Confidential draft No. 8, as confidentially submitted to the Securities and Exchange Commission on May 27, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACCELERANT HOLDINGS

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	6411	98-1753044
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Accelerant Holdings

c/o Accelerant Re (Cayman) Ltd.

Unit 106, Windward 3, Regatta Office Park,

West Bay Road, Grand Cayman

+1 (345) 743-4611

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nancy Hasley Group General Counsel Accelerant Holdings P.O. Box 309 Ugland House, Grand Cayman, KY1-1104 Cayman Islands Telephone: +44 (0) 800-048-9809	Samir A. Gandhi Robert A. Ryan Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900	Suzanne Correy Maples and Calder (Cayman) LLP P.O. Box 309 Ugland House, Grand Cayman, KY1-1104 Cayman Islands Telephone: (345) 949-8066	Thomas Holden Rachel D. Phillips Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Telephone: (212) 596-9000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued     , 2025.

     Shares

Class A Common Shares

This is the initial public offering of Class A common shares of Accelerant Holdings (“Accelerant”), par value $0.0001 per share. We are offering     Class A common shares to be sold in this offering. An affiliate of our equity sponsor is offering    of our Class A common shares. We will not receive any proceeds from the sale of our Class A common shares being sold by the Selling Shareholder (as defined herein). All shares sold by the Selling Shareholder in this offering will be converted to Class A common shares upon sale.

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price is expected to be between $    and $    per Class A common share. We have applied to list our Class A common shares on the New York Stock Exchange (“NYSE”) under the symbol “ARX.”

Following this offering, we will have two classes of authorized common shares. The holders of our Class A common shares offered hereby will be entitled to one vote per Class A common share, and the holders of our Class B common shares will be entitled to ten votes per Class B common share. Certain of our existing equity holders (and their affiliates) will hold all of our issued and outstanding Class B common shares and will have the right pursuant to our amended and restated memorandum and articles of association to convert their Class B common shares into Class A common shares on a one-for-one basis at any time. Additionally, Class B common shares will automatically convert into Class A common shares on a one-for-one basis upon transfer to any non-permitted holder of Class B common shares; or upon the earlier of (i) the time Class B common shareholders cease to own 50% of the total number of Class B common shares owned by such holders, in aggregate, immediately upon the closing of this offering or (ii) three years, after which time (in each case) there will be a single class of common shares with one vote per share.

After giving effect to the sale of the Class A common shares offered hereby, investment funds controlled by our equity sponsor, Altamont Capital Partners (“Altamont Capital”), will own      Class B common shares, representing   % of the combined voting power of our common shares outstanding after this offering (or   % of the voting power if the underwriters’ option to purchase additional Class A common shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status.” Other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to hold voting power greater than 9.9% of the aggregate combined voting power of Accelerant (the “Voting Power Threshold”), and any votes to which any such holder would otherwise be entitled in excess thereof shall be disregarded.

We are an “emerging growth company” as defined under the U.S. federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 25.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Accelerant	Proceeds to Selling Shareholder
Per Share	$		$	$
Total	$		$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We and the Selling Shareholder have granted the underwriters the option for a period of 30 days to purchase up to an additional     Class A common shares on the same terms as set forth above.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares to purchasers on    , 2025.

Morgan Stanley	Goldman Sachs & Co. LLC
BMO Capital Markets	RBC Capital Markets

Piper Sandler	Wells Fargo Securities	William Blair	Raymond James	TD Securities
	Citizens Capital Markets	FT Partners

The date of this prospectus is    , 2025.

Our mission

To be the preeminent specialty insurance marketplace

Our mission To be the preeminent specialty insurance marketplace

A bird's eye view of Accelerant

$3.5B
Exchange Written Premium[1]

96
Risk Capital Partners[2]

232
Members[2]

Operating in
20+
Countries[2]

A bird’s eye view of Accelerant $3.5B 96 Exchange Written Premium1 Risk Capital Partners2 232 Operating in 20+ Members 2 Countries 2 (1) For the trailing 12 months ended March 31, 2025 (2) As of March 31, 2025

Accelerant

Through and including     , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in our Class A common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

None of Accelerant, the Selling Shareholder, nor any of the underwriters has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. None of Accelerant, the Selling Shareholder, nor any of the underwriters takes any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the Selling Shareholder, and the underwriters are offering to sell, and seeking offers to buy, our Class A common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our Class A common shares. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: none of Accelerant, the Selling Shareholder, nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

MARKET AND INDUSTRY DATA

This prospectus includes estimates derived from market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, our Members, our capital partners, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes trademarks and service marks owned by us. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

Accelerant Holdings LP, a Cayman Islands exempted limited partnership formed in 2018 and our current controlling shareholder, is the ultimate parent company of the Accelerant group of companies. In December 2021, we initiated a series of reorganization transactions pursuant to which our company, Accelerant Holdings, was established and became the primary holding company of the Accelerant group of companies. This reorganization has been accounted for as a transaction between entities under common control and is expected to be completed upon the distribution by Accelerant Holdings LP of    of our existing common shares to holders of limited partnership interests of Accelerant Holdings LP in proportion to the economic interests represented by those limited partnership interests. This distribution will occur immediately prior to the consummation of this offering. The existing common shares will then be re-designated into      Class A common shares and      Class B common shares (as applicable) immediately following the effectiveness of our amended and restated memorandum and articles of association. We refer to this distribution as the Accelerant Holdings LP Distribution. After the consummation of this offering, Accelerant Holdings LP will be dissolved.

Prior to the completion of the Accelerant Holdings LP Distribution, Accelerant Holdings LP is considered to be our predecessor entity under applicable SEC rules and guidance. Accordingly, the consolidated annual financial statements of each of Accelerant Holdings and Accelerant Holdings LP are included elsewhere in this prospectus. However, the assets and liabilities and operating results of Accelerant Holdings LP are insignificant in relation to the financial statements of Accelerant Holdings and as such, the financial information referenced within this prospectus, including that presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” is that of Accelerant Holdings unless otherwise specified.

SELECTED DEFINED TERMS

As used in this prospectus, unless the context indicates or otherwise requires, the following terms have the following meanings:

•

Accelerant Direct Written Premium: Expressed as a percentage of Exchange Written Premium, the GWP written directly by Accelerant Underwriting companies, the majority of which we cede to third-party risk capital partners through our reinsurance arrangements.

•

Accelerant GWP: The total GWP written by Accelerant Underwriting companies (both written by our insurance company and assumed as a reinsurer), the majority of which we cede to third-party risk capital partners through our reinsurance arrangements.

•

Accelerant Holdings LP Distribution: Immediately prior to the consummation of this offering, our predecessor and parent entity, Accelerant Holdings LP, will distribute    of our existing common shares to holders of existing limited partnership interests of Accelerant Holdings LP in proportion to the economic interests represented by those limited partnership interests. The existing common shares will then be re-designated into     Class A common shares and     Class B common shares (as applicable) immediately following the effectiveness of our amended and restated memorandum and articles of association. After the consummation of this offering, Accelerant Holdings LP will be dissolved.

•	Accelerant Re Cayman: Accelerant Re (Cayman) Ltd.

•

Accelerant-Retained Exchange Premium: Expressed as a percentage, as Accelerant GWP net of ceded written premium for the trailing twelve month period, divided by total Exchange Written Premium for the trailing twelve month period.

•	Accelerant Underwriting: Accelerant’s owned insurance companies and reinsurance companies, and all revenue and expenses associated with them.

•	ACP Accelerant Holdings LP: An entity controlled and beneficially owned by investment funds advised by an affiliate of Altamont Capital and the Selling Shareholder in this offering.

•

Admitted Market: The insurance market comprising carriers licensed to write business on an “admitted” basis by the insurance commissioner of the state in which the risk is located. Insurance rates and policy forms in an Admitted Market are highly regulated by each state and coverages are largely uniform.

•	AI: Artificial Intelligence.

•	AIUK: Accelerant Insurance UK Limited.

•	ANIC: Accelerant National Insurance Company.

•	ASIC: Accelerant Specialty Insurance Company.

•	AUM: Accelerant Underwriting Managers, the U.S. program management affiliate of Accelerant, which also acts as a “master” MGU that sub-delegates underwriting authority to Members.

•	Board Risk Appetite: The maximum amount and type of risk that we are willing to take in order to meet our strategic objectives within an approved framework.

•	Carrier: An insurance company.

•

Conversion: Any conversion of the Class B common shares described in this prospectus will take effect as a redemption of Class B common shares and issuance of Class A common shares as a matter of Cayman Islands law.

•	DAC: Deferred acquisition costs.

•	E&O: Errors and omissions.

•

E&S: Excess and surplus lines. In this insurance market, carriers are not licensed, except in their state of domicile, and provide insurance coverage on a “non-admitted” basis. Insurance rates and forms in this market are subject to less-stringent regulation than in the Admitted Market and as such, E&S carriers offer greater flexibility in terms, conditions, and rates as compared to the Admitted Market.

•	Exchange Services Take Rate: Exchange Services direct commission income divided by Exchange Written Premium.

•

Exchange Written Premium: The total gross written premium written through the Risk Exchange, including both gross written premiums written on behalf of Accelerant Underwriting companies and written on behalf of Risk Exchange Insurers.

•	FIO: Federal Insurance Office.

•

Flywheel Re: Flywheel Re Ltd. is an unconsolidated reinsurance sidecar entity, sponsored by Accelerant and through which institutional investors are offered specialty insurance risk and returns that are uncorrelated with broader financial markets.

•	GAAP: Accounting Principles Generally Accepted in the U.S.

•

Gross Loss Ratio: Expressed as a percentage, gross incurred losses and loss adjustment expense divided by gross earned premium. Gross loss ratio excludes the impact of premium and loss and loss adjustment expense ceded to reinsurers. Gross loss ratio represents the percentage of gross premium earned during the period that will be required to pay current and future claims, based on management’s best estimates.

•	GWP: Gross written premium, representing the total amount of premium contracted for all policies issued in a given period.

•	Independent Members: Members in which Accelerant does not own an interest.

•	Independent Premium: The gross premium written by Independent Members and placed through our Risk Exchange.

•	LAE: Loss adjustment expense.

•

Members: Specialized underwriters, including MGAs, MGUs, and program managers (terms we use interchangeably) that underwrite insurance premiums on behalf of risk capital partners through our Risk Exchange.

•

MGA: Managing general agent; a third-party agent that receives delegated underwriting authority from a Primary Insurance Company to write insurance risk on its behalf. As used in this prospectus, the term “MGA” refers generically to agents receiving this delegation of underwriting authority, including MGUs, MGAs, and/or program managers and any Member or other entity in relation to which the term “MGA” is used in this prospectus may not fall within the regulatory definition of a “managing general agent” in the jurisdictions in which it operates.

•	MGU: Managing general underwriter; a third-party agent that receives delegated underwriting authority from a Primary Insurance Company to write insurance risk on its behalf.

•

Mission Europe: Mission Holdings Europe Ltd., one of our subsidiaries. On May 1, 2024, we exercised our call option to acquire, and subsequently contribute all the equity interests of Mission Holdings Europe Ltd. to Mission Worldwide Holdings.

•	Mission Members: Specialty underwriters that we incubate through Mission Underwriters and in which we have an equity ownership interest.

•

Mission Underwriters: Mission Underwriters provides specialty underwriters with the working capital, operational support, and balance sheet capacity necessary to operate their own MGAs, in which the specialty underwriters have a majority ownership interest. These MGAs are Members of the Risk Exchange.

Mission Underwriters operates in the U.S., UK and EU through Mission US and Mission Europe.

•

Mission US: Mission Underwriting Holdings, LLC, which is a subsidiary that was initially funded by equity capital from our controlling shareholder and operated by our management team, and whose equity interests were acquired, by merger, by Accelerant Holdings on May 1, 2024. Prior to May 1, 2024, Mission Underwriting Holdings, LLC was a consolidated variable interest entity.

•	NAIC: National Association of Insurance Commissioners.

•

Net Revenue Retention: Expressed as a percentage, the current period’s Exchange Written Premium of Members that were actively writing Exchange Written Premium in the prior period divided by these same Members’ prior-period Exchange Written Premium. This measure demonstrates an aggregate measure of the net growth of Exchange Written Premium from previously onboarded Members.

•	Owned Members: Members in which Accelerant either has a minority equity ownership interest or controlling equity interest.

•	Owned Premium: The premium produced by Mission Members and Owned Members, who receive commissions for sourcing and underwriting business.

•	P&C: Property and casualty insurance.

•

Primary Insurance Company: Carriers who write business on their license and thus are responsible for insurance policy forms, rate filings, etc. Primary Insurance Companies will often then reinsure the risk they have written to third-party reinsurers.

•

Reinsurer: An insurance company that insures risk written by another insurance company. Reinsurers generally are not required to be licensed directly in a given jurisdiction to provide such reinsurance coverage; however, absent any such license, reinsurers are limited only to writing such risk in a (secondary) reinsurance capacity and not in a (primary) direct capacity.

•	Risk capital partners: Third-party insurance companies, reinsurers or institutional investors that provide capacity through the Risk Exchange, directly or indirectly.

•	Risk Exchange: The Accelerant technology, data ingestion, and agency operations that serve the needs of our Members and risk capital partners.

•	Risk Exchange Insurer: Third-party Primary Insurance Company deploying underwriting capacity directly through our Risk Exchange.

•

Selling Shareholder: ACP Accelerant Holdings LP; the shareholder which, as part of this offering, is selling shares received following the re-designation of existing common shares following the Accelerant Holdings LP Distribution.

•	Third-Party Direct Written Premium: GWP written directly with Risk Exchange Insurers.

•	TPA: Third-party administrator, providing claims handling and other operational functions related to administration of insurance policies.

•

U.S.-UK Tax Treaty: The Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains, signed July 24, 2001.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Accelerant,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Accelerant Holdings and its consolidated subsidiaries.

Our Vision

To become the preeminent specialty insurance marketplace connecting underwriters and risk capital in a transparent and modern way.

Company Overview

We operate a data-driven risk exchange that connects selected specialty insurance underwriters (the “Sellers” on our platform) with risk capital partners (the “Buyers” on our platform). Our Risk Exchange reduces information asymmetries and operational barriers present in the traditional insurance value chain by leveraging proprietary technology to share actionable high-fidelity data and insights with platform participants.

The Accelerant Risk Exchange simplifies the traditional insurance value chain, which is fragmented, costly, and inflexible. Legacy technology, excessive intermediation, and misaligned incentives cause data leakage, high costs, and wasted resources for participants. Our technology powered platform addresses these issues by connecting specialty underwriters, typically MGAs (our “Members”), and risk capital partners, including insurers, reinsurers, and institutional investors (our “risk capital partners”). On the “supply side” of our Risk Exchange, we deliver a full service offering to our Members that includes insights and analytics, distribution management, operational resources, and the commitment of stable underwriting capacity. Our offerings free our Members to focus on growing their businesses through their core expertise of profitable underwriting. On the “demand side” of our Risk Exchange, we offer risk capital partners an attractive, validated, and diversified portfolio of specialty insurance premium that may otherwise be difficult to access elsewhere. Risk capital partners who provide capacity through our Risk Exchange pay us recurring fees to source, manage, and monitor risks on their behalf. The Risk Exchange portfolio’s strong returns to date promote confidence from these risk capital partners in the quality of the portfolio’s risk exposure, leading to better pricing and faster execution for our Members, which, in turn, empowers our Members to focus on profitable underwriting performance and growth.

By harnessing our proprietary technology, access to data, and industry experience, we believe we have created the future marketplace of the insurance industry. As of March 31, 2025, we had 232 Members and 96 risk capital partners on our platform and we have grown Exchange Written Premium at a 217% compounded annual growth rate since inception. As we mature and continue to scale our business, we expect our annual growth rate to moderate.

Our Risk Exchange is designed to be simpler, easier, and faster than legacy models for transferring risk. Inaccurate and incomplete underlying policy data plagues the traditional insurance value chain and prevents underwriters from deriving meaningful and actionable information. Our purpose-built Risk Exchange is underpinned by proprietary technology that ingests Member policy data and third-party data from disparate and complex data environments and pools it into a single, digestible dataset with over 21 thousand unique attributes and over 79 million rows of data. This information enables automated portfolio monitoring and delivers actionable insights to underwriters and capital providers across the Risk Exchange, which helps drive lower-than-average loss ratios compared to the broader industry, optimized pricing, and accelerated growth.

We believe that our Members’ success makes us the destination of choice for the industry’s best specialty underwriters. We deliver distribution management and operational, actuarial, regulatory, and stable capital support to our Members, and our holistic offering promotes our Members’ growth and better underwriting performance. On average, our Members grow gross premiums written through the Risk Exchange by 52% in their first two years, or at an annual rate of 39% on a weighted-average basis at low-to-mid 50-percentage loss ratios, on average. For the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, our gross loss ratio was 53%, 54% and 51%, respectively. We received an independent third-party Net Promoter Score of 89 (out of 100) from our Members (based on a survey result), which we believe will attract a robust pipeline of potential future Members.

We focus on MGAs with strong underwriting track records and specialty underwriting expertise who predominately underwrite low-limit, low-hazard, specialty commercial risks. We conduct a thorough diligence process when selecting new Members for our Risk Exchange. We carefully construct the Risk Exchange portfolio to maximize diversification and predictability. Our Members had a weighted-average gross written loss ratio of approximately 50% for business written through the Risk Exchange in underwriting year 2024, and the majority of Members’ gross loss ratios for underwriting year 2024 are within eight points of the weighted average, creating a low-volatility portfolio. Since our inception, we have declined approximately 90% of prospective new Members (representing self-reported premiums of $18 billion in aggregate) that we believe did not fit within our model, reflecting our selective invitation to only the best MGAs to join our Risk Exchange.

Our commitment to selecting the best Members and optimizing their performance as well as full data transparency has attracted a growing and diverse set of high-quality risk capital partners. We started with two risk capital partners in 2019, growing the number to 28 in 2020, 46 in 2021, 60 in 2022, 66 in 2023, and 96 in 2024. These risk capital partners include insurance and reinsurance companies, as well as institutional investors contributing capital to Flywheel Re, a reinsurance sidecar, who are attracted to the uncorrelated, attractive return profile of the risk that they can access through the Risk Exchange. Reinsurance companies and institutional investors in Flywheel Re access the Risk Exchange by reinsuring business from Accelerant Underwriting. Starting in 2023, five third-party insurance companies joined our platform and began accessing the Risk Exchange directly. In 2024, eight more third-party insurance companies joined, and over time we believe that the majority of our Risk Exchange premium will be written by new and existing third-party insurance company partners. The depth and breadth of risk capital partners supports our operational flexibility and our growing Member base. It also allows us to maintain a capital light model.

The Risk Exchange is our fee-based core business. At opposite ends of the Risk Exchange, we operate our MGA Operations and Underwriting segments, further enhancing our value proposition. Our MGA Operations segment includes our MGA incubator, Mission Underwriters, which has supported the formation of 31 MGAs (our “Mission Members”). Mission Underwriters expands our addressable market to include underwriters presently employed by traditional insurance companies looking to form their own MGAs. In addition to Mission Members, the MGA Operations segment also captures the financial contributions of 16 Members in which we own an equity ownership interest (our “Owned Members”). Our selective equity participation allows us to make attractive investments in, and further align with, Members, enabling us to capture some of the value we help create. In nearly every instance (with only two exceptions), the MGAs in which we have invested were already Members at the time of our investment. On average, our investment in a Member has taken place nine months after the MGA became a Member. In total, we own an equity ownership interest, either directly or through Mission, in 47 of our 232 Members, and we expect our Owned Members and Mission Members in aggregate to remain a minority portion of our total Members. For the trailing twelve months ended March 31, 2025, these Members contributed $1.03 billion, in Exchange Written Premium, or 29% of our total Exchange Written Premium for that period.

Our Underwriting segment captures the portion of the Risk Exchange portfolio written by Accelerant Underwriting and the corresponding underwriting profit realized on retained business. We have historically targeted to reinsure 90% of premiums written and reinsured by Accelerant Underwriting through the Risk Exchange to risk capital partners, with Accelerant retaining approximately 10%. We expect this retained portion of Risk Exchange premium in the aggregate to decrease over time. We view our Underwriting segment as a strategic asset and source of operational flexibility that we use to broaden the risk capital pool, align incentives with current and prospective risk capital partners and expedite the onboarding of new Members and the launch of new products.

As of December 31, 2019, we had 12 Members, writing 60 products across seven countries, and two risk capital partners. As of March 31, 2025, we have grown our platform to 232 Members, writing over 500 specialty insurance products across 22 countries, on behalf of 96 risk capital partners. Since the launch of our platform, only one Member has elected to leave the Risk Exchange based on mutual agreement. In all, we have experienced less than a 1% churn rate in the period from inception of the Risk Exchange through March 31, 2025. We have grown total Exchange Written Premium to $3.5 billion for the trailing twelve months ended March 31, 2025, while achieving a gross loss ratio of 53% for the three months ended March 31, 2025, 54% for 2024 and 51% for 2023. We have grown our revenues by 57% from $219 million for the year ended December 31, 2022 to $344 million for the year ended December 31, 2023, by 75% from $344 million for the year ended December 31, 2023 to $603 million for the year ended December 31, 2024, and by 39% from $128 million for the three months ended March 31, 2024 to $178 million for the three months ended March 31, 2025. Our Organic Revenue Growth Rate over the same periods was 57%, 75%, and 38%, respectively. In 2022 and 2023, we incurred net losses of $96 million and $64 million, respectively, reflecting increased investment into our business. For the year ended December 31, 2024, we reported net income of $23 million. We reported net income of $8 million and $2 million for the three months ended March 31, 2025 and 2024, respectively. Our Adjusted EBITDA was $128 million for the trailing twelve months ended March 31, 2025. We generated positive Adjusted EBITDA in 2024 and 2023 of $113 million and $36 million, respectively, which followed Adjusted EBITDA losses of $39 million in 2022. For reconciliations of total revenue to Organic Revenue Growth Rate and net income (loss) to Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP financial measures.”

Our History

Accelerant was founded in 2018 by three industry veterans with over 100 years of collective experience in the insurance and reinsurance industries. They experienced first-hand the structural inefficiencies and fragmentation of the insurance market. There were too many intermediaries operating across siloed entities, resulting in a lack of customer prioritization and excess costs. Antiquated technology, poor data quality, and insufficient transparency has led to information asymmetries, inaccurate pricing, misaligned incentives, and inconsistent capital availability. Our founders were determined to build a platform to solve these issues. By democratizing data and aligning incentives in a single platform, Accelerant delivers better outcomes for all Risk Exchange participants.

In late 2018, we launched operations in Europe, followed quickly by the formation of our first insurance company in 2019. We believed that controlling our own insurance company would kickstart our marketplace initially and provide our Members with the support and service to empower them to focus on profitably growing their businesses. We established relationships with risk capital partners that valued our disciplined approach to sourcing, managing, and monitoring specialty risk. They indirectly provided capacity through reinsurance to support our Members’ growing premium base while we maintained our capital-efficient, distribution-focused business model. Simultaneously, we built portfolio analytics and automated monitoring to augment the quality of the portfolio and the underwriting insights that support it. By the end of 2020, we had expanded our footprint into the United States.

Recognizing the significant opportunity to attract underwriting teams out of traditional insurance companies, where underwriters had limited upside, our affiliates launched Mission Underwriters in 2021. Mission Underwriters, our MGA incubator, provides start-up financing, underwriting capacity, and turnkey operational support to entrepreneurial underwriters seeking to launch their own MGAs. By the end of 2021, there were five Mission Members that wrote $28 million of GWP in 2021 and grew to 31 Mission Members writing $623 million of GWP for the trailing twelve months ended March 31, 2025. With respect to technology, we made significant enhancements in 2021 to our data ingestion engine, allowing us to ingest Member data from disparate and complex data environments and to augment it with third-party data.

In 2022, we formed Flywheel Re, a reinsurance sidecar, to facilitate the participation of institutional investors in the Risk Exchange portfolio, offering them specialty insurance risk and returns that are uncorrelated with broader financial markets. We believe Flywheel Re incorporates a structure that provides multi-year underwriting capacity to support the Risk Exchange platform portfolio as it grows. We expect Flywheel Re’s future cash flows and investor returns to be dependent on the loss performance of the underlying portfolio of specialty insurance business the vehicle reinsures and, therefore, relatively uncorrelated with movements or trends in the broader financial markets.

In 2023, we further evolved the Risk Exchange by allowing third-party insurance companies to join and access the Risk Exchange directly, as well as benefit from our profitable, thoughtfully sourced, managed, and monitored specialty risk portfolio. For the trailing twelve months ended March 31, 2025, Risk Exchange Insurers contributed 18% of total Exchange Written Premium, reflecting strong demand for our unique value proposition. If all of our new and existing Risk Exchange Insurers had been participating on the Risk Exchange for the trailing twelve months ended March 31, 2025, then those Risk Exchange Insurers would have written 30% of our Exchange Written Premium over that period.

As part of our strategy to engage with Risk Exchange Insurers, we offer quota share reinsurance contracts to these partners or help them establish reinsurance relationships with other risk capital partners. Risk Exchange Insurers will often reinsure a significant portion of the acquired policies while gaining experience with the Risk Exchange. Our target is for Risk Exchange Insurers to write and retain an increasing percentage of our Exchange Written Premium and the capital requirements of our enterprise to further decline over time.

Our Revenue Model

We generate revenue through three separate operating segments: Exchange Services, MGA Operations, and Underwriting.

Our Exchange Services segment generates revenue through a fixed-percentage, volume-based fee that our risk capital partners pay to us for sourcing, managing, and monitoring the portfolio of business written by Members.

Our MGA Operations segment includes both Mission Underwriters’ consolidated results and those of Owned Members in which we have an equity ownership interest. We generate commission revenue from those Owned and Mission Members that we consolidate and equity income from those Owned Members in which we have a non-controlling equity ownership interest.

Our Underwriting segment captures the net commissions from reinsurers and the net underwriting result from retained business that is written and assumed by Accelerant Underwriting companies.

Our Market Opportunity

We operate within the approximately $2 trillion global P&C insurance market. In Accelerant’s core geographies, the United States, Europe, Australia, and Canada, total estimated P&C premiums represented $1.4 trillion in 2022. Today, Accelerant is focused on the specialty P&C insurance market, which includes risks that are either more complex or niche than standard P&C risks and thus require unique underwriting expertise. We estimate that the specialty P&C insurance market represented approximately $252 billion of annual premium in these core geographies in 2022.

Specialty underwriters are the “supply side” of risk in our core market. MGAs are growing underwriting market share given their relative outperformance in innovation and product design. According to Conning, the MGA market in the U.S. alone was estimated to represent over $100 billion of premiums in 2023, having grown by more than 100% from $50 billion in 2018. As the specialty insurance market has continued to mature, MGAs have captured increasingly greater market share in specific underwriting niches because they can better attract top underwriting talent and have more flexible, modern technology. Insurance companies that provide coverage to the ultimate insureds, and the institutional investors and reinsurers that provide reinsurance to those insurance companies, serve as the “demand side” of the market. Our Risk Exchange sits in the middle, serving both the “supply-side” and the “demand-side” of this market. We also directly participate on the “supply side” through our MGA Operations segment and on the “demand side” through our Underwriting segment.

As the industry continues to grow, the specialty insurance market is experiencing multiple structural shifts which we believe will continue to drive opportunities for our Risk Exchange:

Key “Supply-Side” Drivers:

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Increasing Number of Specialty Underwriters Looking to Start MGAs: Specialty underwriters are often stifled at traditional insurance companies, burdened by outdated technology and misaligned incentives. They are increasingly looking to join or form new MGAs. This has been reinforced by the broader acknowledgement by market participants and insurance regulators of the important role that MGAs play in the value chain. Talented underwriters seek entrepreneurial environments with autonomous decision making, better equity upside, and modern technology. The Accelerant solution provides existing MGAs with flexibility and greater control over their businesses. We deliver distribution management and operational, actuarial, regulatory, and stable capital support. We do this for both established MGAs, as well as underwriters looking to form new MGAs through Mission Underwriters, which supplies start-up financing, in addition to turnkey, end-to-end technology and operational support. The accelerated formation of new MGAs continues to grow the market opportunity, producing a broader potential Member base for Accelerant and gives participants on our Risk Exchange access to previously unavailable market niches.

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Increased Need for Specialty Insurance Products: A variety of broad-based, fundamental shifts have increased the demand for specialty insurance products. Customers and policyholders need and seek more bespoke coverages. For underwriters, there are increasing benefits to sharpening their area of underwriting focus, empowered by innovation in AI, machine learning, and data analytics. Historically, the required technological and data capabilities could only be assembled within monolithic insurance companies. However, yesterday’s mainframe now operates on every underwriter’s smartphone. By breaking down cost barriers, an increasingly distributed technology architecture has paved the way for entrepreneurial underwriters outside traditional insurance companies to introduce new products and processes to the market.

Key “Demand-Side” Drivers:

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Heightened Demand for Low-Volatility Risk: Historically, attractive specialty, small-to-medium-sized enterprise (“SME”) insurance risk has been retained by a small number of Primary Insurance Companies, and therefore, inaccessible to many insurers, reinsurers, and institutional investors. This risk portfolio typically has a lower-volatility loss signature as compared to the P&C industry at large, given the smaller size and complexity of the insureds’ business models. Accelerant makes this otherwise difficult-to-access portfolio of specialty risk available to a broad range of risk capital partners. Furthermore, we construct our portfolio to have low exposure to natural catastrophe risk. Concerns around changes in climate and challenges with evaluating these risks have driven risk capital partners to search for lower-volatility risks to insure, such as those written through the Risk Exchange. Risk capital partners consistently identify the diversifying impact of our low-volatility portfolio as a primary driver for joining the Risk Exchange.

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Modern Technology Promotes Cost-Effective Access to SME Policies: Legacy insurance companies find accessing the SME market to be uneconomical, as their cost-to-service is high relative to premium volumes. Outdated processes result in onerously high expense ratios that make it uneconomical to service smaller dollar policies, despite the attractive low loss ratios these policies often produce. We expect to have a four percentage point general and administrative expense advantage versus the market. Our proprietary technology removes these performance barriers through superior data collection, ingestion, and analytics. Our technology helps underwriters make better-informed underwriting and strategic decisions. Our Risk Exchange provides cost-effective access to this attractive segment for legacy insurers and reinsurers. We expect this to continue to attract more Risk Exchange Insurers directly onto the platform and increase the portion of the Risk Exchange premiums written by Risk Exchange Insurers relative to Accelerant-owned insurance companies.

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Alternative Capital Increasingly Desires Non-Financially Correlated Returns: There is growing demand from institutional investors for the type of risk in our portfolio. Institutional investors value the returns associated with underwriting that exhibits a low correlation with financial market conditions. In addition, the low volatility of the Risk Exchange portfolio further enhances this diversification. Historically, these institutional investors were limited to investing in short-term, narrow property catastrophe-focused opportunities. Accelerant meets investor demand for opportunities to participate more broadly across the specialty P&C insurance market. Flywheel Re delivers superior diversification in a capital-efficient structure that allows investors to access attractive returns across a large number of insurance products and across multiple underwriting periods.

The Accelerant Advantage

Accelerant operates a data-driven risk exchange connecting specialty insurance underwriters with risk capital partners. Our Risk Exchange reduces information asymmetries and operational barriers present in the traditional insurance value chain by leveraging proprietary technology to share actionable high-fidelity data and insights with platform participants.

In a market characterized by multiple layers of intermediation, complexity, and ineffective technology and use of data, our competitive advantage is supported by:

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Data-Driven Insights and Technology: The traditional insurance value chain is beset by inaccurate and incomplete data on underlying policies. Underwriters are unable to derive meaningful and actionable information that supports underwriting performance and risk capital partners lack high confidence in risk exposure and performance. Based on our Members’ experience, we estimate that a small fraction of the policyholder data that is collected at the start of the insurance value chain is typically shared with the end capital provider. We believe this resulting information asymmetry leads to a market with artificially high prices and depressed volumes. We built Accelerant to solve these problems.

Our proprietary ingestion tools allow us to capture insurance data from disparate and complex data environments. We collect Member exposure data from both structured and unstructured environments and combine it into a single dataset now consisting of over 21 thousand unique attributes across more than 79 million rows of proprietary data from over one thousand unique data mappings. On average, in the first quarter of 2025, we ingested 8.9 million additional rows per month into our growing dataset. This high-fidelity, high-quality data is combined with third-party data and made available to both Members and risk capital partners in an actionable form. We believe that our digital capabilities and workflow tools will lead to better data, better analytics, and reduced effort at scale.

Our proprietary technology allows underwriters to select risks with the benefit of platform-driven insights and for our risk capital partners to gain transparency into the portfolio of risks they are assuming.

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Member-Centric Culture: Accelerant is organized around its Members, seamlessly providing them with the services they require to succeed, including distribution management and operational, actuarial, regulatory, and stable capital support. Key to our service model is the assignment of a dedicated expert support team to each Member, including relationship managers, claims adjusters, actuaries, underwriters, and data scientists. The legacy insurance industry tends to organize around product silos, connecting multiple disjointed nodes across several organizations. This results in a highly fragmented value chain which introduces high costs, large data loss, and structural fragility. We work with Members to launch new product offerings in approximately 14 weeks, compared to what we believe is the industry standard of six to 12 months. We provide our Members with a dedicated team of experts, which includes underwriting and data managers, alongside regular consultations to drive performance enhancement. We have protocols in place to ensure that we do not compete with our Members. Such protocols center around bespoke product uniqueness for each Member, transparency of Member competition and non-favoritism, and channel definition. This creates a dynamic that further differentiates us from the legacy market. There may be potential Members that are less interested in becoming a Member because of our investment in other Members that are perceived to be competitors, but based on our experience, we believe the likelihood of this is low. Our Member-centric culture and the breadth of our capabilities allow us to attract and retain what we believe to be the industry’s best underwriters in their respective specialties.

We provide Members with long-term capital and operational support so that they can plan for the longer term and focus on their core businesses. We believe taking a longer-term view promotes faster, more profitable and more durable growth for Members. In exchange for a five-year capacity commitment from us, our Members provide us with exclusivity agreements on a rolling, five-year basis. We provide Members with data and analytics, portfolio management, assistance with product expansion, and widening distribution networks. Our commitment to supporting our Members’ growth is evidenced by our Net Revenue Retention of 157% for the trailing twelve months ended March 31, 2025 and third-party generated NPS score of 89 in 2023.

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Disciplined Approach to Sourcing, Managing, and Monitoring Risk: Our methodology of carefully sourcing, managing, and monitoring risk enables us to develop our portfolio of specialty risk. We source prospective new Members through our industry network and market referrals and make selections based on their loss ratio track records. Our current focus is predominantly on commercial, low-limit SME lines of business. Our existing portfolio of products consists of commercial combined, property owners and professional indemnity products together with other coverage products. Each of our Members typically specializes in a particular commercial niche (e.g., Pacific Northwestern bowling alleys or Norwegian cold storage facilities). We and they aim to provide the full suite of insurance products the SME owner would need or seek to obtain in each niche. We take a disciplined approach to managing and monitoring risk in collaboration with Members that combines our data insights with advice from insurance industry veterans. We meet with each Member monthly to review their portfolio performance, and our technology stack enables us to derive data-driven insights that uncover hidden opportunities and potential vulnerabilities in a Member’s portfolio.

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Diverse, High-Quality Risk Capital Partners: Maintaining long-term relationships with our risk capital partners is a key component of our business and revenue model. Whether they participate on the Risk Exchange directly or through reinsurance, we have partnered with a broad group of high-quality risk capital partners who are attracted to the Risk Exchange by the portfolio’s consistent and profitable underwriting performance. We have grown the number of risk capital partners on our platform from two in 2019 to 28 in 2020 to 96 as of March 31, 2025. Our existing risk capital partners include blue chip insurance and reinsurance companies with substantial balance sheets that have the capacity to support the pace of our growth and could singularly support our entire portfolio today. Continued strong demand from risk capital is an important contributing factor to our robust Member pipeline. Additionally, we intend to continue to increase the portion of the Risk Exchange premiums written directly and retained by Risk Exchange Insurers and reduce the portion written by Accelerant Underwriting, which will shift even more of our revenue model to being fee-based.

Our Growth Strategy

Since inception, we have grown Exchange Written Premium at a 217% compounded annual growth rate. We believe we will continue to maintain strong revenue growth based on:

•	Growing Existing Members’ Businesses: Our Members are the key to our success – when they succeed, we succeed. We believe our existing Members will continue to expand as they capture greater market share, introduce new products, and enter new regions. Accelerant’s exclusivity arrangements and rights of first refusal on new product launches promote new product growth on the Risk Exchange. Accelerant’s long-term five-year capacity commitment allows our Members to plan for the future with confidence, focusing on new opportunities, rather than sourcing underwriting capacity. These factors have led to our Members growing premiums written on the Risk Exchange by over 39% annually on a weighted-average basis. Additionally, not all products written by our Members are written through the Risk Exchange. In 2023, in Europe and the U.S., approximately 59% and 58%, respectively, of Members used both the Risk Exchange and other third-party capital providers to secure their capacity. We believe this presents a significant opportunity for the Risk Exchange to increase its wallet share and capture even more of those Members’ premiums.

•

Attracting New Members: Adding new Members to our platform has been a significant source of growth historically, and we expect this to continue in the future. We began with three Members in 2018 and had 232 as of March 31, 2025. Our expert client-facing service model, proprietary technology offering, and long-term capacity attract prospective Members to our Risk Exchange. We had over 300 additional MGAs in our evaluation pipeline as of March 31, 2025, which collectively reported $2.5 billion in annual premiums. We expect our comprehensive diligence process when selecting members as well as our growing Member base and increasingly diversified portfolio to drive further interest from additional risk capital partners and, in turn, reinforce the Risk Exchange’s value proposition to existing and prospective Members.

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Expanding Our Product Portfolio: Our portfolio is focused on low-volatility, low-severity SME commercial risks. This market segment within our focal lines of business and geographies is large, estimated at $117 billion of premium for 2022, giving us considerable room to expand. We intend to prudently expand into selected additional lines of business, bringing our estimated serviceable market to $252 billion. As we continue to scale, we believe there are specialty underwriters that excel in larger-market commercial, commercial auto, workers’ compensation, and specialty personal lines whom we can attract to our Risk Exchange while maintaining the same high-quality portfolio. We will always endeavor to attract the highest quality underwriting talent to our Member base, notwithstanding the niche or line of business.

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Geographic Expansion: As of March 31, 2025, 40% of our total Members were in Europe, including the UK, 50% in the U.S., and 10% in Canada. We intend to grow with our existing product portfolio by adding additional countries to our operation. Our geographic expansions to date have been successful and we believe our operating footprint and globally integrated technology platform position us well to capitalize on opportunities in new countries. In the near-term, we believe that Australia and continued expansion in Canada represent attractive growth opportunities given their combination of high MGA penetration and similar structural challenges present in their legacy insurance marketplaces. We are always evaluating other global expansion opportunities as well.

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Expanding to New Member Types: To date, our Members have been MGAs primarily focused on specialty insurance. We have been successful in addressing these clients’ needs, and we believe there are other sizable Member types which have similar structural challenges that would benefit from a relationship with us. In particular, captive insurance companies constitute a $176 billion global market and face similar challenges as our existing specialty Members. Captives represent entities engaged in self-insurance, either standalone (e.g., single business) or as a group of related insureds forming a jointly owned insurance vehicle. Captives have identified inflexible and unreliable insurers, poor data transparency, high expenses, and slow response times as key challenges to their operations – each of which our platform could address. From our perspective, the aligned incentives inherent in the captive model result in more attractive risk than other markets. As of March 31, 2025, we had nine Members engaging in captive business.

Along with the opportunity to provide retail brokers access to the suite of products offered by our Members, we believe we can expand our existing partnerships with retail P&C insurance brokers that have specific areas of expertise and could enhance their economics by establishing a joint venture

MGA with Accelerant. Our Mission Underwriters business will help facilitate this venture, which will begin with the establishment of a new MGA.

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Deepening and Broadening Relationships with Risk Capital Partners: We have diverse, stable, and high-quality risk capital relationships, including 13 Risk Exchange Insurers operating directly on the Risk Exchange, 79 third-party reinsurance companies, and four institutional investors contributing capital to Flywheel Re. Our existing risk capital partners maintain substantial balance sheets and have the capacity to support our current and anticipated future growth. While we do not need to add any other risk capital partners to keep pace with our growth, we expect to continue to expand the number of risk capital partnerships in response to the growing demand for our value proposition, which will drive increased competition for low-volatility, low-severity risk, providing enhanced terms and more favorable economics for the Risk Exchange. Writing more premium directly with Risk Exchange Insurers will shift even more of our revenue model to being fee-based.

Our Technology and Data Platform

Our proprietary, purpose-built technology and data platform is a critical part of executing our vision for the Risk Exchange, which is to provide greater transparency and shared information across the entire value chain.

Underpinning the Risk Exchange’s value proposition for our Members, are our data and technology capabilities that we believe are unmatched in the industry. We ingest and combine data from a variety of sources (e.g., policy and claims systems), augment it with third-party data, and analyze that information for the benefit of all Risk Exchange participants. Accelerant captures all available data on risk exposures and claims – we do not have to leave data behind because of technological limitations. By ingesting structured and unstructured data, we can preserve data that is often lost across the insurance value chain. As of March 31, 2025, our dataset consisted of over 21 thousand unique attributes across more than 79 million rows of proprietary data from one thousand unique data mappings, and we have ingested an average of 8.9 million additional rows per month in 2025. Once ingested, data is validated, transformed, and governed into robust and tailored underwriting intelligence that is available to Members and risk capital partners alike. As a result, our Risk Exchange lessens information asymmetries, enabling trust between Buyers and Sellers on our platform.

Our Members and risk capital partners derive significant value from our data and analytics platform and their specific needs and usage patterns continuously evolve. We seek to regularly enhance the delivery and functionality of our data and analytical capabilities utilizing workflow tools and our cloud-native, digital platform that offers Risk Exchange participants a single, secure place to operate. Examples of our data and analytics advantage include:

(1)

Accelerant Risk Indexing: We generate a proprietary risk score on individual risks to improve selection and pricing for select Members today. By introducing third-party data in the form of distance to the nearest pub and area crime incidents, we helped a Member improve their gross loss ratio by 5.3% when back testing the Member’s data, which is a significant improvement to the underwriting profit for our risk capital partners. We expect to compound these data-driven inputs continuously to make our portfolio stronger.

(2)

Claims Recovery Model: We employ a large language model (LLM) to analyze our Accelerant-sanitized data and help identify the claims with the highest likelihood for subrogation (i.e., recovery) in the United Kingdom. Thus far, we have improved our subrogation rate from 0.5% of claims to 2% leading to an estimated 1% improvement in gross loss ratio, assuming a portfolio gross loss ratio of 50%, which is a significant improvement for our risk capital partners. As our model continues to develop and train, we aim to further reduce subrogation rates and derive other actionable insights.

We have assembled a team of over 150 highly skilled engineers, data scientists, product managers and designers whose collective expertise spans a broad range of technical areas. As of March 31, 2025, these team members represented 32% of the Accelerant workforce. We continue to make significant investments in the development of our data, analytics, and AI.

Our Operating Segments

We operate our business across three operating segments – Exchange Services, which is the core offering of Accelerant, MGA Operations, and Underwriting.

Exchange Services

The Exchange Services segment is our core business, our Risk Exchange – the Accelerant technology, data ingestion, and agency operations that serve the needs of our Members and risk capital partners. We derive revenue in this segment from contractually fixed fees based on premium volume, paid by risk capital partners for sourcing, monitoring, and managing their risk portfolios.

MGA Operations

Our MGA Operations segment captures the economics of both Mission Members and Owned Members in which Accelerant has a minority equity ownership interest, reflecting such earnings as equity method income, or in which Accelerant has a controlling stake, reflecting such earnings fully within our consolidated results. Mission Underwriters represents the largest component of this segment. Mission Underwriters provides start-up financing, underwriting capacity, and turnkey operational support to entrepreneurial underwriters looking to launch their own MGAs. We own the majority of every MGA that Mission Underwriters helps to create, with meaningful equity shared with management teams based on the performance of their MGA. Mission Underwriters allows Accelerant to directly capitalize on the industry trend of specialized underwriting talent leaving traditional insurance companies to start their own independent platforms. Mission Underwriters expands our addressable market. MGA Operations also provides us with the opportunity to make attractive, long-term investments in existing Members, driving alignment of interest, as well as enabling Accelerant to participate in the value the Risk Exchange creates for MGAs.

Underwriting

Our Underwriting segment contains all revenue and expenses associated with Accelerant Underwriting. We view our owned insurers and reinsurer as strategic assets and sources of operating flexibility. As we began operations, our owned insurance companies promoted alignment with our risk capital partners by demonstrating our steadfast focus on sourcing the most attractive specialty risk. Our reinsurer and institutional investor risk capital partners access premium on the Risk Exchange through reinsurance from Accelerant Underwriting and from the quota share arrangements Accelerant Re Cayman writes with our Risk Exchange Insurers. For the trailing twelve months ended March 31, 2025, 92% of premiums written by Accelerant Underwriting were ultimately reinsured to third-party risk capital partners. For the trailing twelve months ended March 31, 2025, Accelerant-Retained Exchange Premium represented 8% of Exchange Written Premium.

Our Members (“Supply Side” of our Risk Exchange)

Our Members are experienced specialty underwriters that produce attractive loss ratios. The Members with whom we partner are typically MGAs operating independently of insurance companies, with delegated authority to underwrite risk on an insurance company’s behalf. We select Members that have an impressive track record of underwriting low-volatility, low-limit, low-hazard risks. The quality of the portfolio written by our Members is highlighted by our gross loss ratio of 53%, 54%, and 51% for the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, respectively. Through our rigorous vetting process, we review prospective Members across a range of areas including underwriting, actuarial, compliance, claims, technology, and key talent. Typical criteria we use in screening for new prospective Members include:

•	3-to-5-year underwriting track record, either as a standalone MGA or as part of larger organization

•	Predominantly commercial, low-limit SME risk focus

•	Underwriter-led culture with focus on maintaining profitable business

•	Typical annual premium volumes of $3 million to $100 million

•	Robust data capture capabilities that can be shared with our Risk Exchange

Our Members typically service small-and-medium-sized businesses, or SMEs, that have annual revenues of $50 million or less, and have one or more risk characteristics that require specialty insurance products. Such risk characteristics may include, for example, the insured’s industry or profession, the location of property exposure, the construction or occupancy type, or the historical claims activity of the aggregate insured business. Our existing portfolio of products consists mostly of commercial combined, property owners and professional indemnity products together with other coverage products. Each of our Members typically specializes in a particular commercial niche (e.g., Pacific Northwestern bowling alleys or Norwegian cold storage facilities). We and they aim to provide the full suite of insurance products the SME owner would need or seek to obtain in each niche. These products are sold in the domicile or state where the insured is based. In the U.S., the specialty insurance products typically, but not always, are written on an E&S basis and regulated by various states’ Departments of Insurance.

Our commitment to our Members and the quality of the Risk Exchange portfolio continues long after a Member is onboarded. Ongoing monitoring through data, frequent expert reviews and audits enables our Members to not only quickly act on growth and business opportunities, but also enables us to identify any areas of deterioration in real time and immediately put in place risk mitigation and/or remediation actions to maintain low loss ratios.

Our Members’ weighted average annual growth rate of premiums written on the Risk Exchange of 39% per year, which includes both growth of existing products on our platform and our Members launching new products on our platform, underscores the accelerating growth of Members when they work with Accelerant.

Our Member base is highly diversified across both geographic regions and the products and classes of business they write. Our largest member accounted for 8% of our Exchange Written Premium for the trailing twelve months ended March 31, 2025.

The following Member information is as of March 31, 2025, and the following premium information is for the trailing twelve months ended March 31, 2025:

(1)	Excludes Mission Members.

Our Risk Capital Partners (“Demand Side” of our Risk Exchange)

Premium generated from Members is centrally managed by our Risk Exchange and placed with a diverse stable of high-quality risk capital partners or Accelerant Underwriting. Our risk capital partners include 13 Risk Exchange insurance companies, 79 third-party reinsurers, and four institutional investors contributing capital to Flywheel Re.

The majority of the Risk Exchange’s business that is placed with our reinsurers and institutional investor partners is written directly by Accelerant-owned insurance companies within the U.S., Canada and Europe. The risk is then reinsured, save for a small retention, to Accelerant Re Cayman, our Cayman-incorporated reinsurance company. Reinsurers and institutional investors access the business pooled at Accelerant Re Cayman via quota share, excess of loss, and stop-loss reinsurance arrangements. In 2022, capital from institutional investors was raised to establish Flywheel Re. Flywheel Re is a special purpose reinsurance entity that participates in the Risk Exchange portfolio on a multi-year basis. We expect Flywheel Re to become a larger part of our risk capital offering as this source of risk capital adds diversification, predictability, and stability to the “demand side” of our platform. The participation of institutional investors and reinsurers also diversifies our sources of risk capital and introduces competitive tension that regulates the cost of capital. Our reinsurer and institutional investor risk capital partners comprise highly rated, third-party reinsurers, the significant majority holding an “A-” or better rating from A.M. Best or acting on a collateralized basis, and are sufficiently capitalized to support our planned growth over the years, subject to their appetite. Our largest reinsurance relationship represented 14% of Exchange Written Premium for the three months ended March 31, 2025.

The balance of the Risk Exchange’s business is written by third-party insurance companies, in which we do not have an equity stake or any form of ownership and which access the Risk Exchange directly and authorize Accelerant agencies and brokers to source, manage, and monitor the risk. Risk Exchange Insurers that join the Accelerant Risk Exchange can select the business they write based on product and geography. We actively manage the portfolios of the Risk Exchange Insurers to ensure both their own portfolios and those across the platform remain well-balanced from a relative volatility and expected profit perspective. Through March 31, 2025, 13 third-party insurance companies directly joined the Risk Exchange and contributed 19%, 16%, and 10% of Exchange Written Premium for the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, respectively.

If all of our new and existing Risk Exchange Insurers had been participating on the Risk Exchange for the trailing twelve months ended March 31, 2025, then those Risk Exchange Insurers would have written 30% of our Exchange Written Premium over that period with the balance contributed by Accelerant Underwriting. As part of our strategy to engage with risk capital partners, we offer quota share reinsurance contracts to these partners. Risk Exchange Insurers will often reinsure a significant portion of the acquired policies while gaining experience with the Risk Exchange. Our target is for premiums written and retained by Risk Exchange Insurers to represent a significant portion of the overall Exchange Written Premiums over the next several years and the capital requirements of our enterprise to decline.

For the trailing twelve months ended March 31, 2025, our Exchange Premium written by risk capital type was as follows:

Risk Exchange Insurers, 18%
Accelerant Direct, 82%

Risk Exchange Insurers may seek our help in securing reinsurance capacity given the breadth of our relationships. In these instances, we can help them establish reinsurance relationships with other risk capital partners as well as reinsure an agreed-upon portion of premium at Accelerant Underwriting.

We maintain a capital-efficient Underwriting segment, with 92% of premium written by Accelerant Underwriting during the trailing twelve months ended March 31, 2025 reinsured to risk capital partners via quota share and excess of loss arrangements. Third-party reinsurers and institutional investors reinsured 69% and 23% of Accelerant GWP, respectively, during the trailing twelve months ended March 31, 2025. For the trailing twelve months ended March 31, 2025, Accelerant-Retained Exchange Premium represented 8% of Exchange Written Premium.

Summary of Risks Associated with Our Business

An investment in our Class A common shares involves numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our Class A common shares. Key risks include, but are not limited to, the following:

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our Risk Exchange has a limited operating history, which makes it difficult to evaluate its prospects, potential for expansion to new Members and product offerings as well as the future prospects of our overall business. Any expansion efforts that are unsuccessful may materially adversely affect our business, results of operations, financial condition and prospects;

•	we have generated net losses in the past and may incur losses in the future;

•	a decline in our financial strength rating may adversely affect the volume of business we can write;

•

certain Members may choose to leave our Risk Exchange after their contractual commitments have expired, which would adversely affect our results of operations and our ability to offer attractive risk opportunities to our risk capital partners;

•

if we are unable to continue enhancing our technology-based solutions at a pace that allows us to remain attractive to our Members, or continue to gain internal efficiencies and effective internal controls that promote the utility of the analytics we provide to Members, our operating results, client relationships and growth could be adversely affected;

•

if our Members do not provide the data they are contractually obligated to provide or the data provided by our Members is inaccurate or incomplete, our Risk Exchange and participating risk capital partners may be unable to accurately price the risk transferred through our Risk Exchange;

•

if our Members do not maintain consistency in the level of skill and expertise they demonstrate, or adhere to the underwriting guidelines of our Risk Exchange, our Members may experience higher loss ratios and our reputation and relationships with insurance carriers, reinsurers, other Members, other risk capital partners, and brokers could be harmed;

•

we have expanded rapidly in recent years, and we may not be able to continue to attract risk capital partners at the same rate or of the same quality to facilitate similar growth in the future or continue maintaining a capital-efficient model;

•	our financial condition and results of operations could be materially adversely affected if we do not accurately assess the underwriting risk we retain;

•

we may be unable to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and may not have sufficient third-party reinsurance coverage provided by risk capital partners accessing our Risk Exchange, in each case, and this potential inability may cause us to retain more risk than we expect or have forecast, which may materially and adversely affect our business, results of operations and financial condition;

•

we have experienced rapid growth in recent years, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve, and if achieved, maintain, profitability;

•

we are subject to economic and reputational harm if companies with which we do business (including our Members and our risk capital partners) engage in negligent, grossly negligent, misleading or fraudulent behavior and damage to our reputation could have a material adverse effect on our business;

•

if we are unable to leverage our information systems to enhance the information benefits available to our Members and risk capital partners through our Risk Exchange, our results may be adversely affected;

•	our future success depends on our ability to continue to develop and implement technology, and to maintain the confidentiality of this technology;

•	our businesses are subject to governmental regulation, changes in which could reduce our profitability, limit our growth, or increase competition;

•

as we continue to grow our Member base, we anticipate expanding into new geographies that could give rise to additional regulatory, risk and other issues, which may materially affect our business, results of operations, financial condition and prospects;

•

while we were not a passive foreign investment company (“PFIC”) in 2024 and do not expect to be a PFIC in 2025 or in future years, U.S. persons who own our Class A common shares may be subject to adverse tax consequences if Accelerant is considered a PFIC for U.S. federal income tax purposes in any year in which they acquire or hold shares; and

•	the other factors discussed under “Risk Factors” beginning on page 25.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2021 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These reduced requirements include:

•	we are only required to have two years of audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

we are exempt from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

•

we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•	we are exempt from the “say on pay” and “say on frequency” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); and

•

we are exempt from certain disclosure requirements relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We may take advantage of these reduced requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted any new or revised accounting standards before us.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Shares—We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common shares less attractive to investors.”

Our Equity Sponsor

Altamont Capital

Altamont Capital is a private equity firm with over $4 billion of capital under management, focused primarily on making long-term, control investments in middle-market businesses. ACP Accelerant Holdings LP is an entity controlled and beneficially owned by investment funds advised by an affiliate of Altamont Capital, and is the Selling Shareholder.

Corporate Information

Accelerant Holdings was incorporated in the Cayman Islands in October 2021 with registered number 381680. Our corporate headquarters is located at Accelerant Holdings, c/o Accelerant Re (Cayman) Ltd., Unit 106, Windward 3, Regatta Office Park, West Bay Road, Grand Cayman. Our telephone number is +1 (345) 743-4611.

Our principal website address is www.accelerant.ai. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase our Class A common shares.

Corporate Structure

The following organizational chart summarizes the ownership percentage of each of Altamont Capital and its affiliates, existing significant shareholders, management, and expected new public shareholders, immediately following the offering, expressed as a percentage of each of voting and economic interests. Holders of the Class A common shares and the Class B common shares are each entitled to certain rights. See “Description of Share Capital—Class A Common Shares and—Class B Common Shares.”

The organizational chart also depicts a simplified structure of the Company, which we consider to include our key operating subsidiaries. The organizational chart is provided for illustrative purposes only and does not purport to represent all legal entities affiliated with, or all subsidiaries of, the Company or the actual legal structure of the Company.

The Offering

Class A common shares offered by us	Class A common shares ( Class A common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full).

Class A common shares offered by the Selling Shareholder

    Class A common shares (    Class A common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full). Following the re-designation of existing common shares and the Accelerant Holdings LP Distribution, our Selling Shareholder will receive Class B common shares. All shares sold by the Selling Shareholder in this offering will be converted to Class A common shares upon sale.

Class A common shares to be outstanding after this offering	Class A common shares (or Class A common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full); or Class A common shares.

Underwriters’ option to purchase additional Class A common shares

The underwriters have an option to purchase up to    additional Class A common shares from us and     additional Class A common shares from the Selling Shareholder at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class B common shares to be outstanding after this offering	Class B common shares.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common shares offered hereby to offer, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of Class A common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Except for any shares acquired by our directors, officers and employees, shares purchased pursuant to the directed share program will not be subject to lock-up agreements with the underwriters. See “Underwriters — Directed Share Program.”

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $    million (or $     million if the underwriters’ option to purchase additional Class A common shares is exercised in full), based upon an assumed initial public offering price of $    per share (which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common shares by the Selling Shareholder named in this prospectus.

We intend to use the net proceeds from this offering to fund the $    redemption of the Class C convertible preference shares if the holders do not elect to convert such preference shares to common shares at the time of the offering and the remainder for general corporate purposes. See “Use of Proceeds” and “Certain Relationships & Related-Party Transactions.”

Dividend policy

We do not currently pay dividends on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common shares in the future. See “Dividend Policy.”

Controlled company

After this offering, assuming an offering size as set forth in this section, affiliates of Altamont Capital will own     Class B common shares, representing    % of the combined voting power of our common shares outstanding after this offering (or     % of the combined voting power of our common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Status.” Other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to exceed the Voting Power Threshold and any votes to which such holder would otherwise be entitled in excess thereof shall be disregarded.

Proposed symbol for trading on the NYSE	“ARX.”

Voting rights and term

Upon the consummation of this offering, the holders of our Class A common shares will be entitled to one vote per Class A common share, and the holders of our Class B common shares will be entitled to ten votes per Class B common share. Pursuant to our amended and restated memorandum and articles of association, each holder of our Class B common shares shall have the right to convert each of its Class B common shares into one Class A common share, at any time, upon notice to us. Additionally, Class B common shares will automatically convert into Class A common shares, on a one-for-one basis, upon transfer to any non-permitted holder of Class B common shares, such as the Class A common shares sold by the Selling Stockholder in this offering. The Class B common shares will also automatically convert to Class A common shares upon the earlier of (i) the time Class B common shareholders cease to own 50% of the total number of Class B common shares owned by such holders, in aggregate, immediately upon the closing of this offering or (ii) three years, after which time (in each case) there will be a single class of common shares with one vote per share.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares, holders of our Class A common shares will hold approximately   % of the combined voting power of our outstanding common shares, and holders of our Class B common shares will hold approximately   % of the combined voting power of our outstanding common shares.

If the underwriters’ option to purchase additional Class A common shares is exercised in full, holders of our Class A common shares will hold approximately   % of the combined voting power of our outstanding common shares, and holders of our Class B common shares will hold approximately   % of the combined voting power of our outstanding common shares.

For a description of the rights of the holders of our Class A common shares and our Class B common shares, see “Description of Share Capital—Class A Common Shares and—Class B Common Shares.”

Risk factors

Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 25 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common shares.

The number of Class A common shares and Class B common shares that will be outstanding immediately after this offering is based on     Class A common shares and    Class B common shares outstanding as of    , 2025, and gives effect to the Accelerant Holdings LP Distribution.

The number of Class A common shares to be outstanding after this offering excludes:

•	Class A common shares issuable upon the exercise of options outstanding under our Share Incentive Plan (the “2023 Plan”) as of , 2025, at a weighted average exercise price of $ per share;

•	Class A common shares reserved for future issuance under the 2023 Plan; and

•	Class A common shares reserved for future issuance under our 2025 Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus assumes:

•

the completion of the Accelerant Holdings LP Distribution and the effectiveness of our amended and restated memorandum and articles of association, each of which will occur upon or prior to the completion of this offering;

•

the re-designation of existing common shares following the Accelerant Holdings LP Distribution, which will result in the existing common shares which are distributed to holders of vested and unvested restricted profits interests pursuant to the Accelerant Holdings LP Distribution being re-designated into     vested and     unvested restricted Class A common shares of Accelerant Holdings;

•

the conversion of all outstanding Accelerant Holdings Class A convertible preference shares and Class B convertible preference shares into an aggregate of    Class A common shares and     Class B common shares immediately upon the closing of this offering;

•

the redemption of all outstanding Class C convertible preference shares at a redemption price of $     per share if the holders do not elect to convert such preference shares to common shares at the time of the offering;

•	no exercise of outstanding stock options under the 2023 Plan subsequent to , 2025;

•	a -for-1 share subdivision, which became effective , 2025.

•	an initial public offering price of $ per Class A common share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ option to purchase additional Class A common shares.

SUMMARY ACCELERANT HOLDINGS HISTORICAL CONSOLIDATED

FINANCIAL DATA

The following tables set forth the summary of historical financial data of Accelerant Holdings derived from its financial statements as of the dates and for each of the periods indicated. The summary of historical financial data as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023, and 2022 have been derived from the audited financial statements of Accelerant Holdings included elsewhere in this prospectus. The summary historical financial data as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 have been derived from the unaudited financial statements of Accelerant Holdings included elsewhere in this prospectus.

Our historical annual results are not necessarily indicative of the results to be expected for our 2025 fiscal year or for any future period. The following information is only a summary and should be read in conjunction with the sections entitled “Basis of Presentation,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Accelerant Holdings

Consolidated Statements of Operations

	Three Months Ended March 31,		Years Ended December 31,
(in millions of U.S. dollars)	2025	2024	2024	2023	2022
Revenues
Ceding commission income	$70.7	$65.0	$249.5	$164.2	$44.3
Direct commission income	28.1	11.6	66.7	37.6	34.5
Net earned premiums	63.0	44.0	226.6	105.1	141.2
Net investment income	12.2	7.9	38.9	19.3	2.6
Net realized gains (losses) on investments	2.3	0.4	1.9	0.5	(3.9)
Net unrealized gains (losses) on investments	1.7	(0.8)	19.0	17.3	0.3

Total revenues	178.0	128.1	602.6	344.0	219.0
Expenses
Losses and loss adjustment expenses	45.2	28.7	167.3	80.3	99.5
Amortization of deferred acquisition costs	17.1	22.8	81.4	49.9	35.0
General and administrative expenses	69.9	46.5	227.5	169.2	115.6
Technology and development operating expenses	3.0	2.6	13.4	8.5	8.2
Interest expenses	2.6	3.0	12.1	10.9	4.2
Depreciation and amortization	7.4	4.9	26.6	14.5	5.8
Other expenses	14.2	8.6	47.4	51.1	33.6
Net foreign exchange losses (gains)	3.1	(1.0)	(5.1)	3.5	1.4

Total expenses	162.5	116.1	570.6	387.9	303.3

Income (loss) before income taxes	15.5	12.0	32.0	(43.9)	(84.3)
Income tax expense	(7.7)	(9.9)	(9.1)	(20.2)	(11.3)

Net income (loss)	7.8	2.1	22.9	(64.1)	(95.6)

Adjustment for net (income) loss attributable to non-controlling interests	(1.3)	5.0	4.3	15.3	3.9

Net income (loss) attributable to Accelerant	$6.5	$7.1	$27.2	$(48.8)	$(91.7)

Consolidated key operating data

	Three Months Ended March 31,		Years Ended December 31,
(in millions, unless indicated)	2025	2024	2024	2023	2022
Number of members(1)	232	170	217	155	101
Net revenue retention(1)	157%	130%	153%	133%	173%
Exchange written premium(1)	$985.2	$583.8	$3,108.4	$1,787.3	$1,200.7
Accelerant-retained exchange premium(1)	8%	11%	8%	11%	15%
Total revenue	$178.0	$128.1	$602.6	$344.0	$219.0
Revenue growth rate	39%	77%	75%	57%	118%
Non-GAAP financial measures(2)
Adjusted EBITDA(3)	$42.8	$27.5	$113.0	$36.1	$(39.3)
Adjusted EBITDA margin(3)	24%	21%	19%	10%	(18)%
Organic revenue growth rate(3)	38%	77%	75%	57%	113%

(1)

“See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for information on how we define and calculate these key operating metrics.

(2)	See “Reconciliation of Non-GAAP financial measures” section for details on how non-GAAP measures are defined and reconciled to GAAP measures.
(3)

For reconciliations of net income (loss) to Adjusted EBITDA and Adjusted EBITDA margin and total revenue to Organic Revenue Growth Rate, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP financial measures.”

Accelerant Holdings

Consolidated Balance Sheets

	As of March 31,	As of December 31,
(in millions of U.S. dollars)	2025	2024	2023
Assets
Investments, cash, cash equivalents and restricted cash	$1,993.5	$1,880.8	$1,027.8
Ceded unearned premiums	1,708.7	1,558.4	920.6
Reinsurance recoverables	1,636.7	1,433.8	980.0
Other assets	1,377.0	1,221.9	808.8

Total assets	$6,715.9	$6,094.9	$3,737.2

Liabilities
Unpaid losses and loss adjustment expenses	$1,513.1	$1,294.4	$772.5
Unearned premium	1,986.4	1,803.2	1,152.1
Debt	121.5	121.4	120.3
Other liabilities	2,640.5	2,448.9	1,405.6

Total liabilities	$6,261.5	5,667.9	3,450.5
Equity
Redeemable preference shares	104.4	104.4	—
Accelerant shareholders’ equity	321.5	304.3	310.5
Non-controlling interests	28.5	18.3	(23.8)

Total equity	454.4	427.0	286.7

Total liabilities and equity	$6,715.9	$6,094.9	$3,737.2

Capitalization and leverage ratios

	As of March 31,	As of December 31,
(in millions, unless indicated)	2025	2024	2023
Total capitalization (total debt and equity*)	$575.9	$548.4	$407.0
Debt	121.5	121.4	120.3
Debt to capitalization ratio	21%	22%	30%

*	Equity consists of redeemable preference shares classified as mezzanine equity, Accelerant shareholders’ equity and non-controlling interests.

RISK FACTORS

Investing in our Class A common shares involves a high degree of risk, including the potential loss of all or part of your investment. Before making an investment decision to purchase our Class A common shares, you should carefully consider the following risks, together with all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Risks Related to Our Risk Exchange and Our Members

Our Risk Exchange has a limited operating history, which makes it difficult to evaluate its prospects, potential for expansion to new Members and product offerings, as well as the future prospects of our overall business. Any expansion efforts that are unsuccessful may materially adversely affect our business, results of operations, financial condition and prospects.

Our business strategy is focused on the expansion of our Risk Exchange, which has a limited operating history. Our Risk Exchange is a new idea in the specialty insurance market, has been built with reality-developed applications, and our portfolio is currently focused on low-volatility, low-severity SME risks. We have limited experience in many aspects of its operation. Any aspect of our Risk Exchange model that does not achieve expected results, including our ability to sustain and adapt the technology underlying it and to continue to attract Members and risk capital partners to it, may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our targeted market of users of our Risk Exchange may not be familiar with our platform and accordingly may have difficulty distinguishing the services and offerings available through our Risk Exchange from similar insurance services and offerings. Convincing current and future Members and risk capital partners of the value of using our Risk Exchange will be critical to increasing the number of Members, and therefore the premiums written through the Risk Exchange and, correspondingly, the continued success and expansion of our business.

Given the lack of operating history of the Risk Exchange and the evolving nature of the markets in which our business operates, our business is subject to risks and challenges including our ability to, among other things:

•	increase awareness of the capabilities of our Risk Exchange;

•	manage the increased volume of business on our Risk Exchange and its future growth;

•	maintain and evaluate the robustness of our Risk Exchange;

•	increase the revenues generated from use of the platform’s services by Members;

•	maintain and enhance its relationships with our business partners;

•	compete with competitors who may develop alternatives for managing and marketing to risk capital partners;

•	improve the Risk Exchange’s operational efficiency; and

•	attract, retain, and motivate talented employees to support the growth of the Risk Exchange.

We have generated net losses in the past and may incur losses in the future.

Although we generated net income of $7.8 million and $22.9 million for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively, we have incurred net losses in the past and may do so in the future. We incurred a net loss of $64.1 million for the year ended December 31, 2023, and we had an accumulated deficit of $176.3 million as of March 31, 2025. We expect to make significant investments to further develop and expand our business. In particular, we expect in the foreseeable future to continue to expend substantial financial and other resources on the development of our technology and data analytics capabilities, growing the reach and capabilities of our existing Members, adding new Members to our Risk Exchange, expanding our product portfolio and expanding into new geographies. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we may not achieve or maintain profitability and we may incur significant losses in the future. Additionally, if we do not achieve or maintain profitability, we may need to raise additional capital to support new business and the aforementioned initiatives, and this may reduce our ability to grow as quickly, or to grow at all.

The addition of any products to our portfolio that may result in a higher loss ratio may be less attractive for our Members and risk capital partners, and may materially adversely affect our business, results of operations, financial condition and prospects.

While we have had success in the current offerings of our Risk Exchange, we may in the future prudently grow beyond the specialty insurance market, and any new products we offer may result in a higher loss ratio than our current specialty insurance market offerings. These new products may result in a higher loss ratio, which may be less attractive for our Members and risk capital partners, and may materially adversely affect our business, results of operations, financial condition and prospects.

A decline in our financial strength rating may adversely affect the volume of business we can write.

Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best performs quantitative and qualitative analysis of a company’s balance sheet strength, operating performance and business profile. A.M. Best’s rating process also includes comparisons of an insurer to its peers and industry standards as well as assessments of operating plans, philosophy, and management. A.M. Best financial strength ratings range from “A++” (Superior) to “F” (the latter assigned to insurance companies that have been publicly placed in liquidation). As of the date of this filing, A.M. Best has assigned Accelerant a group financial strength rating of “A-” (Excellent) with a stable outlook as an insurance holding company system. A.M. Best expects us to maintain the strongest level of risk-adjusted capitalization over the longer term, as measured by Best’s Capital Adequacy Ratio (“BCAR”), with capital supporting business growth. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and are not evaluations directed to investors and are not recommendations to buy, sell, or hold our Class A common shares or any other securities we may issue. A.M. Best periodically reviews our financial strength rating and may revise our rating downward at their discretion based primarily on its analyses of our balance sheet strength, operating performance, and business profile. There are specific building blocks A.M. Best reviews, including capital adequacy, operating performance, operating profile and enterprise risk management, as well as other factors that could affect their analyses such as:

•	if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s rating;

•	if unfavorable financial, regulatory or market trends affect us, including excess market capacity;

•	if we have adverse loss development that is materially in excess of our recorded loss reserves;

•	if we have unresolved issues with government regulators;

•	if we are unable to retain our senior management or other key personnel;

•	if our investment portfolio incurs significant losses or our liquidity is limited;

•	if A.M. Best alters its methodology for evaluating reinsurance recoverables; or

•	if A.M. Best alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.

These and other factors could result in a downgrade of our financial strength rating. A downgrade or withdrawal of our rating could result in any of the following consequences, among others:

•	causing our current and future distribution partners, Members, and insureds to choose other, more highly rated competitors;

•	increasing the cost or reducing the availability of reinsurance to us; or

•	severely limiting or preventing us from writing new and renewal insurance contracts.

In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate or increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level and future reviews may result in adverse ratings consequences, which could have a material adverse effect on our financial condition and results of operations.

Certain Members may choose to leave our Risk Exchange after their contractual commitments have expired, which would adversely affect our results of operations and our ability to offer attractive risk opportunities to our risk capital partners.

Members enter into exclusivity agreements on a five-year rolling basis to remain on our Risk Exchange, which we typically renew annually. Members may choose to leave our Risk Exchange after the exclusivity period has ended, although only one Member has elected to leave to date, based on mutual agreement that the higher policy limits they wanted to offer were not in line with our terms. While we have found that the terms of the exclusivity period are currently favorable to facilitate faster, more profitable growth, market or other forces, including the deterioration of the pricing and economic terms that are offered to our Members, may cause Members to choose not to renew their contracts, or cause us to reduce the duration of time for which we may contractually bind our Members. Our success is largely dependent on our relationships with Members and risk capital partners and on our reputation for providing high-quality services to both. Many of our Members and risk capital partners are businesses that interact in industry groups or trade associations and actively share information among themselves about the quality of service they receive from their vendors, including at the Member events we host and on our Risk Exchange. Therefore, if any Member or risk capital partner is not satisfied with our services or products, it may negatively affect our relationships with multiple other Members or potential Members, which in turn may adversely affect our results of operations.

If we are unable to continue enhancing our technology-based solutions at a pace that allows us to remain attractive to our Members, or continue to gain internal efficiencies and effective internal controls that promote the utility of the analytics we provide to Members, our operating results, relationships with our Members and growth could be adversely affected.

Our future success depends, in significant part, on our ability to anticipate and effectively respond to the threats and opportunities presented by digital disruption, “big data,” data analytics, AI and other developments in technology, particularly in the insurance industry. These may include new applications or insurance-related services based on AI, machine learning, robotics, blockchain or new approaches to data mining. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants, or new entrants such as technology and “insurtech” companies, data-mining companies and others. For example, we have invested significantly into our Risk Exchange. Other companies may be developing platforms that may compete with our Risk Exchange, and their success in this space may adversely impact our ability to differentiate our services to our Members. Innovations in software, cloud computing, or other technologies that alter how our services are delivered could significantly undermine our investment in this business if we are slow to innovate or unable to take advantage of these developments.

We must also develop, enhance, and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, Member preferences, and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective, basis and our ideas and innovations may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. Investments in technology systems may not deliver the benefits or perform as expected once completed, or may become obsolete more quickly than expected, which could result in operational difficulties or additional costs. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more effective or cost-efficient technologies or other product offerings, we could experience a material adverse effect on our operating results, Member relationships and growth.

In some cases, we depend on key third-party vendors and partners to provide technology and other support for our strategic initiatives. If these third parties fail to perform their obligations or cease to work with us, or fail to protect our data, confidential and propriety information, our ability to execute on our strategic initiatives could be adversely affected. See “Risk Factors—Risks Related to our Technology and Intellectual Property—Loss of key vendor relationships or failure of a vendor to protect our data, confidential and proprietary information could affect our operations.”

If our Members do not provide the data they are contractually obligated to provide or the data provided by our Members is inaccurate or incomplete, our Risk Exchange and participating risk capital partners may be unable to accurately price the risk transferred through our Risk Exchange.

Our Risk Exchange runs on data provided by our Members, which comes from disparate and complex data environments. Though we have developed technology to ingest and synthesize this data into a single, digestible data set, if the data our Risk Exchange captures is faulty or incomplete, the integrity of our Risk Exchange and its ability to analyze the data may be adversely affected. Additionally, although contractually obligated to do so, our Members may, in certain instances, be unable or unwilling to provide some or all of the data they are obligated to provide. Furthermore, as we gain new Members, there is no assurance that new Members will be able to provide data as accurately or promptly as those Members we have attracted to date. If the data we receive from our Members and risk capital partners is inaccurate, incomplete or not timely, our current Members may choose to leave our Risk Exchange, our risk capital partners may misprice risk leading to their dissatisfaction or departure, and our reputation may be harmed, which could materially and adversely affect our business, results of operations, financial condition, and prospects.

If our Members do not maintain consistency in the level of skill and expertise they demonstrate, or adhere to the underwriting guidelines of our Risk Exchange, our Members may experience higher loss ratios and our reputation and relationships with insurance carriers, reinsurers, other Members, other risk capital partners, and brokers could be harmed.

Our ability to attract risk capital partners to our Risk Exchange is substantially dependent on our Members’ ability to effectively evaluate risks within the guidelines of our Risk Exchange. Our business depends, in part, on the accuracy and success of our Members’ underwriting models and their skill in implementing them. We evaluate prospective Members through a rigorous due diligence process before onboarding them to our Risk Exchange. However, if our Members do not perform with the expected level of skill, if any of the models or tools that they use contain programming or other errors or are ineffective, or if the data that we expect to be provided by Members or third parties is incorrect or stale, our pricing and approval process could be negatively affected, resulting in higher loss ratios and other adverse outcomes for those Members. This could damage our reputation and relationships with risk capital partners, other Members, and potential future counterparties, which could harm our business, results of operations, financial condition, and prospects.

In addition, if any of our Members fail to comply with the underwriting guidelines of our Risk Exchange and the terms of their appointments, we and our risk capital partners could be bound to a particular risk or number of risks that we did not anticipate when the insurance products were developed, and may be subject to litigation or other claims arising from any failures in compliance. Such actions or failure to act by our Members and resulting losses could adversely affect our business, results of operations, financial condition, and prospects.

Our current market share may decrease as a result of disintermediation within the insurance industry, including increased competition from insurance companies, technology companies, and participants in the financial services industry, as well as the shift away from traditional insurance markets.

The insurance intermediary business is highly competitive, and we actively compete with numerous firms for new Members and risk capital partners, many of which have relationships with other insurance companies or have a significant presence in specialty insurance markets that may give them an advantage over us. Other competitive concerns include the quality of our products and services, our pricing, our ability to expand our offerings and the entrance of technology companies into the insurance intermediary business. In addition, the financial services industry may experience further consolidation, and we therefore may encounter increased competition from insurance companies and firms in the financial services industry, as a growing number of larger financial institutions offer a wider variety of financial services, including insurance intermediary services.

Furthermore, there has been an increase in alternative insurance markets, such as self-insurance, captives, risk retention groups, parametric insurance, and non-insurance capital markets. While we compete in these segments on a fee-for-service basis, we cannot be certain that such alternative markets will provide the same level of insurance coverage or profitability as traditional insurance markets.

Our MGA incubator, Mission Underwriters, depends on our ability to identify and partner with specialty underwriting talent, and if we do not identify the correct partners to participate in the Mission platform, or if our competitors attract this underwriting talent instead, it could affect the returns on our equity ownership interests in these Mission entities and accordingly our business, results of operations, financial condition, prospects and reputation.

Mission Underwriters is our MGA incubator that seeks out talented teams of Mission Members and supports them with the tools and resources needed to form their own MGAs that are then jointly owned by us and the underwriters. Mission Underwriters depends on our ability to identify and partner with specialty underwriting talent. By doing so, we are able to directly capitalize on the industry trend of specialized underwriting talent leaving traditional insurance carriers to start their own independent underwriters. Our primary means of identifying such underwriters is our reliance on the Accelerant management team’s knowledge of the specialty insurance markets in which we operate. Such knowledge includes an awareness of high-quality underwriters in these markets. We supplement this market awareness with arrangements with a number of specialist recruiters that seek out underwriters that match our desired profile. Our ongoing recruitment efforts will continue to be important as we grow; we do not currently expect any of the associated recruitment costs to increase materially in the future, although there may be unanticipated factors or circumstances beyond our control that result in increased costs in this area. Mission Underwriters attracts specialty underwriters with its independence, turnkey back office, and equity incentivization combined with the overall Accelerant value proposition. In addition, although we carefully vet potential Mission Members through a rigorous due diligence process before they are onboarded, we may fail to properly identify those who will be able to and successfully operate as Mission Members. Choosing ineffective Mission Members may cause our risk capital partners to reduce, or altogether cease, usage of our Risk Exchange and negatively impact the returns on our equity investments in our Mission Members.

Additionally, our competitors that operate with different business models may have more robust financial, technical, and marketing resources than we do, which may allow them to attract potential Mission Members to their businesses. If we do not identify potential Mission Members, or our competitors are able to attract them instead, it could affect our business, results of operations, financial condition, prospects, and reputation.

Our ability to add new Members to our Risk Exchange may slow over time, which would limit our growth and materially adversely affect our business, results of operations, financial condition, and prospects.

A substantial amount of our growth has been due to successfully adding new Members to our Risk Exchange. We carefully vet existing MGAs through a rigorous diligence process when selecting new Members. As we continue to add new Members, it may become harder to find high-quality MGAs that meet the requirements of our diligence process. It may also be harder to convey the appeal of our Risk Exchange to potential new Members. Any failure on our part to recognize or respond to these challenges may adversely affect our ability to add new Members to our Risk Exchange and may materially adversely affect our business, results of operations, financial condition, and prospects.

On average, it takes 14 weeks to onboard a Member to our Risk Exchange. However, there have been, and in the future, may be, instances in which a Member has not been able to successfully integrate into our Risk Exchange. We believe there is demand in other specialty insurance markets that would support the continued expansion of our Risk Exchange, but to the extent these markets are not driven primarily by MGA business, it may be more difficult to add new Members to our Risk Exchange. Additionally, to the extent we encounter difficulties in the Member onboarding process, Members may not be able to perform at the level we expect, and this may impair our relationships with these Members and with our risk capital partners. If the ability for new Members to quickly join our Risk Exchange is impaired, they may no longer want to join, which may materially adversely affect our business, results of operations, financial condition and prospects.

Our holding of Member and risk capital partner funds exposes us to complex fiduciary regulations and the potential for losses.

Premium generated from Members is centrally managed by our agencies. Consequently, at any given time, we may hold certain funds of our Members and risk capital partners, which subjects us to various regulatory regimes governing the holding and management of these funds, including under the purview of the Financial Services Authority and the Federal Deposit Insurance Corporation (“FDIC”). These entities face the risk of loss if banks do not honor our escrow and trust deposits. The banks may hold a significant amount of these deposits in excess of the federal deposit insurance limit. If any of our depository banks were to become unable to honor any portion of our deposits, our Members and risk capital partners could seek to hold us responsible for such amounts and, if the Members or risk capital partners prevailed in their claims, we could be subject to significant losses.

If new regulations are enacted that affect the ability of our Members to operate, it could materially adversely affect our business, results of operations, financial condition and prospects.

Our operations, and our Members in particular, are subject to extensive laws and regulations in the jurisdictions in which we all operate, including in relation to changing capital requirements. Legislators, regulators, and self-regulatory organizations have in the past, and may in the future, consider various proposals that may affect the ability of our Members to underwrite claims, and new laws and regulations may affect or significantly limit their ability to do so. It is uncertain whether and how these and other such proposals or changes in legislation or regulation would apply to our Members, but to the extent they affect the ability of our Members to operate, this could materially adversely affect our business, results of operations, financial condition and prospects.

Risks Related to Our Risk Capital Partners

We have expanded rapidly in recent years, and we may not be able to continue to attract risk capital partners at the same rate or of the same quality to facilitate similar growth in the future or continue maintaining a capital-efficient model.

Since 2020, we have grown the number of risk capital partners operating on our Risk Exchange from 28 to 96 as of March 31, 2025. Our risk capital partners generally each hold an “A-” or better A.M. Best rating or are acting on a fully collateralized basis. There is no assurance that we will continue to add risk capital partners to our Risk Exchange at the same rate we have historically, or that prospective risk capital partners will be of the same level of quality as those we have attracted to date. Lower quality risk capital partners may subject us to additional counterparty risk, such as through engaging in sub-standard, non-market or even fraudulent practices or through increased likelihood of default. This may translate to reduced underwriting capacity or quality and reliability of the capital available to our Members, which would result in a material adverse effect on our business, results of operations, financial condition and prospects.

Our business model contemplates adding additional risk capital partners to the Risk Exchange to reinsure the growing volume of premiums in the Risk Exchange portfolio, while also increasing the proportion of premiums written directly and retained by primary insurance companies on the Risk Exchange. If we are unable to grow the volume of premiums written directly and retained by primary insurance companies on our Risk Exchange and the proportion of premiums written by Accelerant-owned insurance companies does not decrease, we will need to rely more heavily on the risk capital partners currently on our Risk Exchange and potentially hold more regulatory capital at Accelerant Underwriting. Additionally, if we were to lose one of our existing risk capital partners, an increase in Accelerant GWP could lead to a concentration of counterparties that could materially adversely affect our business, results of operations, financial condition and prospects.

We may not be able to continue to attract institutional investors to Flywheel Re, or those investors may insist in the future on terms that are less economically attractive to us.

Flywheel Re is an unconsolidated reinsurance sidecar entity that we formed in 2022. While Accelerant holds no equity interest in Flywheel Re and does not exercise control over Flywheel Re, approximately 27% of our risk capital is sourced from Flywheel Re, which covers the underwriting years from July 2022 to June 2025, creating more predictability and stability in capacity availability, enabling institutional investors to access risk through our Risk Exchange. If we are unable to continue developing unique risk transfer solutions like Flywheel Re, our ability to retain existing and attract new institutional investors and reinsure risks to them could be adversely affected. To the extent we are unable to attract new risk capital partners in the form of institutional investors, we may not be able to find new capital commitments to provide necessary risk capital. In the future, we may be unable to continue to attract additional institutional investors to contribute capital to Flywheel Re or institutional investors who contribute capital to Flywheel Re may insist on terms that are less economically attractive to us. Our business may be harmed if additional institutional investors are not attracted to Flywheel Re or if there is a dependence upon a limited number of institutional investors.

Certain risk capital partners may look to directly interact with our Members outside of the arrangements dictated by our Risk Exchange or pursue other disintermediation strategies, including leaving our Risk Exchange entirely, which could materially adversely affect our business, results of operations, financial condition and prospects.

Historically, all of the insurance risk underwritten by Members was written by Accelerant-owned insurance companies licensed to insure business written by each Member, and was concurrently ceded through quota share arrangements to risk capital partners. Since 2023, we have expanded our third-party participation (including direct third-party participation) in our Risk Exchange to 19% of Exchange Written Premium, which has increased interaction between our Members and risk capital partners. Our agreements with Members prohibit them from entering into similar contracts without our prior consent, require Members to cede all insurance business of a type that is permitted to be written, and requires our Members to allow us to quote competitive terms for any new proposed binding authority before inviting any other insurer to do so. However, if certain risk capital partners choose to interact directly with our Members outside our Risk Exchange or pursue other disintermediation strategies, it could materially adversely affect our business, results of operations, financial condition, and prospects.

Our business, and therefore our financial condition and results of operations, may be adversely affected by a reduction in insurer and reinsurer capacity.

Our results of operations depend on the continued capacity of insurance and reinsurance carriers to adequately and appropriately underwrite risk and provide coverage, which may depend, in turn, on those insurance and/or reinsurance companies’ ability to procure reinsurance. Capacity could also be reduced by insurance or reinsurance companies failing or withdrawing from writing certain coverages that are ultimately offered to policyholders. We have no control over these matters. To the extent that reinsurance becomes less widely available or significantly more expensive, we may not be able to procure the amount or types of reinsurance that we require and the coverage our Members underwrite for policyholders may be too expensive or more limited than is acceptable.

The failure of risk capital partners to pay claims in an accurate and timely fashion could materially and adversely affect our business, results of operations, financial condition and prospects.

Risk capital partners on our Risk Exchange must evaluate and pay claims that are made under bound policies in an accurate and timely fashion. Many factors affect their ability to pay claims in an accurate and timely fashion, including the training and experience of claims representatives, the effectiveness of their management, and their ability to develop or select and implement appropriate procedures and systems to support claims administration and other functions. Failure to pay claims in an accurate and timely fashion could lead to regulatory and administrative actions or material litigation, which could harm our Members and also undermine our reputation in the marketplace, and accordingly, materially and adversely affect our business, results of operations, financial condition, and prospects.

We may lose risk capital partners as a result of consolidation within the insurance and reinsurance industries.

We have historically relied on reinsurance arrangements for a significant amount of our risk capital. There has been considerable consolidation in the reinsurance industry in recent years, driven primarily by smaller reinsurers lacking the scale and diversification to succeed in the current market. We expect this trend to continue. As a result, we may lose some of our current counterparties that are ultimately acquired by other firms who have their own operations or established relationships with other platforms. To date, our business has not been materially affected by consolidation among insurers or reinsurers, however, we cannot assure you that we will not be affected by industry consolidation that may occur in the future. Such consolidation could materially adversely affect our business, results of operations or financial condition.

Changes in reinsurance regulation could limit the availability of risk capital in the future.

The reinsurance business in which many of our risk capital partners are engaged is highly regulated. The extent of regulation varies across the jurisdictions in which we and our Members operate, but generally is governed by laws that delegate regulatory, supervisory and administrative authority to insurance departments and similar regulatory agencies. Legislators, regulators and self-regulatory organizations have in the past, and may in the future, consider various proposals that may affect the ability of our risk capital partners to participate on our Risk Exchange and of our reinsurers, such as Flywheel Re, to access premium written or reinsured by us on the Risk Exchange platform. Any negative changes in these laws or regulations could materially adversely affect our business, results of operations or financial condition.

U.S.-based activities of our Members or ceding companies on the Risk Exchange may be attributed to a non-U.S. risk capital partner for tax purposes in certain circumstances, and our ability to grow the Risk Exchange may be limited as a result.

U.S.-based activities of our Members or ceding companies on the Risk Exchange could, in certain circumstances, be attributed to a non-U.S. risk capital partner and cause it to be subject to U.S. federal income tax. This would not be the case, however, with respect to U.S.-based activities of a Member or ceding company that is considered an independent agent of a non-U.S. risk capital partner eligible for benefits under a U.S. income tax treaty. Therefore, prospective non-U.S., non-treaty eligible risk capital partners may be unwilling to participate in the Risk Exchange, may require U.S. ceding companies to retain some portion of the risk that is reinsured, or may otherwise seek assurances the activities of such ceding companies will not be attributed to them for these purposes. The foregoing tax considerations may limit the pool of prospective risk capital partners and our ability to grow the Risk Exchange may be limited as a result. In addition, risk retention by ceding companies on the Risk Exchange may be in tension with our capital-efficient business model.

Risks Related to Underwriting Activities

Our financial condition and results of operations could be materially adversely affected if we do not accurately assess the underwriting risk we retain.

Our underwriting performance in respect of the policies underwritten by our Members and retained by our own insurance and reinsurance companies, either directly or assumed from Risk Exchange Insurers, is dependent on our ability to accurately assess the risks associated with these policies. We rely on the experience of our Members’ underwriting personnel in assessing those risks. In addition, our Members’ employees make decisions and choices in the ordinary course of our underwriting activities that potentially expose us to underwriting risk. If our Members misunderstand the nature or extent of the risks that they underwrite, they may fail to establish appropriate premium rates or other pricing elements, which could adversely affect our business, results of operations and financial condition.

We may be unable to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and may not have sufficient third-party reinsurance coverage provided by risk capital partners accessing our Risk Exchange, in each case, and this potential inability may cause us to retain more risk than we expect or have forecasted, which may materially and adversely affect our business, results of operations and financial condition.

We strategically secure reinsurance from third parties, which enhances our business by protecting our capital from severity events (either large single-event losses or catastrophes). Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another reinsurer, in exchange for a premium paid to the reinsurer. We reinsured 91.6% and 91.2% of Accelerant GWP for the trailing twelve months ended March 31, 2025 and the year ended December 31, 2024, respectively. Under our reinsurance arrangements, we hold $77.6 million in trust to support reinsurance recoverables as of March 31, 2025. The collateral is all in fixed income securities allowed under Section 114 trusts under the NAIC model laws. Relatedly, we have entered into reinsurance agreements with our Risk Exchange Insurers consisting of either stop-loss or quota share reinsurance. When we reinsure this business, we place the majority of it with third-party reinsurers or institutional investors. If we are unable to renew our expiring contracts, enter into new reinsurance arrangements on acceptable terms, or expand our existing reinsurance coverage where necessary, our loss exposure could increase, which would increase our potential losses related to loss events. If we are unwilling to bear an increase in loss exposure, we may need to reduce the level of our underwriting commitments, both of which could materially and adversely affect our business, results of operations and financial condition.

There may be situations in which reinsurers exclude certain coverages from, or alter terms in, the reinsurance contracts we enter with them. As a result, we, like other insurance companies, could write insurance policies which, to some extent, do not have the benefit of reinsurance protection. These gaps in reinsurance protection could expose us to greater risk and greater potential losses.

Unexpected changes in the interpretation of the coverage or provisions of the policies we underwrite, including loss limitations and exclusions, could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurances that loss limitations or exclusions in our policies will be enforceable in the manner we intend. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a policyholder may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our policyholders, and other policies now contain a COVID-19 specific exclusion. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted that modifies or bars the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses (“LAE”), which could have a material adverse effect on our financial condition or results of operations, or the results of operations of our risk capital partners. In addition, court decisions may read policy exclusions narrowly to expand coverage, thereby requiring insurers to create and write new exclusions.

These issues may adversely affect our business by either broadening coverage beyond our Members’ underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until after Accelerant-owned insurance companies or our risk capital partners have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under these insurance contracts may not be known for many years after a contract is issued.

The movement in our individual Member commission structures could materially affect the commissions retained on written premiums.

Our individual Member commission structures typically allow our Members to receive a higher commission if the quality of their business underwritten through our Risk Exchange is high and a lower commission if the quality is low. Additionally, our typical reinsurance contracts may have us owing commission back to our reinsurers if the actual loss ratio of the covered contracts is higher than our expected loss ratio or vice versa. The movements on these two variables could have a material adverse effect on our business, results of operations, and financial condition. There is a scenario in which we could owe more commission to Members and receive less from reinsurers.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition and results of operations.

As part of our overall risk strategy, we purchase excess of loss protection from third-party reinsurers to mitigate the impact of a significant loss event(s) beyond those that we reasonably anticipate at the time of underwriting. Market conditions beyond our control, including the price and availability of capacity, may affect the amount of excess of loss protection we are able to purchase. While we maintain coverage with an excess of loss program, if the frequency and severity of global catastrophes and significant loss events increases, such coverage may be insufficient to cover our losses. If we are not able to effectively mitigate our loss limitation exposure, in the event of such losses, our business, results of operations and financial condition could be materially affected.

Our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our ability to accurately assess the risks related to the businesses and people that our insurance carrier subsidiaries insure. We establish losses and LAE reserves for the best estimate of the ultimate payment of all claims that have been incurred, or could be incurred in the future, and the related costs of adjusting those claims, as of the date of our financial statements. As of March 31, 2025, our reserve for unpaid losses and LAE was $1.51 billion. Loss reserves are inherently uncertain as they represent management’s estimates of losses that will not become known until claims settlements in the future, and therefore do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than our estimate.

As part of the reserving process, we review historical data and consider the impact of such factors as:

•	claims inflation, which is the sustained increase in cost of materials, labor, medical services and other components of claims cost;

•	claims development patterns by line of business, as well as frequency and severity trends;

•	pricing for our products;

•	legislative and regulatory activity;

•	social and economic patterns; and

•	litigation, judicial and regulatory trends.

These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our loss reserves using new information on reported claims and a variety of statistical techniques and modeling simulations. This process assumes that past experience (adjusted for the effects of current developments, anticipated trends, and current and anticipated market conditions) is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of loss reserves, and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:

•

When a claim is received, it may take considerable time to fully assess the extent of the covered loss suffered by the insured. Consequently, estimates of loss associated with specified claims can increase as new information emerges over time, which could cause the reserves for the claim to become inadequate.

•

From time to time, courts enforce new theories of liability retroactively. The failure of any of the loss limitations or exclusions we employ, or changes in other claims or coverage issues, could have a material adverse effect on our business, results of operations, financial condition and prospects.

•	Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported.

•

If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such claims could escalate beyond the amount of the loss adjustment expense reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

Inflation has an adverse impact on the cost of insured losses and expected future insured losses. Though we attempt to increase premium rates to reflect the impact of inflation on expected losses, we may not be able to do so and there can be no assurances that any such premium rate increases will be adequate to offset the impact of inflation on our financial performance.

If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Elevated inflationary conditions could, among other things, cause loss costs and thus reserves to increase in magnitude. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings, liquidity, and/or our financial ratings.

Our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially and adversely affect our business, results of operations and financial condition.

The reinsurance contracts that we enter into to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we have paid reinsurance premiums to the reinsurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or any of these claims. For example, reinsurers may default in their financial obligations to us in the event of insolvency, insufficient liquidity, operational failure, political and/or regulatory prohibitions, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time-consuming, costly, and uncertain of success. These risks could cause us to incur increased net losses, and, therefore, adversely affect our business, results of operations, and financial condition. As of March 31, 2025, we had $1.64 billion of aggregate reinsurance recoverables.

In mid-July 2023, we became aware that one of our reinsurance partners may have been the victim of a fraudulent scheme related to falsified letters of credit (which were used as collateral in our reinsurance agreements with such reinsurance partner). Thereafter, we confirmed that the letters of credit provided on behalf of such reinsurance partner were fraudulent. As a result, we determined that approximately $23 million of reinsurance recoverables were not effectively collateralized. We immediately demanded that the affected reinsurance partner provide valid replacement collateral to support the impacted reinsurance coverage. During this time, we engaged with regulators of our impacted U.S. insurance companies, notably the Department of Insurance of Arkansas for ASIC, and then subsequently filed the relevant quarterly statutory financial statements and did not admit the reinsurance recoverables subject to the falsified letters of credit. Accordingly, the surplus of ASIC dropped below the minimum surplus requirements for certain states. On August 15, 2023, ASIC filed its third quarter financial statements, which reflected the reduction of ASIC’s statutory capital. ASIC members and brokers were notified of the fact that ASIC statutory capital had fallen below the $45 million statutory requirement mandated by the state of California. Surplus lines brokers were not able to place insurance coverage with ASIC as we worked to replace the reinsurer and the collateral, which we accomplished by September 30, 2023. While we do not believe these circumstances had a material adverse impact on our business, to the extent any of our reinsurance partners are subject to similar circumstances in the future, we may suffer a material adverse effect on our business, financial condition, results of operations and prospects.

While as of March 31, 2025 we no longer carry any exposure to the fraudulent instruments, there can be no assurance that we would not experience a similar result in the future. We have evaluated our internal due diligence processes related to verification of the validity of all reinsurance letters of credit and made improvements to enable us to identify and prevent the use of such fraudulent instruments in our reinsurance transactions more effectively. However, if our due diligence process improvements are not adequate to identify and prevent possible future fraudulent schemes of this nature, we could become a victim of such fraud, thereby increasing our financial risk and negatively impacting our profitability or regulatory compliance. In addition, future incidents of this nature could have a negative impact on the reinsurance industry as a whole and possibly constrain the availability of reinsurance coverage.

Severe weather conditions, including the effects of climate change and catastrophes, as well as man-made events, such as terrorism, may adversely affect our business, results of operations and financial condition.

The ability to effectively underwrite, model and price risk becomes more challenging as exposure to the risk of severe weather conditions, earthquakes and man-made catastrophes becomes more prominent in the insurance industry. Catastrophes can be caused by natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, or man-made events such as terrorist attacks, explosions, war and riots.

Climate change has contributed to an increase in the frequency and severity of natural disasters and the creation of uncertainty as to future trends and exposures. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. As such, climate change presents significant financial implications for our Members in areas such as underwriting, claims and investments, as well as risk capacity, financial reserving and operations. We are also subject to losses occurring as a result of man-made events, including acts of terrorism, military actions, cyberterrorism, explosions, and biological, chemical or radiological events.

The occurrence of any severe weather event or man-made catastrophic event could materially adversely affect our business, results of operations, and financial condition. Additionally, any increased frequency and severity of any such event could have a material adverse effect on our ability to predict, quantify, reinsure and manage catastrophe risk and may materially increase our losses resulting from such catastrophe events. The concentrations of exposure that produce the largest modeled losses to our portfolio are hurricane and other weather events along the Atlantic seaboard, wildfire prone areas in California or other states, U.S. severe convective storms, UK wind and flood, and European wind and flood, among others. For the 2024 treaty year, our U.S. property catastrophe excess of loss retention for a modeled gross occurrence is expected to be $35 million with a 1-in-100 year return period. Our EEA/UK property catastrophe excess of loss retention is expected to be $44 million for a modeled gross occurrence at a 1-in-250 year return period.

In addition, lawmakers and regulators have imposed and may continue to impose new requirements or issue new guidance aimed at addressing or mitigating climate change-related risks and efforts undertaken in response thereto. Additional actions by governments, regulators and international standard setters could result in substantial additional regulation to which we and our Members may be subject. It is also possible that the laws and regulations adopted in these jurisdictions regarding climate change-related risks will differ from one another, and that they could be inconsistent with the laws and regulations of other jurisdictions in which we operate.

In addition, severe weather and other effects of climate change result in more frequent and more severe damages, leading to lawsuits, more aggressive attorney involvement in insurance claims, expanded theories of liability, higher jury awards, lawsuit abuse and third-party litigation finance, all of which create the potential for a large rise in the total number of claims brought against us. More severe damages and a rise in the type and severity of claims could adversely affect our business, results of operations, financial condition and prospects.

General Risks

We have experienced rapid growth in recent years, and our recent growth rates may not be indicative of our future growth. As our costs increase, we may not be able to generate sufficient revenue to achieve, and if achieved, maintain, profitability.

We have experienced significant revenue growth in recent years. Our total revenues grew 39% in the three months ended March 31, 2025 from $128 million for the three months ended March 31, 2024 to $178 million for the three months ended March 31, 2025, 75% in 2024 from $344 million in 2023 to $603 million in 2024 and 57% in 2023 from $219 million in 2022 to $344 million in 2023. As we continue to scale our business, our annual growth rate is likely to moderate. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	price our products effectively so that we are able to attract and retain Members without compromising our profitability;

•	attract new Members and Mission Members, successfully deploy and implement our products, obtain Member renewals, and provide our Members with excellent support and tailored services;

•	attract and retain talented Member managers, executives and other employees;

•	attract and retain risk capital partners;

•	enhance our information, training and communication systems to ensure that our employees are well coordinated and can effectively communicate with Members and each other;

•	improve our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results;

•	successfully create new distribution channels;

•	successfully introduce new products and enhance existing products;

•	successfully introduce our products to new markets inside and outside the United States;

•	successfully compete against larger companies and new market entrants; and

•	increase awareness of our brand.

We may not successfully accomplish any of these objectives and as a result, it is difficult for us to forecast our future results of operations. Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent years or decline for any number of reasons, including those outlined above. We also expect our operating expenses to increase in future periods, particularly as we continue to operate as a public company, continue to invest in research, development and technology infrastructure and expand our operations internationally. If our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations and financial position will be harmed, and we may not be able to achieve or maintain profitability. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.

As we expand our business, it is important that we continue to maintain a high level of service to our Members and risk capital partners and maintain Member and risk capital partners satisfaction. If we are not able to continue to provide high levels of service to our Members and risk capital partners, our reputation, as well as our business, results of operations and financial condition could be adversely affected.

We are subject to economic and reputational harm if companies with which we do business (including our Members and our risk capital partners) engage in negligent, grossly negligent, misleading or fraudulent behavior and damage to our reputation could have a material adverse effect on our business.

In operating our Risk Exchange, we rely on our Members and risk capital partners to provide their contractually obligated services and accurate data. If one or more of these constituencies, whether negligently or intentionally, fails to provide the services it has offered, capital as agreed, mishandles or misappropriates funds, or otherwise fails to properly provide products and services as expected, we face potential liability for damages and reputational harm.

Our ability to attract and retain Members, risk capital partners, employees and investors is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters could erode trust and confidence and damage our reputation among existing and potential Members, capital providers and other constituencies, which, in turn, could make it difficult for us to maintain existing Members and attract new ones. Damage to our reputation due to a failure to proactively communicate to stakeholders on changes in strategy and business plans could further affect the confidence of our Members, risk capital partners, regulators, creditors, investors and other parties that are important to our business, having a material adverse effect on our business, ability to raise capital, financial condition, and results of operations.

Our business may face significant competitive pressures in the future.

MGA activity, binding authority, underwriting management and other intermediary and underwriting and claims administration specialties are highly competitive. We believe that our ability to compete is dependent on the quality of our people, service, product features, price, commission structure, financial strength and the ability to access certain specialty insurance markets. We compete with a large number of national, regional and local organizations in the insurance industry. New or increased competition from these organizations or other entities that emerge, or regulatory or other industry developments, could harm our business, results of operations, financial condition and prospects.

We rely on third parties to perform key functions of our business operations enabling our provision of services to our Members and risk capital partners. These third parties may act in ways that could harm our business.

We rely on third parties, including Pro Global and in some cases subcontractors, to provide services, data and information such as technology, information security, funds transfers, data processing, support functions and administration that are critical to the operations of our business. These third-party service providers include data providers, plan trustees, payroll service providers, benefits administrators, software and system vendors, health plan providers, and providers of human resources, among others. Some of these third parties help us collect, process, transmit and store large quantities of personal financial information and other confidential and sensitive data about our customers, which must be protected by our information technology systems. Pro Global provides basic operational support for pre-processing of bordereaux files as part of our core business processes. As we do not fully control the actions of these third parties, we are subject to the risk that their decisions, actions or inactions may adversely impact us, and replacing these service providers could create significant delay and expense. Additionally, information technology systems are potentially vulnerable to damage, breakdown or interruption from a variety of sources, including but not limited to: cyberattacks, ransomware, malware, security breaches, sophisticated social engineering, denial-of-service attacks, theft or misuse, unauthorized access or improper actions by insiders or employees, sophisticated nation-state and nation-state-supported actors, natural disasters, terrorism, war, telecommunication, and electrical failures or other compromise. A failure by third parties to comply with service-level agreements or regulatory or legal requirements in a high-quality and timely manner, particularly during periods of our peak demand for their services, could result in economic and reputational harm to us. In addition, we face risks as we transition from in-house functions to third-party support functions and providers that there may be disruptions in service or other unintended results that may adversely affect our business operations. These third parties face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential Member, employee or company information, could cause harm to our business and reputation. An interruption in or the cessation of service by any service provider as a result of systems failures, cybersecurity incidents, capacity constraints, financial difficulties, or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from Members or employees, damage to our reputation, and harm to our business.

Additionally, while we select our Members and third-party vendors carefully, cyberattacks and security breaches at a Member or vendor could adversely affect our ability to deliver products and services to our Members and otherwise conduct our business put our systems at risk. The types of incidents affecting us, our Members or our third-party vendors could result in intellectual property or other confidential information being lost, stolen, or otherwise compromised, including Member, employee or company data and we may not be able to (timely) detect incidents in our information technology systems or assess the severity or impact of a breach in a timely manner. We may also have insufficient recourse against third parties and may be required to expend substantial resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any significant system or network disruption due to a breach in the security of our information technology systems could have a negative impact on our reputation, regulatory compliance status, operations, sales and operating results, or result in additional legal liability including regulatory sanctions. We believe we are not reliant on any third-party vendors from owned or affiliated entities.

There is increased litigation relating to COVID-19 being brought against participants in the insurance industry, and it is possible COVID-19 business interruption claims may cause us to suffer material losses.

As uncertainty around the COVID-19 pandemic has slowed, litigation related to COVID-19 has increased, and may continue to increase as additional claimants come forth. Business interruption insurance has been and remains a loss covered by the products issued by our Members where requested by the policyholders. While we began to include COVID-19 specific exclusions in the business interruption policies written by Accelerant Underwriting after the onset of the pandemic, there remains uncertainty in our potential exposure for certain business interruption insurance policies written prior to the COVID-19 pandemic. One of our Members extended coverage on business interruption policies for a carry-over period prior to adding a COVID-19 specific exclusion.

Such policies were reinsured by one of our risk capital partners. Currently, language similar to the language included in this Member’s policies is being considered by the UK courts. If the UK courts were to apply a broader or different interpretation to the language of the business interruption policies than we have previously applied, any liability we have under claims asserted with respect to this Member’s policies could result in significant losses, thereby materially and adversely affecting our business, results of operations, financial condition and prospects. During the period commencing in December 2018 to March 2020, the Company issued 35,683 policies with attaching business interruption coverage, which were generally limited to £50 thousand ($63 thousand) per policy. Total coverage limits for the underlying policies were £1.78 billion ($2.22 billion) as of March 31, 2025. As of March 31, 2025, the Company received 3,436 notifications of claims, and paid or reserved approximately €21.6 million ($23.4 million) in respect of such claims. Our policy and coverage limits and notifications of claims reserve are generally presented in British pound sterling or Euros, and our consolidated financial statements are presented in United States dollars. We translate our policy and coverage limits and notifications of claims reserve into United States dollars based on the exchange rate as of March 31, 2025. This amount represents a combination of claims paid, legal fees and the Company’s outstanding indemnity reserves for valid claims reported to date. Losses incurred would be subject to third-party (re)insurance, whereby our net exposure would be expected to be less than 10% of the total.

Pandemics or other outbreaks of contagious diseases and the measures to mitigate their spread could materially adversely affect our business, results of operation and financial condition and those of our Members and risk capital partners.

The global outbreak of the COVID-19 pandemic and measures to mitigate the spread of COVID-19 caused unprecedented disruptions to the global and U.S. economies and significantly impacted the global supply chain. Future pandemics and other outbreaks of contagious diseases could result in similar or worse impacts and significant business and operational disruptions, including business closures, supply chain disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces. If significant portions of our workforce are unable to work effectively, including because of illness or quarantines or from the impacts of any potential future pandemics and other outbreaks of contagious diseases, our business could be materially adversely affected. It is possible that future pandemics and other outbreaks of contagious diseases could cause disruption in Members’ businesses; cause delay or limit the ability of Members to perform, including in making timely payments. Future pandemics and other outbreaks of contagious diseases could impact capital markets, which may impact our, our Members’ and/or our risk capital partners’ financial position. Future pandemics and other outbreaks of contagious diseases may also have the effect of exacerbating several of the other risks we face as discussed in this disclosure.

Our international operations expose us to various international risks, including exchange rate fluctuations, that could adversely affect our business.

Our operations are conducted in numerous geographies including the United States, United Kingdom, Europe, Canada and Australia. Accordingly, we are subject to regulatory, legal, economic and market risks associated with operating in foreign countries, including the potential for:

•	adverse effects of currency fluctuations;

•	disparate tax regimes;

•	unexpected wage inflation or job turnover and legal and compliance costs and risks;

•	extensive and conflicting regulations in the countries in which we do business;

•	penalties resulting from noncompliance with sanctions, bribery and anti-money laundering regulations;

•	imposition of investment requirements or other restrictions by foreign governments;

•	longer payment cycles;

•	greater difficulties in collecting accounts receivable;

•	insufficient demand for our services in foreign jurisdictions;

•	our ability to execute effective and efficient cross-border sourcing of services on behalf of our Members;

•	actions effecting the flow of services and currency;

•	the reliance on or use of third parties to perform services on our behalf;

•	restrictions on the import and export of technologies and trade barriers.

Approximately 51% and 34% of our revenues for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively, were generated outside of North America. We are exposed to currency risk from the potential changes between the exchange rates of the U.S. Dollar, Canadian Dollar, British Pound, Euro, Swedish Krona, Danish Krone and other European currencies. Exchange rate movements may change over time, and they could have an adverse impact on our financial results and cash flows reported in U.S. dollars. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. Due to fluctuations in foreign exchange rates, we are subject to economic exposure as well as currency translation exposure on the net operating results of our operations. Because our non-U.S. based revenue is exposed to foreign exchange fluctuations, exchange rate movement can have an impact on our business, results of operations, financial condition and cash flow.

Our performance can be affected by global economic conditions as well as geopolitical tensions and other conditions with global reach. In recent years, concerns about the global economic outlook have adversely affected economic markets and business conditions in general. Geopolitical tensions, such as Russia’s incursion into Ukraine, tension between the United States and China, enhanced conflict in the Middle East, economic sanctions, the volatility of oil prices, heightened concerns about cyber-attacks, inflation and hyper-inflation have resulted in market volatility and higher interest rates, increasing global tensions and growing uncertainty for global commerce and instability in the global capital markets. Sustained or worsening of these and other global economic conditions and increasing geopolitical tensions may negatively impact our business, results of operations, financial condition and prospects.

Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims or a combination of these effects, which, in turn, could affect our growth and profitability.

Factors such as business revenue, economic conditions, the volatility and strength of the capital markets, trade disputes, including the imposition of new or increased tariffs, and inflation can affect our business and the economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our policyholders may have less need for insurance coverage, may cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. In addition, if certain segments of the economy, such as the construction or energy production and servicing segments (which would affect several of the industries we serve at one time) were to significantly decline, it could adversely affect our results. These outcomes may materially adversely affect our business, results of operations, financial condition, and prospects.

We maintain cash, cash equivalents and investments at financial institutions and are exposed to credit risk in the event of default by such financial institutions.

We maintain cash, cash equivalents and investments, including funds held in a fiduciary capacity, with various global financial institutions. Following the U.S. regional banking volatility in March 2023, we transferred all deposits in excess of the FDIC limit from First Republic Bank to PNC Financial Services Group, Inc. We are

exposed to credit risk in the event of default by financial institutions to the extent that cash balances with individual financial institutions are in excess of amounts that are insured. If such institutions were to fail, we could lose all or a portion of amounts held in excess of any such insurance limits. Any material loss that we may experience in the future as a result could additionally have an adverse effect on our ability to pay or could temporarily or permanently delay payments of our operational expenses and other payments, including in connection with any dividends we elect to pay, payments to our vendors and employees and cause other operational impacts.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results of operations depend, in part, on the performance of our investment portfolio, which includes investments in high-grade debt securities and investments in private equity funds focused on insurance technology ventures and in certain MGAs that form part of our distribution network. We seek to hold a diversified portfolio of high-quality investments that is managed by professional investment advisory management firms in accordance with the risk appetite of our Board of Directors (the “Board of Directors”), and with our investment guidelines, which is routinely reviewed by our Investment Committee. However, our investments are subject to general economic conditions and market risks as well as risks inherent to specific securities. Our primary market risk exposures are to changes in interest rates and pricing of equities and bonds.

In recent years, interest rates have been at or near historic lows, however, during the year ended December 31, 2023 and through June 2024, interest rates have risen or remained at elevated levels. In September, November and December 2024, the U.S. Federal Reserve cut interest rates. Should rates continue to decline, including in a reversal of monetary policy actions taken in recent years by the U.S. Federal Reserve to slow inflation, a low interest rate environment could place pressure on our net investment income, particularly as it relates to these securities and short-term investments, which, in turn, may adversely affect our operating results. Recent and future increases in interest rates could cause the values of our fixed maturity securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as residential mortgage-backed, commercial mortgage-backed and other asset-backed securities in which we hold investments carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.

All of our fixed maturity securities, including those held in separately managed accounts are subject to credit risk. Credit risk is the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturity securities (where rated) could also have a significant negative effect on the market valuation of such securities.

The above market and credit risks could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid, as is the case with our fixed maturity securities held to maturity and separately managed accounts. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio do not reflect prices at which actual transactions would occur.

Risks for all types of securities are managed through the delegation of Board Risk Appetite and the application of our investment guidelines, which establishes investment parameters that include but are not limited to, maximum percentages of investments in certain types of securities and minimum levels of credit quality, which are within applicable guidelines established by the NAIC and applicable insurance regulatory authorities. In addition, on a quarterly basis our Investment Committee reviews our Enterprise Based Asset Allocation models to assist in overall risk management.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.

We could be forced to sell investments to meet our liquidity requirements.

We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and LAE reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and LAE reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities, which could create losses that impact capital or otherwise reduce the effective yield on our investment.

Our inability to successfully recover from a disaster or other business continuity problem, should we suffer from such an event, could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Our operations are dependent upon our ability to protect our personnel and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as a security incident or attack, a natural disaster, climate event, terrorist attack, civil unrest, pandemic, power loss, telecommunications failure, or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel and the proper functioning of computer systems, telecommunications, and other related systems and operations. In events like these, while our operational size and our existing backup systems provide us with some degree of flexibility, we still can experience near-term operational challenges in particular areas of our operations. We could potentially lose access to key executives, personnel or Members data or experience material adverse interruptions to our operations or delivery of services to our Members in a disaster recovery scenario. A disaster on a significant scale or affecting certain of our key employees, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged relationships with our Members, or legal liability. We have certain disaster recovery procedures in place and insurance to protect against such contingencies. However, such procedures may not be effective and any insurance or recovery procedures may not continue to be available at reasonable prices and may not address all such losses.

We depend on the ability of certain of our subsidiaries to transfer funds to us to meet our obligations, and the ability of our insurance company subsidiaries to pay dividends to us is restricted by law.

We are a holding company that transacts the majority of our business through operating subsidiaries. Our ability to meet our operating and financing cash needs depends on the surplus and earnings of our subsidiaries, and upon the ability of our insurance subsidiaries to pay dividends to us. Payments of dividends by our insurance company subsidiaries depends on their ability to meet applicable regulatory standards and receive regulatory approvals, and are restricted by state and other insurance laws, including laws establishing minimum solvency and liquidity thresholds. In addition, our insurance subsidiaries could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. Our insurance subsidiaries may also face competitive pressures in the future to maintain insurance financial stability or strength ratings. These restrictions and other regulatory requirements would affect the ability of our insurance subsidiaries to make dividend payments and we may not receive dividends in the amounts necessary to meet our obligations.

We will need to raise additional financing to fund our working capital needs and maintain regulatory compliance or consummate potential future acquisitions. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional capital may force us to limit or terminate our operations.

Even if we sell all    Class A common shares offered by us in this offering, the expected net proceeds of this offering may not be sufficient for us to fund the working capital and maintain the statutory capital requirements of our business. We may continue to seek funding through equity or debt financings, collaborative or other arrangements, or through other sources of financing. Additional funding may not be available to us on acceptable terms, or at all. Any failure to raise capital as and when needed would have a material adverse impact on our business, results of operations, financial condition and prospects and on our ability to pursue our business plans and strategies.

If we cannot maintain the valuable aspects of our culture as we grow, our business may be harmed.

We believe that our culture, including our management philosophy, has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team, and we expect to continue to hire aggressively as we expand in both the United States and internationally. As we grow and mature as a public company and grow internationally, we may find it difficult to maintain the valuable aspects of our culture.

Furthermore, our operations are conducted by a fully remote workforce that we believe is instrumental to maintaining our culture. However, failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute our business strategy. If we are unsuccessful in recruiting, hiring, training, managing and integrating new employees, or retaining our existing employees, or if we fail to preserve the valuable aspects of our culture, it could materially impair our ability to service and attract new Members and risk capital partners, all of which would materially and adversely affect our business, results of operations, financial condition and prospects.

Risks Related to Our Technology and Intellectual Property

If we are unable to leverage our information systems to enhance the information benefits available to our Members and risk capital partners through our Risk Exchange, our results may be adversely affected.

To leverage our underwriting knowledge in providing information services to our Members, we must continue to implement and enhance information systems that can analyze data to provide information useful to our Risk Exchange Members. This may require frequent upgrades to the Risk Exchange and updating other information systems that we rely upon in providing our services. Delays or other problems we might encounter in implementing these upgrades and updates could adversely affect our ability to deliver timely information to our Members, which may result in them reducing the amount of premium placed through our Risk Exchange, which would adversely affect our business, results of operations, financial condition, and prospects.

Our future success depends on our ability to continue to develop and implement technology, and to maintain the confidentiality of this technology.

Our future success depends on our ability to continue to develop, implement, and maintain the confidentiality of our proprietary technology. For example, we are continuing to develop our cloud-native, digital platform that offers Risk Exchange participants a single, secure place to operate. We expect that as AI-driven technology and services gain market acceptance in the insurance industry, new competitors will arise. Changes to existing laws, their interpretation or implementation, or the introduction of new laws could impede our use of this technology or require that we disclose our proprietary technology to our competitors, which could negatively impact our competitive position and result in a material adverse effect on our business, results of operations, financial condition and prospects. In most jurisdictions, government regulatory authorities have the power to interpret and amend laws and regulations applicable to the processing of data. Such authorities may require us to incur substantial costs to comply with such laws and regulations. Regulatory statutes are broad in scope and subject to differing interpretation. In some areas of our business, we act on the basis of our own or the industry’s interpretations of applicable laws or regulations, which may conflict from jurisdiction to jurisdiction. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities. Our E&O insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.

Loss of key vendor relationships or failure of a vendor to protect our data, confidential and proprietary information could adversely affect our operations.

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software, and vendors and/or outsourcing of services such as claim adjustment services and investment management services. In the event that any vendor suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect our confidential, proprietary, and other information, we may suffer operational impairments and financial losses. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships, and our financial condition and results of operations could be materially and adversely affected.

We anticipate that we will continue to rely on third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.

Failure to obtain, maintain, protect, defend, or enforce our intellectual property rights, or allegations that we have infringed, misappropriated or otherwise violated the intellectual property rights of others, could harm our reputation, ability to compete effectively, business, and financial condition.

Our success and ability to compete depends in part on our ability to obtain, maintain, protect, defend, and enforce our intellectual property. To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, Members, strategic partners and others, as well as internal policies and procedures regarding our management of intellectual property. However, the protective steps that we take may be inadequate to deter misappropriation of our proprietary information, and any infringement, misappropriation or dilution of our intellectual property could materially and adversely harm our business. In addition, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Further, we operate in many foreign jurisdictions and effective trademark, copyright, and trade secret protection may not be available in every country or jurisdiction in which we offer our services. Policing unauthorized use of our intellectual property is difficult, expensive, and time-consuming, and we may be required to spend significant resources to monitor and protect our intellectual property rights.

Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively. Although our important brand names, including “Accelerant” and “Mission Underwriters” are registered or we intend to register for trademark protection, our competitors and other third parties may misappropriate our intellectual property. In addition, even if we initiate litigation against third parties, such as suits alleging infringement, misappropriation, or other violation of our intellectual property, we may not prevail. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related intellectual property at risk of not issuing or being cancelled. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common shares. Any of the foregoing could adversely affect our business, results of operations, financial condition, and prospects.

We operate in many foreign jurisdictions and effective trademark, copyright, and trade secret protection may not be available in every country or jurisdiction in which we offer our services. Failure to protect our intellectual property adequately could harm our reputation and affect our ability to compete effectively.

Meanwhile, third parties may assert intellectual property-related claims against us, including claims of infringement, misappropriation, or other violation of their intellectual property, which may be costly to defend, could require the payment of damages, legal fees, settlement payments, royalty payments, and other costs or damages, including treble damages if we are found to have willfully infringed certain types of intellectual property, and could limit our ability to use or offer certain technologies, products, or other intellectual property. Any intellectual property claims, including a cease-and-desist letter we have received regarding the right to use the mark Risk Exchange, with or without merit, could be expensive, take significant time and divert management’s resources, time, and attention from other business concerns. Moreover, other companies, including our competitors, may have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe, misappropriate, or otherwise violate the rights of others, or require us to purchase costly licenses from third parties, which may not be available on commercially reasonable terms, or at all. Even if a license is available to us, it could be non-exclusive thereby giving our competitors and other third parties access to the same technologies licensed to us, and we may be required to pay significant upfront fees, milestone payments or royalties, which would increase our operating expenses. Any of the foregoing could adversely affect our business, results of operations, financial condition, and prospects.

We rely on the use of credit scoring in pricing and underwriting certain of our insurance policies by Accelerant’s owned insurance companies and reinsurance companies, and any legal or regulatory requirements that restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our profitability.

We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which we operate, could impact the integrity of our pricing and underwriting processes, which could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects, and our profitability over time.

Our employees could take excessive risks, which could negatively affect our financial condition and business.

Our Underwriting segment is in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, product managers and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue, and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks.

Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees’ business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

Future acquisitions or investments contain inherent strategic, execution, and compliance risks that could disrupt our business and harm its financial condition.

We may pursue acquisitions or investments to grow our business or as part of the MGA Operations segment’s efforts to capture the economics of select Members. There is no guarantee that these acquisitions or investments will achieve the desired return sought. These acquisitions or investments could also cause additional risk due to the liabilities or unforeseen expenses that such acquisitions or investments may bring, such as higher-than-expected costs due to market competition for the acquisition/investment, regulatory approval requirements, delays in implementation, lost opportunities that could have been pursued with cash being used for other purposes, litigation or regulatory enforcement post-acquisition or investment, contingent liabilities, implementation cost, misalignment of culture, loss of technology through theft or trade secrets exchanged, loss of key partners/vendors, currency exchange rate for foreign investment, timing within overall economic environment, carrying costs, and tax liabilities. Additionally, the risks from future acquisitions or investments could result in impairment charges against goodwill or increases in the liabilities on our consolidated balance sheet, as well as missed earnings results.

Our business and operations could suffer in the event of a system or information security failure or in the event that we are the target of a cyberattack.

We utilize information technology systems and networks to process, transmit, and store electronic information in connection with our business activities. As use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability, and integrity of our data. The Company’s Chief Information Security Officer (“CISO”) has primary responsibility over the Company’s cybersecurity and cyber risk management, which includes implementing a company-wide information security strategy and program. The CISO provides reports of key metrics and related updates to our Board of Directors on a quarterly basis and more frequently as and when required. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.

Despite the implementation of security measures, our internal computer systems, and those of our vendors, are vulnerable to damage from cyber-attack, computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Furthermore, our personal or other sensitive information or systems could be exposed or subject to attack as a result of breaches of our security measures and computer systems or those of our vendors. Any such system failure, accident, or security breach could cause interruptions in our operations, including the availability of our Risk Exchange or result in a material disruption of our operations. Additionally, a data security incident could also lead to public exposure of personal information and result in harm to our reputation and business, compel us to comply with federal and state breach notification laws and foreign law equivalents including the EU GDPR and/or the UK GDPR, subject us to investigations and mandatory corrective action, or otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could disrupt our business, result in increased costs or loss of revenue, and/or result in significant financial exposure. Furthermore, the costs of maintaining or upgrading our cybersecurity systems (including the recruitment and retention of experienced information technology professionals, who are in high demand) at the level necessary to keep up with our expanding operations and prevent against potential attacks are increasing, and despite our best efforts, our network security and data recovery measures and those of our third-party service providers may still not be adequate to protect against such security breaches and disruptions, which could cause material harm to our business, financial condition and results of operations.

Risks Related to Legal and Regulatory Requirements

Our businesses are subject to significant governmental regulation, changes in which could reduce our profitability, limit our growth, or increase competition.

Our businesses are subject to legal and regulatory oversight throughout the world, including by U.S. state insurance regulators, Belgian insurance regulators, the National Bank of Belgium (the “NBB”), the Financial Services and Markets Authority, insurance regulators throughout the European Economic Area (the “EEA”), under the Belgian Code of Companies and Associations, the Belgian Act of March 13, 2016 on the Status and Supervision of Insurance and Reinsurance Undertakings, under the UK Companies Act and the rules and regulations promulgated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority (the “PRA”), the Foreign Corrupt Practices Act of 1977 (the “FCPA”) in the U.S., the Bribery Act of 2010 in the UK, the Corruption of Foreign Public Officials Act of 1999 (as amended) in Canada and a variety of other laws, rules and regulations addressing, among other things, licensing, data privacy and protection, cybersecurity, AI, anti-corruption, wage and hour standards, employment and labor relations, sanctions, anti-competition, and anticorruption. Maintaining compliance with these legal and regulatory oversight schemes as they evolve could reduce our profitability or limit our growth by: increasing the costs of legal and regulatory compliance; limiting or restricting the products or services we sell, the markets we serve or enter, the methods by which we sell our products and services, the prices we can charge for our services, or the form of compensation we can accept from our risk capital partners; or by subjecting our businesses to the possibility of legal and regulatory actions or proceedings.

Certain of our businesses are subject to compliance with laws and regulations enacted by U.S. federal and state governments, the EEA/UK or other jurisdictions or enacted by various regulatory organizations or exchanges relating to the privacy and security of the personal information of employees or others (for example, the California Consumer Privacy Act, The New York State Department of Financial Services’ cybersecurity regulation, the EU General Data Protection Regulation, the UK Data Protection Act 2018 and the Personal Information Protection and Electronic Documents Act in Canada). See “Business—Regulation” for more information regarding applicable privacy regulations.

In addition, we established a subsidiary in Puerto Rico that owns and operates our Risk Exchange. Though it is not currently subject to specific regulatory oversight as a broker or insurer, it is possible that may change, in which case we would become subject to further regulations that could cause us to alter or curtail our activities, or require additional expenditures for compliance purposes.

The variety of applicable privacy and information security laws and regulations exposes us to heightened regulatory scrutiny, requires us to incur significant technical, legal and other expenses in an effort to ensure and maintain compliance and will continue to impact our business in the future by increasing legal, operational and compliance costs. While we have taken steps to comply with privacy and information security laws, we cannot guarantee that our efforts will meet the evolving standards imposed by data protection and other regulatory authorities. If we are found not to be in compliance with these privacy and security laws and regulations, we may be subject to additional potential private consumer, business partner or securities litigation, regulatory inquiries, and governmental investigations and proceedings, regulatory sanctions, and we may incur damage to our reputation. Any such developments may subject us to material fines and other regulatory penalties and/or civil and criminal liability, including in some jurisdictions, personal liability for individual members of management and other individuals in leadership roles, may divert management’s time and attention, and lead to enhanced regulatory oversight, any of which could have a material adverse effect on our business, results of operations, financial condition, reputation, and liquidity. Additionally, we expect that developments in privacy and cybersecurity worldwide will increase the financial and reputational implications in the event of a significant breach of our or our third-party suppliers’ information technology systems.

There has also been increased scrutiny, including from regulators, regarding the use of algorithms, AI, diligence of data sets, oversight of data vendors, and other “big data” techniques such as using “big data” to set product pricing. Our ability to procure and use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny regarding “big data.” Moreover, regulators are increasing scrutiny and considering regulation of the use of AI technologies. We cannot predict what, if any, actions may be taken with regard to “big data,” but such developments could impact our operations, increase legal risk or reputational harm or have a material adverse effect on our business, results of operations and financial condition. Our acquisitions of, and investments in, new businesses and our continued operational changes and entry into new jurisdictions and new service offerings increase our legal and regulatory compliance complexity, as well as the type of governmental oversight to which we may be subject.

Our continuing ability to provide insurance and underwriting services in the jurisdictions in which we operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Also, we can be affected indirectly by the governmental regulation and supervision of insurance companies. For instance, if we are providing managing general underwriting services for an insurer, we may have to contend with regulations affecting that insurer.

As we continue to grow our Member base, we anticipate expanding into new geographies that could give rise to additional regulatory, risk and other issues, which may materially affect our business, results of operations, financial condition and prospects.

As we continue to grow our Member base, we will have to devote resources to identifying and exploring these perceived opportunities. To the extent these new Members are in new geographies, we may also have to acquire any necessary operational licenses and governmental approvals to operate our Risk Exchange or otherwise engage with Members in those geographies. In addition, we will be required to comply with laws and regulations of jurisdictions that may differ from the ones in which we currently operate. We anticipate that further geographic expansion of our Members and our Risk Exchange will give rise to additional regulatory, risk and other issues. There also can be no assurance that we would be able to successfully expand our operations in any new geographic markets.

In particular, we have recently expanded into the Canadian market by the acquisition of a licensed insurance entity. We have set up the requisite infrastructure to begin Canadian operations. Expansion to include Members located and to operate our Risk Exchange in Canada requires oversight from the Office of the Superintendent of Financial Institutions and the federal Minster of Finance, as well as coordination with each of the ten provinces and three territories in Canada that each regulate market conduct within their own province and territory. Compliance with these additional laws and regulations, as well as Canadian oversight related to personal information protection and data privacy has resulted in a substantial investment of time from our senior management, capital and other resources. This, along with similar experiences in other jurisdictions in the future, may materially and adversely affect our business, results of operations, financial condition and prospects.

Our insurance and reinsurance company subsidiaries and agency subsidiaries are subject to extensive regulation, which may adversely affect our ability to operate and achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our results of operations and financial condition.

We are subject to the insurance laws and regulations in a number of jurisdictions worldwide. Existing laws and regulations, among other things, limit the amount of dividends and capital that can be paid to us by our reinsurance subsidiaries, prescribe solvency and capital adequacy standards, impose restrictions on the amount and type of investments that can be held to meet solvency and capital adequacy requirements, require the maintenance of reserve liabilities, impact our corporate governance, restrict our market conduct practices, and require pre-approval of acquisitions, reinsurance transactions and certain affiliate transactions. Failure to comply with these laws and regulations, make any required notifications, or maintain appropriate authorizations, licenses, and/or exemptions under applicable laws and regulations may cause governmental authorities to preclude or suspend our insurance or reinsurance subsidiaries from carrying on some or all of their activities, place one or more of them into rehabilitation or liquidation proceedings, impose monetary penalties or other sanctions on them or our affiliates, or commence insurance company delinquency proceedings against our insurance or reinsurance subsidiaries. The application of these laws and regulations by various governmental authorities may affect our liquidity and restrict our ability to expand our business operations through acquisitions or to pay dividends on our common shares, including our Class A common shares. Furthermore, compliance with legal and regulatory requirements is likely to result in significant expenses, which could have a negative impact on our profitability. To further understand these regulatory requirements, see “Business—Regulation.” In some instances, where there is uncertainty as to applicability of laws and regulations, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities.

Our U.S. insurance subsidiaries are subject to risk-based capital (“RBC”) requirements, based upon the “risk-based capital model” adopted by the NAIC, and other minimum capital and surplus restrictions imposed under Arkansas, Delaware and Puerto Rico law. These requirements establish the minimum amount of RBC necessary for a company to support its overall business operations. It identifies P&C insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our RBC at the required levels could cause insurance regulators to intervene in the management of our business and, ultimately, adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business and our A.M. Best rating.

The applicable regulators in the UK and EEA expect firms to avoid actions that jeopardize compliance with their statutory objectives and applicable rules and regulations and have extensive powers to intervene in the affairs of a regulated firm. When a regulator in either the UK or the EEA is concerned that an insurer may present a risk, this may lead to negative consequences, including the requirement to maintain a higher level of regulatory capital (via capital “add-ons” under the Solvency II Directive (as defined below)) to match the higher perceived risks and enforcement action where the risks identified breach applicable rules and regulations. In the case of a breach of our license requirements or obligations arising from the applicable rules and regulations, we may be subject to regulatory sanctions, including (public) formal warnings, orders to adopt a certain course of conduct, incremental penalties and administrative fines, revocation of an undertaking license and, in the case of insurers, where the breach relates to material prudential shortcomings, emergency measures (including the appointment of an administrator or the imposition of measures aimed at winding-up the undertaking). Any such events could adversely affect our business, results of operations, or financial condition.

Our Canadian insurance subsidiary is regulated at both the federal and provincial/territorial level under regulation and supervisory requirements which, among other things, require it to maintain an adequate amount of capital (calculated in accordance with the minimum capital test). The Insurance Companies Act of Canada provides the Superintendent of Financial Institutions with a range of discretionary intervention powers which may be exercised over an insurance company subject to its jurisdiction, including the power to require enhanced supervision, increase capital, restrict select business operations, order the development of a contingency plan and ultimately assume control of an insurance company in circumstances the Superintendent deems warrant such action.

In the Cayman Islands, our reinsurance subsidiary is subject to minimum capital and surplus requirements and must adhere to a range of legislative and regulatory requirements. A failure to meet these requirements could subject the reinsurer to, among others, increased regulatory scrutiny, a requirement to take steps to rectify any area(s) of non-compliance, the removal of a director, a suspension of license and the appointment of a receiver or person to assume control of its affairs.

We believe it is likely there will continue to be regulatory intervention in our industry in the future, and these initiatives could adversely affect our business. Additional laws and regulations have been and may continue to be enacted that may have adverse effects on our operations, financial condition, statutory capital adequacy, and liquidity. We cannot predict the exact nature, timing or scope of these initiatives; however, we believe it is likely that there will continue to be increased regulatory intervention in our industry in the future, and these initiatives could adversely affect our ability to operate our business.

For additional information regarding insurance laws and regulations that we are subject to, see “Business—Regulation.”

Our business is subject to risks related to legal proceedings and governmental inquiries.

We are subject to litigation, regulatory, and other governmental investigations and claims arising in the ordinary course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. While we have insurance coverage for some of these potential claims, others may not be covered by insurance, insurers may dispute coverage, or any ultimate liabilities may exceed our coverage. We may be subject to actions and claims relating to the sale of insurance or our other operations, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, our Members and risk capital partners may seek to recoup commissions or other compensation paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted, and such claims or actions could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We must comply with and are affected by various laws and regulations, as well as regulatory and other governmental investigations, that impact our operating costs, profit margins and our internal organization and operation of our business. The insurance industry has been subject to a significant level of scrutiny by various regulatory and governmental bodies, including state attorneys general offices and state departments of insurance, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of supplemental and contingent commissions by insurance brokers and agents from insurance companies and the extent to which such compensation has been disclosed, the collection of broker fees, which we define as fees separate from commissions charged directly to Members for efforts performed in the issuance of new insurance policies, bid rigging and related matters. From time to time, our subsidiaries receive informational requests from governmental authorities.

There have been a number of revisions to existing laws as well as or proposals to modify or enact new laws and regulations regarding insurance agents and brokers. These actions have imposed in the past, and may continue to impose, additional obligations on our ability to receive fees that are based on the volume, consistency, and profitability of business that we generate.

We cannot predict the impact that any new laws, rules, or regulations may have on our business, results of operations, financial condition, and prospects. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the U.S. and abroad, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations or audits that could, if determined adversely, have a material impact on us. The interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. We could also be materially adversely affected by any new industrywide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to relationships with our Members, or diversion of personnel and management resources.

We are subject to a number of, and may in the future be subject to, E&O claims as well as other contingencies and legal proceedings which, if resolved unfavorably to us, could have an adverse effect on our results of operations.

We assist our Members with various insurance-related matters, including providing access to capacity, overseeing claims arising under policies issued by that capacity, and facilitating reinsurance placements. E&O claims against us may result in potential liability for damages arising from these services. E&O claims could include, for example, the failure of our employees or sub-agents, whether negligently or intentionally, to properly exercise our delegated authority to underwrite or bind coverage, issue policies or other documents or provide proper notices to insureds, as well as properly exercise our delegated authority to handle claims. In addition, we are subject to other types of claims, litigation, and proceedings in the ordinary course of business, which along with E&O claimants may seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on our financial position, earnings and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm our reputation or divert management resources away from operating our business.

We have historically purchased, and continue to purchase, insurance to cover E&O claims to provide protection against certain losses that arise in such matters. As of March 31, 2025, our group E&O insurance policy (also known as Professional Indemnity) tower has a $10 million limit in the aggregate, and we are responsible for paying a self-insured retention of up to $1 million per claim for claims brought in the U.S. and Canada, and $250 thousand per claim for claims brought in the rest of the world. We purchase a Technology E&O insurance policy for the group with an aggregate limit of $10 million per claim with a $50 thousand retention. In addition, due to regulatory requirements in specific countries, we purchase local E&O insurance policies in certain jurisdictions. This includes a policy for Accelerant Agency (Canada) Ltd., with a CAD $6 million limit in the aggregate with a self-insured retention of up to CAD $50 thousand per claim for claims brought in Canada. We purchase a local policy in Ireland for Accelerant Agency Limited, with a $2 million (£1.55 million) limit in the per claim and $5 million (£3.87 million) in the aggregate. We are responsible for paying a self-insured retention of up to $250 thousand (£193 thousand) per claim. We also purchase a local policy in the UK for Accelerant Agency Limited UK Branch with a $7 million (£5.4 million) limit in the aggregate with a $2 million (£1.55 million) limit per claim. We are responsible for paying a self-insured retention of up to $250 thousand (£193 thousand) per claim for claims brought in the United Kingdom. If we exhaust or materially deplete our coverage under our E&O policy, it could have a material adverse effect on our financial condition. Accruals for these exposures, when applicable, have been recorded to the extent that losses are deemed probable and are reasonably estimable. These accruals are adjusted from time to time as developments warrant and may also be adversely affected by disputes we may have with our insurers over coverage.

Proposed tort reform legislation, if enacted, could decrease demand for casualty insurance, thereby reducing our commission revenues.

Legislation concerning tort reform has been considered, from time to time, in the United States Congress and in several state legislatures. Among the provisions considered in such legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress, or by states in which we sell insurance, could reduce the demand for casualty insurance policies or lead to a decrease in policy limits of such policies sold, thereby reducing our commission revenues.

Because we are a holding company and some of our operations are conducted by our insurance subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, to a limited extent, depends, in part, on our ability to obtain cash dividends or other permitted payments from our insurance subsidiaries.

The continued operation and growth of our business will require substantial capital. Accordingly, we do not intend to declare and pay cash dividends on our common shares in the foreseeable future. Because we are a holding company with no business operations of our own, our ability to pay dividends to shareholders and meet our debt payment obligations is dependent upon dividends and other distributions from our subsidiaries. With respect to our insurance carrier subsidiaries, U.S. state insurance laws, including the laws of Arkansas and Delaware, restrict the ability of ASIC and ANIC to determine how we declare shareholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus.

Dividend payments are further limited to that part of available policyholder surplus that is derived from net profits on our business. State insurance regulators have broad powers to prevent the reduction of statutory surplus to levels that regulators consider to be inadequate, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulators that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. In addition, dividends and other distributions from our subsidiaries may be subject to incremental income or withholding taxes, which may reduce the amount of cash available for distribution to our shareholders.

Our carriers located in jurisdictions outside the United States are similarly restricted under local law in their ability to pay dividends.

Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions pursuant to our debt agreements, our indebtedness, restrictions imposed by applicable law, and other factors our Board of Directors deems relevant, and, as noted above will be subject to regulatory oversight. Consequently, investors may need to sell all or part of their holdings of our Class A common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking immediate cash dividends should not purchase our Class A common shares.

Regulations affecting insurance carriers with which we place business impact how we conduct our operations.

Insurers are also heavily regulated by state insurance departments for solvency issues, reserve requirements and market conduct practices, among other things. We cannot guarantee that all insurance carriers with which we do business comply with regulations instituted by state insurance departments. We may need to expend resources to address questions or concerns regarding our relationships with these insurers, diverting management resources away from operating our business.

We may face increasing scrutiny and evolving expectations from investors, customers, regulators and other stakeholders regarding environmental, social and governance matters.

There is increasing scrutiny and evolving expectations from investors, customers, regulators, and other stakeholders on environmental, social and governance (“ESG”) practices and disclosures, including those related to environmental stewardship, climate change, diversity, equity and inclusion, racial justice, workplace conduct, and other social and political mandates. Legislators and regulators have imposed and likely will continue to impose ESG-related legislation, rules and guidance, which may conflict with one another and impose additional costs on us, block or impede our business opportunities, or expose us to new or additional risks. Moreover, certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to different ESG matters. A lack of ratings or unfavorable ratings of our company or our industry may lead to negative investor sentiment and the diversion of investment to other companies or industries. Further, our insureds include a wide variety of industries, including potentially controversial industries. Damage to our reputation as a result of our provision of policies to certain insureds could result in decreased demand for our insurance products.

Additionally, certain states have adopted laws or regulations that would restrict business dealings with, and investments in, entities determined to be boycotting companies involved in fossil fuel-based energy or other industries or to have taken public stances with regard to certain ESG issues. If we are unable to meet these standards, expectations, laws or regulations, some of which may be in contradiction with each other, it could result in adverse publicity, reputational harm, loss of business opportunities, or loss of customer and/or investor confidence, each of which individually or in the aggregate could adversely affect our business, results of operations, financial condition and prospects.

Economic substance legislation of the Cayman Islands and other recently-enacted legislation and regulations may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities that attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (2020 Revision) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019 applied in respect of financial years commencing July 1, 2019 and thereafter. As we are a Cayman Islands company, compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As the implementation of the Substance Act is still in its infancy, the impact of these economic substance requirements and how they may evolve is unclear, and it is difficult to predict the nature and effect of these requirements on the economy of the Cayman Islands. If the Cayman Islands Tax Information Authority determined that we or any of our Cayman Islands subsidiaries failed to meet the requirements imposed by the Substance Act, we or they may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act, which could materially adversely affect our business, results of operations, financial condition and prospects.

Anti-Money Laundering Matters

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. The failure of us or any of our officers to comply could materially adversely affect our business, results of operations, financial condition and prospects.

Risks Related to Taxation

In addition to the risk factors discussed below, we advise you to read “Certain Material Tax Considerations.” You should consult your own tax advisor regarding the tax consequences applicable to you of an investment in our Class A common shares.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, results of operations, financial condition, and prospects. In addition, there is tax risk associated with the reporting of cross-border arrangements among us and our subsidiaries.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate structure. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, results of operations, financial condition, and prospects. Moreover, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, results of operations, financial condition, and prospects.

In addition, we conduct operations through our subsidiaries in various tax jurisdictions, and consider transfer pricing implications of such operations where applicable. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices. If the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Prospective investors are also urged to review the risk factor below labeled “There is U.S. federal income tax risk associated with reinsurance transactions, intercompany transactions and distributions between U.S. companies and their non-U.S. affiliates.”

Accelerant and certain of our non-U.S. subsidiaries may be subject to U.S. federal income taxation which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Accelerant and our non-U.S. subsidiaries that are classified as foreign corporations for U.S. federal income tax purposes intend to operate in a manner that will not cause them to be treated as engaged in a trade or business within the United States or subject to current U.S. federal income taxation on their net income. However, because there is considerable uncertainty as to when a foreign corporation is engaged in a trade or business within the United States under the applicable law and the determination is highly factual and must be made annually, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not contend successfully that Accelerant or any of such non-U.S. subsidiaries is engaged in a trade or business in the United States. If Accelerant or any of its non-U.S. subsidiaries that are classified as foreign corporations for U.S. federal income tax purposes are considered to be engaged in a trade or business in the United States, the applicable entity could be subject to U.S. federal income taxation on a net basis on its income that is effectively connected with such U.S. trade or business (including branch profits tax on the portion of its earnings and profits that is attributable to such income). Any such U.S. federal income taxation could result in substantial tax liabilities and consequently could have a material adverse effect on our financial condition and results of future operations. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of Accelerant and Its Subsidiaries.”

U.S. tax-exempt organizations that own our Class A common shares may recognize unrelated business taxable income (“UBTI”).

A U.S. tax-exempt organization that directly or indirectly owns our Class A common shares generally will recognize UBTI and be subject to additional U.S. tax filing obligations to the extent such tax-exempt organization is required to take into account any of our insurance income or related person insurance income (“RPII”) pursuant to the controlled foreign corporation (“CFC”) and RPII rules described below. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—Tax-Exempt U.S. Holders.”

As of March 31, 2025, we had net deferred tax assets of $45.1 million, net of a valuation allowance of $44.5 million, which may become devalued if either Accelerant does not generate sufficient future taxable income or applicable corporate tax rates are reduced (or applicable tax laws otherwise change).

We had net deferred tax assets of $45.1 million as of March 31, 2025 and also apply valuation allowances to our deferred tax assets (principally consisting of unutilized net operating losses). These predominantly arise from new business challenges on our owned insurance companies where operating expenses exceeded the initial underwriting profits recognized in the period. Utilization of most deferred tax assets is dependent on generating sufficient future taxable income in the appropriate jurisdiction and/or entity and in the appropriate character (e.g., capital vs. ordinary). If it is determined that it is more likely than not that sufficient future taxable income will not be generated, we would be required to increase the applicable valuation allowance. Most of our deferred tax assets are determined by reference to applicable corporate income tax rates, in particular the U.S. corporate income tax rates. Accordingly, in the event of new legislation that reduces any such corporate income tax rates, the carrying value of certain deferred tax assets would decrease. A material devaluation in our deferred tax assets due to either insufficient taxable income or lower corporate tax rates would have an adverse effect on Accelerant’s results of operations and financial condition.

Changes in tax laws or policy or interpretations of such laws could materially reduce our earnings, affect our operations, increase our tax liability and adversely affect our cash flows.

Changes in tax laws or policy could have a material adverse effect on our profitability and financial condition, and could result in our subsidiaries incurring materially higher taxes.

The U.S. federal income tax laws and interpretations thereof are subject to change, which may have retroactive effect and could materially affect us.

The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The Inflation Reduction Act of 2022 contains tax provisions including a corporate alternative minimum tax on certain large corporations, a 1% excise tax on publicly traded corporate buybacks and modifications to clean energy investment tax credits. While we currently anticipate no immediate financial impact of this legislation, regulations or administrative guidance promulgated pursuant to the Inflation Reduction Act of 2022 may materially and adversely affect our financial condition and results of operations.

In addition, since 2017, the member countries of the G20/OECD Inclusive Framework on Base Erosion and Profit Shifting have developed a two-pillar approach to address the tax challenges arising from the digitalization of the economy. “Pillar One” addresses nexus and profit allocation challenges, while “Pillar Two” addresses perceived base erosion. Pillar One provides for exclusions for “Regulated Financial Services”; therefore we do not anticipate a material impact on insurance and reinsurance groups. Regulated Financial Services are not, however, exempt from Pillar Two.

The OECD has published two sets of model rules implementing a 15% global minimum tax: first, an income inclusion rule (“IIR”), which imposes “top-up” tax on a parent entity in respect of the low-taxed income of a subsidiary, and second, an “undertaxed payments” rule (“UTPR”), which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of an affiliate is not subject to tax under an IIR. There will also be a treaty-based “subject to tax” rule that allows source jurisdictions to impose limited source taxation on certain related party payments subject to tax below a minimum rate. Key aspects of Pillar Two (including IIR regimes) have already become effective in jurisdictions relevant to our business as of January 1, 2024, with other aspects (including UTPR regimes) expected to become effective in 2025. The UK, for example, enacted legislation in July 2023 implementing an IIR via a multinational top-up tax (alongside a UK domestic top-up tax) that applies to multinational enterprises for accounting periods beginning on or after December 31, 2023 and enacted further legislation in March 2025 implementing a UTPR that applies for accounting periods beginning on or after December 31, 2024.

The OECD has released administrative guidance which clarifies (and in some cases amends previously released guidance) on the application of the model Pillar Two rules, and jurisdictions enacting legislation in respect of Pillar Two have sought to implement these updates (either by way of legislative amendment or the release of further domestic guidance). We expect that the OECD will continue to release updates to its administrative guidance which may result in further amendments to the Pillar Two rules as they apply in relevant jurisdictions. As such, several aspects of the Pillar Two rules, including whether some or all of our business and the companies in which we invest fall within the scope of the exclusions therefrom, currently remain uncertain. The release of further updates to the model Pillar Two rules and adoption of Pillar Two legislation (including IIR or UTPR regimes) by additional jurisdictions may give rise to consequential amendments to tax laws (other than those which seek to enact or modify Pillar Two rules) in other jurisdictions.

The Pillar One and Pillar Two proposals form part of the OECD’s broader Base Erosion and Profit Shifting (“BEPS”) Project, which has been running since 2015. The implementation of the recommendations of the BEPS Project by OECD member countries has given rise to significant changes in domestic and international tax laws in recent years, including a number of Directives of the European Union (currently at various stages of implementation by Member States) which address matters such as anti-hybrid legislation and tax substance and a Multilateral Convention affecting the interpretation of many international tax treaties. The impact of the BEPS Project on our business will require ongoing assessment.

Our UK and non-UK operations may be affected by changes in UK tax law.

None of our entities should be treated as being resident in the UK for UK tax purposes, except for our subsidiaries that are incorporated in the UK, Accelerant Holdings, Accelerant Holdings (Cayman) Ltd and Mission Worldwide Holdings (together, the “UK Resident Entities”). Although Accelerant Holdings, Accelerant Holdings (Cayman) Ltd and Mission Worldwide Holdings are not incorporated in the UK, it is the intention that their affairs will be conducted so that their central management and control is exercised in the UK and, as a result, they are each treated as a resident in the UK for UK tax purposes.

Accordingly, the UK Resident Entities are expected to generally be subject to UK tax in respect of their worldwide income, profits and gains. Any change in the basis or rate of UK corporation tax or His Majesty’s Revenue and Customs’ (“HMRC”) practice and interpretation of UK tax law could materially adversely affect the business, prospects, financial condition and/or results of operations of the UK Resident Entities or their ability to provide returns to shareholders. The UK corporation tax rate is currently 25%.

There is U.S. federal income tax risk associated with reinsurance transactions, intercompany transactions and distributions between U.S. companies and their non-U.S. affiliates.

Certain U.S. companies that make deductible payments to related non-U.S. companies are subject to the Base Erosion and Anti-Abuse Tax (the “BEAT”). The BEAT is generally equal to the excess of a 10% tax on the taxpayer’s “modified taxable income” over the taxpayer’s regular tax liability (reduced by certain credits), with “modified taxable income” being computed without regard to certain deductions for “base erosion payments”. The tax on “modified taxable income” also increases from 10% to 12.5% for taxable years beginning after 2025. The BEAT applies to deductions arising out of “any premium or other consideration” paid or accrued to a related foreign reinsurer.

Both our U.S. and non-U.S. ceding companies reinsure business to Accelerant affiliates. We have structured our internal reinsurance in a manner intended to ensure that Accelerant Re Cayman (our non-U.S. reinsurer) reinsures business only from other non-U.S. ceding companies for U.S. federal income tax purposes. There can be no assurances our structuring efforts will be successful. If we are not able to structure our internal reinsurance in this manner, or the IRS were to successfully assert that Accelerant Re Cayman reinsures our U.S. ceding companies for U.S. federal income tax purposes, we could be required to pay additional tax, and our financial condition and results from operations could be materially adversely affected.

In addition, the Internal Revenue Code of 1986, as amended (the “Code”), permits the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper “amount, source or character” for each item. If the IRS were successfully to challenge our intercompany reinsurance arrangements between our subsidiaries, our financial condition and results of operations could be materially adversely affected.

Generally, distributions by our U.S. subsidiaries to our non-U.S. subsidiaries are subject to a 30% U.S. federal withholding tax on the gross amount of any distribution that is treated as a dividend or dividend-equivalent payment for U.S. federal income tax purposes. However, we believe that we and the entities through which we hold our U.S. subsidiaries are eligible for a 5% rate of withholding on dividends under the U.S.-UK Tax Treaty unless we have owned shares representing at least 80% of the voting power of a U.S. subsidiary paying a dividend for the 12-month period ending on the date the dividend was declared, in which case there would be no U.S. withholding on such dividend under the U.S.-UK Tax Treaty. We intend to manage our affairs in a manner that is intended to allow such entities to qualify for such reduction in or exemption from U.S. withholding tax under the U.S.-UK Tax Treaty. No assurances can be made, though, that (i) we will qualify for benefits under the U.S.-UK Tax Treaty, (ii) the U.S.-UK Tax Treaty will provide relief from this potential withholding tax or (iii) we would qualify for similar relief under another tax treaty if benefits under the U.S.-UK Tax Treaty were unavailable, in each case, for a taxable year that includes a distribution from our U.S. subsidiaries. Certain U.S. to non-U.S. reinsurance arrangements may also be subject to a 30% U.S. federal withholding tax. We may therefore be limited in our ability to move cash efficiently from our U.S. subsidiaries or to make distributions with respect to our Class A common shares.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and non-U.S. earnings and other factors, including changes in U.S. and foreign tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate and give rise to a tax expense even though the Company has cumulative losses. Changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate.

U.S. persons who own our Class A common shares may be subject to U.S. federal income taxation at ordinary income rates on a disproportionate share of our undistributed earnings and profits attributable to RPII.

If Accelerant Re Cayman, Accelerant Insurance Europe SA, AIUK, Accelerant Insurance Company of Canada or Accelerant Re I.I. (each, a “Non-U.S. Carrier” and collectively, the “Non-U.S. Carriers”) is treated as recognizing RPII in a taxable year and such Non-U.S. Carrier is treated as a CFC for purposes of taking into account RPII (a “RPII CFC”) for such taxable year, each U.S. person that owns any of our Class A common shares directly or indirectly through certain entities as of the last day in such taxable year must generally include in gross income its pro rata share of the RPII (with certain adjustments), determined as if the RPII were distributed proportionately only to all RPII Shareholders (as defined below), regardless of whether that income is distributed. For this purpose, any of our subsidiaries that is a Non-U.S. Carrier generally will be treated as a RPII CFC if U.S. persons who own (or are treated as owning) any of our Class A common shares or Class B common shares (each such persons, a “RPII Shareholder”) in the aggregate own (or are treated as owning) 25% or more of the total voting power or value of such Non-U.S. Carrier’s stock on any day of its taxable year. Based on our expected ownership, we expect the Non-U.S. Carriers will be treated as RPII CFCs for the current and all future years.

RPII generally is any income of a non-U.S. corporation attributable to insuring or reinsuring risks of a U.S. person that owns (or is treated as owning) stock of such non-U.S. corporation, or risks of a person that is

“related” to such a U.S. person. For this purpose, (1) a person is “related” to another person if such person “controls,” or is “controlled” by, such other person, or if both are “controlled” by the same persons, and (2) “control” of a corporation means ownership (or deemed ownership) of stock possessing more than 50% of the total voting power or value of such corporation’s stock and “control” of a partnership, trust or estate for U.S.

federal income tax purposes means ownership (or deemed ownership) of more than 50% by value of the beneficial interests in such partnership, trust or estate.

The RPII rules will not apply with respect to a Non-U.S. Carrier for a taxable year if (1) at all times during its taxable year less than 20% of the total combined voting power of all classes of such Non-U.S. Carrier’s voting stock and less than 20% of the total value of all of its stock is owned (directly or indirectly) by persons who are

(directly or indirectly) insured under any policy of insurance or reinsurance issued by such Non-U.S. Carrier or who are related persons to any such person or (2) the Non-U.S. Carrier’s RPII (determined on a gross basis) is less than 20% of its insurance income (as so determined) for the taxable year, determined with certain adjustments.

Our Non-U.S. Carriers generally provide reinsurance to our other subsidiaries and affiliates. If such other subsidiaries or affiliates were treated as related (as defined above) to a RPII Shareholder, or our Non-U.S. Carriers reinsured risks of our RPII Shareholders or their related persons, earnings from such reinsurance would constitute RPII. However, we do not believe any of our subsidiaries or affiliates will be treated as “related” to a RPII Shareholder based on the expected ownership of our shares, nor do we anticipate that our Non-U.S. Carriers will reinsure the risks of our RPII Shareholders in any material amount.

Based on the foregoing, we do not expect U.S. Holders to have RPII inclusions. Nonetheless, we cannot provide assurances that our Non-U.S. Carriers will not recognize RPII due to uncertainty about the proportions of future ownership of our shares and the complexity of certain attribution rules that apply for purposes of determining whether a RPII Shareholder would be considered to have control of and, therefore, be related to our subsidiaries or affiliates for purposes of the RPII rules, or that we will qualify for either of the RPII exceptions above in the event that our Non-U.S. Carriers recognize RPII. Moreover, certain recently issued proposed regulations would expand the scope of RPII to include premium and investment income attributable to a reinsurance policy that directly or indirectly provides coverage to a “related insured”, which would be defined to include a person (other than a publicly traded company) that is more than 50% owned (or treated as more than 50% owned) in the aggregate by United States shareholders of the non-U.S. corporation providing the reinsurance. If finalized in their current form, such regulations may require U.S. persons that own any of our Class A common shares directly or indirectly to include in gross income their pro rata share of the RPII (with certain adjustments), determined as if the RPII were distributed proportionately only to all RPII Shareholders, regardless of whether that income is distributed. It is not certain whether such regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. For more information, please review the discussion under “Certain Material Tax Considerations — U.S. Federal Income Tax Considerations — Taxation of U.S. Holders — Related Person Insurance Income Considerations.”

U.S. persons who dispose of our Class A common shares may be required to treat any gain as ordinary income for U.S. federal income tax purposes and must comply with other specified reporting requirements.

If a U.S. person disposes of shares in a non-U.S. corporation that is a RPII CFC at any time when the U.S. person owned any shares in the corporation during the five-year period ending on the date of disposition, any gain from the disposition will generally be treated as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the disposed shares (possibly whether or not those earnings and profits are attributable to RPII). Such dividend may also be taxed at ordinary income rates to the extent it is not treated as “qualified dividend income.” In addition, the shareholder will be required to comply with specified reporting requirements, regardless of the amount of shares owned. Because Accelerant is not itself directly engaged in the insurance business, we do not believe that these rules apply to a disposition of our Class A common shares, although we cannot assure you that the IRS will not successfully assert that these rules apply to a disposition of our Class A common shares in light of the insurance and reinsurance activities of our Non-U.S. Carriers. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—Disposition of Class A Common Shares.”

While we were not a PFIC in 2024 and do not expect to be a PFIC in 2025 or subsequent taxable years, U.S. persons who own our Class A common shares may be subject to adverse tax consequences if Accelerant is considered a PFIC for U.S. federal income tax purposes in any year in which they acquire or hold shares.

If Accelerant is considered a PFIC for U.S. federal income tax purposes, a U.S. person who directly or, in certain cases, indirectly owns our Class A common shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes that are deemed deferred as a result of Accelerant’s non-U.S. status and additional information reporting obligations, regardless of the number of shares owned. In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, passive income generally includes interest, dividends and other investment income. However, income derived in the active conduct of an insurance business by a “qualifying insurance corporation” is not treated as passive income (the “Insurance Exception”). In addition, passive income does not include income of a “qualifying domestic insurance corporation” (“QDIC”). The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of another corporation if it owns at least 25% of the value of the stock of such other corporation. Accelerant does not expect to be considered a PFIC for its current taxable year or any subsequent taxable year. However, because this determination is made annually at the end of each taxable year and is dependent on a number of factors, there can be no assurance that Accelerant will not be considered a PFIC in any taxable year. Moreover, our Non-U.S. Carriers will need to be considered engaged in the active conduct of an insurance business and have applicable insurance liabilities that exceed a certain percentage of their total assets to qualify for the Insurance Exception, among other requirements. It is possible that a Non-U.S. Carrier does not satisfy such requirements in a given taxable year, in which case such a Non-U.S. Carrier may be treated as a PFIC and the PFIC status of Accelerant could be adversely affected as a result. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” for further discussion.

U.S. persons who own 10% or more of our shares, by vote or by value, will be subject to U.S. federal income taxation at ordinary income rates on our undistributed earnings and profits.

In general, a “10% U.S. Shareholder” (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes generally is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for the purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described above.

Whether Accelerant is a CFC for a taxable year will depend upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Accelerant will not be a CFC. Further, regardless of whether Accelerant is a CFC, most or all of our non-U.S. subsidiaries (to the extent treated as corporations for U.S. federal income tax purposes) are generally treated as CFCs because our U.S. subsidiaries are expected to be treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Accelerant may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F income and tested income generated by our non-U.S. companies (with various adjustments), regardless of whether any distributions are made to them. Any such 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them. See “Certain Material Tax Considerations—U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—Controlled Foreign Corporation Considerations” for further discussion.

Risks Related to this Offering and Ownership of Our Class A Common Shares

The dual class structure of our common shares has the effect of concentrating voting control with the shareholders affiliated with Altamont Capital, including control over decisions that require the approval of shareholders; this will limit your ability to influence corporate matters submitted to a shareholder vote.

Each of our Class B common shares is entitled to ten votes, and each of our Class A common shares, which are the shares we are selling in this offering, is entitled to one vote. After giving effect to the re-designation of existing common shares following the Accelerant Holdings LP Distribution and the sale of the Class A common shares offered hereby, affiliates of Altamont Capital will control approximately  % of the combined voting power of our outstanding common shares following this offering (or approximately  % of the combined voting power of our outstanding common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full).

Pursuant to our amended and restated memorandum and articles of association, each holder of our Class B common shares shall have the right to convert each of its Class B common shares into one Class A common share, at any time, upon notice to us. Additionally, Class B common shares will automatically convert into Class A common shares, on a one-for-one basis, upon transfer to any non-permitted holder of Class B common shares; or upon the earlier of (i) the time Class B common shareholders cease to own 50% of the Class B common shares owned by such holders, in aggregate, immediately upon the closing of this offering or (ii) three years, after which time (in each case) there will be a single class of common shares with one vote per share.

Because of the ten-to-one voting ratio between our Class B common shares and our Class A common shares, Altamont Capital (which holds the majority of our outstanding Class B common shares) will control a majority of the combined voting power of our common shares and therefore exert substantial influence over matters submitted to our shareholders so long as Altamont Capital owns a requisite percentage of our total outstanding common shares (in the form of either Class B common shares or Class A common shares). Concentrated control may limit your ability to influence corporate matters for the foreseeable future.

We have a history of losses, which may limit our ability to develop our Risk Exchange and inhibit us from making investments in developing and expanding our business.

Although we generated net income of $7.8 million and $22.9 million for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively, we have a history of losses and may incur additional losses in the near term as we continue to make investments to grow our business. Despite these investments, we may not succeed in increasing our revenue on the timeline that we expect or in an amount sufficient to remain profitable. If we are unable to remain profitable, this may limit our ability to develop our Risk Exchange, sign up new Members and risk capital partners and grow our revenues. Future net losses may also lead to a reduction in premiums written through the Risk Exchange, which would inhibit us from making investments in developing and expanding our business, and may also lead to a change in our A.M. Best or credit ratings.

An active trading market for our Class A common shares may not develop and the trading price for our Class A common shares may fluctuate significantly.

We have applied to list our Class A common shares on the NYSE. Prior to the completion of this offering, there has been no public market for our Class A common shares, and we cannot assure you that a liquid public market for our Class A common shares will develop. If an active public market for our Class A common shares does not develop following the completion of this offering, the market price and liquidity of our Class A common shares may be materially and adversely affected. The initial public offering price for our Class A common shares will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Class A common shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Class A common shares.

Applicable insurance laws could make it difficult to effect a change of control of our Company.

The insurance laws and regulations of the various jurisdictions in which our insurance subsidiaries are organized could delay or impede a business combination involving us. In the U.S., state insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These and other regulatory restrictions could delay, deter or prevent a potential merger or sale of our company, even if our Board of Directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions could also delay sales by us or acquisitions by third parties of our insurance subsidiaries.

Our operating results and share price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.

Our quarterly operating results could fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our Class A common shares to be risky, and you should invest in our Class A common shares only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our Class A common shares could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our share price are:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysts and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our acquisition targets;

•	sales, or anticipated sales, of large blocks of our Class A common shares, including by our directors, executive officers, and principal shareholders;

•	additions or departures in our Board of Directors, senior management or other key personnel;

•	regulatory, legal, or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	any indebtedness we may incur or securities we may issue in the future;

•	default under agreements governing our indebtedness;

•	Class A common shares sold in this offering will be freely tradable without restriction or further registration;

•	exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;

•	changes in our A.M. Best or credit ratings; and

•	other events or factors, including those from natural disasters, war, acts of terrorism, or responses to these events.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities. In times of stock price volatility, stockholders can often institute securities class action litigation against the issuer of such stock. If any of our shareholders bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, or if they publish unfavorable research or reports, or they adversely change their recommendations regarding our Class A common shares, or if our results of operations do not meet their expectations, the market price for our Class A common shares and trading volume could decline.

The trading market for our Class A common shares will be influenced by research or reports that industry or securities analysts publish about our business. We do not have any control over these analysts. As a newly public company, we may be slow to attract research coverage. If any of the analysts who may cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our share price or if our results of operations do not meet their expectations, our share price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

The sale or availability for sale of substantial amounts of our Class A common shares could adversely affect their market price.

Sales of substantial amounts of our Class A common shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A common shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be    Class A common shares

and   Class B common shares outstanding immediately after this offering. Conversion of the Class B common shares would increase the number of Class A common shares available for sale and could have the effect of depressing the trading price of our Class A common shares. Following this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders, including Altamont Capital, have agreed not to sell any Class A common shares for   days following the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A common shares. See “Underwriters” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

In addition, an aggregate of approximately     million of our Class A common shares that are beneficially owned by Jeff Radke, our Co-Founder and Chief Executive Officer and a member of our Board of Directors, are pledged to secure obligations of Mr. Radke under a loan agreement with third-party lenders. Mr. Radke is currently in compliance with all obligations under the terms of the loan agreement. In the case of non-payment at maturity or another event of default, the third-party lenders or any transferee (in the event that the third-party lenders had assigned or otherwise transferred their rights under the pledge to a non-affiliate) may exercise their or its rights under the applicable loan agreement to foreclose on and sell shares pledged to cover the amount due under the loan. Any transfers or sales of such pledged shares may cause the price of our Class A common shares to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Class A common shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A common shares as a source for any future dividend income.

Our Board of Directors has complete discretion regarding dividend distributions. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of we receive from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors, as well as regulatory restrictions on the ability of our insurance subsidiaries to issue dividends. Accordingly, the return on your investment in our Class A common shares will likely depend entirely upon any future price appreciation of our Class A common shares. There is no guarantee that our Class A common shares will appreciate in value after this offering or even maintain the price at which you purchased our Class A common shares. You may not realize a return on your investment in our Class A common shares and you may even lose your entire investment.

Our success depends on our ability to retain, attract and develop experienced and qualified personnel, including our senior management team and other personnel.

We depend upon our senior management team who possess extensive knowledge and a deep understanding of our business and strategy, and the insurance market as a whole. The unexpected loss of any of our senior management team could have a disruptive effect adversely impacting our ability to manage our business effectively. Competition for experienced professional personnel in the insurance industry is intense, and we are constantly working to retain and attract these professionals. If we cannot successfully do so, our business, results of operations, financial condition and prospects could be adversely affected.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

Our management will have considerable discretion in the application of the net proceeds we receive. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may change our underwriting guidelines or strategy without shareholder approval.

Our management has the authority to change our underwriting guidelines or our strategy without notice to our shareholders and without shareholder approval. As a result, we may make fundamental changes to our operations without shareholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy described in the section entitled “Business” or elsewhere in this prospectus.

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A common shares.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our Board of Directors has the authority, without further action by our shareholders, to issue preference shares in one or more classes and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. Preference shares could be issued quickly with terms having the effect of delaying or preventing a change in control of our company or making removal of management more difficult. Our Board of Directors also has the power, without shareholder approval, to set the terms of any such preference shares that may be issued, including voting rights, dividend rights, preferences over our common shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preference shares in the future that have preference over our common shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preference shares with voting rights that dilute the voting power of our common shares, the rights of holders of our common shares or the price of our Class A common shares could be adversely affected.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

Following the re-designation of existing common shares following the Accelerant Holdings LP Distribution and the completion of this offering, affiliates of Altamont Capital will beneficially own an aggregate of    Class B common shares, representing   % of the combined voting power of our common shares outstanding after this offering (or approximately   % of the combined voting power of our common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full). Altamont Capital will have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Altamont Capital will also have the power to prevent or cause a change in control for so long as Altamont Capital beneficially owns a majority of our total outstanding common shares and will retain significant influence over such a decision after they cease to own a majority. Without the consent of

Altamont Capital, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our Class A common shares and Class B common shares following this offering may cause a material decline in the value of our Class A common shares.

Altamont Capital and its affiliates engage in a broad spectrum of activities, including investments in industries in which we operate. In the ordinary course of their business activities, Altamont Capital and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or partners of ours. Our amended and restated memorandum and articles of association to be effective in connection with the closing of this offering will provide that none of Altamont Capital, any of its affiliates or any director who is not employed by us will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Altamont Capital and its affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Altamont Capital and its affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law differ from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, some U.S. states, such as Delaware, have more prescriptive and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A common shares.

We will incur additional legal, accounting and other expenses as a public reporting company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the listing standards of the NYSE, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Changes in accounting practices and future pronouncements may materially affect our reported financial results.

Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholder’s equity and other relevant financial statement line items.

Our U.S. insurance subsidiaries are required to comply with statutory accounting principles (“SAP”). SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective disclosure controls and procedures and internal control over financial reporting. Our controls and procedures may not be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A common shares.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the early stages of the costly and intensive process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in the time required. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the value of our Class A common shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our Class A common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and (4) the requirement to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. We could be an emerging growth company for up to five years after the first sale of our Class A common shares pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2030. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our Class A common shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common shares less attractive as a result of reliance on these exemptions. If some investors find our Class A common shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common shares and the market price for our Class A common shares may be more volatile.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Upon the completion of this offering, investment funds affiliated with Altamont Capital will own Class B common shares, representing   % of the combined voting power of our common shares outstanding after this offering (or approximately   % of the combined voting power of our common shares if the underwriters’ option to purchase additional Class A common shares is exercised in full). Accordingly, we will be a “controlled company” for purposes of the NYSE listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our Board of Directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our Board of Directors. Additionally, other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to exceed the Voting Power Threshold, and any votes to which such holder would otherwise be entitled in excess thereof shall be disregarded.

Certain of our directors have relationships with Altamont Capital, which may cause conflicts of interest with respect to our business.

Following this offering, three of our directors will be affiliated with Altamont Capital, our equity sponsor and an affiliate of our controlling shareholder. Our Altamont Capital directors have fiduciary duties to us and, in addition, have duties to Altamont Capital. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and Altamont Capital, whose interests may be adverse to ours in some circumstances.

You will incur immediate dilution as a result of this offering.

If you purchase Class A common shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $   per share,

representing the difference between the initial public offering price of $   per share and our pro forma net tangible book deficit per share as of March 31, 2025 of $   . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. In addition, you may also experience additional dilution upon future equity issuances or the exercise of share options to purchase Class A common shares granted to our employees, consultants and directors under our equity compensation plans. See “Dilution.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a portion of our assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect our share price. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our Risk Exchange’s prospects, its potential for expansion to new Members and offerings beyond the specialty insurance market, as well as the future prospects of our overall business;

•	our ability to grow our business profitably;

•	our financial strength;

•	the number of Members that we expect to retain and our membership growth prospects;

•	our ability to continue enhancing our technology-based solutions and gain internal efficiencies and effective controls that promote the utility of the analytics we provide to Members;

•	our ability to leverage our information systems to enhance the benefits available to our Members through our Risk Exchange;

•	our ability to continue to attract risk capital partners;

•	the performance of our Members and risk capital partners;

•	our ability to accurately assess and manage the underwriting risk we retain;

•	the competitive environment in the specialty insurance industry;

•	changes in government laws and regulations, including insurance regulatory laws, and how the enforcement thereof may affect our business;

•	our expectations regarding our projected growth;

•	the increased expenses associated with being a public company;

•	whether we will be considered a passive foreign investment company for U.S. tax purposes;

•

the additional regulatory, legal and operational risks that may arise in connection with our expansion into new geographies and how such risks might materially affect our business, results of operations, financial condition, and prospects; and

•	other factors detailed under heading “Risk Factors” beginning on page 25.

Given the risks and uncertainties set forth in this prospectus, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $   million, based on the assumed initial public offering price of $   per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional Class A common shares, we estimate that we will receive additional net proceeds of approximately $   million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the Selling Shareholder named in this prospectus. The Selling Shareholder will receive approximately $   million of proceeds from the offering (or approximately $   million if the underwriters exercise in full their option to purchase additional Class A common shares).

Each $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $   million, assuming that the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of Class A common shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $   million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to fund the redemption of our Class C convertible preference shares if the holders do not elect to convert such preference shares to common shares at the time of the offering, increase our capitalization and financial flexibility, create a public market for our Class A common shares, and enable access to the public equity markets for us and our shareholders. We intend to use $   of the net proceeds from this offering to fund the redemption of our Class C convertible preference shares if the holders do not elect to convert such preference shares to common shares at the time of the offering with the remainder for general corporate purposes and to support underwriting capital needs as the business continues to grow and expand. Additionally, we may use a portion of the net proceeds to purchase products, services, or technologies, or acquire or invest in businesses. These businesses may include, but are not limited to, MGAs, insurance intermediaries, insurance companies, technology companies, and service providers in our ecosystem. We have not specifically identified any such businesses, including the seven Owned Members in which we own a call option to purchase some portion of their outstanding equity.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering or the amounts we actually spend on the uses set forth above. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We do not currently pay dividends on any of our common shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. We may, however, pay cash dividends on our common shares, including our Class A common shares, in the future. Any future determination to pay dividends will be made at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our Board of Directors deems relevant.

Additionally, we are a holding company that transacts the majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to shareholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our insurance and reinsurance company subsidiaries to declare shareholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance and reinsurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See “Regulation—Insurance Regulation—Restrictions on Paying Dividends.”

Our ability to pay dividends may also be restricted by the terms of the Credit Agreement (as defined in “Certain Indebtedness”), or any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Shares—Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Class A common shares for return on your investment.”

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash and total capitalization as of March 31, 2025:

•	on an actual basis, derived from our financial statements included elsewhere in this prospectus;

•

on an as adjusted basis, giving effect to the conversion of all of our outstanding Class A convertible preference shares and Class B convertible preference shares into Class A common shares and Class B common shares (as applicable), and the Accelerant Holdings LP Distribution as if it had occurred on March 31, 2025; and

•

on an as further adjusted basis, giving effect to the adjustments set forth above and the receipt of the estimated net proceeds from our sale and issuance by us of    our Class A common shares in this offering, at the assumed initial public offering price of $   per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us.

The as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	Adjusted	As further Adjusted(1)
	($ in millions)
Cash, cash equivalents and restricted cash	$1,290.7

Debt	121.5
Redeemable preference shares
Class C convertible preference shares (issued and outstanding 2024: 66,411)	104.4
Shareholders’ equity:
Convertible preference shares
Class A (issued and outstanding 2024: 250,457 and 2023: 249,582)	236.7
Class B (issued and outstanding 2024: 150,231 and 2023: 149,707)	145.1
Class A and Class B common shares	—
Additional paid-in capital	127.2
Accumulated deficit	(176.3)
Accumulated other comprehensive loss	(11.2)
Non-controlling interests	28.5

Total equity	454.4

Total capitalization	$575.9

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per Class A common share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total equity and total capitalization on a pro forma as adjusted basis by approximately $   million, assuming that the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of Class A common shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total equity, and total capitalization on a pro forma as adjusted basis by approximately $   million, assuming an initial public offering price of $   per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional Class A common shares from us were exercised in full, as further adjusted cash and cash equivalents, additional paid-in capital, total equity, total capitalization, and shares outstanding as of March 31, 2025 would be $   , $   , $   , $   and   , respectively.

The as adjusted and as further adjusted columns in the table above are based on   Class A common shares (after giving effect to the conversion of all our outstanding Class A convertible preference shares and Class B convertible preference shares and the Accelerant Holdings LP Distribution) outstanding as of March 31, 2025, and excludes the following:

•	Class A common shares issuable upon the exercise of options outstanding under our 2023 Plan as of , 2025, at a weighted average exercise price of $ per share;

•	Class A common shares reserved for future issuance under our 2023 Plan;

•	Class A common shares reserved for future issuance under the ESPP, which will become effective in connection with this offering; and

•

Any potential redemptions of Class C convertible preference shares that were issued in December 2024 if the holders do not elect to convert such preference shares to common shares at the time of this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We have derived the unaudited pro forma financial data of Accelerant Holdings LP, our predecessor, from its financial statements for the year ended December 31, 2024 and three months ended March 31, 2025 to give effect to the pro forma adjustments related to the Accelerant Holdings LP Distribution and the conversion of all of our outstanding classes of convertible preference shares as if all such transactions had been completed as of March 31, 2025 for the balance sheet and as of January 1, 2024 for the results of operations.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of Accelerant Holdings LP and Accelerant Holdings, which is a consolidated subsidiary of Accelerant Holdings LP. See the notes to unaudited pro forma financial information below for a discussion of pro forma adjustments made. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date.

The unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if this offering, the Accelerant Holdings LP Distribution and the conversion of all of our outstanding classes of convertible preference shares had been completed as of the dates set forth above, nor is it indicative of our future results. Additionally, the unaudited pro forma financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result.

The unaudited pro forma financial information should be read together with “Capitalization” and our historical financial statements and related notes incorporated by reference in this prospectus, as well as accompanying notes to the unaudited consolidated pro forma financial statements.

Compensation-Based Expense Upon Completion of this Offering

Immediately prior to the consummation of this offering, we intend to effect the Accelerant Holdings LP Distribution, pursuant to which Accelerant Holdings LP will distribute all existing common shares in the Company that it owns to the holders of existing limited partnership interests of Accelerant Holdings LP in proportion to the economic interest represented by those limited partnership interests. This distribution will include      existing common shares of the Company to holders of vested limited partnership interests related to profits interest awards of Accelerant Holdings LP issued to executives and employees of Accelerant Holdings and existing common shares of the Company to holders of unvested limited partnership interests related to profits interest awards of Accelerant Holdings LP issued to executives and employees of Accelerant Holdings (although such shares do not represent an increase in shares as they would have otherwise been held by Altamont Capital). The existing common shares will then be re-designated into      Class A common shares and      Class B common shares (as applicable) immediately following the effectiveness of our amended and restated memorandum and articles of association. In connection with this, we expect to recognize compensation expense between $   and $   at the time of the Accelerant Holdings LP Distribution for the value of the new Class A common shares and Class B common shares of the Company, assuming an offering price of $   per Class A common share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus. In each reporting period subsequent to the Accelerant Holdings LP Distribution, we expect to recognize a compensation expense equal to the value of the restricted common shares of the Company that vested and became unrestricted during each such reporting period. This compensation expense will be material to the Company’s income in future periods.

Such transactions will result in compensation expenses and are not reflected in the pro forma financial information. The pro forma adjustments similarly do not include any adjustments for Class A common shares reserved for future issuance under our ESPP, which will become effective in connection with this offering.

Accelerant Holdings LP (predecessor) to Accelerant Holdings (registrant)

Unaudited Pro Forma Condensed Consolidated Balance Sheet

	March 31, 2025
(expressed in millions of U.S. dollars, except share data)	Accelerant Holdings LP (predecessor)	AHLP Distribution		Elimination of AHLP specific balances		Conversion of convertible preference shares		Accelerant Holdings (registrant)
Assets
Investments
Short-term investments available for sale, at fair value	$64.2	$—		$—		$—		$64.2
Fixed maturity securities available for sale, at fair value	582.7	—		—		—		582.7
Equity method investments	8.9	—		—		—		8.9
Other investments	47.0	—		—		—		47.0

Total investments	702.8	—		—		—		702.8
Cash, cash equivalents and restricted cash	1,290.9	(51.8	) (a)	(0.2	) (c)	—		1,238.9
Premiums receivable, (net of $2.7 allowance)	863.3	—		—		—		863.3
Ceded unearned premiums	1,708.7	—		—		—		1,708.7
Reinsurance recoverables on unpaid losses and LAE	1,266.5	—		—		—		1,266.5
Other reinsurance recoverables	370.2	—		—		—		370.2
Deferred acquisition costs	56.3	—		—		—		56.3
Goodwill and other intangible assets, net	114.9	—		—		—		114.9
Capitalized technology development costs	86.9	—		—		—		86.9
Other assets	253.4	—		2.2	(c)	—		255.6

Total assets	$6,713.9	$(51.8)		$2.0		$—		$6,664.1

Liabilities and equity
Unpaid losses and loss adjustment expenses	1,513.1	—		—		—		1,513.1
Unearned premiums	1,986.4	—		—		—		1,986.4
Payables to reinsurers	1,186.4	—		—		—		1,186.4
Deferred ceding commissions	194.6	—		—		—		194.6
Funds held under reinsurance	854.8	—		—		—		854.8
Insurance balances payable	195.1	—		—		—		195.1
Debt	121.5	—		—		—		121.5
Accounts payable and other liabilities	210.7	—		(1.1	) (c)	—		209.6

Total liabilities	$6,262.6	$—		$(1.1)		$—		$6,261.5

Equity
Partners’ redeemable preference shares
Class D par value $301,248 per share, issued and outstanding of 100; amounts are recorded at liquidation preference	$51.8	$(51.8	) (a)	$—		$—		$—

Partners’ equity
Accelerant Holdings LP partners’ common shares:
Class A1 par value $0.01 per share (issued and outstanding of 8,491,134,079)	$110.6	$(110.6	) (b)	$—		$—		$—
Class A2 par value $0.02 per share (issued and outstanding of 693,970,910)	12.1	(12.1	) (b)	—		—		—
Accelerant Holdings Class A, B and C common shares (par value $0.0001 per share, 2,453,320 shares issued and outstanding)	—	—		—		—		—
Additional paid-in capital	—	122.7	(b)	(57.4	) (c)	496.3	(d)	561.6
Accumulated other comprehensive loss	(12.9)	—		1.7	(c)	—		(11.2)
Accumulated deficit	(206.7)	—		30.4	(c)	—		(176.3)

Total partners’ equity	(96.9)	—		(25.3)		496.3		374.1

Non-controlling interests
Non-controlling interests: convertible preference shares of Accelerant Holdings	486.2	—		—		(486.2	) (d)	—
Non-controlling interests: other interests	10.2	—		28.4	(c)	(10.1	) (d)	28.5

Total non-controlling interests	496.4	—		28.4		(496.3)		28.5

Total equity	451.3	(51.8)		3.1		—		402.6

Total liabilities and equity	$6,713.9	$(51.8)		$2.0		$—		$6,664.1

Accelerant Holdings LP (predecessor) to Accelerant Holdings (registrant)

Unaudited Pro Forma Condensed Consolidated Statements of Operations

	Three Months Ended March 31, 2025
(expressed in millions of U.S. dollars)	Accelerant Holdings LP (predecessor)	AHLP Distribution(f)	Elimination of AHLP specific balances		Conversion of convertible preference shares	Accelerant Holdings (registrant)
Revenues
Ceding commission income	$70.7	$—	$—		$—	$70.7
Direct commission income	28.1	—	—		—	28.1
Net earned premiums	63.0	—	—		—	63.0
Net investment income	12.2	—	—		—	12.2
Net realized gains on investments	2.3	—	—		—	2.3
Net unrealized gains on investments	1.7	—	—		—	1.7

Total revenues	178.0	—	—		—	178.0
Losses and loss adjustment expenses	45.2	—	—		—	45.2
Amortization of deferred acquisition costs	17.1	—	(0.1	)(e)	—	17.1
General and administrative expenses	70.0	—	—		—	69.9
Technology and development operating expenses	3.0	—	—		—	3.0
Interest expenses	2.6	—	—		—	2.6
Depreciation and amortization	7.4	—	—		—	7.4
Other expenses	14.2	—	—		—	14.2
Net foreign exchange gains	2.9	—	(0.2	)(e)	—	3.1

Total expenses	162.4	—	0.1		—	162.5

Income before income taxes	15.6	—	(0.1)		—	15.5
Income tax expense	(7.7)	—	—		—	(7.7)

Net income	7.9	—	(0.1)		—	7.8
Adjustment for net income attributable to non-controlling interests	(1.3)	—	—		—	(1.3)

Net income attributable to entity	$6.6	$—	$(0.1)		$—	$6.5

Net income attributable to Accelerant Holdings per Class A and B common shares*:
Basic						$3.27
Diluted						$2.65
Weighted-average Class A and B common shares outstanding:
Basic						1,986,221	(g)
Diluted						2,453,396	(g)

Accelerant Holdings LP (predecessor) to Accelerant Holdings (registrant)

Unaudited Pro Forma Condensed Consolidated Statements of Operations

	Year Ended December 31, 2024
(expressed in millions of U.S. dollars)	Accelerant Holdings LP (predecessor)	AHLP Distribution(f)	Elimination of AHLP specific balances		Conversion of convertible preference shares	Accelerant Holdings (registrant)
Revenues
Ceding commission income	$249.5	$—	$—		$—	$249.5
Net earned premiums	226.6	—	—		—	226.6
Direct commission income	66.7	—	—		—	66.7
Net investment income	39.1	—	(0.2	)(e)	—	38.9
Net realized gains on investments	1.9	—	—		—	1.9
Net unrealized gains on investments	19.0	—	—		—	19.0

Total revenues	602.8	—	(0.2)		—	602.6
Losses and loss adjustment expenses	167.3	—	—		—	167.3
Amortization of deferred acquisition costs	81.4	—	—		—	81.4
General and administrative expenses	227.9	—	(0.4	)(e)	—	227.5
Technology and development operating expenses	13.4	—	—		—	13.4
Interest expenses	12.1	—	—		—	12.1
Depreciation and amortization	26.6	—	—		—	26.6
Other expenses	47.4	—	—		—	47.4
Net foreign exchange gains	(4.8)	—	(0.3	)(e)	—	(5.1)

Total expenses	571.3	—	(0.7)		—	570.6

Income before income taxes	31.5	—	0.5		—	32.0
Income tax expense	(9.1)	—	—		—	(9.1)

Net income	22.4	—	0.5		—	22.9
Adjustment for net loss attributable to non-controlling interests	4.3	—	—		—	4.3

Net income attributable to entity	$26.7	$—	$0.5		$—	$27.2

Net income attributable to Accelerant Holdings per Class A and B common shares*:
Basic						$13.71
Diluted						$11.40
Weighted-average Class A and B common shares outstanding:
Basic						1,983,795	(g)
Diluted						2,386,353	(g)

Notes to the Unaudited Pro Forma Financial Information

*

The original net income attributable to Accelerant Holdings per common share is presented in Accelerant Holdings’ consolidated statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively included within our condensed consolidated interim financial statements and annual consolidated financial statements included elsewhere in this prospectus.

(a)	AHLP distribution adjustment to reflect the anticipated redemption of AHLP’s Class D shares at the time of the initial public offering.
(b)

Cancellation of Accelerant Holdings LP common shares in exchange for common shares of Accelerant Holdings following the re-designation of existing common shares following the Accelerant Holdings LP Distribution.

(c)

Adjustments for Accelerant Holdings LP specific account balances that are not attributable to Accelerant Holdings (the accumulated deficit adjustments relate to $22.2 million of accretion adjustments from redeemable preferred shares and $8.2 million of accumulated deficit since inception, which are offset within additional paid-in capital).

(d)

Conversion of Accelerant Holdings outstanding Class A convertible preference shares, Class B convertible preference shares and Class C convertible preference shares to Accelerant Holdings common shares and warrants that will be reclassified to additional paid-in capital at the time of the initial public offering. Such shares and warrants were previously included as non-controlling interests within the Accelerant Holdings LP financial statements as they were issued by Accelerant Holdings. The classification of all classes of our convertible preference shares is described in Note 2 to our consolidated financial statements, which consists of the Class A and Class B convertible preference shares as permanent equity and the Class C convertible preference shares as mezzanine or temporary equity (given the nature of both redemption and conversion features of the Class C convertible preference shares that are not available to other holders of equally or more subordinated equity instruments of the Company). We deemed the Class C convertible preference shares probable of conversion to common shares when considering both the expected timing and nature of events giving rise to the redemption or conversion rights of the holders of such Class C convertible preference shares at the date of issuance. However, variability in the timing or pricing of the offering could result in the holders electing to redeem their shares as described in the notes to our consolidated financial statements (refer to Notes 2 and 16 to our annual consolidated financial statements included elsewhere in this prospectus for additional information).

(e)	Adjustments for specific Accelerant Holdings LP transactions that are not attributable to the operating results of Accelerant Holdings.
(f)	This pro forma adjustment does not have a statement of operations impact for the three months ended March 31, 2025 or the year ended December 31, 2024.
(g)

The pro forma basic and diluted shares were derived from the Accelerant Holdings consolidated financial statements (amounts did not change due to minimal income adjustments from Accelerant Holdings LP in both periods). Refer to Note 12 to our condensed consolidated interim financial statements and Note 22 to our annual consolidated financial statements included elsewhere in this prospectus for additional information.

DILUTION

If you invest in our Class A common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share immediately after this offering. Dilution in pro forma as adjusted net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of our Class A common shares in this offering and the pro forma as adjusted net tangible book value per common share immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preference shares by the number of our common shares outstanding. Our historical net tangible book value (deficit) as of March 31, 2025, was approximately $    million, or $    per share, after giving effect to the conversion of all Class B common shares into Class A common shares. Our pro forma net tangible book value as of March 31, 2025 was $    million, or $    per share, based on the total number of our Class A common shares and Class B common shares outstanding as of March 31, 2025, and after giving effect to the Accelerant Holdings LP Distribution, as if such distribution occurred on March 31, 2025 after giving effect to the conversion of all Class B common shares into Class A common shares. Our pro forma net tangible book value as of March 31, 2025 excludes any potential redemptions of Class C convertible preference shares that were issued in December 2024 if the holders do not elect to convert such preference shares to common shares at the time of this offering.

After giving effect to the sale by us of    Class A common shares and the sale by the Selling Shareholder of    Class A common shares in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, the conversion of all Class B common shares into Class A common shares, and after deducting estimated underwriting discounts and commissions, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been $    million, or $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $    per share of Class A common shares and $   per share of Class B common shares and an immediate dilution in pro forma as adjusted net tangible book value of $    per share to investors purchasing our Class A common shares in this offering. The following table illustrates this dilution:

Assumed initial public offering price per common share		$
Historical net tangible book value (deficit) per share as of March 31, 2025	$
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of March 31, 2025
Increase per share attributable to new investors purchasing Class A common shares in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new Class A common share investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $    million, or $    per share, and would increase (decrease) the dilution per share to new investors purchasing our Class A common shares in this offering by $    per share, assuming that the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of Class A common shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $    million, or $    per share, and would increase (decrease) the dilution per share to new investors by $    per share, assuming that the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

The following table presents, on a pro forma basis as of March 31, 2025, after giving effect to (i) the re-designation of shares following the Accelerant Holdings LP Distribution and (ii) the sale by us of Class A common shares in this offering (assuming the conversion of all Class B common shares into Class A common shares) at the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, the difference between the existing shareholders and the investors purchasing Class A common shares in this offering with respect to the number of Class A common shares purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
($ in millions)
Existing Shareholders			%			%	$
New Investors

Total		100.0%			100.0%

Each $1.00 increase (decrease) in the assumed initial offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $    , $     and $    per share, respectively, assuming that the number of Class A common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, and estimate offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $    , $    and $    per share, respectively, assuming that the assumed initial public offering price of $    per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase    additional Class A common shares in this offering, the pro forma as adjusted net tangible book value (deficit) per share after this offering would be $    per share and the dilution to new investors in this offering would be $    per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately    Class A common shares, or approximately     % of the total number of Class A common shares outstanding after this offering.

The number of Class A common shares and Class B common shares that will be outstanding after this offering is based on    Class A common shares (after giving effect to the re-designation of shares following the Accelerant Holdings LP Distribution and assuming the conversion of all Class B common shares into Class A common shares) outstanding as of March 31, 2025, and excludes the following:

•	Class A common shares issuable upon the exercise of options outstanding under our 2023 Plan as of March 31, 2025, at a weighted average exercise price of $ per share;

•	Class A common shares reserved for future issuance under our 2023 Plan; and

•	Class A common shares reserved for future issuance under the ESPP, which will become effective in connection with this offering;

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity, as Class A common shares, or other securities that are convertible into our Class A common shares, such as convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and our results of operations should be read in conjunction with the sections titled “Prospectus Summary — Summary Accelerant Holdings Historical Consolidated Financial Data” and “Unaudited Pro Forma Financial Information,” and our consolidated annual financial statements and related notes thereto, our condensed consolidated interim financial statements and related notes thereto and other information included elsewhere in this prospectus. This management’s discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Basis of Presentation

Accelerant Holdings LP, a Cayman Islands exempted limited partnership formed in 2018 and our current controlling parent entity, is the ultimate parent company of the Accelerant group of companies. In December 2021, we initiated a series of reorganization transactions pursuant to which our company, Accelerant Holdings, was established and became the primary holding company of the Accelerant group of companies. This reorganization has been accounted for as a transaction between entities under common control and is expected to be completed upon the distribution by Accelerant Holdings LP of    of our existing common shares to holders of existing limited partnership interests of Accelerant Holdings LP in proportion to the economic interests represented by those limited partnership interests. This distribution will occur immediately prior to the consummation of this offering. The existing common shares will then be re-designated into     Class A common shares and     Class B common shares (as applicable) immediately following the effectiveness of our amended and restated memorandum and articles of association. We refer to this distribution as the Accelerant Holdings LP Distribution. After the consummation of this offering, Accelerant Holdings LP will be dissolved.

Prior to the completion of the Accelerant Holdings LP Distribution, Accelerant Holdings LP is considered under applicable SEC rules and guidance to be our predecessor entity. Accordingly, the consolidated annual financial statements of each of Accelerant Holdings and Accelerant Holdings LP are included elsewhere in this prospectus. However, the assets and liabilities and operating results of Accelerant Holdings LP are insignificant in relation to the financial statements of Accelerant Holdings and as such, the financial information referenced within this prospectus, including that presented in this section, is that of Accelerant Holdings unless otherwise specified.

Overview of Accelerant

We operate a data-driven risk exchange that connects selected specialty insurance underwriters (the “Sellers” on our platform) with risk capital partners (the “Buyers” on our platform). Our Risk Exchange reduces information asymmetries and operational barriers present in the traditional insurance value chain by leveraging proprietary technology to share actionable high-fidelity data and insights with platform participants.

The Accelerant Risk Exchange simplifies the traditional insurance value chain, which is fragmented, costly, and inflexible. Legacy technology, excessive intermediation, and misaligned incentives cause data leakage, high costs, and wasted resources for participants. Our technology powered platform addresses these issues by connecting specialty underwriters, typically MGAs (our “Members”), and risk capital partners, including insurers, reinsurers, and institutional investors (our “risk capital partners”). On the “supply side” of our Risk Exchange, we deliver a full service offering to our Members that includes insights and analytics, distribution management, operational resources, and the commitment of stable underwriting capacity. Our offerings free our Members to focus on growing their businesses through their core expertise of profitable underwriting. On the “demand side” of our Risk

Exchange, we offer risk capital partners an attractive, validated, and diversified portfolio of specialty insurance premium that may otherwise be difficult to access elsewhere. Risk capital partners who provide capacity through our Risk Exchange pay us recurring fees to source, manage, and monitor risks on their behalf. The Risk Exchange portfolio’s strong returns to date promote confidence from these risk capital partners in the quality of the portfolio’s risk exposure, leading to better pricing and faster execution for our Members, which, in turn, empowers our Members to focus on profitable underwriting performance and growth.

By harnessing our proprietary technology, access to data, and industry experience, we believe we have created the future marketplace of the specialty insurance industry. As of March 31, 2025, we had 232 Members and 96 risk capital partners on our platform, with an 85% compounded annual premium growth rate from 2019 to March 31, 2025. As we mature and continue to scale our business, we expect our annual growth rate to moderate.

Our Members (“Supply Side” of the Risk Exchange)

We view the Members sourcing and underwriting policies as the “supply side” of our Risk Exchange. The vast majority of our Members are independent third parties, in which Accelerant has no ownership stake. We refer to these Members as “Independent Members.” Each Independent Member enters into a long-term contract with Accelerant where it agrees to underwrite certain types of policies through the Risk Exchange. Generally, these contracts are five years in duration and subject to annual renewal, with Accelerant retaining a right to terminate early for performance reasons. For a large majority of the gross written premium produced by Independent Members, Accelerant has an exclusive arrangement to write such policy types with the Independent Member. Additionally, Accelerant has the right of first refusal to offer new products an Independent Member may launch on the Risk Exchange.

The remaining Members consist of “Owned Members” and “Mission Members.” Owned Members are Members in which we either have a minority ownership interest or controlling equity interest. Typically, our investments in Owned Members take the form of an initial minority ownership interest and a contractual call option for a controlling equity ownership interest over time. In all but two instances, these investments took place within 40 weeks after an MGA had been a Member on the platform. Mission Members are Members started within Mission Underwriters, our MGA incubation platform. With Mission Underwriters, we support entrepreneurial specialty underwriters with start-up capital and operational tools and resources to form their own MGAs that are then jointly owned by Mission Underwriters and the specialty underwriters. Our primary means of identifying such underwriters is our reliance on the Accelerant management team’s knowledge of the specialty insurance markets, which includes reliance on certain historical metrics (such as loss ratios) from their underwriting track records at reputable incumbent institutions and, generally, prospective Mission Underwriters’ reputations among the industry, leveraging our experience and tenure in the space. Such knowledge includes an awareness of high-quality underwriters in these markets. Mission Underwriters attracts specialty underwriters with its independence, turnkey back office, and equity incentivization combined with the overall Accelerant value proposition. We supplement this market awareness with arrangements with a number of specialist recruiters that seek out underwriters that match our desired profile. While our ongoing recruitment efforts will continue to be important as we grow, we do not currently expect any associated recruitment costs to increase materially over time. Mission Underwriters owns the majority of the MGAs that it helped to create, with meaningful equity shared with management teams based on the performance of their MGA.

The gross premium written by Independent Members and placed through the Risk Exchange is referred to as “Independent Premium.” The gross premium written by Mission Members and Owned Members and placed through the Risk Exchange is referred to as “Owned Premium.” Historically, Independent Premium has comprised the large majority of Exchange Written Premium, and we expect this trend to continue over time.

Members and Exchange Written Premium Detail

	Three Months Ended				Year Ended
	March 31, 2025		March 31, 2024		December 31, 2024		December 31, 2023		December 31, 2022
($ in millions)	# of Members	Exchange Written Premium	# of Members	Exchange Written Premium	# of Members	Exchange Written Premium	# of Members	Exchange Written Premium	# of Members	Exchange Written Premium
Independent Members	185	$713.9	126	$413.9	170	$2,180.4	114	$1,146.3	70	$803.7
Mission Members	31	173.9	27	81.1	30	530.5	25	311.6	15	191.1
Owned Members	16	97.4	17	88.8	17	397.5	16	329.4	16	205.9

Total	232	$985.2	170	$583.8	217	$3,108.4	155	$1,787.3	101	$1,200.7

Our Risk Capital Partners (“Demand Side” of the Risk Exchange)

We view our risk capital partners, who appoint Accelerant to source, monitor, and manage portfolios of insurance policies supplied by Members on their behalf, as the “demand” side of our Risk Exchange. Currently, our risk capital partners include third-party insurance companies, reinsurance companies, and institutional investors. As of March 31, 2025, 13 Risk Exchange Insurers accessed gross premium written directly from the Risk Exchange (on a primary insurance basis) rather than via reinsurance from Accelerant Underwriting, accounting for 19% of the premium written on the Risk Exchange for the three months ended March 31, 2025.

We refer to gross premium written directly on behalf of Risk Exchange Insurers as “Third-Party Direct Written Premium.” All premiums written by Accelerant Underwriting, including that which is ultimately reinsured to institutional investors and third-party reinsurers, is referred to as “Accelerant GWP.” We expect the premium placed with Risk Exchange Insurers will increase in coming years and as a result, the contribution from Third-Party Direct Written Premium will continue to increase.

For Accelerant Underwriting, we have historically targeted reinsuring approximately 90% of its gross premium written to institutional investors and third-party reinsurers, with Accelerant retaining approximately 10% of the risk associated with these gross premiums written, which we believe is a strategic asset and demonstrates alignment with our risk capital partners. For the trailing twelve months ended March 31, 2025, Accelerant-Retained Exchange Premium represented 8% of Exchange Written Premium.

Our Business Model

We operate our business across three reportable segments – Exchange Services, which is the core offering of Accelerant, as well as MGA Operations and Underwriting. Exchange Services and MGA Operations are both fee-based businesses. Underwriting captures the net ceding commission income from reinsurers and Flywheel Re and net underwriting profit from retained business that is written or assumed by Accelerant Underwriting companies.

•

Exchange Services: The Exchange Services segment includes the revenue and expenses associated with our Risk Exchange. It consists of the Risk Exchange, our operating platform that incorporates all of our technology, data ingestion, and agency operations that serve the needs of our Members and risk capital partners. Risk capital partners writing premiums directly through the Risk Exchange pay us a fixed-percentage, volume-based fee for sourcing, managing and monitoring the business they write, which is netted by the amount the Risk Exchange pays in performance-based commissions to Members.

•

MGA Operations: MGA Operations includes results from Mission Members and Owned Members. This segment reports all revenue and expenses from Mission Members as well as Owned Members in which we have ownership positions large enough to be consolidated and equity method income for those in which we have a minority equity ownership interest. The largest component of the segment is our investment in the 31 Mission Members as of March 31, 2025, which operate in the U.S., UK, and EEA. This segment also includes 16 Owned Members as of March 31, 2025, of which, nine are majority-owned and controlled by us and therefore consolidated in our financial statements.

•

Underwriting: Our Underwriting segment includes all revenue and expenses associated with our Accelerant Underwriting companies (each of which solely operates through the Risk Exchange) and reinsurance company. We view the Underwriting segment as a strategic asset and source of operational flexibility that we use to align incentives with current and prospective risk capital partners. Our Accelerant Underwriting companies earn premiums and pay losses from business sourced and retained through the Risk Exchange. Our Accelerant Underwriting companies pay commissions to the Risk Exchange as consideration to access this business on market-consistent terms with Risk Exchange Insurers. This is offset by the ceding commission we receive from several third-party reinsurers including Flywheel Re, a reinsurance sidecar, for ceding premium and losses to them. The performance of our Underwriting segment will vary with the performance of the portfolio reinsured to third-party risk capital partners. We expect the portion of Risk Exchange premium underwritten by Accelerant Underwriting companies to decrease over time, relative to other segments, as Risk Exchange Insurers increase in number and grow their premium written through our Risk Exchange.

A high-level view of our business model is included below (based on activity for the trailing twelve months ended March 31, 2025):

(1)	Calculated as Exchange Services segment direct commission income divided by Exchange Written Premium.
(2)

Calculated as MGA Operations segment direct commission income, net investment income ($0.9 million) and net realized gains on investments ($2.0 million) divided by Exchange Written Premium attributable to Mission Members and Owned Members.

(3)

Calculated as net earned premium and the amortization of deferred excess ceding commission income, reduced by net losses and the amortization of DAC, plus net investment income and net realized gains and net unrealized gains (losses) on investments expressed as a percentage of total Underwriting gross earned premium, excluding operating expenses.

Key Factors that Could Affect Our Performance

Ability to Maintain and Grow Our Member Base

We believe there is a significant opportunity to attract new Members to the Risk Exchange and grow our existing Members. This is impacted by our ability to continue to deliver a holistic and compelling value proposition. We believe that existing and prospective Members will continue to be drawn to the Risk Exchange, and the growth of Members facilitated by our strong Member-centric service model, high value-add data and analytics capabilities, and ability to provide stable multi-year capacity.

Access to Third-Party Capital Providers to Support Members

Our future revenue growth also depends, in part, on our ability to expand our relationships with new and existing third-party capital providers to meet the growth of gross premiums sourced by our Members. We believe that the low-hazard, low-limit specialty business that we source from our Members will continue to attract these third-party risk capital partners. Since 2019, we have grown our risk capital partners from two to 96 as of March 31, 2025. As of March 31, 2025, we had 13 Risk Exchange Insurers, many of whom continue to express interest in increasing their allocations and outpacing the premium volume exchanged on our platform.

Sourcing a Portfolio with Sustainable Loss Ratios

Our ability to maintain the support of risk capital partners depends, in part, on maintaining an attractive ratio of gross premiums to gross losses and gross commissions that risk capital partners pay to the Risk Exchange. We believe the historic quality of the portfolio written by our Members is reflected by the gross loss ratios of 53.3% and 52.1% for the three months ended March 31, 2025 and 2024, respectively. We intend to leverage our data and analytics capability and our team of expert underwriters to continue to produce a portfolio with increasing diversification and attractive risk/return characteristics for our risk capital partners.

Investing in Technology Platform Capabilities

We continue to invest in our Risk Exchange to add capabilities and enhance the overall user experience of Risk Exchange participants and deepen our analytical and underwriting insights. Our ability to successfully attract high-quality specialty underwriters and risk capital depends on our ability to continue to develop value from our technology platform. We may choose to increase our level of investment in technology from past levels to enhance the platform capabilities and our competitive position. We believe that our ability to deliver platform capabilities that our Risk Exchange participants perceive as unique will continue in the future.

Compensation-Based Expense Upon Completion of this Offering

Immediately prior to the consummation of this offering, we intend to effect the Accelerant Holdings LP Distribution, pursuant to which Accelerant Holdings LP will distribute all existing common shares in the Company that it owns to the holders of existing limited partnership interests of Accelerant Holdings LP in proportion to the economic interest represented by those limited partnership interests. This distribution will include      existing common shares of the Company to holders of vested limited partnership interests related to profits interest awards of Accelerant Holdings LP issued to executives and employees of Accelerant Holdings and     existing common shares of the Company to holders of unvested limited partnership interests related to profits interest awards of Accelerant Holdings LP issued to executives and employees of Accelerant Holdings. The existing common shares will then be re-designated into      Class A common shares and     Class B common shares (as applicable) immediately following the effectiveness of our amended and restated memorandum and articles of association. In connection with this, we expect to recognize compensation expense between $     and $     at the time of the Accelerant Holdings LP Distribution for the value of the new Class A common shares and Class B common shares of the Company, assuming an offering price of $    per Class A common share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus. In each reporting period subsequent to the Accelerant Holdings LP Distribution, we expect to recognize a compensation expense equal to the value of the restricted common shares of the Company that vested and became unrestricted during each such reporting period. This compensation expense will be material to the Company’s income in future periods.

Costs of Being a Public Company

To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage, and train employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, SEC and FINRA filing fees and offering expenses. These expenses will have the effect of reducing our profit.

Key Components of Our Results of Operations

Revenue

Ceding commission income

We cede a significant portion of the premiums written on behalf of Accelerant Underwriting companies to third-party reinsurance companies or institutional investors through Flywheel Re. This generates positive ceding commissions which are recorded as a reimbursement for (and reduction of) the acquisition costs related to the reinsurance portion of the ceded insurance business. Ceding commissions that are in excess of the proportionate share of the DAC of the business ceded are deferred and amortized over the same period in which the related premium is earned. The amortization of this excess ceding commission income is recorded as “Ceding commission income” in the consolidated statements of operations within revenue. Certain ceding commissions are subject to sliding scale adjustments based on the actual loss experience of covered insurance contracts, which can result in the need for us to refund previous commissions received, resulting in a reduction of income in the determined period. These adjustments often occur well after the ceding commissions are earned based on the development of insurance liabilities. In such instances, commission adjustments are not subject to deferral and are instead recorded directly as income or loss when determined. Accordingly, in all cases, we adjust ceding commissions as of the reporting date for our best estimate of loss experience for reinsured insurance policies.

Direct commission income

Accounting treatment of direct commissions received in the Exchange Services and the MGA Operations segments depend on whether the direct commission is being paid on an intercompany basis or by a third party.

Direct commissions paid by one Accelerant entity to another (referred to as “intercompany basis”) are required to be eliminated in consolidation pursuant to generally accepted accounting principles. These include fees paid by Accelerant Underwriting companies to the Risk Exchange, as well as commissions paid by the Risk Exchange to Mission Members and/or to Owned Members. These intercompany direct commissions are recognized under “Direct commission income” in our consolidated statements of operations under the segment to which they relate, and are fully recognized by the segment when the services and related performance obligations are completed.

While these intercompany basis commissions are all eliminated on a consolidated basis, we nevertheless derive a significant economic benefit from these commissions. Unlike third parties, which bear the costs of the services performed by the Risk Exchange in the form of cash payments, we do not bear the cost of such services once fully eliminated, resulting in less commission amortization expense over the insurance policy term. This has the practical effect of increasing consolidated earnings as the corresponding premiums are earned. Direct commission income paid by third parties in the Exchange Services or MGA Operations segments are fully recognized in the current period under “Direct commission income” in the statement of operations, to the extent that the underlying services and performance obligations to which they relate have been performed. As more business is written by Risk Exchange Insurers, we expect a higher proportion of direct commission income to be recognized on a consolidated basis (instead of being subject to elimination on an intercompany business basis, as discussed above).

Net earned premiums

Net earned premiums represent the earned portion of gross written premiums (“GWP”) sourced from Accelerant Underwriting companies, less the portion of our GWP that is ceded to third-party reinsurers under our quota share and excess of loss reinsurance agreements. Premiums are earned in proportion to the amount of insurance protection provided over the term of the insurance contract. Unearned premiums represent the portion of premiums written applicable to the unexpired term of the related policy.

Net investment income

Net investment income represents interest earned from fixed maturity securities, short-term securities and other investments. Dividends on equity securities and other investments are also included in net investment income. Interest, dividend income and amortization of fixed maturity market premiums and discounts related to these securities are recorded in net investment income, net of investment management and custody fees. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio.

We have certain unconsolidated investments within our MGA Operations segment and we account for these investments under the equity method, whereby we record our proportionate share of income or loss from such investments within net investment income, or the measurement alternative accounted for at fair value based on observable price changes or impairment. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.

Net realized and unrealized gains (losses) on investments

Our equity securities primarily consist of interests in investment funds that primarily invest in debt securities. The equity securities are measured at fair value with changes in fair value recognized in net realized and unrealized gains (losses) on investments. Realized gains and losses on disposition of investments are based on specific identification of investments sold.

We hold other investments such as limited partnership and private equity investments in operating entities whereby we elected the measurement alternative to carry such investments at cost, less any impairment and to mark to fair value when observable prices in identical or similar investments from the same issuer occur with changes in fair value recognized in net unrealized gains on investments.

Expenses

Losses and loss adjustment expenses

The reserves for losses and loss adjustment expenses (“LAE”) include estimates for unpaid claims and claim expenses on reported losses as well as estimates of losses incurred but not reported (“IBNR”). These reserves represent our best estimates of the unpaid portion of ultimate costs of all reported and unreported losses incurred through the balance sheet date, and these estimates are based upon the assumption that past developments are an appropriate indicator of future events, among other factors. The reserves are based on individual claims, case reserves and other estimates reported, as well as actuarial estimates of ultimate losses.

Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Ultimate losses are estimates and may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly. As experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in our consolidated statements of operations in the period in which they become known and are accounted for as changes in estimates. The unpaid losses and LAE are presented on an undiscounted basis.

Amortization of deferred acquisition costs

Policy acquisition costs represent the costs directly related to the successful acquisition of new and renewal insurance contracts. The costs are deferred and amortized over the same period in which the related premiums are earned. These costs principally consist of commissions, fees, brokerage, premium tax expenses, and direct agency costs. The amounts presented within the consolidated balance sheets pertain to the DAC associated with the retained portion of insurance policies we issue, as the acquisition costs associated with the ceded portion of the insurance policies are offset by ceding commissions received from our reinsurance providers. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. Unrecoverable deferred policy acquisition costs, if any, are expensed in the period identified.

General and administrative expenses

General and administrative expenses primarily consist of salaries, employee benefits and other general operating expenses and are expensed as incurred. Generally, we expect our distribution, underwriting, and claims operating expenses to be most closely tied to growth of our membership and Risk Exchange premium volume. However, these and other functions within the Risk Exchange and our other segments have large, fixed-cost components that we believe will increase operating leverage as gross premiums continue to grow.

Technology and development operating expenses

Technology and development operating expenses consist primarily of salaries and associated costs of the ongoing development, maintenance and administration of the Risk Exchange technology. Our costs have been significant as we have focused on the development of our technology. We expect that our technology and development costs will continue to increase for at least the next several years as we continue to dedicate substantial investment to the development of technologies facilitating our Risk Exchange.

During the three months ended March 31, 2025, we invested $6.5 million in our Risk Exchange-specific technology and development, including $3.5 million of capitalized costs. Once a software development project has reached the application development stage, certain internal, external, direct and indirect costs are subject to capitalization. Generally, costs are capitalized until the technology is available for its intended use. Subsequent costs incurred for the development of future upgrades and enhancements, which are expected to result in additional functionality, are also subject to capitalization.

Interest expenses

Interest expenses primarily relate to amounts paid on the Company’s debt financing obligations, including amortized debt issuance costs.

Depreciation and amortization

Depreciation and amortization expenses primarily relate to amortization of capitalized technology development costs, as well as amortization of intangible assets associated with acquisitions of businesses (including investments in Owned Members).

Other expenses

Other expenses represent costs related to our non-core business operations primarily related to our global enterprise resource planning system and integrated financial reporting systems, charges related to share-based compensation, and legal and advisory costs in connection with corporate development activities, including mergers and acquisitions, capital raising activities and entity formations that support our growing business.

Income tax expense

The provision for income tax consists of current and deferred tax expense. The calculation of current and deferred tax expense is based on tax rates and tax laws which have been enacted in the reporting period. Deferred tax assets and liabilities, result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of assets and liabilities used in the various jurisdictional tax returns.

As of March 31, 2025, we had net deferred tax assets of $45.1 million and also apply full valuation allowances to certain of our deferred tax assets of unutilized net operating losses (“NOLs”) and outside basis differences in partnership investments. The NOLs and outside basis differences predominantly arose from start-up losses on certain operating locations that drove significant taxable losses in the early stages of operations for which profitability has yet to be established.

Key Operating and Financial Metrics

We regularly review key operating and financial metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Our key operating and financial metrics include operational, GAAP and non-GAAP financial measures which are useful in evaluating our performance and our GAAP financial results discussed below.

As further discussed in “—Segment Information—Consolidation and Elimination Adjustments” our consolidated results are subject to consolidation and elimination adjustments with respect to transactions among the businesses within our segments, notably between the Risk Exchange and Accelerant-owned insurance companies. We view the Adjusted EBITDA generated by our segments as representative of the economics that each would generate if they were independent companies and if the intersegment transactions were with third parties.

	Three Months Ended March 31,		Years Ended December 31,
(in millions, unless indicated)	2025	2024	2024	2023	2022
Number of members	232	170	217	155	101
Number of MGA Operations members	47	44	47	41	31
Net revenue retention	157%	130%	153%	133%	173%
Exchange written premium(2)	$985.2	$583.8	$3,108.4	$1,787.3	$1,200.7
Accelerant direct written premium(2)	81%	91%	84%	90%	100%
Third-party direct written premium(2)	19%	9%	16%	10%	—%
Accelerant-retained exchange premium(2)	8%	11%	8%	11%	15%
Total revenues	$178.0	$128.1	$602.6	$344.0	$219.0
Revenue growth rate	39%	77%	75%	57%	118%
Non-GAAP financial measures(1)
Adjusted EBITDA(1)	$42.8	$27.5	$113.0	$36.1	$(39.3)
Adjusted EBITDA margin(1)	24%	21%	19%	10%	(18)%
Organic revenue growth rate(1)	38%	77%	75%	57%	113%

(1)	Refer to “—Reconciliation of Non-GAAP financial measures” section for details on how non-GAAP measures are defined and reconciled to GAAP measures.
(2)

See the definitions of Exchange Written Premium, Accelerant Direct Written Premium, Third-Party Direct Written Premium, and Accelerant-Retained Exchange Premium below for explanation of calculations and metrics.

Number of Members

We define the number of Members as those under contract with our Risk Exchange as of the period end date. We view the number of Members as an important metric to assess our financial performance because Member growth drives our revenue from fees, commissions, and net retained premiums; expands brand awareness and our market penetration; and generates additional data to continue to attract more risk capital and accelerate the compounding momentum of our platform.

As of March 31, 2025, we had 232 Members. These Members wrote $985.2 million of Exchange Written Premium for the three months ended March 31, 2025. Of our 232 Members, 31 are Mission Members, 16 are Owned Members, and 185 are Independent Members. Of the $985.2 million in Exchange Written Premium for the three months ended March 31, 2025, 81% was written by Accelerant Underwriting as Accelerant Direct Written Premium and 19% was written by our 13 Risk Exchange Insurers as Third-Party Direct Written Premium. Accelerant Underwriting historically reinsures approximately 90% of Accelerant GWP to third-party reinsurers, including approximately 27% to Flywheel Re, a reinsurance sidecar.

Number of MGA Operations Members

We define the number of MGA Operations members as the number of Mission Members and Owned Members under contract with the Risk Exchange as of the period end date.

Net Revenue Retention

We define Net Revenue Retention, expressed as a percentage, as the current period’s Exchange Written Premium for Members that were actively writing Exchange Written Premium in the comparable period divided by these same Members’ prior-period Exchange Written Premium. This measure demonstrates an aggregate measure of the net growth of Exchange Written Premium from previously onboarded Members.

Exchange Written Premium

We define Exchange Written Premium as the total GWP written through the Accelerant Risk Exchange, including both gross premiums written on behalf of Accelerant Underwriting companies and written directly on behalf of Risk Exchange Insurers.

Accelerant Direct Written Premium

We define Accelerant Direct Written Premium, expressed as a percentage of Exchange Written Premium, as the GWP written directly by Accelerant Underwriting companies, the majority of which we cede directly to third-party risk capital partners through our reinsurance arrangements.

Third-Party Direct Written Premium

We define Third-Party Direct Written Premium, expressed as a percentage of Exchange Written Premium, as the GWP written directly with our Risk Exchange Insurers.

Accelerant-Retained Exchange Premium

We define Accelerant-Retained Exchange Premium, expressed as a percentage, as Accelerant GWP net of ceded written premium for the trailing twelve month period, divided by total Exchange Written Premium for the trailing twelve month period. This represents the percentage of total Exchange Written Premium that Accelerant-owned insurance companies retain. We expect Accelerant-Retained Exchange Premium to decrease over time as Third-party Direct Written Premium increases.

Accelerant Underwriting reinsured 92% of Accelerant GWP to third-party reinsurers during the three months ended March 31, 2025, consistent with our historical reinsurance targets. Approximately 27% of our Accelerant GWP was ceded to Flywheel Re, a reinsurance sidecar, during the three months ended March 31, 2025.

Total Revenues

Total revenues consist of the following items: Ceding commission income; Direct commission income; Net earned premiums; Net investment income; Net realized gains (losses) on investments and Net unrealized gains on investments.

Reconciliation of Non-GAAP financial measures

Adjusted EBITDA and Adjusted Net Income (Loss)

Adjusted EBITDA and Adjusted Net Income (Loss) are non-GAAP measures, which we believe should be used to evaluate our financial performance by excluding certain items that are related to our non-core business operations and therefore are not considered to be directly attributable to our underlying operating performance. Adjusted EBITDA and Adjusted Net Income (Loss) are internal performance measures used in the management of our operations. We believe that disclosing Adjusted EBITDA and Adjusted Net Income (Loss) enables investors, analysts, rating agencies and other users of our financial information to more easily analyze our underlying business performance. Adjusted EBITDA and Adjusted Net Income (Loss) should not be used as substitutes for net income (loss), and other companies may define Adjusted EBITDA and Adjusted Net Income (Loss) differently than we do.

We define Adjusted EBITDA as GAAP net income (loss) less the impact of depreciation and amortization, interest expenses, income tax expenses and the following items:

•

Other expenses: Represents costs related to our non-core business operations primarily related to our global enterprise resource planning system and integrated financial reporting systems, charges related to share-based compensation, and legal and advisory costs in connection with corporate development activities including mergers and acquisitions, capital raising activities and entity formations that support our growing business.

•

Net foreign currency exchange gains (losses): The functional currency for each of our operating subsidiaries is generally the currency of the local operating environment. Transactions in currencies other than the local operation’s functional currency are remeasured into the functional currency, and the resulting foreign exchange gains or losses are reflected in net foreign currency exchange gains (losses).

We define Adjusted Net Income (Loss) as GAAP net income (loss) less the impact of other expenses and the tax effect of the adjustments for other expenses.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin, a non-GAAP financial measure, as Adjusted EBITDA divided by total revenue. Adjusted EBITDA Margin is an internal performance measure used in the management of our operations.

Adjusted EBITDA and Adjusted EBITDA Margin should not be considered substitutes for the reported results prepared in accordance with GAAP and should not be considered in isolation or as alternatives to GAAP net income or net (loss) as indicators of our financial performance. Although we use Adjusted EBITDA and Adjusted EBITDA Margin as financial measures to assess the performance of our business, such use is limited because it does not include certain material costs necessary to operate our business. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as indications that our future results will be unaffected by unusual or non-recurring items. These non-GAAP financial measures, as determined and presented by us, may not be comparable to related or similarly titled measures reported by other companies. Set forth below are reconciliations of our most directly comparable financial measures calculated in accordance with GAAP to these non-GAAP financial measures on a consolidated basis.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022:

	Three Months Ended March 31,		Years Ended December 31,
(in millions)	2025	2024	2024	2023	2022
Net income (loss)	$7.8	$2.1	$22.9	$(64.1)	$(95.6)
Adjustments:
Other expenses (1)	14.2	8.6	47.4	51.1	33.6
Tax effect of adjustments to net income (loss) (2)	(0.8)	(0.9)	(3.6)	(5.1)	(3.0)

Adjusted net income (loss)	21.2	9.8	66.7	(18.1)	(65.0)
Adjustments:
Add back tax effect of adjustments to net income (loss)	0.8	0.9	3.6	5.1	3.0
Income tax expense	7.7	9.9	9.1	20.2	11.3
Interest expenses	2.6	3.0	12.1	10.9	4.2
Depreciation and amortization	7.4	4.9	26.6	14.5	5.8
Net foreign exchange losses (gains)	3.1	(1.0)	(5.1)	3.5	1.4

Adjusted EBITDA	$42.8	$27.5	$113.0	$36.1	$(39.3)
Total revenues	178.0	128.1	602.6	344.0	219.0

Adjusted EBITDA Margin	24%	21%	19%	10%	(18)%

(1)	Other expenses for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	Three Months Ended March 31,		Years Ended December 31,
	2025	2024	2024	2023	2022
System development non-operating costs	$4.6	$2.7	$14.7	$22.9	$11.4
Professional costs related to corporate development activities	3.6	2.6	13.1	16.2	5.6
Share-based compensation	2.4	2.2	8.4	4.8	—
Mission profits interests expense	1.6	—	7.0	—	—
Securities issuance costs related to potential securities offering	—	—	—	—	8.7
Flywheel Re formation costs	—	—	—	—	4.8
Individually insignificant costs	2.0	1.1	4.2	7.2	3.1

Total other expenses	$14.2	$8.6	$47.4	$51.1	$33.6

(2)

The tax effect of other expenses adjustments to net income (loss) for each period presented were calculated using the statutory tax rates for each of our legal entities where the expenses were incurred, including certain non-taxing jurisdictions. The statutory tax rates used in the calculations were adjusted in instances where our legal entities have applied full valuation allowances to their respective deferred tax assets of unutilized NOLs. As such, the tax effect for the respective years varies based on the jurisdictional mix of where the expenses were incurred in each year.

We provide a reference to Adjusted EBITDA for the trailing twelve months ended March 31, 2025 herein. The GAAP to non-GAAP reconciliation for this period can be derived using amounts presented above for the year ended December 31, 2024 less amounts reported for the three months ended March 31, 2024 to arrive at the nine months ended December 31, 2024, which can be added to the results for the three months ended March 31, 2025 to arrive at the trailing twelve months ended March 31, 2025.

Organic Revenue Growth Rate

We define organic revenue growth rate, a non-GAAP financial measure, as the percentage change in revenue, as compared to the same period for the prior year, adjusted for revenue attributable to recent acquisitions of Owned Members that we now consolidate that occurred during the most recent period of comparison. We believe this measure is useful to management and investors in evaluating the internally generated growth of the business based on our ability to attract new Members and grow the business of existing Members.

The following table provides a reconciliation of total revenue to Organic Revenue Growth Rate for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022:

	Three Months Ended March 31,		Years Ended December 31,
	2025	2024	2024	2023	2022
Total revenue	$178.0	$128.1	$602.6	$344.0	$219.0
Less: Revenue from consolidated Owned Members acquired during the period	(1.0)	—	(0.8)	—	(4.9)

Organic revenue	$177.0	$128.1	$601.8	$344.0	$214.1
Total revenue growth rate (1)(2)	39%	77%	75%	57%	118%

Organic revenue growth rate (1)(2)	38%	77%	75%	57%	113%

(1)	Total revenue growth rate and Organic Revenue Growth Rate for the year ended December 31, 2022 was calculated using GAAP revenue for the year ended December 31, 2021 of $100.6 million.
(2)

Revenues of $0.8 million for the year ended December 31, 2023 related to the legacy business of our Canadian insurer, which we acquired in the fourth quarter of 2023, are included in this calculation as they do not relate to the acquisition of Owned Members.

Condensed Consolidated Results of Operations

The following tables reflect our consolidated results of operations and compare the three months ended March 31, 2025 to 2024, the year ended December 31, 2024 to 2023 and the year ended December 31, 2023 to 2022, respectively, in the format that Accelerant’s management team uses to analyze our financial performance. This information is derived from our consolidated financial statements prepared in accordance with GAAP and included elsewhere in this prospectus.

Comparison of the Three Months Ended March 31, 2025 and 2024

Accelerant Holdings

Condensed Consolidated Statements of Operations Summary

	Three Months Ended March 31,
(in millions)	2025	2024
Revenues
Ceding commission income	$70.7	$65.0
Direct commission income	28.1	11.6
Net earned premiums	63.0	44.0
Net investment income	12.2	7.9
Net realized gains on investments	2.3	0.4
Net unrealized gains (losses) on investments	1.7	(0.8)

Total revenues	178.0	128.1
Expenses
Losses and loss adjustment expenses	45.2	28.7
Amortization of deferred acquisition costs	17.1	22.8
General and administrative expenses	69.9	46.5
Technology and development operating expenses	3.0	2.6
Interest expenses	2.6	3.0
Depreciation and amortization	7.4	4.9
Other expenses	14.2	8.6
Net foreign exchange losses (gains)	3.1	(1.0)

Total expenses	162.5	116.1

Income before income taxes	15.5	12.0
Income tax expense	(7.7)	(9.9)

Net income	7.8	2.1
Adjustment for: Net (income) loss attributable to non-controlling interests	(1.3)	5.0

Net income attributable to Accelerant	$6.5	$7.1

Comparison of the Three Months Ended March 31, 2025 and 2024

Ceding Commission Income

Ceding commission income of $70.7 million for the three months ended March 31, 2025 increased $5.7 million from the three months ended March 31, 2024 due to the growth in the premium base and amounts ceded to reinsurers, partially offset by changes in the mix of premiums we ceded to reinsurers by geography resulting in lower average ceding commission income. Ceding commission income for the three months ended March 31, 2024 included a reduction of $2.5 million due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts. There were no net sliding scale commission adjustments recognized during the three months ended March 31, 2025.

The following table presents the amounts of ceding commissions deferred and amortized:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$193.0	$120.4
Deferral of excess ceding commission income over deferred acquisition costs	73.2	69.2
Amortization of deferred excess ceding commissions to income	(70.7)	(65.0)
Foreign currency translation	(0.9)	3.4

Balance as of March 31,	$194.6	$128.0

The amortization of the excess deferred ceding commissions is recorded as “Ceding commission income” in our consolidated statements of operations.

Direct Commission Income

Direct commission income of $28.1 million for the three months ended March 31, 2025 increased $16.5 million compared to the three months ended March 31, 2024 primarily due to commissions from third-party Risk Exchange business and increased volume in our Exchange Services and MGA Operations segments on business written with unaffiliated entities during the three months ended March 31, 2025.

Additionally, the portion of our business between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) increased year-over-year. However, all transactions between affiliated entities are fully eliminated in our consolidated results of operations. A discussion of the impact of consolidation and elimination adjustments is further discussed below under “—Segment Information—Consolidation and Elimination Adjustments.”

Net Earned Premium

GWP of $874.0 million for the three months ended March 31, 2025 increased by $322.9 million from the three months ended March 31, 2024 primarily due to new and existing Member growth. Since March 31, 2024, we have added 62 new Members, bringing the total number of Members to 232 as of March 31, 2025. This Member growth was driven by our continued expansion across the U.S., Europe and Canada markets.

Net written premium of $72.4 million for the three months ended March 31, 2025 increased by $16.8 million from the three months ended March 31, 2024 as a result of GWP growth. We expect this retained portion of Exchange Written Premium in the aggregate to decrease over time as Risk Exchange insurers continue to increase in number and grow their retention.

Net earned premium of $63.0 million for the three months ended March 31, 2025 increased by $19.0 million from the three months ended March 31, 2024 as a result of the increased net written premium described above.

The table below shows the amount of premium written on a gross and net basis, as well as earned premium for the respective periods:

	Three Months Ended March 31,
(in millions)	2025	2024
Gross written premiums	$874.0	$551.1
Ceded written premiums	(801.6)	(495.5)

Net written premiums	$72.4	$55.6

Net earned premiums	$63.0	$44.0

Net Investment Income

Net investment income of $12.2 million for the three months ended March 31, 2025 increased $4.3 million compared to the three months ended March 31, 2024 primarily due to the significant increase in total average investments when comparing the periods. Refer to Note 4 in our interim condensed consolidated financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 for additional information.

Net Realized Gains On Investments

Net realized gains on investments of $2.3 million increased $1.9 million compared to the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. Refer to Note 4 in our interim condensed consolidated financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 for additional information.

Net Unrealized Gains On Investments

Net unrealized gains on investments were $1.7 million for the three months ended March 31, 2025 compared to net unrealized losses of $0.8 million for the three months ended March 31, 2024. Refer to Note 4 in our interim condensed consolidated financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024 for additional information.

Loss and Loss Adjustment Expenses

Net loss and LAE of $45.2 million increased $16.5 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024 due to the increase in our net earned premium base from $44.0 million to $63.0 million for the three months ended March 31, 2025 as compared to 2024. Gross incurred losses and LAE increased $148.1 million or 63%, while ceded losses and LAE increased $131.6 million or 64% under our external reinsurance program. Our net loss ratio differs from the gross loss ratio (53.3% and 52.1% for the three months ended March 31, 2025 and 2024, respectively) due to decisions that we make regarding the amount of excess of loss reinsurance secured (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses.

During the three months ended March 31, 2025, we recorded net incurred catastrophe losses and LAE of approximately $2.0 million related to a series of wildfires in Southern California which took place in January 2025 and impacted our property book of business. These losses were approximately $40.0 million before ceded losses and LAE to our quota share and excess of loss reinsurance treaties of approximately $38.0 million.

See “—Segment Information—Comparison of the Three Months Ended March 31, 2025 and 2024—Underwriting” below for further information regarding our loss and loss adjustment expenses for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

	Three Months Ended March 31,
(in millions)	2025	2024
Gross incurred loss and LAE	$382.8	$234.7
Ceded incurred loss and LAE	(337.6)	(206.0)

Net incurred loss and LAE	$45.2	$28.7

Net loss ratio	71.7%	65.2%

Amortization of Deferred Acquisition Costs

Amortization of deferred acquisition costs of $17.1 million for the three months ended March 31, 2025 decreased by $5.7 million compared to the three months ended March 31, 2024 due to the amortization of DAC from the decrease in our retention rate of net earned premium, as well as acquisition costs as a percentage of premiums. The following table presents the amounts of acquisition costs deferred and amortized for insurance business retained by us:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$60.7	$53.0
Direct commissions and other acquisition costs on retained business	12.7	23.3
Amortization of deferred acquisition costs	(17.1)	(22.8)
Foreign currency translation losses	—	(0.7)

Balance as of March 31,	$56.3	$52.8

General and Administrative Expenses

General and administrative expenses of $69.9 million increased by $23.4 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024 due to our continued expansion and overall growth. The year-over-year increase primarily related to employee compensation and benefit costs driven by growth in headcount to support our growth across all markets. Other administrative expenses increased year-over-year primarily due to information technology support services, advertising and marketing costs, and travel-related expenses.

The following table presents the components of general and administrative expenses:

	Three Months Ended March 31,
(in millions)	2025	2024
Employee compensation and benefits	$49.0	$38.2
Consulting and professional fees	13.3	10.3
Other administrative expenses (adjustments), net	7.6	(1.0)

Total general and administrative expenses	$69.9	$47.5

Technology and Development Operating Expenses

Technology and development operating expenses of $3.0 million increased $0.4 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024 as we continued to invest in the technology and development of our Risk Exchange. We capitalize qualifying Risk Exchange software development costs and amortize them over the estimated useful life of the platform, which are included in “Depreciation and Amortization” below.

Interest Expenses

Interest expenses of $2.6 million decreased $0.4 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024 primarily driven by a decrease in interest rates.

Depreciation & Amortization

Depreciation and amortization expenses of $7.4 million increased $2.5 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024 primarily due to increased amortization of a larger balance of capitalized information technology development costs.

Other Expenses

Other expenses of $14.2 million increased $5.6 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, primarily related to an increase of $1.9 million in system development non-operating expenses, including certain costs associated with supporting the development of accounting and financial reporting systems and Mission’s policy administration system, an increase of $1.6 million of Mission profit interests expense, an increase of $1.0 million in professional costs related to corporate development activities, an increase of $0.3 million in share-based compensation expense, and an increase of $0.8 million in individually insignificant costs.

Net Foreign Exchange Losses (Gains)

Net foreign exchange losses were $3.1 million for the three months ended March 31, 2025 compared to net foreign exchange gains of $1.0 million for the three months ended March 31, 2024. The year-over-year change was primarily driven by fluctuations in the British Pound to U.S. Dollar exchange rate that impacted certain of our loss and LAE reserves denominated in British Pounds which were held in an entity with a U.S. Dollar functional currency.

Income Tax Expense

Income tax expense of $7.7 million decreased $2.2 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, while the consolidated effective tax rates (“ETRs”) were 49.7% and 82.5%, respectively. However, the comparability of our tax expense and ETRs is often challenged due to the mix of taxable income subject to tax in certain jurisdictions, losses incurred in zero tax rate jurisdictions and valuation allowances offsetting available carry-forward losses in certain jurisdictions.

In March 2025, the Board of Directors of Accelerant Holdings and certain intermediary holding companies (together, the “Holding Companies”) approved a change in the Holding Companies’ tax residency from the Cayman Islands to the UK. Upon becoming UK tax residents, the Holding Companies began to benefit from operational efficiencies including, but not limited to, lower withholding tax rates applicable to dividend distributions from certain U.S. subsidiaries under the U.S.-UK tax treaty. In addition, the aggregate income (loss) of the Holding Companies became subject to UK income tax effective as of the March 2025 date of change to UK tax residency. To the extent that the Holding Companies have incremental income it will generate additional UK tax expense and, conversely, to the extent that there are any incremental losses, income tax benefits will be generated to the extent that there is current or projected taxable income available in our UK operations. Over the remainder of 2025, we expect incremental benefits to emerge due to the Holding Companies’ projected expense base and, therefore, our effective tax rate (“ETR”) for the year ended December 31, 2025 is expected to fall below those reported in previous years when such expenses were incurred in the Cayman Islands (a zero tax rate jurisdiction).

The relationship of our income tax expense to pre-tax income (loss) is atypical because our taxable income has predominately been generated in the U.S., UK, Ireland, and Puerto Rico resulting in income tax expense in those jurisdictions (entities in such jurisdictions are referred to as “tax-paying entities”).

Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other jurisdictions where we have generated cumulative operating losses, however, in each of those cases, a valuation allowance has been recorded against the corresponding deferred tax assets (entities in these two types of jurisdictions are referred to as “non-tax paying entities”).

Taxable losses in one jurisdiction generally cannot be applied to offset earnings in another. In certain other jurisdictions, losses in one entity may not be used to offset taxable income generated by another entity in that same jurisdiction.

The composition of our ETRs among our tax-paying and non-tax paying entities, which demonstrates the non-tax paying entities’ effect on the total ETR, were as follows:

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
(in millions)	Tax-paying entities	Non-tax paying entities	Total	Tax-paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$49.5	$(34.0)	$15.5	$35.6	$(23.6)	$12.0
Income tax expense	(7.7)	—	(7.7)	(9.9)	—	(9.9)
Effective tax rate	15.6%	—	49.7%	27.8%	—	82.5%

Comparison of the Years Ended December 31, 2024 and 2023

Accelerant Holdings

Condensed Consolidated Statements of Operations Summary

	Years Ended December 31,
(in millions)	2024	2023
Revenues
Ceding commission income	$249.5	$164.2
Net earned premiums	226.6	105.1
Direct commission income	66.7	37.6
Net investment income	38.9	19.3
Net realized gains (losses) on investments	1.9	0.5
Net unrealized gains on investments	19.0	17.3

Total revenues	602.6	344.0
Expenses
Losses and loss adjustment expenses	167.3	80.3
Amortization of deferred acquisition costs	81.4	49.9
General and administrative expenses	227.5	169.2
Technology and development operating expenses	13.4	8.5
Interest expenses	12.1	10.9
Depreciation and amortization	26.6	14.5
Other expenses	47.4	51.1
Net foreign exchange (gains) losses	(5.1)	3.5

Total expenses	570.6	387.9

Income (loss) before income taxes	32.0	(43.9)
Income tax expense	(9.1)	(20.2)

Net income (loss)	22.9	(64.1)
Less: Net loss attributable to non-controlling interests	4.3	15.3

Net income (loss) attributable to Accelerant	$27.2	$(48.8)

Ceding Commission Income

Ceding commission income of $249.5 million for the year ended December 31, 2024 increased $85.3 million from the prior year as we continued to grow our premium base and the amount ceded to reinsurers. Ceding commission income for the years ended December 31, 2024 and 2023 included reductions of $15.5 million and $19.1 million, respectively, due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts.

The following table presents the amounts of ceding commissions deferred and amortized:

	Years Ended December 31,
(in millions)	2024	2023
Balance as of January 1,	$120.4	$84.5
Deferral of excess ceding commission income over deferred acquisition costs	318.7	202.7
Amortization of deferred excess ceding commission to income	(249.5)	(164.2)
Foreign currency translation	3.4	(2.6)

Balance as of December 31,	$193.0	$120.4

The amortization of the excess deferred ceding commissions is recorded as “Ceding commission income” in our consolidated statements of operations.

Direct Commission Income

Direct commission income of $66.7 million for the year ended December 31, 2024 increased $29.1 million compared to the prior year primarily due to commissions from third-party Risk Exchange business and increased volume in our Exchange Services and MGA Operations segments on business written with unaffiliated entities during the year ended December 31, 2024.

Additionally, the portion of our business between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) increased year-over-year. However, all transactions between affiliated entities are fully eliminated in our consolidated results of operations. A discussion of the impact of consolidation and elimination adjustments is further discussed below under “—Segment Information—Consolidation and Elimination Adjustments.”

Net Earned Premium

GWP of $2.91 billion for the year ended December 31, 2024 increased by $1.21 billion from the prior year primarily due to new and existing Member growth. Since December 31, 2023, we have added 62 new Members, bringing the total number of Members to 217 as of December 31, 2024. This Member growth was driven by our continued expansion within the U.S. market, maintenance of our Member growth in Europe, and our recent expansion into Canada.

Net written premium of $254.6 million for the year ended December 31, 2024 increased by $63.7 million from the prior year as a result of GWP growth. We expect this retained portion of Exchange Written Premium in the aggregate to decrease over time as third-party insurance companies, writing directly on the Risk Exchange on a primary basis, continue to increase in number and grow their retention.

Net earned premium of $226.6 million for the year ended December 31, 2024 increased by $121.5 million from the prior year as a result of the increased net written premium described above.

The table below shows the amount of premium written on a gross and net basis, as well as earned premium for the respective periods:

	Years Ended December 31,
(in millions)	2024	2023
Gross written premiums	$2,906.3	$1,697.8
Ceded written premiums	(2,651.7)	(1,506.9)

Net written premiums	$254.6	$190.9

Net earned premiums	$226.6	$105.1

Net Investment Income

Net investment income of $38.9 million for the year ended December 31, 2024 increased $19.6 million compared to the prior year primarily due to the significant increase in investments. Refer to Note 4 to our consolidated annual financial statements for additional information.

Net Realized Gains On Investments

Net realized gains on investments of $1.9 million increased $1.4 million compared to the year ended December 31, 2024 as compared to 2023. Refer to Note 4 to our consolidated annual financial statements for additional information.

Net Unrealized Gains On Investments

Net unrealized gains on investments of $19.0 million increased $1.7 million compared to the year ended December 31, 2024 as compared to 2023. Refer to Note 4 to our consolidated annual financial statements for additional information.

Losses and Loss Adjustment Expenses

Net loss and LAE of $167.3 million increased $87.0 million for the year ended December 31, 2024 as compared to the prior year due to the increase in our net earned premium base from $105.1 million to $226.6 million for the years ended December 31, 2024 and 2023, respectively. Gross incurred losses and LAE increased $534.9 million or 79%, while ceded losses and LAE increased $447.9 million or 75% under our external reinsurance program. Our net loss ratio differs from the gross loss ratio (54.3% and 51.3% for the years ended December 31, 2024 and 2023, respectively) due to decisions that we make regarding the amount of excess of loss reinsurance secured (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses. See “—Segment Information—Comparison of the Years Ended December 31, 2024 and 2023—Underwriting” below for further information regarding our loss and loss adjustment expenses for the year ended December 31, 2024 compared to the prior year.

	Years Ended December 31,
(in millions)	2024	2023
Gross incurred loss and LAE	$1,212.1	$677.2
Ceded incurred loss and LAE	(1,044.8)	(596.9)

Net incurred loss and LAE	$167.3	$80.3

Net loss ratio	73.8%	76.4%

Amortization of Deferred Acquisition Costs

Amortization of deferred acquisition costs of $81.4 million for the year ended December 31, 2024 increased by $31.5 million compared to the prior year due to the amortization of DAC from the increase in net earned premium. The following table presents the amounts of acquisition costs deferred and amortized for insurance business retained by us:

	Years Ended December 31,
(in millions)	2024	2023
Balance as of January 1,	$53.0	$26.6
Direct commissions and other acquisition costs on retained business	89.5	75.6
Amortization of deferred acquisition costs	(81.4)	(49.9)
Foreign currency translation losses	(0.4)	0.7

Balance as of December 31,	$60.7	$53.0

General and Administrative Expenses

General and administrative expenses of $227.5 million increased by $58.3 million for the year ended December 31, 2024 as compared to the prior year due to our continued expansion and overall growth. The year-over-year increase primarily related to employee compensation and benefit costs driven by growth in headcount to support our growth across all markets, while consulting, professional and other expenses also increased at a rate notably less than our overall increase in premium and revenue growth.

The following table presents the components of general and administrative expenses:

	Years Ended December 31,
	2024	2023
Employee compensation and benefits	$157.0	$118.9
Consulting and professional fees	42.4	29.8
Other administrative expenses (adjustments), net	28.1	20.5

Total general and administrative expenses	$227.5	$169.2

Technology and Development Operating Expenses

Technology and development operating expenses of $13.4 million increased $4.9 million for the year ended December 31, 2024 as compared to the prior year as we continued to invest in the technology and development of our Risk Exchange. We capitalize qualifying Risk Exchange software development costs and amortize them over the estimated useful life of the platform, which are included in “Depreciation and Amortization” below.

Interest Expenses

Interest expenses of $12.1 million increased $1.2 million for the year ended December 31, 2024 as a result of higher interest rates compared to the prior year.

Depreciation and Amortization

Depreciation and amortization expenses of $26.6 million increased $12.1 million for the year ended December 31, 2024 as compared to the prior year primarily due to increased amortization of capitalized information technology development costs.

Other Expenses

Other expenses of $47.4 million decreased $3.7 million for the year ended December 31, 2024 as compared to the prior year, primarily related to a decrease of $8.2 million in system development non-operating expenses, including certain costs associated with supporting the development and implementation of accounting and financial reporting systems, a decrease of $3.1 million in professional costs related to corporate development activities, and a decrease of $3.0 million in individually insignificant costs, partially offset by an increase of $7.0 million of Mission profit interests expense and an increase of $3.6 million in share-based compensation expense.

Net Foreign Exchange (Gains) Losses

Net foreign exchange gains were $5.1 million for the year ended December 31, 2024 compared to the net foreign exchange losses of $3.5 million for the year ended December 31, 2023. The experience for the year ended December 31, 2024 was primarily driven by a reduction in certain of our loss and LAE reserves denominated in British Pounds, while the experience for the year ended December 31, 2023 was primarily driven by foreign exchange losses on our Euro-denominated debt facility, which was held in an entity with a U.S. Dollar functional currency.

Income Tax Expense

Income tax expense of $9.1 million decreased $11.1 million for the year ended December 31, 2024 as compared to the prior year, while the consolidated ETRs were 28.4% and (46.0)%, respectively. However, the comparability of our tax expense and ETRs is often challenged due to the mix of taxable income subject to tax in certain jurisdictions, losses incurred in zero tax rate jurisdictions and valuation allowances offsetting available carry-forward losses in certain jurisdictions. In addition, tax expense and ETRs in 2024 were impacted to a lesser extent by valuation allowance adjustments during the year.

During 2024, a tax benefit of $14.6 million was recorded to reflect the adjustment of certain valuation allowances in the UK related to the integration of the UK Branch of Accelerant Insurance Europe Limited, which is domiciled in Belgium, within our UK tax group as well as underlying improvement in the UK Branch’s operations. The UK Branch had previously been reported as a component of our overall Belgian operations, which record full valuation allowances due to recurring operating losses attributable to its underwriting operations.

The relationship of our income tax expense to our pre-tax income (loss) is atypical because our taxable income has predominately been generated in the U.S., UK and Ireland resulting in income tax expense in those jurisdictions (which we refer to as “tax-paying entities”).

Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other countries with cumulative operating losses, however, in each case a valuation allowance has been recorded against the corresponding deferred tax assets in those jurisdictions (we refer to entities in these two types of jurisdictions as “non-tax paying entities”).

Taxable losses in one jurisdiction generally cannot be applied to offset earnings in another. In certain other jurisdictions, losses in one entity may not be used to offset taxable income generated by another entity in that same jurisdiction.

As noted in the table below, and especially for the year ended December 31, 2023, the ETR for the tax paying entities generally appears normal, while the aggregate or total tax ETR appears unusual because of the losses that do not receive offsetting tax benefits. The taxes in 2024 for the tax paying entities were also impacted by a tax benefit of $14.6 million that was recorded to reflect the adjustment of certain valuation allowances in the

UK related to the integration of the UK Branch of Accelerant Insurance Europe Limited, which is domiciled in Belgium, within our UK tax group as well as underlying improvement in the UK Branch’s operations. The UK Branch had previously been reported as a component of our overall Belgian operations, which record full valuation allowances due to recurring operating losses attributable to its underwriting operations. There were several other items impacting the ETRs in both periods (refer to the ETR reconciliation included in Note 10 to our consolidated annual financial statements for additional information).

Our ETR were as follows:

	Year Ended December 31, 2024			Year Ended December 31, 2023
(in millions)	Tax-paying entities	Non-tax paying entities	Total	Tax-paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$142.3	$(110.3)	$32.0	$90.3	$(134.2)	$(43.9)
Income tax expense	(9.1)	—	(9.1)	(20.2)	—	(20.2)
Effective tax rate	6.4%	—	28.4%	22.4%	—	(46.0)%

Comparison of the Years Ended December 31, 2023 and 2022

Accelerant Holdings

Condensed Consolidated Statements of Operations Summary

	Years Ended December 31,
(in millions)	2023	2022
Revenues
Ceding commission income	$164.2	$44.3
Direct commission income	37.6	34.5
Net earned premiums	105.1	141.2
Net investment income	19.3	2.6
Net realized gains (losses) on investments	0.5	(3.9)
Net unrealized gains on investments	17.3	0.3

Total revenues	344.0	219.0
Expenses
Losses and loss adjustment expenses	80.3	99.5
Amortization of deferred acquisition costs	49.9	35.0
General and administrative expenses	169.2	115.6
Technology and development operating expenses	8.5	8.2
Interest expenses	10.9	4.2
Depreciation and amortization	14.5	5.8
Other expenses	51.1	33.6
Net foreign exchange (gains) losses	3.5	1.4

Total expenses	387.9	303.3

Loss before income taxes	(43.9)	(84.3)
Income tax expense	(20.2)	(11.3)

Net loss	(64.1)	(95.6)
Less: Net loss attributable to non-controlling interests	15.3	3.9

Net loss attributable to Accelerant	$(48.8)	$(91.7)

Ceding Commission Income

Ceding commission income of $164.2 million for the year ended December 31, 2023 increased $119.9 million from the prior year as we continued to grow our premium base while decreasing the amount of business we retained in 2023, as noted below in our discussion of Net Earned Premium. Ceding commission income for the year ended 2023 and 2022 included reductions of $19.1 million and $29.0 million for net sliding scale adjustments resulting from the loss experience of covered insurance contracts for commissions previously received on business written in prior periods.

The following table presents the amounts of ceding commissions deferred and amortized:

	Years Ended December 31,
(in millions)	2023	2022
Balance as of January 1,	$84.5	$30.2
Deferral of excess ceding commission income over deferred acquisition costs	202.7	98.6
Amortization of deferred excess ceding commissions to income	(164.2)	(44.3)
Foreign currency translation	(2.6)	—

Balance as of December 31,	$120.4	$84.5

The amortization of the excess deferred ceding commissions is recorded as “Ceding commission income” in our consolidated statements of operations.

Direct Commission Income

Direct commission income of $37.6 million for the year ended December 31, 2023 increased $3.1 million compared to the prior year primarily due to commissions from third-party Risk Exchange business and increased volume in our MGA Operations segment on business written with unaffiliated entities during the year ended December 31, 2023. Direct commission income for 2023 also included $4.8 million of negative commission income adjustments related to the effect of sliding scale commissions from adverse development on legacy run-off business written in 2020 and 2019 as compared to favorable sliding scale commission adjustments from the same business of $5.9 million in 2022.

Additionally, the portion of our business between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) increased year-over-year. However, all transactions between affiliated entities are fully eliminated in our consolidated results of operations. A discussion of the impact of consolidation and elimination adjustments is included below under “—Segment Information—Consolidation and Elimination Adjustments.”

Net Earned Premium

GWP of $1.70 billion for the year ended December 31, 2023 increased by $498.0 million from the prior year primarily due to new and existing Member growth. We added 54 new Members during 2023, bringing the total number of Members to 155 as of December 31, 2023. This Member growth was driven by our continued expansion within the U.S. market, maintenance of our Member growth in Europe, and expansion into Canada in the fourth quarter of 2023.

Net written premium of $190.9 million for the year ended December 31, 2023 increased by $4.9 million from the prior year. This result was primarily due to lowering our Accelerant-Retained Exchange Premium, calculated as the ratio of net written premium to Exchange Written Premium, to 11% for the year ended December 31, 2023, as compared to 15% in the prior year, as a result of our expansion of limits in our quota share reinsurance programs, as well as our purchase of increased excess of loss reinsurance in 2023 to further limit our loss exposures.

Net earned premium of $105.1 million for the year ended December 31, 2023 decreased by $36.1 million from the prior year due to the effect of a reinsurance endorsement executed during the fourth quarter of 2023. During the year ended December 31, 2023, we and certain of our reinsurers agreed to an endorsement of quota share agreements covering the 2020 and 2021 treaty years that increased the gross written premium caps that had previously been exceeded during the year ended December 31, 2022. These reinsurers increased their participation on existing reinsurance treaties in exchange for additional ceded premium. Excluding the year-over-year effect of this endorsement, our net earned premium increased consistent with the growth in net written premium for the year ended December 31, 2023 as compared to the prior year.

The table below shows the amount of premium written on a gross and net basis of Accelerant Underwriting, as well as earned premium for the respective periods:

	Years Ended December 31,
(in millions)	2023	2022
Gross written premiums	$1,697.8	$1,199.8
Ceded written premiums	(1,506.9)	(1,013.8)

Net written premiums	$190.9	$186.0

Net earned premiums	$105.1	$141.2

Net Investment Income

Net investment income of $19.3 million for the year ended December 31, 2023 increased $16.7 million compared to the year ended December 31, 2022 due to the significant increase in total average investments. Refer to Note 4 to our consolidated annual financial statements for additional information.

Net Realized Gains (Losses) On Investments

Net realized gains (losses) on investments of $0.5 million decreased $4.4 million compared to the year ended December 31, 2022. Refer to Note 4 to our consolidated annual financial statements for additional information.

Net Unrealized Gains On Investments

Net unrealized gains on investments of $17.3 million increased $17.0 million compared to the year ended December 31, 2022. Refer to Note 4 to our consolidated annual financial statements for additional information.

Losses and Loss Adjustment Expenses

Net loss and LAE decreased $19.2 million for the year ended December 31, 2023 as compared to the prior year primarily due to the reduction in our net earned premium base to $105.1 million from $141.2 million for the years ended December 31, 2023 and 2022, respectively. Net incurred losses and LAE for the year ended December 31, 2023 also included a partially offsetting $4.8 million gain from a reinsurance commutation transaction. Gross incurred losses and LAE increased $245.4 million or 57%, while ceded losses and LAE increased $264.6 million or 80% given our targeted increase in the use of external reinsurance. Our net loss ratio differs from the gross loss ratio (51.3% and 55.5% for the years ended December 31, 2023 and 2022, respectively) due to decisions that we make regarding the amount of excess of loss reinsurance secured (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses. See “—Segment Information—Comparison of the Years Ended December 31, 2023 and 2022—Underwriting” below for further information regarding our loss and loss adjustment expenses for the year ended December 31, 2023 compared to the prior year.

In December 2023, we entered into a loss portfolio transfer (“LPT”) reinsurance contract that provides retroactive reinsurance protection for our retained insurance exposure prior to June 2022, including reserves we reassumed in a contemporaneous commutation agreement. This presented us with an opportunity to pursue an LPT at attractive terms that significantly reduces our exposure on those historical reserves. We determined that the LPT does not transfer significant insurance risk and therefore requires deposit accounting. Refer to “— Reinsurance” section for additional details on this transaction.

	Years Ended December 31,
(in millions)	2023	2022
Gross incurred loss and LAE	$677.2	$431.8
Ceded incurred loss and LAE	(596.9)	(332.3)

Net incurred loss and LAE	$80.3	$99.5

Net loss ratio	76.4%	70.5%

Amortization of Deferred Acquisition Costs

Amortization of DAC of $49.9 million for the year ended December 31, 2023 increased by $14.9 million compared to the same period in the prior year due to the amortization of DAC from higher prior year retained business partially being offset by lower retained business in the current year. The following table presents the amounts of acquisition costs deferred and amortized for insurance business retained by us:

	Years Ended December 31,
(in millions)	2023	2022
Balance as of January 1,	$26.6	$15.0
Direct commissions and other acquisition costs on retained business	75.6	46.6
Amortization of deferred acquisition costs	(49.9)	(35.0)
Foreign currency translation	0.7	—

Balance as of December 31,	$53.0	$26.6

General and Administrative Expenses

General and administrative expenses of $169.2 million increased by $53.6 million for the year ended December 31, 2023 as compared to the prior year due to our continued U.S. market expansion and overall growth. The year-over-year increase primarily related to employee compensation and benefit costs driven by growth in headcount and continued investments to support Mission’s growth, as well as other costs associated with supporting our maturation and continued growth, including consulting and professional fees.

The following table presents the components of general and administrative expenses:

	Years Ended December 31,
(in millions)	2023	2022
Employee compensation and benefits	$118.9	$93.2
Consulting and professional fees	29.8	16.6
Other expenses	20.5	5.8

Total general and administrative expenses	$169.2	$115.6

Technology and Development Operating Expenses

Technology and development operating expenses of $8.5 million increased $0.3 million for the year ended December 31, 2023 as compared to the prior year as we invested in the technology and development of our Risk

Exchange. We capitalize qualifying Risk Exchange software development costs and amortize them over the estimated useful life of the platform, which are included in “— Depreciation and Amortization” below.

Interest Expenses

Interest expenses of $10.9 million increased $6.7 million for the year ended December 31, 2023 as a result of an increase in average debt outstanding during 2023 as compared to 2022, which included a $20 million further drawdown under the debt facility during 2023.

Depreciation and Amortization

Depreciation and amortization expenses of $14.5 million increased $8.7 million for the year ended December 31, 2023 as compared to the prior year primarily due to an increase of $8.4 million of amortization of capitalized information technology development costs.

Other Expenses

Other expenses of $51.1 million increased $17.5 million for the year ended December 31, 2023 as compared to the prior year, primarily related to an increase of $11.5 million in system development non-operating costs, including certain Risk Exchange costs and costs associated with supporting the development and implementation of accounting and financial reporting systems, an increase of $10.6 million in professional costs related to corporate development activities, an increase of $4.8 million in share-based compensation expense, and an increase of $4.1 million in individually insignificant costs. These increases were partially offset by the absence of the 2022 expense of $8.7 million of previously deferred costs related to a potential securities issuance that were expensed when we suspended our efforts due to adverse equity market conditions in 2022 and $4.8 million of corporate development costs related to the formation of Flywheel Re.

Net Foreign Exchange Losses

Net foreign exchange losses were $3.5 million and $1.4 million for the years ended December 31, 2023 and 2022. The experience for the year ended December 31, 2023 was primarily driven by foreign exchange losses on our Euro-denominated debt facility, while the experience for the year ended December 31, 2022 was primarily driven by foreign exchange losses related to revaluation of certain portfolios denominated in British Pounds, partially offset by foreign exchange gains on our Euro-denominated debt facility, which was held in an entity with a U.S. Dollar functional currency.

Income Tax Expense

Income tax expense of $20.2 million increased $8.9 million for the year ended December 31, 2023 as compared to the prior year, while the consolidated ETRs were (46.0)% and (13.4)%, respectively. The incurrence of the tax expense despite our consolidated pre-tax net loss for the years ended December 31, 2023 and 2022 is a result of our mix of taxable income in certain jurisdictions (which we refer to as “tax-paying entities”) and losses in others that are subject to zero-tax rates or full valuation allowances (which we refer to as “tax-paying entities”). As noted in the table below, the ETR for the tax paying entities appears normal, while the aggregate or total ETR appears unusual due to the effects of the losses that do not receive offsetting tax benefits. There were several other items impacting the ETRs in both periods (refer to the ETR reconciliation included in Note 10 to our consolidated annual financial statements for additional information).

Our ETRs were as follows:

	Year Ended December 31, 2023			Year Ended December 31, 2022
(in millions)	Tax-paying entities	Non-tax paying entities (1)	Total	Tax-paying entities	Non-tax paying entities (1)	Total
Income (loss) before income taxes	$90.3	$(134.2)	$(43.9)	$47.9	$(132.2)	$(84.3)
Income tax expense	(20.2)	—	(20.2)	(11.3)	—	(11.3)
Effective tax rate	22.4%	—	(46.0)%	23.6%	—	(13.4)%

(1)

Consists of our corporate and reinsurance entities based in the Cayman Islands, where there is no corporate income tax rate, as well as other jurisdictions in which we have generated losses for which tax benefits are not recorded.

Segment Information

We have three reportable segments, which align to the nature of the services we offer:

•

Exchange Services – Our Exchange Services segment includes the fees paid by Risk Exchange Insurers and Accelerant Underwriting for sourcing, managing and monitoring the portfolio of business written by Members reduced by the expenses associated with providing these services.

•

MGA Operations – Our MGA Operations segment includes the fees earned by Mission Members and Owned Members, predominantly for originating and underwriting a portfolio of insurance policies, reduced by the expenses associated with providing those services.

•

Underwriting – Our Underwriting segment includes the revenue from net earned premium, investment income and the ceding commission paid to us by our third-party reinsurers and institutional investors, reduced by net incurred losses, the amortization of DAC and the general and administrative costs of operating our insurance and reinsurance companies.

Corporate functions, including holding company expenses, are included in Corporate and Other and our consolidation and eliminations adjustments for intersegment activity are shown separately from our reportable segments.

We consider the segment presentations of our Exchange Services, MGA Operations and Underwriting segments prior to elimination to be the best way to evaluate our business and how these business components would be presented if they were standalone operations. Such presentation is also representative of the results that would be generated from third parties as we build additional third-party insurance relationships through our Risk Exchange.

The following includes the financial results of our three reportable segments for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022. Corporate functions and certain other businesses and operations are included in Corporate and Other.

	Three Months Ended March 31, 2025
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income	$—	$—	$19.2	$19.2	$—	$51.5	$70.7
Direct commission income Affiliated entities	59.0	31.5	—	90.5	—	(90.5)	—
Unaffiliated entities	11.2	16.9	—	28.1	—	—	28.1
Net earned premiums	—	—	63.0	63.0	—	—	63.0
Net investment income	0.6	0.9	10.0	11.5	0.7	—	12.2
Net realized gains on investments	—	2.0	0.3	2.3	—	—	2.3

	Three Months Ended March 31, 2025
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Net unrealized gains on investments	—	—	—	—	1.7	—	1.7

Segment revenues	70.8	51.3	92.5	214.6	2.4	(39.0)	178.0
Losses and loss adjustment expenses	—	—	45.2	45.2	—	—	45.2
Amortization of deferred acquisition costs	—	—	24.8	24.8	—	(7.7)	17.1
General and administrative expenses(2) (3)	20.8	31.2	11.5	63.5	14.5	(8.1)	69.9
Technology and development operating expenses	3.0	—	—	3.0	—	—	3.0

Adjusted EBITDA	$47.0	$20.1	$11.0	$78.1	$(12.1)	$(23.2)	$42.8

Interest expenses							(2.6)
Depreciation and amortization							(7.4)
Other expenses (4)							(14.2)
Net foreign exchange losses							(3.1)

Income before income taxes							$15.5

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$13.9	$21.3	$6.2	$41.4
Consulting and professional fees	3.8	3.3	2.6	9.7
Other administrative expenses	3.1	6.6	2.7	12.4

Total general and administrative expenses	$20.8	$31.2	$11.5	$63.5

(3)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(4)

Other expenses for the three months ended March 31, 2025 consist of $4.6 million of system development non-operating expenses, $3.6 million of professional costs related to corporate development activities, $2.4 million of share-based compensation, $1.6 million of Mission profits sharing expense and $2.0 million of individually insignificant costs.

	Three Months Ended March 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income	$—	$—	$29.8	$29.8	$—	$35.2	$65.0
Direct commission income
Affiliated entities	36.5	20.5	—	57.0	—	(57.0)	—
Unaffiliated entities	5.0	6.6	—	11.6	—	—	11.6
Net earned premiums	—	—	44.0	44.0	—	—	44.0
Net investment income	0.1	0.7	7.1	7.9	—	—	7.9

	Three Months Ended March 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Net realized gains on investments	—	—	0.4	0.4	—	—	0.4
Net unrealized losses on investments	—	—	(0.8)	(0.8)	—	—	(0.8)

Segment revenues	41.6	27.8	80.5	149.9	—	(21.8)	128.1
Losses and loss adjustment expenses	—	—	28.7	28.7	—	—	28.7
Amortization of deferred acquisition costs	—	—	29.2	29.2	—	(6.4)	22.8
General and administrative expenses (3) (4)	11.7	24.7	15.5	51.9	3.5	(8.9)	46.5
Technology and development operating expenses	2.6	—	—	2.6	—	—	2.6

Adjusted EBITDA	$27.3	$3.1	$7.1	$37.5	$(3.5)	$(6.5)	$27.5

Interest expenses							(3.0)
Depreciation and amortization							(4.9)
Other expenses (5)							(8.6)
Net foreign exchange gains							1.0

Income before income taxes							$12.0

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 8 to our interim condensed consolidated financial statements.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$8.7	$18.0	$9.2	$35.9
Consulting and professional fees	1.9	1.7	6.0	9.6
Other administrative expenses	1.1	5.0	0.3	6.4

Total general and administrative expenses	$11.7	$24.7	$15.5	$51.9

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the three months ended March 31, 2024 consists of $2.7 million of system development non-operating costs, $2.6 million of professional costs related to corporate development activities, $2.2 million of share-based compensation, and $1.1 million of individually insignificant costs.

	Year Ended December 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income(2)	$—	$—	$82.0	$82.0	$—	$167.5	$249.5
Direct commission income Affiliated entities	199.7	99.4	—	299.1	—	(299.1)	—
Unaffiliated entities	21.9	44.8	—	66.7	—	—	66.7

	Year Ended December 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Net earned premiums	—	—	226.6	226.6	—	—	226.6
Net investment income	1.1	4.2	32.6	37.9	1.0	—	38.9
Net realized gains on investments	—	1.3	0.6	1.9	—	—	1.9
Net unrealized (losses) gains on investments	—	—	(0.7)	(0.7)	19.7	—	19.0

Segment revenues	222.7	149.7	341.1	713.5	20.7	(131.6)	602.6
Losses and loss adjustment expenses	—	—	167.3	167.3	—	—	167.3
Amortization of deferred acquisition costs	—	—	104.2	104.2	—	(22.8)	81.4
General and administrative expenses(3)(4)	51.6	105.6	90.5	247.7	36.5	(56.7)	227.5
Technology and development operating expenses	13.4	—	—	13.4	—	—	13.4

Adjusted EBITDA	$157.7	$44.1	$(20.9)	$180.9	$(15.8)	$(52.1)	$113.0

Interest expenses							(12.1)
Depreciation and amortization							(26.6)
Other expenses(5)							(47.4)
Net foreign exchange gains							5.1

Income before income taxes							$32.0

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9 to our consolidated annual financial statements.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$26.5	$74.3	$30.8	$131.6
Consulting and professional fees	5.6	8.8	15.0	29.4
Other administrative expenses	19.5	22.5	44.7	86.7

Total general and administrative expenses	$51.6	$105.6	$90.5	$247.7

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of i) $30.8 million of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation; and ii) $25.9 million of fees for platform services provided by the Risk Exchange that are expensed by Underwriting and recorded as revenue by Exchange Services. There are offsetting adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2024 consist of $14.7 million of system development non-operating expenses, $13.1 million of professional costs related to corporate development activities, $8.4 million of share-based compensation, $7.0 million of Mission profits sharing expense, and $4.2 million of individually insignificant costs.

	Year Ended December 31, 2023
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income(2)	$—	$—	$78.4	$78.4	$—	$85.8	$164.2
Direct commission income
Affiliated entities	107.7	76.9	—	184.6	—	(184.6)	—
Unaffiliated entities	14.5	23.1	—	37.6	—	—	37.6
Net earned premiums	—	—	105.1	105.1	—	—	105.1
Net investment income	1.1	2.8	12.1	16.0	3.3	—	19.3
Net realized gains on investments	—	—	0.5	0.5	—	—	0.5
Net unrealized gains on investments	—	9.3	5.2	14.5	2.8	—	17.3

Segment revenues	123.3	112.1	201.3	436.7	6.1	(98.8)	344.0
Losses and loss adjustment expenses	—	—	80.3	80.3	—	—	80.3
Amortization of deferred acquisition costs	—	—	68.4	68.4	—	(18.5)	49.9
General and administrative expenses(3)(4)	27.7	80.6	56.0	164.3	31.7	(26.8)	169.2
Technology and development operating expenses	8.5	—	—	8.5	—	—	8.5

Adjusted EBITDA	$87.1	$31.5	$(3.4)	$115.2	$(25.6)	$(53.5)	$36.1

Interest expenses							(10.9)
Depreciation and amortization							(14.5)
Other expenses(5)							(51.1)
Net foreign exchange losses							(3.5)

Loss before income taxes							$(43.9)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9 to our consolidated annual financial statements.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$12.2	$55.8	$30.8	$98.8
Consulting and professional fees	2.5	5.9	11.7	20.1
Other administrative expenses	13.0	18.9	13.5	45.4

Total general and administrative expenses	$27.7	$80.6	$56.0	$164.3

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses consist of $22.9 million of system development non-operating costs, $16.2 million of professional costs related to corporate development activities, $4.8 million of share-based compensation, and $7.2 million of individually insignificant costs.

	Year Ended December 31, 2022
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission (adjustments) income(2)	$—	$—	$(12.2)	$(12.2)	$—	$56.5	$44.3
Direct commission income
Affiliated entities	84.4	41.8	—	126.2	—	(126.2)	—
Unaffiliated entities	17.4	17.1	—	34.5	—	—	34.5
Net earned premiums	—	—	141.2	141.2	—	—	141.2
Net investment income	0.1	1.0	1.5	2.6	—	—	2.6
Net realized losses on investments	—	—	(3.9)	(3.9)	—	—	(3.9)
Net unrealized (losses) gains on investments	—	—	(3.2)	(3.2)	3.5	—	0.3

Segment revenues	101.9	59.9	123.4	285.2	3.5	(69.7)	219.0
Losses and loss adjustment expenses	—	—	99.5	99.5	—	—	99.5
Amortization of deferred acquisition costs	—	—	58.0	58.0	—	(23.0)	35.0
General and administrative expenses(3)(4)	18.1	52.6	47.1	117.8	12.9	(15.1)	115.6
Technology and development operating expenses	8.2	—	—	8.2	—	—	8.2

Adjusted EBITDA	$75.6	$7.3	$(81.2)	$1.7	$(9.4)	$(31.6)	$(39.3)

Interest expenses							(4.2)
Depreciation and amortization							(5.8)
Other expenses(5)							(33.6)
Net foreign exchange losses							(1.4)

Loss before income taxes							$(84.3)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9 to our consolidated annual financial statements.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$10.1	$39.0	$31.2	$80.3
Consulting and professional fees	2.1	4.9	9.7	16.7
Other administrative expenses	5.9	8.7	6.2	20.8

Total general and administrative expenses	$18.1	$52.6	$47.1	$117.8

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses consist of $11.4 million of system development non-operating costs, $8.7 million of previously deferred costs related to a potential securities issuance that were expensed when we suspended those efforts due to adverse equity market conditions in 2022, $5.6 million of professional costs related to corporate development activities, $4.8 million of costs related to the formation of Flywheel Re, and $3.1 million of other individually insignificant costs.

*Non-GAAP financial measures

The following table provides a consolidated summary of our consolidated financial statement results including net income (loss) to Adjusted EBITDA, including the impacts of the consolidation and elimination adjustments, for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022. The nature of transactions among the businesses within our segments has been extensive, notably those between our Risk Exchange and Accelerant-owned insurance companies as we have scaled our business model and look to attract third party insurers to our Risk Exchange and growing network of Members. We therefore view the Adjusted EBITDA generated by our segments as representative of the economics that each would generate if they were independent companies and if the intersegment transactions were with third parties.

	Three Months Ended March 31,		Years Ended December 31,
(in millions)	2025	2024	2024	2023	2022
Revenues
Ceding commission income	$70.7	$65.0	$249.5	$164.2	$44.3
Direct commission income	28.1	11.6	66.7	37.6	34.5
Net earned premiums	63.0	44.0	226.6	105.1	141.2
Net investment income	12.2	7.9	38.9	19.3	2.6
Net realized gains (losses) on investments	2.3	0.4	1.9	0.5	(3.9)
Net unrealized gains (losses) on investments	1.7	(0.8)	19.0	17.3	0.3

Total revenues	178.0	128.1	602.6	344.0	219.0
Expenses
Losses and loss adjustment expenses	45.2	28.7	167.3	80.3	99.5
Amortization of deferred acquisition costs	17.1	22.8	81.4	49.9	35.0
General and administrative expenses	69.9	46.5	227.5	169.2	115.6
Technology and development operating expenses	3.0	2.6	13.4	8.5	8.2
Interest expenses	2.6	3.0	12.1	10.9	4.2
Depreciation and amortization	7.4	4.9	26.6	14.5	5.8
Other expenses	14.2	8.6	47.4	51.1	33.6
Net foreign exchange losses (gains)	3.1	(1.0)	(5.1)	3.5	1.4

Total expenses	162.5	116.1	570.6	387.9	303.3

Income (loss) before income taxes	15.5	12.0	32.0	(43.9)	(84.3)
Income tax expense	(7.7)	(9.9)	(9.1)	(20.2)	(11.3)

Net income (loss)	$7.8	$2.1	$22.9	$(64.1)	$(95.6)
Adjustments:
Other expenses (1)	14.2	8.6	47.4	51.1	33.6
Tax effect of adjustments to net income (loss) (2)	(0.8)	(0.9)	(3.6)	(5.1)	(3.0)

Adjusted net income (loss)	21.2	9.8	66.7	(18.1)	(65.0)
Adjustments:
Add back tax effect of adjustments to net income (loss)	0.8	0.9	3.6	5.1	3.0
Income tax expense	7.7	9.9	9.1	20.2	11.3
Interest expenses	2.6	3.0	12.1	10.9	4.2
Depreciation and amortization	7.4	4.9	26.6	14.5	5.8
Net foreign exchange losses (gains)	3.1	(1.0)	(5.1)	3.5	1.4

Adjusted EBITDA	$42.8	$27.5	$113.0	$36.1	$(39.3)

(1)	Other expenses for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	Three Months Ended March 31,		Years Ended December 31,
	2025	2024	2024	2023	2022
System development non-operating costs	$4.6	$2.7	$14.7	$22.9	$11.4
Professional costs related to corporate development activities	3.6	2.6	13.1	16.2	5.6
Share-based compensation	2.4	2.2	8.4	4.8	—
Mission profit interests expense	1.6	—	7.0	—	—
Initial public offering costs expensed after aborted offering	—	—	—	—	8.7
Flywheel Re formation costs	—	—	—	—	4.8
Individually insignificant costs	2.0	1.1	4.2	7.2	3.1

Total other expenses	$14.2	$8.6	$47.4	$51.1	$33.6

(2)

The tax effect of other expenses adjustments to net income (loss) for each period presented were calculated using the statutory tax rates for each of our legal entities where the expenses were incurred, including certain non-taxing jurisdictions. The statutory tax rates used in the calculations were adjusted in instances where our legal entities have applied full valuation allowances to their respective deferred tax assets of unutilized NOLs. As such, the tax effect for the respective years varies based on the jurisdictional mix of where the expenses were incurred in each year.

Comparison of the Three Months Ended March 31, 2025 and 2024

Exchange Services

As noted above, our segment results are presented prior to elimination and, as such, a portion of Exchange Services direct commission income revenue was generated from transactions with Accelerant Underwriting, which is eliminated upon consolidation. Additionally, a portion of Exchange Services revenue is generated by activity with MGA Operations that is also eliminated upon consolidation, as further described below. In total, Exchange Services direct commission income from Accelerant-affiliated entities accounted for 84% and 88% of the segment’s direct commission income for the three months ended March 31, 2025 and 2024, respectively.

Exchange Services revenue grew by $29.2 million to $70.8 million or 70% for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. This growth is attributable to direct commission income and was driven by an increase in Members from 170 to 232 and Net Revenue Retention of 157% by continuing Members that drove Exchange Written Premium to $985.2 million for the three months ended March 31, 2025 from $583.8 million for the three months ended March 31, 2024. Third-Party Direct Written Premium from our 13 Risk Exchange Insurers comprised 19% of the total Exchange Written Premium for the three months ended March 31, 2025 compared to 9% for the three months ended March 31, 2024. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied. The increase in direct commission income from affiliated entities accounted for $22.5 million of the year-over-year growth in revenue.

Combined general and administrative and technology and development operating expenses for the segment increased to $23.8 million the three months ended March 31, 2025 from $14.3 million for the three months ended March 31, 2024, largely driven by the expansion and scaling to support the growth of the Risk Exchange.

We added to the talent and headcount of our data science, product and technology teams to expand our platform offering. We expect the expenses associated with these areas will not vary directly with the size of the Exchange Written Premium once we have built the desired capabilities. We also added to our distribution, underwriting and claims teams, which are expected to grow more in line with the overall number of Members or size of the portfolio.

Adjusted EBITDA of $47.0 million grew $19.7 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024, as higher Exchange Written Premium volumes (an increase of $401.4 million or 69%) at stable underlying margins were partially offset by higher year-over-year Member profit commission accruals, along with the increase in expenses noted above.

The Adjusted EBITDA margin for the segment for the three months ended March 31, 2025 of 66% was flat compared to the three months ended March 31, 2024 as a result of the increased revenues being offset by the cost of investments we are making in our Risk Exchange capabilities.

MGA Operations

As noted above, our segment results are presented prior to elimination and, as such, a portion of MGA Operations direct commission income revenue was generated from transactions between Accelerant-affiliated entities, which are eliminated upon consolidation. MGA Operations direct commission income from Accelerant Underwriting accounted for 65% and 76% of the segment’s direct commission income for the three months ended March 31, 2025 and 2024, respectively.

MGA Operations revenue grew by $23.5 million to $51.3 million for the three months ended March 31, 2025, resulting from a $21.3 million increase in direct commission income. The increase in direct commission income was driven primarily by Net Revenue Retention of 139% during the period for Mission Members and Owned Members. As of March 31, 2025, we had 47 total Members in MGA Operations consisting of 16 Owned Members and 31 Mission Members. This was an increase of three Members from March 31, 2024. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied. Revenue for the three months ended March 31, 2025 includes $2.0 million in net realized gains on investments related to the valuation of one of our Owned Members, which was previously one of our equity method investments, upon acquiring a controlling interest in the Owned Member during the three months ended March 31, 2025.

The Adjusted EBITDA margin for the segment increased to 39% for the three months ended March 31, 2025 (from 11% in the prior period) due to an increase in direct commission income, partially offset by an increase in general and administrative expenses as the segment continues to scale its operations.

MGA Operations Adjusted EBITDA of $20.1 million increased by $17.0 million for the three months ended March 31, 2025, due to a $21.3 million increase in direct commission income, which included an $18.7 million increase from Mission Underwriters, as well as an increase from our Owned Members of $2.5 million primarily due to organic growth, and an increase of $2.0 million in net realized gains on investments, partially offset by a $6.5 million increase in general and administrative expenses. The increase in general and administrative expenses was driven by the continued investment in Mission Underwriters which contributed $4.4 million of the year-over-year increase, primarily due to investments in newly acquired owned MGAs.

Underwriting

The Underwriting segment revenues of $92.5 million for the three months ended March 31, 2025 grew by 15%, from $80.5 million for the three months ended March 31, 2024. Net earned premium of $63.0 million for the three months ended March 31, 2025 increased by $19.0 million from $44.0 million for the three months ended March 31, 2024 due to our gross written premium growth during the three months ended March 31, 2025. Revenues also benefited from a $2.9 million increase in net investment income due to year-over-year growth in average investment portfolio size and a $0.6 million increase in net unrealized gains on investments. Ceding commission income decreased by $6.4 million over the comparative period as ceding commission income for the three months ended March 31, 2024 due to changes in the mix of premiums we ceded to reinsurers by geography resulting in lower average ceding commission income.

The gross loss ratio on the gross premiums earned was 53.3% and 52.1% for the three months ended March 31, 2025 and 2024, respectively, with our net loss ratio (after impacts of our reinsurance programs) of 71.7% and 65.2%, for the three months ended March 31, 2025 and 2024, respectively. Our net loss ratio differs from the gross loss ratio due to decisions that we make regarding the amount of excess of loss reinsurance secured (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses. While the cost of the excess of loss reinsurance that we incur is reflected in our earned premiums, any reimbursements for such excess of loss reinsurance in the form of the ceding commissions we receive from risk capital partners are not reflected in either our gross or net loss ratio.

During the three months ended March 31, 2025, we recorded net catastrophe losses and LAE of $2.0 million related to the January 2025 wildfires in Southern California. These losses were $40.0 million before ceded losses and LAE to our quota share and excess of loss reinsurance treaties of $38.0 million.

The components of our Underwriting segment gross and net loss ratios are set forth in the tables below:

	Three Months Ended March 31, 2025
(in millions)	Gross	Ceded -Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$718.8	$(620.4)	$(35.4)	$63.0
Losses and loss adjustment expenses	382.8	(327.2)	(10.4)	45.2

Loss ratio	53.3%	52.7%	29.4%	71.7%

	Three Months Ended March 31, 2024
(in millions)	Gross	Ceded -Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$450.7	$(388.9)	$(17.8)	$44.0
Losses and loss adjustment expenses	234.7	(205.8)	(0.2)	28.7

Loss ratio	52.1%	52.9%	1.1%	65.2%

Adjusted EBITDA for the Underwriting segment of $11.0 million for the three months ended March 31, 2025 increased $3.9 million as compared to Adjusted EBITDA of $7.1 million for the three months ended March 31, 2024. The increase in Adjusted EBITDA was driven by the aforementioned increase in revenue and decrease in operating expenses of $4.0 million due to improved operating leverage as the segment continues to reach operational maturity, partially offset by the impact of the California wildfires.

Corporate and Other

Corporate and Other includes the general and administrative expenses and investment results of our holding companies. Adjusted EBITDA loss from Corporate and Other of $12.1 million for the three months ended March 31, 2025 increased by $8.6 million as compared to the three months ended March 31, 2024 primarily due to increased costs to support the growth of the business, as partially offset by aggregate realized investment gain and investment income of $2.4 million.

Consolidation and Elimination Adjustments

As noted above, our business includes transactions that occur among our various segments. Our Accelerant-owned insurance companies within our Underwriting segment accounted for the majority of our Exchange Written Premium during the three months ended March 31, 2025 and 2024 as we built out our business model and proved the value proposition for the connection of our Members and the Risk Exchange. We expect the amount of premium written with Risk Exchange Insurers to grow significantly over time. Similarly, Mission Members and Owned Members transact with our Risk Exchange in the sourcing of business. Our equity ownership interests in Mission Members and Owned Members allow us to participate in those commissions earned that otherwise would be paid to third parties or our Independent Members. The transactions among these entities must be eliminated in consolidation as they represent transactions among entities under common control. However, there are considerable benefits to these intercompany transactions, as we retain associated economics rather than incurring costs otherwise paid to third parties, thereby lowering our expense base.

The impacts to our financial statements can be observed in the consolidation and elimination adjustments column within our presentation of segments above. The following represents an explanation of the various components of activity for the three months ended March 31, 2025 and 2024.

Impacts to direct commission income for Exchange Services and MGA Operations

Revenue generated from transactions between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) of $90.5 million and $57.0 million for the three months ended March 31, 2025 and 2024, respectively, were eliminated, reflected by a corresponding offsetting entry in the consolidation and elimination adjustments column above. We present the segment results on a standalone basis, as if they were transactions with third parties, to assess their individual performance as well as to derive insight on the results we expect in the future as more business is sourced from Risk Exchange Insurers.

Impacts to ceding commission income and amortization of deferred acquisition costs

The operating results of our Underwriting segment presented above include the full commissions paid to Exchange Services in the form of deferred acquisition costs. These costs are required to be capitalized and then amortized over the related policy term. Ceding commissions received from third-party reinsurers are first offset against the deferred acquisition costs for the business ceded, with any resulting excess ceding commissions amortized over the corresponding policy term as ceding commission income. These two factors result in the Underwriting segment incurring higher amortization of DAC expense and lower ceding commission income due to the presentation of the segment’s operating results on a standalone basis. Commissions paid to affiliates are eliminated, resulting in lower consolidated deferred acquisition costs. This elimination increased the amount of ceding commission income (adjustments to increase ceding commission income by $51.5 million and $35.2 million for the three months ended March 31, 2025 and 2024, respectively) and lowered amortization of deferred acquisition costs (adjustments to decrease amortization expense by $7.7 million and $6.4 million for the three months ended March 31, 2025 and 2024, respectively).

Impacts to general and administrative expenses

There are various allocations of costs between the operating segments which are similarly eliminated in consolidation. These eliminations were $8.1 million and $8.9 million for the three months ended March 31, 2025 and 2024, respectively.

Comparison of the Years Ended December 31, 2024 and 2023

Exchange Services

As noted above, our segment results are presented prior to elimination and, as such, a portion of Exchange Services direct commission income revenue was generated from transactions with Accelerant Underwriting, which is eliminated upon consolidation. Additionally, a portion of Exchange Services revenue is generated by activity with MGA Operations that is also eliminated upon consolidation, as further described below. In total, Exchange Services direct commission income from Accelerant-affiliated entities accounted for 90% and 88% of the segment’s direct commission income for the years ended December 31, 2024 and 2023, respectively.

Exchange Services revenue grew by $99.4 million to $222.7 million or 81% for the year ended December 31, 2024 as compared to 2023. This growth is attributable to direct commission income and was driven by an increase in Members from 155 to 217 and Net Revenue Retention of 153% by continuing Members that drove

Exchange Written Premium to $3.11 billion for the year ended December 31, 2024 from $1.79 billion for the year ended December 31, 2023. Third-Party Direct Written Premium from our 13 Risk Exchange Insurers comprised 16% of the total Exchange Written Premium for the year ended December 31, 2024. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied. The increase in direct commission income from affiliated entities accounted for $92.0 million of the year-over-year growth in revenue.

Expenses for the segment increased to $65.0 million the year ended December 31, 2024 from $36.2 million for the year ended December 31, 2023, largely driven by the expansion and year-over-year scaling to support the growth of the Risk Exchange.

We added to the talent and headcount of our data science, product and technology teams to expand our platform offering. We expect the expenses associated with these areas will not vary directly with the size of the Exchange Written Premium once we have built the desired capabilities. We also added to our distribution, underwriting and claims teams, which are expected to grow more in line with the overall number of Members or size of the portfolio.

Adjusted EBITDA of $157.7 million grew $70.6 million for the year ended December 31, 2024 as compared to 2023, as higher Exchange Written Premium volumes (an increase of $1.32 billion or 74%) at improved underlying margins primarily due to our increased Third-Party Direct Written Premium were partially offset by higher year-over-year Member profit commission accruals, along with the increase in general and administrative expenses noted above.

The Adjusted EBITDA margin of 71% for the segment for the year ended December 31, 2024 was flat compared to prior year as a result of the increased revenues being offset by the cost of investments we are making in our Risk Exchange capabilities.

MGA Operations

As noted above, our segment results are presented prior to elimination and, as such, a portion of MGA Operations direct commission income revenue was generated from transactions between Accelerant-affiliated entities, which are eliminated upon consolidation. MGA Operations direct commission income from Accelerant Underwriting accounted for 69% and 77% of the segment’s direct commission income for the years ended December 31, 2024 and 2023, respectively.

MGA Operations revenue grew by $37.6 million to $149.7 million for the year ended December 31, 2024, resulting from a $44.2 million increase relating to direct commission income, offset by a decrease in investment returns, which is net investment income and net realized and unrealized gains on investments, of $6.6 million primarily related to a net realized gain recognized in the prior year. The increase in direct commission income was driven primarily by strong Net Revenue Retention of 130% during the period for Mission Members and Owned Members. As of December 31, 2024, we had 47 total Members in MGA Operations consisting of 17 Owned Members and 30 Mission Members. This was an increase of six Members from December 31, 2023. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied.

The Adjusted EBITDA margin for the segment increased to 29% for the year ended December 31, 2024 (from 28% in the prior period) due to an increase in direct commission income, partially offset by an increase in general and administrative expenses as the segment continues to scale its operations. On average, we expect our Mission Members to be profitable in 18 months from the date of becoming a Member.

MGA Operations Adjusted EBITDA of $44.1 million increased by $12.6 million for the year ended December 31, 2024, due to a $44.2 million increase in direct commission income, which included a $10.9 million increase from our Owned Members due to organic growth, as well as growth in Mission Underwriters, which contributed $33.3 million to the increase in direct commission income, partially offset by a $25.0 million increase in general and administrative expenses as well as a decrease in investment returns of $6.6 million. The increase in general and administrative expenses was driven by the continued investment in Mission Underwriters which contributed $20.2 million of the year-over-year increase, primarily due to investments in newly acquired owned MGAs.

Underwriting

The Underwriting segment revenues of $341.1 million for the year ended December 31, 2024 grew by 69%, from $201.3 million for 2023. Net earned premium of $226.6 million for the year ended December 31, 2024 increased by $121.5 million from $105.1 million for 2023 due to our gross written premium growth during the year ended December 31, 2024. This overall premium growth had an associated positive impact on ceding commission income which increased $3.6 million over the comparative period. The remaining increase in revenue related to a $20.5 million increase in net investment income due to year-over-year improvements in market conditions and larger portfolio size, partially offset by a $5.9 million negative variance in net unrealized gains on investments.

The gross loss ratio on the gross premiums earned was 54.3% and 51.3% for the years ended December 31, 2024 and 2023, respectively, with our net loss ratio (after impacts of our reinsurance programs) of 73.8% and 76.4%, for the years ended December 31, 2024 and 2023, respectively. Our net loss ratio differs from the gross loss ratio due to decisions that we make regarding the amount of excess of loss reinsurance secured (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses. While the cost of the excess of loss reinsurance that we incur is reflected in our earned premiums, any reimbursements for such excess of loss reinsurance in the form of the ceding commissions we receive from risk capital partners are not reflected in either our gross or net loss ratio.

The components of our Underwriting segment gross and net loss ratios are set forth in the tables below:

	Year Ended December 31, 2024
(in millions)	Gross	Ceded - Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$2,231.6	$(1,916.3)	$(88.7)	$226.6
Losses and loss adjustment expenses	1,212.1	(1,022.8)	(22.0)	167.3

Loss ratio	54.3%	53.4%	24.8%	73.8%

	Year Ended December 31, 2023
(in millions)	Gross	Ceded - Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$1,319.4	$(1,149.7)	$(64.6)	$105.1
Losses and loss adjustment expenses	677.2	(589.3)	(7.6)	80.3

Loss ratio	51.3%	51.3%	11.8%	76.4%

Adjusted EBITDA loss for the Underwriting segment of $20.9 million for the year ended December 31, 2024 increased $17.5 million as compared to an Adjusted EBITDA loss of $3.4 million for 2023. The increase in Adjusted EBITDA loss is driven by updated loss estimates and development and the related negative impact to sliding scale commissions primarily relating to EU and UK liability risks for the 2022 underwriting year for members that have either been discontinued or are now subject to significant responsive underwriting actions, as well as increased general and administrative expenses due to scaling of operations to support growth across our business model. Partially offsetting this decline was a $14.7 million improvement in investment returns driven by year-over-year market outperformance.

Corporate and Other

Corporate and Other includes the general and administrative expenses and investment results of our holding companies.

Adjusted EBITDA loss from Corporate and Other of $15.8 million for the year ended December 31, 2024 decreased by $9.8 million as compared to 2023 primarily due to investment gains related to our combined investments in the equity and warrants of an emerging technology enabled third-party administrator (that also provides services to certain of our Members).

Consolidation and Elimination Adjustments

As noted above, our business includes transactions that occur among our various segments. Our Accelerant-owned insurance companies within our Underwriting segment accounted for the majority of our Exchange Written Premium during the years ended December 31, 2024 and 2023 as we built out our business model and proved the value proposition for the connection of our Members and the Risk Exchange. We expect the amount of premium written with Risk Exchange Insurers to grow significantly over time. Similarly, Mission Members and Owned Members transact with our Risk Exchange in the sourcing of business. Our equity ownership interests in Mission Members and Owned Members allow us to participate in those commissions earned that otherwise would be paid to third parties or our Independent Members. The transactions among these entities must be eliminated in consolidation as they represent transactions among entities under common control. However, there are considerable benefits to these intercompany transactions, as we retain associated economics rather than incurring costs otherwise paid to third parties, thereby lowering our expense base.

The impacts to our financial statements can be observed in the consolidation and elimination adjustments column within our presentation of segments above. The following represents an explanation of the various components of activity for the years ended December 31, 2024 and 2023.

Impacts to direct commission income for Exchange Services and MGA Operations

Revenue generated from transactions between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) of $299.1 million and $184.6 million for the years ended December 31, 2024 and 2023, respectively, were eliminated, reflected by a corresponding offsetting entry in the consolidation and elimination adjustments column above. We present the segment results on a standalone basis, as if they were transactions with third parties, to assess their individual performance as well as to derive insight on the results we expect in the future as more business is sourced from Risk Exchange Insurers.

Impacts to ceding commission income and amortization of deferred acquisition costs

The operating results of our Underwriting segment presented above include the full commissions paid to Exchange Services in the form of deferred acquisition costs. These costs are required to be capitalized and then amortized over the related policy term. Ceding commissions received from third-party reinsurers are first offset against the deferred acquisition costs for the business ceded, with any resulting excess ceding commissions amortized over the corresponding policy term as ceding commission income. These two factors result in the Underwriting segment incurring higher amortization of DAC expense and lower ceding commission income due to the presentation of the segment’s operating results on a standalone basis. Commissions paid to affiliates are eliminated, resulting in lower consolidated deferred acquisition costs. This elimination increased the amount of ceding commission income (adjustments to increase ceding commission income by $167.5 million and $85.8 million for the years ended December 31, 2024 and 2023, respectively) and lowered amortization of deferred acquisition costs (adjustments to decrease amortization expense by $22.8 million and $18.5 million for the years ended December 31, 2024 and 2023, respectively).

Impacts to general and administrative expenses

There are various allocations of costs between the operating segments which are similarly eliminated in consolidation. These eliminations were $56.7 million and $26.8 million for the years ended December 31, 2024 and 2023, respectively.

Comparison of the Years Ended December 31, 2023 and 2022

Exchange Services

As noted above, our segment results are presented prior to elimination and, as such, a portion of Exchange Services direct commission income revenue was generated from transactions with Accelerant Underwriting, which is eliminated upon consolidation. Additionally, a portion of Exchange Services revenue is generated by activity with MGA Operations that is also eliminated upon consolidation, as further described below. In total, Exchange Services direct commission income from Accelerant-affiliated entities accounted for 88% and 83% of the segment’s direct commission income for the years ended December 31, 2023 and 2022, respectively.

Exchange Services revenue grew by $21.4 million to $123.3 million or 21% for the year ended December 31, 2023 as compared to the prior year. This growth is mostly attributable to direct commission income and was driven by an increase in Members from 101 to 155 and Net Revenue Retention of 133% by continuing Members that drove Exchange Written Premium to $1.79 billion for the year ended December 31, 2023 from $1.20 billion for the year ended December 31, 2022. Third-Party Direct Written Premium from our five Risk Exchange Insurers comprised 10% of the total Exchange Written Premium for the year ended December 31, 2023. Direct commission income for 2023 also included $4.8 million of negative commission income adjustments related to the effect of sliding scale commissions from adverse development on legacy run-off business written in 2020 and 2019 as compared to favorable sliding scale commission adjustments from the same business of $5.9 million in 2022. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied. The increase in direct commission income from affiliated entities accounted for $23.3 million of the year-over-year growth in revenue.

General and administrative expenses for the segment increased to $27.7 million for the year ended December 31, 2023 from $18.1 million for the year ended December 31, 2022, largely driven by the expansion and year-over-year scaling to support the growth in the U.S. market and across the Risk Exchange.

We added to the talent and headcount of our data science, product and technology teams to expand our platform offering. We expect the expenses associated with these areas will not vary directly with the size of the Exchange Written Premium once we have built the desired capabilities. We also added to our distribution, underwriting and claims teams, which are expected to grow more in line with the overall number of Members or size of the portfolio.

Adjusted EBITDA of $87.1 million grew $11.5 million for the year ended December 31, 2023 as compared to the same period in the prior year, as higher Exchange Written Premium volumes (an increase of $586.6 million or 49%) at stable underlying margins were partially offset by higher year-over-year Member profit commission accruals, along with the increase in general and administrative expenses noted above.

The Adjusted EBITDA margin for the segment for the year ended December 31, 2023 was 71%, slightly lower than 74% in 2022, reflecting the investments we are making in our Risk Exchange capabilities.

MGA Operations

As noted above, our segment results are presented prior to elimination and, as such, a portion of MGA Operations direct commission income revenue was generated from transactions between Accelerant-affiliated entities, which are eliminated upon consolidation. MGA Operations direct commission income from Accelerant Underwriting accounted for 77% and 71% of the segment’s direct commission income for the years ended December 31, 2023 and 2022, respectively.

MGA Operations revenue grew by $52.2 million to $112.1 million for the year ended December 31, 2023, with $35.1 million of the period-over-period increase relating to direct commission income from affiliated entities. The increase was driven primarily by strong Net Revenue Retention of 155% during the year for Mission Members and Owned Members. As of December 31, 2023, we had 41 total Members in MGA Operations consisting of 16 Owned Members and 25 Mission Members. This was an increase of 10 Members from 2022. Revenues are recognized in accordance with written premium when the performance obligations underlying the services have been satisfied. Revenue for the year ended December 31, 2023 includes a $9.3 million investment gain related to the valuation of one of the Owned Members which we account for under the measurement alternative.

The Adjusted EBITDA margin for the segment increased to 28% for the year ended December 31, 2023 (from 12% in the prior year) due to the growth in revenue outpacing the increase in general and administrative expenses, as the segment continues to scale in its operations.

MGA Operations Adjusted EBITDA of $31.5 million grew $24.2 million for the year ended December 31, 2023, due to the $9.3 million investment gain noted above and a $41.1 million increase in direct commission income, which included a $17.3 million increase from our Owned Members due to organic growth, as well as significant growth in Mission Underwriters, which contributed $23.8 million to the increase in direct commission income, partially offset by a $28.0 million increase in general and administrative expenses driven by the continued investment in Mission Underwriters, which contributed $19.7 million of the increase in general and administrative expenses primarily driven by investments in newly formed MGAs. As new teams of specialty underwriters leave their former insurance company employers to start Mission Members, there is an amount of formation expenses required to stand their products up on Mission’s policy administration system.

Underwriting

The Underwriting segment revenues of $201.3 million for the year ended December 31, 2023 grew by 63%, from $123.4 million for the same period in the prior year. Net earned premium of $105.1 million for the year ended December 31, 2023 decreased by $36.1 million from $141.2 million for the prior year, as we decreased the amount of business we retained in 2023 as explained above. This decrease in premium retention had an associated positive impact on ceding commission income, which increased $90.6 million over the comparative period. The remaining increase in revenue related to increases in net investment income and net realized and unrealized gains on investments due to year-over-year improvements in market conditions.

The gross loss ratio on the gross premiums earned was 51.3% and 55.5% for the years ended December 31, 2023 and 2022, respectively, with our net loss ratio (after impacts of our reinsurance programs) of 76.4% and 70.5%, for the years ended December 31, 2023 and 2022, respectively. Our net loss ratio differs from the gross loss ratio due to decisions that we make regarding the amount of excess of loss reinsurance we obtain (since this will reduce the amount of retained premiums we have). The decision to engage such reinsurance, which inures to the benefit of our risk capital partners, supports our management of downside risk to large losses. While the cost of the excess of loss reinsurance that we incur is reflected in our earned premiums, any reimbursements for such excess of loss reinsurance in the form of the ceding commissions we receive from risk capital partners are not reflected in either our gross or net loss ratio.

The components of our Underwriting segment gross and net loss ratios are set forth in the tables below:

	Year Ended December 31, 2023
(in millions)	Gross	Ceded - Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$1,319.4	$(1,149.7)	$(64.6)	$105.1
Losses and loss adjustment expenses	677.2	(589.3)	(7.6)	80.3

Loss ratio	51.3%	51.3%	11.8%	76.4%

	Year Ended December 31, 2022
(in millions)	Gross	Ceded - Quota Share	Ceded - Excess of Loss & Other	Net
Earned premium	$778.6	$(601.4)	$(36.0)	$141.2
Losses and loss adjustment expenses	431.8	(314.4)	(17.9)	99.5

Loss ratio	55.5%	52.3%	49.7%	70.5%

Adjusted EBITDA loss for the Underwriting segment of $3.4 million for the year ended December 31, 2023 decreased $77.8 million as compared to the prior year. The improvement in Adjusted EBITDA loss included a $23.4 million relative improvement in investment returns driven by year-over-year market performance, and the year ended December 31, 2022 included a $34.1 million impact of updated loss estimates and development primarily relating to one large European Member for the 2020 underwriting year and the related negative impact to sliding scale commissions. Ceding commission income for the year ended December 31, 2023 included a reduction of $19.1 million for net sliding scale adjustments resulting from the loss experience of covered insurance contracts. The year-over-year comparison also benefited from the impact to ceding commission income associated with decreasing our premium retention, as noted above. These improvements were partially offset by an $8.9 million increase in general and administrative expenses due to scaling of operations to support growth in the U.S. market and across the Accelerant business model.

Corporate and Other

Corporate and Other includes the general and administrative expenses and investment results of our holding companies.

Adjusted EBITDA loss from Corporate and Other of $25.6 million for the year ended December 31, 2023 increased by $16.2 million as compared to the same period in the prior year, driven by increases in headcount to support growth of the organization, partially offset by investment income and unrealized gains on investments.

Consolidation and Elimination Adjustments

As noted above, our business includes transactions that occur among our various segments. Our owned insurance companies within our Underwriting segment accounted for a majority of our Exchange Written Premium during the years ended December 31, 2023 and 2022 as we built out our business model and proved the value proposition for the connection of our Members and the Risk Exchange. We expect the amount of premium written with Risk Exchange Insurers to grow significantly over time. Similarly, Mission Members and Owned Members transact with our Risk Exchange in the sourcing of business. Our equity ownership interests in Mission Members and Owned Members allow us to participate in those commissions earned that otherwise would be paid to third parties or our Independent Members. The transactions among these entities must be eliminated in consolidation as they represent transactions among entities under common control. However, there are considerable benefits to these intercompany transactions, as we retain associated economics rather than incurring costs otherwise paid to third parties, lowering our expense base.

The impacts to our financial statements can be observed in the consolidation and elimination adjustments column within our presentation of segments above. The following represents an explanation of the various components of activity for the years ended December 31, 2023 and 2022.

Impacts to direct commission income for Exchange Services and MGA Operations

Revenue generated from transactions between Accelerant-affiliated entities (including from Underwriting to Exchange Services and Exchange Services to MGA Operations) of $184.6 million and $126.2 million for the years ended December 31, 2023 and 2022, respectively, were eliminated, reflected by a corresponding offsetting entry in the consolidation and elimination adjustments column above. We present the segment results on a standalone basis, as if they were transactions with third parties, to assess their individual performance as well as to derive insight on the results we expect in the future as more business is sourced from Risk Exchange Insurers.

Impacts to ceding commission income and amortization of deferred acquisition costs

The operating results of our Underwriting segment presented above include the full commissions paid to Exchange Services in the form of DAC. These costs are required to be capitalized and then amortized over the related policy term. Ceding commissions received from third-party reinsurers are first offset against the DAC for the business ceded, with any resulting excess ceding commissions amortized over the corresponding policy term as ceding commission income. These two factors result in the Underwriting segment incurring higher amortization of DAC expense and lower ceding commission income due to the presentation of the segment’s operating results on a standalone basis. Commissions paid to affiliates are eliminated, resulting in lower consolidated DAC. This elimination increased the amount of ceding commission income (adjustments to increase ceding commission income by $85.8 million and $56.5 million for the years ended December 31, 2023 and 2022, respectively) and lowered amortization of DAC (adjustments to decrease amortization expense by $18.5 million and $23.0 million for the years ended December 31, 2023 and 2022, respectively).

Impacts to general and administrative expenses

There are various allocations of costs between the operating segments which are similarly eliminated in consolidation. These eliminations were $26.8 million and $15.1 million for the years ended December 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

General

Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Accelerant Holdings’ insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. See “Regulation.” Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations, and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. Accelerant Holdings supports its liquidity needs with available liquid cash resources and short duration, high-quality fixed income portfolios.

Sources and uses of funds

Accelerant Holdings is a holding company with no substantial operations of its own and its assets consist primarily of its investments in subsidiaries. Its cash needs primarily consist of the payment of corporate expenses, interest payments on senior notes and strategic investment opportunities (i.e., into MGA Operations). We may receive cash through (1) issuance of mezzanine equity, permanent equity or debt securities, (2) loans from banks, (3) corporate service fees from our Exchange Services, MGA Operations and Underwriting segments, (4) payments from subsidiaries pursuant to our consolidated tax allocation agreements, and (5) dividends from subsidiaries within the Exchange Services, MGA Operations and Underwriting segments. We may use the proceeds from these sources to support business growth, invest in Member MGAs and Mission Underwriters, pay taxes, and for other business purposes.

The Exchange Services and MGA Operations segments generate cash from net commission income from the services provided to both affiliates and third parties.

Cash generated by our insurance and reinsurance operating subsidiaries is used primarily to settle loss and LAE, reinsurance premiums, acquisition costs, interest expense, taxes, and general and administrative expenses. The underwriting segment generates liquidity, as premiums are received in advance of the time that losses are paid.

We file a consolidated federal income tax return for our U.S. subsidiaries, and under our corporate tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service.

As of March 31, 2025, we had $1.99 billion in investments, cash, cash equivalents and restricted cash, compared to $1.88 billion as of December 31, 2024. As of March 31, 2025, we had $340.5 million within current accounts and money-market accounts of non-regulated entities, primarily our agencies servicing the Risk Exchange and holding companies, included within the total cash and investments, compared to $266.7 million as of December 31, 2024.

Financial Condition

Equity

As of March 31, 2025 and December 31, 2024, total equity was $454.4 million and $427.0 million, respectively. The change as of March 31, 2025 compared to December 31, 2024 was primarily due to acquisition of non-controlling interests of $11.0 million from our step-acquisition of a subsidiary company, other comprehensive income of $8.5 million, net income of $7.8 million, and share-based compensation of $2.4 million, partially offset by dividends paid to non-controlling interests of $2.3 million.

Cash, Cash Equivalents and Restricted Cash

As of March 31, 2025 and December 31, 2024, we had cash and cash equivalents balances of $1.29 billion and $1.27 billion, respectively. As of March 31, 2025, we had restricted cash and cash equivalents balances of $52.7 million. Cash and cash equivalents are comprised of amounts in interest-bearing deposit accounts with financial institutions insured by the FDIC up to $250 thousand per account. Restricted cash and cash equivalents are comprised of cash and money market funds that have been contributed toward trusts. Generally, our cash and cash equivalents in interest-bearing deposit accounts may exceed FDIC insurance limits exposing us to credit risk in the event of default by the financial institutions. We believe the risk of loss from such an event of default is minimal, however, we periodically review the financial stability of these institutions.

Investment Portfolio

Our invested assets consist of fixed maturity securities, short-term investments, equity method investments, equity securities, and other investments. As of March 31, 2025, 83% of our investments were comprised of $582.7 million of available for sale fixed maturity securities. Also included in our investments were $8.9 million of equity method investments, $64.2 million of short-term investments available for sale, at fair value, and $47.0 million of other investments.

Our investment portfolio has consistently maintained high credit quality and short duration investments that are positioned for capital preservation. We primarily invest in liquid, short-and medium-term securities, investment-grade fixed income, bond fund investment vehicles with low duration and volatility with the primary objectives of matching assets with liabilities and covering near-term obligations. We limit our exposure to alternative investments. As of March 31, 2025, our cash and fixed income and short-term investments portfolio represented 97% of our total portfolio. 88% of our fixed income and short-term investments carried an S&P fixed income rating of “A” or higher, the balance of which was rated “BBB”, and maintained a duration of 2.8 years.

In 2023, we executed a partial investment management transition from Mercer Investments LLC (“Mercer”) and Loomis, Sayles & Company, L.P. (“Loomis”), the previous subadvisors on the U.S. portfolio, to Wellington

Management Company (“Wellington”), with the full transition of all of our global assets under management to Wellington completed during the first half of 2024. The investment management expenses were $0.2 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

The material terms of the Mercer and Loomis contracts were as follows: fees of 25 basis points of assets under management; no minimum asset under management requirements; no minimum term of agreement; and termination by either party with 30 days notice.

The material terms of the Wellington contract are as follows: fees of 12 basis points for the first $200.0 million of assets under management, on a reducing tier basis to 7 basis points for assets under management of $1.0 billion or greater; no minimum asset under management requirements; no minimum term of agreement; we can terminate this agreement at any time; and Wellington can terminate with three months notice or with immediate effect if required by a competent regulatory authority or law.

The following table summarizes the components of our total investments and cash, cash equivalents and restricted cash as of March 31, 2025, December 31, 2024 and 2023:

	March 31, 2025		December 31, 2024		December 31, 2023
(in millions)	Fair value	% of total	Fair value	% of total	Fair value	% of total
Short-term investments	$64.2	3%	$64.8	3%	$8.0	1%
Fixed maturity securities	582.7	29%	479.5	25%	86.5	8%
Equity securities	—	—%	—	—%	116.7	11%
Equity method investments	8.9	—%	18.2	1%	15.7	2%
Other investments	47.0	2%	45.3	2%	25.5	2%
Cash, cash equivalents and restricted cash	1,290.7	66%	1,273.0	69%	775.4	76%

Total investments and cash, cash equivalents and restricted cash	$1,993.5	100%	$1,880.8	100%	$1,027.8	100%

Fixed maturity securities and Short-term investments

At March 31, 2025, December 31, 2024 and 2023, the fair values of fixed maturity and short-term investments were as follows:

	March 31, 2025		December 31, 2024		December 31, 2023
(in millions)	Fair value	% of total	Fair value	% of total	Fair value	% of total
Corporate	$223.3	35%	$174.0	32%	$30.6	32%
U.S. government and agency	155.5	24%	128.2	24%	32.1	34%
Non-U.S. government and agency	174.6	27%	158.6	29%	2.6	3%
Residential mortgage-backed	45.6	7%	43.0	8%	18.4	19%
Commercial mortgage-backed	21.1	3%	18.4	3%	2.8	3%
Other asset-backed securities	26.8	4%	22.1	4%	8.0	9%

Total fixed maturity and short-term investments	$646.9	100%	$544.3	100%	$94.5	100%

The following table summarizes the credit quality of fixed maturity and short-term investments as of March 31, 2025, December 31, 2024 and 2023:

(in millions)	March 31, 2025		December 31, 2024		December 31, 2023
Rating	Fair value	% of total	Fair value	% of total	Fair value	% of total
AAA	$133.5	21%	$110.1	20%	$11.9	13%
AA	310.0	48%	276.1	51%	47.6	50%
A	126.8	20%	92.6	17%	20.4	22%
BBB	76.6	11%	65.5	12%	14.6	15%

Total fixed maturity and short-term investments	$646.9	100%	$544.3	100%	$94.5	100%

The amortized cost and fair values of fixed maturity and short-term investments by contractual maturity were as follows:

	March 31, 2025			December 31, 2024			December 31, 2023
(in millions)	Amortized cost	Fair value	% of total	Amortized cost	Fair value	% of total	Amortized cost	Fair value	% of total
Due in one year or less	$114.2	$114.4	18%	$105.6	$104.6	19%	$18.6	$18.6	20%
Due after one year through five years	342.6	343.7	53%	277.0	275.0	51%	45.6	45.6	48%
Due after five years through ten years	89.2	88.3	14%	76.4	75.0	14%	1.1	1.1	1%
Due after ten years	7.4	7.0	1%	6.5	6.2	1%	—	—	—%
Residential mortgage-backed	46.0	45.6	7%	44.4	43.0	8%	19.0	18.4	19%
Commercial mortgage-backed	20.9	21.1	3%	18.6	18.4	3%	2.8	2.8	3%
Other asset-backed securities	26.7	26.8	4%	22.1	22.1	4%	8.0	8.0	9%

Total	$647.0	$646.9	100%	$550.6	$544.3	100%	$95.1	$94.5	100%

Equity securities

Our investment in equity securities consists of mutual funds that primarily invest in high-quality debt securities and were as follows as of December 31, 2023 (there were no equity security holdings as of March 31, 2025 or December 31, 2024):

(in millions)	December 31, 2023
Equity securities, at fair value	$116.7

The following table summarizes the credit quality of equity securities as of December 31, 2023:

(in millions)	December 31, 2023
Rating	Fair value	% of Total equity securities
AAA	$11.6	10%
AA	16.9	14%
A	41.2	35%
BBB	37.6	32%
BB and lower	9.4	9%

Total equity securities	$116.7	100%

The following tables summarize the concentration by sector and industry of equity securities as of December 31, 2023:

(in millions)	December 31, 2023
Sector	Fair value	% of Total equity securities
Financials	$59.7	53%
Government	17.9	18%
Healthcare	6.8	4%
Consumer Discretionary	4.9	3%
Industrials	4.9	3%
Consumer Staples	5.5	3%
Information Technology	3.1	2%
Utilities	3.8	2%
Communication Services	3.3	3%
Other	6.8	9%

Total equity securities	$116.7	100%

(in millions)	December 31, 2023
Industry	Fair value	% of Total equity securities
Banks	$43.8	38%
Government	17.9	15%
Financial Services	13.8	12%
Food, Beverage & Tobacco	4.4	4%
Health Care Equipment & Services	4.6	4%
Utilities	3.8	3%
Insurance	2.1	2%
Extraterritorial Organizations	3.8	3%
Telecommunication Services	2.3	2%
Commercial & Professional Services	2.0	2%
Capital Goods	2.3	2%
Consumer Services	2.3	2%
Technology Hardware, Storage & Peripherals	1.4	1%
Pharmaceuticals, Biotechnology & Life Sciences	2.2	2%
Other	10.0	8%

Total equity securities	$116.7	100%

As of December 31, 2023, the mutual funds included in equity securities contained no exposure to an individual issuer greater than 2% of total equity, with the exception of certain high-quality government bonds. As at December 31, 2023, total equity securities included $14.4 million (11.9%) of United Kingdom bonds.

In early 2024, we repositioned our investment mix to consist primarily of high-quality fixed maturity investments instead of equity securities.

Cash Flows

Our most significant source of cash inflow is from premiums received from our insureds, which, for most policies, we receive at the beginning of the coverage period. Our most significant cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, with the potential for a multi-year timeline, we invest the cash in various investment securities that earn interest and dividends. We also use cash to pay commissions to brokers, as well as to pay for ongoing operating expenses such as salaries, consulting services and taxes. As described under “Reinsurance” below, we use reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

Our cash flows for the three months ended March 31, 2025 and 2024 were:

	Three Months Ended March 31,
(in millions)	2025	2024
Cash, cash equivalents and restricted cash provided by (used in):
Operating activities	$91.8	$144.3
Investing activities	(89.7)	(90.3)
Financing activities	(2.3)	(1.9)
Effect of foreign currency rate change on cash, cash equivalents and restricted cash	17.9	(2.6)

Net change in cash, cash equivalents, and restricted cash	$17.7	$49.5

Operating Activities

We believe that claim payments will be sufficiently supported by annual positive cash flows from operating activities. However, should operating cash flows be insufficient to fund claim payment obligations, we would use alternative internal funding sources from cash and cash equivalent balances, liquidation of portfolio investments and potential external sources, such as credit facilities. Our fixed portfolio is weighted towards conservative, high-quality securities. Management expects that, if necessary, the full value of cash, cash equivalents, short-term and fixed income investments could be available in two to three business days under normal market conditions.

Net cash proceeds from operating activities for the three months ended March 31, 2025 and 2024 were $91.8 million and $144.3 million, respectively. The year-over-year decrease in cash provided by operating activities is primarily attributable to timing differences within our insurance and reinsurance activities partially offsetting cash generated by the growth of our Risk Exchange.

Investing Activities

Our portfolio is weighted towards conservative, high-quality securities as well as cash and cash equivalent investments, such as money market funds. We also hold investments in alternative securities that typically report on a consistent lag basis whereby their valuation may change in response to future financial performance of the investees.

For the three months ended March 31, 2025, net cash used in investing activities was $89.7 million, which is primarily related to purchases of high-quality fixed maturity securities, partially offset by sales and maturities of fixed maturity securities.

For the three months ended March 31, 2024, net cash used in investing activities was $90.3 million, which is primarily related to the repositioning of our investment portfolio through the divestment of our mutual funds into separately managed portfolios mainly investing in high-quality fixed maturity securities during the period, as well as net purchases of short-term investments.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2025 and 2024 was $2.3 million and $1.9 million, respectively, and primarily related to dividends paid to non-controlling interests.

Our cash flows for the years ended December 31, 2024, 2023 and 2022 were:

	Years Ended December 31,
(in millions)	2024	2023	2022
Cash, cash equivalents and restricted cash provided by (used in):
Operating activities	$785.7	$290.0	$67.5
Investing activities	(380.1)	(12.6)	(147.7)
Financing activities	110.3	10.3	256.0
Effect of foreign currency rate change on cash, cash equivalents and restricted cash	(18.3)	4.1	(15.5)

Net change in cash, cash equivalents, and restricted cash	$497.6	$291.8	$160.3

Operating Activities

We believe that claim payments will be sufficiently supported by annual positive cash flows from operating activities. However, should operating cash flows be insufficient to fund claim payment obligations, we would use alternative internal funding sources from cash and cash equivalent balances, liquidation of portfolio investments and potential external sources, such as credit facilities. Our fixed portfolio is weighted towards conservative, high-quality securities. Management expects that, if necessary, the full value of cash, cash equivalents, short-term and fixed income investments could be available in two to three business days under normal market conditions.

Net cash proceeds from operating activities for the years ended December 31, 2024, 2023 and 2022 were $785.7 million, $290.0 million and $67.5 million, respectively. The year-over-year increases from operating activities are primarily attributable to our significant growth and our insurance and reinsurance activities.

Investing Activities

Our portfolio is weighted towards conservative, high-quality securities as well as cash and cash equivalent investments, such as money market funds. We also hold investments in alternative securities that typically report on a consistent lag basis whereby their valuation may change in response to future financial performance of the investees. For the year ended December 31, 2024, net cash used in investing activities was $380.1 million, which is primarily related to the repositioning of the portfolio by divestment of mutual funds and subsequent purchase of separately managed portfolios mainly investing in high-quality fixed maturity securities during the period, as we repositioned our investment mix.

For the year ended December 31, 2023, net cash used in investing activities was $12.6 million, which is primarily related to the increase in purchases of equity securities during the period resulting from increased premium volume, as well as increased investing in short-term and fixed income investments in response to rising interest rates.

For the year ended December 31, 2022, net cash used in investing activities was $147.7 million, which is primarily related to the increase in purchases of equity securities during the period resulting from increased premium volume, as well as increased investing in short-term and fixed income investments in response to rising interest rates.

Financing Activities

Net cash provided by financing activities for the years ended December 31, 2024, 2023 and 2022 was $110.3 million, $10.3 million and $256.0 million, respectively.

The year-over-year increase in net cash provided by financing activities for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to the issuance of $114.5 million of convertible preference shares and contingently issuable warrants during the year ended December 31, 2024. Additionally, we issued debt of $49.7 million during the year ended December 31, 2024 as compared to $20.0 million during the year ended December 31, 2023, partially offset by the repayment of debt of $50.4 million during the year ended December 31, 2024 as compared to $2.0 million during the year ended December 31, 2023.

The year-over-year decrease in net cash provided by financing activities for the year ended December 31, 2023 as compared to the year ended December 31, 2022 was primarily due to the elevated level of capital raising activity during the year ended December 31, 2022, which included $204.8 million in net proceeds related to the issuance of preference shares compared to $0.7 million of such activity for the year ended December 31, 2023. Additionally, we issued debt of $20.0 million during the year ended December 31, 2023 as compared to $54.1 million during the year ended December 31, 2022.

Supplemental non-cash activity information

For the year ended December 31, 2024, we had non-cash financing activities consisting of the issuance of common shares with a fair value of $7.0 million as consideration for the acquisition of all the outstanding common equity ownership interest in Mission, together with the issuance of convertible preference shares as an anti-dilutive measure to existing shareholders for no consideration. For further information on the Mission acquisition, refer to Note 6 of our annual consolidated financial statements.

For the year ended December 31, 2023, we had non-cash operating activities related to a loss portfolio transfer reinsurance contract and a commutation agreement. Refer to Note 8 of our annual consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 for further detail regarding these reinsurance transactions.

For the year ended December 31, 2022, we had non-cash financing activities consisting of the issuance of 2,500 Class A convertible preference shares to a related party consisting of 2,000 shares issued in settlement of an outstanding payable balance of $2.0 million and 500 shares purchased by the related party by way of a $0.5 million loan funded by us. In addition, non-controlling interest increased by $2.3 million due to our acquisition of subsidiaries.

Reinsurance

As part of our strategy to engage with risk capital partners, we offer quota share reinsurance contracts to these partners. We also purchase excess of loss reinsurance contracts for the business that we retain to further limit our exposure to potential large losses. Our reinsurance is primarily contracted under quota-share reinsurance treaties and excess of loss treaties. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s losses.

We employ disciplined and principles-based reserving practices with effective controls and oversight. We actively manage risk through reinsurance, partnering primarily with reinsurers that maintain “A-” or better A.M. Best financial strength ratings, possess a history of strong credit quality or that fully collateralize their recoverables, all of which ensures high-quality recoverable assets and minimizes counterparty risk. We believe our high-quality balance sheet provides the foundation for consistently delivering financial performance and returns.

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligation assumed under the reinsurance agreements. An allowance is established for amounts deemed uncollectible. We evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To further reduce credit exposure to reinsurance recoverables balances, we have received letters of credit from certain reinsurers that are not authorized as reinsurers under U.S. state insurance regulations.

Of the total reinsurance recoverables on paid and unpaid losses and LAE outstanding as of March 31, 2025, 56% were with reinsurers having an A.M. Best rating of “A-” (excellent) or better, and we require reinsurance recoverables with reinsurers that are not rated by A.M. Best to be subject to collateral arrangements through a combination of letters of credit, funds withheld arrangements or trust agreements. We consider such collateral arrangements, credit ratings assigned to reinsurers by A.M. Best and other historical default rate information in estimating the credit valuation allowance for reinsurance recoverables. The credit valuation allowance was $0.5 million and $0.4 million as of March 31, 2025 and December 31, 2024, respectively.

We cede a significant portion of our insurance business to our unconsolidated collateralized reinsurance sidecar vehicle, Flywheel Re. Flywheel Re is a Cayman Islands special purpose reinsurance company that provides committed multi-year collateralized quota share capacity, capitalized by long-term institutional investors.

Reinsurance transactions

Loss portfolio transfer: Effective December 2023, certain of our insurance subsidiaries entered into a loss portfolio transfer reinsurance contract (“LPT”). Under the terms of the LPT, the reinsurance counterparty will reinsure all of our retained loss reserves (subject to certain minor exclusions) on policies written prior to June 2022, subject to a limit of $152.1 million. The terms of the LPT provide coverage on net loss reserves of $122.9 million as of the reference date in consideration for a premium of $136.5 million. The LPT includes an adjustment feature whereby we will receive a return of premium equal to the amount of all aggregate losses below $130.3 million, as determined on December 31, 2029. The provisions of the LPT include limitations on the timing of payments in relation to incurred losses, as well as limits on the extent of losses in relation to total premiums paid, which collectively do not technically qualify as a transfer of significant insurance risk for accounting purposes and therefore requires deposit accounting. As such, at inception, we recorded a deposit asset in Reinsurance recoverables within the consolidated balance sheet equal to the premium consideration paid, less an amount of $6.2 million of premium to be retained by the reinsurer (irrespective of the experience of the contract) that is reported within Other assets.

The overall premium will be held in a trust account to secure the reinsurance counterparty’s obligations under the LPT. The funds withheld by us will be credited with interest at a fixed annual rate that will inure to the benefit of the reinsurer. The corresponding gross liability is reported within Funds held under reinsurance.

For the three months ended March 31, 2025 and the year ended December 31, 2024, we reduced the deposit assets by $5.3 million and $47.4 million, respectively, attributed to actual recoveries. The deposit asset reported as of March 31, 2025, is comprised of expected recoveries of $77.6 million, net of accretion, calculated using the interest method.

Commutation: In December 2023, we completed a commutation agreement that amended two whole account quota share reinsurance agreements that covered policies written from July 2020 to June 2022. A gain of $4.8 million was recognized on the commutation agreement, representing the excess of the total consideration of $83.6 million net of total liabilities reassumed of $78.8 million. The gain is included in Losses and loss adjustment expenses within our 2023 consolidated statement of operations.

Endorsements of existing quota share agreements: In November 2023, we and certain of our reinsurance counterparties agreed to endorsements of our quota share agreements covering treaty years of 2020 and 2021, which increased the contractual limits placed on their share of written premium and resulted in an increase in ceded written premiums of $27.8 million for the year ended December 31, 2023.

Contractual Obligations and Commitments

	As of March 31, 2025
Payment Due by Period ($ millions)	Total	Less than one year	1-3 years	3-5 years	After 5 years
Senior unsecured debt due 2029(1)	$165.5	$11.1	$28.0	$126.4	$—
Long-term unfunded investment commitments(2)	9.2	9.2	—	—	—
Estimated claims and claim-related commitments(3)	1,513.1	497.4	523.1	239.1	253.5

Total	$1,687.8	$517.7	$551.1	$365.5	$253.5

(1)	Amounts presented include estimated interest payments.
(2)	We have invested in limited partnership agreements and can be called to fulfill the obligations at any time.
(3)

Estimated timing of claim payments are based on historical payment patterns and exclude reinsurance recoveries. Claims payments do not have a contractual maturity and, as such, the amount and timing of associated cash flows may vary significantly from the amounts presented.

Regulated deposits and restricted assets

Certain companies in the Group are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. Securities on deposit for regulatory and other purposes were $4.9 million as of both March 31, 2025 and December 31, 2024, which are included in the “Fixed maturity securities available for sale, at fair value” in the consolidated balance sheets.

In addition, we have pledged cash and cash equivalents of $52.7 million, short-term investments of $17.3 million and fixed maturity securities of $33.6 million as of March 31, 2025 in favor of certain ceding companies to collateralize obligations. As of December 31, 2024, we had pledged cash and cash equivalents of $47.3 million, short-term investments of $17.2 million and fixed maturity securities of $33.0 million in favor of certain ceding companies to collateralize obligations.

Reserves for losses and loss adjustment expenses

Reserves for losses and LAE represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. The estimation of loss and LAE reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis due to the uncertainty inherent in the process of estimating such payments.

See Note 2 and Note 6 to our condensed consolidated interim financial statements and Note 2 and Note 13 to our consolidated annual financial statements included elsewhere in this prospectus for a discussion of estimates and assumptions related to the reserves for unpaid losses and LAE.

Reinsurance recoverables

Reinsurance recoverables on reserves for losses and LAE are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. The method for determining reinsurance recoverables for unpaid losses and LAE involves reviewing actuarial estimates of gross unpaid losses and LAE to determine our ability to cede unpaid losses and loss adjustment expenses under our existing reinsurance contracts.

See Note 7 to our condensed consolidated interim financial statements and Note 8 to our consolidated annual financial statements included elsewhere in this prospectus for a discussion of reinsurance recoverables and payables.

Debt

During the third quarter of 2024, we entered into the Credit Agreement (as defined below), which replaced the prior credit agreement among us, the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders party thereto (the “Prior Credit Agreement”). We amended our syndicated loan agreement related to our senior unsecured debt facility including Euro and U.S. dollar denominated components with an original May 2026 maturity date (the “senior notes”).

Under the terms of the Credit Agreement, we refinanced the syndicated loan facility by extending the maturity date of the senior notes to September 2029 and borrowing $51.5 million to repay the Euro component, such that the aggregate outstanding principal balance of the senior notes remained $125 million under a new single U.S. dollar denominated facility. In addition, the credit agreement was amended to add a $50.0 million revolving credit facility (all of which was unutilized and available as of March 31, 2025).

The senior notes are senior unsecured obligations and include a delayed draw term loan feature that allows us to withdraw predefined amounts of the approved total U.S. Dollar aggregate principal amount. Under the Credit Agreement, we have the option of obtaining additional term loans or increasing the revolving commitments up to an aggregate principal amount of $75.0 million, subject to meeting certain conditions, and only if the applicable incremental lenders agree to provide such additional term loans or revolving commitments.

Partial quarterly repayments of the aggregate principal amount are required until the maturity date. Interest payments on the senior notes are due at the end of each period, being a certain month or quarter during which the applicable interest rate has been reset. The interest rate is subject to a sliding scale based on our consolidated senior debt to capitalization ratio and varies between a 3.4% and 4.0% spread in addition to the Secured Overnight Financing Rate (“SOFR”). Interest is calculated on based on a 360-day year of twelve 30-day months. Interest expense for the three months ended March 31, 2025 and 2024 was $2.6 million and $3.0 million, respectively.

Subject to conditions of optional prepayment, we may voluntarily prepay the senior notes at any time and from time to time, prior to the maturity date without penalty. Any prepayment, in whole or in part, shall include any accrued and unpaid interest thereon to, but excluding, the prepayment date. Any amounts prepaid may not be reborrowed.

The senior notes contain certain restrictive and maintenance covenants customary for facilities of this type, including restrictions on minimum consolidated net worth, maximum leverage levels and a minimum interest coverage ratio. As of March 31, 2025, we were in compliance with all such covenants.

See “Description of Certain Indebtedness,” Note 9 of our interim consolidated financial statements and Note 14 of our annual consolidated financial statements for further details regarding our debt obligations.

Capital maintenance agreements

We have established capital maintenance agreements with our insurance subsidiaries which obligates us to make capital contributions to its subsidiaries to maintain surplus with a prudent buffer above minimum statutory and regulatory capital requirements. These requirements are set by our Board of Directors. During the three months ended March 31, 2025, we made capital contributions of $11.0 million to ANIC and $8.7 million to AIUK.

Ratings

Ratings by independent agencies are an important factor in establishing the competitive position of insurance companies and reinsurance companies and are important to our ability attract Members and third-party capital providers. Rating organizations continually review the financial positions of insurers and reinsurers.

These ratings reflect the rating agency’s views regarding balance sheet strength, operating performance, business profile and enterprise risk management. It is not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our shares. Our insurance and reinsurance operating subsidiaries are assigned financial strength ratings by A.M. Best as follows:

	Rating	Outlook
Accelerant Insurance Europe SA	“A-” (Excellent)	Stable
Accelerant Specialty Insurance Company (“ASIC”)	“A-” (Excellent)	Stable
Accelerant National Insurance Company (“ANIC”)	“A-” (Excellent)	Stable
Accelerant Re (Cayman) Ltd.	“A-” (Excellent)	Stable
Accelerant Insurance UK Limited (“AIUK”)	“A-” (Excellent)	Stable
Accelerant Insurance Company of Canada (“AICC”)	“A-” (Excellent)	Stable
Accelerant Re I.I. (Puerto Rico) (“ARPR”)	Not Yet Rated	N/A

These ratings reflect A.M. Best’s opinion of the ability of Accelerant Holdings and respective subsidiaries to pay claims and are not evaluations directed to security holders. A.M. Best maintains a letter-scale rating system ranging from “A++” (Superior) to “F” (in liquidation). “A–” is the fourth highest of 16 financial strength ratings assigned by A.M. Best, as last updated May 16, 2024. These ratings are subject to periodic review and may be revised downward or revoked at the sole discretion of A.M. Best.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, which are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on our historical experience and on various other assumptions that we believe are reasonable after weighing up all relevant information. Actual results may differ from those estimates.

The accounting policies listed below involve significant estimates, and therefore are critical in understanding our financial performance and operational results. For additional information, refer to Note 2 to our consolidated annual financial statements included elsewhere in this prospectus.

Unpaid Loss and Loss Adjustment Expenses

We record loss reserves for our unpaid loss and LAE, which involves significant judgment and complex estimation processes. It represents management’s best estimate of the unpaid portion of ultimate costs, of all reported and unreported loss incurred through the balance sheet date and is based upon the assumption that past developments are an appropriate indicator of future events among other factors. The reserves are based on individual claims, case reserves and other reserves estimates reported, as well as actuarial estimates of ultimate losses.

Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statements of operations in the period in which they become known and are accounted for as changes in estimates. The unpaid losses and LAE are presented on an undiscounted basis.

The process of establishing unpaid losses and LAE can be complex and is subject to considerable uncertainty, as it requires the use of informed estimates and judgments based on circumstances known at the date of accrual. These estimates and judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed and as new or improved methodologies are developed. The adequacy of the reserves may be impacted by future trends in claims severity, frequency, payment patterns and other factors. These variables are affected by both external and internal events, including but not limited to, changes in the economic cycle, inflation, natural or human-made catastrophes and legislative changes.

The main risks and uncertainties are associated with limited historical data and new and evolving estimation processes. As such, we supplement our analysis using a combination of third-party data provided by Members and industry benchmark data as the basis for the selection of expected reporting patterns. We expect to continuously increase the use of our own data and experience as we accumulate such information over time. In addition, we incorporate our estimates of future trends in various factors such as loss frequency and severity in the evaluation process.

We review loss reserves in-depth every six months or more frequently depending on the facts and circumstances, with a high-level actual versus expected (“AvE”) analysis done in between the in-depth reviews. During in-depth reviews, all estimates are reviewed and adjusted as our own experience develops and market conditions change. During the high level AvE analysis we make changes for any material developments over the period (e.g., large losses, catastrophic events or significant market changes).

Total IBNR reserves are determined by subtracting payments and case reserves implied from the ultimate loss and LAE estimates. Ultimate loss and LAE are estimated utilizing generally accepted actuarial loss reserving methods. Our reserving methods include the Chain Ladder, Bornheutter-Ferguson and Initial Expected Loss Ratio methods. Reportable catastrophe losses are analyzed and reserved separately using a frequency and severity approach. The underlying premise of the Chain Ladder method is that future claims are best estimated using past development pattern, whereas the Bornheutter-Ferguson method employs a combination of past claims development and prior estimates of ultimate losses based on expected loss ratio. The methods all involve aggregating paid and case-incurred loss data by underwriting year and development month, segmented into Members and products or lines of business as deemed appropriate and material. The ultimate loss selections for each year tend to be based upon the Chain Ladder results for the older years and the Bornheutter-Ferguson method for the most recent years.

Because we have limited data to assess our own claims experience given the recently formed nature of the business, we use industry and peer-group data, in addition to our own data, as a basis for selecting our expected paid and reporting patterns.

Inflation rates in all major economic regions and the imposition (or threatened imposition) of tariffs add to the uncertainty of the future claim cost. Actuarial models base future emergence on historic experience, with adjustments for current trends, and the appropriateness of these assumptions has therefore involved more uncertainty in recent periods. We expect there will be impacts to the timing of loss emergence and ultimate loss ratios for certain underwritten coverages. The industry is experiencing new issues, including a backlog of civil court cases in most states, the extension of certain statutes of limitations and the impact on insureds from a significant reduction in economic activity. Our recorded reserves include consideration of these factors, but legislative, regulatory, or judicial actions could result in loss reserve deficiencies and reduce earnings in future periods.

The two categories of our loss reserves include case reserves and IBNR reserves. Our gross reserves for losses and LAE at March 31, 2025 and December 31, 2024 were $1.51 billion and $1.29 billion, 63% and 60% of which relates to IBNR, respectively. Our reserves for losses and loss adjustment expenses, net of reinsurance, at March 31, 2025 and December 31, 2024 were $246.6 million and $224.9 million, 54% and 52% of which relates to IBNR, respectively.

The following table summarizes our reserves for unpaid losses and loss adjustment expenses, on a gross basis and net of reinsurance, as of March 31, 2025 and December 31, 2024:

	March 31, 2025				December 31, 2024
(in millions)	Gross	% of Total	Net	% of Total	Gross	% of Total	Net	% of Total
Case Reserves	$555.3	37%	$113.9	46%	$514.4	40%	$107.5	48%
IBNR	957.8	63%	132.7	54%	780.0	60%	117.4	52%

Total	$1,513.1	100%	$246.6	100%	$1,294.4	100%	$224.9	100%

Case reserves are established for the individual claims that have been reported to us. Based on the information available and the status of the claims, case reserves are established by TPAs, who have the authority of handling smaller claims (typically up to $250 thousand) or our claims teams, for large losses, through standard claim handling practices and professional judgment. As mentioned above, the estimates may be refined, and the ultimate value of claims liability may be adjusted either upward or downward as more information becomes available.

In case of catastrophes or other large losses, the additional IBNR in relation to those claims is estimated by the joint work of the claims, portfolio management, and actuarial teams, and those estimates are used in the final estimates provided to the finance team for recognition within our financial statements. Our internal threshold for catastrophe losses is $10 million of gross losses. We have had seven such events since inception: European flooding (July 2021), Storm Arwen (November 2021), Storm Eunice (February 2022) and Hurricane Ian (September 2022), U.S. winter storms (January 2024), Hurricane Helene (September 2024) and California wildfires (January 2025). In aggregate, these events led to approximately $10 million of net incurred losses. While we write insurance products in each of these potentially impacted areas, we also maintain significant reinsurance coverage such that our net exposure is limited. For example, the most recent California wildfires resulted in $40 million of gross losses and only $2 million of net losses. Similarly, for the 2024 and other treaty years, our U.S. property catastrophe excess of loss retention for a modeled gross occurrence is expected to significantly reduce our net exposure to insignificant levels as part of our business model to limit our exposure to insurance risk.

In addition to the assumptions used in our data and reserves methodology, we used the following estimates to determine our unpaid loss and LAE: development patterns where we use Members’ experience and/or applicable industry information; inflation assumptions for each class of business and territory; rate changes as provided by Members and underwriting changes as evidence leading to the rate changes; business mix changes for various Members; large loss load calculated from historic average performance or similar class of business; and selected loss ratio that is representative.

The tables below represent the aggregated impact from potential deviations from our recorded reserve as of March 31, 2025 and December 31, 2024:

Sensitivity factors are applied to our most recent underwriting year and we believe these potential changes will not have a material impact on our liquidity. An increase in the gross loss of 3% in the most recent underwriting year would equate to an increase in the net loss and LAE reserve of $8.5 million.

	March 31, 2025
Sensitivity (in millions)	Sensitivity for Ultimate Loss and LAE Sensitivity Factor	Net Loss and LAE Reserve	Increase/ (Decrease) in Net Loss and LAE Reserve
Increase	+3%	$255.1	$8.5
Increase	+2%	252.2	5.6
Increase	+1%	249.4	2.8
Actual (Base Case)	0%	246.6	—
Decrease	-1%	243.8	(2.8)
Decrease	-2%	241.0	(5.6)
Decrease	-3%	238.1	(8.5)

	December 31, 2024
Sensitivity (in millions)	Sensitivity for Ultimate Loss and LAE Sensitivity Factor	Net Loss and LAE Reserve	Increase/ (Decrease) in Net Loss and LAE Reserve
Increase	+3%	$230.9	$6.0
Increase	+2%	228.9	4.0
Increase	+1%	226.9	2.0
Actual (Base Case)	0%	224.9	—
Decrease	-1%	222.9	(2.0)
Decrease	-2%	220.9	(4.0)
Decrease	-3%	218.9	(6.0)

Reinsurance Recoverable on Unpaid Losses

In our Underwriting segment, we cede a large proportion of our GWP under various reinsurance contracts. These reinsurance agreements transfer portions of the underlying risk of the business that we underwrite and a share of premium to reinsurers, but they do not release or diminish our obligation to pay claims covered by the insurance policies. We are still primarily liable to the insured whether or not the reinsurer is able to meet its contractual obligations.

The quantum of ceded loss recoveries from our reinsurers are subject to uncertainty as our calculation of such amounts rely on similar estimates and methodologies as are used in estimating our gross loss reserves.

Additionally, there is a risk that one or more of our reinsurers may be unwilling or unable to pay their share of reinsurance recoverables. This risk is mitigated by placing our reinsurance with a diverse panel of reinsurers that are all either rated “A-” or better by A.M. Best or provide collateral to us to maximize the probability that reinsurance recoverables will be realized. We regularly monitor the financial condition of our reinsurers and we generally have special termination rights in our reinsurance treaties in the event of deterioration in the reinsurers’ credit worthiness, generally if the A.M. Best rating falls below “A-” or there is a reduction in the capital and surplus of the reinsurer of more than 20% of their prior year end capital and surplus. Despite these arrangements, there is a risk that a reduction in one or more reinsurers’ ability or willingness to pay our reinsurance recoverables could have a materially negative impact on our liquidity.

Impacts of Loss Ratio Estimates and Actual Loss Experience on Sliding Scale Commissions Impacting our Ceding Commission Income

As disclosed in Note 2 of our consolidated annual financial statements included elsewhere in this prospectus we cede a significant portion of our premiums written to reinsurance companies. The ceding commissions are offset against DAC related to the insurance contracts subject to such reinsurance. Any excess ceding commissions over the related DAC are subject to deferral over the insurance premiums earning period. Certain of our reinsurance arrangements are subject to sliding scale commission amounts pursuant to the agreements with various reinsurers based on the actual loss experience of covered insurance contracts.

The contractual ceding commission amounts are expressed as a percentage of the underlying premiums by type of insurance policy. Further, the amount of ceding commissions may vary based on the volume of ceded premium and the loss ratio. As that loss ratio changes from the original expected contractual amount, the amount of ceding commission inversely changes (such that adverse experience in the subject loss ratio will result in a reduction in ceding commissions and conversely, any favorable experience in the subject loss ratio will result in an increase in ceding commissions).

The change in ceding commissions will result in a change to the deferred ceding commission liability to the extent that the underlying premiums are unearned and, conversely, will result in a direct change to income to the extent that the underlying premium has been earned. As such, the sliding scale commissions act as a substantive participation in the underlying loss experience of the underlying insurance contracts.

Our typical reinsurance treaties’ commissions vary based on the volume of ceded premium and the ratio of ceded loss to ceded premium. As that ratio decreases, the amount of commission increases. As of March 31, 2025, the commission is 50% of ceded premium at a 40% gross loss ratio and a minimum of 34% of ceded premium at gross loss ratios of 67% and above. The adjustment between the points is largely linear. We expect commissions of 43% of ceded premium at a gross loss ratio of 50%. There were no significant adverse adjustments to reinsurance commissions due to prior year claims experience during the three months ended March 31, 2025.

Our process for calculating changes in ceding commissions from our reinsurers is linked to the results of our actuarial reserving process for loss and loss adjustment expense reserves, which is updated each reporting period. On a quarterly basis, our actuaries produce an actuarial central estimate of the gross and net loss reserves for all contracts bound as of the evaluation date. The calculations also include estimates of loss-sensitive contingent terms such as sliding scale ceding commissions. Calculations are done on a contract-by-contract basis and reflect the most recent premium and loss information available at the evaluation date.

Valuation Allowance on Deferred Income Taxes

Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of assets and liabilities used in the various jurisdictional tax returns. We recognize deferred tax assets to the extent we believe it is probable that future profits will be available to utilize these tax benefits. As of March 31, 2025, we had net deferred tax assets of $45.1 million.

A valuation allowance is set up for the portion of the asset that is more likely than not unrealizable, which reduces the total deferred tax asset to only the amount that we expect to realize. This allowance is assessed at each balance sheet date and is based on all available information including significant judgments related to the likely timing and level of forecasted taxable profits based on assumptions about future macroeconomic and Company-specific conditions and the associated future tax planning strategies. We subject the forecasts to stresses of key assumptions and evaluate the effect on tax attribute utilization. In performing our assessment of recoverability, we consider tax laws governing the utilization of net operating losses, capital losses and tax credit carryforwards in each applicable jurisdiction. The tax laws are subject to change, resulting in incremental uncertainty in our assessment of recoverability, along with the future tax planning strategies. If the actual taxable income in future periods differ from our forecast, it could impact our financial position in either a materially positive or a materially negative way. As of March 31, 2025, our valuation allowance was $44.5 million. We intend to evaluate the realizability of our deferred tax asset quarterly through the assessment of the need for such a valuation allowance.

Election Under the Jumpstart Our Business Startups Act of 2012

We currently qualify as an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that do not qualify as emerging growth companies. Accordingly, we are provided with the option to adopt new or revised accounting guidance either (i) within the same period as those otherwise applicable to non-emerging growth companies or (ii) within the same time period as private companies.

We have elected to adopt new or revised accounting guidance within the same time period as private companies, unless we determine it is preferable to take advantage of early adoption provisions offered within the applicable guidance. We may take advantage of this provision for up to five years or such earlier time when we are no longer an emerging growth company and, as such, we expect to remain an emerging growth company at least through December 31, 2025. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in credit spreads, interest rates, equity markets prices, foreign currency exchange rates, and other relevant market rates and prices.

Credit Risk

Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed-maturity securities. We manage this credit risk through diversification in terms of instruments by issuer, geographic region and related industry. At March 31, 2025 and December 31, 2024, approximately 87% of our fixed maturity investment portfolio was rated “A” or better and 100% was classified as investment-grade.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed-maturity securities. Fluctuations in interest rates have a direct effect on the market valuation of these securities. When market interest rates rise, the fair value of our fixed-maturity securities decreases. Conversely, as interest rates fall, the fair value of our fixed-maturity securities increases. We manage this interest rate risk by investing in securities with varied maturity dates and by matching the duration of our investment portfolio to the duration of our loss and LAE reserves. Expressed in years, duration is the weighted average payment period of cash flows, where the weighting is based on the present value of the cash flows. We set duration targets for our fixed-maturity investment portfolios after consideration of the estimated duration of our liabilities and other factors. The effective weighted-average duration of the portfolio was 3.0 years as of March 31, 2025.

We had available for sale fixed-maturity securities with a fair value of $582.7 million and $479.5 million at March 31, 2025 and December 31, 2024, respectively, that were subject to interest rate risk. The table below illustrates the sensitivity of the fair value of our fixed-maturity securities to selected hypothetical changes in interest rates as of March 31, 2025 and December 31, 2024.

	March 31, 2025		December 31, 2024
(in millions)	Fair Value	Estimated Change in Fair Value	Fair Value	Estimated Change in Fair Value
200 basis point increase	$547.6	$(35.1)	$449.8	$(29.7)
100 basis point increase	565.1	(17.6)	464.6	(14.9)
No change	582.7	—	479.5	—
100 basis point decrease	600.3	17.6	494.4	14.9
200 basis point decrease	617.8	35.1	509.2	29.7

Changes in interest rates will have an immediate effect on comprehensive income and stockholders’ equity but will not ordinarily have an immediate effect on net income. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

Equity Risk

Equity risk represents the potential economic losses due to adverse changes in equity security prices. Our equity securities consist of interests in highly rated, highly liquid, investment funds. We manage equity price risk of our equity portfolio primarily through asset allocation techniques, and fund selection within a given portfolio.

Foreign Currency Exchange Risk

Foreign currency exchange-rate risk is the risk that we will incur losses on a U.S. dollar basis due to adverse changes in foreign currency exchange rates. In the ordinary course of business, we hold non-U.S. dollar denominated assets and liabilities, which are valued using period-end exchange rates. Non-U.S. dollar denominated foreign revenues and expenses are valued using average exchange rates over the period.

The following table summarizes the estimated effects of a hypothetical 10% increase and decrease in the value of the U.S. dollar against select foreign currencies would have had on the carrying value of our net assets as of March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
(in millions)	10% increase	10% decrease	10% increase	10% decrease
British Pound to U.S. Dollar	$0.9	$(0.9)	$1.0	$(1.0)
Euro to U.S. Dollar	7.3	(7.3)	5.7	(5.7)
Canadian Dollar to U.S. Dollar	2.2	(2.2)	2.0	(2.0)

Mission Acquisition

On May 1, 2024, Accelerant Option Holdings LLC (“Option Holdings”) exercised its call option to acquire all of the equity interests of Mission US for an exercise price of $119 thousand. Subsequently, on May 1, 2024, Accelerant Holdings acquired such equity interests, by merger, and subsequently contributed them to Mission Worldwide Holdings. As consideration, Accelerant Holdings issued 6,938 common shares to Accelerant Holdings LP, which was equal to the value of Mission US. Additionally, as an anti-dilutive measure, and in recognition of the fact that the holders of the Company’s Class A and Class B convertible preference shares at the time of such investments were made had relied on the inclusion of Mission Underwriters within the Company’s results of operations, holders of the Company’s Class A and B convertible preference shares received an additional 875 Class A convertible preference shares and 525 Class B convertible preference shares in aggregate, respectively, in each case without further consideration being paid. The total value of the common shares issued to Option Holdings was $7.0 million. Concurrently with Accelerant Holdings’ acquisition of Mission US, Accelerant Holdings exercised its call option to acquire all of the equity of Mission Holdings Europe Ltd. (“Mission Europe”) for €1.17 thousand, which together with Mission US became wholly-owned subsidiaries of Mission Worldwide Holdings, a subsidiary of Accelerant Holdings.

FOUNDERS’ LETTER

Something had to change. It was 2018, in Stockholm, and we had just watched a talented underwriter at an MGA, a real expert in his field, struggle to underwrite a risk because of incredibly slow transaction times, short term contracts, poor data, lagging technology, and emotionally-driven decision making – the components of an adversarial specialty insurance value chain. It was an experience familiar to us through our decades-long careers at MGAs, brokers, insurers, and reinsurers.

Our long and varied experience at many points in the value chain allowed us to see what needed to change. We knew that in the insurance industry a massive amount of premium is exchanged every year – with every premium dollar passing through a complex network of parties and transactions. The complexity inhibited efficiency resulting in a market that was costly for both producers and capital providers. Information that could support higher-quality underwriting and pricing was lost in a long and complex chain of transactions.

We began talking to industry players we respected, asking for their ideas, and inviting them to join us. Before long we had a core team of experienced men and women who were determined to revolutionize the industry. With this team of experts, we launched Accelerant.

Accelerant was founded on a few core beliefs:

•	Technology was and continues to bring increasing specialization to the insurance industry’s value chain enabling a new type of entrepreneurial underwriter to succeed amid the incumbents.

•	A modern data and technology platform, aimed at delivering analytics and insights across the value chain through a market network, would transform the industry – and defy its history of myopia.

•	Capturing and leveraging data that historically got lost in the chain would enable underwriters to improve the quality of their portfolios leading to better results.

•

An organization built on excellence and a foundation of accountable experts would be able to produce results that were orders of magnitude faster for buyers and sellers in the insurance marketplace than the status quo.

•	A culture that inspired maximum effort and collaboration every day would engender growth, creativity, and success for all stakeholders in the marketplace.

Six years in, we are more certain now than ever of our core beliefs and their potential to transform the insurance industry. We built Accelerant as a Risk Exchange, providing services to specialty insurance underwriters – MGAs – and the risk capital supporting their business, collecting fees for those services. We anticipated a surge in specialty markets as insureds demanded products more tailored to their exposures. We expected a proliferation of MGAs gaining significant market share, as the best underwriters escape legacy carriers to be entrepreneurs. We believed risk capital would arrive in ways no longer hamstrung by regulation and inertia. We anticipated institutional investors’ desire to enter the specialty market with their enormous size and focus on pure economics. And we designed Accelerant as a platform where these specialists could connect and transfer risk. Though we anticipated many things and hoped that our vision would deliver much-needed improvements to our industry, we could not have imagined how much our prescience would resonate.

Uniquely, the Accelerant team includes three key pillars of expertise. Technology and product professionals, seasoned in the SaaS world, are building our Risk Exchange platform, adding speed and transparency not seen elsewhere in the industry. Our colleagues with capital markets experience design structures for institutional investors to gain access to our specialty portfolio and attractive, uncorrelated financial returns in a unique way. Our colleagues from the insurance industry have unusually diverse sets of experience, representing all aspects of the legacy value chain – from retail broker to reinsurer. Although each expert in each of the pillars has his or her specialty, no one pillar is siloed, rather all three pillars work collaboratively. The free interchange of ideas following from the collaborative interaction among the varied disciplines not previously assembled under a single roof has enabled Accelerant to build a truly novel and disruptive platform.

The three pillars combine in our Risk Exchange and together they have powered significant growth to date, from both specialty underwriting Members and risk capital partners and, we expect, will do so well into the future. As of March 31, 2025, we serve 232 specialty underwriters across 22 countries, with a hand-selected cadre of specialists committed to delivering best-in-class solutions in their niche markets. Their ingenuity and entrepreneurial spirit are the impetus behind the success of the Risk Exchange. Our bench strength is unusually deep for a company of our youth, with a very flat structure of experienced experts who have the authority – and responsibility – to meet our Members’ needs. The success of our Members and the attractive portfolios we source, manage, and monitor as part of the Risk Exchange has drawn 96 risk capital partners to our platform as of March 31, 2025.

Over the past six years, we’ve channeled our combination of expertise, audacity, and vision to methodically put the pieces in place to build our market network. With the Risk Exchange and our core beliefs as our bedrock, we hope to drive the insurance industry to do better and be better: Making it possible to exchange risk simply, efficiently, and fairly, so that it works better, for everyone.

We hope that you share our excitement for what is to come and that you will join us on our journey.

Jeff Radke, Chris Lee-Smith and Frank O’Neill

BUSINESS

Our Vision

To become the preeminent specialty insurance marketplace connecting underwriters and risk capital in a transparent and modern way.

Company Overview

We operate a data-driven risk exchange that connects selected specialty insurance underwriters (the “Sellers” on our platform) with risk capital partners (the “Buyers” on our platform). Our Risk Exchange reduces information asymmetries and operational barriers present in the traditional insurance value chain by leveraging proprietary technology to share actionable high-fidelity data and insights with platform participants.

The Accelerant Risk Exchange simplifies the traditional insurance value chain, which is fragmented, costly, and inflexible. Legacy technology, excessive intermediation, and misaligned incentives cause data leakage, high costs, and wasted resources for participants. Our technology powered platform addresses these issues by connecting specialty underwriters, typically MGAs (our “Members”), and risk capital partners, including insurers, reinsurers, and institutional investors (our “risk capital partners”). On the “supply side” of our Risk Exchange, we deliver a full service offering to our Members that includes insights and analytics, distribution management, operational resources, and the commitment of stable underwriting capacity. Our offerings free our Members to focus on growing their businesses through their core expertise of profitable underwriting. On the “demand side” of our Risk Exchange, we offer risk capital partners an attractive, validated, and diversified portfolio of specialty insurance premium that may otherwise be difficult to access elsewhere. Risk capital partners who provide capacity through our Risk Exchange pay us recurring fees to source, manage, and monitor risks on their behalf. The Risk Exchange portfolio’s strong returns to date promote confidence from these risk capital partners in the quality of the portfolio’s risk exposure, leading to better pricing and faster execution for our Members, which, in turn, empowers our Members to focus on profitable underwriting performance and growth.

By harnessing our proprietary technology, access to data, and industry experience, we believe we have created the future marketplace of the specialty insurance industry. As of March 31, 2025, we had 232 Members and 96 risk capital partners on our platform and we have grown Exchange Written Premium at a 217% compounded annual growth rate since inception. As we mature and continue to scale our business, we expect our annual growth rate to moderate.

Our Risk Exchange is designed to be simpler, easier, and faster than legacy models for transferring risk. Inaccurate and incomplete underlying policy data plagues the traditional insurance value chain and prevents underwriters from deriving meaningful and actionable information. Our purpose-built Risk Exchange is underpinned by proprietary technology that ingests Member policy data and third-party data from disparate and complex data environments and pools it into a single, digestible dataset with over 21 thousand unique attributes and over 79 million rows of data. This information enables automated portfolio monitoring and delivers actionable insights to underwriters and capital providers across the Risk Exchange, which helps drive lower-than-average loss ratios compared to the broader industry, optimized pricing, and accelerated growth.

We believe that our Members’ success makes us the destination of choice for the industry’s best specialty underwriters. We deliver distribution management and operational, actuarial, regulatory, and stable capital support to our Members, and our holistic offering promotes our Members’ growth and better underwriting performance. On average, our Members grow gross premiums written through the Risk Exchange by 52% in their first two years, or at an annual rate of 39% on a weighted-average basis at low-to-mid 50-percentage loss ratios, on average. For the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, our gross loss ratio was 53%, 54% and 51%, respectively. We received an independent third-party Net Promoter Score of 89 (out of 100) from our Members (based on a survey result), which we believe will attract a robust pipeline of potential future Members.

We focus on MGAs with strong underwriting track records and specialty underwriting expertise who predominately underwrite low-limit, low-hazard, specialty commercial risks. We conduct a thorough diligence process when selecting new Members for our Risk Exchange. We carefully construct the Risk Exchange portfolio to maximize diversification and predictability. Our Members had a weighted-average gross written loss ratio of approximately 50% for business written through the Risk Exchange in underwriting year 2024, and the majority of Members’ gross loss ratios for underwriting year 2024 are within eight points of the weighted average, creating a low-volatility portfolio. Since our inception, we have declined approximately 90% of prospective new Members (representing self-reported premiums of $18 billion in aggregate) that we believe did not fit within our model, reflecting our selective invitation to only the best MGAs to join our Risk Exchange.

Our commitment to selecting the best Members and optimizing their performance as well as full data transparency has attracted a growing and diverse set of high-quality risk capital partners. We started with two risk capital partners in 2019, growing the number to 28 in 2020, 46 in 2021, 60 in 2022, 66 in 2023, and 96 in 2024. These risk capital partners include insurance and reinsurance companies, as well as institutional investors contributing capital to Flywheel Re, a reinsurance sidecar, who are attracted to the uncorrelated, attractive return profile of the risk that they can access through the Risk Exchange. Reinsurance companies and institutional investors in Flywheel Re access the Risk Exchange by reinsuring business from Accelerant Underwriting. Starting in 2023, five third-party insurance companies joined our platform and began accessing the Risk Exchange directly. In 2024, eight more third-party insurance companies joined, and over time we believe that the majority of our Risk Exchange premium will be written by new and existing third-party insurance company partners. The depth and breadth of risk capital partners supports our operational flexibility and our growing Member base. It also allows us to maintain a capital light model.

The Risk Exchange is our fee-based core business. At opposite ends of the Risk Exchange, we operate our MGA Operations and Underwriting segments, further enhancing our value proposition. Our MGA Operations segment includes our MGA incubator, Mission Underwriters, which has supported the formation of 31 MGAs. Mission Underwriters expands our addressable market to include underwriters presently employed by traditional insurance companies looking to form their own MGAs. In addition to Mission Members, the MGA Operations segment also captures the financial contributions of 16 Members in which we own an equity ownership interest (our “Owned Members”). Our selective equity participation allows us to make attractive investments in, and further align with, Members, enabling us to capture some of the value we help create. In nearly every instance (with only two exceptions), the MGAs in which we have invested were already Members at the time of our investment. On average, our investment in a Member has taken place nine months after the MGA became a Member. In total, we own an equity ownership interest, either directly or through Mission, in 47 of our 232 Members, and we expect our Owned Members and Mission Members in aggregate to remain a minority portion of our total Members. For the trailing twelve months ended March 31, 2025, these Members contributed $1.03 billion, in Exchange Written Premium, or 29% of our total Exchange Written Premium for that period.

Our Underwriting segment captures the portion of the Risk Exchange portfolio written by Accelerant Underwriting and the corresponding underwriting profit realized on retained business. We have historically targeted to reinsure 90% of premiums written and reinsured by Accelerant Underwriting through the Risk Exchange to risk capital partners, with Accelerant retaining approximately 10%. We expect this retained portion of Risk Exchange premium in the aggregate to decrease over time. We view our Underwriting segment as a strategic asset and source of operational flexibility that we use to broaden the risk capital pool, align incentives with current and prospective risk capital partners and expedite the onboarding of new Members and the launch of new products.

As of December 31, 2019, we had 12 Members, writing 60 products across seven countries, and two risk capital partners. As of March 31, 2025, we have grown our platform to 232 Members, writing over 500 specialty insurance products across 22 countries, on behalf of 96 risk capital partners. Since the launch of our platform, only one Member has elected to leave the Risk Exchange based on mutual agreement. In all, we have experienced less than a 1% churn rate in the period from inception of the Risk Exchange through March 31, 2025. We have grown total Exchange Written Premium to $3.5 billion for the trailing twelve months ended March 31, 2025, while achieving a gross loss ratio of 53% for the three months ended March 31, 2025, 54% for 2024 and 51% for 2023. We have grown our revenues by 57% from $219 million for the year ended December 31, 2022 to $344 million for the year ended December 31, 2023, by 75% from $344 million for the year ended December 31, 2023 to $603 million for the year ended December 31, 2024, and by 39% from $128 million for the three months ended March 31, 2024 to $178 million for the three months ended March 31, 2025. Our Organic Revenue Growth Rate over the same periods was 57%, 75%, and 38%, respectively. In 2022 and 2023, we incurred net losses of $96 million and $64 million, respectively, reflecting increased investment into our business. For the year ended December 31, 2024, we reported net income of $23 million. We reported net income of $8 million and $2 million for the three months ended March 31, 2025 and 2024, respectively. Our Adjusted EBITDA was $128 million for the trailing twelve months ended March 31, 2025. We generated positive Adjusted EBITDA in 2024 and 2023 of $113 million and $36 million, respectively, which followed Adjusted EBITDA losses of $39 million in 2022. For reconciliations of total revenue to Organic Revenue Growth Rate and net income (loss) to Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP financial measures.”

Our History

Accelerant was founded in 2018 by three industry veterans with over 100 years of collective experience in the insurance and reinsurance industries. They experienced first-hand the structural inefficiencies and fragmentation of the insurance market. There were too many intermediaries operating across siloed entities, resulting in a lack of customer prioritization and excess costs. Antiquated technology, poor data quality, and insufficient transparency has led to information asymmetries, inaccurate pricing, misaligned incentives, and inconsistent capital availability. Our founders were determined to build a platform to solve these issues. By democratizing data and aligning incentives in a single platform, Accelerant delivers better outcomes for all Risk Exchange participants.

In late 2018, we launched operations in Europe, followed quickly by the formation of our first insurance company in 2019. We believed that controlling our own insurance company would kickstart our marketplace initially and provide our Members with the support and service to empower them to focus on profitably growing their businesses. We established relationships with risk capital partners that valued our disciplined approach to sourcing, managing, and monitoring specialty risk. They indirectly provided capacity through reinsurance to support our Members’ growing premium base while we maintained our capital-efficient, distribution-focused business model. Simultaneously, we built portfolio analytics and automated monitoring to augment the quality of the portfolio and the underwriting insights that support it. By the end of 2020, we had expanded our footprint into the United States.

Recognizing the significant opportunity to attract underwriting teams out of traditional insurance companies, where underwriters had limited upside, our affiliates launched Mission Underwriters in 2021. Mission Underwriters, our MGA incubator, provides start-up financing, underwriting capacity, and turnkey operational support to entrepreneurial underwriters seeking to launch their own MGAs. By the end of 2021, there were five Mission Members that wrote $28 million of GWP in 2021 and grew to 31 Mission Members writing $623 million of GWP for the trailing twelve months ended March 31, 2025. With respect to technology, we made significant enhancements in 2021 to our data ingestion engine, allowing us to ingest Member data from disparate and complex data environments and to augment it with third-party data.

In 2022, we formed Flywheel Re, a reinsurance sidecar, to facilitate the participation of institutional investors in the Risk Exchange portfolio, offering them specialty insurance risk and returns that are uncorrelated with broader financial markets. We believe Flywheel Re incorporates a structure that provides multi-year underwriting capacity to support the Risk Exchange platform portfolio as it grows. We expect Flywheel Re’s future cash flows and investor returns to be dependent on the loss performance of the underlying portfolio of specialty insurance business the vehicle reinsures and, therefore, relatively uncorrelated with movements or trends in the broader financial markets.

In 2023, we further evolved the Risk Exchange by allowing third-party insurance companies to join and access the Risk Exchange directly, as well as benefit from our profitable, thoughtfully sourced, managed, and monitored specialty risk portfolio. For the trailing twelve months ended March 31, 2025, Risk Exchange Insurers contributed 18% of total Exchange Written Premium, reflecting strong demand for our unique value proposition. If all of our new and existing Risk Exchange Insurers had been participating on the Risk Exchange for the trailing twelve months ended March 31, 2025, then those Risk Exchange Insurers would have written 30% of our Exchange Written Premium over that period.

As part of our strategy to engage with Risk Exchange Insurers, we offer quota share reinsurance contracts to these partners or help them establish relationships with other risk capital partners. Risk Exchange Insurers will often reinsure a significant portion of the acquired policies while gaining experience with the Risk Exchange. Our target is for Risk Exchange Insurers to write and retain an increasing percentage of our Exchange Written Premium and the capital requirements of our enterprise to further decline over time.

Our Revenue Model

We generate revenue through three separate operating segments: Exchange Services, MGA Operations, and Underwriting.

Our Exchange Services segment generates revenue through a fixed-percentage, volume-based fee that our risk capital partners pay to us for sourcing, managing, and monitoring the portfolio of business written by Members.

Our MGA Operations segment includes both Mission Underwriters’ consolidated results and those of Owned Members in which we have an equity ownership interest. We generate commission revenue from those Owned and Mission Members that we consolidate and equity income from those Owned Members in which we have a non-controlling equity ownership interest. For the years ended December 31, 2024, 2023 and 2022, Net Revenue Retention for our MGA Operations segment was 153%, 155%, and 237%, respectively.

Our Underwriting segment captures the net commissions from reinsurers and the net underwriting result from retained business that is written and assumed by Accelerant Underwriting companies. It includes revenue through net earned premiums, ceding commission income (representing the excess ceding commissions from reinsurers over DAC amortized over the insurance policy term), and net investment income. Net earned premium represents the earned proportion of our premiums that we retain in our statutory entities. As Accelerant cedes a significant portion of its premiums written to third-party reinsurance companies, including Flywheel Re, this generates ceding commissions that are offset against the acquisition costs related to the insurance contracts subject to the reinsurance. The excess of the ceding commissions compared to the acquisition costs form a significant source of revenue that is amortized over the related insurance policy terms.

Our Market Opportunity

We operate within the approximately $2 trillion global P&C insurance market. In Accelerant’s core geographies, the United States, Europe, Australia, and Canada, total estimated P&C premiums represented $1.4 trillion in 2022. Today, Accelerant is focused on the specialty P&C insurance market, which includes risks that are either more complex or niche than standard P&C risks and thus require unique underwriting expertise. We estimate that the specialty P&C insurance market represented approximately $252 billion of annual premium in these core geographies in 2022.

Specialty underwriters are the “supply side” of risk in our core market. MGAs are growing underwriting market share given their relative outperformance in innovation and product design. According to Conning, the MGA market in the U.S. alone was estimated to represent over $100 billion of premiums in 2023, having grown by more than 100% from $50 billion in 2018. As the specialty insurance market has continued to mature, MGAs have captured increasingly greater market share in specific underwriting niches because they can better attract top underwriting talent and have more flexible, modern technology. Insurance companies that provide coverage to the ultimate insureds, and the institutional investors and reinsurers that provide reinsurance to those insurance companies, serve as the “demand side” of the market. Our Risk Exchange sits in the middle, serving both the “supply-side” and the “demand-side” of this market. We also directly participate on the “supply side” through our MGA Operations segment and on the “demand side” through our Underwriting segment.

As the industry continues to grow, the specialty insurance market is experiencing multiple structural shifts which we believe will continue to drive opportunities for our Risk Exchange:

Key “Supply-Side” Drivers:

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Increasing Number of Specialty Underwriters Looking to Start MGAs: Specialty underwriters are often stifled at traditional insurance companies, burdened by outdated technology and misaligned incentives. They are increasingly looking to join or form new MGAs. This has been reinforced by the broader acknowledgement by market participants and insurance regulators of the important role that MGAs play in the value chain. Talented underwriters seek entrepreneurial environments with autonomous decision making, better equity upside, and modern technology. The Accelerant solution provides existing MGAs with flexibility and greater control over their businesses. We deliver distribution management and operational, actuarial, regulatory, and stable capital support. We do this for both established MGAs, as well as underwriters looking to form new MGAs through Mission Underwriters, which supplies start-up financing, in addition to turnkey, end-to-end technology and operational support. The accelerated formation of new MGAs continues to grow the market opportunity, producing a broader potential Member base for Accelerant and gives participants on our Risk Exchange access to previously unavailable market niches.

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Increased Need for Specialty Insurance Products: A variety of broad-based, fundamental shifts have increased the demand for specialty insurance products. Customers and policyholders need and seek more bespoke coverages. For underwriters, there are increasing benefits to sharpening their area of underwriting focus, empowered by innovation in AI, machine learning, and data analytics. Historically, the required technological and data capabilities could only be assembled within monolithic insurance companies. However, yesterday’s mainframe now operates on every underwriter’s smartphone. By breaking down cost barriers, an increasingly distributed technology architecture has paved the way for entrepreneurial underwriters outside traditional insurance companies to introduce new products and processes to the market.

Key “Demand-Side” Drivers:

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Heightened Demand for Low-Volatility Risk: Historically, attractive specialty, small-to-medium-sized enterprise (“SME”) insurance risk has been retained by a small number of Primary Insurance Companies, and therefore, inaccessible to many insurers, reinsurers, and institutional investors. This risk portfolio typically has a lower-volatility loss signature as compared to the P&C industry at large, given the smaller size and complexity of the insureds’ business models. Accelerant makes this otherwise difficult-to-access portfolio of specialty risk available to a broad range of risk capital partners. Furthermore, we construct our portfolio to have low exposure to natural catastrophe risk. Concerns around changes in climate and challenges with evaluating these risks have driven risk capital partners to search for lower-volatility risks to insure, such as those written through the Risk Exchange. Risk capital partners consistently identify the diversifying impact of our low-volatility portfolio as a primary driver for joining the Risk Exchange.

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Modern Technology Promotes Cost-Effective Access to SME Policies: Legacy insurance companies find accessing the SME market to be uneconomical, as their cost-to-service is high relative to premium volumes. Outdated processes result in onerously high expense ratios that make it uneconomical to service smaller dollar policies, despite the attractive low loss ratios these policies often produce. We expect to have a four percentage point general and administrative expense advantage versus the market.

Our proprietary technology removes these performance barriers through superior data collection, ingestion, and analytics. Our technology helps underwriters make better-informed underwriting and strategic decisions. Our Risk Exchange provides cost-effective access to this attractive segment for legacy insurers and reinsurers. We expect this to continue to attract more Risk Exchange Insurers directly onto the platform and increase the portion of the Risk Exchange premiums written by Risk Exchange Insurers relative to Accelerant-owned insurance companies.

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Alternative Capital Increasingly Desires Non-Financially Correlated Returns: There is growing demand from institutional investors for the type of risk in our portfolio. Institutional investors value the returns associated with underwriting that exhibits a low correlation with financial market conditions. In addition, the low volatility of the Risk Exchange portfolio further enhances this diversification. Historically, these institutional investors were limited to investing in short-term, narrow property catastrophe-focused opportunities. Accelerant meets investor demand for opportunities to participate more broadly across the specialty P&C insurance market. Flywheel Re delivers superior diversification in a capital-efficient structure that allows investors to access attractive returns across a large number of insurance products and across multiple underwriting periods.

The Accelerant Advantage

Accelerant operates a data-driven risk exchange connecting specialty insurance underwriters with risk capital partners. Our Risk Exchange reduces information asymmetries and operational barriers present in the traditional insurance value chain by leveraging proprietary technology to share actionable high-fidelity data and insights with platform participants.

In a market characterized by multiple layers of intermediation, complexity, and ineffective technology and use of data, our competitive advantage is supported by:

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Data-Driven Insights and Technology: The traditional insurance value chain is beset by inaccurate and incomplete data on underlying policies. Underwriters are unable to derive meaningful and actionable information that supports underwriting performance and risk capital partners lack high confidence in risk exposure and performance. Based on our Members’ experience, we estimate that a small fraction of the policyholder data that is collected at the start of the insurance value chain is typically shared with the end capital provider. We believe this resulting information asymmetry leads to a market with artificially high prices and depressed volumes. We built Accelerant to solve these problems.

Our proprietary ingestion tools allow us to capture insurance data from disparate and complex data environments. We collect Member exposure data from both structured and unstructured environments and combine it into a single dataset now consisting of over 21 thousand unique attributes across more than 79 million rows of proprietary data from over one thousand unique data mappings. On average, in the first quarter of 2025, we ingested 8.9 million additional rows per month into our growing dataset. This high-fidelity, high-quality data is combined with third-party data and made available to both Members and risk capital partners in an actionable form. We believe that our digital capabilities and workflow tools will lead to better data, better analytics, and reduced effort at scale.

Our proprietary technology allows underwriters to select risks with the benefit of platform-driven insights and for our risk capital partners to gain transparency into the portfolio of risks they are assuming.

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Member-Centric Culture: Accelerant is organized around its Members, seamlessly providing them with the services they require to succeed, including distribution management and operational, actuarial, regulatory, and stable capital support. Key to our service model is the assignment of a dedicated expert support team to each Member, including relationship managers, claims adjusters, actuaries, underwriters, and data scientists. The legacy insurance industry tends to organize around product silos, connecting multiple disjointed nodes across several organizations. This results in a highly fragmented value chain which introduces high costs, large data loss, and structural fragility. We work with Members to launch new product offerings in approximately 14 weeks, compared to what we believe is the industry standard of six to 12 months. We provide our Members with a dedicated team of experts, which includes underwriting and data managers, alongside regular consultations to drive performance enhancement. We have protocols in place to ensure that we do not compete with our Members. Such protocols center around bespoke product uniqueness for each Member, transparency of Member competition and non-favoritism, and channel definition. This creates a dynamic that further differentiates us from the legacy market. There may be potential Members that are less interested in becoming a Member because of our investment in other Members that are perceived to be competitors, but based on our experience, we believe the likelihood of this is low. Our Member-centric culture and the breadth of our capabilities allow us to attract and retain what we believe to be the industry’s best underwriters in their respective specialties.

We provide Members with long-term capital and operational support so that they can plan for the longer term and focus on their core businesses. We believe taking a longer-term view promotes faster, more profitable and more durable growth for Members. In exchange for a five-year capacity commitment from us, our Members provide us with exclusivity agreements on a rolling, five-year basis. We provide Members with data and analytics, portfolio management, assistance with product expansion, and widening distribution networks. Our commitment to supporting our Members’ growth is evidenced by our Net Revenue Retention of 157% for the trailing twelve months ended March 31, 2025 and third-party generated NPS score of 89 in 2023.

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Disciplined Approach to Sourcing, Managing, and Monitoring Risk: Our methodology of carefully sourcing, managing, and monitoring risk enables us to develop our portfolio of specialty risk. We source prospective new Members through our industry network and market referrals and make selections based on their loss ratio track records. Our current focus is predominantly on commercial, low-limit SME lines of business. Our existing portfolio of products consists of commercial combined, property owners and professional indemnity products together with other coverage products. Each of our Members typically specializes in a particular commercial niche (e.g., Pacific Northwestern bowling alleys or Norwegian cold storage facilities). We and they aim to provide the full suite of insurance products the SME owner would need or seek to obtain in each niche. We take a disciplined approach to managing and monitoring risk in collaboration with Members that combines our data insights with advice from insurance industry veterans. We meet with each Member monthly to review their portfolio performance, and our technology stack enables us to derive data-driven insights that uncover hidden opportunities and potential vulnerabilities in a Member’s portfolio.

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Diverse, High-Quality Risk Capital Partners: Maintaining long-term relationships with our risk capital partners is a key component of our business and revenue model. Whether they participate on the Risk Exchange directly or through reinsurance, we have partnered with a broad group of high-quality risk capital partners who are attracted to the Risk Exchange by the portfolio’s consistent and profitable underwriting performance. We have grown the number of risk capital partners on our platform from two in 2019 to 28 in 2020 to 96 as of March 31, 2025. Our existing risk capital partners include blue chip insurance and reinsurance companies with substantial balance sheets that have the capacity to support the pace of our growth and could singularly support our entire portfolio today. Continued strong demand from risk capital is an important contributing factor to our robust Member pipeline. Additionally, we intend to continue to increase the portion of the Risk Exchange premiums written directly and retained by Risk Exchange Insurers and reduce the portion written by Accelerant Underwriting, which will shift even more of our revenue model to being fee-based.

Our Growth Strategy

Since inception, we have grown Exchange Written Premium at a 217% compounded annual growth rate. We believe we will continue to maintain strong revenue growth based on:

•	Growing Existing Members’ Businesses: Our Members are the key to our success – when they succeed, we succeed. We believe our existing Members will continue to expand as they capture greater market share, introduce new products, and enter new regions. Accelerant’s exclusivity arrangements and rights of first refusal on new product launches promote new product growth on the Risk Exchange. Accelerant’s long-term five-year capacity commitment allows our Members to plan for the future with confidence, focusing on new opportunities, rather than sourcing underwriting capacity. These factors have led to our Members growing premiums written on the Risk Exchange by over 39% annually on a weighted-average basis. Additionally, not all products written by our Members are written through the Risk Exchange. In 2023, in Europe and the U.S., approximately 59% and 58%, respectively, of Members used both the Risk Exchange and other third-party capital providers to secure their capacity. We believe this presents a significant opportunity for the Risk Exchange to increase its wallet share and capture even more of those Members’ premiums.

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Attracting New Members: Adding new Members to our platform has been a significant source of growth historically, and we expect this to continue in the future. We began with three Members in 2018 and had 232 as of March 31, 2025. Our expert client-facing service model, proprietary technology offering, and long-term capacity attract prospective Members to our Risk Exchange. We had over 300 additional MGAs in our evaluation pipeline as of March 31, 2025, which collectively reported $2.5 billion in annual premiums. We expect our comprehensive diligence process when selecting members as well as our growing Member base and increasingly diversified portfolio to drive further interest from additional risk capital partners and, in turn, reinforce the Risk Exchange’s value proposition to existing and prospective Members.

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Expanding Our Product Portfolio: Our portfolio is focused on low-volatility, low-severity SME commercial risks. This market segment within our focal lines of business and geographies is large, estimated at $117 billion of premium for 2022, giving us considerable room to expand. We intend to prudently expand into selected additional lines of business, bringing our estimated serviceable market to $252 billion. As we continue to scale, we believe there are specialty underwriters that excel in larger-market commercial, commercial auto, workers’ compensation, and specialty personal lines whom we can attract to our Risk Exchange while maintaining the same high-quality portfolio. We will always endeavor to attract the highest quality underwriting talent to our Member base, notwithstanding the niche or line of business.

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Geographic Expansion: As of March 31, 2025, 40% of our total Members were in Europe, including the UK, 50% in the U.S., and 10% in Canada. We intend to grow with our existing product portfolio by adding additional countries to our operation. Our geographic expansions to date have been successful and we believe our operating footprint and globally integrated technology platform position us well to capitalize on opportunities in new countries. In the near-term, we believe that Australia and continued expansion in Canada represent attractive growth opportunities given their combination of high MGA penetration and similar structural challenges present in their legacy insurance marketplaces. We are always evaluating other global expansion opportunities as well.

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Expanding to New Member Types: To date, our Members have been MGAs primarily focused on specialty insurance. We have been successful in addressing these clients’ needs, and we believe there are other sizable Member types which have similar structural challenges that would benefit from a relationship with us. In particular, captive insurance companies constitute a $176 billion global market and face similar challenges as our existing specialty Members. Captives represent entities engaged in self-insurance, either standalone (e.g., single business) or as a group of related insureds forming a jointly owned insurance vehicle. Captives have identified inflexible and unreliable insurers, poor data transparency, high expenses, and slow response times as key challenges to their operations – each of which our platform could address. From our perspective, the aligned incentives inherent in the captive model result in more attractive risk than other markets. As of March 31, 2025, we had nine Members engaging in captive business.

Along with the opportunity to provide retail brokers access to the suite of products offered by our Members, we believe we can expand our existing partnerships with retail P&C insurance brokers that have specific areas of expertise and could enhance their economics by establishing a joint venture MGA with Accelerant. Our Mission Underwriters business will help facilitate this venture, which will begin with the establishment of a new MGA.

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Deepening and Broadening Relationships with Risk Capital Partners: We have diverse, stable, and high-quality risk capital relationships, including 13 Risk Exchange Insurers operating directly on the Risk Exchange, 79 third-party reinsurance companies, and four institutional investors contributing capital to Flywheel Re. Our existing risk capital partners maintain substantial balance sheets and have the capacity to support our current and anticipated future growth. While we do not need to add any other risk capital partners to keep pace with our growth, we expect to continue to expand the number of risk capital partnerships in response to the growing demand for our value proposition, which will drive increased competition for low-volatility, low-severity risk, providing enhanced terms and more favorable economics for the Risk Exchange. Writing more premium directly with Risk Exchange Insurers will shift even more of our revenue model to being fee-based.

Our Technology and Data Platform

Our proprietary, purpose-built technology and data platform is a critical part of executing our vision for the Risk Exchange, which is to provide greater transparency and shared information across the entire value chain.

Underpinning the Risk Exchange’s value proposition for our Members, are our data and technology capabilities that we believe are unmatched in the industry. We ingest and combine data from a variety of sources (e.g., policy and claims systems), augment it with third-party data, and analyze that information for the benefit of all Risk Exchange participants. Accelerant captures all available data on risk exposures and claims – we do not have to leave data behind because of technological limitations. By ingesting structured and unstructured data, we can preserve data that is often lost across the insurance value chain. As of March 31, 2025, our dataset consisted of over 21 thousand unique attributes across more than 79 million rows of proprietary data from one thousand unique data mappings, and we have ingested an average of 8.9 million additional rows per month in 2025. Once ingested, data is validated, transformed, and governed into robust and tailored underwriting intelligence that is available to Members and risk capital partners alike. As a result, our Risk Exchange lessens information asymmetries, enabling trust between Buyers and Sellers on our platform.

Our Members and risk capital partners derive significant value from our data and analytics platform and their specific needs and usage patterns continuously evolve. We seek to regularly enhance the delivery and functionality of our data and analytical capabilities utilizing workflow tools and our cloud-native, digital platform that offers Risk Exchange participants a single, secure place to operate. Examples of our data and analytics advantage include:

(1)

Accelerant Risk Indexing: We generate a proprietary risk score on individual risks to improve selection and pricing for select Members today. By introducing third-party data in the form of distance to the nearest pub and area crime incidents, we helped a Member improve their gross loss ratio by 5.3% when back testing the Member’s data, which is a significant improvement to the underwriting profit for our risk capital partners. We expect to compound these data-driven inputs continuously to make our portfolio stronger.

(2)

Claims Recovery Model: We employ a large language model (LLM) to analyze our Accelerant-sanitized data and help identify the claims with the highest likelihood for subrogation (i.e., recovery) in the United Kingdom. Thus far, we have improved our subrogation rate from 0.5% of claims to 2% leading to an estimated 1% improvement in gross loss ratio, assuming a portfolio gross loss ratio of 50%, which is a significant improvement for our risk capital partners. As our model continues to develop and train, we aim to further reduce subrogation rates and derive other actionable insights.

We have assembled a team of over 150 highly skilled engineers, data scientists, product managers and designers whose collective expertise spans a broad range of technical areas. As of March 31, 2025, these team members represented 32% of the Accelerant workforce. We continue to make significant investments in the development of our data, analytics, and AI.

Our Operating Segments

We operate our business across three operating segments – Exchange Services, which is the core offering of Accelerant, MGA Operations, and Underwriting.

Exchange Services

The Exchange Services segment is our core business, our Risk Exchange – the Accelerant technology, data ingestion, and agency operations that serve the needs of our Members and risk capital partners. We derive revenue in this segment from contractually fixed fees based on premium volume, paid by risk capital partners for sourcing, monitoring, and managing their risk portfolios.

The Risk Exchange benefits from a powerful network effect. We believe that as more Members join Accelerant’s platform, more experience data is collected and ingested, driving better underwriting intelligence, industry-leading loss ratios, more scale and more efficiency. We believe this will continue to drive more interest from institutional investors, insurance companies, and reinsurers who will find the Risk Exchange to be a highly differentiated and low friction way to access a very attractive portfolio of business. We believe that the increase in capital attracted to the Risk Exchange will provide more optionality and capacity stability, drawing more specialty underwriters to the Risk Exchange and further amplifying the network effect.

For the trailing twelve months ended March 31, 2025, the Risk Exchange placed $3.5 billion of Exchange Written Premium, representing 73% period-over-period growth compared to the trailing twelve months ended March 31, 2024. We expect this segment will become an increasing majority of the earnings reported within our consolidated financial statements.

MGA Operations

Our MGA Operations segment captures the economics of both Mission Members and Owned Members in which Accelerant has a minority equity ownership interest, reflecting such earnings as equity method income, or in which Accelerant has a controlling stake, reflecting such earnings fully within our consolidated results. Mission Underwriters represents the largest component of this segment. Mission Underwriters provides start-up financing, underwriting capacity, and turnkey operational support to entrepreneurial underwriters looking to launch their own MGAs. We own the majority of every MGA that Mission Underwriters helps to create, with meaningful equity shared with management teams based on the performance of their MGA. Mission Underwriters allows Accelerant to directly capitalize on the industry trend of specialized underwriting talent leaving traditional insurance companies to start their own independent platforms. Mission Underwriters expands our addressable market.

MGA Operations also provides us with the opportunity to make attractive, long-term investments in existing Members, driving alignment of interest, as well as enabling Accelerant to participate in the value the Risk Exchange creates for MGAs.

Owned Members that were already Members prior to investment in Accelerant have grown premium with Accelerant by 57% on an average basis for the comparable months in the 12-months post-acquisition. To date, we have invested in 16 MGAs (which we call “Owned Members”), most of the time acquiring a minority stake, twelve months after the MGA has been a Member on our platform, with a call option to allow us to take a majority stake over time.

The MGA Operations segment included activity from 47 Members who collectively produced GWP of $1.03 billion for the trailing twelve months ended March 31, 2025 (the 16 Owned Members within this group produced $407 million of GWP).

Underwriting

Our Underwriting segment contains all revenue and expenses associated with Accelerant Underwriting. We view our owned insurers and reinsurer as strategic assets and sources of operating flexibility. As we began operations, our owned insurance companies promoted alignment with our risk capital partners by demonstrating our steadfast focus on sourcing the most attractive specialty risk. Our reinsurer and institutional investor risk capital partners access premium on the Risk Exchange through reinsurance from Accelerant Underwriting and from the quota share arrangements Accelerant Re Cayman writes with our Risk Exchange Insurers. For the trailing twelve months ended March 31, 2025, 92% of premiums written by Accelerant Underwriting were ultimately reinsured to third-party risk capital partners. For the trailing twelve months ended March 31, 2025, Accelerant-Retained Exchange Premium represented 8% of Exchange Written Premium.

For the three months ended March 31, 2025, the Underwriting segment had retained net written premiums and net earned premiums of $72.4 million and $63.0 million, respectively. In the future, as third-party risk capital partners increasingly directly access the Risk Exchange, we expect revenue in the Underwriting segment to grow more slowly than in the Risk Exchange segment.

Our Members (“Supply Side” of our Risk Exchange)

Our Members are experienced specialty underwriters that produce attractive loss ratios. The Members with whom we partner are typically MGAs with $30 to $40 million in premium, a headcount of 20-30 employees, and an average tenure of approximately seven years, operating independently of insurance companies, with delegated authority to underwrite risk on an insurance company’s behalf. We select Members that have an impressive track record of underwriting low-volatility, low-limit, low-hazard risks. The quality of the portfolio written by our Members is highlighted by our gross loss ratio of 53%, 54%, and 51% for the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, respectively. Through our rigorous vetting process, we review prospective Members across a range of areas including underwriting, actuarial, compliance, claims, technology, and key talent. Typical criteria we use in screening for new prospective Members include:

•	3-to-5-year underwriting track record, either as a standalone MGA or as part of larger organization

•	Predominantly commercial, low-limit SME risk focus

•	Underwriter-led culture with focus on maintaining profitable business

•	Typical annual premium volumes of $3 million to $100 million

•	Robust data capture capabilities that can be shared with our Risk Exchange

When our Members join the Risk Exchange, we onboard them typically within 14 weeks, and sometimes in as little as two weeks. The speed to market we provide is reinforced by our expert service model and technology capabilities.

Our commitment to our Members and the quality of the Risk Exchange portfolio continues long after a Member is onboarded. We are in weekly contact with our Members to understand their primary needs and identify action plans quickly. We regularly conduct formal reviews (usually monthly) on each Member’s performance and strategies. These reviews are informed by the high-fidelity data we ingest and transform into actionable insights. Our Members receive a five-year capacity commitment which is renewed annually. This multi-year capacity commitment enables them to focus on underwriting performance and to scale efficiently. As part of the capacity commitment, the Risk Exchange becomes the exclusive network of capacity providers for the Member for the product being written through the Risk Exchange and Accelerant receives a right of first refusal with respect to any new product that they may launch. We retain the right to cancel any Member capacity commitment if we view underwriting performance to be deteriorating without the prospect of remediation action to be able to improve performance. To date, the Company has terminated its agreement with 12 Members—seven after they proved unable to scale new products, four because of poor underwriting performance or breached authority, and one that was sold to a third party. Three additional Members have merged into another Member.

Our Members’ weighted average annual growth rate of premiums written on the Risk Exchange of 39% per year, which includes both growth of existing products on our platform and our Members launching new products on our platform, underscores the accelerating growth of Members when they work with Accelerant.

Our Member base is highly diversified across both geographic regions and the products and classes of business they write. Our largest member accounted for 8% of our Exchange Written Premium for the trailing twelve months ended March 31, 2025.

(1)	Excludes Mission Members.

The above Member information is as of March 31, 2025, and the above premium information is for the trailing twelve months ended March 31, 2025.

Member Case Studies

We believe these case studies are reflective of the value proposition of our platform to all our Members and have included them here to demonstrate how our Risk Exchange generates value for Members. When we onboard new Members, we expect them to be self-sustaining businesses, but we seek to enhance their performance through our platform, network, and expert service model.

Member A

Member A, a UK-based MGA specializing in high-net-worth households, among other markets, joined Accelerant as a Member in early 2020.

In 2021, in the course of our meetings with the Member, our data analytics platform identified signs of performance deterioration in a number of products translating to increasing loss ratios. The platform further calculated expected claims by product. The analytics, together with the expert underwriters at the Member and at Accelerant, led us to identify the coverages presenting the highest risks, calculate expected claims, and ultimately determine that certain policies were underpriced.

We developed a remediation plan that included exiting some poor-performing products, redesigning the coverage provided in other products where our analytics indicated this was required, and taking targeted rate actions in other products, leveraging our tools to design pricing changes to retain the best insureds and avoid the worst. We reviewed the progress against this plan through regular check-ins with the Member and our ongoing data oversight.

This Member’s loss ratio has shown significant improvement, declining from over 100% for underwriting year 2020 to 49.6% for underwriting year 2024.

Member B

Member B, a U.S.-based MGA joined as a Member in January 2021. At that time, Member B was writing approximately $10 million in GWP through a single product focused on a specific type of agricultural risk.

Member B was evaluating growth opportunities to diversify its portfolio. With our help, Member B introduced two additional products in its underwriting portfolio. Facilitated by our data analytics, Member B also engaged in targeted rate change, property exposure management, and claims management that increased portfolio profitability. Within our Risk Exchange Member community, Member B has been actively collaborating with other Members on best practices for distribution, underwriting, and claims management.

Within two years of joining the platform, Member B nearly doubled its annual premiums (consistent with other Members who joined during a similar time period) and considerably reduced its loss ratio (to a greater extent than other Members who joined during a similar time period).

Our Risk Capital Partners (“Demand Side” of our Risk Exchange)

Premium generated from Members is centrally managed by our Risk Exchange and placed with a diverse stable of high-quality risk capital partners or Accelerant Underwriting. Our risk capital partners include 13 Risk Exchange insurance companies, 79 third-party reinsurers, and four institutional investors contributing capital to Flywheel Re.

The majority of the Risk Exchange’s business that is placed with our reinsurers and institutional investor partners is written directly by Accelerant-owned insurance companies within the U.S., Canada and Europe. The risk is then reinsured, save for a small retention, to Accelerant Re Cayman, our Cayman-incorporated reinsurance company. Reinsurers and institutional investors access the business pooled at Accelerant Re Cayman via quota share, excess of loss, and stop-loss reinsurance arrangements. In 2022, capital from institutional investors was raised to establish Flywheel Re. Flywheel Re is a special purpose reinsurance entity that participates in the Risk Exchange portfolio on a multi-year basis. We expect Flywheel Re to become a larger part of our risk capital offering as this source of risk capital adds diversification, predictability, and stability to the “demand side” of our platform. The participation of institutional investors and reinsurers also diversifies our sources of risk capital and introduces competitive tension that regulates the cost of capital. Our reinsurer and institutional investor risk capital partners comprise highly rated, third-party reinsurers, the significant majority holding an “A-” or better rating from A.M. Best or acting on a collateralized basis, and are sufficiently capitalized to support our planned growth over the years, subject to their appetite. Our largest reinsurance relationship represented 14% of Exchange Written Premium for the three months ended March 31, 2025.

The balance of the Risk Exchange’s business is written by third-party insurance companies, in which we do not have an equity stake or any form of ownership and which access the Risk Exchange directly and authorize Accelerant agencies and brokers to source, manage, and monitor the risk. Risk Exchange Insurers that join the Accelerant Risk Exchange can select the business they write based on product and geography. We do not have an equity stake or any form of ownership interest in any of our risk capital partners, including Flywheel Re, but one of our Risk Exchange Insurers, Hadron (an insurer newly formed in 2023), is sponsored by our equity sponsor, Altamont Capital. See “Certain Relationships and Related-Party Transactions—Hadron.” We actively manage the portfolios of the Risk Exchange Insurers to ensure both their own portfolios and those across the platform remain well-balanced from a relative volatility and expected profit perspective. Through March 31, 2025, 13 third-party insurance companies directly joined the Risk Exchange and contributed 19%, 16%, and 10% of Exchange Written Premium for the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, respectively. If all of our new and existing Risk Exchange Insurers had been participating on the Risk Exchange for the trailing twelve months ended March 31, 2025, then those Risk Exchange Insurers would have written 30% of our Exchange Written Premium over that period with the balance contributed by Accelerant Underwriting.

As part of our strategy to engage with risk capital partners, we offer quota share reinsurance contracts to these partners. Risk Exchange Insurers will often reinsure a significant portion of the acquired policies while gaining experience with the Risk Exchange. Our target is for premiums written and retained by Risk Exchange Insurers to represent a significant portion of the overall Exchange Written Premiums over the next several years and the capital requirements of our enterprise to decline.

For the trailing twelve months ended March 31, 2025, our Exchange Premium written by risk capital type was as follows:

Risk Exchange Insurers may seek our help in securing reinsurance capacity given the breadth of our relationships. In these instances, we can help them establish reinsurance relationships with other risk capital partners as well as reinsure an agreed-upon portion of premium at Accelerant Underwriting. We maintain a capital-efficient Underwriting segment, with 92% of premium written by Accelerant Underwriting during the trailing twelve months ended March 31, 2025 reinsured to risk capital partners via quota share and excess of loss arrangements. Third-party reinsurers and institutional investors reinsured 69% and 23% of Accelerant GWP, respectively, during the trailing twelve months ended March 31, 2025. For the trailing twelve months ended March 31, 2025, Accelerant-Retained Exchange Premium represented 8% of Exchange Written Premium.

To bolster the risk profile of the Risk Exchange portfolio, we buy inuring excess of loss protection from third-party reinsurers to mitigate the impact of a significant loss events. This ensures that, beyond the quota share arrangements with risk capital partners, our reinsurer counterparty exposures in the event of significant losses are appropriately diversified.

Risk Management

The Company maintains an enterprise risk management framework to address existing as well as emerging risks that could impact us, and our performance. The framework:

•	is embedded in both the organizational structure and strategic oversight process, supported by appropriate internal control policies and procedures;

•

is supported by information systems that appropriately capture underwriting, investment, and operational data and provide relevant, accurate, and timely information to the applicable business functions;

•	has incorporated techniques necessary to identify, measure, respond to, monitor, and report, on an individual and aggregate level, all material risks;

•	provides for periodic reviews of the operating environment to ensure material risks are assessed and monitored, and appropriate actions are taken to manage exposures and adverse developments;

•	specifies objectives, risk appetite and risk tolerance levels, and appropriate delegation of oversight, reporting, and operating responsibilities across all functions;

•	provides for reporting systems that are appropriate to the Company’s business activities taking into consideration any outsourcing of responsibilities and safeguarding of assets; and

•	documents all significant policies and procedures associated with the framework.

Claims

We have experienced claims teams, consisting of 39 in-house claims professionals with cross-jurisdictional experience. Claims are primarily handled by TPAs, with claims authorization up to $250 thousand per claim (as adjusted for applicable currency). Claims in excess of authorized levels involve oversight from our claims professionals. TPAs are selected by the Risk Exchange with input from the Member and based on the TPA’s specific insurance expertise in the product type as well as the TPA firm’s ability and willingness to transfer claims data. This is unusual in the specialty market and disqualifies some TPAs from handling Risk Exchange business. We make claims data and case-specific actions available to our Members and risk capital partners, enabling them to quickly understand and respond to claims and market trends, which ultimately results in efficient claims management and overall portfolio performance.

Competition

The specialty insurance industry consists of many markets and sub-markets around the world, each with distinct products, services, and regulatory considerations. It is fragmented by layers of intermediation and served by a broad range of incumbents tackling only small portions of the specialty insurance value chain.

We believe our competition includes a broad range of business types, addressing only one piece of our value proposition rather than delivering a holistic solution similar to ours. Incumbents serving specialty underwriters today include the Lloyd’s market, local insurers, and fronting companies. We believe that traditional insurance companies’ and industry participants’ cost structures, approaches to compliance issues, and transactional approach towards MGAs combine to deter the potential success of MGAs. Incumbents also tend to move slowly in onboarding MGAs, to be less focused on delivering service and support, and may look for opportunities to quickly replace MGAs with their own direct distribution. Many fronting companies often have short-lived, brittle, and single-program reinsurance relationships that they require MGAs to source themselves. We believe that very few of these incumbents provide the data transparency or tools that fuel an MGA’s success.

Existing and newer industry participants may attempt to replicate our business model, but we believe that the competitive moat around Accelerant remains very wide.

Traditional insurance companies and industry participants are organized around product silos and their technology is typically hampered by legacy systems which are not easily replaced due to regulatory requirements. Traditional insurers tend to have distribution channels that compete directly with MGAs, and that they are unwilling to solely focus on MGAs. Traditional reinsurers also have large balance sheets burdened by significant loss reserves. These companies rely on underwriting income today to earn a return on the capital required to support these loss reserves, making it unlikely they would share a large portion of their stable and profitable premium with other risk capital partners.

Fronting companies generally do not have the technological resources or the expertise required to monitor the business they allow others to write on their behalf. The fronting business model is generally low-cost, providing only the bare essential regulatory reporting capabilities to the transaction, generally requiring the underwriters to arrange their own program-specific reinsurance. We believe a significant shift in business model would be required for fronting companies to provide the breadth of services that we provide to participants on the Risk Exchange.

We believe technology-first or “insurtech” companies have also struggled to be successful in our market. While superior technology is an important capability to be successful, these companies often struggle without a team of insurance industry experts to manage underwriting results, regulators and rating agencies.

Brokers and other intermediaries generally also lack experience with underwriting, regulators and rating agencies. Additionally, they have not generally made investments in technology that allow them to understand the exposures of the business they intermediate, and their focus has been more on sales-generating data.

Altogether we believe we have created a differentiated specialty insurance platform due to factors including but not limited to our data and technology capability, regulatory barriers, rating agency requirements, and capacity access.

Intellectual Property

We rely on a combination of copyright, trademark, trade dress and trade secret laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights. These laws, procedures, and restrictions provide only limited protection.

We have registered “Accelerant” and the logo design for Accelerant, “Mission Underwriters” and the logo design for Mission Underwriters, and numerous of our other brand names and logos as trademarks in the U.S. and other jurisdictions. We have also registered numerous internet domain names related to our business. We also rely on common-law trademark protection to protect other types of our intellectual property.

We enter into agreements with our employees, contractors, clients, partners and other parties with whom we do business to limit access to and disclosure of our proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop products and services that compete with ours. Moreover, others may independently develop products or services that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Furthermore, effective copyright, trademark, trade dress and trade secret protection may not be available in every country in which our products are available, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the U.S. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Companies in the insurance industry may own large numbers of copyrights, trademarks and other intellectual property and proprietary rights, and these companies and entities have and may in the future request license agreements, threaten litigation or file suit against us based on allegations of infringement, misappropriation or other violations of their intellectual property and proprietary rights.

Information Security

We face external threats to our information technology systems and data, including the possibility of system failure, attempts to steal our customer data, ransomware, phishing and other cyberattacks. We designed our technology infrastructure to function through disruptions, including significant disruptions, and replicate our data in real time to a third-party cloud disaster recovery site for use in the event of a major system failure. We also back-up our data (immutable) daily for system restoration if needed. Additional actions we take to prevent disruptions to our systems and data include: actively monitoring Cybersecurity and Infrastructure Security Agency’s cybersecurity directives, taking immediate action on any vulnerability identified in a directive; continuous vulnerability scans on all network attached devices, at all locations, with patching applied whenever needed; leverage context based authentication and authorization methods; requiring two-factor authentication for access to any of our systems; conducting regular human risk management activities including training simulated phishing and communications; implementing endpoint detection agents for threat detection and response; performing tabletop scenarios to practice responses to breaches involving our cybersecurity insurance partners and retained security consultants; and performing annual penetration testing. We regularly review our security breach posture and regularly implement updated processes, best practices and tools.

Product and Feature Development

We aim to continuously improve our platforms and to develop new features for our Risk Exchange participants. Our product development philosophy is centered on continuous innovation in creating products that are designed to place our users, their businesses and the interactions with us at the core of the product experience.

Digital Platform

Our platform is a single, secure place for our Risk Exchange participants to operate. Risk Exchange participants will leverage the digital platform to increase their productivity and drive business results via portfolio insights, analytical and workflow tools. Members also have access to a virtual community through our platform to drive network effects across the ecosystem of Risk Exchange participants. In select instances, the virtual community has created cross-sell opportunities amongst Members. Through the offerings of the virtual community, Members have already been able to achieve tangible economic benefits from the relationships they have cultivated within our network.

Data, Analytics & AI

Our Data platform is designed to capture and ingest data from a variety of sources from Member bordereaux files to third-party data and other source systems via API. Incoming data is validated, transformed, and governed before being leveraged by our SaaS platform where Members and Risk Exchange Insurers can consume analytics and insights. Members have access to consolidated, easy to consume portfolio dashboards that show the overall performance of their book of business across GWP versus plan, retention, rate change, claims analysis and loss emergence. Members are able to drill into details of the summary metrics to understand performance against plan over time using the high-quality data that we have captured and cleansed. In addition, Members can build and manage custom reports by selecting and filtering on data fields that are most relevant to their business.

Architecture

Legacy technology creates challenges for insurers and MGAs, who are increasingly looking for modern solutions as the industry shifts to a cloud-based model. Our platform was built from the ground up to take advantage of the cloud and modern data technologies. Accelerant’s Data and digital platforms are all deployed on Amazon Web Services public cloud infrastructure in one region and three availability zones. Our microservice architecture allows for flexible scaling and rapid development as we evolve our architecture.

Research and Development

Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform, including the underlying public cloud infrastructure. Our research and development organization consists of teams specializing in software engineering, product management, product design, data engineering and machine learning engineering. We intend to continue to invest in our research and development capabilities to expand our platform.

Employees and Culture

Our culture is the foundation of everything we do. Our employees are our greatest asset, and we strive to foster a productive, cross-border working environment that embodies our core values. We firmly believe in transparency, teamwork, sharing individual and team successes, and building a resilient, entrepreneurial, and productive workforce of the future.

At Accelerant, we are:

•	Member-centric

•	A team of experts

•	Fast and Wise

•	Aggressively transparent

•	Building for the future

•	Innovative and flexible

We believe:

•	In putting authority and accountability as close to the customer as possible

•	The only success is shared success

We commit to:

•	Assume positive intent

•	Maximum sustainable effort. Every day.

Our remote-first working environment enables us to attract and engage top industry talent not only in our core geographies – the U.S., the UK, Europe, and Canada – but also on a global stage. We are committed to cultivating and preserving a diverse and inclusive workforce that reflects the cultures and communities of our global footprint. As of March 31, 2025, we have 490 Accelerant Exchange Services, Underwriting and Corporate employees around the world, and an additional 245 Mission employees. We also engage temporary employees and contractors directly or through third-party vendors and agencies.

We are conscious that in a remote working environment, effective and transparent communication is a business imperative. Every week, our founders host global “All Hands” meetings virtually to share key business updates, successes, and initiatives and to welcome new hires. At the department level, teams host similar meetings on a regular basis.

Our key differentiators are not only our talent and expertise, but also the creativity and execution we deliver on behalf of our Members and risk capital partners. Our method of attracting and retaining the best people is matched only by our entrepreneurial spirit and passion for excellence. This is made possible by our colleagues feeling empowered and involved, as demonstrated by our high employee retention and engagement. In our 2022, 2023, and 2024 employee surveys, completed by 184, 238, and 369 of our employees, respectively, employees reported an average satisfaction rate of 85%.

Lastly, every employee has a financial stake in our success. In keeping with our value of “the only success is shared success,” employees that have been with the organization for a minimum period are expected to have an interest in our equity performance.

Facilities

We currently lease small office spaces in certain locations including Atlanta, New York City, Colorado Springs, Bermuda, Grand Cayman, Brussels, Dublin, London and Malta, including a lease with a co-working company providing access to multiple locations across the U.S. Substantially all of our employees work remotely. We maintain our corporate headquarters in the Cayman Islands. As we expand, we believe suitable additional or substitute space will be leased as and when needed.

Legal Proceedings

Other than in the ordinary course of our business operations, we are not currently party to any civil or government investigation. We do not expect that the ultimate outcome of any of the currently ongoing legal proceedings, individually or collectively, would have a material adverse effect on our business, financial condition, results of operations, or prospects. However, the results of litigation and arbitration are inherently unpredictable, and the possibility exists that the ultimate resolution of matters to which we are or could become subject could result in a material adverse effect on our business, financial condition, results of operations or prospects.

REGULATION

Insurance Regulation

United States Regulation

Insurance Regulation in General

We are regulated by insurance regulatory authorities in the states and countries in which we conduct insurance-related business activities. In the U.S., authority for the regulation, supervision and administration of the business of insurance in each state is generally delegated to a state insurance commissioner who oversees a regulatory body responsible for the supervision of the business of insurance. In addition, the NAIC, comprised of the insurance commissioners of each U.S. jurisdiction, develops or amends model statutes and regulations that, in turn, most states adopt.

In general, such insurance laws and regulations are designed to protect the interests of policyholders, consumers, and claimants rather than shareholders or other investors. State regulatory authorities generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and insurance producers, review and approval of product forms and rates, establishing standards for reserve adequacy, statutory accounting methods, statutory financial reports, regulating certain transactions with affiliates, and prescribing types and amounts of investments.

The U.S. state-based insurance regulatory system is in a constant state of change, as state governmental agencies and legislatures adapt to market and political circumstances. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase, state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and some state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance industry in a variety of ways. In addition, the FIO was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010. The FIO monitors all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry or the U.S. financial system, although the FIO has no express regulatory authority over insurance companies or other insurance industry participants.

Required Licensing

Our business activities are subject to licensing requirements and extensive regulation under the laws of the various states and countries in which we operate. Regulatory authorities in the states or countries in which our operating subsidiaries conduct business may require individual or company licensing to act as insurers, producers, brokers, agents, TPAs, MGAs, reinsurance intermediaries, or adjusters.

Under the laws of most states in the United States, regulatory authorities have relatively broad discretion with respect to granting, renewing, and revoking insurer, producer, broker, and agent licenses to transact business in the state or country. The operating terms may vary according to the licensing requirements of the particular state, which may require that a firm operate in that jurisdiction through a local corporation. Our subsidiaries must comply with laws and regulations of the jurisdictions in which they do business. These laws and regulations are enforced by federal and state agencies in the United States.

All insurance is written through licensed agents and brokers. In jurisdictions in which we operate on a surplus lines basis, surplus lines brokers are generally required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us or that the coverage is otherwise unavailable from an admitted carrier.

Accelerant Holdings is the ultimate parent company for three insurance company subsidiaries located in the United States. ASIC is domiciled in the state of Arkansas and operates on a surplus lines basis; ANIC is domiciled as an admitted carrier in the State of Delaware to transact certain lines of P&C; and Accelerant Re I.I. is domiciled in Puerto Rico as an international insurance company and is authorized to transact property and casualty reinsurance in Puerto Rico. Several states impose heightened regulation on non-domestic insurers that write a significant portion of the insurers’ premium in that state. When a foreign insurer meets the specified threshold, these states consider the insurer to be “commercially domiciled,” triggering that heightened regulation. All of Accelerant’s insurance carrier subsidiaries’ licenses are in good standing, and, pursuant to applicable state and national laws and regulations, will continue in force unless otherwise suspended, revoked or otherwise terminated, subject to certain conditions.

ANIC currently operates on an admitted basis in all fifty states and the District of Columbia and must maintain an insurance license in each state in which it transacts the business of insurance. ASIC currently operates on a surplus lines basis in all fifty states and the District of Columbia. While ASIC does not have to apply for and maintain a license in those states (with the exception of its domiciliary state of Arkansas), it is subject to maintaining eligibility standards or approval under each particular state’s surplus lines laws to be included as an approved surplus lines carrier. In states in which ASIC operates on a surplus line basis, it has freedom from rate and form filing requirements for the majority of its business. This means that ASIC can implement changes to policy forms, underwriting guidelines, or rates for a product on an immediate basis without regulatory approval. Accelerant Re I.I. will reinsure U.S. risks, including Puerto Rican risk, as well as international risks.

AUM is the full-service U.S. program management affiliate of Accelerant. AUM is a MGU domiciled in the state of Georgia and provides a full suite of data-driven, underwriting-led program management services to multiple Risk Exchange Insurers, including ASIC and ANIC. AUM provides the Risk Exchange Insurers with extensive platform services, such as due diligence and onboarding, actuarial services, product development support, underwriting management, claims management, data analytics, regulatory compliance support, and enterprise risk management support. See “Business—Our Business—MGA Operations.”

AUM receives delegated binding authority from the Risk Exchange Insurers to serve as the MGU for their portfolio programs pursuant to Binding Authority Agreements. Through the Binding Authority Agreements, the portfolio programs, platform services, and each party’s roles and responsibilities are fully detailed.

Typically, AUM further delegates its binding authority to its sub-agent Members, which includes our affiliated sub-agent, Mission Underwriting Managers, LLC (MUM), and other sub-agents in which Accelerant may own a majority or minority interest. These Members administer various insurance programs on behalf of AUM and Risk Exchange Insurers in accordance with AUM’s specific direction in addition to policies and procedures outlined in the AUM’s sub-agent contract(s).

AUM, MUM, or other sub-agents could be subject to regulation under state MGA laws and regulations. Regulation as an MGA under various state laws can be triggered by providing certain services to Risk Exchange Insurers and/or providing such services with respect to a material percentage of the Risk Exchange Insurers premium volume.

Policy Form and Premium Rate Regulation

All states regulate in some manner insurance policy forms and premium rates used by admitted companies. This form of regulation is most prevalent for personal lines such as private passenger automobile and homeowners, but also extends to various forms of commercial insurance. In most cases, form and rate regulation requires an insurer to file any new or revised policy forms and rates prior to their use in the market. In many cases, the form or rate cannot be used until after it has been approved by the state. This process can be time consuming in some states and for some lines of insurance.

Managing General Agent Act

Some of our business activities are subject to regulation under state MGA laws which require licensure or registration of agents that manage all or part of an insurer’s business operations and produce and underwrite a certain amount of the insurer’s business and either adjust or pay a certain amount of the insurer’s claims or negotiate reinsurance on behalf of an insurer. Such regulations dictate that the acts of an MGA are considered to be the acts of the insurer on whose behalf it is acting, and therefore, an MGA may be subject to regulatory examination as if it were the insurer. Further, such regulations impose requirements on the terms that must be included in contracts between an insurer and its MGA.

Excess and Surplus Lines Compliance

The E&S market generally provides insurance for businesses that are unable to obtain coverage from admitted insurance carriers because of their high or complex risk profile or the unique nature or size of the risk. The surplus lines transaction is facilitated through a licensed and regulated surplus lines broker. It is the licensed surplus lines broker that is responsible for:

(i)	electing an eligible surplus lines insurer;

(ii)	reporting the surplus lines transaction to insurance regulators;

(iii)	remitting the premium tax due on the transaction to state tax authorities; and

(iv)	assuring compliance with all the requirements of the surplus lines codes.

State surplus lines laws, or laws pertaining to non-admitted insurance business, require that surplus lines brokers comply with diligent search/exempt commercial purchaser laws and affidavit/document filing requirements, as well as requiring the collection and paying of any taxes, stamping fees, assessment fees, and other applicable charges on such business. Surplus lines brokers are often subject to special licensing, surplus lines tax, and/or due diligence requirements by the home state of the insured. Fines for failing to comply with these surplus lines requirements, specifically for failing to comply with the surplus lines licensing or due diligence requirements, vary by state but can range to several hundred thousand dollars.

Fiduciary Funds

Insurance authorities in the United States have also enacted laws and regulations governing the investment of funds which are held in a fiduciary capacity for others. These laws and regulations generally require the segregation of these fiduciary funds and limit the types of permissible investments.

Broker Compensation

Some states permit insurance agents to charge policy fees, while other states prohibit this practice. In recent years, several states considered new legislation or regulations regarding the compensation of brokers by carriers. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with clients.

Insurance Holding Company Regulation

We operate as an insurance holding company system and are subject to the insurance holding company laws of Arkansas, Delaware and Puerto Rico. These states’ laws require that each insurance company in the holding company system must register with the respective department of insurance and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system that are domiciled in that state. These laws also provide that all transactions among members of a holding company system must be fair and reasonable.

Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and notice to or prior approval from the department of insurance generally is required for any material or extraordinary transaction.

Changes of Control

Before a person can acquire control of a U.S. domestic insurance insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the department of insurance for such state and obtain approval thereon. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, including the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by showing that control does not in fact exist. The state regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10 percent of the voting securities of the domestic insurer. See “Risk Factors—Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.”

Restrictions on Paying Dividends

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends and other distributions from our insurance carrier subsidiaries. Applicable state insurance laws restrict the ability of our insurance carrier subsidiaries to declare stockholder dividends. Applicable state insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Dividend payments are further limited to that part of policyholder surplus which is derived from net profits on an insurer’s business. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance carrier subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. In addition, dividends and other distributions from our subsidiaries may be subject to incremental income or withholding taxes, which may reduce the amount of cash available for distribution to our shareholders.

Investment Regulation

Accelerant Holdings’ U.S. insurance companies are subject to Arkansas, Delaware and Puerto Rico laws which require diversification of our investment portfolios and limits on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Restrictions on Cancellation, Non-renewal or Withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption. Some state statutes may explicitly or by interpretation apply these restrictions to insurers operating on a surplus lines basis.

Licensing of Our Employees and Adjusters

In certain states in which we operate, insurance adjusters are required to be licensed and must fulfill annual continuing education requirements. AUM contracts with third-party administrators for claims administration services, including adjustment of claims. Such third-party administrators must maintain required adjuster licenses to provide such claims administration services to AUM. In addition, AUM maintains insurance producer agency licenses and surplus lines insurance producer agency licenses in all states in which it operates. Also, two of AUM’s employees maintain requisite individual insurance producer licenses and surplus lines insurance producer licenses for the states in which AUM operates.

Enterprise Risk and Other Recent Developments

The insurance holding company laws of Arkansas, Delaware and Puerto Rico explicitly address “enterprise” risk – the risk that an activity, circumstance, event or series of events involving one or more affiliates of an insurer will, if not remedied promptly, be likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole – and require annual reporting of potential enterprise risk as well as access to information to allow the state insurance regulator to assess such risk. In addition, such laws require that any person divesting control over an insurer must provide 30 days’ notice to the regulator and the insurer (with an exception for cases where a Form A is being filed).

In addition, the insurance holding company laws of Arkansas, Delaware and Puerto Rico require domestic insurers to maintain a risk management framework and establish a legal requirement for domestic insurers to conduct an Own Risk and Solvency Assessment in accordance with the NAIC’s Own Risk and Solvency Assessment (“ORSA”) Guidance Manual. These laws provide that domestic insurers or their insurance group must regularly conduct an ORSA consistent with a process comparable to the ORSA Guidance Manual process. In addition, at least once a year, an insurer’s domiciliary regulator may request that an insurer submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. At the end of 2024, both ANIC and ASIC submitted ORSA reports for the year 2023 to the Delaware and Arkansas departments of insurance, respectively.

Federal Regulation

The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act. Prior to the enactment of the Dodd-Frank Act in July 2010, the U.S. federal government’s regulation of the insurance industry was essentially limited to certain insurance products, such as flood insurance, multi-peril crop insurance and reinsurance of losses from terrorism. As part of the overall federal financial regulatory reform package contained in the Dodd-Frank Act, Congress has legislated reforms in the reinsurance and surplus lines sectors.

The Dodd-Frank Act also incorporates the Non-Admitted and Reinsurance Reform Act of 2010 (“NRRA”), which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer’s state of domicile have the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.

The Dodd-Frank Act also established the FIO in the U.S. Department of the Treasury and vested the FIO with the authority to monitor all aspects of the insurance sector, monitor the extent to which traditionally underserved communities and consumers have access to affordable non-health insurance products, and to represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors (the “IAIS”). In addition, the FIO serves as an advisory member of the

Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. In addition, the FIO has the ability to recommend to the Financial Stability Oversight Council the designation of an insurer as “systemically important” and therefore subject to regulation by the Federal Reserve as a bank holding company.

In limited circumstances, the FIO can declare a state insurance law or regulation “preempted,” but this can be done only after extensive consultation with state insurance regulators, the Office of the U.S. Trade Representative and key insurance industry players (in trade associations representing insurers and intermediaries). Additionally, the FIO must publish a notice regarding the basis for the preemption in the Federal Register, allowing a reasonable opportunity for comments. The FIO cannot preempt state antitrust laws governing rate making, underwriting, sales practices or coverage requirements. No later than September 30th of each year, the FIO must submit an annual report to Congress explaining any use of the preemption authority during the prior year.

In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

Trade Practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We establish business policies to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We established business policies to make our employee-adjusters and other claims personnel aware of these prohibitions, and requires them to conduct their activities in compliance with these statutes.

Quarterly and Annual Financial Reporting

As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with ensuring an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing an insurer’s assets and liabilities, generally in accordance with standards specified by the insurer’s domiciliary state. The values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP are usually different from those reflected in financial statements prepared under SAP.

In keeping with the intent to assure policyholder protection, SAP emphasizes solvency considerations. For a summary of the SAP capital and surplus and net income (loss) relating to our insurance subsidiaries, see Note 23 to our 2024 audited consolidated annual financial statements included elsewhere in this prospectus.

Credit for Reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that our material reinsurers satisfy applicable regulatory requirements to enable us to take full financial statement credit for such reinsurance.

Under reinsurance credit rules established under the Dodd-Frank Act, a U.S. ceding insurer need not satisfy the reinsurance credit rules of any nondomestic state if the following two conditions are met: (1) the ceding insurer’s domestic state is NAIC-accredited or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and (2) the ceding insurer’s domestic state recognizes credit for reinsurance for its ceded risk.

Periodic Financial and Market Conduct Examinations

Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations. As part of their routine regulatory oversight processes, state insurance regulatory authorities conduct periodic on-site visits and examinations of the financial affairs and market conduct condition of our insurance company subsidiaries, including their financial condition, their relationships and transactions with affiliates and their dealings with policyholders, on average no less than every five years for domiciled insurance companies, and as deemed necessary to conduct special or targeted examinations to address particular concerns or issues at any time. These examinations are generally carried out in cooperation with the insurance departments of two or three other states under guidelines promulgated by the NAIC. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. ANIC’s last exam was completed by Delaware on December 31, 2019 under ANIC’s prior ownership and under its prior name of Commonwealth Insurance Company of America. ASIC was formed in 2020, and in May 2024, ASIC’s domiciliary regulator, Arkansas, commenced such a financial examination. The examination is underway in conjunction with ANIC’s domiciliary regulator, Delaware. To date, the examination has not resulted in any remedial, injunctive or other corrective action. Accelerant Re I.I. was formed in August 2024 and has not been subject to a financial examination.

Various state insurance departments also periodically examine non-domestic insurance companies conducting business in their states. The purpose of these periodic examinations is to evaluate compliance with state insurance laws and regulations and to determine if the companies’ operations are consistent with the public interest of the policyholders resident in the state conducting the examination. In particular, state insurance laws and regulations include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Risk-Based Capital

RBC laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low likelihood of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its RBC, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.

The Arkansas, Delaware and Puerto Rico Departments of Insurance have adopted a version of the NAIC Risk-Based Capital for Insurers Model Act, which requires annual reporting by their domiciled insurers to ensure maintenance of the minimum amount of RBC necessary for an insurer to support its overall business operations. Insurers falling below the calculated RBC threshold may be subject to varying degrees of regulatory action. Failure to maintain RBC at the required levels could adversely affect our ability to maintain the regulatory approvals necessary to conduct our business. However, as of March 31, 2025, ASIC, ANIC and Accelerant Re I.I. have each maintained RBC levels in excess of amounts that would require any corrective actions.

Group Capital Calculation

In December 2020, the NAIC adopted a group capital calculation (“GCC”) tool that uses an RBC aggregation methodology for all entities within an insurance holding company system, including non-U.S. entities. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. In December 2020, the NAIC also adopted amendments to the holding company system model laws to require, subject to certain exceptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual GCC with its lead state regulator. The filing requirement becomes effective when the holding company act amendments are adopted by the state where and insurance group’s lead state regulator is located. The holding company amendments have been adopted in Arkansas and Delaware, but have yet to be adopted in Puerto Rico. The NAIC has stated that the GCC is a regulatory tool and does not constitute a capital requirement or standard, but there can be no guarantee that will remain the case.

United Kingdom Regulation

Entities and Overview

The PRA and the FCA regulate insurance companies and reinsurance companies and the FCA regulates firms carrying on insurance distribution activities operating in the UK under the Financial Services and Markets Act 2000 (“FSMA”). Our insurance entity in the UK is AIUK, which is a non-life insurer. AIUK is authorized by the PRA and regulated by the PRA and the FCA. Following the UK’s departure from the European Union (“Brexit”), a transition period (from January 31, 2020 to December 31, 2020) followed during which the Solvency II Directive and the Delegated Regulation (as defined in “Entities and Overview – Solvency II”) were adopted into UK law by operation of the UK’s European Union (Withdrawal) Act 2018, and amended to reflect Brexit (the “UK Solvency II Regulations”). AIUK is subject to the rules and regulations of the UK Solvency II Regulations. In addition, AIUK is subject to the IDD (as defined in “European Union – The IDD”), as adopted into English law, the prudential rules of the PRA and the conduct rules of the FCA.

Our authorized insurance intermediaries in the UK are: (i) Mission Underwriting UK Limited (“Mission UK”); (ii) Warranty Services Limited (“WSL”); and Euna Underwriting Limited (“EUNA”).

Mission UK, WSL and EUNA are each solo-regulated by the FCA and are therefore subject to the prudential and conduct rules of the FCA. In addition, Mission UK, WSL and EUNA are subject to the rules and guidance of the IDD, as adopted into English law. We also have the following appointed representatives (“AR”) in our group: Accelerant Agency (UK) Limited; Ignite Specialty Risk Limited; Mission UK Series 1 Limited; Mission UK Series 3 Limited; Mission UK Series 4 Limited; Mission UK Series 9 Limited; and Ventis Specialty Limited. An AR is not itself an authorized firm but is able to undertake regulated activities on behalf of a firm that is directly authorized by a relevant regulator (known as a “principal firm”), through entry into a contract with a principal firm which permits, or requires, the AR to carry on certain regulated activities. Accordingly, an AR is only able to undertake the regulated activities that its principal firm is authorized to undertake and is subject to any further restrictions contained in the contract between itself and its principal firm. Accelerant Agency (UK) Limited’s principal firm is ES Risks Limited, which is authorized and regulated by the FCA as an insurance intermediary. Ignite Specialty Risk Limited’s, Mission UK Series 1 Limited’s, Mission UK Series 3 Limited’s, Mission UK Series 4 Limited’s, Mission UK Series 9 Limited’s

and Ventis Specialty Limited’s principal firm is Mission UK. Mission UK provides its ARs with, among others, finance, technology, marketing and regulatory support. Mission UK is intended to operate an incubator model under which regulated businesses for which it takes responsibility will be moved into separate entities which will be its ARs.

The model operated by Mission UK depends on “cell” underwriting businesses being able to operate in separate legal entities as ARs of Mission UK, which takes on full regulatory responsibility for their activities. Mission UK is exposed to liability for any breaches by the cell ARs and is required to carry comprehensive professional indemnity insurance for their activities. Principal firms’ ability to monitor and supervise their ARs continues to be an area of focus for the FCA, which has introduced stricter rules including enhanced oversight requirements on principal firms, and annual self-assessment, review, and reporting requirements. In addition, it has stated that it will continue to strengthen its scrutiny of authorizations and approvals for ARs and supervise high risk principals more assertively.

The Accelerant group of companies also has a position in three other insurance intermediaries in the UK authorized by the FCA: a minority position in LRMS Insurance Services Limited (19.5%); and a majority position in (i) NBS Underwriting Limited (80.5%) and (ii) Corniche Underwriting Limited (80.5%).

Our European insurance entity (“Accelerant Insurance Europe SA”) and our European insurance intermediary (“Accelerant Agency Limited”) received authorization for their UK third country branches in 2023 (with Accelerant Insurance Europe SA having previously operated in the UK under the Temporary Permissions Regime (“TPR”)) on a “Services (UK) of an Overseas Firm” basis and Accelerant Agency Limited Having previously operated in the UK under the TPR on a “Branch (UK) of an Overseas Firm” basis).

As part of the UK’s preparations for Brexit, the UK Government established the TPR for companies based in the EEA. The TPR allowed EEA-based firms that were passporting into the UK at the end of the transition period (December 31, 2020) to continue operating in the UK within the scope of their previous passport permission, for a limited period after the end of the transition period. During this limited period, such companies had to seek full authorization by the PRA or the FCA in the UK, if required, to continue to access the UK market.

Accelerant Insurance Europe SA/NV UK Branch (“Accelerant Insurance Europe UK”) is authorized by the PRA and subject to regulation by the FCA and limited regulation by the PRA in the UK, in addition to any regulation by the NBB in Belgium. See “—European Union Regulation—Entities and Overview” for further detail.

Accelerant Agency Limited UK Branch (“Accelerant Agency UK”) is authorized and regulated by the FCA in addition to any regulation by the Central Bank of Ireland (“CBI”) in Ireland. See “—European Union Regulation—Entities and Overview” for further detail.

The PRA has two primary objectives: (i) to promote the safety and soundness of the firms it regulates; and (ii) (specifically for insurers) contribute to securing an appropriate degree of protection for insurance policyholders. The FCA’s strategic objective is to ensure relevant markets function well. It also has three operational objectives: (i) to protect consumers from bad conduct; (ii) to protect the integrity of the UK financial system; and (iii) to promote effective competition in the interests of consumers. In addition, both regulators are tasked with a new secondary objective of facilitating the international competitiveness of the economy of the UK and its growth in the medium to long term. The PRA also has an additional secondary objective that is focused on facilitating effective competition in the markets for services provided by PRA-authorized persons in carrying on regulated activities. The PRA has responsibility for the prudential regulation of banks and insurers, while the FCA has responsibility for the conduct of business regulation in the wholesale and retail markets. The PRA and the FCA therefore adopt separate methods of assessing regulated firms. As insurers, AIUK and Accelerant Insurance Europe UK are subject to assessment by the PRA, whereas Accelerant Agency UK, Mission UK, WSL, EUNA and those insurance intermediaries in which the Accelerant group of companies has a position in are subject to assessment by the FCA (as insurance intermediaries).

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (“FSCS”) is a scheme established under FSMA which allows eligible customers of regulated firms (including insurers and insurance intermediaries) to seek compensation if that regulated firm were to become insolvent. The FSCS is funded by annual levies that regulated firms (such as AIUK and Accelerant Insurance Europe UK) are required to pay. Both AIUK and Accelerant Insurance Europe UK pay an amount relative to the size of their FSCS-exposed portfolios of business.

Change in Control

Under FSMA, prior approval from the PRA and/or FCA is required before any person or entity, together with its associates, acquires “control” of or increases its control over a regulated firm, or over the parent undertaking of a regulated firm. In relation to AIUK (which is an insurer authorized by the PRA), in summary, a “controller” is defined for these purposes as a person who holds (either alone or in concert with others) 10% or more of the shares or voting power in the relevant PRA-authorized firm or its parent undertaking, or holds significant influence over the management of such PRA-authorized firm by virtue of their shareholding or voting power. Thereafter, the prior approval of the PRA is required if any person or entity (or two or more acting in concert) proposes to acquire shares or voting power in a PRA-authorized firm or the parent undertaking of a PRA-authorized firm, such that they cross one of the following shareholding or voting power thresholds: (i) 20% or more but less than 30%; (ii) 30% or more but less than 50%; or (iii) 50% or more. In relation to Mission UK, WSL and EUNA (which are FCA-authorized insurance intermediaries), the test for control is similar, but, there is only one relevant control threshold of 20% or more.

Any person or entity deemed to be a “controller” is required to have completed and submitted a notification to the relevant regulator and to have received approval from the PRA (for a PRA-authorized firm) or the FCA (for an FCA-authorized firm) before actually acquiring control. The relevant regulator then has a 60 working day review period from the date it acknowledges a complete notification to: (i) determine whether to approve the change in control unconditionally; (ii) approve the change in control subject to conditions; or (iii) object to the change in control. However, the relevant regulator has the ability to invoke an interruption of the review period if it requires further information. Depending on where the controller is based, the relevant regulator can invoke an interruption period of up to 30 working days.

Overseas branches (such as Accelerant Insurance Europe UK and Accelerant Agency UK) do not require pre-approval for changes in control. The appropriate procedure of the home state regulator should have been followed and the branch then needs to notify the relevant regulator that the change has happened. In addition, ARs (such as Accelerant Agency (UK) Limited) do not require pre-approval for changes in control, however, its principal firm should notify the relevant regulator of such changes.

Restrictions on the Payment of Dividends

Under English law, all companies are restricted from declaring a dividend to their shareholders unless they have “profits available for distribution.” The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves, less its accumulated realized losses. UK insurance regulatory laws do not currently prohibit the payment of dividends, but the PRA’s and/or the FCA’s rules require that authorized insurance companies, insurance intermediaries and other regulated entities maintain certain solvency margins at all times and this would restrict the payment of a dividend by AIUK, WSL, EUNA and Mission UK, for example.

Conduct of Business and the FCA’s Consumer Duty (the “Duty”)

The FCA’s Insurance: Conduct of Business Sourcebook of the FCA Handbook (“ICOBS”), which was amended with effect from October 1, 2018 to implement the IDD pre-Brexit, outlines high-level standards that apply to all non-investment insurance product sales, such as that of AIUK from an establishment in the UK, and regulates the standard of day-to-day conduct of business. The overall aim of ICOBS is to ensure that customers within its scope are treated fairly, and are provided with clear, fair information when insurance policies are sold.

One of the general rules under ICOBS is that the firm must act honestly, fairly, and professionally in accordance with the best interests of its customer. To help achieve this, ICOBS rules include, among others, the provision of certain information about the company to clients, meeting certain standards of product disclosure, ensuring that promotional materials are clear, fair and not misleading, assessing suitability when advising on certain products, management of conflicts of interest and claims, reporting appropriately to clients, and providing certain protections in relation to client assets. Rules in ICOBS will apply, broadly, to the business of insurance carriers and insurance intermediaries (referred to as insurance distribution) providing direct general and “pure protection” insurance policies. Pure protection contracts are long term insurance policies with no surrender value, or where the consideration consists of a single premium and the surrender value does not exceed that premium. ICOBS applies to such businesses with retail customers, which means it will not apply to “contracts of large risk” sold to commercial customers or other contracts of large risk where the risk is located outside the UK. Nor does it apply to activities connected to the distribution of group insurance policies or the extension of these policies to new members. ICOBS therefore applies to a broad range of “non-large risk” commercial business, as well as to consumers.

AIUK and Accelerant Insurance Europe UK each delegate underwriting and claims authority to Accelerant Agency UK. A binding authority agreement between the parties sets out the nature and extent of the underwriting and claims authority delegated by one intra-group party to the other and includes a number of provisions that ensure the relationship between the parties is conducted on an arm’s length basis.

The Duty aims to have a material impact on how financial service sector companies, including insurance companies and insurance intermediaries, interact with retail customers and set higher standards of care to retail customers over the lifecycle of their products. The rules build on existing product governance and pricing rules and require AIUK, and the other group companies subject to UK regulation by the FCA, to define, monitor, and evidence how their business models, actions and culture are delivering good customer outcomes in the four areas of products and services, price and value, consumer understanding and consumer support. For general and pure protection business, the Duty applies to broadly the same types of customers as ICOBS, and non-large commercial customers as well as consumers. The implementation of the Duty is a major area of focus for the FCA, which has made it clear that it will use the full range of supervisory tools available to it to compel the delivery of better outcomes for consumers across these areas. The UK general insurance market has already seen significant interventions in relation to specific products and business lines where the FCA believes retail customers are not receiving fair value and/or that commissions levels received by distributors cannot be justified by the services they provide.

AIUK, Accelerant Insurance Europe SA (including Accelerant Insurance Europe UK), Accelerant Agency Limited (including Accelerant Agency UK), EUNA, Mission UK and WSL are subject to the FCA’s Duty rules. A number of activities were undertaken in order to ensure compliance with the Duty. These included enhancements to the complaint management process, development of a Duty dashboard (to be provided to the Boards of the regulated entities on a quarterly basis), development of a revised annex to the binding authority agreements entered into with MGAs (setting out an enhanced schedule of responsibilities applicable to each co-manufacturer of an insurance product(s)) and the appointment of a board-level Duty champion for each of the regulates entities (with effect from the end of February 2025, the FCA no longer expects firms to have a Duty champion at Board level; however, they can retain the role should they wish to do so). A product oversight group involving representatives from AIUK, Accelerant Insurance Europe SA, Accelerant Insurance Europe UK, Accelerant Agency Limited and Accelerant Agency UK, meet quarterly to consider a range of product governance-related matters, including Duty, fair value assessments and the approval of new insurance products and significant adaptations to existing insurance products.

ESG

ESG and sustainability continue to be an area of focus for both the PRA and the FCA. The regulators have indicated that ESG will remain a supervisory priority and firms (such as AIUK) are required to comply with certain ESG-related requirements. In particular, the PRA’s supervisory statement SS3/19 requires AIUK to:

(i) fully embed consideration of climate-related risks into its governance arrangements; (ii) incorporate climate-related financial risks into existing risk management practices; (iii) utilize scenario analysis to inform strategy setting; (iv) carry out a risk assessment and risk identification; and (v) develop and maintain an appropriate approach to the disclosure of climate-related financial risks. The PRA’s letter to CEOs in January 2025 outlined its insurance supervision priorities for 2025, including a planned consultation on updating SS3/19. The update aims to help firms enhance their climate-related financial risk management. AIUK is also required to allocate responsibility for managing climate-related risk to a senior manager under the Senior Managers and Certification Regime (the “SM&CR”).

In September 2023, the PRA and the FCA issued a joint consultation paper (CP23/20 and CP18/23) on diversity and inclusion. The proposals build on the ideas discussed in the regulators’ joint discussion paper which was published by the PRA, the FCA, and the Bank of England in July 2021. In March 2025, the FCA and PRA stated that they had no plans to take their work on diversity and inclusion forward, in light of the broad range of feedback received, expected legislative developments and to avoid additional burdens on firms. The FCA confirmed alongside this announcement that it would continue to prioritize its work on tackling non-financial misconduct in firms and intends to set out its next steps on this topic by the end of June 2025.

In November 2023, the FCA published a policy statement (PS23/16) which sets out its final rules and guidance on the sustainability disclosure requirements and investment labels regime. As part of this regime, the FCA introduced, among other things, a general ‘anti-greenwashing’ rule, which is applicable to all FCA-regulated firms, and requires firms, when communicating with UK clients in relation to a product or service, or communicating or approving a financial promotion to a person in the UK, to ensure, among other things, that any references in such communications to the sustainability characteristics of the product or service are fair, clear and not misleading. The ‘anti-greenwashing’ rule came into force on May 2024 and the FCA also published guidance (FG 24/3) on the expectations for FCA-regulated firms subject to the ‘anti-greenwashing rule’ which took effect at the same time.

Operational Resilience

AIUK and Accelerant Insurance Europe UK are subject to certain regulatory requirements issued by the PRA and the FCA relating to operational resilience. The framework relating to operational resilience aims to ensure that financial services firms are able to prevent, adapt to, respond to, recover from and learn from operational disruptions. The operational resilience regime, which became effective in March 2022, requires firms to identify their important business services, map and assess the resources that support them (including people, processes, technology, facilities and third-party service providers), set impact tolerances for maximum acceptable disruption and perform scenario testing to assess their ability to remain within those tolerances. Firms had to demonstrate their ability to operate within their impact tolerances by the end of March 2025.

The PRA’s supervisory statement: “Operational resilience: Impact tolerances for important business services” (SS1/21) sets out its expectations for the operational resilience of firms’ important business services. AIUK and Accelerant Insurance Europe UK have ensured that their systems and controls specifically identify and prioritize “important business services,” and consider and monitor whether they have dedicated appropriate resources to ensure that they have sufficient operational resilience in the event of any potential material disruption to the services provider (for example, by preparing and maintaining a business continuity or disaster recovery plan covering such circumstances).

Key Functions and SM&CR

UK Solvency II Regulations require that all persons who effectively run the insurance undertakings and insurance intermediaries or have other key functions are at all times fit (i.e, their professional qualifications, knowledge and experience are adequate to enable sound and prudent management) and proper (i.e, they are of good repute and integrity) and are notified to the relevant supervisory authority.

The UK’s framework to ensuring the standards of such persons is the SM&CR. The SM&CR aims to reduce harm to consumers and strengthen market integrity by making individuals more accountable for their conduct and competence. The SM&CR consists of three parts: (i) the Senior Managers Regime (“SMR”); (ii) the Certification Regime and (iii) the Conduct Rules. The application of the SM&CR depends on the individual’s role and level of seniority in a business. The SMR is for the most senior individuals in a company who perform key roles (referred to as Senior Management Functions, “SMFs”) in a company and require FCA or PRA approval before starting their role. The Certification Regime covers specific functions that are not SMFs and therefore do not require FCA or PRA prior approval, but for which the regulated firms must check and certify individuals holding these roles at least annually as fit and proper. The Conduct Rules set the minimum standards of individual behavior applicable to all staff working in financial services apart from those in purely ancillary roles, and require individuals to act with integrity, due skill, care and diligence, be open and cooperative with the FCA, the PRA and other regulators, pay due regards to the interests of customers and treat them fairly and observe proper standards of market conduct. The FCA and the PRA have published a joint discussion paper (DP23/3 and DP1/23) on the review of the SM&CR. The discussion paper considers the effectiveness, scope, and proportionality of the regulatory regime and aims to identify ways to improve the regime to help it work better for firms and regulators. His Majesty’s Treasury (the “Treasury”) has, in parallel, launched a Call for Evidence and is also seeking feedback on the SM&CR. The PRA and the FCA are considering the responses and continuing to work together with the Treasury to decide next steps (which may result in changes to the SM&CR). More specific conduct rules apply to individuals who hold SMFs.

Reports and Returns

Under the UK Solvency II Regulations, AIUK is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must also be posted on the Accelerant Group’s website. In addition, AIUK must submit an annual ORSA to the PRA. The ORSA report is produced annually and provides a summary of all of the activities and processes during the preceding year to assess and report on risks and ensure that overall solvency needs are met at all times, including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes.

In addition, AIUK has recently received approval from the PRA for a modification to the PRA Rulebook - Group Supervision 20.1 and 20.2 - (referred to as an “Other Methods Waiver”), permitting AIUK to use “other methods” to achieve the objectives of group supervision. Under this arrangement, AIUK is required to provide the PRA, annually, with a Group SCR and Own Funds calculation (at the level of Accelerant Holdings) and the consolidated financial statements for Accelerant Holdings. It is also required to provide the PRA with prior notification of: (i) a payment or extraction from AIUK or its UK holding company, Accelerant Underwriting Holdings Limited, to any undertaking in the worldwide group situated outside of the UK and Gibraltar; (ii) any material intra-group transaction involving the transfer of economic benefits, or the assumption of liabilities from AIUK or Accelerant Underwriting Holdings Limited to an undertaking(s) in the worldwide group situated outside the UK and Gibraltar; and (iii) any proposed changes to, or replacement of, any external debt agreements affecting AIUK or Accelerant Underwriting Holdings Limited.

Accelerant Insurance Europe UK is also required to submit quarterly and annual filings with the PRA, including an annual branch ORSA. Both AIUK and Accelerant Insurance Europe UK are required to submit quarterly and annual filings to the FCA providing information relating to, among others, pricing information, product sales, and complaints. UK authorized insurance intermediaries are also subject to ongoing monitoring and annual reporting obligations. Accordingly, EUNA, Mission UK and WSL are required to submit quarterly and annual reports to the FCA which provide information relating to their controllers and close links, client money and assets, accounts, market data, product sales data, remuneration data and reporting complaints.

Future developments in the UK Solvency II Regulations – Further Reforms Post-Brexit

In June 2023, the Financial Services and Markets Act 2023 (“FSMA 2023”) received royal assent. FSMA 2023 provides a framework for the revocation of retained EU law in financial services (including the UK

Solvency II Regulations). Since the transition period, the UK Solvency II Regulations and the IDD (as defined in “European Union — The IDD”) have undergone various reviews on its application in the UK. The response to the UK Government’s review published in July 2021 anticipated changes to the UK’s Solvency II framework which was mirrored by the PRA’s quantitative and qualitative studies in 2021.

Following the release of His Majesty’s the Treasury’s (the “ Treasury”) consultation paper in April 2022, it published its response in November 2022 which set out the UK Government’s final reform package on the UK Solvency II framework. It proposed to introduce a more simple, clear and tailored regime by: (i) cutting the risk margin; (ii) maintaining the existing measure of fundamental spread whilst allowing the use of notched rating, including investment flexibility; (iii) cutting the unnecessary burdens on firms imposed by some of the EU rules adopted by the UK in order to facilitate innovation and vibrant markets; and (iv) removing requirements for foreign insurers with branches in the UK from calculating branch capital requirements and holding of local assets to cover them.

In June 2023, the Treasury published draft legislation focusing on changes to the risk margin and the PRA issued the first of two consultations (the second was published at the end of September 2023) covering reform proposals for insurers relating to investment flexibility and the matching adjustment (“MA”), including to eligibility rules, new attestation requirements and certain changes to its calculation, reporting and risk management. The legislation implementing the changes to the risk margin, the Insurance and Reinsurance Undertakings (Prudential Requirements) (Risk Margin) Regulations 2023, came into effect on December 31, 2023. The PRA will publish regular reports on the MA framework alongside the PRA Annual Report, covering application review timelines and decision rates, with the first report to be published in 2025. The other reforms forming part of “Solvency UK” became effective in December 2024. These reforms include the removal of branch capital requirements for third-country branches. This includes both the Solvency Capital Requirement (“SCR”) and the Minimum Capital Requirement (“MCR”), as well as the need to establish a branch risk margin to comply with ongoing supervision rules. In November 2024, the PRA published its final Policy Statement containing PRA rules and policy materials on Solvency UK (Policy Statement 15/24). The PRA has stated that these reforms and restatement of rules provide a new regulatory framework for maintaining the safety and soundness of insurance firms and protecting their policyholders, and that the PRA will continue to evolve its prudential regulatory framework for the insurance sector in 2025 and beyond. The rules and policy materials became effective in December 2024.

The Treasury has announced its plans to repeal the IDD delegated acts and for the requirements of the regulations to be included in the FCA’s Handbook. In response, the FCA published a consultation paper (CP23/19) in September 2023 on the future regulatory framework for the IDD seeking feedback on its proposals for transferring part of the regulatory requirements on insurance firms from current legislation into its rules. The FCA subsequently published a policy statement (PS23/18) in December 2023 providing feedback to the responses the FCA received to the consultation paper along with its final rules. The rule changes came into force in April 2024.

In October 2023, the PRA published a consultation paper (CP21/23) on the PRA’s approach to the authorization and supervision of insurance branches, which included its proposed approach to assessing risks of third country branches, reinsurance arrangements of third country branches, as well as other expectations such as reporting requirements. More recently, the PRA published a policy statement along with its final rules on the assessment of risk in respect of third country branches.

In February 2025, the PRA published their “approach to policy” in which they set out their approach to advancing their primary and secondary objectives, international engagement and collaboration, creating and maintaining their prudential policy framework and maintaining an accessible, efficient and clear Rulebook.

The group is monitoring closely the proposed reforms to the UK Solvency II framework and the approach adopted by the PRA and FCA to advancing their secondary objectives of facilitating the international competitiveness of the economy in the UK (including, in particular, the financial services sector) and its growth in the medium to long term and welcomes the prospect of further improved efficiencies in the UK regulatory landscape.

Future developments in the UK Solvency II Regulations – Remaining Competitive in the International Market

In January 2022, the UK Parliament, via its Industry and Regulators Committee (the “Committee”), launched an inquiry into the UK insurance and reinsurance industry and, specifically, into the regulation of the London market, the UK’s market for commercial and wholesale specialty risks. The inquiry reviewed the extent to which regulatory policy is well-designed and proportionately applied, the possibilities for optimizing policy following Brexit, the roles of the current UK regulators, such as the FCA and the Bank of England, as well as the appropriateness of regulation. Following its inquiry, the Committee outlined industry concerns regarding a perceived lack of proportionality in the regulation of the London market by the PRA and FCA, which was described as overly burdensome and demanding. The Committee explained the industry’s concerns that an overly inflexible culture within the UK regulators may inhibit new forms of business within the UK’s commercial reinsurance industry.

S166 Skilled Person Review

“Skilled Person” reviews have become an increasing feature of the UK financial services regulatory landscape in recent years. Under section 166 of FSMA the FCA and the PRA have wide powers to require a financial services firm to commission skilled person reports into any aspect of the firm’s business.

As part of a routine year-end statutory audit it was identified by the external auditor that AIUK’s treatment of deferred taxes and their method of valuation of a subsidiary company adopted in the Solvency II Balance Sheet were incorrect resulting in AIUK’s SCR coverage ratio falling to below 100% at half-year 2021. The PRA was subsequently notified and in response requested that AIUK engage a Skilled Person to review its Solvency II Balance Sheet (for the period from year-end 2020 to half-year 2022) and the governance, risk management and control framework for the preparation of the Solvency II Balance Sheet.

AIUK retained Barnett Waddingham LLP to perform a Skilled Person review and to prepare a Skilled Person report. This review identified a number of recommendations to be addressed and completed. These recommendations were addressed by AIUK’s senior management, with oversight provided by the AIUK Board. AIUK’s internal auditors, Grant Thornton UK LLP (“Grant Thornton”), undertook validation work on those items. Grant Thornton’s validation report received a rating of “good,” reflecting AIUK’s diligence in closing the actions in a timely manner and is indicative of the overall good governance of the process.

AIUK’s Board has determined that, except for ongoing effectiveness, there are no remaining actions for AIUK’s management to undertake in this area. Following this, a copy of the validation report prepared by Grant Thornton was shared with the PRA, with no follow up information requested or actions required.

European Union Regulation

Entities and Overview

Accelerant Insurance

Europe SA

Our European insurance undertaking is Accelerant Insurance Europe SA. Accelerant Insurance Europe SA is a licensed non-life insurer established in Belgium (authorized by the NBB and regulated by the NBB and the Financial Services and Markets Authority). It is subject to: (i) the European Directive 2009/138/EC (as amended, the “Solvency II Directive”) and the Commission Delegated Regulation (EU) 2015/35 (as amended, the

“Delegated Regulation”) (together referred to as the “Solvency II framework”) which is the prudential regime for reinsurance undertakings in the EEA; and (ii) the Insurance Distribution Directive (Directive (EU) 2016/97) (the “IDD”), as implemented throughout the EEA.

Accelerant Insurance Europe SA also has a UK third-country branch, Accelerant Insurance Europe UK, which is authorized by the PRA and subject to regulation by the FCA and limited regulation by the PRA. See “—United Kingdom Regulation—Entities and Overview” for further detail.

The relevant EEA supervisory body for insurers, the European Insurance and Occupational Pensions Authority (“EIOPA”) has limited supervisory powers in EEA Member States, however it plays an important role in drafting and issuing technical standards and preparing guidance relating to various European directives and regulations. EIOPA aims to accomplish efficient and harmonized financial supervision across the European Union.

The Solvency II framework provides rules and regulations relating to, inter alia, Accelerant Insurance Europe SA’s authorization requirements (including the European “passport” regime which is further detailed under “Passporting – Freedom of Establishment and Freedom of Services”), its minimum own funds and solvency and its governance. Governance requirements include the need to ensure sound business operations, establishment of mandatory key functions (being actuarial, compliance, internal audit and risk management) and requirements relating to Accelerant Insurance Europe SA’s management board members, supervisory board members, and other key personnel (together, “Relevant Persons”).

In accordance with Solvency II and NBB requirements, Relevant Persons within Accelerant Insurance Europe SA are subject to an assessment of their fitness and propriety both prior to their appointment and on an ongoing basis, to ensure they have the required professional qualifications, knowledge, skills, experience and integrity to discharge their duties and obligations. In addition, the Branch Manager and Compliance Officer of Accelerant Insurance Europe UK are subject to the SM&CR introduced in the UK with the aim of reducing harm to consumers and strengthening market integrity by making individuals performing certain key functions more accountable for their conduct and competence.

Furthermore, Accelerant Insurance European SA is also subject to the Belgian Law of March 13, 2016 on the legal status and supervision of insurance companies or reinsurance companies; the Belgian Law of April 4, 2014 on Insurances; the Belgian Overarching Governance System Circular and all implementing Belgian Royal Decrees, Circulars and Communications (the “Belgian Local Rules”) and the lower rules and regulations promulgated thereunder as well as national regulations and local conduct of business requirements.

Irish Intermediaries

Accelerant Agency Limited is registered as an insurance intermediary by the CBI under the European Union (Insurance Distribution) Regulations 2018 (“Irish IDD Regulations”) which transposed the IDD in Ireland. The Irish IDD Regulations follow the text of the IDD closely. Accelerant Agency Limited and Resolution Underwriting Holdings (Ireland) Limited (to be renamed Mission Underwriting Europe Limited) are the two insurance intermediaries registered by the CBI under the Irish IDD Regulations in which the Accelerant group of companies has a 100% holding, with Accelerant Agency Limited having one tied insurance intermediary: Mission Services Ireland Limited (in which the Accelerant Group has a 100% holding). The Accelerant group of companies also has holdings of less than 100% in the following insurance intermediaries registered by the CBI under the Irish IDD Regulations as follows: (i) Corniche Underwriting (EU) Limited (80.5%); (ii) LRMS (Europe) Ltd (19%); (iii) NBS Commercial Limited (80.5%); (iv) REV Risk Management (Europe) Limited (19.5%); and (v) UBI Courtage Limited (77.58%). Accelerant Agency Limited and the six other insurance intermediaries/tied insurance intermediaries detailed above are hereinafter referred to as the “Irish Intermediaries”.

Mission Services Ireland Limited (“MSIL”) is a tied insurance intermediary of Accelerant Agency Limited. A tied insurance intermediary may only be appointed if it is of good repute and possesses the appropriate general, commercial and professional knowledge and competence to enable it to deliver to the client or potential client the proposed services of the entity for whom it acts (e.g. Accelerant Agency Limited). Accelerant Agency Limited remains fully and unconditionally responsible for any act or omission on the part of MSIL when acting on its behalf.

Accelerant Agency Limited engages in claims management activities which come within the definition of “insurance distribution” in the IDD and so comes within the scope of the requirements set out in the IDD and the Irish IDD Regulations (see “IDD” below for further detail).

Accelerant Agency Limited also has a third country branch in the UK, Accelerant Agency Limited UK Branch, which is authorized and regulated by the FCA. See “—United Kingdom Regulation—Entities and Overview” for further detail. EIOPA produced a Supervisory Statement on the use of governance arrangements in third countries to perform functions or activities (the “Supervisory Statement”). See “3. Guidelines” below for further detail. As a result of Brexit, the provisions of the Supervisory Statement apply in relation to the UK branch of Accelerant Agency Limited as it is a third country branch.

A Fitness and Probity Regime was introduced by the CBI under the Central Bank Reform Act 2010 (“2010 Act”) and accompanying guidelines and standards issued by the CBI under the powers provided to it under the 2010 Act. The Fitness and Probity Regime was introduced to ensure that individuals performing Controlled Functions (“CF”) and Pre-Approval Controlled Functions (“PCF”) within a regulated financial service provider are competent and capable, honest, ethical and of integrity. In accordance with the Fitness and Probity Regime, individuals performing PCF and CF roles are subject to an assessment of their fitness and probity both prior to their appointment and on an ongoing basis. The appointment of individuals to PCF positions requires the prior sanction of the CBI. The appointment of individuals to CF positions does not require the prior sanction of the CBI and is instead made by the regulated financial service provider itself having assessed the compliance of the individual with the requirements of the Fitness and Probity Regime.

In early March 2023, the Central Bank (Individual Accountability Framework) Act 2023 (“IAF Act”) was signed into law and introduced, among other requirements, a senior executive accountability regime (applicable to certain firms from July 1, 2024), certain obligations on individuals performing CF and PCF roles in relation to expected standards of conduct, additional obligations on individuals performing PCF roles and various enhancements to the Fitness and Probity Regime. For the Irish intermediaries (such as Accelerant Agency Limited), certain elements of the IAF Act are applicable, with the exception of the senior executive accountability regime which is not currently applicable to insurance intermediaries. Training on the new requirements is provided to individuals within Accelerant Agency Limited and MSIL performing CF and PCF roles on at least an annual basis. Additionally, relevant policies, procedures and other documents have been updated, where required, to reflect the new requirements. In addition, the Branch Manager of Accelerant Agency Limited’s UK third country branch is subject to the SM&CR introduced in the UK.

The Consumer Protection Code 2012 (as amended) (“CPC”) applies to the Irish Intermediaries with respect to the regulated activities they undertake with customers (in particular, consumers) in Ireland. The CPC sets out principles of fairness which must be adhered to including with respect to premium handling, provision of information, customer suitability, post-sale information, processing of claims and rebates and complaints resolution (amongst others). A revised CPC was published in March 2025 and will take effect in March 2026. The existing CPC will continue to apply until then. The modernized CPC will focus on emerging risks to consumer interests arising from digitalization as well as issues around dealing with vulnerable customers and climate risk. There are additional requirements applicable to contracts with consumers in the Consumer Insurance Contracts Act 2019, which among other things, sets out the duties of consumers as to disclosure when they enter into an insurance contract. Furthermore, the Consumer Rights Act 2022 introduces a “blacklist” of terms that will not be permitted in a consumer insurance contract. Starting in June 2025, the provisions of the European Union (Accessibility Requirements of Products and Services) Regulations 2023 will apply to the Irish Intermediaries insofar as they provide e-commerce services. These regulations implement the European Accessibility Act in Ireland and require the incorporation of certain accessibility requirements for persons with disabilities on e-commerce platforms.

All of the Irish Intermediaries are Irish incorporated companies subject to the provisions of the Companies Act 2014 (as amended) of Ireland which is the key piece of Irish company law and includes requirements regarding board meetings, shareholder meetings, directors’ duties, minority interests, distribution of company assets, requirements to maintain books of account and other fundamental requirements of Irish incorporated companies.

Subject to certain regulatory notification requirements both Accelerant Insurance Europe SA and Accelerant Agency Limited can provide services, or establish a branch, in any other Member State of the EEA (which is detailed below in “Passporting – Freedom of Establishment and Freedom of Services”). Although, in doing so, they may become subject to the laws of such Member States with respect to the conduct of business in such Member State (i.e., general good provisions), company law registrations and other matters, but will remain respectively subject to financial and operational supervision by the NBB and CBI only.

Solvency II

The Solvency II framework is built on a three-pillar structure: (i) quantitative requirements (such as asset and liability valuation and capital requirements); (ii) qualitative requirements (including governance and risk management of the business and the ORSA); and (iii) supervisory reporting and public disclosure requirements.

The main features of the Solvency II framework include: (i) market consistency (i.e., assets and liabilities to be valued at the amount for which they can be exchanged, transferred or settled in the market); (ii) risk-based (i.e., higher risks will lead to higher capital requirements to cover for unexpected losses); (iii) proportionality (i.e., regulatory requirements will be applied in a proportionate manner to the nature, scale and complexity of the risks inherent to the business of the insurance and reinsurance undertakings); and (iv) group supervision (i.e., supervisors will increase coordination and exchange of information amongst them to improve cross-border supervision of insurance and reinsurance groups).

The Solvency II legislation is implemented on the following three levels:

1.	The Solvency II Directive

The Solvency II Directive, which entered into force in January 2016, lays down the general principles which underpin the uniform rules applicable to insurers and reinsurers and their activities and services. The main objective of the Solvency II Directive is to provide adequate protection of policyholders and beneficiaries as well as to facilitate financial stability and fair and stable markets.

The Solvency II Directive comprises of six titles which cover: (i) taking up and pursuit of direct insurance and reinsurance activities; (ii) provisions for specific types of insurance and reinsurance; (iii) supervision of group undertakings; (iv) reorganization and winding up of undertakings; (v) other provisions; and (vi) transitional and final provisions.

As previously mentioned, one of the pillars of the Solvency II framework is the adequacy of quantitative requirements. To measure this, the Solvency II Directive prescribes the SCR, the Minimum Capital Requirement and a standard formula which are intended to reflect the risk profile of most insurance and reinsurance undertakings. However, where the standardized approach does not adequately reflect the specific risk profile of an undertaking, other measures such as governance requirements (as opposed to quantitative requirements) are permitted and prescribed under the Solvency II Directive.

The Solvency II Directive makes a distinction between life and non-life insurance activities and prohibits insurance undertakings from being authorized to carry out the two simultaneously except for certain activities of limited risk profile. Accelerant Insurance Europe SA only carries out non-life insurance activities under the definition of the Solvency II Directive. The distinction between the two types, as well as the requirement to keep the management of the two types separate (where an insurance undertaking is authorized to carry out both) is to identify and manage the specific risks arising from each type of insurance and reinsurance obligations in relation to the perils covered and processes used in the conduct of business.

The Solvency II Directive also provides a framework on the supervision and exercise of solvency of insurance and reinsurance undertakings in a group. This allows legal and regulatory oversight of the insurance and reinsurance undertaking of the group company as a whole and facilitates the coordination of supervision through a group supervisor, which is a designated supervisory authority of the Member State(s) concerned.

In order to take account of the international aspects of reinsurance, the Solvency II Directive does not prohibit EEA insurers from obtaining reinsurance from reinsurers licensed outside the EEA. Article 172 of the Solvency II Directive provides that reinsurance contracts concluded by insurance undertakings in the EEA with reinsurers having their head office in a country whose solvency regime has been determined to be equivalent to Solvency II, shall be treated in the same manner as reinsurance contracts with undertakings in the EEA authorized under Solvency II. Post Brexit, the UK has become a third country and as the UK Solvency II Regulations look to undergo reforms, this raises the question as to whether the amended regime in the UK will be given equivalence status by the EU.

2.	The Delegated Regulation

The Solvency II Directive is further accompanied by the Delegated Regulation which implements technical standards set by the European Commission based on the EIOPA issued guidelines. The Delegated Regulation provides more granular requirements which uphold the overarching principles of the Solvency II Directive and together form the fundamental legal framework of the insurance and reinsurance market in the EEA.

3.	Guidelines

EIOPA issues guidelines and recommendations addressed to national competent authorities or insurance undertakings to help establish consistent, efficient and effective supervisory practices and to ensure common and consistent application of European Union law. Even though the guidelines are not legally binding on addressees, competent authorities and financial institutions are required to make every effort to comply with them and competent authorities must follow a “comply or explain” process.

EIOPA Third Country Branch Supervisory Statement

In February 2023, EIOPA issued the EIOPA Third Country Branch Supervisory Statement on the use by EEA-authorized insurance undertakings and intermediaries of governance arrangements (such as branches) in third countries to perform functions or activities in respect of EEA policyholders and risks (the “Supervisory Statement”).

In principle, Solvency II and the IDD do not prevent EEA head office insurance undertakings and intermediaries having a branch in a third country (e.g., the UK) through which they conduct regulated activity in respect of EEA risks. In contrast, as a result of Brexit, UK head-office insurance undertakings and intermediaries are no longer able to use their UK licenses to carry on underwriting and other regulated activities in respect of EEA risks. Many UK-based insurance and insurance intermediary groups therefore now include insurance undertakings and/or intermediaries which have a head office in, and are licensed in, an EEA jurisdiction (e.g., Belgium or Ireland) and a third country branch in the UK.

However, whether such structures comply with EU insurance and insurance distribution regulation has come under scrutiny from the EU. In the EIOPA Third Country Branch Supervisory Statement, EIOPA noted that the purpose of a branch should primarily be to serve the market in which it was established. EIOPA stated that branches established in third countries with the sole objective of conducting regulated activities in the EEA should be avoided, and that a third-country branch should not conduct a disproportionate amount of its business aimed at, or in, the EEA (compared with business in the local market of the branch). EIOPA has also stated that where an EEA-based insurance distribution firm establishes a third-country branch, the licensed entity must ensure that this is met with adequate governance policies and procedures, in order to ensure that the licensed entity, including the branch, is able to comply with all applicable EEA requirements.

The CBI issued a newsletter in September 2023 to insurance stakeholders in which it reminded regulated firms with a third country branch of the key provisions in the Supervisory Statement and to review their current business models considering the Supervisory Statement. The CBI requires the provisions of the Supervisory Statement to be complied with in full.

The UK third-country branches of both Accelerant Insurance Europe SA and Accelerant Agency Limited were established to enable both regulated entities to continue to access the UK market and to support various UK based MGAs involved in underwriting and distributing a range of insurance products in the UK, with the structure and organization of both Accelerant Insurance Europe SA and Accelerant Agency Limited such that an appropriate level of corporate substance (proportionate to the nature scale and complexity of their activities within the EEA) is maintained at the level of their respective head offices.

The UK third-country branches of both Accelerant Insurance Europe SA and Accelerant Agency Limited are each supported by a UK-based team of experienced individuals with expertise in areas including underwriting, distribution, and claims. This enables the UK third-country branch of Accelerant Insurance Europe SA to delegate underwriting and claims authority to the UK third-country branch of Accelerant Agency Limited, which, in turn, delegates underwriting and claims authority to carefully selected UK-based MGAs – responsible for distributing and administering insurance products – and carefully selected UK-based third-party administrators – responsible for handling claims.

Certain activities are also outsourced by Accelerant Insurance Europe SA, Accelerant Agency Limited and their respective UK third-country branches to Accelerant Services (UK) Limited – an intra-group service company – under a Master Services Agreement. These support services include: risk management; compliance; legal; human resources; actuarial (Pricing); analytics and insights; product management; information technology; finance; and technical Accounting.

Day-to-day oversight of the support services provided by Accelerant Services (UK) Limited is monitored by senior individuals within Accelerant Insurance Europe SA, Accelerant Agency Limited, and their respective UK third-country branches. Additional oversight is provided in accordance with the requirements of the third-party risk management framework applicable to Accelerant Insurance Europe SA, Accelerant Agency Limited and their respective UK third-country branches.

Future Developments

In its review of the Solvency II Directive, EIOPA provided an opinion to the European Commission in December 2020 that whilst the Solvency II framework works well and does not require fundamental change, some improvements were needed in three key areas: (i) balanced updating of the regulatory framework; (ii) recognition of the economic situation; and (iii) completing the regulatory toolbox.

In response to the European Commission’s review of the Solvency II Directive in July 2020 which highlighted the rules regarding long term guarantee measures, solvency and minimal capital requirements and supervision of insurance companies across the EEA Member States, the European Commission set out a proposal to amend the Solvency II Directive in September 2021 which would in effect lower regulatory obligations of small and low-risk insurance companies, take into account long-term and climate change risks and enhance supervision at group and cross border level. Echoing such proposed changes, the European Parliamentary Research Service (“EPRS”) published a briefing in January 2023 on a proposal to amend the Solvency II Directive, particularly regarding capital requirements and valuation of insurance liabilities and cross border supervision as well as clarifications on the proportionality principle.

In December 2023, the European Council (the “Council”) announced that it had reached a provisional agreement with the European Parliament (the “Parliament”) on amendments to the Solvency II Directive. In January 2024, the texts of the provisional agreements were published by the Council. The Council formally adopted the amendments on November 5, 2024 and the amendments are expected to take effect in the final quarter of 2026. Under the amendments adopted to Solvency II, group supervisors will have enhanced direct powers against insurance holding companies which can include restricting or prohibiting distributions or interest payments to shareholders where (among other circumstances) the insurance holding company has failed to ensure that the group complies with the requirements of Solvency II.

In addition to the above Solvency II Directive reform proposals, the European Commission continues to promote the development of the Insurance Recovery and Resolution Directive (“IRRD”). The proposal aims to harmonize national laws on recovery and resolution of reinsurance undertakings. Political agreement on the IRRD was reached by the Council and the Parliament in December 2023 and the Council formally adopted the IRRD in November 2024. The IRRD is expected take effect in the final quarter of 2026.

ESG

In August 2021, two delegated regulations (the “EC Regulations”) amending sectoral legislation, including the Solvency II Directive and the IDD, were published by the European Commission. The EC Regulations focus on the integration of sustainability into key activities, including product oversight and governance, risk management and suitability assessment procedures. The EC Regulations applied from August 2022.

The Commission Delegated Regulation (EU) 2021/1256 of April 21, 2022 amending the Delegated Regulation introduces obligations for reinsurance undertakings to manage “sustainability risks” and ensure sustainability factors are taken into account in risk assessments.

Companies in scope of the Corporate Sustainability Reporting Directive (Directive (EU) 2022/2464, the “CSRD”), which includes EU companies with over €50 million in turnover, at least 250 employees and/or assets exceeding €25 million, as well as certain non-EU companies, and undertakings wherever situated that are listed on an EU regulated market, are required to publish sustainability-related disclosures against common reporting standards adopted by the European Commission in annual financial statements. The reporting requirements are being phased in over the next few years, with the largest companies required to report in respect of financial years starting on or after January 1, 2024. Under a simplification package (the “Omnibus Package”) proposed by the European Commission in February 2025 (but not yet implemented), additional firms subject to the reporting requirements in respect of their 2025 or 2026 financial years will have those requirements postponed to 2027 and 2028, respectively.

In July 2024, the Corporate Sustainability Due Diligence Directive (“CSDDD”) entered into force. The CSDDD requires in-scope companies to engage in a thorough due-diligence process encompassing identification, assessment, prevention and mitigation of negative impacts on human rights and the environment. To mitigate adverse impacts on human rights and the environment, a broad range of elements must be addressed, including child labour, forced labour, greenhouse gas emissions and deforestation. Importantly, as the law currently stands, in-scope companies are required to examine and document findings beyond their immediate operations, encompassing the activities of both upstream and, for certain in-scope companies, downstream business partners. The categories of companies to which CSDDD applies is determined on the basis of (i) the number of employees and worldwide revenue for EU companies and (ii) revenues within the EU for non-EU companies.

In February 2025, the European Commission published an “Omnibus Package” of proposed measures designed to simplify the key EU laws on corporate sustainability reporting, due diligence and trade, including a number of proposed amendments to the application dates and requirements for sustainability reporting and due diligence under the CSRD and CSDDD, respectively. As part of these measures, a “stop the clock” directive proposes to delay the application dates of CSRD and CSDDD for the second and third wave of companies due to be phased in; and a “substantive directive” aims to significantly reduce the number of companies in scope of CSRD and reduce the number of mandatory obligations on in-scope companies in both CSRD and CSDDD. These measures are expected to enter into force in late 2025 or early 2026.

The IDD

The IDD applies to both Accelerant Insurance Europe SA and Accelerant Agency Limited. The IDD regulates the way insurance products are designed and sold both by insurance intermediaries (e.g., Accelerant Agency Limited and the other Irish Intermediaries) and directly by insurance undertakings (e.g., Accelerant Insurance Europe SA). The provisions set out in the IDD mainly relate to registration requirements for undertakings engaging in regulated activity coming within the scope of the IDD, professional indemnity requirements, standards of product disclosure, promotional materials and product governance and oversight. Local regulations and conduct of business rules implemented in each of the European Member States in which Accelerant Insurance Europe SA/NV and Accelerant Agency Limited do business supplement the requirements set out in the IDD.

Passporting – Freedom of Services and Freedom of Establishment

Subject to certain regulatory notification requirements, both Accelerant Insurance Europe SA and Accelerant Agency Limited can provide services, or establish a branch, in any other Member State of the EEA subject to the laws and regulations of the home Member State, as well as local rules of the host Member State(s). Both Accelerant Insurance Europe SA and Accelerant Agency Limited have benefited from the passporting regime on both a freedom of services (“FoS”) and freedom of establishment (“FoE”) basis. Accelerant Insurance Europe SA has branches in Italy, Greece, Spain, and Ireland and is in the process of establishing a branch in Luxembourg. It provides services in Austria, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden. Accelerant Agency Limited provides services in all EEA Member States (and it has no branches in the EEA). In Ireland, Accelerant Insurance Europe SA is authorized to conduct business under both the FoE and FoS regimes.

Italy

Insurance companies incorporated and authorized in accordance with the laws of an EEA Member State (“EEA Insurance Companies”) are allowed to provide their services in Italy on a FoS and/or FoE basis. In Italy, Accelerant Insurance Europe SA is authorized to conduct business under both the FoE and FoS regimes.

In both cases, the relevant entity is required to comply with the notification procedures between the supervisory authorities of the competent Home Member State and the Italian Supervisory Authority on insurance companies (which is the Institute for the Supervision of Insurance – “IVASS”).

An EEA Insurance Company operating through the establishment of a branch is required to appoint a branch manager, to be domiciled at the branch office and granted with mandate powers to: (i) represent the insurance undertaking before courts and all Italian authorities; and (ii) enter into and execute any agreement or deed relating to the activities carried out by the EEA Insurance Company in Italy. Should the general representative be a legal person, its office must be registered in Italy and it must appoint a natural person as its representative to be domiciled in Italy and granted with the powers described above.

EEA Insurance Companies operating in Italy are required to duly comply with general good provisions, and, in particular with conduct of business rules enacted to protect policyholders and other beneficiaries of insurance benefits.

IVASS is entitled to take appropriate measures in respect of EEA Insurance Companies whose operation in Italy is detrimental to the general interests of the policyholders and with the aim of granting the proper functioning of the Italian insurance and reinsurance market.

Accelerant has a minority ownership position in one MGA in Italy.

Greece

EEA Insurance Companies can conduct business in Greece on a FoS and/or FoE basis. The relevant supervisory authorities of their home Member States are responsible for the prudential and financial supervision of these undertakings, while the Greek supervisory authority on private insurance (which is the Bank of Greece – “BoG”) monitors their compliance with the applicable legislation on the taking-up and pursuit of insurance and reinsurance business. The BoG is entitled to require the remedy of any irregularities detected in compliance with applicable legislation on the taking-up and pursuit of insurance and reinsurance business and to take appropriate emergency measures to prevent or penalize such irregularities, including the power to prevent insurance and reinsurance undertakings from continuing to conclude and/or distribute new insurance contracts within Greece.

In order to conduct business in Greece, undertakings incorporated in another EEA Member State must comply with the required notification procedure performed between the supervisory authorities of their state of origin and the host state (i.e., the BoG). The rules on the establishment and operation of insurance and reinsurance undertakings are set forth in Law 4364/2016 (Government Gazette 13 A) that incorporates into the Greek legislation the corresponding provisions of the Solvency II Directive. Special consideration should be given to Chapter 8 of Law 4364/2016 regarding the right of establishment and the freedom to provide services. Moreover, insurance and reinsurance conducting cross-border business in Greece, either through a branch or under the FoS, are required to comply with the general good provisions designated by the BoG such provisions being:

a)

articles 5, paragraph 7, second subparagraph (transaction relations between insurance distributors and between themselves and their customers), 19, paragraph 4, first and second subparagraphs (special register and single information point) and 28, paragraph 3 (general information provided by the insurance intermediary or insurance undertaking) of Law 4583/2018 transposing into Greek legislation the IDD (Directive (EU) 2016/97 on insurance distribution);

b)

various provisions of Law 4364/2016, regulating: the obligation of foreign insurance undertakings providing MTPL insurance in Greece via freedom to provide services to participate in the ‘Auxiliary Fund (providing) insurance of liability arising out of motor accidents’ as well as in the Motor Insurers Bureau and to appoint a special representative (article 120); the measures that the BoG can take against foreign undertakings which breach applicable legislation (article 123); advertising of foreign insurance undertakings’ services (article 124); the indirect taxes imposed on insurance contracts concluded under freedom to provide services and the obligation for appointment of a tax representative (article 125); the law applicable on the insurance contract (article 145); the delivery of the insurance contract along with a certificate of insurance to the policyholder in cases of compulsory insurances as well as the time-frame set for the reimbursement of the insurance premium collected by insurance intermediaries to the insurance undertaking (article 146, paragraphs 1 and 2); BoG’s right to request from insurance undertakings any information necessary for the conduct of its supervision, including the conveyance of their insurance terms (article 148, paragraph 3, b); the information which must be pre-contractually given to policyholders of non-life insurances (arts. 150-151 of Law 4364/2016); the obligations of loss adjusters with which the insurance undertaking co-operates (article 259); the requirements that the claims representative (that must be appointed by all insurance undertakings engaging in class 10 of non-life insurance, which is the MTPL insurance) and the legal representative of the Greek branches of EEA and third countries’ insurance undertakings must meet (articles 255 and 261, respectively);

c)

the provisions of the Presidential Decree 237/1986 on the MTPL insurance which is relevant to Accelerant’s activities insofar as it engages in motor vehicle liability insurance, the pursuit of which is included in Accelerant’s scheme of operations notified to the supervisory authority of its home Member State (Belgium) and communicated to the BoG;

d)

the provisions of Law 3651/2008 (as well as of Law 4512/2018 amending the latter), setting requirements for the provision of road assistance services, which is also relevant to Accelerant’s activities to the extent that it conducts insurance falling within the scope of class 18 ‘Assistance’ of non-life insurances, the pursuit of which is included in Accelerant’s scheme of operations notified to the supervisory authority of its home Member State (Belgium) and communicated to the BoG;

e)	the decision No. 87/05.04.2016 of the BoG’s Executive Committee detailing the settlement and payment of insurance money in cases of MTPL insurance; and

f)	the decision No. 88/05.04.2016 of the BoG’s Executive Committee regarding the procedures that insurance undertakings must have in place for the examination of policyholders’ complaints.

Accelerant has a minority ownership position in one MGA in Greece.

In Greece, Accelerant Insurance Europe SA was initially authorized to provide insurance under the FoS regime, with a Greek branch now also established.

Spain

EEA Insurance Companies may conduct business in Spain on a FoS and/or FoE basis. In order to conduct such business in Spain, EEA Insurance Companies must comply with the required notification procedures between the supervisory authorities of the state of origin and the Spanish insurance and reinsurance regulator (Dirección General de Seguros y Fondos de Pensiones) (“DGSFP”).

EEA Insurance Companies which operate in Spain under the FoE regime and/or under the FoS regime must comply with certain Spanish general good provisions and the applicable market behaviour provisions set out in Title III, Chapter VII of Spanish Law 20/2015, of 14 July, on the regulation, supervision and solvency of reinsurance entities. Likewise, they shall also submit to the DGSFP, on the same terms as Spanish insurance companies, all the documents required by the DGSFP in order to check whether they comply in Spain with the Spanish legal provisions applicable to them. A non-exhaustive list of the Spanish general good provisions applicable to insurance undertakings incorporated in EEA Member States is available in the DGSFP’s website.

In Spain, Accelerant Insurance Europe SA is authorized to conduct business under the FoE regime (having established a Spanish branch for such purposes) and under the FoS regime.

Accelerant has a majority ownership position in two MGAs in Spain.

Ireland

Insurance undertakings or insurance intermediaries authorized in an EEA Member State may carry on business in Ireland either under the FoE (through a branch) or under the freedom to provide services. Responsibility for the prudential supervision of these undertakings lies with the relevant supervisory authorities of the home Member State. Insurance undertakings or insurance intermediaries operating in Ireland on this basis are required to duly comply with general good rules, and, in particular with conduct of business rules enacted to protect policyholders and other beneficiaries of insurance benefits provisions (e.g., The Consumer Protection Code 2012 (as amended)).

In Ireland, Accelerant Insurance Europe SA is authorized to conduct business under both the FoE and FoS regimes.

Changes of Control

Belgium

Before a person or entity (or two or more persons acting in concert) can acquire a direct or indirect holding in Accelerant Insurance Europe SA, which represents 10% or more of the capital or of the voting rights, or which makes it possible to exercise a significant influence over the management of Accelerant Insurance Europe SA (“Qualifying Holding”), prior written approval/non-objection must be obtained from the NBB. Thereafter, the prior approval/non-objection of the NBB must be sought by any person or entity (or two or more persons acting in concert) proposing to, directly or indirectly, increase a Qualifying Holding such that the holding would reach or exceed 20%, 30% or 50% (each a “Prescribed Percentage”) of the share capital or voting rights in Accelerant Insurance Europe SA; or a holding such that Accelerant Insurance Europe SA would become a subsidiary of the acquiror.

Prior to granting approval for the acquisition of a Qualifying Holding, the NBB will consider a number of factors, including the financial strength of the proposed acquiror, the proposed acquiror’s reputation (including its integrity and professional competence) and the proposed acquiror’s plans for the future operations of Accelerant Insurance Europe SA. The NBB has a total of 82 working days (where the proposed acquiror is based in the EEA) and 92 working days (where the proposed acquiror is based outside the EEA) to review the application and provide its approval/non-objection.

In addition, the NBB must be notified in advance (no approval is required) of a proposed, direct or indirect, disposal of a Qualifying Holding or a reduction in holding such that the direct or indirect holding or capital or voting rights in Accelerant Insurance Europe SA would fall below a Prescribed Percentage, or such that Accelerant Insurance Europe SA would cease to be a subsidiary of the acquiror.

Furthermore, a person or entity (or two or more persons acting in concert) who has acquired, directly or indirectly, a holding in Accelerant Insurance Europe SA, or who has increased, directly or indirectly, its holding in Accelerant Insurance Europe SA, such that the holding reaches or exceeds the threshold of 5% of the share capital or voting rights in Accelerant Insurance Europe SA, without however holding a Qualifying Holding, is required to notify the NBB in writing within 10 working days of the acquisition or increase of the holding. The same notification is required from any person or entity (or two or more persons acting in concert) who has ceased to hold, directly or indirectly, a holding of more than 5% in the share capital or voting rights in Accelerant Insurance Europe SA.

The aforementioned notification requirements also apply where the proportion of share capital or voting rights held in Accelerant Insurance Europe SA reaches, exceeds or, as the case may be, is reduced below the thresholds referred to above (including Qualifying Holdings and Prescribed Percentages) as a result of a situation involving a change in the level of a holding which is not the consequence of an acquisition or disposal, in particular the existence of multiple voting rights or the acquisition of own shares by Accelerant Insurance Europe SA.

Ireland

In relation to Accelerant Agency Limited, there is no pre-approval requirement under Irish law on a change of control. However, Accelerant Agency Limited will be required to notify the CBI without unreasonable delay where it becomes aware of a change of control.

Restrictions on Paying Dividends

Belgium

Under the Belgian Code of Companies and Associations (“BCCA”), no distribution (e.g., payment of dividends) may be made where the net assets in Accelerant Insurance Europe SA, as shown in the annual accounts, are, or would become, as a result of such a distribution, less than the amount of the paid-up capital or, if this amount is greater, the called-up capital, increased by all the reserves which the law or Accelerant Insurance Europe SA’s articles of association do not allow to distribute. The “net assets” are defined as the total amount of the assets minus the provisions, the liabilities and, except in exceptional cases to be stated and justified in the notes to the financial statements, the unamortized amounts of incorporation and expansion costs and research and development costs.

Moreover, should the NBB become aware that Accelerant Insurance Europe SA is not operating in accordance with the applicable legislative framework, or where it would have indications that Accelerant Insurance Europe SA might no longer operate in accordance with such legislative framework within the next twelve months, the NBB may prohibit or limit the payment of dividends as long as Accelerant Insurance Europe SA has not remedied the situation.

Ireland

Under Irish company law, Accelerant Agency Limited is permitted to make distributions only out of profits available for distribution. Irish insurance regulatory laws do not prohibit the payment of dividends by insurance intermediaries.

Regulatory Reports and Returns

Belgium

Under the Solvency II framework, Accelerant Insurance Europe SA is required to submit quarterly and annual filings with the NBB, including an annual SFCR. In addition, Accelerant Insurance Europe SA must submit an annual ORSA report to the NBB. The ORSA report provides a summary of all the activities and processes during the preceding year to assess and report on risks and ensure that overall solvency needs are met at all times, including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes.

Ireland

Insurance intermediaries are subject to ongoing prudential monitoring of their compliance with the registration requirements, which includes holding an adequate policy of professional indemnity insurance. In order for the CBI to carry out its supervisory functions, it requires insurance intermediaries such as Accelerant Agency Limited to complete and submit an annual return which includes information relating to the insurance intermediary’s finances, ownership, professional indemnity insurance and compliance with conduct of business rules.

Financial Compensation Schemes

Ireland

The Insurance Compensation Fund is a scheme established under the Irish Insurance Act 1964 (as amended) which allows eligible customers of non-life insurers (including non-life insurers authorized in any EU member state who are selling to Irish customers) to seek compensation if that firm were to become insolvent. The fund is funded by an annual levy calculated on the basis of the amount of premium earned by a non-life insurer in respect of policies that cover risks in Ireland.

Belgium

In Belgium, there is no general insurance compensation scheme in respect of non-life insurance, but only the Belgian Common Guarantee Fund (Fonds Commun de Garantie Belge/ Belgisch Gemeenschappelijk Waarborgfonds) which is limited to compensation in the framework of compulsory motor vehicle liability insurance. This scheme is established under the Belgian Law of November 21, 1989 on compulsory motor vehicle liability insurance (as amended). It allows an injured party to seek compensation directly from the scheme in certain circumstances including if the insurance undertaking which has an obligation to indemnify were to become insolvent. The fund is funded by the payment of an annual levy and participations in the coverage of the claims reserves according to each affiliates’ share in the motor third party liability insurance market in Belgium. Accelerant Insurance Europe SA is authorized to provide motor third party liability insurance but does not currently provide this coverage in the Belgian market.

Greece

In Greece, there is not a single body or Financial Compensation Scheme entrusted with the duty to provide compensation to insureds of all classes of non-life insurances, in case of insolvency of an insurance undertaking. However, specifically in case of insolvency of the insurance undertaking covering the civil liability of the driver of the damaging vehicle, the “Auxiliary Fund (providing) insurance of liability arising out of motor accidents” provides compensation to injured third parties. In the event of Accelerant Insurance Europe SA’s insolvency, in the first place, the “Auxiliary Fund” would be obliged to reimburse third parties injured in car accidents caused by drivers insured by Accelerant Insurance Europe SA against their liability arising out of the use of motor vehicles (class 10 of non-life insurances regarding MTPL insurance, according to the Solvency II Directive’s classification). Upon reimbursing the injured third parties, the “Auxiliary Fund” would be entitled to claim full reimbursement of the sum paid from the Belgian Guarantee Fund, that is the Compensation Body of Accelerant’s home Member State.

Italy

In Italy, Law no. 213 of December 30, 2023 introduced the obligation for companies incorporated in Italy or foreign companies with a permanent establishment in Italy, registered in the Italian Companies Register, to enter into insurance contracts covering damages to certain tangible assets directly caused by natural disasters and catastrophic events.

In this context, SACE S.p.A., an Italian insurance company controlled by the Italian Ministry of Economy and Finance, has established a guarantee scheme in favor of those insurers and reinsurers authorized to cover these natural catastrophe risks in Italy that are required to provide such insurance coverages. According to this guarantee scheme, SACE will cover the compensations for the occurrence of these events up to 50% for a total amount not exceeding the ceiling established by the 2024 Budget Law, equal to €5 billion for 2025.

Spain

In Spain, certain types of insurance contracts (even if they are concluded under the FoE regime or under the FoS regime) are subject to premium surcharges in favour of the Spanish Insurance Compensation Consortium (Consorcio de Compensación de Seguros) (“CCS”) in order to fund the exercise of the CCS’ functions in the Spanish insurance sector (among others, the coverage of extraordinary risks not covered by insurance companies, compulsory vehicle insurance, combined agricultural insurance and the liquidation of insolvent Spanish insurance undertakings). The CCS is a public business organization that is attached to the Spanish Ministry of Economy, Trade and Enterprises, through the DGSFP.

The insurance contracts which are subject to surcharge in favour of the CCS are those contracts which fall under any of the following insurance business lines: (i) land vehicles, railway vehicles, wilderness fires and events, other damage to property and for miscellaneous pecuniary losses; (ii) civil liability in land motor vehicles; (iii) life (in contracts that guarantee exclusively or primarily the risk of death); and (iv) accidents (in contracts guaranteeing the risk of death or providing financial compensation for permanent invalidity or temporary incapacity).

It should be noted that Spanish law does not apply to the liquidation of insurance undertakings of other EEA Member States or of its branches in Spain. In this regard, the CCS does not have any faculties with regard to the insolvency or liquidation of insurance undertakings of other EEA Member States (for example, Accelerant Insurance Europe SA) or of their branches in Spain.

Cayman Islands Insurance Regulation

Accelerant Re Cayman holds a Class B(iii) Insurance License issued in accordance with the terms of The Insurance Act, 2010 (as amended) of the Cayman Islands (the “Act”), and is regulated by the Cayman Islands Monetary Authority (“CIMA”). As the holder of a Class B(iii) Insurance License, Accelerant Re Cayman is permitted to undertake insurance business in accordance with its business plan approved by CIMA.

Accelerant Re Cayman is subject to minimum capital and surplus requirements, and its failure to meet such requirements could subject it to regulatory action. Pursuant to The Insurance (Capital and Solvency) (Classes B, C and

D Insurers) Regulations, 2012 (the “Capital and Solvency Regulations”), Accelerant Re Cayman is required to maintain the statutory minimum capital requirement (as defined under the Capital and Solvency Regulations) and prescribed capital requirement (as defined under the Capital and Solvency Regulations), and a minimum margin of solvency equal to or in excess of the total prescribed capital requirement. Any failure to meet the applicable requirements or minimum statutory capital requirements could subject the company to further examination or corrective action by CIMA, including restrictions on dividend payments, limitations on the company’s writing of additional business or engaging in finance activities, supervision or liquidation.

CIMA may at any time direct Accelerant Re Cayman, in relation to a policy, a line of business or the entire business, to cease or refrain from committing an act or pursing a course of conduct and to perform such acts as in the opinion of CIMA are necessary to remedy or ameliorate the situation. Furthermore, CIMA may require a licensee to take steps to rectify any matters, suspend the license or revoke the license if, CIMA is of the opinion that:

•	a licensee is or appears to be likely to become unable to meet its obligations as they fall due;

•	a licensee is carrying on its business in a manner detrimental to the general public interest or to the interests of its creditors or policy holders;

•	the activities of any member of the licensee’s insurance group are detrimental to those interests of the licensee’s creditors as well as its policy holders;

•	a licensee has contravened the Act or the Anti-Money Laundering Regulations (2023 Revision) of the Cayman Islands;

•	the licensee has failed to comply with a condition of its license or with the requirements of the Act;

•	the direction and/or management of a licensee’s business has not been conducted in a fit and proper manner;

•	a person holding a position as a director, manager or officer of a licensee’s business is not a fit and proper person to hold the respective position; or

•	any person holding or acquiring control or ownership of a licensee is not a fit and proper person to have such control or ownership.

Failures to comply with a direction given by CIMA may be punishable by a fine of up to five hundred thousand Cayman Islands dollars ($600 thousand based on the Cayman Islands’ exchange rate of CI$0.83 per $1.00 as of March 31, 2025) or imprisonment for a term of 10 years or both, and a fine of an additional ten thousand Cayman Islands dollars ($12 thousand) (as of March 31, 2025) for every day after conviction on which the offense so continues.

Whenever CIMA believes that a licensee is or may become unable to meet its obligations as they fall due, is carrying on business in a manner likely to be detrimental to the public interest or to the interest of its creditors or policyholders, has contravened the terms of the Act, or has otherwise behaved in such a manner so as to CIMA to call into question the licensee’s fitness, CIMA may take one of a number of steps, including requiring the licensee immediately to take steps to rectify the matter; suspending the license of the licensee pending a full inquiry into the licensee’s affairs; revoking the license; imposing conditions with respect to decisions made by the licensee, including the suspension of voting rights or nullification of votes cast; imposing conditions, or further conditions, upon the license and amending or revoking any such condition; requiring the substitution or removal of any director, manager or officer of the licensee; at the expense of the licensee; appointing a person to advise the licensee on the proper conduct of its affairs; at the expense of the licensee, appointing a receiver or person to assume control of the licensee’s affairs who shall have all the powers necessary to administer the affairs of the licensee including power to terminate the insurance business of the licensee; and requiring such action to be taken by the licensee as CIMA considers necessary.

In addition, as a Cayman Islands exempted company, Accelerant Re Cayman may not carry on business or trade locally in the Cayman Islands except in furtherance of its business outside the Cayman Islands and is prohibited from soliciting the public of the Cayman Islands to subscribe for any of its securities or debt. The company is further required to file a return with the Registrar of Companies in January of each year and to pay an annual registration fee at that time.

The Cayman Islands has no exchange controls restricting dealings in currencies or securities.

Canada Insurance Regulation

Accelerant Insurance Company of Canada (formerly operated under the name Omega General Insurance Company, “Accelerant Insurance Canada”) is subject to federal, as well as provincial and territorial, regulation in Canada in the provinces and territories in which Accelerant Insurance Canada underwrites insurance and reinsurance. The Office of the Superintendent of Financial Institutions (“OSFI”) is the federal regulatory body that, under the Insurance Companies Act (Canada), prudentially regulates federal Canadian and non-Canadian insurance and reinsurance companies operating in Canada. Accelerant Insurance Canada is licensed to carry on insurance business by OSFI and in each province and territory.

Accelerant Agency Canada Ltd (“Accelerant Agency Canada”) is required to register with the relevant regulatory authority in each province and territory in which it operates in Canada. There is also a requirement for a principal broker, acting on behalf of Accelerant Agency Canada, to be licensed in each province and territory in which Accelerant Agency Canada operates. Accelerant Agency Canada and its principal broker are both registered or licensed to carry on insurance business in each province and territory in Canada.

Under the Insurance Companies Act (Canada), Accelerant Insurance Canada is required to maintain an adequate amount of capital in Canada, calculated in accordance with a test promulgated by OSFI called the Minimum Capital Test. OSFI has implemented a risk-based methodology for assessing insurance and reinsurance companies operating in Canada known as its “Supervisory Framework.” In applying the Supervisory Framework, OSFI considers the inherent risks of the business and the quality of risk management for each significant activity of each operating entity. Under the Insurance Companies Act (Canada), approval of the Minister of Finance (Canada) is required in connection with certain acquisitions of shares of, or control of, Canadian insurance companies such as Accelerant Insurance Canada, and notice to and/or approval of OSFI is required in connection with the payment of dividends by or redemption of shares by Canadian insurance companies such as Accelerant Insurance Canada.

Accelerant Insurance Canada is also subject to Canadian provincial and territorial insurance legislation and regulation, governing market conduct, including pricing, underwriting, coverage and claim conduct, in varying degrees by province/territory and by product line.

Privacy

Accelerant is subject to various data privacy laws and regulations, as applicable in the jurisdictions in which it operates. The Company regularly monitors emerging and evolving legislation in the various jurisdictions and implements the necessary processes to maintain the integrity and confidentiality of personal information.

United States Privacy Laws

Federal law and the laws of many states require financial institutions to protect the security and confidentiality of all personal information processed by such financial institutions, to notify the relevant individuals about their policies and practices relating to collection and disclosure of customer information, and their policies relating to protecting the security and confidentiality of that information and to notify regulators and individuals in the event of certain data breaches. Federal law and the laws of many states also regulate disclosures and disposal of customer information. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.

Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. As of February 1, 2025, a version of the model law has been adopted by more than 25 states, such as Indiana and Iowa, but it is not an NAIC accreditation standard. The New York State Department of Financial Services (“NYSDFS”) issued Cybersecurity Regulations for Financial Services Companies that require certain parts of Accelerant’s insurance operations to, among other things, establish and maintain a cybersecurity policy, a cybersecurity breach incident response process, and to designate a Chief Information Security Officer.

The Gramm-Leach-Bliley Act (“GLBA”) and the Fair Credit Reporting Act (“FCRA”) impose privacy and information security requirements on financial institutions, including obligations to protect and safeguard consumers’ nonpublic personal information and creditworthiness information, respectively, and limitations on the use and sharing of such information. The GLBA requires administrative, technical, and physical safeguards to ensure the security, confidentiality, integrity, and proper disposal of nonpublic personal information, and the FCRA imposes similar information security requirements regarding the protection of creditworthiness information. The FCRA limits an entity’s ability to disclose creditworthiness information to affiliates and nonaffiliates unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure, and it limits an entity’s ability to use creditworthiness information except for certain authorized purposes. The GLBA limits a financial institution’s disclosure of nonpublic personal information to unaffiliated third parties unless certain notice requirements are met and the consumer does not elect to prevent or “opt out” of the disclosure. The GLBA requires that financial institutions provide privacy notices to their customers. Certain states have implemented certain requirements of the GLBA, through adoption of the NAIC Privacy of Consumer Financial and Health Information Regulation and the NAIC Standards for Safeguarding Customer Information Model Regulation.

Many states have enacted privacy and data security laws that impose compliance obligations beyond those imposed by the GLBA, including obligations to protect sensitive personal information, as well as to notify state regulators including the state Attorneys General of data security incidents.

The California Consumer Privacy Act, amended by the California Privacy Rights Act (“CCPA”) in 2020, enhances privacy rights and consumer protection for residents of California. Subject to certain exceptions, the CCPA requires companies operating in California to determine the types of personal information retained on California residents; to provide detailed privacy notices to individuals from whom personal information is collected that informs such individuals of the purpose of this information collection and whether such information is shared with third parties; to develop systems allowing such companies to respond efficiently to requests by California residents seeking to determine what information such companies possess or requesting deletion of their information; and to ensure that service providers and other third parties to whom these companies provide such personal information adhere to certain contractual requirements. Regulations have been issued and are forthcoming by the California Privacy Protection Agency (“CPPA”). CCPA imposes requirements relating to data minimization and correction and provides residents with additional rights over their personal information, including the right to opt-out of the use of their personal information in online behavioral advertising and to opt-out of certain types of consumer profiling. The CPPA, that has administrative enforcement authority over CCPA and other California privacy laws and oversees CCPA rulemaking.

Several states have enacted comprehensive data privacy laws that require in scope businesses to disclose information about their privacy practices and give state residents rights to access, delete, and correct their personal information and to opt out of the use of their information for targeted advertising, profiling that results in the provision or denial of decisions including insurance services, and from having their personal information sold to third parties. Most of these laws broadly exempt entities covered by the GLBA or insurers more generally; other laws such as the CCPA only exempt personal information that is subject to the GLBA and some types of data subject to FCRA. These exemptions under the CCPA do not apply to the statute’s private right of action, which provides for statutory damages, for an unauthorized access and exfiltration, theft, or disclosure of certain types of personal information as a result of the violation of a duty to maintain reasonable security procedures and practices. Additionally, the CCPA applies to the personal information of California residents collected in the employment, job applicant, and business-to-business settings. Violations of the CCPA and similar state privacy laws can result in civil or administrative penalties, and compliance with the evolving state privacy laws may lead to increased legal risks and compliance investments.

There also has been increased scrutiny, including from state regulators, regarding the use of “big data” techniques, and some state laws impose additional restrictions on automated decision-making. These laws and regulations have emerged not only from generally applicable privacy laws, but also from insurance-specific regulatory bodies. The NAIC has established a dedicated working group, known as the Big Data and Artificial Intelligence (H) Working Group, to consider big data issues, such as the lack of transparency and potential for bias in algorithms used to synthesize big data. This Working Group released a Memo and Report regarding its AI survey for life insurance in December 2023. Moreover, in December 2023, the NAIC also adopted a new model bulletin entitled “Use of Algorithms, Predictive Models, and AI Systems by Insurers.” The AI Bulletin also sets forth state insurance regulators’ expectations on how insurers should govern the use of such technologies by or on behalf of the insurer to make or support such decisions. State insurance regulators have started to adopt versions of the AI Bulletin and have released bulletins discussing the types of information that regulators may request during an investigation or examination of an insurer in regard to AI systems.

As a result of increased innovation and technology in the insurance sector, the NAIC is monitoring technology developments that impact the state insurance regulatory framework and has developed or is developing regulatory guidance, as appropriate. For example: (1) the NAIC has adopted amendments to the anti-rebating provisions of the NAIC’s Unfair Trade Practices Act to address new technologies that are being deployed to add value to existing insurance products and services; (2) the NAIC has adopted guiding principles related to AI, its use in the insurance sector, and its impact on consumer protection and privacy, marketplace dynamics and the state-based insurance regulatory framework; and (3) the NAIC’s Privacy Protections (H) Working Group is in the process of developing a new model law to replace the NAIC’s Insurance Information and Privacy Protection Model Act and the NAIC’s Privacy of Consumer Financial and Health Information Regulation with one new model law. Further, the NAIC and state insurance regulators have been focused on addressing unfair discrimination in the use of consumer data and technology, and some states have passed laws or introduced legislation targeting unfair discrimination practices. Several states have also issued guidance regarding the use of big data technology in compliance with anti-discrimination laws.

State regulators, most notably state departments of insurance, have also taken a more active role in regulating the insurance industry’s use of big data and AI. For example, on June 30, 2022, the California Department of Insurance released Bulletin 2022-5, which placed certain limitations on the use of AI and alternative data sets by the insurance industry. Bulletin 2022-5, among other things, explained that insurance companies must avoid discrimination that can result from the use of AI as well as big data for activities such as underwriting, marketing, rating, processing claims, and investigating suspected fraud concerning any insurance transaction that impacts California residents. The Colorado Commissioner of Insurance issued final enabling regulations to Colorado’s algorithmic accountability in insurance statute, which went into effect on November 14, 2023; the regulations are aimed at addressing the potential for unfair bias against certain protected classes. Additional states are also taking action, which may result in further non-uniform legislation impacting how data, algorithms, models, automated decision-making tools and AI in general can or should be used across insurance practices. Moreover, U.S. States, including Colorado, Utah and California, have passed comprehensive general AI legislation, and many other states are considering such legislation to govern and manage risk of the development and deployment of AI technologies.

UK Privacy and Data Protection Laws

The main law regulating the processing of personal information (i.e., data which identifies an individual or from which an individual is identifiable) in the UK is the General Data Protection Regulation (“UK GDPR”). Following Brexit, the European Union General Data Protection Regulation 2016/679 (“EU GDPR”) no longer applies directly in the UK, but it has been implemented into UK national law through the UK GDPR and the UK Data Protection Act 2018 (“DPA2018”). Accelerant is subject to the applicable requirements of the UK GDPR and DPA2018 where processing personal information in the context of the activities of Accelerant’s UK establishment, and where processing personal information of individuals in the UK by an Accelerant establishment outside the UK where the processing is related to the provision of our services and products within the UK, or the monitoring of UK individuals’ behavior in the UK.

The UK GDPR requirements, by virtue of the EU GDPR pre-Brexit and by virtue of the UK GDPR post-Brexit, apply in the UK since May 25, 2018. The UK GDPR imposes a number of obligations on controllers and processors and provides for rights for data subjects including, among others:

•

accountability and transparency requirements, which require controllers to demonstrate and record compliance with the UK GDPR and to provide more detailed information to data subjects regarding processing;

•	enhanced requirements for obtaining valid consent;

•	obligations to consider data protection as any new products or services are developed and to limit the amount of personal information processed;

•

obligations to comply with data protection rights of data subjects including a right of access to and rectification of personal information, obtain restriction of processing or to object to processing of personal information and a right to ask for a copy of personal information to be provided to a third-party in a useable format and erasing personal information in certain circumstances;

•	obligations to implement technical and organizational security measures to safeguard personal information; and

•	obligations to report certain personal data breaches to the relevant supervisory authority without undue delay (and no later than 72 hours where feasible).

In addition, the EU GDPR prohibits the transfer of personal information from the EEA to a country outside the EEA (including, since Brexit, the UK) that the European Commission does not recognize as having “adequate” data protection in place, unless a data transfer mechanism in accordance with the EU GDPR (such as standard contractual clauses or “SCCs”) has been put in place, or unless a derogation can be relied upon under the EU GDPR. Please see more detail below under “EU Privacy and Data Protection Laws.”

In June 2021, the European Commission adopted an adequacy decision for the UK, which allows for the transfer of personal information from the EEA to the UK without the need for a data transfer mechanism to be put in place. The UK also recognizes the EU as an adequate jurisdiction, meaning that transfers of personal information from the UK to the EU do not require a data transfer mechanism. For transfers of personal information from the EU to the U.S., the European Commission has adopted the EU-U.S. Data Privacy Framework (“DPF”) to legitimize transfers to entities in the U.S. that have certified to the DPF (please see more detail below under “EU Privacy and Data Protection laws”).

The UK GDPR imposes similar restrictions to the EU GDPR on transfers of personal information from the UK to third countries outside the UK that the UK does not consider adequate. As indicated above, the UK recognizes the EU as “adequate.” The UK Government has published its own form of the EU SCCs, known as the International Data Transfer Agreement and an International Data Transfer Addendum to the new EU SCCs. The UK Information Commissioner’s Office (“ICO”) has also published its own version of the TIA, although entities may choose to adopt either the EU or UK-style TIA. Further, in September 2023, the UK Secretary of State for Science, Innovation and Technology established a UK-U.S. data bridge (i.e., a UK equivalent of the

Adequacy Decision) and adopted UK regulations to implement the UK-U.S. data bridge (“UK Adequacy Regulations”). Personal data can therefore be transferred from the UK under the UK-U.S. data bridge through the UK extension to the DPF to organizations self-certified under the UK extension to the DPF.

The EU and UK GDPR both provide for fines for serious breaches of up to the higher of 4% of annual worldwide turnover or €20 million (under the EU GDPR) or £17.5 million (under the UK GDPR).

In addition to the GDPR, data privacy related to electronic communications (including, the use of cookies and the sending of direct marketing) is regulated by the UK Privacy and Electronic Communications Regulations (“PECR”). The UK ICO is responsible for enforcing PECR and has the power to take various types of enforcement action, including criminal prosecution and non-criminal enforcement (such as monetary penalties of up to £500 thousand issued against the organization or its directors).

Compliance with the UK GDPR and PECR may cause Accelerant to incur substantial operational and compliance costs and may otherwise impact business practices. Further, there is a risk that the compliance measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new measures. The UK ICO is competent to independently interpret, apply, and enforce the UK GDPR and PECR, and despite any compliance measures implemented, it is not excluded that Accelerant may be faced with significant administrative, monetary, and other sanctions, civil or criminal action, as well as reputational damage which may have a material adverse effect on the operations, financial condition, and prospects of the business.

UK Cybersecurity, AI and Digital Data Laws

Cybersecurity requirements are laid down in various UK laws, the key ones being (i) the UK GDPR (which requires controllers and processors when processing personal information to implement appropriate technical and organizational measures to ensure a level of security appropriate to the data protection risk) and (ii) the UK Network and Information Systems Regulation 2018 (“NIS Regulations”).

The UK GDPR does not provide for a specific set of cybersecurity requirements or measures to be implemented, but rather expects a controller/processor to take appropriate action in accordance with the then-current risk, the state of the art, the costs of implementation and the nature, scope, context and purposes of the processing. The UK GDPR however does explicitly require that controllers notify personal data breaches, within the meaning of the UK GDPR, without undue delay and in any event within 72 hours after becoming aware of it, to the UK ICO, unless the breach is unlikely to result in a risk to the rights and freedoms of individuals. In addition, controllers are required to notify the individuals concerned of any personal data breach without undue delay when the personal data breach is likely to result in a high risk to the rights and freedoms of individuals. Processors are required to notify the controller without undue delay after becoming aware of a personal data breach.

The NIS Regulations apply to “operators of essential services” (“OES”) and “relevant digital service providers” (“RDSP”) and it was announced in January 2022, that the NIS Regulations will be updated to also cover “managed service providers” (“MSP”) and potentially other digital service providers as well. The NIS Regulations require that appropriate and proportionate technical and organizational measures are implemented to manage the risk of network and information systems, and impose requirements related to incident handling and notification in relation to incidents with significant disruptive effect. The UK ICO is the competent authority to enforce the NIS Regulations and may issue fines of up to £17 million and take other action following non-compliance.

In addition, the UK is developing a number of new digital data, cybersecurity, and AI laws akin to the ones being developed in the EU (see “EU Privacy and Data Protection Laws” below). For instance, the UK Financial Services and Markets Act (“FSMA”) which contains a number of requirements similar in scope and impact to the EU DORA (as defined below) and the UK Online Safety Act (“OSA”) which is similar in scope and impact to the EU DSA (as defined below). In relation to AI, the UK has adopted a “soft law” approach to AI regulation meaning it has not adopted formal legislation to regulate AI but has adopted soft law guidelines in the form of a White Paper (although the UK government has confirmed it will introduce AI legislation in 2025). Accelerant is assessing the scope of application, impact, and risk of these proposed UK laws on Accelerant’s business and will continue to assess this moving forward.

EEA Privacy and Data Protection Laws

In the EEA, the EU GDPR is the key legislation to govern personal information processing activities and has the same scope of application as set out above for the UK GDPR. The EU GDPR has been implemented into EEA Member State law, which supplements the EU GDPR. Accelerant is subject to the applicable requirements of the EU GDPR and applicable EEA Member State implementing legislation where processing personal information in the context of the activities of Accelerant’s EEA establishments, and where processing personal information of individuals in the EEA by an Accelerant establishment outside the EEA where the processing is related to the provision of our services and products within the EEA, or the monitoring of EEA individuals’ behavior in the EEA.

The EU GDPR has applied since May 2018, and imposes a number of obligations on controllers and processors and provides for rights for data subjects including, among others:

•

accountability and transparency requirements, which require controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing of their personal data;

•	enhanced requirements for obtaining valid consent;

•	obligations to consider data protection as any new products or services are developed and to limit the amount of personal information processed;

•

obligations to comply with data protection rights of data subjects including a right of access to and rectification of personal information, obtain restriction of processing or to object to processing of personal information and a right to ask for a copy of personal information to be provided to a third-party in a useable format and erasing personal information in certain circumstances;

•	obligations to implement technical and organizational security measures to safeguard personal information; and

•	obligations to report certain personal data breaches to the relevant supervisory authority without undue delay (and no later than 72 hours where feasible).

In addition, the EU GDPR prohibits the international transfer of personal information from the EEA to a country outside the EEA that the European Commission does not recognize as having “adequate” data protection in place, unless a data transfer mechanism in accordance with the EU GDPR (such as SCCs) has been put in place, or unless a derogation can be relied upon under the EU GDPR.

In July 2023, the European Commission adopted its Final Implementing Decision granting the U.S. adequacy (the “Adequacy Decision”) for EU-U.S. transfers of personal data for entities self-certified to the EU-U.S. Data Privacy Framework (“DPF”). Entities relying on EU SCCs for transfers to the U.S. are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the U.S. laws assessment.

The EU GDPR provides for fines for serious breaches of up to the higher of 4% of annual worldwide turnover or €20 million. The EU GDPR identifies a list of factors to consider when determining the level of fines to impose (including the nature, gravity, and duration of the infringement). Data subjects also have a right to compensation for financial or non-financial losses (e.g., distress). EEA Member State data protection authorities are responsible for enforcing the EU GDPR.

In addition to the EU GDPR, data privacy related to electronic communications (including, the use of cookies and the sending of direct marketing) is regulated in the EU by the EU ePrivacy Directive, as implemented into EU Member State national legislation. National competent authorities are responsible for enforcing the ePrivacy Directive as implemented into national law. Enforcement action, including maximum fines and other penalties, are also provided for in EEA Member State law.

Compliance with the EU GDPR and ePrivacy Directive may cause Accelerant to incur substantial operational and compliance costs and may otherwise impact business practices. Further, there is a risk that the compliance measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new measures. The EEA Member State authorities are competent to independently interpret, apply, and enforce the EU GDPR and ePrivacy Directive, and despite any compliance measures implemented, it is not excluded that Accelerant may be faced with significant administrative, monetary, and other sanctions, civil or criminal action, as well as reputational damage which may have a material adverse effect on the operations, financial condition, and prospects of the business.

EEA Cybersecurity, AI and Digital Data Laws

Similar to the UK, EU cybersecurity requirements are at present mainly provided for in (i) the EU GDPR (which requires controllers and processors when processing personal information to implement appropriate technical and organizational measures to ensure a level of security appropriate to the data protection risk) and (ii) the EU Network and Information Systems Security 2 Directive (“NISD2”) as implemented into EU Member State legislation.

The EU GDPR does not provide for a specific set of cybersecurity requirements or measures to be implemented, but rather expects a controller/processor to take appropriate action in accordance with the then-current risk, the state of the art, the costs of implementation and the nature, scope, context and purposes of the processing. The EU GDPR however does explicitly require that controllers notify personal data breaches, as described above.

On January 17, 2023, the revised EU Network and Information Systems Security 2 Directive (“NISD2”) entered into force and takes full effect following implementation into national EU Member State law (for which the deadline was set at October 17, 2024). NISD2 imposes more stringent cybersecurity and incident reporting requirements on entities operating in so-called “essential” or “important” entities which include ICT managed service providers (“MSP”) and cloud service providers.

NISD2 empowers the EU Member States to define all rules regarding penalties applicable to infringements, provided that they are effective, proportionate, and dissuasive. Rather than establishing a maximum, NISD2 states that any maximum fine which national implementing legislation provides for should at least be set at €10 million or 2% of total worldwide turnover, whichever is higher, where essential entities are concerned. Other sanctions may include (i) a temporary suspension to provide services in the EU (by suspending relevant authorizations/ certifications), (ii) an order to make public certain elements of the infringement and/or inform customers, and (iii) injunctions to immediately cease infringing conduct. Importantly, NISD2 also provides that senior members of staff can be held personally liable, and they can be faced personally with administrative fines or be temporarily suspended from exercising managerial functions at the legal representative or chief executive officer level.

In addition, in the EEA a number of new laws related to AI, digital data, and cybersecurity have recently entered into force, are expected to enter into force in the foreseeable future, or have been proposed and are being considered.

The EU Digital Operational Resilience Act (“DORA”) took effect in January 2025. DORA applies to Accelerant Insurance Europe SA and Accelerant Agency Limited, both in relation to their EEA insurance activities as well as in relation to their service offering of information and communication technology (“ICT”)

services to other financial entities in the EEA such as insurance undertakings. DORA imposes regulatory obligations to reinforce the digital operational resilience of entities operating in the financial services industry, including the insurance industry, and to adequately manage and remediate the risk related to the engagement of ICT third-party service providers.

The obligations imposed by DORA on financial entities including insurance undertakings and certain insurance intermediaries include, among others, a governance and control framework to ensure effective and prudent management of ICT risk, measures to adequately protect ICT systems, to detect anomalous activities, and to ensure timely incident response and recovery, the establishment of an ICT incident management framework, and a framework to assess and address risk related to the engagement of ICT third-party service providers. DORA only imposes direct regulatory obligations on ICT third-party service providers that are considered “critical” within the meaning of DORA – which mainly relate to having in place measures to manage risk related to ICT security, such as to ensure data security and the physical security of premises, facilities and data centers, the implementation of ICT business continuity, incident response and recovery policies, and the prompt reporting of ICT incidents to financial entities. Non-critical ICT third-party service providers are only indirectly impacted by DORA, by virtue of the mandatory contractual terms that DORA requires financial entities to implement with ICT third-party service providers.

DORA does not provide for minimum or maximum monetary sanctions but empowers EEA Member State competent authorities to enforce DORA and determine the appropriate sanction – on the basis of the factors set out in DORA, including that the penalty must be, e.g., aligned with the gravity and duration of the infringement. Such a sanction could be of administrative or criminal nature, and DORA also provides that individual members of the management body can be held personally liable for any non-compliance with DORA.

On November 16, 2022, the EU Digital Services Act (“DSA”) entered into force and became fully applicable on February 17, 2024. The DSA applies, among others, to providers of intermediary services including online platform services. The DSA mainly imposes new content moderation obligations to online platform service providers in relation to the content that is generated, stored, and hosted by the platform’s users.

The DSA provides for administrative monetary fines of up to 6% of annual worldwide turnover and establishes a private right of action on the basis of infringements of the DSA. The DSA is enforced at the national EU Member State level.

The EU has developed a standalone law to govern the offering and use of AI systems in the EU (the “AI Act”) which entered into force in August 2024 and will gradually enter into application (and become enforceable) as set out below. The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, product manufacturers and users (“deployers”) of AI systems, in accordance with the level of risk involved with the AI system (“unacceptable”, “high”, “limited”, and “minimal” risk). Unacceptable-risk AI systems are banned from being offered and used in the EU, and high-risk AI systems are subject to a set of regulatory requirements under the AI Act including to establish quality and post-marketing monitoring and risk assessment systems, requirements related to the training of AI systems and training data, and requirements related to human oversight. Limited-risk AI systems are subject mainly to transparency requirements only and minimal-risk AI systems are not subject to obligations under the AI Act. In the AI Act’s text, general-purpose AI models have also been made subject to a number of specific requirements – mostly akin to the requirements that apply to high-risk AI systems under the AI Act.

The AI Act will become enforceable in a gradual manner - depending on the regulatory requirement in question, and ranging from six to 36 months following entry into force of the AI Act (i.e., between February 2, 2025 to August 2, 2027). Non-compliance with the AI Act may be subject to regulatory fines of up to the higher of €35 million or 7% of annual worldwide turnover. In parallel, in December 2024, the EU Product Liability Directive, which regulates non-contractual and non-fault based liability for defective products, including digital products and AI, entered into force.

Canada Privacy and Data Protection Laws

In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) governs privacy matters at the federal level. It applies to federally regulated organizations and to commercial activities in all Canadian provinces in which there is no controlling provincial privacy law. Alberta, British Columbia, and Quebec have enacted their own private sector privacy laws, which apply to the processing activities undertaken by organizations operating within their respective jurisdictions.

PIPEDA and its provincial counterparts share similarities with the GDPR, particularly but not only, in terms of accountability obligations. However, unlike the GDPR, Canadian privacy laws are primarily consent-based, which means that processing of personal information can only proceed on the basis of consent (which can be express or implied), unless a statutory exception (from having to obtain consent) applies. PIPEDA and its provincial counterparts impose a number of obligations on accountable organizations (similar to the concept of “controller” under the GDPR) and service providers (similar to the concept of “processor” under the GDPR). These laws also confer certain rights on data subjects (individuals) similar to those provided for under the GDPR, such as the right to access and right to request correction of their personal information, though the scope of such rights is more limited than under the GDPR.

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, (the “DPA”), based on internationally accepted principles of data privacy. The DPA establishes a data protection framework for the processing, storage and protection of personal data that shares several similarities with the UK and EU GDPR due to the Cayman Islands’ aim to align with global data protection standards and practices.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and Foreign Account Tax Compliance Act and Common Reporting Standard requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the U.S., the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common shares and our Class B common shares as of     , 2025, after giving effect to the re-designation of shares following the Accelerant Holdings LP Distribution by:

•

each person or entity who is known by us to beneficially own more than 5% of our outstanding Class A common shares or our Class B common shares (including any securities convertible or exchangeable within 60 days into Class A common shares or our Class B common shares, as applicable);

•	the Selling Shareholder in this offering;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to share options that are exercisable within 60 days of    , 2025. Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. Holders of our Class B common shares are entitled to convert their Class B common shares on a one-for-one basis for Class A common shares at any time at the option of the holder. Accordingly, for the purposes of this table, each holder of Class B common shares is deemed to be the beneficial owner of an equal number of Class A common shares (in addition to any other Class A common shares beneficially owned by such holder), which is reflected in the tables below under the columns “Number of Shares” and “Percent” for the Class A common shares. The number of Class A common shares outstanding after this offering includes    Class A common shares being offered for sale by us in this offering. The percentage of beneficial ownership prior to this offering is based on    Class A common shares and      Class B common shares outstanding as of    , 2025. The percentage of beneficial ownership after this offering assumes both no exercise and full exercise of the underwriters’ option to purchase up to an additional    Class A common shares from us. Unless otherwise indicated, the address for each listed shareholder is: c/o Accelerant Holdings, 1 Tollgate Business Park, Tollgate West, Colchester C03 8AB, United Kingdom. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of their Class A common shares and Class B common shares.

The following table does not reflect any Class A common shares that may be purchased pursuant to our directed share program described under “Underwriters – Directed Share Program.”

The voting rights of the principal holders of our Class A common shares do not differ from the voting rights of the other holders of shares of our Class A common shares.

Class A Common Shares Beneficially Owned After this Offering (1)(2)
	Class A Common Shares Beneficially Owned Before this Offering			Assuming No Exercise of the Option to Purchase Additional Class A Common Shares		Assuming Full Exercise of the Option to Purchase Additional Class A Common Shares
Name of Beneficial Owner	Number of Class A Common Shares	Percentage	Number of Class A Common Shares Being Offered	Number of Class A Common Shares	Percentage	Number of Class A Common Shares	Percentage
5% Shareholders:
ACP Accelerant Holdings LP
Eldridge Accelerant Funding, LLC
Directors and Named Executive Officers:
Jeff Radke
Christopher Lee-Smith
Frank O’Neill
Jay Green
Nancy Hasley
Matthew Sternberg
Todd Boehly
Samuel Gaynor
Wendy Harrington
Jun Liang
Paul Little
Karen Meriwether
Keoni Schwartz
Michael Searles
All executive officers and directors as a group ( persons)

Class B Common Shares Beneficially Owned After this Offering (1)
	Class B Common Shares Beneficially Owned before this Offering		Class B Common Shares Beneficially Owned After this Offering
	Number of Class B Common Shares	Percentage	Number of Class B Common Shares	Percentage
Name of Beneficial Owner
5% Shareholders
ACP Accelerant Holdings LP
Eldridge Accelerant Funding, LLC

*	Represents beneficial ownership of less than 1%.

(1)	Gives effect to the re-designation of shares following the Accelerant Holdings LP Distribution to take place immediately prior to the consummation of this offering.

(2)

Pursuant to our amended and restated memorandum and articles of association, each holder of our Class B common shares shall have the right to convert each of its shares of Class B common shares into one Class A common share, at any time, upon notice to us. Additionally, Class B common shares will automatically convert into Class A common shares, on a one-for-one basis, upon transfer to any non-permitted holder of Class B common shares; or upon the earlier of (i) the time Class B common shareholders cease to own 50% of the Class B common shares owned by such holders, in aggregate, immediately upon the closing of this offering or (ii) three years, after which time (in each case) there will be a single class of common shares with one vote per share. Other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to exceed the Voting Power Threshold, and any votes to which such holder would otherwise be entitled in excess thereof shall be disregarded.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2022 to which we were a party in which the amount involved exceeded or will exceed $120 thousand, and in which any of our executive officers, directors, or holders of more than 5% of any class of our voting securities, or an immediate family member thereof, had or will have a direct or indirect material interest.

Related-Party Transaction Policy

We have established a written related-party transaction policy that provides procedures for the review of transactions in excess of $120 thousand in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any executive officers, directors, or holders of more than 5% of any class of our voting securities, or an immediate family member thereof. Any such related-party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

Mission Underwriters

Mission Underwriters is our MGA incubator, with operating entities in the U.S., the UK and EU, and provides start-up financing, underwriting capacity, and turnkey operational support to entrepreneurial underwriters seeking to launch their own MGAs. Mission US and Mission Europe were funded principally by loans we advanced in the form of subordinated debt and other working capital arrangements. In 2021, we supported the launch of Mission Underwriters in the U.S. by providing $7.9 million in start-up financing and certain back-office support. In 2022, we supported the launch of Mission Underwriters in the EU by providing $7.8 million in start-up financing and certain back-office support.

On May 1, 2024, Option Holdings exercised its call option to acquire all of the equity interests of Mission US for an exercise price of $119 thousand. Subsequently, on May 1, 2024, Accelerant Holdings acquired such equity interests, by merger, and contributed them to Mission Worldwide Holdings. As consideration, Accelerant Holdings issued 6,938 common shares to Accelerant Holdings LP which was equal to the value of Mission US. Additionally, as an anti-dilutive measure, and in recognition of the fact that the holders of the Company’s Class A and Class B convertible preference shares at the time such investments were made had relied on the inclusion of Mission Underwriters within the Company’s results of operations, holders of the Company’s Class A and B convertible preference shares received an additional 875 Class A convertible preference shares and 525 Class B convertible preference shares in aggregate, respectively, in each case without further consideration being paid. The total value of the common shares issued to Option Holdings was $7.0 million. Concurrently with Accelerant Holdings’ acquisition of Mission US, Accelerant Holdings exercised its call option to acquire all of the equity of Mission Europe for €1.17 thousand, which together with Mission US became wholly-owned subsidiaries of Mission Worldwide Holdings, a subsidiary of Accelerant Holdings.

Accelerant Holdings LP Fund Transfers

In September 2021 and December 2021, respectively, Accelerant Holdings LP subscribed for interests in certain investment funds, as a consequence of which Accelerant Holdings LP held a limited partnership interest in each of those funds (the “Interests”). Effective June 2022, Accelerant Holdings LP transferred and assigned to Accelerant Holdings all of Accelerant Holdings LP’s rights and obligations with respect to the Interests as set out in those partnership and related ancillary agreements.

Reserv

The Company is an investor in certain funds invested in Reserv, a Delaware company operating as a TPA (“Reserv”). Jeff Radke, our CEO, serves as a director of Reserv. In addition, our Head of Claims invested in Reserv, purchasing a less than 0.1% interest in Reserv. Commencing in the fourth quarter 2022 Reserv was engaged by an Accelerant Member to provide TPA services to it.

Pursuant to a warrant dated June 23, 2022, we are entitled to purchase shares of Reserv at a purchase price of $0.66667 per share, equal to up to 10% of Reserv’s fully diluted capitalization (including the conversion of all of Reserv’s outstanding convertible securities, options and shares reserved under any stock option plan). The warrant is exercisable upon the earliest of (i) an initial public offering by Reserv, (ii) the acquisition of Reserv or (iii) June 23, 2027. The number of shares issuable is dependent on Reserv’s achievement of certain cumulative revenue target milestones in a series of three tranches.

Hadron

Hadron Specialty Insurance Company (“Hadron US”) is a U.S. based and Arkansas-domiciled E&S carrier in formation. Hadron UK Holdings Limited (“Hadron UK” and, together with Hadron US, “Hadron”) is a private company limited by shares and formed under the laws of England and Wales. Sponsored by Altamont Capital, Hadron is a fronting organization focused on connecting specialty underwriting and distribution with reinsurance capacity. We are Hadron’s first strategic partner. In connection with the establishment of Hadron in 2023, we advanced funds to Hadron of $577 thousand, which amount settled, by way of reimbursement, in the fourth quarter of 2023. Keoni Schwartz and Sam Gaynor, both members of our Board of Directors, serve on the board of directors of Hadron Holdings GP. For the three months ended March 31, 2025, Hadron insured $122.9 million of Risk Exchange premium.

Augment

Augment Risk Services, LLC (“Augment”), a Delaware limited liability company, is a Florida reinsurance intermediary broker sponsored by Altamont Capital, with a focus on designing and placing tailored risk capital and reinsurance solutions. The Company engages Augment to broker certain of its reinsurance coverage with third-party reinsurers on the Risk Exchange. Augment has received $4.1 million, $14.7 million and $0.8 million in brokerage commission from those third-party reinsurers for coverage placed during the three months ended March 31, 2025, and the years ended December 31, 2024 and 2023, respectively. Accelerant expects to continue to utilize Augment to broker subsequent third-party reinsurance placements in the future.

Tribute Specialty

In February 2023, Mission US agreed to invest up to $1.5 million as part of seed capital funding in Tribute Specialty Holdings, LLC, a Delaware limited liability company (“Tribute”). Under the terms of the transaction, Mission US owns 100% of the Class A Units of Tribute, which represents approximately 36% of the voting power; Protecdiv Tribute Holdings, LLC (“Protecdiv”) owns 100% of the Class B Units of Tribute, which represents approximately 45% of the voting power; and Tribute management will own 100% of the Class M Units of Tribute, which represents approximately 17% of the voting power. In early 2025, the Tribute board determined the likelihood of the venture achieving meaningful revenue was remote, and thus determined to wind down operations in the foreseeable future. On or about April 11, 2025, Mission US sold its interests in Tribute to Protecdiv for nominal consideration.

One of our directors, Paul Little, is a director and officer of Protecdiv’s ultimate parent company, Protecdiv, Inc., in which he is employed as Protecdiv, Inc.’s Chief Operating Officer and owns 5% of the equity of Protecdiv, Inc. Mr. Little serves as Secretary of Tribute and is a manager on the Board of Managers of Tribute.

Indica Limited

During the years ended December 31, 2022 and 2021, we made payments of $0.4 million and $2.3 million, respectively, to Indica Consulting Ltd. (“Indica Limited”), a services company wholly-owned and controlled by Jeff Radke, the CEO, for corporate services received. These corporate services involved overseeing all aspects of our business, including developing and executing our business strategy, managing our business operations and affairs, and implementing the directives of our Board of Directors. We did not incur any expenses or make any payments to Indica Limited in 2023, 2024 or during the three months ended March 31, 2025.

Accelerant Holdings LP

During the year ended December 31, 2022, we provided $3.3 million of short-term financing to Accelerant Holdings LP (there was no such short-term financing provided for the years ended December 31, 2024 and 2023). As of March 31, 2025, December 31, 2024 and 2023, the outstanding balance of the short-term financing to Accelerant Holdings LP was $7.3 million, $7.6 million and $7.1 million, respectively. The balance held is unsecured, interest free, has no fixed date of repayment and is repayable on demand.

We had accounts payable with Accelerant Holdings LP of $0.7 million and $0.9 million, primarily relating to legal costs, for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively (there was no accounts payable as of December 31, 2023).

Altamont Capital

During the three months ended March 31, 2025 and the years ended December 31, 2024, 2023 and 2022, the Company incurred expenses with Altamont Capital for legal, advisory and out of pocket expenses of $2.1 million, $0.2 million, $2.8 million and $3.7 million, respectively. The Company incurred such expenses with Altamont Capital for providing financial, managerial, and operational advice to the Company in connection with our day-to-day operations, including, but not limited to, the development and implementation of strategies for improving the operating, marketing and financial performance of the Company and our subsidiaries. Additionally, Altamont Capital advised on the negotiation and consummation of agreements necessary to provide the Company with financing which supported acquisition transactions involving the Company and our subsidiaries.

Preference Share Issuances

December 2024 Class C Convertible Preference Share Issuance

In December 2024, the Company issued an aggregate amount of 66,411 shares of Class C convertible preference shares for $125.2 million of gross proceeds (the “December 2024 Class C Convertible Preference Share Issuance”). The following table summarizes purchases of our Class C convertible preference shares in the December 2024 Class C Preference Share Issuance by our executive officers, directors and beneficial owners of more than 5% of any class of our voting securities and their affiliated entities. Other than as set forth below, none of our executive officers or directors or beneficial owners of more than 5% of any class of our voting securities purchased shares of our Class C convertible preference shares in the December 2024 Class C Convertible Preference Share Issuance. The Class C convertible preference shares are convertible to common shares subject to the occurrence of an initial public offering or other defined liquidation event. The Class C convertible preference shares also include a redemption feature, which may be exercised at the holders’ option, as well as contingently issuable detachable warrants to acquire additional common shares if the initial public offering or liquidation event does not occur within two years following the Class C convertible preference shares date of issuance (the “Class C Issuance Date”). If an initial public offering or liquidation event occurs within two years following the Class C Issuance Date, the warrants will not be issued. However, if an initial public offering or liquidation event does not occur by the second anniversary of the Class C Issuance Date, holders of such shares will receive 58,331 detachable warrants (42,902 warrants with an exercise price approximating 75% of the independently determined fair value of the Company as of the Class C Issuance Date (such reference valuation, the “Issuance Date Valuation”) plus 15,429 warrants with an exercise price approximating 150% of the Issuance Date Valuation. The Company negotiated the securities’ multi-year redemption, conversion and warrant features to address capital requirements associated with the Company’s high growth trends and the uncertainty of the timing and success of any initial public offering or liquidation event.

A determination of whether to redeem or convert the Class C convertible preference shares will be in the discretion of the individual investors and may depend on the highest economic value realizable to them at the date of the initial public offering or liquidation event. If holders elect to convert, they will receive a number of our Class A common shares and Class B common shares, as applicable, equivalent in value to the number of Class C Convertible Preference Shares subject to conversion. If holders elect to redeem, they will receive 1.4 times and 1.5 times, respectively, their initial investment within the first one and two years following the December 2024 Class C Convertible Preference Share Issuance. After the second year, the value of the redemption will change in accordance with the accreted liquidation preference rates as defined below.

The Class C convertible preference shares are subject to an accumulating annual accreted liquidation preference equal to the greater of 12.5% or SOFR plus 750 basis points (subject to adjustment over time and never to exceed 17.0%). The holders of the Class C convertible preference shares may withhold consent to an initial public offering or liquidation event if the value of the Class C convertible preference shares has not appreciated to equal the sum of the initial investment plus the aggregate accreted liquidation preference. In such circumstance, the Company may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

Name	Shares of Class C Convertible Preference Shares	Total Purchase Price
Barings and affiliated entities	37,129.70725	$70,000,000
Eldridge Accelerant Funding, LLC	11,934.54876	$22,500,000
ACP Accelerant Co-Invest, LLC	10,873.69998	$20,500,000
MW XO Digital Finance Fund HoldCo, LTD	2,652.12195	$5,000,000
Deer Park and affiliated entities	1,591.27317	$3,000,000
Chris Lee-Smith	742.59414	$1,400,000
Nancy Hasley	265.21219	$500,000
Frank O’Neill	265.21219	$500,000

December 2022 Class B Convertible Preference Share Issuance

In December 2022, the Company issued an aggregate amount of 148,803 shares of Class B convertible preference shares for $150.2 million of gross proceeds (the “December 2022 Class B Convertible Preference Share Issuance”). The following table summarizes purchases of our Class B convertible preference shares in the December 2022 Class B Preference Share Issuance by our executive officers, directors and beneficial owners of more than 5% of any class of our voting securities and their affiliated entities. Other than as set forth below, none of our executive officers or directors or beneficial owners of more than 5% of any class of our voting securities purchased shares of our Class B convertible preference shares in the December 2022 Class B Convertible Preference Share Issuance. The Class B convertible preference shares will convert into our Class A common shares and Class B common shares. The Class B convertible preference shares are subject to an accumulating annual accreted liquidation preference of 16%. The holders of the Class B convertible preference shares may withhold consent to an initial public offering or liquidation event if the value of the convertible preference shares have not appreciated to the sum of the initial investment and the aggregate accreted liquidation preference. In such circumstance, the Company may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

Name	Shares of Class B Convertible Preference Shares	Total Purchase Price
Barings and affiliated entities	49,530.35321	$50,000,000
ACP Accelerant Co-Invest, LLC	37,147.76490	$37,500,000
Deer Park and affiliated entities	29,718.2119	$30,000,000
ACP Accelerant Investment Holding Company II, Ltd.	22,500.57376	$22,713,924
MW XO Digital Finance Fund Holdco, LTD	9,906.07064	$10,000,000
Nancy Hasley	12.76175	$12,883

January 2022 Class A Convertible Preference Share Issuances

In January 2022, occurring in two closings, the Company issued an aggregate amount of 66,866 Class A convertible preference shares for $66.9 million of gross proceeds (the “January 2022 Class A Convertible Preference Share Issuances”). The following table summarizes purchases of our Class A convertible preference share in the January 2022 Class A Convertible Preference Share Issuances by our executive officers, directors and beneficial owners of more than 5% of any class of our voting securities and their affiliated entities. Other than as set forth below, none of our executive officers or directors or beneficial owners of more than 5% of any class of our voting securities purchased shares of our Class A convertible preference shares in the January 2022 Class A Convertible Preference Share Issuances. 2,500 of these Class A convertible preference shares consisted of 2,000 shares issued in settlement of an outstanding payable balance of $2.0 million and 500 shares purchased by way of a $0.5 million loan funded by the Company. The Class A convertible preference shares will convert into our Class A common shares and Class B common shares. The Class A convertible preference shares are subject to an accumulating annual accreted liquidation preference of 8%. The holders of the Class A convertible preference shares may withhold consent to an initial public offering or liquidation event if the value of the convertible preference shares have not appreciated to the sum of the initial investment and the aggregate accreted liquidation preference. In such circumstance, the Company may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

Name	Shares of Class A Convertible Preference Shares	Total Purchase Price
ACP Accelerant Co-Invest, LLC	27,500.0000	$27,500,000
Barings and affiliated entities	25,000.0000	$25,000,000
Nancy Hasley	190.0000	$190,000
Frank O’Neill	94.9886	$94,988
Wendy Harrington	75.0000	$75,000

Flywheel Re

Flywheel Re, an unconsolidated sidecar vehicle, was formed in 2022. In August 2022, entities affiliated with Barings LLC, along with other third-party investors, purchased an initial amount of preference shares from Flywheel Re and committed to purchase additional amounts of preference shares subject to certain conditions. The entities affiliated with Barings LLC purchased approximately 12,810,990 preference shares for a purchase price of $12.8 million in August 2022.

The Company supported the formation of Flywheel Re through activities limited to engaging lead counsel and investment bankers and marketing the vehicle to prospective investors. Subsequently, the Company entered into a quota share agreement, under which it cedes certain insured risks to Flywheel Re. The terms of the quota share agreement are consistent with our third-party coverage.

2WJ, LLC

In connection with our acquisition of a majority position of one of our Members, 2WJ, LLC (“ARU”) in May 2021, one of our subsidiaries entered into an amended and restated limited liability company agreement (the “Agreement”) with ARU, under which we granted ARU an option, exercisable upon the later to occur of (i) May 2025 (four years following the date of the Agreement) and (ii) a change of control of Accelerant Holdings LP, to sell the remaining interests of ARU to us. Upon the closing of this offering, the Company expects ARU to exercise its option. The value of the option is equal to ARU’s trailing twelve month EBITDA (as defined by GAAP) multiplied by 15.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of Class A common shares to be issued by us and offered by this prospectus for sale, at the initial public offering price to all of our employees, including certain former and expected future employees, who are not our partners.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with holders of our common shares, including Altamont Capital. The registration rights agreement will provide the holders with demand registration rights, including shelf registration rights, in respect of any of our Class A common shares beneficially owned by them, subject to certain conditions. In addition, in the event that we register additional Class A common shares for sale to the public following the completion of this offering, we will be required to give notice of such registration to each such member of the party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include Class A common shares beneficially owned by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of each shareholder and any person who is or might be deemed a control person, (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about who we expect to serve as our executive officers and our directors, including their ages as of the date of this prospectus. With respect to our directors, each biography includes information regarding the experience, qualifications, attributes, or skills that caused our Board of Directors to determine that such person should serve as a director of our company.

Name	Age	Position
Executive Officers
Jeff Radke(2)	56	Co-Founder, Chief Executive Officer and Director
Christopher Lee-Smith	57	Co-Founder, Head of Distribution and Director
Jay Green	47	Chief Financial Officer
Nancy Hasley(3)	71	Group General Counsel and Director
Frank O’Neill	52	Co-Founder, Chief Underwriting Officer
Matthew Sternberg	39	Chief Operating Officer, Risk Exchange

Directors
Todd Boehly*(1)(2)(3)	51	Director
Samuel Gaynor(2)(3)	39	Director
Wendy Harrington*(1)	59	Director
Jun Liang(2)	35	Director
Paul Little*(3)	65	Director
Karen Meriwether*(1)	72	Director
Keoni Schwartz(2)	45	Director
Michael Searles*(1)(2)(3)	39	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of our nominating and corporate governance committee.
*	Independent director for purposes of NYSE corporate governance listing requirements.

The following is a brief biography of each of our expected executive officers and our directors. We believe our Board of Directors should be comprised of a diverse group of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications and skills in the following areas are most important: accounting, finance, and capital structure; strategic planning and leadership of complex organizations; expertise and experience in the insurance and related industries; legal/regulatory and government affairs; personnel management; and board practices of other major corporations. We believe that all of our current Board members possess the professional and personal qualifications necessary for service on our Board of Directors, and have highlighted particularly noteworthy attributes for each Board member in the individual biographies below.

Jeff Radke has served as a director and our Co-Founder since October 2021, and will be formally appointed as our Chief Executive Officer prior to the consummation of this offering, a role in which he has served since October 2021. Additionally, Mr. Radke has served as the President of Accelerant US Holdings, LLC since July 2020, and as the President of Accelerant US Services Company Holdings, LLC, Accelerant US Services Company, LLC, and Accelerant US Distribution Holdings, LLC since September 2020 and has been an employee of Mission Underwriting Services, LLC since April 2021. From July 2019 to December 2021, he was involved with Accelerant Services (Malta) Limited and from May 2022 to November 2022, worked at Accelerant Re Cayman. Prior to founding our Company, Mr. Radke served as the Head of Strategic Initiatives at Indica Limited and Argo Group from August 2016 to March 2018. Additionally, he has served as a director of Indica Limited since January 2006. We believe Mr. Radke is qualified to serve on our Board of Directors due to his experience in the insurance industry.

Christopher Lee-Smith has served as a director and our Co-Founder since October 2021, and will be appointed as our Global Head of Distribution prior to the consummation of this offering. Mr. Lee-Smith held the role of Group Head of Distribution at our parent entity from 2018 to 2021. Before Accelerant, Mr. Lee-Smith served as the Global Head of Alternative Distribution of Argo Group from 2017 to July 2018. We believe Mr. Lee-Smith is qualified to serve on our Board of Directors due to his experience in the insurance industry.

Nancy Hasley serves as our Group General Counsel, a role she assumed for the Accelerant group of companies in October 2019, and as a member of the Board of Directors since October 2021. Prior to joining our Company, Ms. Hasley practiced law in London at Keystone Law (2018/2019) and prior thereto was a Partner at Sidley Austin LLP from 2002 to 2018, first in the New York office and subsequently in the London office of the firm where she advised on transactions, including mergers and acquisitions and capital raising, in the insurance and reinsurance industries. We believe Ms. Hasley is qualified to serve on our Board of Directors due to her extensive legal experience in the insurance industry.

Jay Green serves as our Chief Financial Officer, a role he assumed for the Accelerant group of companies in November 2022. Prior to joining our Company, Mr. Green worked as a Managing Director at Goldman Sachs & Co. LLC in structured finance investment banking from June 2020 to October 2022, and from April 2015 to September 2018. Additionally, Mr. Green worked as Managing Director at Guy Carpenter & Company in insurance-linked securities from October 2018 to May 2020.

Frank O’Neill has served as a director of AIUK and our Co-Founder since September 2021 and will be appointed as our Chief Underwriting Officer prior to the consummation of this offering, a role in which he has served since September 2018. Prior to joining our Company, Mr. O’Neill served as the Chief Executive Officer of Swiss RE UK & Ireland from February 2016 to August 2018. We believe Mr. O’Neill is qualified to serve on our Board of Directors due to his experience in the reinsurance industry.

Matthew Sternberg will be appointed as our Chief Operating Officer, Risk Exchange, prior to the consummation of this offering, a role in which he has served since April 2023. Prior to joining our Company, Mr. Sternberg worked at Boston Consulting Group from September 2012 to April 2023, where he was a Managing Director and Partner and co-led the firm’s North American insurance practice.

Todd Boehly has served as a director since January 2022. Mr. Boehly currently serves as Chairman and Chief Executive Officer of Eldridge Industries, LLC, a company he co-founded in December 2015. Additionally. Mr. Boehly has served as a director of Vivid Seats, Inc., Kennedy-Wilson Holdings, Inc., and Horizon Acquisition Corp. II since May 2021, January 2020, and August 2020, respectively, and served on the board of Horizon Acquisition Corp. III from April 2021 to September 2022. We believe Mr. Boehly is qualified to serve on our Board of Directors due to his experience operating and investing in a variety of market sectors, including the insurance industry, and his status as an audit committee financial expert.

Samuel Gaynor has served as a director since October 2021 and as a member of our Compensation Committee since May 2023. Mr. Gaynor currently serves as Managing Director of Altamont Capital, where he has worked since January 2011. In addition, Mr. Gaynor currently serves as a director for a number of companies, including the following companies in the insurance sector: ACP Insurance Finance, Inc., Fleming Holdings, LLC and Hadron Holdings GP. We believe Mr. Gaynor is qualified to serve on our Board of Directors due to his experience on the boards of reinsurance and capital solutions providers and his experience in the private equity industry.

Wendy Harrington has served as a director since October 2021. Ms. Harrington was most recently the Chief Marketing Officer of CoreViva, Inc., a position she held from March 2025 to April 2025. Prior to joining CoreViva, Ms. Harrington was an Executive Vice President at the Teachers Insurance and Annuity Association of America from June 2019 through December 2023 where she held the positions of Chief Information Officer, Chief Data and AI Officer, and Head of Nuveen Labs and served as a director for TIAA Kaspick, LLC, and

TIAA Trust, N.A. Previously, Ms. Harrington served in a variety of leadership roles including Chief Marketing Officer for Franklin Templeton Investments, Chief Operating Officer for Fiduciary Trust, and Associate Principal for McKinsey & Company as well as a director for several private companies. We believe Ms. Harrington is qualified to serve on our Board of Directors due to her experience developing data, analytics and AI practices within the insurance industry and general marketing experience.

Jun Liang has served as a director since August 2022. Mr. Liang currently serves as a Principal at Altamont Capital, a position he has held since September 2021. Prior to joining Altamont Capital, Mr. Liang served as a Vice President at Century Equity Partners from June 2014 to August 2021. Additionally, Mr. Liang currently serves as a director for Horizon Investments LLC, ACP Insurance Finance, Inc., ACP Agency Holdco, Inc. and Fleming Holdings LLC. We believe Mr. Liang is qualified to serve on our Board of Directors due to his experience in the private equity industry and his status as an audit committee financial expert.

Paul Little has served as a director since August 2022. Mr. Little is currently the Chief Operating Officer and serves as a director at Protecdiv, Inc., positions he has held since January 2019. Prior to joining Protecdiv, Inc., Mr. Little was the Founder and President of Maxfield Holdings Inc., a consulting firm specializing in risk management, from January 2016 through December 2018. We believe Mr. Little is qualified to serve on our Board of Directors due to his experience in the insurance and reinsurance brokerage industries, advising on risk management practices and his status as an audit committee financial expert.

Keoni Schwartz has served as a director since October 2021 and as a member of our Compensation Committee since May 2023. Mr. Schwartz currently serves as Co-Founder and Managing Director of Altamont Capital, where he has worked since helping to launch the firm in May 2010. In addition, Mr. Schwartz currently serves as a director for a number of companies, including the following companies in the insurance sector: ACP Insurance Finance, Inc., Kuvare, Fleming Holdings, LLC and Hadron Holdings GP. We believe Mr. Schwartz is qualified to serve on our Board of Directors due to his experience on the boards of other insurance portfolio companies and his experience in the private equity industry.

Michael Searles has served as a director and as a member of our Audit and Compensation Committees since June 2023. Mr. Searles currently serves as a Managing Director of Barings LLC, a role he has held since April 2018. Prior to joining Barings, Mr. Searles served as Principal of Octagon Credit Investors LLC, an asset management firm. We believe Mr. Searles is qualified to serve on our Board of Directors due to his experience in the asset management industry and status as an audit committee financial expert.

Karen Meriwether has served as a director since January 2025 and was previously the non-director Chair of our Audit Committee since May 2023. Previously, Ms. Meriwether served as Executive Vice President and Chief Financial Officer at Southwest Business Corporation (“SWBC”), a role she had from March 2017 through September 2022. During this time, Ms. Meriwether also served on the audit committees of SWBC and SWBC Life Insurance Company. We believe Ms. Meriwether is qualified to serve on our Board of Directors due to her experience in the financial services and insurance industries and her status as an audit committee financial expert.

Classified Board of Directors

Our amended and restated memorandum and articles of association will provide for our Board of Directors to be divided into three classes with members of each class serving staggered three-year terms.

Only one class of directors will be elected at each annual general meeting of shareholders, with directors in other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	our Class I directors are Jeff Radke, Keoni Schwartz and Karen Meriwether, and their terms will expire at our annual general meeting in 2026;

•	our Class II directors are Jun Liang, Wendy Harrington, Todd Boehly and Nancy Hasley, and their terms will expire at our annual general meeting in 2027; and

•	our Class III directors are Samuel Gaynor, Paul Little, Christopher Lee-Smith and Michael Searles, and their terms will expire at our annual general meeting in 2028

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The classification of our Board of Directors may have the effect of delaying or preventing changes of control of our company.

Controlled Company Status

Upon the completion of this offering, Altamont Capital will own     of our Class B common shares, representing % of the combined voting power of our common shares outstanding after this offering (or approximately % of the combined voting power of our common shares if the underwriters’ option to purchase additional shares is exercised in full). Accordingly, we will be a “controlled company” for purposes of the NYSE listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our Board of Directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our Board of Directors. Additionally, other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to exceed the Voting Power Threshold, and any votes to which such holder would otherwise be entitled in excess thereof shall be disregarded.

Corporate Governance Guidelines

Our Board of Directors is responsible for overseeing the management of Accelerant Holdings. Prior to the closing of this offering, our Board of Directors will adopt the Corporate Governance Guidelines which will set forth our governance principles relating to, among other things:

•	director independence;

•	director qualifications and responsibilities;

•	board structure and meetings;

•	management succession; and

•	the performance evaluation of our Board of Directors and Chief Executive Officer.

Our Corporate Governance Guidelines will be available in the Investor Relations section of our website at www.accelerant.ai. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Committees of our Board

Audit Committee

We have established an audit committee of the Board of Directors. The audit committee’s duties include, but are not limited to, assisting the Board of Directors with its oversight and monitoring responsibilities regarding:

•	the integrity of the company’s consolidated financial statements and financial and accounting processes;

•	compliance with the audit, accounting and internal controls requirements by the company and its subsidiaries;

•	the independent auditor’s qualifications, independence and performance;

•

the performance of the internal accounting and financial controls of the company and its subsidiaries (including monitoring and reporting by subsidiaries) and the function of the internal audit departments of the company and its subsidiaries;

•	the Company’s legal and regulatory compliance and ethical standards; and

•

procedures to receive, retain and treat complaints regarding accounts; internal accounting controls or auditing matters and to receive confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Members of our audit committee also review the company’s financial disclosure and public filings.

Our audit committee will be comprised of Wendy Harrington, Karen Meriwether, Todd Boehly and Michael Searles. Karen Meriwether will be the chair of the audit committee. We believe all audit committee members will each qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the NYSE with respect to audit committee membership.

We also believe that Karen Meriwether will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our Board of Directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.accelerant.ai. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Compensation Committee

We have established a compensation committee of the Board of Directors. In connection with this offering, our Board of Directors will adopt a compensation committee charter which provides that the purposes of the compensation committee are to:

•	review and approve annually corporate goals and objectives, including financial and other performance targets, relevant to chief executive officer and executive officer compensation;

•

review and approve annually corporate goals and objectives, including financial and other performance targets, relevant to compensation paid to the other executive officers and key employees of the company and its subsidiaries;

•

review, approve and, when necessary, make recommendations to the Board of Directors regarding the company’s compensation plans, including with respect to incentive compensation plans and share-based plans, policies and programs;

•

review and administer the company’s share incentive plans and any other share-based plan and any incentive-based plan of the company and its subsidiaries, including approving grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under any such plans to executive officers;

•	review and approve, for the chief executive officer, when and if appropriate, employment agreements, severance agreements, consulting agreements and change in control or termination agreements;

•	prepare the compensation committee report required to be included in an annual report or proxy statement, as required by applicable SEC and NYSE rules;

•	review periodically the company’s compensation plans, policies and programs to assess whether such policies encourage excessive or inappropriate risk-taking or earnings manipulation;

•

once the Company is no longer an emerging growth company, review the results of any advisory stockholder votes on executive compensation and consider whether to recommend adjustments to the company’s executive compensation policies and practices as a result of such vote; and

•	monitor compliance with share ownership guidelines for the chief executive officer and other executive officers of the Company.

Our compensation committee will be comprised of Sam Gaynor, Keoni Schwartz, Jeff Radke, Todd Boehly, Michael Searles and Jun Liang. Sam Gaynor will be the chair of the compensation committee.

Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.accelerant.ai. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Nominating and Corporate Governance Committee

In connection with this offering, our Board of Directors will adopt a nominating and corporate governance committee charter which provides that the purposes of the nominating and corporate governance committee are to:

•	identify, evaluate and recommend individuals qualified to become members of our Board of Directors;

•

select, or recommend that our Board of Directors select, the director nominees to stand for election at each annual general meeting of shareholders of the company or any subsidiary or to fill vacancies on our Board of Directors;

•	develop and recommend to our Board of Directors a set of corporate governance guidelines applicable to the company and its subsidiaries; and

•	oversee the annual performance evaluation of our Board of Directors and its committees and management.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our Board of Directors. The nominating and corporate governance committee also reviews and evaluates all shareholder director nominees.

Our nominating and corporate governance committee will be comprised of Sam Gaynor, Paul Little, Todd Boehly, Nancy Hasley and Michael Searles. Paul Little will be the chair of the nominating and corporate governance committee.

Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.accelerant.ai. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Director Independence

To qualify as “independent” under NYSE listing standards and the rules and regulations of the SEC, a director must meet objective criteria set forth in NYSE listing standards, and the Board of Directors must affirmatively determine that the director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) that would interfere with his or her exercise of independent judgment in carrying out his or her responsibilities as a director. The NYSE independence criteria include that the director must not be our employee and must not have engaged in various types of business dealings with us.

The Board of Directors will review all direct and indirect business relationships between each director (including his or her immediate family) and us, as well as each director’s relationships with charitable organizations, to assess director independence as defined in the listing standards of the NYSE. The Board of Directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that the Board of Directors will determine that each of Todd Boehly, Michael Searles, Wendy Harrington, Paul Little and Karen Meriwether are independent under the rules of the SEC and the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee who presently serve, or in the past year have served, on the compensation committee has interlocking relationships as defined by the SEC or had any relationships with us which would require disclosure under the SEC rules relating to certain relationships and related-party transactions.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be available on our principal corporate website at www.accelerant.ai. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

2024 Director Compensation

The table below sets forth the compensation that was awarded to, earned by, or paid to our non-employee directors for services to us during the fiscal year ended December 31, 2024. Mr. Radke is not separately compensated for his service on our Board of Directors and his compensation as our Chief Executive Officer for 2024 is included in the “2024 Summary Compensation Table” below.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Todd Boehly(4)	—	—	—
Samuel Gaynor(5)	—	—	—
Wendy Harrington	100,000	—	100,000
Jun Liang(5)	—	—	—
Paul Little	100,000	—	100,000
Karen Meriwether	118,000	—	118,000
Keoni Schwartz(5)	—	—	—
Michael Searles(6)	—	—	—

(1)	Nancy Hasley, who also serves as our Group General Counsel, is not included in this table because she does not receive additional compensation for her service on our Board of Directors.
(2)	The amounts reported in this column reflect cash fees earned during the reporting year.
(3)

None of our non-employee directors received a grant of profits interests or other incentive equity award in 2024, and none of our non-employee directors, other than Ms. Harrington, held outstanding profits interests or other equity awards as of December 31, 2024. As of December 31, 2024, Ms. Harrington held 10,882,806 outstanding profits interest units.

(4)	Mr. Boehly, who is employed by Eldridge, does not receive separate compensation for his services as a director.
(5)	None of Messrs. Gaynor, Liang or Schwartz, each of whom is employed by Altamont Capital, receives separate compensation for his services as a director.
(6)	Mr. Searles, who is employed by Barings, does not receive separate compensation for his services as a director.

During 2024, our non-employee and non-affiliated directors received cash compensation for their service on our Board of Directors pursuant to engagement agreements we entered into with such directors as further described below. During 2024, none of our non-employee directors received a grant of profits interests or other incentive equity awards.

Board Engagement Agreements

Wendy Harrington

The Company entered into a board engagement agreement with Wendy Harrington in July 2021 (the “Harrington Engagement Agreement”). The Harrington Engagement Agreement sets forth the terms and conditions of Ms. Harrington’s appointment as a member of the Board of Directors. The Harrington Engagement Agreement provides Ms. Harrington with an aggregate cash fee of $100 thousand per year for her service on the Board of Directors, including service on various committees of the Board of Directors. In addition, pursuant to the Harrington Engagement Agreement, Ms. Harrington received profits interests in May 2022 worth 1.5% of each of the then-authorized Class C-1 and C-3 profits interests pools in Accelerant Holdings LP, with 20% of the units vested on the date of grant, 20% of the units vesting on the first anniversary of the date of grant, and, following the first anniversary of the date of grant, five percent of the units vesting in quarterly increments thereafter, subject to Ms. Harrington’s continued service through the applicable vesting date. The profits interests fully vest upon a change of control. This offering will not constitute a change of control under the terms of the profits interests.

Paul Little

The Company entered into a board engagement agreement with Paul Little in August 2022 (the “Little Engagement Agreement”). The Little Engagement Agreement sets forth the terms and conditions of Mr. Little’s appointment as a member of the Board of Directors and as a member of the board of directors of Accelerant Holdings GP (the “GP Board” and, together with the Board of Directors, the “Boards”). The Little Engagement Agreement provides Mr. Little with an aggregate cash fee of $100 thousand per year for his service on the Boards, including service on various committees of the Boards.

Karen Meriwether

The Company entered into a board engagement agreement with Karen Meriwether in May 2023 (the “Meriwether Engagement Agreement”). The Meriwether Engagement Agreement sets forth the terms and conditions of Ms. Meriwether’s appointment as chair of the Board of Director’s audit committee. The Meriwether Engagement Agreement provides Ms. Meriwether with an aggregate cash fee of $118 thousand per year for her service as chair of the audit committee of the Board of Directors.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a non-employee director compensation policy designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. The material terms of the non-employee director compensation policy will be described in a subsequent filing. The compensation committee has engaged Frederic W. Cook & Co., Inc., an independent compensation consultant, to assist it in its evaluation of our director compensation program.

EXECUTIVE COMPENSATION

The following is a discussion of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” (as defined in the JOBS Act), we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Prior to May 2023, compensation decisions for our executive officers were made by our Board of Directors, which has historically been constituted by a majority of representatives of our equity sponsor, Altamont Capital. In setting the compensation of the executive officers other than the Company’s Chief Executive Officer, our Board of Directors considered the input of the Chief Executive Officer with respect to each executive officer. Beginning in May 2023, compensation decisions have been made by the compensation committee of our Board of Directors. Following this offering, we expect that compensation decisions for our executive officers will continue to be made by the compensation committee and that our executive compensation program will evolve to reflect our status as a public company and market practices. The compensation committee has engaged Frederic W. Cook & Co., Inc., an independent compensation consultant, to assist it in its evaluation of our executive compensation program.

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. New hire executive officers’ compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2024, the material elements of our executive compensation program were base salary and annual cash bonus. In addition, our executive officers held legacy profits interests in Accelerant Holdings LP.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers serving as of December 31, 2024. We refer to these individuals as our “named executive officers.” For 2024, our named executive officers were:

•	Jeff Radke, Co-Founder and Chief Executive Officer;

•	Christopher Lee-Smith, Co-Founder and Head of Distribution; and

•	Frank O’Neill, Co-Founder and Chief Underwriting Officer.

Compensation of Named Executive Officers

Base Salary. Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. Following this offering, it is intended that the relative levels of base salary for our named executive officers will reflect each executive officer’s scope of responsibility and accountability with us. Historically, including for the year ended December 31, 2024, compensation was established in the context of our status as a “start-up” company. Please see the “Salary” column in the 2024 Summary Compensation Table for the base salary amounts earned by each named executive officer in 2024.

As of December 31, 2024, the base salaries for Messrs. Radke, Lee-Smith and O’Neill were $1,102,534, £497,820 (or $625,642), and £497,776 (or $626,431), respectively, increased from 2023 base salaries of $1,070,130, £480,000 (or $609,406), and £480,000 (or $609,672), respectively. The amounts reported for Messrs. Lee-Smith and O’Neill have been converted using the spot rate of exchange at the time of payment.

Annual Cash Bonus. Our named executive officers are eligible to receive annual incentive compensation based on a qualitative assessment of corporate performance. Each named executive officer has a target annual incentive opportunity. For 2024, the target annual incentive opportunities for our named executive officers were $556,468 for Mr. Radke, £599,040 (or $762,806) for Mr. Lee-Smith and £249,000 (or $317,836) for Mr. O’Neill. The amounts of any annual incentives earned are determined after the end of the year, based on a qualitative assessment of performance against the corporate plan. For 2024, the annual bonus program did not include pre-established performance goals and was instead based on a qualitative assessment of the Company’s performance. For 2024, our Board of Directors approved payouts under our annual cash bonus program ranging from 81% to 181% of our named executive officers’ base salaries. Please see the “Bonus” column in the 2024 Summary Compensation Table for the amount of annual bonuses earned by each named executive officer in respect of 2024.

Profits Interests. We believe that members of senior management should hold a personally significant interest in the equity of the Company to align their interests with the interests of our stakeholders. As described below, we implemented this management investment philosophy by establishing a “profits-interest program.” “Profits-interest programs” are common practice in portfolio companies of private equity firms and, in the case of profits interests granted to Company employees, including our named executive officers, allow participants to share in increases in the equity value of the Company. Profits interests were granted with a pre-defined “participation threshold” based on the value assigned to a limited partnership interest (“LP Interests”) in Accelerant Holdings LP, the parent entity of the Company, at the time of the profits interest grant. The profits interests only share in equity appreciation above the participation threshold. This places the profits interests in a secondary position to the LP Interests in that in any event in which the equity is valued and distributed, holders of the profits interests receive a distribution only if an amount at least equal to the participation threshold has first been allocated to the LP Interests. The LP Interests and profits interests share equally in valuation amounts, if any, above the participation threshold.

Our named executive officers currently hold time-based profits interests in Accelerant Holdings LP. Each of Messrs. Radke, Lee-Smith, and O’Neill received one or more loans, each in the form of a promissory note, from Accelerant Holdings LP, which was used to cover the subscription price for such profits interests. During 2024, the loans accrued at an interest rate of 2.25%, determined on an arm’s length basis. As of December 31, 2024, Messrs. Radke, Lee-Smith, and O’Neill had outstanding aggregate principal loan amounts of €    and $   . The loans will be repaid in full by each of the named executive officers by mid-June 2025.

Immediately prior to the consummation of this offering, following the re-designation of existing common shares following the Accelerant Holdings LP Distribution, holders of the profits interests will receive Class A common shares of the Company, with the number of shares received intended to preserve the economic value of the profits interests prior to the consummation of the offering. Any Class A common shares issued in exchange for unvested profits interests will be issued as restricted Class A common shares, subject to the same vesting conditions as the exchanged profits interests. During 2024, none of our named executive officers received additional grants of profits interests. Please see the “Outstanding Equity Awards at 2024 Fiscal Year-End” for a summary of the unvested profits interests held by each of our named executive officers as of December 31, 2024.

2024 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the years ended December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Jeff Radke, Co-Founder and Chief Executive Officer	2024 2023	1,102,534 1,070,130	2,000,000 1,070,130	— 25,365	3,102,534 2,165,625
Christopher Lee-Smith, Head of Distribution(3)	2024 2023	632,231 596,884	762,806 733,329	360 26,021	1,395,397 1,356,234
Frank O’Neill, Chief Underwriting Officer(3)	2024 2023	632,175 596,388	511,396 305,554	— 8,177	1,143,571 910,119

(1)	Amounts in this column represent annual cash incentives paid based on a qualitative assessment of performance against the 2024 corporate plan. These bonuses are paid in 2025 based on 2024 performance.

(2)	The amount in this column represents a statutory bonus required under Malta law with respect to Mr. Lee-Smith for 2024.

(3)

Compensation amounts for Mr. Lee-Smith and Mr. O’Neill were paid in British pounds and have been converted to U.S. Dollars. Amounts reported in the “Salary” column have been converted using a 12-month average rate of exchange. Amounts reported in the “Bonus” and “All Other Compensation” columns have been converted using the spot rate of exchange at the time of payment.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2024, consisting of Class A3, C1 and C3 awards held by Mr. Radke and Class C1 and C3 awards held by each of Mr. Lee-Smith and Mr. O’Neill. None of the named executive officers held any equity awards other than profits interests as of that date.

Name	Vesting Commencement Date	Number of Units That Have Not Vested (#)(1)	Market Value of Units That Have Not Vested ($)(2)
Jeff Radke	September 3, 2021	200
	March 18, 2021	66,666
Christopher Lee-Smith	March 18, 2021	32,000
Frank O’Neill	March 18, 2021	10,666

(1)

The profits interests are 20% vested on the date of grant and vested as to 20% on the first anniversary of the vesting commencement date. Following the first anniversary of the vesting commencement date, the profits interests vest in quarterly increments of five percent with a total of 20% vesting annually thereafter, subject to the holder’s continued employment through the applicable vesting date. All profits interests fully vest upon a change of control. This offering will not constitute a change of control under the terms of the profits interests.

(2)

Because the Company’s equity was not publicly traded as of December 31, 2024, there was no ascertainable public market value for the profits interests as of such date. The values reported in this table are based on an estimate of fair market value, using the mid-point of the offering range set forth on the cover page of this prospectus.

Employment Agreements, Severance and Change in Control Agreements

We previously entered into employment agreements with each of Messrs. Radke, Lee-Smith, and O’Neill. These agreements set forth the initial terms and conditions of each executive’s employment with us, including his base salary and target annual bonus opportunity and eligibility for standard employee benefit plan participation. In connection with this offering, we entered into an amended and restated employment agreement with Mr. Radke, and expect to enter into an amended and restated employment agreement with each of Mr. Lee-Smith and Mr. O’Neill, that set forth the terms of such executive’s employment following this offering, including his base salary and annual bonus target levels.

Jeff Radke

The Company entered into an employment agreement with Mr. Radke, the Company’s Co-Founder and Chief Executive Officer, in April 2022 (the “Radke Employment Agreement”). The terms of the Radke Employment Agreement provided for the employment of Mr. Radke as Chief Executive Officer at a base salary of $1,070,130 per year, which was subsequently increased to $1,102,534 for 2024, subject to annual increases to remain consistent with the compensation of similarly situated chief executive officers at the discretion of our Board of Directors. In addition, pursuant to the Radke Employment Agreement, Mr. Radke was entitled to participate in the Company’s discretionary annual bonus arrangement with a target annual bonus opportunity of 50% of his base salary. The Radke Employment Agreement also included non-competition, non-solicitation and confidentiality provisions. The Radke Employment Agreement could have been terminated upon 12 months’ written notice from either the Company or Mr. Radke, with the Company having the election to pay Mr. Radke a cash payment in lieu of such notice or to place Mr. Radke on garden leave.

In connection with this offering, as of January 1, 2025, we entered into an amended and restated employment agreement with Mr. Radke that sets forth the terms of his employment following this offering, including his base compensation and annual bonus target level (the “Restated Radke Employment Agreement”). The terms of the Restated Radke Employment Agreement provide that Mr. Radke will be employed as the Chief Executive Officer of the Company and as a Manager of the Risk Exchange, his primary employer, and will receive combined base compensation of $1,146,323 per year, subject to annual increases based upon review by our compensation committee. Such base compensation will be payable in the form of a base salary of $175,000 from the Company and, in consideration of his performance of services with respect to the Risk Exchange, a base salary of $175,000 from the Risk Exchange and dividends of $796,323 on 5 Series A Preferred Units of the Risk Exchange, which were granted to Mr. Radke in January 2025 in connection with his entering into the Restated Radke Employment Agreement. In addition, pursuant to the Restated Radke Employment Agreement, Mr. Radke is entitled to participate in the Company’s and the Risk Exchange’s discretionary annual bonus arrangements with a target annual bonus opportunity of 100% of his combined base compensation. Any such bonus will be paid, to the maximum extent possible, by the Risk Exchange in the form of dividends on Mr. Radke’s Series A Preferred Units.

Under the terms of the Restated Radke Employment Agreement, in the event Mr. Radke is terminated by us without “cause” or he terminates his employment for “good reason” (a) prior to the period beginning on the earliest of six months prior to (x) a “change in control,” (y) the date on which the Company enters into an agreement that will result in a “change in control,” and (z) the date on which the Company is required to seek insurance regulatory approval of a transaction that will result in a “change in control,” or (b) more than two years following a “change in control” (each as defined in the Restated Radke Employment Agreement), Mr. Radke would become entitled to receive: (i) an amount equal to two times Mr. Radke’s then-current base compensation paid over 12 months; (ii) an annual bonus for the year of termination based on actual performance, provided, that if Mr. Radke’s termination occurs less than six months into our fiscal year, such annual bonus will be pro-rated; and (iii) up to 18 months of reimbursement for COBRA premiums (less the active-employee rate) (the “COBRA Continuation Period”). In the event Mr. Radke is terminated by us without “cause” or by the executive for “good reason” within the period (a) beginning on the earliest of six months prior to (x) a “change in control,” (y) the date on which the Company enters into an agreement that will result in a “change in control,” and (z) the date on which the Company is required to seek insurance regulatory approval of a transaction that will result in a “change in control,” and (B) ending on the two-year anniversary following a “change in control,” Mr. Radke would become entitled to receive: (i) an amount equal to the sum of (A) three times Mr. Radke’s then-current base compensation and (B) his target annual bonus for the year of termination paid over 12 months; and (ii) monthly reimbursement for COBRA premiums (less the active-employee rate) through the COBRA Continuation Period. In connection with Mr. Radke’s entry into the Restated Radke Employment Agreement, Mr. Radke entered into a Restrictive Covenant Agreement which subjects Mr. Radke to certain non-competition, non-solicitation and confidentiality provisions.

Christopher Lee-Smith

The Company entered into an employment agreement with Mr. Lee-Smith, the Company’s Co-Founder and Head of Distribution, in April 2020 (the “Lee-Smith Employment Agreement”). The Lee-Smith Employment Agreement provides Mr. Lee-Smith with a total salaried amount of £350,000 per year, which was subsequently increased to £497,820 for 2024 and £777,434 for 2025, subject to annual review by Accelerant Holding GP’s board of directors. Such amount is inclusive of allowances for the following expatriate benefits relating to his assignment in Malta: (A) relocation expenses; (B) housing expenses; (C) travel expenses for Mr. Lee-Smith and his immediate family; (D) a company car; (E) a monthly stipend; (F) medical expenses and medical insurance; and (G) an education allowance for Mr. Lee-Smith’s children. The Lee-Smith Employment Agreement also includes non-competition, non-solicitation and confidentiality provisions. The Lee-Smith Employment Agreement may be terminated upon 12 months’ written notice from either the Company or Mr. Lee-Smith, with the Company having the election to pay Mr. Lee-Smith a cash payment in lieu of such notice or to place Mr. Lee-Smith on garden leave.

Frank O’Neill

The Company entered into an employment agreement with Mr. O’Neill, the Company’s Co-Founder and Chief Underwriting Officer, in April 2022 (the “O’Neill Employment Agreement”). The terms of the O’Neill Employment Agreement provides for the employment of Mr. O’Neill as Chief Underwriting Officer at a total salaried amount of £480,000, which was subsequently increased to £497,776 for 2024 and £777,434 for 2025, subject to annual review by Accelerant Holding GP’s board of directors. Such amount is inclusive of allowances for the following expatriate benefits relating to his assignment in Guernsey: (A) relocation and housing expenses; (B) travel expenses for Mr. O’Neill and his immediate family; (C) a company car; (D) a monthly stipend; (E) medical expenses and medical insurance; and (F) an education allowance for Mr. O’Neill’s children. In addition, pursuant to the O’Neill Employment Agreement, Mr. O’Neill is entitled to participate in the Company’s discretionary annual bonus arrangement with a target annual bonus opportunity of 50% of his base salary. The O’Neill Employment Agreement also includes non-competition, non-solicitation and confidentiality provisions. The O’Neill Employment Agreement may be terminated upon six months’ written notice from either the Company or Mr. O’Neill, with the Company having the election to pay Mr. O’Neill a cash payment in lieu of such notice or to place Mr. O’Neill on garden leave.

Retirement Plan

Our U.S. employees are eligible to participate in a 401(k) plan, which allows eligible employees an opportunity to save for retirement. Participants may defer up to 99% of cash compensation up to the maximum amount allowed under the Internal Revenue Code. Under the terms of the 401(k) plan, we match 100% of each participant’s contributions up to the first 5% of his or her eligible compensation. None of our named executive officers were eligible to participate in the 401(k) plan in 2024.

Clawback Policy

In connection with this offering, we previously adopted a clawback policy to comply with the requirements of the Dodd-Frank Act and applicable listing standards. In general, this policy requires the Company to recoup from certain current and former executive officers of the Company erroneously-awarded incentive-based compensation in the event of certain required accounting restatements, regardless of any misconduct or fault on the part of the executive officer.

Equity Compensation Plans and Other Benefit Plans

Profits Interests

As described above, our named executive officers currently hold profits interests in Accelerant Holdings LP, the parent entity of the Company. The profits interests are governed by the A&R Securityholders Deed for

Accelerant Holdings LP. Immediately prior to the consummation of this offering, holders of the profits interests will receive Class A common shares of the Company, with the number of shares received intended to preserve the economic value of the profits interests prior to the consummation of the offering. Any Class A common shares issued in exchange for unvested profits interests will be issued as restricted Class A common shares, subject to the same vesting conditions as the exchanged profits interests.

Share Incentive Plan

Our Board of Directors adopted in 2021, and our shareholders approved in 2023, the Company’s Share Incentive Plan which was amended and restated in connection with this offering (as amended and restated, the “2023 Plan”).

The purposes of the 2023 Plan are (i) to align the interests of the Company’s shareholders and the recipients of awards under the 2023 Plan by increasing the proprietary interest of such recipients in the Company’s growth and success, (ii) to advance the interests of the Company by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its shareholders. The material terms of the 2023 Plan are as follows. The following summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility. Officers, other employees, non-employee directors, consultants, independent contractors and agents, and persons expected to become officers, other employees, non-employee directors, consultants, independent contractors and agents of us and our subsidiaries are eligible to receive awards under the 2023 Plan, provided such persons are eligible to receive awards of our Class A common shares that are registered on a Form S-8 registration statement.

Class A Common Shares Subject to the 2023 Plan. Subject to adjustment as described below, the number of Class A common shares available for all awards under the 2023 Plan is      (including, without limitation, incentive stock options). To the extent an equity award granted under the 2023 Plan expires, terminates, is cancelled or forfeited, or is settled in cash, the shares subject to such award will become available for future grant under the 2023 Plan. In addition, to the extent shares subject to an award granted under the 2023 Plan are withheld to satisfy a participant’s tax withholding obligation upon the net exercise or net settlement of an option or stock-settled share appreciation right award or to pay the purchase price or the withholding taxes relating to an award, such shares will become available for future grant under the 2023 Plan. Shares that may be delivered under the 2023 Plan may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us.

Plan Administration. Our compensation committee administers the 2023 Plan. Subject to the terms of the 2023 Plan, our compensation committee has the authority to select eligible persons for participation in the 2023 Plan, determine the form, amount and timing of each award to such persons and, if applicable, the number of Class A common shares subject to an award, the number of share appreciation rights, the number of restricted stock units, the dollar value subject to a performance award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the agreement evidencing the award. The compensation committee may also take action such that (i) any or all outstanding options and share appreciation rights become exercisable in part or in full, (ii) all or a portion of the restriction period applicable to any outstanding awards will lapse, (iii) all or a portion of the performance period applicable to any outstanding awards will lapse, and (iv) the performance measures (if any) applicable to any outstanding awards will be deemed to be satisfied at the target, maximum or any other level. The compensation committee also has the authority, subject to the terms of the 2023 Plan, to interpret the 2023 Plan and the application thereof and establish rules and regulations it deems necessary or desirable for the administration of the 2023 Plan. The compensation committee may delegate some or all of its power and authority under the 2023 Plan to our Board of Directors (or any members thereof) or, subject to applicable law, to a subcommittee of our Board of Directors, a member of our Board of Directors, our chief executive officer or other executive officer as the compensation committee deems appropriate.

Incentive Stock Options, Share Options and Share Appreciation Rights. Our compensation committee may grant incentive stock options, nonqualified share options, and share appreciation rights under the 2023 Plan. Other than with respect to substitute awards, the exercise price of incentive stock options, nonqualified share options and share appreciation rights under the 2023 Plan will be determined by the compensation committee, but must not be less than 100% of the closing price of a common share on the date of grant (or, if no closing price is reported on that date, the closing price on the next preceding date on which a closing price was reported). The term of an option or share appreciation right may not exceed ten years; provided, however, that an incentive stock option granted to an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the closing price of a common share on the date of grant (or, if no closing price is reported on that date, the closing price on the next preceding date on which a closing price was reported). Subject to the provisions of the 2023 Plan, the compensation committee will determine the remaining terms of the options and share appreciation rights (e.g., vesting). The compensation committee has the discretion, without shareholder approval, to (i) reduce the purchase price or base price of any previously granted option or share appreciation right, (ii) cancel any previously granted option or share appreciation right in exchange for another option or share appreciation right with a lower purchase price or base price or (iii) cancel any previously granted option or share appreciation right in exchange for cash or another award if the purchase price of such option or the base price of such share appreciation right exceeds the closing price of a common share on the date of such cancellation (or, if no closing price is reported on that date, the closing price on the next preceding date on which a closing price was reported).

Share Awards. Our compensation committee may grant restricted shares, restricted share units, or other share awards under the 2023 Plan. The compensation committee will determine the number of shares subject to the award, any vesting conditions applicable to the award, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted shares will have voting rights and be entitled to receive dividends with respect to his or her restricted shares. The recipient of restricted share units will not have voting rights prior to settlement of the award, but his or her award agreement may provide for the receipt of dividend equivalents. Our compensation committee may grant other share awards that are based on or related to our Class A common shares, such as awards of Class A common shares granted as a bonus and not subject to any vesting conditions, deferred share units, share purchase rights, and Class A common shares issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.

Performance Awards. Our compensation committee may grant performance awards, which are awards that vest subject to the achievement of performance criteria. Our compensation committee will determine the value of any performance award, the vesting conditions applicable to the award and the nature of the performance measures, and whether the award is denominated or settled in cash or in Class A common shares. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards. The 2023 Plan generally does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and awards generally may only be exercised or settled during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to transfer an award to a family member to a trust or entity established by the participant for estate planning purposes, to a charitable organization, or pursuant to a domestic relations order, in each case, without consideration. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Certain Adjustments. In the event of any equity restructuring that causes the per share value of our Class A common shares to change, such as a stock dividend, share subdivision, spinoff, rights offering, or recapitalization through an extraordinary cash dividend, the compensation committee will make appropriate adjustments to the number and class of securities available under the 2023 Plan, the terms of each outstanding award (including the number and class of securities subject to each outstanding award and, if applicable, the purchase price or base price per share). In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the compensation committee to prevent dilution or enlargement of rights of participants.

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2023 Plan), our Board of Directors may, in its discretion, (i) require that some or all outstanding options and share appreciation rights will become exercisable in full or in part, that the restriction period and/or performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and/or that the performance measures applicable to some or all outstanding awards will be deemed to be satisfied, (ii) require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, or other property be substituted for some or all of our Class A common shares subject to an outstanding award, and/or (iii) require that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of stock of the corporation resulting from or succeeding us, other property or a combination of cash, such shares of stock or other property, in each case, with a value equal to the fair market value of the aggregate number of Class A common shares subject to the surrendered award (whether or not vested) less the purchase price or base price (if any), if applicable (or, for performance awards denominated in cash, the value of the surrendered performance award to the extent the performance measures have been satisfied or are deemed satisfied pursuant to clause (i) above).

Clawback. Awards granted under the 2023 Plan and any cash payment or shares of our Class A common shares delivered pursuant to an award are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement, our Policy on Recoupment of Incentive Compensation or any other clawback or recoupment policy that we may adopt.

Plan Termination and Amendment. Our Board of Directors (and, subject to applicable law, the compensation committee) has the authority to amend, modify, or terminate the 2023 Plan or any award, subject to any requirement of shareholder approval required by law or stock exchange rules and provided that no amendment may materially impair a participant’s rights without the participant’s consent. Our 2023 Plan will terminate on the ten-year anniversary of its approval by our shareholders, as amended and restated, unless we terminate it earlier.

2025 Employee Stock Purchase Plan

In connection with this offering, our Board of Directors will adopt and our current stockholders expect to approve the 2025 Employee Stock Purchase Plan, or the ESPP, to be effective upon the completion of this offering. The following summary describes what we expect to be the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Eligibility. Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our Board of Directors or compensation committee) are eligible to participate in the ESPP.

Stock Subject to the ESPP.      of our Class A common shares, subject to adjustment for stock splits, share subdivisions, stock dividends, share consolidations or other changes in our Class A common shares, have been reserved for issuance under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our Class A common shares available under the ESPP will automatically increase

on the first trading day in January of each calendar year, commencing in 2026, by an amount equal to the lesser of     % of the shares of our Class A common shares issued and outstanding on December 31 of the immediately preceding calendar year,      Class A common shares or such lesser amount as is determined by our Board of Directors.

Plan Administration. The ESPP will be administered by the compensation committee or a designee of the compensation committee.

Offering Periods. The ESPP permits employees to purchase our Class A common shares through payroll deductions during six-month offering periods.

Payroll Deductions and Other Limits. Participants may authorize payroll deductions of a specific percentage of compensation of up to 15%, with such deductions being accumulated for six-month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than      Class A common shares during any offering period.

Purchase Price. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the closing price of a common share on the first business day of such offering period (or, if no closing price is reported on that date, the closing price on the next preceding date on which a closing price was reported) and (ii) 85% of the closing price of a common share on the last business day of such offering period (or, if no closing price is reported on that date, the closing price on the next preceding date on which a closing price was reported), although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP.

Corporate Transactions. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding option under the ESPP will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless our Board of Directors determines, in the exercise of its sole discretion, in lieu of such assumption or substitution, to either terminate all outstanding options and return to each participant the payroll deductions credited to such participant’s purchase account or to provide for the offering period in progress to end on a date prior to the consummation of such sale or merger. In the event of the proposed dissolution or liquidation of the Company, the offering period then in progress would terminate immediately prior to the consummation of such proposed action, unless otherwise provided by our Board of Directors, and our Board of Directors may either provide for the purchase of shares as of the date on which such offering period terminates or return to each participant the payroll deductions credited to such participant’s purchase account.

Termination and Amendment. The ESPP may be amended by our Board of Directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our Board of Directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the agreements governing certain of our outstanding indebtedness as of the date of this prospectus. This summary is not a complete description of all of the terms of the agreements. The agreements setting forth the terms and conditions of certain of our outstanding indebtedness are filed as exhibits to the registration statement of which this prospectus forms a part.

Bank of Montreal Credit Facilities

On September 26, 2024 (the “Effective Date”), we entered into a second amended and restated credit agreement, among us, the guarantors party thereto, Bank of Montreal, as administrative agent (the “Agent”), and the lenders party thereto (the “Credit Agreement”), providing for a $125.0 million term loan facility (the “Term Loan Facility”) and a $50.0 million revolving credit facility (the “Revolving Facility” and together with the Term Loan Facility, the “Credit Facilities”), each of which matures on September 26, 2029. The Term Loan Facility was fully drawn on the Effective Date.

Also on September 26, 2024, various of our subsidiaries entered into a second amended and restated guaranty in favor of the Agent, for the benefit of the lenders, guaranteeing payment of our obligations under the Credit Facilities.

Borrowings under the Credit Agreement are made in U.S. Dollars and bear interest, at our option, at either (a) the ABR (as defined in the Credit Agreement) or (b) the Term SOFR rate plus 0.10%, in each case, plus an applicable spread ranging from 2.25% to 2.75% for ABR Loans and 3.25% to 3.75% for SOFR Loans. In addition to the applicable interest rate, the Credit Agreement includes a commitment fee ranging from 0.45% to 0.55% per annum for the unused portion of the aggregate commitments under the Revolving Facility. Both the spread applicable to the interest rate and the commitment fee are dependent on our Consolidated Senior Debt to Capitalization Ratio (as defined in the Credit Agreement), calculated as of the last day of the most recently ended fiscal period for which financial statements were furnished to the Agent.

At the end of each interest period of, at our option, one, three or six months (each, an “Interest Period”) for each Loan, we may elect to continue such Loans on the same or different principal amount and/or Interest Period. We may elect to continue such Loans, to convert SOFR Loans to ABR Loans or ABR Loans to SOFR Loans, or we may elect to designate such Loans as any combination of ABR Loans and SOFR Loans.

The Loans may be prepaid in whole or in part without premium or penalty (but subject to breakage fees) and in the case of loans under the Term Loan Facility (the “Term Loans”) such prepaid amounts may not be reborrowed. The aggregate original principal amount of the Term Loans have to be repaid quarterly in 0.625% installments for one year following the fourth full fiscal quarter after the Effective Date and then at 1.25% until the maturity date. Interest for each Loan is due (a) on the last day of the applicable Interest Period, (b) with each prepayment of principal, and (c) at maturity. All computations of fees and interest (other than interest accruing on ABR Loans at times when the ABR is based on the Prime Rate) are calculated based on a 360-day year and the actual number of days elapsed. All computations of fees and interest accruing on ABR Loans at times when the ABR is based on the Prime Rate are calculated based on a 365-day year (or 366 days in a leap year).

Under the Credit Agreement, we have the option of obtaining additional term loans or increasing the revolving commitments up to an aggregate principal amount of $75.0 million, subject to meeting certain conditions, and only if the applicable incremental lenders agree to provide such additional term loans or revolving commitments. Proceeds of the additional term loans or revolving loans may be used for general corporate purposes.

The Credit Agreement contains affirmative and negative covenants typical of loan agreements of this type, including, among others, limitations on the incurrence of additional indebtedness, liens, dividends and distributions in respect of, and repurchases and redemptions of, our capital stock, investments, transactions with affiliates, certain asset sales, changes in our business, organizational documents and fiscal year compliance with the financial covenants (including required maintenance of consolidated net worth and limitations on our consolidated senior debt to capitalization ratio, consolidated total debt to capitalization ratio and consolidated adjusted EBITDA to consolidated interest expenses ratio). We were in compliance with all such covenants as of March 31, 2025.

Events of default under the Credit Agreement are generally typical for loan agreements of this type.

DESCRIPTION OF SHARE CAPITAL

General

Accelerant Holdings was incorporated in the Cayman Islands in October 2021 with registered number 381680. Our affairs are governed by our memorandum and articles of association and the Cayman Companies Act and the common law of the Cayman Islands.

In connection with this offering, we will amend and restate our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant sections of Cayman Islands law are summarized under “Material Differences in Corporate Law.” The following description of our share capital and memorandum and articles of association is qualified in its entirety by the provisions of our memorandum and articles of association.

Authorized and Outstanding Share Capital

As of    , our authorized share capital consisted of     Class A common shares and     Class B common shares, each with a par value of $0.0001 per share, of which         Class A common shares and     Class B common shares were issued and outstanding. Upon the effectiveness of our amended and restated memorandum and articles of association, our authorized share capital will consist of $    , comprised of         Class A common shares and     Class B common shares, each with a par value of $    , and     preference shares, par value of $0.0001 per share.

Upon the completion of this offering, based on the number of common shares outstanding as of     , we will have     Class A common shares and     Class B common shares issued and outstanding, after giving effect to the issuance of Class A common shares in this offering, assuming the conversion of all outstanding Accelerant Holdings preference shares into an aggregate of    Class A common shares immediately upon the closing of this offering, and assuming no exercise by the underwriters of their option to purchase additional Class A common shares.

Class A Common Shares

Holders of Class A common shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of Class A common shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our common shares, including our Class A common shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional Class A common shares. All holders of Class A common shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption, or sinking fund provisions applicable to the Class A common shares.

Class B Common Shares

Holders of Class B common shares are entitled to cast ten votes for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of Class B common shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our common shares, including our Class B common shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional Class B common shares. All holders of Class B common shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no redemption or sinking fund provisions applicable to the Class B common shares.

Combined Voting Power of Class A common shares and Class B common shares

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters requiring approval by our shareholders unless otherwise required by law.

Upon the consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares, holders of our Class A common shares will hold approximately  % of the combined voting power of our outstanding common shares, and holders of our Class B common shares will hold approximately  % of the combined voting power of our outstanding common shares.

If the underwriters’ option to purchase additional shares of our Class A common shares is exercised in full, holders of our Class A common shares will hold approximately  % of the combined voting power of our outstanding common shares, and holders of our Class B common shares will hold approximately  % of the combined voting power of our outstanding common shares. Other than Altamont Capital and any of its affiliates, no holder of common shares or any of its affiliates shall be permitted to exceed the Voting Power Threshold, and any votes to which such holder would otherwise be entitled to in excess thereof shall be disregarded.

Transfer of Class B Common Shares

Each Class B common share shall automatically, without any further action, convert into one Class A common share immediately following a transfer to any person other than a Class B holder or a “Permitted Transferee,” as defined in our memorandum and articles of association to include the children, heirs, successors or an affiliate of the Class B holder or one or more trustees of a trust established for the benefit of the Class B holder or an affiliate. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the Class A common shares issuable upon such conversion unless the certificates evidencing such Class B common shares are either delivered to the Company or its transfer agent, or the holder notifies the Company that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Class B common shares, the holder of Class B common shares so converted shall surrender the certificates representing such shares (if any) at the offices of the Company or its transfer agent.

Conversion of Class B Common Shares

In addition to the automatic conversion of Class B common shares upon transfer as described above, a Class B holder has the right to call upon the Company to effect a conversion of all or any of their Class B common shares into Class A common shares on a one-to-one basis. Additionally, if at any time following the consummation of this offering the holders of the Class B common shares immediately prior to the consummation of this offering hold less than 50% of the total Class B common shares then in issue, then all Class B common shares then in issue shall automatically convert into Class A common shares. In any event, all of the Class B common shares will automatically convert into Class A common shares as of the date which is the third anniversary of the consummation of this offering.

Preference Shares

Pursuant to our articles of association to be in effect upon the completion of this offering, our Board of Directors will be authorized, without any action by our shareholders, to designate and issue preference shares in one or more classes and to designate the powers, preferences and rights of each class, which may be greater than the rights of our common shares. It is not possible to state the actual effect of the issuance of any shares of preference shares upon the rights of holders of our common shares until the Board of Directors determines the specific rights of the holders of such preference shares. However, the effects might include, among other things:

•	impairing dividend rights of our common shares;

•	diluting the voting power of our common shares;

•	impairing the liquidation rights of our common shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, all existing Class A convertible preference shares and Class B convertible preference shares will be converted to Class A common shares or Class B common shares, as applicable. Holders of Class C convertible preference shares may elect to convert to Class A common shares or Class B common shares, as applicable, at the time of the offering. While we anticipate that holders of the Class C convertible preference shares will elect to convert to Class A common shares or Class B common shares, as applicable, variability in the timing or pricing of this offering may result in holders electing to redeem their Class C convertible preference shares. The share capital will be redesignated in the amended and restated memorandum and articles of association to eliminate Class A convertible preference shares and Class B convertible preference shares (and Class C convertible preference shares, if applicable) as separate share classes, and we have no present plan to issue any of our preference shares following this offering.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company:

•	consolidate our share capital into shares of larger par value than our existing shares;

•	sub-divide our share capital into shares of smaller par value;

•	divide our shares into multiple classes; and

•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of shareholders entitled to vote for so long as we are a controlled company, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Companies Act.

Business Opportunities

Our articles of association, to the maximum extent permitted from time to time by Cayman Islands law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to Altamont Capital, Eldridge Industries, LLC or Barings LLC or their respective affiliates or any of their directors, partners, principals, officers, members, manager and/or employees who is also a director or officer (“Exempted Persons”) other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director or officer.

Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, none of the Exempted Persons, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates are presently engaged or propose to engage or (2) otherwise competing with us or our affiliates. In addition, our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that any Exempted Person or any nonemployee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our articles of association provide that, such document may only be amended with the consent of Altamont Capital, for so long as Altamont Capital beneficially owns at least  % of the voting power of our outstanding shares.

Registration Rights

For information about registration rights, please see “Certain Relationships and Related-Party Transactions—Registration Rights Agreement.”

Certain Effects of Authorized but Unissued Shares

Upon completion of this offering, we will have approximately    million Class A common shares and     Class B common shares remaining authorized but unissued. Authorized but unissued Class A common shares and     Class B common shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common shares is Computershare Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021.

Listing

We have applied to list our Class A common shares on the NYSE under the symbol “ARX.”

MATERIAL DIFFERENCES IN CORPORATE LAW

Differences in Corporate Law

We are incorporated under the laws of the Cayman Islands. The Cayman Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

This discussion does not purport to be a complete statement of the rights of holders of our Class A common shares under applicable Cayman Islands law and our Fourth Amended and Restated Memorandum and Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation Bylaws	Memorandum of Association Articles of Association

Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

a duty not to personally profit from opportunities that arise from the office of director;

a duty of trusteeship of the company’s assets;

a duty to avoid conflicts of interest; and

a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a

	Delaware	Cayman Islands

duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, Cayman Islands law permits the duty to avoid conflicts of interest to be modified by a company’s articles of association.

Limitations on Personal Liability of Directors and Officers

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director or officer to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director or officer.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends, or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Cayman Companies Act has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud, willful deceit, or dishonesty.

Interested Directors

Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or

Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.

	Delaware	Cayman Islands

interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or consolidation or voluntary winding up of the company.

The Cayman Companies Act requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Cayman Companies Act defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by

	Delaware	Cayman Islands
a majority of the votes cast by such members as being entitled to vote in person or by proxy.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend, or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board

Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.

Election and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that our directors shall be divided into three classes each serving a three year term. The shareholders shall elect directors of the relevant class by ordinary resolution at each annual general meeting. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds. Under our articles of association and subject to the Registration Rights Agreement, vacancies on the board are generally filled by the vote of a majority of the directors elected or then in office.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with

The Cayman Companies Act provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may

Delaware	Cayman Islands

any subsidiary, of which it owns at least 51% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders do not have appraisal rights if (1) the merger consideration received for the shares consists solely of stock of the surviving company that is listed on a national securities exchange or held of record by more than 2,000 holders, (2) in cash in lieu of fraction shares or (3) any combination of (1) and (2).

also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Cayman Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator, or other similar person has been appointed in any jurisdiction and is acting in respect of

Delaware	Cayman Islands

the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise, or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval

Delaware	Cayman Islands

to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Cayman Companies Act in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement.” This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a

Delaware	Cayman Islands

meeting, or meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, compulsorily require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands by any dissenting shareholder but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights

	Delaware	Cayman Islands

comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a claim against (for example) our officers and directors usually may not be brought by a shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a

	Delaware	Cayman Islands
portion of attorney’s fees incurred in connection with such action.

Inspection of Corporate Records

Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company (other than copies of the memorandum and articles of association and any special resolutions passed by such company, and the registers of mortgages and charges of such company). However, these rights may be provided in the company’s articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.

Our articles of association establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations pursuant to the Registration Rights Agreement. Shareholders at a general meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a shareholder who was a shareholder of record on both the record date for the meeting and the date of giving the notice of such business, who is entitled to vote at the meeting and who has given timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our articles of association will not give our board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a general meeting, our articles of association may have the effect of

	Delaware	Cayman Islands

precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders and authorized by the articles of association.

Our articles of association authorize such written consents but we believe that the unanimity requirement will make this option impractical after the consummation of this offering.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association do not allow shareholders to call extraordinary general meetings. Extraordinary general meetings may only be called by a majority of the directors on our board or by the chairman of our board.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares, and there can be no assurance that a significant public market for our Class A common shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A common shares in the public market (including securities convertible into or redeemable, exchangeable or exercisable for Class A common shares) or the perception that such sales may occur, or the availability of such shares for sale in the public market after this offering could adversely affect the prevailing market price of our Class A common shares. Furthermore, because substantially all of our Class A common shares and Class B common shares outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable, or exercisable for our Class A common shares or Class B common shares) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of Class A common shares in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our Class A common shares and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have     Class A common shares outstanding and     Class B common shares outstanding, assuming the conversion of all outstanding Accelerant Holdings preference shares into an aggregate of    Class A common shares and     Class B common shares immediately upon the closing of this offering and no exercise of outstanding options, a    -for-1 share subdivision, which became effective    , 2025 and assuming that the underwriters have not exercised their option to purchase additional Class A common shares.

All of the Class A common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act, except that any Class A common shares purchased by our directors will be subject to the lock-up agreements described below.

Generally, the balance of our outstanding Class A common shares will be deemed “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Class A common shares purchased by our affiliates or by our directors, officers and employees in the directed share program will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up and market standoff agreements described below and the provisions of our Registration Rights Agreement described in the section titled “Description of Share Capital—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, Class A common shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all Class A common shares sold in this offering will be immediately available for sale in the public market;

•

beginning 180 days after the date of this prospectus,    additional Class A common shares may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled “—Lock-Up Agreements,” of which     shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Upon the expiration of the lock-up agreements described below, 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional    Class A common shares, including     Class A common shares issuable upon the conversion of our outstanding Class B common shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up Agreements

We, the Selling Shareholder, and all of our directors and executive officers, and certain holders of our Class A common shares and securities exercisable for or convertible into our Class A common shares (including our Class B common shares) outstanding immediately on the closing of this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, we and they will not, subject to limited exceptions, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our Class A common shares, any options, or any securities convertible into, or exchangeable for or that represent the right to receive our Class A common shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exemptions are described in more detail under “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our Registration Rights Agreement, that contain or will contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose Class A common shares are required to be aggregated) who is an affiliate and who has beneficially owned our Class A common shares for at least six months is entitled to sell in any three-month period a number of Class A common shares that does not exceed the greater of:

•	1% of the number of our Class A common shares then outstanding, which will equal approximately Class A common shares immediately after completion of this offering; or

•	the average weekly trading volume in our Class A common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their Class A common shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased Class A common shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased Class A common shares from us after that date upon the exercise of options granted before that date, are eligible to resell such Class A common shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all Class A common shares issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, Class A common shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover approximately    Class A common shares. Class A common shares issued under our equity incentive plans after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. See “Executive Compensation—Equity Compensation Plans and Other Benefit Plans” for a description of our equity compensation plans.

Registration Rights

Following this offering, some of our Class B shareholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related-Party Transactions—Registration Rights Agreement” and “Description of Share Capital—Registration Rights.” If the offer and sale of these Class A common shares are registered, the Class A common shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of Class A common shares may be sold into the public market.

CERTAIN MATERIAL TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a general discussion of the material U.S. federal income tax considerations relating to the ownership and disposition of our Class A common shares purchased in this offering. Statements herein regarding the beliefs, expectations and intentions of Accelerant and its subsidiaries represent the view of management and do not represent the opinions of counsel. The discussion is based on the Code, U.S. Treasury regulations, judicial decisions and administrative pronouncements, all as currently in effect. Such authorities are subject to change, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences that are materially different from those described below. Moreover, any change after this offering in any of the factual matters set forth in this prospectus or in the conduct, practices or activities of Accelerant and its subsidiaries may affect the considerations discussed below. We are under no obligation to update the discussion to reflect future changes in law or changes in any of the foregoing factual matters that may later come to our attention.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to all prospective investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our Class A common shares as part of a straddle, conversion transaction or hedge, persons deemed to sell our Class A common shares under the constructive sale provisions of the Code, investors that are subject to the alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that are treated as partnerships for U.S. federal income tax purposes, investors that are treated as S corporations for U.S. federal income tax purposes, investors that are subject to section 451(b) of the Code, investors that are not the beneficial owners of our Class A common shares, and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Class A common shares, may be subject to special rules. This discussion deals only with holders who purchase our Class A common shares in connection with this offering and hold our Class A common shares as a capital asset (within the meaning of Section 1221 of the Code). If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner of the partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Class A common shares, you are urged to consult your tax advisor regarding the consequences to you of the partnership’s ownership and disposition of our Class A common shares.

This discussion does not address any U.S. federal tax laws other than the U.S. federal income tax laws and laws governing excise tax on insurance and reinsurance premiums, any U.S. state or local tax laws or any non-U.S. tax laws. You are encouraged to consult your tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local and non-U.S. laws from the ownership and disposition of our Class A common shares. The conclusions expressed in the discussion below are not binding on the IRS or any court, and there is no assurance that the IRS or a court would not reach a contrary conclusion. No ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus.

Taxation of Accelerant and Its Subsidiaries

In general, a non-U.S. corporation is subject to U.S. federal income tax on its taxable income which is effectively connected with the conduct of a trade or business in the United States, including a branch profits tax based upon its after-tax effectively connected earnings and profits, with certain adjustments. Accelerant and its non-U.S. subsidiaries intend to limit their U.S. activities so that they are not considered to be engaged in a U.S. trade or business. No definitive standards, however, are provided by the Code, U.S. Treasury regulations or court decisions regarding when a foreign corporation is engaged in the conduct of a U.S. trade or business. Because the law is unclear, and the determination is highly factual and must be made annually, there can be no assurance that the IRS will not contend that Accelerant or any its non-U.S. subsidiaries treated as a corporation for U.S. federal income tax purposes is engaged in a U.S. trade or business. If any such entity were found to be so engaged, it would be subject to U.S. federal income tax on income effectively connected with the conduct of such a U.S. trade or business at regular corporate rates (currently 21%), and it may be subject to a 30% branch profits tax on its after-tax effectively connected earnings and profits. A non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Accelerant and certain of its non-U.S. subsidiaries have in the past filed, and intend to continue to file, such returns on a protective basis for each tax year. It is possible that a tax treaty could mitigate certain of the foregoing tax consequences to the extent that a non-U.S. subsidiary does not have business profits attributable to a permanent establishment in the United States. However, no assurances can be provided that benefits under any such treaty will be available.

Accelerant’s U.S. corporate subsidiaries will generally be subject to U.S. federal income tax at regular corporate rates (currently 21%).

Net Investment Income

Non-U.S. insurance companies carrying on an insurance business within the United States are treated under the Code as having a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If, contrary to our intention, a Non-U.S. Carrier is considered to be engaged in the conduct of an insurance business in the United States and is not entitled to benefits under an applicable tax treaty, a significant portion of such Non-U.S. Carrier’s investment income could be subject to U.S. federal income tax.

Withholding Tax

Non-U.S. corporations not engaged in a trade or business in the United States generally are subject to a 30% U.S. federal income tax (imposed on a gross basis and generally collected by withholding) on certain “fixed or determinable annual or periodical gains, profits and income” from sources within the United States. Such income includes amounts treated as dividends from U.S. corporations and certain interest on investments but does not include insurance premiums paid with respect to a contract that is subject to the excise tax described below. We believe that we and the entities through which we hold our U.S. subsidiaries are eligible for a 5% rate of withholding on dividends under the U.S.-UK Tax Treaty unless we have owned shares representing at least 80% of the voting power of a U.S. subsidiary paying a dividend for the 12-month period ending on the date the dividend was declared, in which case there would be no U.S. withholding on such dividend under the U.S.-UK Tax Treaty. We intend to manage our affairs in a manner that is intended to allow such entities to qualify for such reduction in or exemption from U.S. withholding tax under the U.S.-UK Tax Treaty. However, no assurances can be made that (i) we will qualify for benefits under the U.S.-UK Tax Treaty, (ii) the U.S.-UK Tax Treaty will provide relief from this potential withholding tax or (iii) we would qualify for similar relief under another tax treaty if benefits under the U.S.-UK Tax Treaty were unavailable, in each case, for a taxable year that includes a distribution from our U.S. subsidiaries. We may therefore be limited in our ability to move cash efficiently from our U.S. subsidiaries or to make distributions with respect to our Class A common shares.

Excise Tax

The United States imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The applicable tax rates are 4% for P&C premiums and 1% for reinsurance premiums. The person who pays the premium to the non-U.S. insurer or reinsurer is customarily responsible for the excise tax. If, however, the tax is not paid by the purchaser of the insurance or reinsurance, the non-U.S. insurer may be held liable for the tax. Accordingly, if our Non-U.S. Carriers insure or reinsure U.S. risks, and their counterparty were not to pay this excise tax, our Non-U.S. Carriers could be held liable for it.

The Base Erosion and Anti-Abuse Tax

The BEAT is a tax imposed on certain U.S. companies that make deductible payments to related non-U.S. companies. The BEAT is generally equal to the excess of a 10% tax on the taxpayer’s “modified taxable income”

over the taxpayer’s regular tax liability (reduced by certain credits), with “modified taxable income” being computed without regard to certain deductions for “base erosion payments”. The tax on “modified taxable income” also increases from 10% to 12.5% for taxable years beginning after 2025. The BEAT applies to deductions arising out of “any premium or other consideration” paid or accrued to a related foreign reinsurer. Both our U.S. and non-U.S. ceding companies reinsure business to Accelerant affiliates. We have structured our internal reinsurance in a manner intended to ensure that Accelerant Re Cayman (our non-U.S. reinsurer) reinsures business only from other non-U.S. ceding companies for U.S. federal income tax purposes. There can be no assurances our structuring efforts will be successful. If we are not able to structure our internal reinsurance in this manner, or the IRS were to successfully assert that Accelerant Re Cayman reinsures our U.S. ceding companies for U.S. federal income tax purposes, we could be required to pay additional tax.

Recharacterization of Tax Items

Under Section 845 of the Code, the IRS may allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party. In addition, if a reinsurance contract has a significant tax avoidance effect on any party to the contract, the IRS may make adjustments with respect to such party to eliminate the tax avoidance effect. No regulations have been issued under Section 845 of the Code. Accordingly, the application of such provisions to our operations is uncertain, and we cannot predict what effect, if any, such provisions may have on our subsidiaries.

Taxation of U.S. Holders

For purposes of this discussion, you are a “U.S. Holder” if, for U.S. federal income tax purposes, you are treated as a beneficial owner of our Class A common shares and you are:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person” (as defined in Section 7701(a)(30) of the Code).

Taxation of Distributions

As discussed above under “Dividend Policy”, we do not expect to make distributions on our Class A common shares in the near future. In the event that we do make distributions of cash or other property, subject to the discussions below relating to the potential application of the PFIC, CFC and RPII provisions, distributions on our Class A common shares will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of Accelerant’s current or accumulated earnings and profits (each as determined under U.S. federal income tax principles). To the extent that distributions on our Class A common shares exceed Accelerant’s earnings and profits, the distributions will be treated as a tax-free return of capital that will reduce (but not below zero) your tax basis in the Class A common shares and thereafter as capital gain from the sale or exchange of our Class A common shares. Accelerant’s earnings and profits generally will not include the earnings and profits of its subsidiaries until such amounts are distributed to Accelerant.

Dividends paid with respect to our Class A common shares to a U.S. Holder that is treated for U.S. federal income tax purposes as an individual, a trust or an estate (a “non-corporate U.S. Holder”) will be treated as “qualified dividend income” taxed at the preferential rates applicable to long-term capital gain if (i) our Class A common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which we expect our Class A common shares to be traded) or we qualify for benefits under the U.S.-UK Tax Treaty, (ii) Accelerant is not a PFIC for the taxable year during which the dividend is paid and was not a PFIC for the immediately preceding taxable year, (iii) the U.S. Holder owns the Class A common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Class A common shares become ex-dividend (and does not enter into certain risk-limiting transactions with respect to the Class A common shares), (iv) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property, and (v) the U.S. Holder does not take the dividends into account as investment income for purposes of deducting investment interest. Dividends you receive from Accelerant that are not treated as “qualified dividend income” will be taxed at ordinary income rates.

Special rules may apply to any “extraordinary dividend.” Generally, a dividend with respect to a Class A common share will be an extraordinary dividend if the amount of such dividend equals or exceeds 10% of your adjusted tax basis (or fair market value in certain circumstances) in such common share (subject to certain aggregation rules). In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis (or fair market value). If you receive an extraordinary dividend on a Class A common share that is treated as qualified dividend income and you are a non-corporate U.S. Holder, then any loss recognized by you from a subsequent sale or exchange of such Class A common share will be treated as a long-term capital loss to the extent of such dividend.

Dividends paid with respect to our Class A common shares to a non-corporate U.S. Holder may also be subject to an additional 3.8% tax on net investment income, described below.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, passive income generally includes interest, dividends and other investment income. However, under the Insurance Exception, income derived in the active conduct of an insurance business by a “qualifying insurance corporation” is not treated as passive income. In addition, passive income does not include income of a QDIC. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of another corporation if it owns at least 25% of the value of the stock of such other corporation. Accelerant does not expect to be considered a PFIC for the current taxable year or any subsequent taxable year. However, because this determination is made annually at the end of each taxable year and is dependent on a number of factors, there can be no assurance that Accelerant will not be a PFIC in any taxable year. Moreover, our Non-U.S. Carriers will need to be considered engaged in the active conduct of an insurance business and have applicable insurance liabilities that exceed a certain percentage of their total assets to qualify for the Insurance Exception, among other requirements. It is possible that a Non-U.S. Carrier does not satisfy such requirements in a given taxable year, in which case such Non-U.S. Carrier may be treated as a PFIC and the PFIC status of Accelerant could be adversely affected as a result.

If Accelerant is characterized as a PFIC for a taxable year, a U.S. Holder that receives an “excess distribution” on our Class A common shares or recognizes a gain on the disposition of our Class A common shares generally will determine its U.S. federal income tax on such amounts by (1) allocating the excess distribution or gain ratably to each day in the U.S. Holder’s holding period for the Class A common shares, (2) including in gross income as ordinary income for the current year the amounts allocated to the current year or to years before Accelerant became a PFIC, and (3) increasing the current year’s tax by the “deferred tax amount,” which is determined by multiplying the amounts allocated to each of the other taxable years by the highest rate of tax in effect for such taxable year (for the applicable class of taxpayers) to calculate the increases in taxes for each prior year, calculating an interest charge (at the rate applicable to underpayments of U.S. federal income tax for the relevant period) for the deemed deferral of such taxes from each prior year to the current year, and combining such increases in taxes and interest charges. In general, a U.S. person that owns shares in a PFIC is treated as receiving an “excess distribution” from the PFIC if the distributions received by the U.S. person with respect to such shares in a taxable year exceed 125% of the average annual distributions received by the U.S. person in the three preceding taxable years (or, if shorter, the U.S. person’s holding period for the shares). Accordingly, if Accelerant were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above applicable to “qualified dividend income” paid to certain non-corporate U.S. Holders would not apply. In addition, a U.S. Holder would be treated as owning a proportionate amount of any shares Accelerant owns, directly or indirectly by application of certain attribution rules, in other PFICs (including the Non-U.S. Carriers if they do not qualify for the Insurance Exception and are treated as PFICs) and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs.

In the event that Accelerant is characterized as a PFIC, a U.S. Holder may be able to mitigate certain of the negative tax consequences described above if the U.S. Holder makes a “qualified electing fund” election or “mark-to-market” election with respect to the Class A common shares. A “qualified electing fund” election would generally be expected to subject an electing U.S. Holder to tax on a current basis with respect such U.S. Holder’s pro rata share of Accelerant’s ordinary earnings and net capital gain regardless of whether Accelerant makes any distributions. In addition, an electing U.S. Holder’s basis in its Class A common shares generally would increase to reflect the tax on undistributed income, and subsequent distributions of previously taxed income would first reduce such U.S. Holder’s basis in its Class A common shares and would not be subject to tax to the extent of such basis. However, such election may itself have negative tax consequences to a U.S. Holder. If a PFIC realizes a net loss in a particular year, under the “qualified electing fund” rules, that loss will not pass through to the U.S. Holder nor will it be netted against the income of any other PFIC with respect to which a “qualified electing fund” election has been made. Moreover, the loss also cannot be carried forward to offset income of the PFIC in subsequent years. In addition, if a U.S. Holder makes a “qualified electing fund” election with respect to Accelerant and some or all of its lower-tier PFICs, a U.S. Holder will not be entitled to offset losses of Accelerant against income or gain of any lower-tier PFIC or losses of a lower-tier PFIC against income or gain of Accelerant or other lower-tier PFICs. U.S. Holders should consult with their tax advisors regarding the availability and advisability of such elections (including a retroactive “qualified electing fund” election). Further, there is no assurance that we will provide information necessary for U.S. Holders to make “qualified electing fund” elections.

In lieu of making a “qualified electing fund” election, a U.S. Holder may be able to mitigate certain of the negative tax consequences described above if the U.S. Holder makes a “mark-to-market” election with respect to the Class A common shares, provided that the Class A common shares are “regularly traded” on a “qualified exchange.” In general, the Class A common shares would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of our Class A common shares were traded on a qualified exchange on one-sixth of the days remaining in the calendar quarter in which this offering occurs and on at least 15 days during each remaining calendar quarter. The NYSE, on which our Class A common shares are expected to be listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be regularly traded on a qualified exchange. If a U.S. Holder makes the mark-to-market election, such U.S. Holder will generally recognize as ordinary income any excess of the fair market value of such U.S. Holder’s Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such U.S. Holder’s tax basis in its Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our Class A common shares in a year when Accelerant is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election cannot be made with respect to any of our non-U.S. subsidiaries that are PFICs, if any. Accordingly, a

U.S. Holder may continue to be subject to tax under the PFIC excess distribution rules with respect to any lower-tier PFICs notwithstanding a mark-to-market election for our Class A common shares.

In addition, a U.S. Holder may be required to comply with other reporting requirements, regardless of the number of shares held, and whether or not a “qualified electing fund” or “mark-to-market” election is made.

The PFIC rules could have a material adverse effect on the taxation of U.S. Holders, and U.S. Holders are therefore urged to consult their own tax advisors about the application of the PFIC rules, the advisability and availability of any elections (including a retroactive qualified electing fund election), and the additional reporting requirements described below.

Controlled Foreign Corporation Considerations

Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s subpart F income and tested income (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. Subpart F income of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes is generally considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described below.

Whether Accelerant is a CFC for a taxable year will depend upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Accelerant will not be a CFC. Further, regardless of whether Accelerant is a CFC, most or all of our non-U.S. subsidiaries (to the extent treated as corporations for U.S. federal income tax purposes) are generally treated as CFCs because our U.S. subsidiaries generally are treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Accelerant may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F income and tested income generated by our non-U.S. subsidiaries (with various adjustments), regardless of whether any distributions are made to them.

If Accelerant or a non-U.S. subsidiary is a CFC, the rules relating to PFICs discussed above generally would not apply to a 10% U.S. Shareholder of Accelerant or such subsidiary, respectively.

Each prospective U.S. Holder should consult its own tax advisor to determine whether its ownership of Class A common shares will cause it to become a 10% U.S. Shareholder with respect to Accelerant or its non-U.S. subsidiaries, and the effect of such a classification.

Related Person Insurance Income Considerations

Special rules apply with respect to a CFC that earns RPII. For purposes of taking into account RPII, an entity treated as a foreign corporation for U.S. federal income tax purposes will be considered a CFC (a “RPII

CFC”) if, on any day of its taxable year, U.S. persons who own any of its stock (directly or indirectly through certain entities, each such person, a “RPII Shareholder”) in the aggregate own (directly, indirectly through certain entities or constructively) 25% or more of the total combined voting power of all classes of its voting stock, or 25% or more of the total value of all of its stock.

The RPII of a RPII CFC is certain insurance and reinsurance income (including underwriting and investment income) attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII Shareholder” or a “related person” to a RPII Shareholder. Generally, a person is a related person to a RPII Shareholder if the person controls or is controlled by the RPII Shareholder, or if the person is controlled by the same person or persons who control the RPII Shareholder. Control is defined for these purposes as direct or indirect ownership of more than 50% of the value or voting power of the stock of a person treated as a corporation for U.S. federal income tax purposes or more than 50% of the value of the beneficial interests in a person treated as a partnership, trust, or estate for U.S. federal income tax purposes. Certain attribution rules apply for purposes of determining control.

The RPII rules will not apply with respect to a Non-U.S. Carrier for a taxable year if (1) at all times during its taxable year less than 20% of the total combined voting power of all classes of such Non-U.S. Carrier’s voting stock and less than 20% of the total value of all of its stock is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by such Non-U.S. Carrier or who are related persons to any such person or (2) its RPII (determined on a gross basis) is less than 20% of its insurance income (as so determined) for the taxable year, determined with certain adjustments.

Our Non-U.S. Carriers generally provide reinsurance to our other subsidiaries and affiliates. If such other subsidiaries or affiliates were treated as related (as defined above) to a RPII Shareholder, or our Non-U.S. Carriers reinsured risks of our RPII Shareholders, earnings from such reinsurance would constitute RPII. However, we do not believe any of our subsidiaries or affiliates will be treated as “related” to a RPII Shareholder based on the expected ownership of our shares, nor do we anticipate that our Non-U.S. Carriers will reinsure the risks of our RPII Shareholders in any material amount. Based on the foregoing, we do not expect U.S. Holders to have RPII inclusions. Nonetheless, we cannot provide assurances that our Non-U.S. Carriers will not recognize RPII due to uncertainty about the future ownership of our shares and the complexity of certain attribution rules that apply for purposes of determining whether a RPII Shareholder would be considered to have control of and, therefore, be related to our subsidiaries or affiliates for purposes of the RPII rules, or that we will qualify for either of the RPII exceptions above in the event that our Non-U.S. Carriers recognize RPII.

If a Non-U.S. Carrier does not qualify for either of the exceptions described above, then a RPII Shareholder that owns, directly or indirectly through certain entities, any of the Class A common shares on the last day of such Non-U.S. Carrier’s taxable year will be required to include in gross income the RPII Shareholder’s pro rata share of such Non-U.S. Carrier’s RPII for the entire taxable year, whether or not distributed, even if that RPII Shareholder did not own Class A common shares throughout the taxable year. The RPII Shareholder’s share of the RPII for the taxable year will be determined as if all RPII were distributed proportionately only to RPII Shareholders on such last day of the taxable year, but limited by each such RPII Shareholder’s share of such Non-U.S. Carrier’s current year earnings and profits as reduced by the RPII Shareholder’s share, if any, of certain prior-year deficits in earnings and profits. The RPII Shareholder may exclude from income the amount of any distributions by Accelerant of earnings and profits attributable to amounts which are, or have been, included in the gross income of the RPII Shareholder. A RPII Shareholder will not be able to exclude from income the amount of any distributions by Accelerant of earnings and profits attributable to RPII amounts which have been included in the gross income of any previous RPII Shareholders of the Class A common shares owned, directly or indirectly through certain entities, by such RPII Shareholder if the RPII Shareholder is unable to identify the previous RPII Shareholders and demonstrate the amount of RPII that had previously been included in the gross income of the previous RPII Shareholders.

The meaning of various RPII provisions and their application is uncertain. Certain Treasury regulations interpreting the RPII provisions exist only in proposed form, and it is unclear whether the IRS will adopt the proposed Treasury regulations or what changes or clarifications might ultimately be made to the proposed Treasury regulations. Any changes to the proposed Treasury regulations governing RPII, or any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Finally, there can be no assurance that the amount of RPII inclusions, if any, reported by us to a U.S. Holder will not be subject to adjustment based upon subsequent IRS examination.

Each U.S. Holder should consult its own tax advisor regarding the effects of these uncertainties and regarding the effects that the RPII provisions may have on it and on its investment in the Class A common shares.

Basis Adjustments Under the PFIC, CFC, and RPII Provisions

A U.S. Holder’s tax basis in its Class A common shares will be increased by the amount of income that such U.S. Holder is required to include under the PFIC rules (assuming a “qualified electing fund” or “mark-to-market” election is made), CFC rules and RPII rules. A U.S. Holder’s tax basis in its Class A common shares will be reduced by the amount of any distributions on the Class A common shares of previously taxed income that is excluded from the U.S. Holder’s gross income. If such distributions exceed the U.S. Holder’s tax basis in its Class A common shares, the excess will be treated as gain from the sale or exchange of its Class A common shares (see discussion below).

Disposition of Class A Common Shares

Subject to the above discussion of the PFIC rules and the below discussion relating to the potential application of Section 1248 of the Code, U.S. Holders will recognize capital gain or loss on the sale or other taxable disposition of the Class A common shares. If the holding period for the Class A common shares sold or otherwise disposed of exceeds one year, any gain recognized by a non-corporate U.S. Holder will be subject to tax at a maximum U.S. federal income tax rate of 20% and may also be subject to an additional 3.8% tax imposed on certain net investment income, as discussed below. With certain exceptions, any gain will be U.S. source gain and generally will be passive category income for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Under Section 1248 of the Code, if a U.S. Holder sells or exchanges Class A common shares and the U.S. Holder owned (directly, indirectly through certain entities or constructively) 10% or more of the total combined voting power of the voting stock of Accelerant when Accelerant was a CFC at any time during the 5-year period ending on the date of the sale or exchange, then any gain recognized on the sale or exchange of the stock will be treated as a dividend to the extent of Accelerant’s earnings and profits (determined under U.S. federal income tax principles) attributable to the stock accumulated during the period that the U.S. Holder held stock of Accelerant while Accelerant was a CFC (with certain adjustments). Whether Accelerant will be treated as a CFC will depend on its ownership following this offering. In addition, whether a U.S. Holder is treated as owning 10% or more of the total combined voting power of the voting stock of Accelerant is uncertain due to the complexity of the attribution rules contained in the Code. Accordingly, there can be no assurance that Section 1248 of the Code will not apply to a sale or exchange of our Class A common shares by a U.S. Holder.

Section 953(c)(7) of the Code provides that the rules of Section 1248 of the Code will also apply to the sale or exchange of shares in a non-U.S. corporation by a U.S. person (regardless of whether the person is a 10% U.S. Shareholder) if the non-U.S. corporation would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation and the non-U.S. corporation is (or would be but for certain exceptions) treated as a RPII CFC. If Section 1248 of the Code applies under such circumstances, gain on the disposition of shares in the non-U.S. corporation may be recharacterized as a dividend to the extent of the U.S. person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. person owned the shares (possibly whether or not those earnings and profits are attributable to RPII).

Accelerant does not directly engage in an insurance or reinsurance business, but the Non-U.S. Carriers do. The current Treasury regulations do not address whether the provisions of Section 953(c)(7) of the Code may apply with respect to the sale of stock in a non-U.S. corporation that is not a RPII CFC but has a non-U.S. subsidiary that is a RPII CFC and that would be taxed under the provisions of the Code applicable to U.S. insurance companies if it were a U.S. corporation. Accordingly, there can be no assurance that the IRS will not interpret these rules, or that the Treasury regulations will not be amended, to apply ordinary income treatment to a sale, exchange or other disposition of the Class A common shares on account of Accelerant’s ownership of the Non-U.S. Carriers.

Each U.S. Holder should consult its own tax advisor regarding the tax consequences of these rules on a sale, exchange or other disposition of the Class A common shares.

Tax-Exempt U.S. Holders

A tax-exempt U.S. Holder that owns (directly, indirectly through certain entities or constructively) any shares of stock in a CFC is generally required to treat as UBTI the portion of any amount of subpart F insurance income (including RPII) that such tax-exempt U.S. Holder is required to include in its gross income if such insurance income would be treated as UBTI if derived directly by such tax-exempt U.S. Holder. In addition, a tax-exempt U.S. Holder is expected to recognize UBTI if the Class A common shares owned by such U.S. Holder are considered debt-financed property. Each U.S. Holder that is a tax-exempt entity should consult its own tax advisor regarding the effects that the UBTI provisions may have on it and on its investment in the Class A common shares.

Foreign Tax Credit

Distributions on our Class A common shares that are treated as a dividends and current income inclusions under the PFIC, CFC and RPII rules generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” If, however, 50% or more (by vote or value) of Accelerant’s shares are treated as being owned by U.S. persons, the amount of any current income inclusions under the PFIC, CFC and RPII rules and dividends (including any gain from the sale, exchange or other disposition of Class A common shares that is treated as a dividend under Section 1248 of the Code) constituting income from sources outside the United States may be limited to the amount attributable to Accelerant’s income from sources outside the United States. Thus, it may not be possible for U.S. Holders to utilize excess foreign tax credits to reduce U.S. federal income tax on such income. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Net Investment Income Tax

A 3.8% tax is imposed on all or a portion of the net investment income of certain individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will include a U.S. Holder’s share of dividends and gain on the sale or other taxable disposition of our Class A common shares. Unless a U.S. Holder elects otherwise or holds its Class A common shares in connection with certain trades or businesses, the CFC and PFIC provisions generally will not apply for purposes of determining a U.S. Holder’s net investment income.

Reporting Requirements for U.S. Holders

Form 926 – A U.S. Holder who transfers cash to Accelerant in exchange for Class A common shares may be required to file Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS if (1) immediately after the transfer, such U.S. Holder holds, directly or indirectly, at least 10% of the total voting power or the total value of Accelerant, or (2) the amount of cash transferred by such U.S. Holder (or certain related persons) during the 12-month period ending on the date of the transfer exceeds $100,000.

Form 5471 – A U.S. Holder who is a 10% U.S. Shareholder or RPII Shareholder of Accelerant or certain of our non-U.S. corporate subsidiaries will be required to file Form 5471 (Information Return of U.S. Persons with Respect to Certain Foreign Corporations) with the IRS for one or more taxable years with respect to Accelerant or such subsidiary, as applicable. This information return requires certain disclosures concerning the filing shareholder, other 10% U.S. Shareholders and Accelerant or such subsidiary, as applicable.

Form 8621 – A U.S. person that is a shareholder of a PFIC is required to file Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS. If Accelerant is a PFIC in any year, U.S. Holders may be required to file Forms 8621 with the IRS with respect to Accelerant and any PFICs owned by Accelerant, directly or indirectly by application of certain attribution rules.

Form 8992 – A 10% U.S. Shareholder of a CFC generally is required to file Form 8992 (U.S. Shareholder Calculation of Global Intangible Low-Taxed Income (GILTI)) with the IRS.

Potential investors are urged to consult their tax advisors for advice regarding reporting on Forms 926, 5471, 8621 and 8992 and any other reporting requirements that may apply to their acquisition, ownership or disposition of our Class A common shares. Accelerant is not obligated to provide U.S. Holders with the information necessary to satisfy such reporting requirements. Failure to properly file such forms, if required, may result in the imposition of substantial penalties and an extension of the statute of limitations for the assessment of any U.S. federal income tax with respect to any tax return, event or period to which the information required to be reported on such forms relates.

Taxation of Non-U.S. Holders

For purposes of this discussion, you are a “Non-U.S. Holder” if you are a beneficial owner of our Class A common shares, you are not a U.S. Holder and you are not treated as a partnership for U.S. federal income tax purposes.

Distributions on Our Class A Common Shares

If Accelerant makes distributions on its Class A common shares, the distributions will be dividends for U.S. federal income tax purposes to the extent paid out of Accelerant’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends on Class A common shares will not be subject to U.S. federal income tax unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the dividends are attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

To the extent distributions exceed Accelerant’s current and accumulated earnings and profits, they will generally constitute a return of capital that will first reduce a Non-U.S. Holder’s basis in the Class A common shares, but not below zero, and then will be treated as gain from the sale or exchange of the Class A common shares (discussed below).

Dispositions of Our Class A Common Shares

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common shares unless (1) such gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) or (2) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or other taxable disposition occurs and certain other conditions are met.

Gain described in clause (1) immediately above will be subject to U.S. federal income tax in the manner described below under “Effectively Connected Income.” During each taxable year, a Non-U.S. Holder described in clause (2) immediately above will be subject to tax at a 30% rate (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale or other taxable disposition, which may be offset by capital losses of the Non-U.S. Holder during the taxable year allocated to U.S. sources.

Effectively Connected Income

Any dividend with respect to, or gain recognized upon the sale or other taxable disposition of, our Class A common shares that is effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Holder’s net effectively connected income, generally in the same manner as if the Non-U.S. holder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, such corporate Non-U.S. Holder may also be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Holders should consult their tax advisers regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder may be required to provide a certification on an applicable IRS Form W-8 to establish an exemption from such information reporting and backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder or Non-U.S. Holder will be allowed as a credit against the U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON-INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class A common shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our Class A common shares, as well as the consequences to you arising under the laws of your country of citizenship, residence, or domicile.

The following is a discussion of certain Cayman Islands income tax consequences of an investment in our Class A common shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our Class A common shares, as the case may be, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation, or capital gains tax and no estate duty, inheritance tax, or gift tax.

No stamp duty is payable in respect of the issue of Class A common shares or on an instrument of transfer in respect of an common share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) the Financial Secretary undertakes with Accelerant Holdings:

(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to us the Company or our operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of twenty years from June 27, 2023.

United Kingdom Tax Considerations

The following section is intended only as a general guide and does not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of Class A common shares. It is based on current UK tax law and on the current published practice of HMRC (which is not a statement of law and which may not be binding on HMRC), as of the date of this prospectus, both of which are subject to change at any time, possibly with retrospective effect. It is intended to address only certain UK tax consequences of the acquisition, holding and disposal of ordinary shares by persons who:

(a) are not resident in the UK for UK tax purposes (and, in the case of individuals, are not temporarily non-resident) (“Non-UK Holders”);

(b) are the absolute beneficial owners of their Class A common shares (and any dividends paid on them); and

(c) hold their Class A common shares as investments and not in connection with a trade or business carried on to any extent in the UK

This section does not address the UK tax consequences which may be relevant to certain classes of holders of Class A common shares, such as: market makers, intermediaries, traders, brokers or dealers in securities; financial institutions; insurance companies; investment companies; collective investment schemes; charities or tax-exempt organizations; pension schemes; trustees; persons who are connected with the Company or any member of a group of which the Company forms part; persons holding their Class A common shares as part of hedging or conversion transactions; and persons who have (or are deemed to have) acquired their Class A common shares by virtue of an office or employment or who have been officers or employees of the Company or a company forming part of a group of which the Company forms part.

This section is written on the basis that the Company is not resident in any jurisdiction for tax purposes other than the UK and does not (and will not) directly or indirectly derive 75% or more of its value from UK real estate.

The following is intended as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, Class A common shares. Accordingly, prospective subscribers for, or purchasers of, Class A common shares should consult their own tax advisors with respect to the UK tax consequences of the acquisition, ownership and disposal of Class A common shares in their specific circumstances.

Taxation of Dividends Paid on Class A Common Shares

Withholding Tax

Dividends paid by the Company in respect of Class A common shares will not be subject to any withholding or deduction at source for or on account of UK tax.

Income Tax

An individual Non-UK Holder should not be chargeable to UK income tax on dividends received from the Company, unless he or she carries on (whether solely or in partnership) any trade, profession, or vocation in the UK through a branch or agency in the UK in connection with which his or her Class A common shares are held.

Corporation Tax

A corporate Non-UK Holder should not be subject to UK corporation tax on dividends received from the Company, unless it carries on a trade in the UK through a permanent establishment in the UK to which its Class A common shares are attributable. A corporate Non-UK Holder who is carrying on a trade in the UK through a permanent establishment in the UK to which its Class A common shares are attributable will be subject to UK corporation tax on any dividend received from the Company, unless the dividend qualifies for exemption and certain conditions are met (including anti-avoidance conditions). Whether the dividend qualifies for exemption will depend on the circumstances of the particular corporate Non-UK Holder, although it is generally expected that dividends paid by the Company would normally qualify.

Taxation of Disposal of Class A Common Shares

A Non-UK Holder who does not carry on a trade in the UK through a branch or agency in the UK (in the case of individual Non-UK Holders) or a permanent establishment in the UK (in the case of corporate Non-UK Holders) to which the Class A common shares are attributable should not be liable for UK tax on capital gains realized on a sale or other disposal of Class A common shares.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

This section is intended as a general guide to the current position relating to UK stamp duty and SDRT and applies to any holders of Class A common shares irrespective of whether they are resident in the UK for UK tax purposes. It is written on the basis that HMRC regards the Depository Trust Company (“DTC”) as a clearance service for the purposes of UK stamp duty and SDRT and that no applicable election under section 97A(1) Finance Act 1986 has been made.

Issuance of Class A Common Shares

No stamp duty or SDRT should be payable on the issuance of Class A common shares by the Company.

Transfer of Class A Common Shares within the facilities of DTC

A transfer of Class A common shares within the facilities of DTC should not attract a charge to UK stamp duty or SDRT provided there is no written instrument of transfer.

Transfer of Class A Common Shares outside the facilities of DTC

If Class A common shares are withdrawn from the facilities of DTC, the UK stamp duty and SDRT treatment of a subsequent transfer of such Class A common shares outside the facilities of DTC is discussed below.

As the Company is not incorporated in the UK, no SDRT should be payable on the transfer of, or an agreement to transfer, Class A common shares provided that the Class A common shares are not registered in a register kept in the UK by or on behalf of the Company and are not paired with any shares issued by a UK incorporated company. It is not intended that such a register will be kept in the UK or that the Class A common shares will be so paired.

A transfer of Class A common shares should not attract a charge to UK stamp duty provided the relevant instrument of transfer is executed and retained outside the UK and does not relate to any property situated in the UK or to any matter or thing done or to be done in the UK. If the relevant instrument of transfer is executed in the UK or relates to any property situated, or to any matter or thing done or to be done, in the UK, then UK stamp duty will technically be payable at the rate of 0.5% of the consideration for the transfer (rounded up to the nearest £5). However, an exemption may be available if the amount or value of the consideration for such transfer is £1,000 or less. Further, even where an instrument of transfer is technically subject to UK stamp duty, such stamp duty may not need to be paid in practice unless it is necessary to rely on the instrument of transfer for legal purposes (for example, to register a change of ownership or in litigation in a UK court) and provided that the Class A common shares are not registered in a register kept in the UK. As a practical matter, therefore, a purchaser of Class A common shares may generally not have to pay UK stamp duty on a mandatory basis.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the Selling Shareholder have agreed to sell to them, severally, the number of Class A common shares indicated below:

Name	Number of Class A Common Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
RBC Capital Markets, LLC
Piper Sandler & Co. Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
TD Securities (USA) LLC
Citizens JMP Securities, LLC
FTP Securities LLC

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the Class A common shares subject to their acceptance of the shares from us and the Selling Shareholder subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common shares by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the Class A common shares, the offering price and other selling terms may from time to time be varied by the representative.

We and the Selling Shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to a maximum of  additional Class A common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholder. These amounts are shown

assuming both no exercise and full exercise of the underwriters’ option to purchase up to a maximum of    additional Class A common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The Selling Shareholder	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $    . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed  % of the total number of Class A common shares offered by them.

We have applied to list our common shares on the New York Stock Exchange under the trading symbol “ARX.”

We, the Selling Shareholder, and all directors and officers and the holders of all of our outstanding Class A common shares have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A common shares or any securities convertible into or exercisable or exchangeable for Class A common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common shares,

whether any such transaction described above is to be settled by delivery of Class A common shares or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A common shares or any security convertible into or exercisable or exchangeable for Class A common shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transfers of shares as a bona fide gift or bona fide estate planning purposes, by will, testament or intestate succession;

•	transfers of shares by operation of law, court order or regulatory agency;

•	transfers to any immediate family member or affiliate or the shareholder, director or officer, or any trust for the benefit of the shareholder, director or officer or their affiliates;

•

in the case of a corporation, partnership, limited liability company, or other business entity, transfers (i) to another corporation, partnership, limited liability, trust or other business entity controlling, controlled by, managed or managed by or under common control with an affiliate corporate or business entity or (ii) as part of a distribution or other transfer to general or limited partners, members or shareholders;

•

the issuance by the Company of Class A common shares upon the exercise of a restricted stock unit, an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	distributions by the Company of Class A common shares or other securities to limited partners or stockholders of a holder of lock-up securities;

•

transfers pursuant to a bona fide third-party tender offer, take-over bid, merger, amalgamation, consolidation or other similar transaction made to all holders of the Company’s securities and approved by the Board of Directors involving a change of control; provided that in the event that such transaction is not completed, such lock-up securities would remain subject to the terms of the lock-up agreement;

•

transactions by any person other than us relating to Class A common shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the Class A common shares or other securities acquired in such open market transactions, unless such filing indicates that such transaction was made in connection with a bona fide gift; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common shares, provided that (i) such plan does not provide for the transfer of Class A common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common shares may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A common shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In the event a release from a lock-up agreement is granted to any officer, director, or holder of greater than 1% of the Company’s total outstanding Class A common shares, other holders of lock-up securities will have pro rata release rights on the same terms; provided, however that pro rata release rights will not be applied in connection with any such release (i) to the extent that all such releases granted constitute in the aggregate an amount less than 1% of the Company’s total outstanding Class A common shares and no releases are granted to any officer, director, or shareholder subject to Section 16 reporting under the Exchange Act; (ii) granted in connection with an underwritten primary or secondary offering during the restricted period; or (iii) in the case of a release granted due to an emergency or hardship of a holder of lock-up securities in the judgment of Morgan Stanley & Co. LLC.

In order to facilitate the offering of the Class A common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the underwriters’ option to purchase additional Class A common shares. The underwriters can close out a covered short sale by exercising their option to purchase additional Class A common shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional Class A common shares. The underwriters may also sell shares in excess of the option to purchase additional Class A common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common shares in the open market to stabilize the price of the Class A common shares. These activities may raise or maintain the market price of the Class A common shares above independent market levels or prevent or retard a decline in the market price of the Class A common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholder, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of Class A common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price was determined by negotiations between us, the Selling Shareholder, and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the Class A common shares offered hereby, at the initial public offering price, to offer to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The underwriters will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. The number of Class A common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that has either (i) been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) the Class A common shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”)) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (the “CO”)) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Brazil

The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (the “ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The Class A common shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A common shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A common shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A common shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A common shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common shares, offer, transfer, assign or otherwise alienate those shares of Class A common shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

China

This prospectus will not be circulated or distributed in the People’s Republic of China (the “PRC”), and the Class A common shares will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

France

Neither this prospectus nor any other offering material relating to the Class A common shares offered by this prospectus has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common shares has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common shares has been or will be:

(a)	released, issued, distributed, or caused to be released, issued, or distributed to the public in France; or

(b)	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

(a)

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)

in a transaction that, in accordance with Article L.411-2-I-1° -or-2° -or 3° of the French Code monétaire et inancier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The Class A common shares may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold, or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”), pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the Class A common shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the Class A common shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CSA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

United Arab Emirates

The Class A common shares have not been and are not being publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Center (the “DIFC”)) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

The validity of our Class A common shares and certain other matters of Cayman Islands law will be passed upon for us by Maples and Calder (Cayman) LLP. Certain other matters will be passed upon for us by Sidley Austin LLP. A partner of Sidley Austin LLP beneficially owns less than 1% of our outstanding Class A common shares. Certain legal matters in connection with this offering will be passed upon for the underwriters by Conyers Dill & Pearman LLP and Ropes & Gray LLP, New York, New York.

EXPERTS

The consolidated financial statements of Accelerant Holdings and its subsidiaries as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Accelerant Holdings LP and its subsidiaries as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common shares to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to us and our Class A common shares offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

The SEC maintains a website that contains reports, proxy statements, and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy, and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website, www.accelerant.ai. The contents of, or other information accessible through, our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common shares. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Accelerant Holdings

c/o Accelerant Re (Cayman) Ltd.

Unit 106, Windward 3, Regatta Office Park,

West Bay Road, Grand Cayman

Accelerant Holdings

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Accelerant Holdings

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Accelerant Holdings and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Company’s auditor since 2021.

Accelerant Holdings

Consolidated Balance Sheets

	December 31,
	2024	2023
(expressed in millions of US dollars, except share data)
Assets
Investments
Short-term investments available for sale, at fair value (amortized cost 2024: $65.0 and 2023: $8.0)	$64.8	$8.0
Fixed maturity securities available for sale, at fair value (amortized cost 2024: $485.6 and 2023: $87.1)	479.5	86.5
Equity securities, at fair value (cost 2023: $115.2)	—	116.7
Equity method investments	18.2	15.7
Other investments	45.3	25.5

Total investments	607.8	252.4
Cash, cash equivalents and restricted cash (1)	1,273.0	775.4
Premiums receivable (net of allowance 2024: $2.4 and 2023: $2.7) (1)	791.9	479.2
Ceded unearned premiums	1,558.4	920.6
Reinsurance recoverables on unpaid losses and LAE	1,069.5	605.5
Other reinsurance recoverables	364.3	374.5
Deferred acquisition costs	60.7	53.0
Goodwill and other intangible assets, net (1)	64.0	51.5
Capitalized technology development costs (1)	83.6	69.1
Other assets (1)	221.7	156.0

Total assets	$6,094.9	$3,737.2

Liabilities and equity
Unpaid losses and loss adjustment expenses	$1,294.4	$772.5
Unearned premiums	1,803.2	1,152.1
Payables to reinsurers	1,109.0	482.9
Deferred ceding commissions	193.0	120.4
Funds held under reinsurance	746.9	544.1
Insurance balances payable (1)	201.8	127.3
Debt	121.4	120.3
Accounts payable and other liabilities (1)	198.2	130.9

Total liabilities	5,667.9	3,450.5
Commitments and contingencies (Note 19)
Equity
Redeemable preference shares
Class C convertible preference shares (issued and outstanding 2024: 66,411)	104.4	—

Shareholders’ equity
Convertible preference shares:
Class A (issued and outstanding 2024: 250,457 and 2023: 249,582)	236.7	236.7
Class B (issued and outstanding 2024: 150,231 and 2023: 149,707)	145.1	145.1
Common shares (par value $0.0001 per share, issued and outstanding 2024: 1,986,221 and 2023: 1,979,284) (2)	—	—
Additional paid-in capital	124.8	146.2
Accumulated other comprehensive loss	(19.5)	(7.5)
Accumulated deficit	(182.8)	(210.0)

Total Accelerant shareholders’ equity	304.3	310.5

Non-controlling interests	18.3	(23.8)

Total equity	427.0	286.7

Total liabilities and equity	$6,094.9	$3,737.2

(1)	See Note 6 for details of balances as of December 31, 2023 that were associated with consolidated variable interest entities.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings

Consolidated Statements of Operations

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Revenues
Ceding commission income	$249.5	$164.2	$44.3
Net earned premiums	226.6	105.1	141.2
Direct commission income	66.7	37.6	34.5
Net investment income	38.9	19.3	2.6
Net realized gains (losses) on investments	1.9	0.5	(3.9)
Net unrealized gains on investments	19.0	17.3	0.3

Total revenues	602.6	344.0	219.0
Expenses
Losses and loss adjustment expenses	167.3	80.3	99.5
Amortization of deferred acquisition costs	81.4	49.9	35.0
General and administrative expenses	227.5	169.2	115.6
Technology and development operating expenses	13.4	8.5	8.2
Interest expenses	12.1	10.9	4.2
Depreciation and amortization	26.6	14.5	5.8
Other expenses	47.4	51.1	33.6
Net foreign exchange (gains) losses	(5.1)	3.5	1.4

Total expenses	570.6	387.9	303.3

Income (loss) before income taxes	32.0	(43.9)	(84.3)
Income tax expense	(9.1)	(20.2)	(11.3)

Net income (loss)	22.9	(64.1)	(95.6)
Adjustment for net loss attributable to non-controlling interests	4.3	15.3	3.9

Net income (loss) attributable to Accelerant	$27.2	$(48.8)	$(91.7)

Net income (loss) attributable to Accelerant per common share:
Basic	$13.71	$(24.66)	$(46.33)
Diluted	$11.40	$(24.66)	$(46.33)
Weighted-average common shares outstanding:
Basic	1,983,795	1,979,284	1,979,284
Diluted	2,386,353	1,979,284	1,979,284

See accompanying notes to the consolidated financial statements.

Accelerant Holdings

Consolidated Statement of Comprehensive Income (Loss)

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Net income (loss)	$22.9	$(64.1)	$(95.6)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(4.9)	1.8	(17.1)
Unrealized (losses) gains on fixed maturity securities	(5.7)	1.4	(1.6)

Other comprehensive (loss) income, net of tax	(10.6)	3.2	(18.7)

Total comprehensive income (loss)	12.3	(60.9)	(114.3)

Adjustment for comprehensive loss attributable to non-controlling interests	2.9	15.5	3.6

Comprehensive income (loss) attributable to Accelerant	$15.2	$(45.4)	$(110.7)

See accompanying notes to the consolidated financial statements.

Accelerant Holdings

Consolidated Statements of Equity

Years Ended December 31, 2024, 2023 and 2022

(expressed in millions of US dollars)	Class C convertible preference shares	Class A convertible preference shares	Class B convertible preference shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total Accelerant shareholders’ equity	Non-controlling interests	Total equity
Balance, January 1, 2022	$—	$173.8	$—	$145.5	$8.1	$(69.5)	$257.9	$(1.8)	$256.1
Net loss	—	—	—	—	—	(91.7)	(91.7)	(3.9)	(95.6)
Other comprehensive income (loss)	—	—	—	—	(19.0)	—	(19.0)	0.3	(18.7)
Issuance of convertible preference shares (1)	—	62.9	144.4	—	—	—	207.3	—	207.3
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	(1.8)	(1.8)
Issuance of non-controlling interests	—	—	—	—	—	—	—	2.7	2.7

Balance, December 31, 2022	$—	$236.7	$144.4	$145.5	$(10.9)	$(161.2)	$354.5	$(4.5)	$350.0
Net loss	—	—	—	—	—	(48.8)	(48.8)	(15.3)	(64.1)
Other comprehensive income (loss)	—	—	—	—	3.4	—	3.4	(0.2)	3.2
Issuance of convertible preference shares	—	—	0.7	—	—	—	0.7	—	0.7
Share-based compensation	—	—	—	4.8	—	—	4.8	—	4.8
Acquisition of non-controlling interests in subsidiaries	—	—	—	(4.1)	—	—	(4.1)	(1.4)	(5.5)
Issuance of non-controlling interests	—	—	—	—	—	—	—	0.5	0.5
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	(2.9)	(2.9)

Balance, December 31, 2023	$—	$236.7	$145.1	$146.2	$(7.5)	$(210.0)	$310.5	$(23.8)	$286.7
Net income (loss)	—	—	—	—	—	27.2	27.2	(4.3)	22.9
Other comprehensive (loss) income	—	—	—	—	(12.0)	—	(12.0)	1.4	(10.6)
Issuance of convertible preference shares and contingently issuable detachable warrants	104.4	—	—	10.1	—	—	10.1	—	114.5
Acquisition of non-controlling interests in previously consolidated variable interest entities (2)	—	—	—	(39.9)	—	—	(39.9)	39.9	—
Share-based compensation	—	—	—	8.4	—	—	8.4	—	8.4
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	(3.5)	(3.5)
Issuance of non-controlling interests (3)	—	—	—	—	—	—	—	8.6	8.6

Balance, December 31, 2024	$104.4	$236.7	$145.1	$124.8	$(19.5)	$(182.8)	$304.3	$18.3	$427.0

(1)

Issuance of convertible preference shares included net cash proceeds of $204.8 million and $2.5 million related to a non-cash financing activity consisting of the issuance of 2,500 Class A convertible preference shares to a related party. For further information, refer to Note 16.

(2)	For further information related to this acquisition and the corresponding issuance of convertible preference and common shares, refer to Note 6.
(3)	Refer to Note 17 for information related to the acquisition of a controlling interest in a subsidiary which gave rise to recognition of a non-controlling interest in consolidation.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings

Consolidated Statement of Cash Flows

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$22.9	$(64.1)	$(95.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash revenues, expenses, gains and losses included in net income (loss):
Realized (gains) losses on investments	(1.9)	(0.5)	3.9
Unrealized gains on investments	(19.0)	(17.3)	(0.3)
Earnings from equity method investments	(2.3)	(2.9)	(1.0)
Share-based compensation expense	8.4	4.8	—
Depreciation and amortization	26.6	14.5	5.8
Deferred income tax (benefits) expenses	(40.9)	0.3	(5.8)
Net gain on commutation	—	(4.8)	—
Net foreign exchange (gains) losses	(5.1)	3.5	1.4
Net accretion of discount on fixed maturity securities and short-term investments	(5.7)	(0.5)	(0.1)
Other, net	1.6	0.8	0.1
Changes in operating assets and liabilities:
Premiums receivable	(319.0)	(221.8)	(114.9)
Ceded unearned premiums	(648.3)	(285.7)	(376.4)
Reinsurance recoverables on unpaid losses and LAE	(471.0)	(252.9)	(180.7)
Other reinsurance recoverables	7.5	(162.0)	(74.5)
Deferred acquisition costs (1)	(8.2)	(19.3)	(16.9)
Unpaid losses and loss adjustment expenses	540.3	326.7	241.2
Unearned premiums	674.8	377.0	422.8
Payables to reinsurers	636.4	215.2	105.0
Deferred ceding commissions	68.4	32.6	59.4
Funds held under reinsurance	203.0	303.4	100.7
Insurance balances payable	72.5	105.0	6.7
Other assets, accounts payable and other liabilities	44.7	(62.0)	(13.3)

Net cash provided by operating activities	785.7	290.0	67.5
Cash flows from investing activities
Proceeds from sales of:
Equity securities	114.8	88.6	126.0
Fixed maturity securities	84.3	41.5	14.4
Other investments	0.3	—	—
Maturities of fixed maturity securities	18.6	10.7	4.5
Payments for purchases of:
Equity securities	—	(46.9)	(201.3)
Fixed maturity securities	(500.7)	(73.8)	(56.1)
Equity method investments	(4.3)	(0.9)	(9.5)
Other investments	(0.4)	(0.6)	(6.3)
Net change in short-term investments	(56.5)	(0.7)	8.4
Purchases of subsidiaries, net of cash acquired	(0.5)	2.8	(1.7)
Capitalized technology development expenditures	(34.4)	(32.6)	(26.7)
Other, net	(1.3)	(0.7)	0.6

Net cash (used in) provided by investing activities	(380.1)	(12.6)	(147.7)
Cash flows from financing activities
Issuance of convertible preference shares, net of issuance costs (2)	114.5	0.7	204.8
Issuance of debt, net of issuance costs	49.7	20.0	54.1
Payment of debt	(50.4)	(2.0)	(1.5)
Acquisition of non-controlling interests in subsidiaries	—	(5.5)	0.4
Dividends paid to non-controlling interest	(3.5)	(2.9)	(1.8)

Net cash provided by financing activities	110.3	10.3	256.0
Net increase in cash, cash equivalents and restricted cash	515.9	287.7	175.8
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	(18.3)	4.1	(15.5)
Cash, cash equivalents and restricted cash at beginning of year	775.4	483.6	323.3

Cash, cash equivalents and restricted cash at end of year	$1,273.0	$775.4	$483.6

(1)	Deferred acquisition costs are reduced by the ceding commissions recorded as a reimbursement for acquisition costs of insurance contracts subject to reinsurance.
(2)

Issuance of convertible preference shares is net of issuance expenses of $10.7 million, $0.2 million and $9.8 million for the years ended December 31, 2024, 2023 and 2022. The 2024 issuance of preference shares included contingently issuable detachable warrants.

Accelerant Holdings

Consolidated Statement of Cash Flows (continued)

See accompanying notes to the consolidated financial statements.

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Supplemental cash flows information:
Interest on debt paid	$11.1	$10.1	$3.4
Income taxes paid	45.5	20.2	21.1
Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	1,225.7	775.4	482.0
Restricted cash and cash equivalents	47.3	—	1.6

Total cash, cash equivalents and restricted cash	$1,273.0	$775.4	$483.6

Supplemental non-cash activity information:

For the year ended December 31, 2024, we had non-cash financing activities consisting of the issuance of common shares with a fair value of $7.0 million as consideration for the acquisition of all the outstanding common equity ownership interest in Mission, together with the issuance of convertible preference shares as an anti-dilutive measure to existing shareholders for no consideration. For further information on the Mission acquisition, refer to Note 6.

For the year ended December 31, 2023, we had non-cash operating activities related to a loss portfolio transfer reinsurance contract and a commutation agreement. See Note 8 for further detail regarding these reinsurance transactions.

For the year ended December 31, 2022, we had non-cash financing activities consisting of the issuance of 2,500 Class A convertible preference shares to a related party consisting of 2,000 shares issued in settlement of an outstanding payable balance of $2.0 million and 500 shares purchased by the related party by way of a $0.5 million loan funded by us. In addition, non-controlling interest increased by $2.3 million due to our acquisition of subsidiaries.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings

Notes to Consolidated Financial Statements

1. Nature of business and basis of presentation

Nature of business

Accelerant Holdings, together with its subsidiary companies (“Accelerant”, “we”, “us”, “our” or the “Company”), connects selected specialty insurance underwriters (“Members”) with risk capital partners through its data-driven risk exchange (the “Risk Exchange”). The Company, together with its risk capital partners, provide property and casualty insurance to policyholders via its network of Members, which are typically Managing General Agents (“MGAs”). The Company focuses on small-to-medium sized commercial clients primarily in the United States (“US”), Europe (“EU”), Canada and the United Kingdom (“UK”).

The Company is the primary operating holding company of the Accelerant group of companies (the “Group”). The ultimate parent company of the Group is Accelerant Holdings LP (“Holdings LP”), a Cayman exempted limited partnership entity.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are presented in US Dollars and all amounts are in millions, except for the number of shares, per share amounts and the number of securities. Certain prior year comparative information has been reclassified to conform to the current presentation.

2. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include all the controlled subsidiaries, generally through a greater than 50% ownership of voting rights and voting interests (“VOE”), and variable interest entities (“VIEs”) of which we are the primary beneficiary. Non-controlling interests consist of equity that is not attributable directly or indirectly to us. Equity investments in entities that are not consolidated in which we have significant influence over the operating and financial policies are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable interest entities

VIEs are required to be consolidated by the entity deemed to be the primary beneficiary which is defined as the investor that has the power to direct the activities of the VIE and will absorb a portion of the VIEs expected losses or residual returns that could potentially be significant to the VIE.

To determine whether the Company has a variable interest in a VIE, we analyze whether we are the primary beneficiary of the VIE by considering:

•	the VIE’s purpose and design, including the risks the VIE intended to pass through to its variable interest holders;

•	the VIE’s capital structure;

•	the terms between the VIE and its variable interest holders and other parties involved with the VIE;

•	which variable interest holders have the power to direct the activities of the VIE, including those that most significantly impact the VIE’s economic performance;

•	which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE, particularly those that could potentially be significant to the VIE; and

•	any relevant related party relationships.

We reassess our determination of whether we are the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially change our assessment (i.e., reconsideration events).

Foreign operations remeasurement and translation

The functional currency for each of our operating subsidiaries is generally the currency of the local operating environment. Transactions in currencies other than the local operation’s functional currency are remeasured into the functional currency and the resulting foreign exchange gains or losses are reflected in our consolidated statements of operations. Functional currency assets and liabilities are translated into our reporting currency, US dollars, using period end exchange rates and the related translation adjustments are recorded as a separate component of other comprehensive (loss) income within shareholders’ equity. Amounts included in our consolidated statements of operations are translated using the applicable exchange rates existing during the annual period.

Business combinations

The acquisition method of accounting is used to account for all business combinations. The consideration transferred for the acquisition of an entity is comprised of the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued;

•	fair value of any asset or liability resulting from additional consideration arrangements; and

•	fair value of any pre-existing equity interest (non-controlling interest upon consolidation) in the subsidiary.

Identifiable assets acquired (including intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognize any non-controlling interests in the acquired entity at fair value. Acquisition-related costs are expensed as incurred.

Goodwill for business combinations is recorded as the excess of the consideration transferred, over the fair value of the net identifiable assets acquired.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in our consolidated financial statements include, but are not limited to, unpaid losses and loss adjustment expenses (“LAE”), reinsurance recoverables on unpaid losses, direct and ceding commission income subject to sliding scale adjustments based on actual and expected loss ratios of the underlying insurance policies, valuation allowance on deferred income taxes, fair values of investments, valuation allowance for expected credit losses, recoverability of goodwill and other intangible assets, and useful economic lives of intangible assets.

Premiums

Premiums are generally recorded as written upon inception of the policy, less cancellations. Premiums written are based on contract and policy terms. Premiums are primarily earned in proportion to the amount of insurance protection provided over the term of the insurance contract. Unearned premiums represent the portion of premiums written applicable to the unexpired term of the related policy.

A premium deficiency occurs if the sum of anticipated losses and loss adjustment expenses and deferred acquisition costs (“DAC”) exceed the sum of anticipated investment income and unearned premiums. A premium deficiency is recorded by charging any deferred acquisition costs to expenses to the extent required to eliminate the deficiency. If the premium deficiency exceeds deferred acquisition costs, then a liability is accrued for the excess deficiency. No such deficiency has been recognized as of and for the years ended December 31, 2024, 2023 and 2022.

Deferred policy acquisition costs

Policy acquisition costs represent the costs directly related to the successful acquisition of new and renewal insurance contracts. The costs are deferred and amortized over the same period in which the related premiums are earned. The costs principally consist of commissions, brokerage, premium tax expenses and direct agency costs. The amounts presented within our consolidated balance sheets pertain to the DAC associated with the retained portion of insurance policies we issue, as the acquisition costs associated with the ceded portion of the insurance policies are offset by ceding commissions received from our reinsurance providers. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. Unrecoverable deferred policy acquisition costs are expensed in the period identified.

Ceding commission income

We cede a significant portion of our premiums written to reinsurance companies. This generates ceding commissions which are recorded as a reimbursement for (and reduction of) the pro-rata share of the acquisition costs related to the insurance contracts subject to the reinsurance. Ceding commissions that are more than the proportionate amount of the DAC of the business ceded are deferred and amortized over the same period in which the related premium is earned. The amortization of the excess deferred ceding commissions is recorded as a component of “Ceding commission income” within our consolidated statements of operations.

Certain ceding commissions are subject to sliding scale adjustments based on the actual loss experience of covered insurance contracts. These adjustments often occur well after the ceding commissions are earned based on the development of longer-tail insurance liabilities. In those instances, the commission adjustments are recorded directly as income or loss when determined because they are no longer subject to deferral as the underlying policy periods have ended. Accordingly, in all cases, we adjust ceding commissions as of the reporting date for our best estimate of loss experience for reinsured insurance contracts. Total ceding commission income earned was $249.5 million, $164.2 million and $44.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Direct commission income

The Company operates its Risk Exchange (within the Exchange Services segment - refer to Note 3), its own insurance agencies (that place insurance coverage through a network of MGAs, including independent, partially owned and wholly owned MGAs) and (re)insurance companies. The Risk Exchange generates revenue primarily through commission paid by affiliated and third-party insurance carriers for various agency services and fees paid by third-party reinsurance brokers for placement services.

Our insurance agencies operate through a network of MGAs and third-party claim administrators (“TPAs”) that execute various activities on behalf of the Risk Exchange in return for commissions. Transactions among third-

parties are reflected in our financial statements, while commissions and other amounts paid by and among wholly-owned entities are eliminated in consolidation.

The Exchange Services segment recognizes revenue as direct commission income on a net basis, with its commission income offset by the commission expense paid to MGAs, reflecting that Exchange Services acts in an agency capacity on behalf of the insurance companies in connection with its performance obligations for underwriting, binding, and placement of insurance coverage.

Exchange Services also acts in a principal capacity for the post-placement obligations such as supporting the adjudication of large claims through management of various third-party administrators which perform claims handling and settlement services.

We estimate the stand-alone selling price for each separate performance obligation and allocates the total commission income between the performance obligations. The commissions allocated to the performance obligation of underwriting, binding and placement of insurance coverage are earned upon the effective date of the insurance policy, while the corresponding price allocated to post-placement obligations are recognized over time as the performance obligations are fulfilled on a straight-line basis.

Commissions paid by third-party insurance carriers are also subject to certain contractual clauses that give rise to variable consideration as follows:

•	the commissions received are subject to adjustment based on the loss experience in the underlying policies; and

•	the commissions are also subject to return if there are cancellations of the underlying policies.

Commission revenue is only recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. A commission refund liability is estimated for the potential return of commissions.

Legacy business: Prior to Accelerant’s commencement of underwriting activities in mid-2020, we contracted with other (re)insurance companies in exchange for direct commission income. Such legacy business is subject to sliding scale commissions based on loss experience for the subject insurance policies (whereby favorable development will result in incremental commission income and adverse development will result in a reversal of commission income). For the years ended December 31, 2024, 2023 and 2022, total commission (reversals) income due to (adverse) favorable development related to the Company’s legacy business was $(9.6) million, $(5.1) million and $6.9 million, respectively. The total commission refund liability associated with this arrangement was $38.8 million and $29.8 million as of December 31, 2024 and 2023, respectively.

The premiums written under the legacy business were fully reinsured with a third-party reinsurance company, which in turn was subject to a quota share retrocession arrangement that included a requirement to post collateral and funds withheld. As of December 31, 2024 and 2023, there were $18.2 million and $20.0 million, respectively, of aggregate funds withheld and collateral under the retrocession contract recognized as an asset within the Company’s balance sheet. The balances are reviewed periodically and are adjusted where required, in line with the claims settlement payments and related experience of the retrocession contract.

General and administrative expenses

General and administrative expenses primarily consist of salaries, employee benefits and other general operating expenses and are expensed as incurred.

Technology and development operating expenses

Technology and development operating expenses consist primarily of salaries and associated costs of the ongoing development, maintenance and administration of the Risk Exchange technology.

Other expenses

Other expenses represent costs related to our non-core business operations, primarily related to our global enterprise resource planning system and integrated financial reporting systems, charges related to stock-based compensation, legal and advisory costs in connection with corporate development activities including mergers and acquisitions, capital raising activities and entity formation costs that support our growing business.

Income taxes

The provision for income tax recognized in our consolidated statements of operations consists of current and deferred tax. The calculation of current and deferred tax is based on tax rates and tax laws which have been enacted in the reporting period. The deferred tax assets and liabilities result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of assets and liabilities used in the various jurisdictional tax returns.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on forecasted future operating results, adjusted for significant non-taxable income and expenses, and specific limits on the use of any unused tax losses or credits. A valuation allowance against deferred tax assets is recorded, if it is more likely than not, that all, or some portion of, the benefits related to these deferred tax assets will not be realized.

Deferred tax liabilities are generally recognized in full, with limited exceptions. Potential tax implications of repatriation from our unremitted earnings that are indefinitely reinvested are driven by facts at the time of distribution. Therefore, it is not practicable to estimate the income tax liabilities that might be incurred if such earnings were remitted. We review all tax positions and determine whether our position is more likely than not to be sustained, upon examination by regulatory authorities. Recognized income tax positions are measured at the largest amount, which has a greater than 50 percent likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We classify all interest and penalties (if any) related to uncertain tax positions as income tax expense. We did not incur any interest and penalties related to uncertain tax positions, for the years ended December 31, 2024, 2023 and 2022. We did not have any unrecognized tax benefits associated with any uncertain tax positions for the year ended December 31, 2024.

Cash, cash equivalents and restricted cash

Cash consists primarily of cash on hand and bank deposits. Cash equivalents are short-term, highly liquid investments that mature within three months from the date of acquisition and are stated at amortized cost, which approximates fair value. Our restricted cash balances are held in segregated accounts and are legally restricted as to withdrawal or usage.

Investments

Short-term investments consist of investments with a maturity greater than three months to one year from the date of purchase and are carried at fair value.

Investments in fixed maturity securities consist of bonds with a maturity of greater than one year from the date of purchase. The amortized cost basis of fixed maturity securities is adjusted for the amortization of premiums and accretion of discounts. This amortization or accretion is included in periodic income in our consolidated statements of operations. Our investments in fixed maturity securities are considered available-for-sale and are carried at fair value. Changes in the fair value of available-for-sale investments are recognized as a separate component of shareholders’ equity (other comprehensive income (loss)) until realized. Fair value of these investments is estimated using prices obtained from third-party pricing services, where available.

Our equity securities consist of interests in investment funds that primarily invest in debt securities. Equity securities are measured at fair value with changes in fair value recognized in “Net unrealized gains on investments” in our consolidated statements of operations. Dividends on equity securities and other investments are included in “Net investment income” on the ex-dividend date in our consolidated statements of operations. Realized gains and losses on disposition of investments are based on specific identification of investments sold on the trade date. Interest, dividend income and amortization of fixed maturity market premiums and discounts related to these securities are recorded in “Net investment income,” net of investment management and custody fees, in our consolidated statements of operations.

We have certain unconsolidated investments where we have significant influence over the operating and financial policies of the investee. We account for these investments under the equity method, whereby we record our proportionate share of income or loss from such investments in our results for the period in “Net investment income” in our consolidated statements of operations. Any decline in value of equity method investments we consider to be other-than temporary is charged to income in the period in which it is determined.

Other investments include investments in limited partnership and private equity investments in operating entities, as well as associated warrants to acquire additional ownership interests, whereby we elected the measurement alternative to carry such investments at cost, less any impairment and to mark to fair value when observable prices in identical or similar investment from the same issuer occur. The Company recorded $19.8 million, $12.1 million and $3.5 million of income related to these investments for the years ended December 31, 2024, 2023 and 2022, respectively.

We have elected to classify distributions received from equity method investees using the cumulative earnings approach where distributions received are considered returns on investment and are classified as cash inflows from operating activities unless the amount of cumulative distributions received exceed cumulative earnings and are thereby determined to be returns of investment (that would then be classified as cash inflows from investing activities). Any distribution from investments accounted for under the measurement alternative are classified as investing activities.

Fair value measurement

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date, in the principal or most advantageous market for the asset or liability, in an orderly transaction between willing market participants. A three-tier hierarchy is established as a basis for considering such assumptions, and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are:

•	Level 1: Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities;

•

Level 2: Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data; and

•

Level 3: Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made when there is little, if any, market activity for the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, we consider factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

We perform valuations for financial reporting purposes. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information.

We use prices from independent pricing vendors to determine fair value estimates of investment funds, which are based on quoted prices in an active market and are disclosed as Level 1. Our internal price validation procedures and review of fair value methodology documentation provided by independent pricing vendors has not historically resulted in adjustments to the prices obtained from the pricing service. The independent pricing services used by our vendors obtain actual transaction prices for securities that have quoted prices in active markets. We derive the fair value of fixed maturity securities principally from market price data for identical assets from exchange or dealer markets and from market observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals and are disclosed as Level 2. Rights to acquire equity interests, including warrants, are disclosed as Level 3 due to the use of significant unobservable inputs. We use valuation techniques that rely on internally developed models and reported values from investment managers rather than quoted prices or observable market data. The market for these investments is illiquid and there is no active market.

Premiums receivable

Premiums receivable include insurance premiums that are both amounts currently due and not yet due from policyholders as well as amounts due from agents. The balance is reported net of a valuation allowance for expected credit losses. Such allowance is based upon ongoing review of amounts outstanding, the length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. As of December 31, 2024 and 2023, we had valuation allowance for expected credit losses of $2.4 million and $2.7 million, respectively.

Goodwill and other intangible assets

Goodwill represents the excess of acquisition costs over the net fair value of identifiable assets acquired and liabilities assumed in a business combination at the date of acquisition. Goodwill is allocated to reporting units based on the expected benefit from the business combination. Goodwill is deemed to have an indefinite life and is not amortized, but rather is tested at least annually for impairment. If the goodwill asset is determined to be impaired, it is written down in the period in which the determination is made.

We perform our annual goodwill impairment assessment as of October 1 each year, or more frequently if indicators of impairment exist. For goodwill impairment testing, we have the option to first assess qualitative factors to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of the reporting unit is greater than the carrying amount. If our assessment indicates less than a 50 percent probability that the fair value of a reporting unit is greater than the carrying value or otherwise we elect to bypass the qualitative assessment, we quantitatively estimate the reporting unit’s fair value. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

We determine the fair value of the reporting units using the income approach or the market approach. Under the income approach, we estimate the fair value of a reporting unit based on the present value of estimated future cash flows. We prepare cash flow projections based on our estimates of revenue growth rates and operating margins, taking into consideration the historical performance and the current macroeconomic industry and market conditions. Under the market approach, we estimate fair value based on market multiples of earnings, derived from comparable publicly traded companies, with similar characteristics as the reporting unit.

Other intangible assets include finite-lived intangible assets that relate to customer relationships and trademarks. Finite-lived intangible assets are recognized at fair value on the acquisition date and amortized over their estimated useful lives. Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, generally five to fifteen years, and are reviewed for impairment when events and circumstances indicate that their carrying value may not be recoverable. Estimated useful lives of finite-lived intangible assets are required to be reassessed on at least an annual basis.

Other indefinite-lived intangible assets relate to insurance licenses and are not amortized. We test such assets for impairment annually as of October 1 or more frequently when events and circumstances indicate that their carrying value may not be recoverable.

Capitalized technology development costs

We develop internal-use software and implements cloud-computing arrangement software. We capitalize certain of those costs based on the nature of the development activities being performed, including coding, software installation, testing and significant upgrades or enhancements to existing software that result in additional functionality. Costs capitalized to develop internal-use software are amortized using the straight-line method over the estimated useful life, which we generally estimate to be five years, beginning when the software is substantially complete and ready for its intended use. Costs capitalized to implement cloud computing arrangements, are amortized over the term of the hosting arrangement using the straight-line method. Costs associated with activities not described above are expensed as incurred.

We periodically assess the capitalized software’s estimated useful lives and potential impairment indicators when there is risk such costs may not be recoverable.

Unpaid losses and loss adjustment expenses

Our reserves for losses and LAE include estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported (“IBNR”). It represents our best estimate of the unpaid portion of ultimate costs, of all reported and unreported loss incurred through the balance sheet date and is based upon the assumption that past developments are an appropriate indicator of future events amongst other factors. The reserves are based on individual claims, case reserves and other reserves estimates reported, as well as our actuarial estimates of ultimate losses.

Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Ultimate losses may vary materially from the amounts provided in our consolidated financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in our consolidated statements of operations in the period in which they become known and we account for them as changes in estimates. The unpaid losses and LAE are presented on an undiscounted basis.

The process of establishing unpaid losses and LAE can be complex and is subject to considerable uncertainty, as it requires the use of informed estimates and judgments based on circumstances known at the date of accrual. Our estimates and judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed as new or improved methodologies are developed. The adequacy of the reserves may be impacted by future trends in claims severity, frequency, payment patterns and other factors. These variables are affected by both external and internal events, including but not limited to, changes in the economic cycle, inflation, natural or human-made catastrophes and legislative changes.

Total IBNR reserves are determined by subtracting payments and case reserves implied from the ultimate loss and LAE estimates. Ultimate loss and LAE are estimated utilizing generally accepted actuarial loss reserving methods. The reserving methods we employ include the Chain Ladder, Bornheutter-Ferguson and Initial Expected Loss Ratio methods. Reportable catastrophe losses are analyzed and reserved separately using a frequency and severity approach. The methods all involve aggregating paid and case-incurred loss data by underwriting year and development month, segmented into MGAs and products or lines of business as deemed appropriate and material. Our ultimate loss selections for each year tend to be based upon the Chain Ladder results for the older years and the Bornheutter-Ferguson method for the most recent years.

Because we have limited data to assess our own claims experience given the recently formed nature of our business, we use industry and peer-group data, in addition to our own data, as a basis for selecting our expected paid and reporting patterns.

The recorded reserves represent our best estimate of ultimate liabilities, based on currently known facts, current law, current technology, and reasonable assumptions where facts are not known. Due to the significant uncertainties and related judgments, there can be no assurance that future favorable or unfavorable loss development, which may be material, will not occur.

Reinsurance recoverables and payables

Our insurance companies use reinsurance to mitigate exposure to losses arising from direct insurance policies, limit liability on specific risks and catastrophes and to stabilize loss experience. We also utilize reinsurance to manage capital (both regulatory and operational) and solvency and as a mechanism to pool risks to maximize diversity of the portfolio.

We purchase various types of reinsurance, including excess of loss contracts (that protect against losses above stipulated amounts) together with quota share contracts (to provide cover for adverse losses on a total portfolio basis). Certain of these reinsurance contracts include risk limiting features, such as loss limits, sliding scale commissions and reinstatement provisions. Risk tolerance is set based on a low probability of exceeding loss limitations. We closely monitor our exposures against the available reinsurance to ensure adequate protection. The impact of the sliding scale commission adjustments following adverse loss experience (resulting in a return of ceding commission to the reinsurers and therefore an offset to the benefit of reinsured losses) could be material to the Company.

Premiums ceded under prospective reinsurance agreements are recognized as a reduction in revenues over the period the reinsurance coverage is provided in proportion to the risks to which the premiums relate. Amounts applicable to reinsurance ceded for unearned premiums are reported as Ceded unearned premiums in our consolidated balance sheet.

Certain reinsurance contracts we purchase are retroactive (and take the form of a loss portfolio transfer), whereby the reinsurer agrees to reimburse us because of past insurable events. When a reinsurance contract does not transfer significant insurance risk, we account for the premium paid (net of any amount of premium that will be retained by the reinsurer) as a deposit asset in reinsurance recoverables within our consolidated balance sheets. The amount of the initial deposit asset is adjusted in subsequent reporting periods by calculating an effective yield on the deposit based on actual and expected future payments. Such adjustments are reported as interest income within “Net investment income” in our consolidated statements of operations.

Reinsuring loss exposures does not relieve our obligation to policyholders in the event of nonperformance by the reinsurers, thus a credit and / or dispute exposure exists to the extent that any reinsurer is unable to meet the obligation assumed in the reinsurance agreements. To mitigate this exposure to reinsurer insolvencies, we evaluate the financial condition of our reinsurers and typically hold collateral in the form of funds withheld, trusts and letters of credit, as security under the reinsurance agreements.

Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the insured business. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts.

We assess our reinsurance assets for recoverability on a regular basis. If there is objective evidence that the reinsurance asset is not recoverable due to reinsurer insolvency, a contractual dispute, or other reasons, we reduce the carrying amount of the reinsurance asset to our recoverable amount and recognizes that loss in our consolidated statements of operations.

We may periodically enter commutation agreements with our reinsurers. Such agreements result in the termination of all or part of a reinsurance agreement whereby we would assume the obligation to insure the previous loss reserves subject to the reinsurance agreement in exchange for cash or other consideration. Upon execution of a commutation agreement, we reassume the risk of liabilities for losses previously ceded to the reinsurer, while the reinsurer is generally released of our obligations under the commuted (legally extinguished) portions of the reinsurance agreement. Our insurance subsidiaries that originally ceded the insurance business account for a commutation by eliminating their existing reinsurance recoverable and recognizing a gain or loss for the difference between the consideration received and the previously recognized reinsurance recoverable.

Flywheel Re: We have entered into a quota share agreement, where we cede certain insured risks to Flywheel Re Ltd. (“Flywheel Re”). Flywheel Re is a Class C Insurer licensed in the Cayman Islands and is a special purpose reinsurance company that provides multi-year collateralized quota share capacity to Accelerant, backed by long-term institutional investors. Flywheel Re is not consolidated in our consolidated financial statements because we i) do not have the power over the activities that most significantly impact Flywheel Re’s economic performance, and ii) it is wholly-owned by third-party investors. Each investor group in Flywheel Re purchased preferred shares in a segregated portfolio owned solely by such investor group. The purchase price of the preferred shares was then pledged as collateral to Accelerant Re (Cayman) Ltd. (“Accelerant Re”), the cedent to Flywheel Re under each applicable reinsurance agreement. Accelerant Re cedes premium and losses in accordance with the terms of the applicable reinsurance agreement, to Flywheel Re and all investors are obligated to accept such premium and losses over the course of three underwriting years. Our reinsurance arrangements with Flywheel Re have been contracted on an arm’s-length basis.

Funds held under reinsurance

Certain of our reinsurance contracts provide for an arrangement where, rather than making a cash payment or transferring investments for ceded premiums written, we hold the related amounts as assets to collateralize the reinsurer’s obligations and establish corresponding funds held under reinsurance liabilities.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are held with financial institutions of high quality. For equity securities and fixed maturity securities, we manage our credit risk through diversification in terms of instruments by issuer, geographic region and related industry.

The ceding of insurance through our reinsurance partners does not legally discharge us from our primary liability for the full amount of the policy coverage. We will be required to pay the loss and bear the collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, we evaluate the financial condition of our reinsurers and monitor both individual, and concentrations of, credit risk. Refer to Note 8 for more information on how we manage credit risk related to our reinsurance recoverables.

Segment information

Accelerant’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM has authority and executive oversight over operating decisions and resource allocations such as significant business strategy decisions, capital expenditures, the budget and forecasting processes and all new material ventures and contracts. Additionally, the CODM drives the execution of these activities and reviews operating results to assess performance and makes resource allocation decisions. Each segment has a segment manager who reports directly to the CODM.

Adjusted EBITDA, a non-GAAP financial measure, is the primary measure of segment profit and loss reviewed by the CODM and is intended to measure the performance of segments, which the CODM utilizes to allocate our resources. We define Adjusted EBITDA as net income (loss) adjusted to remove the impact of interest, income taxes, depreciation, amortization, net foreign currency exchange gains (losses) and other expenses. We believe the exclusion of the impact of interest, income taxes, depreciation, amortization, net foreign currency exchange gains (losses) and other expenses is pertinent to understanding Accelerant’s performance attributable to our core operating activities, as well as comparability to prior periods and peers. Segment Adjusted EBITDA also excludes certain costs that are not allocated to segments because they are separately managed at the consolidated corporate level. The unallocated costs primarily include general and administrative expenses such as those incurred in the legal and accounting functions.

Refer to Note 3 for more information on our segments.

Convertible preference shares

We have issued convertible preference shares that are evaluated for features that may result in their characterization as permanent equity, temporary equity (often referred to as “mezzanine equity”), or a liability.

We record the Class A and Class B preference shares at their respective fair values on the dates of issuance, net of issuance costs, within permanent equity. Such convertible preference shares are subject to actual liquidation or deemed liquidation events, such as an initial public offering of common shares of the Company, or a sale of the Company. Our Class A and Class B shares are recorded as a component of permanent equity because, while they are subject to redemption on the occurrence of any such liquidation events, all of the holders of equally or more subordinated equity instruments of the Company are also entitled to receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all classes of shares subordinate to the Class A and Class B preference shares would also be entitled to be redeemed).

Our Class C preference shares were issued with contingently issuable detachable warrants that only become exercisable on the non-occurrence of an initial public offering or other liquidation event within two years of issuance of the Class C preference shares. Such warrants are equity-linked instruments and are considered issued for accounting purposes. We recorded the Class C preference shares and contingently issuable detachable warrants at their relative fair values on the date of issuance, net of issuance costs, within temporary equity and additional paid in capital, respectively. The Class C preference shares are recorded in temporary equity as they contain redemption rights that are contingent upon the occurrence of actual liquidation or deemed liquidation events of the Company, such as an initial public offering of common shares of the Company, or a sale of the Company, that are not solely within the Company’s control, and that such redemption rights are not available to other holders of equally or more subordinated equity instruments of the Company. We deemed the Class C preference shares probable of conversion to common shares when considering both the expected timing and nature of events giving rise to the redemption or conversion rights of the holders of such Class C preference shares at the date of issuance. In subsequent periods, if the Class C preference shares are not converted to common shares and the condition for redemption is met, we will recognize the redemption value immediately. The difference in redemption value from carrying value will be reflected as a deemed dividend and an increase of the Class C preference shares, as well as a corresponding reduction to additional paid in capital and earnings per share. The Class C preference shares would then be subject to cash settlement. If the warrants are never issued, there is no adjustment to the previous amounts in additional paid in capital. If the warrants are issued and are subsequently exercised for common shares, the amount of consideration paid for the exercise price becomes a component of incremental additional paid in capital and par value of the common shares when such common shares are issued in exchange for the warrants.

Contingent liabilities

We record contingent liability provisions when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Earnings per share

Our basic earnings per share is based on the weighted average number of common shares outstanding and excludes potentially dilutive securities such as convertible securities.

Our diluted earnings per share is based on the weighted average number of common shares and common share equivalents outstanding calculated using the if-converted method for all potentially dilutive convertible securities. When the effect of dilutive securities would be anti-dilutive, we exclude these securities from the calculation of diluted earnings per share.

Share-based compensation

Share options we have awarded to employees are measured at fair value at each grant date. We calculate the fair value of the share options using a weighted-average of values derived using the Black-Scholes and Hull-White option-pricing models. The Hull-White model is a trinomial lattice model that incorporates the impact of expected employee exercise behavior to estimate the option value.

Use of such option-pricing models requires us to make several assumptions, including the value of our common shares, estimated equity volatility and expected term to exercise. We evaluate all assumptions employed in the valuation of the share option awards as of each grant date. We estimate volatility based upon comparison to certain publicly traded companies. We determine an expected option term for each hypothetical scenario based on contractual term and exercise probability assumptions, as we do not have sufficient historical data to develop an estimate based upon participant behavior. We use a risk-free interest rate equal to the US treasury bond yield with an equivalent period as the expected option term.

We recognize share-based compensation expense over the requisite service period for awards using the straight-line method and recognize forfeitures as they occur.

Recent accounting pronouncements

Recently adopted accounting pronouncements

Measurement of credit losses: On January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments, issued by the Financial Accounting Standards Board (“FASB”) in June 2016. The ASU replaced the “incurred loss” approach that was previously applied to determine credit losses with an “expected loss” model for financial instruments measured at amortized cost. The expected loss model changes the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, premiums receivable and reinsurance recoverables. Our valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Financial assets, as well as available for sale securities, are now presented on the financial statements net of the valuation allowance.

We analyzed our reinsurance recoverables, including the current credit quality and credit outlook for reinsurers with at-risk uncollateralized receivable balances. In assessing premium receivables, which are short-term in nature, we assessed customer balances leveraging our current process for analyzing collectability of premium receivables. The adoption of the ASU did not have a material impact on our consolidated financial statements and disclosures and no adjustment to the beginning balance of retained earnings was required upon adoption.

Segment Reporting: In November 2023, the FASB issued ASU 2023-07, Segment Reporting, Improvements to Reportable Segment Disclosures. to address improvements to reportable segment disclosures. The standard primarily requires the following disclosure on an annual and interim basis: (i) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; and (ii) other segment items and description of its composition. The standard also requires current annual disclosures about a reportable segment’s profits or losses and assets to be disclosed in interim periods and the title and position of the CODM with an explanation of how the CODM uses the reported measure(s) of segment profits or losses in assessing segment performance. We adopted ASU 2023-07 in our annual financial statements for the year ended December 31, 2024, which was applied retrospectively to all prior periods presented. Refer to Note 3 for the expanded segment disclosures.

Future application of accounting standards

Disaggregation of Income Statement Expenses: In November 2024, the FASB issued an ASU requiring new interim and annual disclosures that provide transparency about the components of expenses included in the income statement and enhance an investor’s ability to forecast future performance. The standard requires disclosure of:

•

The amounts of employee compensation, depreciation, intangible asset amortization, and certain other costs included in each relevant expense caption as well as the inclusion of certain amounts already required to be disclosed under existing US GAAP in the same disclosure;

•	A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•	The total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The standard is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively.

Income Tax: In December 2023, the FASB issued an ASU to address improvements to income tax disclosures. The standard requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid, which includes the following:

•	Disclosure, on an annual basis, of specific categories in the rate reconciliation;

•

Disclosure, on an annual basis, of additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate);

•	Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes;

•

Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received);

•	Disclosure of income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign;

•	Disclosure of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign;

•

Elimination of the requirement to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made; and

•

Elimination of the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

The standard is effective for public companies for annual periods beginning after December 15, 2024 (and December 15, 2025 for nonpublic companies), with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively.

3. Segment information

We have three reportable segments (Exchange Services, MGA Operations, and Underwriting). Each of our reportable segments serves the specific needs of our customers based on the products and services provided and reflects the way the CODM assesses performance of the business and makes decisions on the allocation of resources.

Exchange Services

Exchange Services, which is the core of Accelerant, captures the revenue and expenses associated with the Risk Exchange. The Risk Exchange is the platform that houses Accelerant technology, data ingestion, and operations that serve the needs of Members and risk capital partners and that facilitate the exchange of risk. Insurance companies that join the Risk Exchange pay Accelerant a fixed volume-based fee for sourcing, managing, and monitoring the business they write, and the Risk Exchange pays commissions to Members for the distribution services provided to both consolidated affiliates and third parties. We eliminate net commissions, fees and other income earned by the Exchange Services segment in consolidation to the extent such income is received from consolidated insurance companies within the Underwriting segment. Only income earned from third-party companies is not eliminated in consolidation.

MGA Operations

MGA Operations consists of our Mission Underwriters (“Mission”) and Owned Members reporting units. Mission is a licensed insurance agency that functions as an MGA incubator in the US, UK and EU and represents the largest component of the segment. Mission was previously a consolidated variable interest entity (“VIE”) until we acquired all the outstanding common equity interests in Mission on May 1, 2024, at which point it became a wholly-owned subsidiary (and a VOE). For further information on our acquisition of Mission and the related issuance of convertible preference and common shares, refer to Note 6.

The Owned Members reporting unit comprises MGAs in which the Company has made non-controlling or controlling equity investments. Our investments in existing Members typically take the form of an initial minority stake and contractual call option for a majority stake over time. We eliminate commission income earned by MGA Operations in consolidation to the extent it is received from consolidated insurance companies within the Underwriting segment. Only commission income earned from third-party companies is not eliminated in consolidation.

Underwriting

Underwriting contains all revenue and expenses associated with the underwriting of insurance policies and assumption of reinsurance policies issued or accepted by Accelerant’s consolidated insurance companies and

Accelerant Re. Our Underwriting segment is a strategic asset that enables access to Accelerant’s portfolio for current and prospective risk capital partners. The activities of these (re)insurance companies include property and casualty insurance, policy issuance, reinsurance arrangements and the payment of commission and other acquisition costs to the Exchange Services segment.

Premium revenue is earned in exchange for the property and casualty insurance policies issued and reinsurance coverage provided. For segment presentation purposes, the commission expense paid to the wholly-owned agencies is subject to deferral as DAC for the portion of insurance policies not subject to reinsurance. DAC associated with business ceded is offset by ceding commissions received from reinsurers, which is typically more than the DAC. The DAC associated with business retained, as well as the excess ceding commissions from reinsurers, are both amortized over the related policy term. Accelerant Re also cedes premium and losses to, and receives ceding commissions from, several third-party reinsurers, including Flywheel Re. Similar to the Exchange Services and MGA Operations segments, transaction activity with our consolidated affiliates is subject to elimination (and therefore the amount of DAC, deferred ceding commissions, DAC amortization and amortization of ceding commission income in consolidation will differ from that presented within the segment results). Specifically, only commission payments and other acquisition expenses paid to third parties are subject to deferral and amortization in consolidation.

We consider the segment presentations of Exchange Services, MGA Operations and Underwriting segments prior to elimination to be the best way to evaluate Accelerant’s business and how these business components would be presented if they were stand-alone operations. As we generate additional third-party insurance relationships through our Risk Exchange, the standalone segment results will more closely align with the consolidated results (as such third party transactions would not be subject to elimination).

The following includes the financial results of our three reportable segments for the years ended December 31, 2024, 2023 and 2022. Corporate functions and certain other businesses and operations are included in Corporate and Other.

Financial information by segment:

	Year Ended December 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$82.0	$82.0	$—	$167.5	$249.5
Net earned premiums	—	—	226.6	226.6	—	—	226.6
Direct commission income
Affiliated entities	199.7	99.4	—	299.1	—	(299.1)	—
Unaffiliated entities	21.9	44.8	—	66.7	—	—	66.7
Net investment income	1.1	4.2	32.6	37.9	1.0	—	38.9
Net realized gains on investments	—	1.3	0.6	1.9	—	—	1.9
Net unrealized (losses) gains on investments	—	—	(0.7)	(0.7)	19.7	—	19.0

Segment revenues	222.7	149.7	341.1	713.5	20.7	(131.6)	602.6
Losses and loss adjustment expenses	—	—	167.3	167.3	—	—	167.3
Amortization of deferred acquisition costs	—	—	104.2	104.2	—	(22.8)	81.4
General and administrative expenses (3) (4)	51.6	105.6	90.5	247.7	36.5	(56.7)	227.5
Technology and development operating expenses	13.4	—	—	13.4	—	—	13.4

Adjusted EBITDA	$157.7	$44.1	$(20.9)	$180.9	$(15.8)	$(52.1)	$113.0

Interest expenses							(12.1)
Depreciation and amortization							(26.6)
Other expenses (5)							(47.4)
Net foreign exchange gains							5.1

Income before income taxes							$32.0

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$26.5	$74.3	$30.8	$131.6
Consulting and professional fees	5.6	8.8	15.0	29.4
Other administrative expenses	19.5	22.5	44.7	86.7

Total general and administrative expenses	$51.6	$105.6	$90.5	$247.7

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of i) $30.8 million of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation; and ii) $25.9 million of fees for platform services provided by the Risk Exchange that are expensed by Underwriting and recorded as revenue by Exchange Services. There are offsetting adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2024 consist of $14.7 million of system development non-operating expenses, $13.1 million of professional costs related to corporate development activities, $8.4 million of share-based compensation, $7.0 million of Mission profits sharing expense and $4.2 million of individually insignificant costs.

	Year Ended December 31, 2023
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$78.4	$78.4		$85.8	$164.2
Net earned premiums	—	—	105.1	105.1	—	—	105.1
Direct commission income							—
Affiliated entities	107.7	76.9	—	184.6	—	(184.6)	—
Unaffiliated entities	14.5	23.1		37.6			37.6
Net investment income	1.1	2.8	12.1	16.0	3.3	—	19.3
Net realized gains on investments	—	—	0.5	0.5	—	—	0.5
Net unrealized gains on investments	—	9.3	5.2	14.5	2.8	—	17.3

Segment revenues	123.3	112.1	201.3	436.7	6.1	(98.8)	344.0
Losses and loss adjustment expenses	—	—	80.3	80.3	—	—	80.3
Amortization of deferred acquisition costs	—	—	68.4	68.4	—	(18.5)	49.9
General and administrative expenses (3) (4)	27.7	80.6	56.0	164.3	31.7	(26.8)	169.2
Technology and development operating expenses	8.5	—	—	8.5	—	—	8.5

Adjusted EBITDA	$87.1	$31.5	$(3.4)	$115.2	$(25.6)	$(53.5)	$36.1

Interest expenses							(10.9)
Depreciation and amortization							(14.5)
Other expenses (5)							(51.1)
Net foreign exchange losses							(3.5)

Loss before income taxes							$(43.9)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$12.2	$55.8	$30.8	$98.8
Consulting and professional fees	2.5	5.9	11.7	20.1
Other administrative expenses	13.0	18.9	13.5	45.4

Total general and administrative expenses	$27.7	$80.6	$56.0	$164.3

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2023 consists of $22.9 million of system development non-operating costs, $16.2 million of professional costs related to corporate development activities, $4.8 million of share-based compensation, and $7.2 million of individually insignificant costs.

	Year Ended December 31, 2022
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission (adjustments) income (2)	$—	$—	$(12.2)	$(12.2)	$—	$56.5	$44.3
Net earned premiums	—	—	141.2	141.2	—	—	141.2
Direct commission income							—
Affiliated entities	84.4	41.8	—	126.2	—	(126.2)	—
Unaffiliated entities	17.4	17.1	—	34.5	—	—	34.5
Net investment income	0.1	1.0	1.5	2.6	—	—	2.6
Net realized losses on investments	—	—	(3.9)	(3.9)	—	—	(3.9)
Net unrealized (losses) gains on investments	—	—	(3.2)	(3.2)	3.5	—	0.3

Segment revenues	101.9	59.9	123.4	285.2	3.5	(69.7)	219.0
Losses and loss adjustment expenses	—	—	99.5	99.5	—	—	99.5
Amortization of deferred acquisition costs	—	—	58.0	58.0	—	(23.0)	35.0
General and administrative expenses (3) (4)	18.1	52.6	47.1	117.8	12.9	(15.1)	115.6
Technology and development operating expenses	8.2	—	—	8.2	—	—	8.2

Adjusted EBITDA	$75.6	$7.3	$(81.2)	$1.7	$(9.4)	$(31.6)	$(39.3)

Interest expenses							(4.2)
Depreciation and amortization							(5.8)
Other expenses (5)							(33.6)
Net foreign exchange losses							(1.4)

Loss before income taxes							$(84.3)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.

(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$10.1	$39.0	$31.2	$80.3
Consulting and professional fees	2.1	4.9	9.7	16.7
Other administrative expenses	5.9	8.7	6.2	20.8

Total general and administrative expenses	$18.1	$52.6	$47.1	$117.8

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2022 consists of $11.4 million of system development non-operating costs, $8.7 million of previously deferred costs related to a potential securities issuance that were expensed when we suspended those efforts due to adverse equity market conditions in 2022, $5.6 million of professional costs related to corporate development activities, $4.8 million of costs related to the formation of Flywheel Re, and $3.1 million of other individually insignificant costs.

We review our assets on a consolidated basis for decision making purposes since they support business operations across all our reportable segments as well as our corporate and other activities. We do not allocate assets to reportable segments as we do not use such information, except for (re)insurance balances recoverable on paid and unpaid losses and goodwill that are directly attributable to our reportable segments.

All our revenues from external customers were attributable to various geographic locations outside of the Cayman Islands, based on where the insurance policies or services were sold. There were no reportable major customers that accounted for 10% or more of our consolidated revenue for the years ended December 31, 2024, 2023 and 2022.

The following table presents our revenues by geography:

	Year Ended December 31, 2024
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$151.2	$98.3	$249.5
Net earned premiums	165.3	61.3	226.6
Direct commission income	41.9	24.8	66.7
Net investment income	21.0	17.9	38.9
Net realized gains on investments	—	1.9	1.9
Net unrealized gains (losses) on investments	19.8	(0.8)	19.0

Total revenues	$399.2	$203.4	$602.6

	Year Ended December 31, 2023
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$81.5	$82.7	$164.2
Net earned premiums	77.9	27.2	105.1
Direct commission income	18.6	19.0	37.6
Net investment income	11.6	7.7	19.3
Net realized gains on investments	0.2	0.3	0.5
Net unrealized gains on investments	12.1	5.2	17.3

Total revenues	$201.9	$142.1	$344.0

	Year Ended December 31, 2022
(in millions)	North America	UK and EU	Total
Ceding commission income (adjustments) (1)	$48.3	$(4.0)	$44.3
Net earned premiums	46.0	95.2	141.2
Direct commission income	2.0	32.5	34.5
Net investment income	1.3	1.3	2.6
Net realized losses on investments	—	(3.9)	(3.9)
Net unrealized gains (losses) on investments	3.4	(3.1)	0.3

Total revenues	$101.0	$118.0	$219.0

(1)

For further information on the impacts of sliding scale commission adjustments on our ceding commission income for the years ended December 31, 2024, 2023 and 2022 resulting from the loss experience of covered insurance contracts, refer to Note 9.

4. Investments

Unrealized gains and losses on available for sale fixed maturity and short-term investments, at fair value

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of fixed maturity and short-term investments, were as follows:

	December 31, 2024
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$175.5	$0.8	$(2.3)	$174.0
US government and agency	128.9	0.1	(0.8)	128.2
Non-US government and agency	161.1	0.5	(3.0)	158.6
Residential mortgage-backed	44.4	0.1	(1.5)	43.0
Commercial mortgage-backed	18.6	—	(0.2)	18.4
Other asset-backed securities	22.1	0.1	(0.1)	22.1

Total fixed maturity and short-term investments	$550.6	$1.6	$(7.9)	$544.3

	December 31, 2023
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$30.6	$0.3	$(0.3)	$30.6
US government and agency	32.2	0.2	(0.3)	32.1
Non-US government and agency	2.5	0.1	—	2.6
Residential mortgage-backed	19.0	0.1	(0.7)	18.4
Commercial mortgage-backed	2.8	—	—	2.8
Other asset-backed securities	8.0	—	—	8.0

Total fixed maturity and short-term investments	$95.1	$0.7	$(1.3)	$94.5

The following table summarizes, for all our available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	December 31, 2024
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$85.4	$(2.2)	$6.5	$(0.1)	$91.9	$(2.3)
US government and agency	66.3	(0.6)	4.7	(0.2)	71.0	(0.8)
Non-US government and agency	93.5	(3.0)	—	—	93.5	(3.0)
Residential mortgage-backed	29.0	(0.8)	5.1	(0.7)	34.1	(1.5)
Commercial mortgage-backed	13.2	(0.2)	0.5	—	13.7	(0.2)
Other asset-backed securities	12.1	(0.1)	—	—	12.1	(0.1)

Total fixed maturity and short-term investments	$299.5	$(6.9)	$16.8	$(1.0)	$316.3	$(7.9)

	December 31, 2023
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$6.9	$(0.1)	$7.2	$(0.2)	$14.1	$(0.3)
US government and agency	9.5	(0.3)	1.1	—	10.6	(0.3)
Residential mortgage-backed	4.3	(0.2)	6.9	(0.5)	11.2	(0.7)

Total fixed maturity and short-term investments	$20.7	$(0.6)	$15.2	$(0.7)	$35.9	$(1.3)

We did not recognize the unrealized losses in earnings on these fixed maturity and short-term investments at December 31, 2024 and 2023 because we determined that such losses were due to non-credit factors that are temporary in nature. Additionally, we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis.

Contractual maturity

The amortized cost and fair values of our fixed maturity and short-term investments by contractual maturity were as follows:

	December 31, 2024
(in millions)	Amortized cost	Fair value
Due in one year or less	$105.6	$104.6
Due after one year through five years	277.0	275.0
Due after five years through ten years	76.4	75.0
Due after ten years	6.5	6.2
Residential mortgage-backed	44.4	43.0
Commercial mortgage-backed	18.6	18.4
Other asset-backed securities	22.1	22.1

Total	$550.6	$544.3

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

Equity securities, at fair value

Our investments in equity securities consisted of mutual funds that primarily invest in high-grade debt securities and were as follows:

	December 31,
(in millions)	2024	2023
Equity securities, at fair value	$—	$116.7

Equity method and other investments

We have made investments in private equity funds focused on insurance technology ventures, certain MGAs that form part of our distribution network and a technology focused TPA that provides services to certain of our Members. Such strategic investments are generally accounted for using the equity method of accounting and are included as equity method investments in the financial statements or, in cases where we have elected the measurement alternative, accounted for at fair value based on observable price changes or impairment within Other investments.

Details regarding our equity method investments were as follows:

	December 31, 2024		December 31, 2023
(in millions)	Ownership %	Carrying value	Ownership %	Carrying value
MGAs	19.0% - 20.0%	$11.0	19.0% - 20.0%	$12.7
Other	9.4% - 15.0%	7.2	9.4%	3.0

Equity method investments		$18.2		$15.7

In applying the equity method of accounting, we record investments initially at cost and subsequently adjust their carrying value based on our proportionate share of the net income or loss of the investment. As permitted by the applicable accounting guidance, we generally record such investments on a one-to-three-month lag. Our maximum exposure to loss with respect to these investments is limited to the investment carrying amounts reported in our consolidated balance sheet and any unfunded commitments. As of December 31, 2024, we had unfunded commitments of $2.0 million to our equity method investees.

For the years ended December 31, 2024 and 2023, we received dividends from equity method investees of $1.7 million and $0.8 million, respectively. For the year ended December 31, 2022, we did not receive any dividends from equity method investees.

Details regarding the carrying value of our other investments portfolio were as follows:

	December 31,
(in millions)	2024	2023
Investment type:
MGAs and TPAs	$26.2	$14.2
Venture fund	19.1	11.0
Real estate	—	0.3

Other investments	$45.3	$25.5

We have elected the measurement alternative to carry private equity investments in venture funds, ordinary stocks, warrants and stock options of MGAs and TPAs that qualify for the equity method basis of accounting and that do not have a readily determinable fair value, at cost, less any impairment. If observable prices in identical or similar investments from the same issuer are observed, we measure the equity investment at fair value as of the date that such observable transaction occurs.

For the year ended December 31, 2024, we recorded $19.8 million of income as a component of unrealized gains following observable prices related to these investments. For the year ended December 31, 2023, we recorded $12.1 million of income, net of $0.2 million of impairments, as a component of unrealized gains following observable prices related to these investments. For the year ended December 31, 2022, we recorded $3.5 million of income as a component of unrealized gains following observable prices related to these investments. We have recognized cumulative income as a component of unrealized gains of $35.4 million, net of $0.2 million of impairments, associated with investments accounted for under the measurement alternative from inception of the related investments.

Net investment income

Investment income and expenses were as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Income from equity method investments	$2.3	$2.9	$1.0
Interest on fixed maturity investments	14.8	2.9	1.2
Interest on cash and cash equivalents	22.4	13.8	0.8

Gross investment income	39.5	19.6	3.0
Investment expenses	(0.6)	(0.3)	(0.4)

Net investment income	$38.9	$19.3	$2.6

Net realized and unrealized gains (losses) on investments

The following table presents net realized and unrealized gains (losses) on our investments:

	Years Ended December 31,
(in millions)	2024	2023	2022
Net realized gains on investments:
Net realized gains (losses) on fixed maturity and short-term investments	$0.2	$0.4	$(1.1)
Net realized gains (losses) on equity securities sold during the year	0.5	0.1	(2.8)
Net realized gains on equity method investments	1.2	—	—

Net realized gains (losses) on investments	$1.9	$0.5	$(3.9)
Net unrealized gains (losses) on investments:
Net unrealized (losses) gains on equity securities held at the reporting date	(0.8)	5.2	(3.2)
Other investments (1):
Venture fund	8.0	3.0	3.5
MGAs and TPAs	11.8	9.1	—

Net unrealized gains on other investments	19.8	12.1	3.5

Net unrealized gains on investments	$19.0	$17.3	$0.3

Net realized and unrealized gains (losses) on investments	$20.9	$17.8	$(3.6)

(1)	Amounts correspond to income arising from our equity investments accounted for under the measurement alternative (as described above).

Regulated deposits and restricted assets

Certain subsidiaries of the Company are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. Securities on deposit for regulatory and other purposes were $4.9 million as of both December 31, 2024 and 2023, which are included in the “Fixed maturity securities available for sale, at fair value” in our consolidated balance sheets.

In addition, we have pledged cash and cash equivalents of $47.3 million, short-term investments of $17.2 million and fixed maturity securities of $33.0 million as of December 31, 2024 in favor of certain ceding companies to collateralize obligations. There were no such pledged assets as of December 31, 2023.

5. Fair value measurements

Fair value measurements on a recurring basis

Our financial assets and liabilities measured at fair value on a recurring basis by level were as follows:

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Fixed maturity and short-term investments:
Corporate	$—	$174.0	$—	$174.0
US government and agency	—	128.2	—	128.2
Non-US government and agency	—	158.6	—	158.6
Residential mortgage-backed	—	43.0	—	43.0
Commercial mortgage-backed	—	18.4	—	18.4
Other asset-backed securities	—	22.1	—	22.1

Total fixed maturity and short-term investments	—	544.3	—	544.3

Total assets measured at fair value	$—	$544.3	$—	$544.3

	December 31, 2023
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Fixed maturity and short-term investments:
Corporate	$—	$30.6	$—	$30.6
US government and agency	—	32.1	—	32.1
Non-US government and agency	—	2.6	—	2.6
Residential mortgage-backed	—	18.4	—	18.4
Commercial mortgage-backed	—	2.8	—	2.8
Other asset-backed securities	—	8.0	—	8.0

Total fixed maturity and short-term investments	—	94.5	—	94.5
Equity securities, at fair value	116.7	—	—	116.7

Total assets measured at fair value	$116.7	$94.5	$—	$211.2

There were no transfers between Level 1, Level 2, or Level 3 for the years ended December 31, 2024, 2023 and 2022.

Fair value measurements on a non-recurring basis

We measure the fair value of certain assets on a non-recurring basis, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include our investments in limited partnerships reported in “Other investments” in our consolidated balance sheets.

The following table presents assets measured at fair value on a non-recurring basis:

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs and TPAs	$—	$—	$26.2	$26.2
Venture fund	—	—	19.1	19.1

Total	$—	$—	$45.3	$45.3

	December 31, 2023
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs	$—	$—	$14.2	$14.2
Venture fund	—	—	11.0	11.0
Real estate	—	—	0.3	0.3

Total	$—	$—	$25.5	$25.5

Fair value information about financial instruments not measured at fair value

Our estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below:

Debt: As further described in Note 14, given the frequency with which the variable interest rates on our senior unsecured debt reset, the carrying value of our debt measured at amortized cost approximates its fair value as of December 31, 2024 and 2023. The debt is classified as Level 2.

Remaining financial assets and liabilities: Our remaining financial assets and liabilities were generally carried at cost or amortized cost, which due to their short-term nature, approximates their fair value as of December 31, 2024 and 2023.

6. Variable interest entities

VIEs

In the normal course of our business activities, we enter into relationships with various entities that are deemed to be VIEs. A VIE is an entity that either:

•

has equity investors that lack characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns); or

•	lacks sufficient equity to finance its own activities without additional subordinated financial support.

We consolidate a VIE when we determine that we are the primary beneficiary of that VIE. This analysis includes a review of the VIE’s capital structure, related contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued and our involvement with the entity. When assessing the need to consolidate a VIE, we evaluate the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders.

We are the primary beneficiary if we have:

•	the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and

•	the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Mission

Mission, formed in 2021, operates in the US (Mission Underwriting Holdings, LLC, or “Mission US”) and in the EU (Mission Holdings Europe Ltd. or “Mission EU”). Each of Mission US and Mission EU operates, pursuant to local licenses as required by its jurisdiction of organization, to support experienced underwriters by providing insurance regulatory, technical infrastructure and product development expertise to them. Each Mission entity was funded principally with loans advanced by the Company in the form of subordinated debt and other working capital arrangements, although at the time of formation ACP Holdings LP (“ACP Holdings”) provided the initial equity capital and until 2024 held all the equity of each of Mission US and Mission EU. Also at the time of formation of Mission US and Mission EU, ACP Holdings granted us an option to acquire each of Mission US and Mission EU.

On May 1, 2024, we closed on our acquisition of each of Mission US and Mission EU which we initiated by exercising our options. As described in more detail below, Mission was previously a consolidated VIE given financial support and variable interest considerations. Because Mission was previously consolidated within the Company’s financial statements, the exercise of the call option was accounted for as an equity transaction.

The consideration we paid to Accelerant Holdings LP took the form of 6,938 common shares in the Company. Additionally, as an anti-dilutive measure, and in recognition of the fact that the holders of the Company’s Class A and Class B convertible preference shares at the time such investments were made had relied on the inclusion of Mission within our results of operations, holders of the Company’s Class A and B convertible preference shares received an additional 875 shares and 525 shares, respectively, in each case without further consideration being paid. The total consideration had a fair value of $7.0 million.

The excess fair value of the consideration we paid as compared to the carrying value of the acquired non-controlling interest in Mission is reflected as a reduction in additional paid-in capital of $39.9 million, with a corresponding increase of non-controlling interests of $39.9 million in our consolidated statements of equity for the year ended December 31, 2024.

Upon completion of the acquisition, Mission became a VOE and a wholly-owned subsidiary of the Company.

Prior to May 1, 2024, Mission was determined to be a VIE, as it lacked sufficient equity at risk and was primarily financed with our subordinated debt. As a result of this determination, we assessed whether we were the primary beneficiary and, thus, would be required to consolidate Mission. We were exposed to a significant amount of income and losses of Mission and we had the substantive power to direct the activities that most significantly impacted Mission. On this basis, we had determined that we were the primary beneficiary of Mission and consolidated it.

The following table presents the total assets and total liabilities (after elimination of intercompany balances) associated with our variable interest in Mission as reported in our consolidated balance sheets as of December 31, 2023.

(in millions)	December 31, 2023
Assets
Cash, cash equivalents and restricted cash	$30.4
Premiums receivable	49.5
Goodwill and other intangible assets, net	1.3
Capitalized technology development costs	25.4
Other assets	0.9

Assets of consolidated VIEs	$107.5

Liabilities
Commissions payable	$4.1
Accounts payable and other liabilities	18.2

Liabilities of consolidated VIEs	$22.3

7. Revenue from contracts with customers

The following table presents our revenues from contracts with third parties by geographical market. All revenue from contracts with customers is generated by our Exchange Services and MGA Operations segments, specifically by owned MGAs that provide insurance products and services to third party insurers that is not subject to elimination in consolidation. The tables below also include the revenues from our legacy business referenced in Note 2.

	Year Ended December 31, 2024
(in millions)	North America	UK and EU	Total
Direct commission income	$41.9	$16.6	$58.5
Loss experience adjustments	—	(9.6)	(9.6)
Other revenue	—	17.8	17.8

Direct commission income	$41.9	$24.8	$66.7

	Year Ended December 31, 2023
(in millions)	North America	UK and EU	Total
Direct commission income	$18.6	$10.8	$29.4
Loss experience adjustments	—	(4.8)	(4.8)
Other revenue	—	13.0	13.0

Direct commission income	$18.6	$19.0	$37.6

	Year Ended December 31, 2022
(in millions)	North America	UK and EU	Total
Direct commission income	$2.0	$13.9	$15.9
Loss experience adjustments	—	5.9	5.9
Other revenue	—	12.7	12.7

Direct commission income	$2.0	$32.5	$34.5

8. Reinsurance

We enter into reinsurance agreements to limit our exposure to large losses and to enable us to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, part or all of its exposure to the reinsurer in exchange for all or a portion of the premiums.

We use extensive reinsurance arrangements, including quota share and excess of loss contracts, to manage our exposure under issued insurance contracts. Such reinsurance provides loss coverage subject to certain limits and may include sliding scale ceding commissions, premium caps, loss ratio limits and other features, which align our interests with those of our reinsurers. We consider these features when evaluating risk transfer and whether such contracts qualify as reinsurance or must be treated as deposits.

The impact of reinsurance on earned premiums and loss and loss adjustment expenses is as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Written premiums:
Direct	$2,640.0	$1,608.3	$1,200.7
Assumed	266.3	89.5	(0.9)
Ceded	(2,651.7)	(1,506.9)	(1,013.8)

Net written premiums	$254.6	$190.9	$186.0

Earned premiums:
Direct	$2,103.7	$1,304.5	$779.5
Assumed	127.9	14.9	(0.9)
Ceded	(2,005.0)	(1,214.3)	(637.4)

Net earned premiums	$226.6	$105.1	$141.2

Loss and LAE:
Direct	$1,136.1	$669.6	$433.9
Assumed	76.0	7.6	(2.1)
Ceded	(1,044.8)	(596.9)	(332.3)

Net loss and LAE	$167.3	$80.3	$99.5

Reinsurance transactions

Loss portfolio transfer: Effective December 2023, certain of our insurance subsidiaries entered into a loss portfolio transfer reinsurance contract (“LPT”). The reinsurance counterparty reinsures all of the Company’s retained loss reserves (subject to certain minor exclusions) on policies written prior to June 2022, subject to a limit of $152.1 million. The terms of the LPT provide coverage on net loss reserves of $122.9 million as of the reference date in consideration for a premium of $136.5 million. The LPT includes an adjustment feature whereby we will receive a return of premium equal to the amount of all aggregate losses below $130.3 million, as determined on December 31, 2029. The provisions of the LPT include limitations on the timing of payments in relation to incurred losses, as well as limits on the extent of losses in relation to total premiums paid, which collectively do not technically qualify as a transfer of significant insurance risk for accounting purposes and therefore requires deposit accounting. At inception, we recorded a deposit asset of $130.3 million equal to the $136.5 million premium consideration paid, less the $6.2 million premium to be retained by the reinsurer (irrespective of the experience of the contract) included in “Other assets” within our consolidated balance sheets.

The overall premium is held in a trust account to secure the reinsurance counterparty’s obligations under the LPT. The funds withheld are credited with interest at a fixed annual rate that inures to the benefit of the reinsurer. The corresponding gross liability is reported within Funds held under reinsurance.

For the year ended December 31, 2024, we reduced the deposit assets by $47.4 million attributed to actual recoveries. The deposit asset reported as of December 31, 2024, is comprised of expected recoveries of $82.9 million, net of accretion, calculated using the interest method.

Commutation: In December 2023, we completed a commutation agreement that amended two whole account quota share reinsurance agreements that covered policies written from July 2020 to June 2022. A gain of $4.8 million was recognized on the commutation agreement, representing the excess of the total consideration of $83.6 million net of total liabilities reassumed of $78.8 million. The gain is included in Losses and loss adjustment expenses within our 2023 consolidated statement of operations.

Endorsements of existing quota share agreements: In November 2023, the Company and certain of our reinsurance counterparties agreed to endorsements of our quota share agreements covering treaty years of 2020 and 2021, which increased the contractual limits placed on their share of written premium and resulted in an increase in ceded written premiums of $27.8 million for the year ended December 31, 2023.

Reinsurance recoverables

Amounts recoverable from reinsurers on paid and unpaid losses and LAE are recognized in a manner consistent with the unpaid losses and LAE associated with the reinsurance and presented as reinsurance recoverables. The balances are as follows:

	December 31,
(in millions)	2024	2023
Reinsurance recoverables on unpaid losses and LAE	$1,069.5	$605.5
Other reinsurance recoverables:
Reinsurance recoverables on paid losses and LAE	281.4	162.9
Deposit assets	82.9	130.3
Commutation consideration receivable	—	81.3

Total other reinsurance recoverables	364.3	374.5

Reinsurance recoverables	$1,433.8	$980.0

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligation assumed under the reinsurance agreements. An allowance is established for amounts deemed uncollectible. We evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To further reduce credit exposure to reinsurance recoverables balances, we have received letters of credit from certain reinsurers that are not authorized as reinsurers under US state insurance regulations.

Of the total reinsurance recoverables on paid and unpaid losses and LAE outstanding as of December 31, 2024, 59% were with reinsurers having an A.M. Best rating of A- (excellent) or better. We require reinsurance recoverables with reinsurers that are not rated by A.M. Best to be subject to collateral arrangements through a combination of letters of credit, funds withheld arrangements or trust agreements. We consider such collateral arrangements, credit ratings assigned to reinsurers by A.M. Best and other historical default rate information in estimating the credit valuation allowance for reinsurance recoverables.

As of December 31, 2024 and 2023, all reinsurance recoverables with non-rated reinsurers were over collateralized and, accordingly, required no credit valuation allowance. The credit valuation allowance associated with reinsurance recoverables with reinsurers having an A.M. Best rating of A- or better was $0.4 million and $0.3 million as of December 31, 2024 and 2023, respectively.

9. Deferred acquisition costs and deferred ceding commissions

The following table presents the amounts of policy acquisition costs deferred and amortized for insurance business retained by Accelerant:

	Years Ended December 31,
(in millions)	2024	2023	2022
Balance as of January 1,	$53.0	$26.6	$15.0
Direct commissions and other acquisition costs on retained business	89.5	75.6	46.6
Amortization of deferred acquisition costs	(81.4)	(49.9)	(35.0)
Foreign currency translation	(0.4)	0.7	—

Balance as of December 31,	$60.7	$53.0	$26.6

The following table presents the amounts of ceding commissions deferred and amortized:

	Years Ended December 31,
(in millions)	2024	2023	2022
Balance as of January 1,	$120.4	$84.5	$30.2
Deferral of excess ceding commission income over deferred acquisition costs	318.7	202.7	98.6
Amortization of deferred excess ceding commissions to income	(249.5)	(164.2)	(44.3)
Foreign currency translation	3.4	(2.6)	—

Balance as of December 31,	$193.0	$120.4	$84.5

As disclosed in Note 2, we cede a significant portion of our premiums written to reinsurance companies. The ceding commissions are offset against DAC related to the insurance contracts that are subject to such reinsurance. Any excess ceding commissions over the related DAC are subject to deferral over the insurance premiums earning period.

Certain of our reinsurance arrangements are subject to sliding scale adjustments pursuant to the agreements with various reinsurers based on the actual loss experience of covered insurance contracts. The contractual ceding commission amounts are expressed as a percentage of the underlying premiums by type of insurance policy. Further, the amount of ceding commissions will vary based on the volume of ceded premium and may be adjusted for changes in the loss ratio. As that loss ratio changes from the original expected contractual amount, the amount of ceding commission inversely changes (such that adverse experience in the subject loss ratio will result in a reduction in ceding commissions and, conversely, any favorable experience in the subject loss ratio will result in an increase in ceding commissions). Such changes in ceding commissions will result in a change to the deferred ceding commission liability to the extent that the underlying premiums are unearned and, conversely, will result in a direct change to income to the extent that the underlying premium has been earned. As such, the sliding scale commissions act as our substantive participation in the underlying loss experience of the underlying insurance contracts.

Ceding commission income recognized for the years ended December 31, 2024, 2023 and 2022 included reductions of $15.5 million, $19.1 million and $29.0 million, respectively, due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts.

10. Income taxes

During 2024, the Company and its subsidiaries operated businesses in Bermuda, Belgium, the Cayman Islands, Canada, France, Greece, Italy, Ireland, Malta, Puerto Rico, Spain, Sweden, UK, and US. Under current law of the Cayman Islands and Bermuda, we are not subject to any corporate income taxes.

The Company is incorporated, and is an exempted company, in the Cayman Islands. The US, UK and EU are the most significant regions contributing to the overall taxation of the Company for the years ended December 31, 2024, 2023 and 2022.

The components of income taxes attributable to operations by jurisdiction were as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Income (loss) before income taxes:
US	$71.2	$13.3	$(52.2)
UK and EU	45.9	(17.0)	(20.0)
Other	(85.1)	(40.2)	(12.1)

Income (loss) before income taxes	$32.0	$(43.9)	$(84.3)

Current income tax expense:
US	$36.1	$6.6	$4.7
UK and EU	13.1	13.2	12.4
Other	0.8	0.1	—

Total current income tax expense	50.0	19.9	17.1
Deferred income tax (benefit) expense:
US	$(23.9)	$1.2	$(5.6)
UK and EU	(16.6)	(0.9)	(0.2)
Other	(0.4)	—	—

Total deferred income tax (benefit) expense	(40.9)	0.3	(5.8)

Income tax expense	$9.1	$20.2	$11.3

Our expected income tax expense (benefit) has been computed as the sum of the income (loss) before income taxes in each jurisdiction, multiplied by the jurisdiction’s applicable statutory tax rate. The applicable statutory tax rates by jurisdiction were as follows: Bermuda (0.0%), Belgium (25.0%), the Cayman Islands (0.0%), Canada (26.5%), France (25.0%), Greece (22.0%), Italy (27.9%), Ireland (12.5%), Malta (35.0%), Puerto Rico (4.0%), Spain (25.0%), Sweden (20.6%), UK (25.0%), and US (21.0%).

Our actual income tax expense (benefit) differs from each jurisdiction’s statutory tax rate applied to the applicable income (loss) before income taxes in each jurisdiction due to the tax effects of the following:

	Years Ended December 31,
	2024		2023		2022
(in millions)	Income before income taxes	Income tax expense (benefit)	Loss before income taxes	Income tax expense (benefit)	Loss before income taxes	Income tax expense (benefit)
Income tax expense computed at statutory tax rate applied to the subcomponents of income (loss) by jurisdiction	$32.0	$24.0	$(43.9)	$(0.1)	$(84.3)	$(16.1)
Tax effects of:
Change in valuation allowance		(9.7)		16.4		25.4
Provision to return adjustment		(2.0)		(0.7)		—
Non-deductible expenses		1.9		2.2		1.6
Non-taxable income		(2.6)		(0.8)		(0.3)
US state income taxes		1.5		1.6		0.7
Change in entity tax status		(5.2)		—		(0.2)
Taxable gain on intercompany transfer		1.0		2.3		—
Other		0.2		(0.7)		0.2

Total	$32.0	$9.1	$(43.9)	$20.2	$(84.3)	$11.3

The relationship of our income tax expense to our pre-tax income (loss) can be atypical because our taxable income has predominately been generated in the US, UK and Ireland, resulting in income tax expense in those jurisdictions (entities in such jurisdictions are referred to as “tax-paying entities”). Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other countries with cumulative operating losses, however, in each case a valuation allowance has been recorded against the corresponding deferred tax assets in those jurisdictions (entities in these two types of jurisdictions are referred to as “non-tax paying entities”).

The composition of our effective tax rates among our tax-paying and non-tax paying entities that demonstrates the non-tax paying entities’ effect on the total effective tax rate, were as follows:

	Years Ended December 31,
	2024			2023			2022
(in millions)	Tax- paying entities	Non-tax paying entities	Total	Tax- paying entities	Non-tax paying entities	Total	Tax- paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$142.3	$(110.3)	$32.0	$90.3	$(134.2)	$(43.9)	$47.9	$(132.2)	$(84.3)
Income tax expense	(9.1)	—	(9.1)	(20.2)	—	(20.2)	(11.3)	—	(11.3)
Effective tax rate	6.4%	—	28.4%	22.4%	—	(46.0)%	23.6%	—	(13.4)%

Deferred taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income of the same character, within the carryback and carryforward periods permitted within each tax jurisdiction. In assessing future taxable income, we considered all sources of taxable income available to realize our deferred assets, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carry back years and prudent and feasible tax-planning strategies.

We concluded that a valuation allowance of $45.4 million is required as of December 31, 2024. For territories where no valuation allowance is required as of December 31, 2024, we are of the opinion that it is more-likely-than-not that sufficient taxable income will be earned for which the deferred tax assets can be utilized.

During the third quarter of 2024, a tax benefit of $14.6 million was recorded to reflect the adjustment of certain valuation allowances in the UK related to the integration of the UK Branch of Accelerant Insurance Europe Limited, which is domiciled in Belgium, within our UK tax group, as well as underlying improvement in the UK Branch’s operations. The UK Branch had previously been reported as a component of our overall Belgian operations, which record full valuation allowances due to recurring operating losses attributable to its underwriting operations. As noted in the rate reconciliation above, this benefit was offset by $4.9 million of additional valuation allowances, resulting in a net $9.7 million tax benefit recorded during 2024. The additional valuation allowances were primarily related to operating losses and net deferred tax assets in jurisdictions that we are unable to recognize benefits from due to a history of recurring losses.

If changes occur in the assumptions underlying our tax planning strategies or in the scheduling of the reversal of our deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The net deferred tax asset comprises the tax effects of temporary differences related to the following:

	December 31,
(in millions)	2024	2023
Deferred tax assets:
Net operating loss	$32.9	$29.8
Deferred ceding commission	49.2	21.7
Unearned premiums	2.6	2.5
Accrued compensation	2.0	1.3
Intangible assets	4.4	0.4
Outside basis difference in partnership investments	7.4	—
Other	4.3	3.5

Deferred tax assets before valuation allowance	102.8	59.2
Valuation allowance	(45.4)	(46.5)

Deferred tax assets net of valuation allowance	57.4	12.7

Deferred tax liabilities:
Deferred acquisition costs	(7.2)	—
Other	—	(2.3)

Total deferred tax liabilities	(7.2)	$(2.3)

Net deferred tax assets	$50.2	$10.4

The amount and timing of realizing the benefits of our net operating loss carryforwards depend on future taxable income and limitations imposed by tax laws. As of December 31, 2024, our net operating loss carryforwards were as follows:

(in millions)	December 31, 2024	Deferred tax assets on net operating loss
Net operating loss carryforwards by jurisdiction:
Belgium (1)	$107.8	$27.0
US	9.2	1.9
Malta (1)	4.2	1.5
UK	7.7	1.9
All other	2.4	0.6

Total deferred tax asset on net operating losses		$32.9

(1)	Jurisdictions where the net operating loss has a full valuation allowance.

We did not incur any interest and penalties related to uncertain tax positions for the years ended December 31, 2024, 2023 and 2022. We did not have any accruals for uncertain tax positions nor any unrecognized uncertain tax benefits as of December 31, 2024.

The Company and its subsidiaries file income tax returns in their respective jurisdictions. We are not currently under audit for income taxes in any jurisdiction. The statute of limitations remains open in various jurisdictions from 2019 and forward.

For the year ended December 31, 2024, we consider our earnings within each jurisdiction to be indefinitely reinvested, and as such, no deferred taxes are required on the undistributed earnings of subsidiaries subject to tax.

Should the subsidiaries distribute current or accumulated earnings and profits in the form of dividends or otherwise, we may be subject to withholding taxes in certain jurisdictions. The cumulative amount that would be subject to withholding tax, if distributed, is not practicable to compute.

Under the Organization for Economic Co-operation and Development (OECD) / G20 Inclusive Framework, 140 countries agreed to enact a two-pillar solution to address the digitalization of the economy. The OECD’s Pillar Two Model Rules introduce global changes to the international tax framework. Large multinational businesses with greater than €750 million total revenue are required to pay a minimum effective tax rate under Pillar Two of 15% on income arising in each jurisdiction where they operate. The proposed rules took effect for tax years beginning on January 1, 2024 in many jurisdictions. We are subject to these rules given our gross earned premiums are more than €750 million and the minimum tax is treated as a period cost. The Pillar Two minimum tax expense for the current year ended December 31, 2024 was $0.7 million.

11. Goodwill, other intangible assets and capitalized technology development costs

Goodwill

We have assigned goodwill to our reporting units for impairment testing purposes. As of December 31, 2024, we have two reporting units with goodwill - Owned Members within the MGA Operations segment and Underwriting (whereby the operating unit for impairment testing was at the operating segment level).

A roll forward of goodwill by reportable segment as of and for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in millions)	Underwriting	MGA Operations	Total
Balance as of January 1, 2022	$1.4	$11.2	$12.6
Acquisition of business (1)	—	8.7	8.7
Measurement period adjustments	(0.9)	—	(0.9)
Foreign currency translation	(0.2)	(1.9)	(2.1)

Balance as of December 31, 2022	$0.3	$18.0	$18.3
Acquisition of business (1)	1.2	0.8	2.0
Foreign currency translation	—	0.4	0.4

Balance as of December 31, 2023	$1.5	$19.2	$20.7
Acquisition of business (1)	—	10.8	10.8
Foreign currency translation	(0.1)	(0.5)	(0.6)

Balance as of December 31, 2024	$1.4	$29.5	$30.9

(1)	Refer to Note 17 for additional information pertaining to business combinations and related goodwill determination.

We performed a qualitative assessment of its goodwill for impairment as of the years ended December 31, 2024, 2023 and 2022 and in each case we determined that it was more likely than not that the estimated fair value of the reporting units with goodwill exceed their respective carrying values.

Other intangible assets

Our other intangible assets, acquired in connection with its business combination activities, accumulated amortization and their carrying amounts were as follows:

	December 31, 2024
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$29.6	$(8.9)	$20.7
Licenses and other	13.0	(0.6)	12.4

Total	$42.6	$(9.5)	$33.1

	December 31, 2023
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$24.9	$(6.4)	$18.5
Licenses and other	12.7	(0.4)	12.3

Total	$37.6	$(6.8)	$30.8

Included in the gross carrying amounts of Licenses and other was $11.0 million of indefinite-lived licenses as of December 31, 2024 and 2023. We performed a qualitative assessment for impairment and the useful lives of its indefinite and finite lived intangible assets, as applicable, and we determined there were no impairments or need to change the useful lives of the finite lived intangibles assets as of December 31, 2024 and 2023.

Capitalized technology development costs

Our capitalized technology development costs, accumulated amortization and their carrying amounts are as follows:

	December 31, 2024
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized technology development costs	$117.1	$(33.5)	$83.6

	December 31, 2023
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized technology development costs	$84.1	$(15.0)	$69.1

There was no change in estimated useful lives of other intangible assets and capitalized technology development costs for the years ended December 31, 2024, 2023 and 2022. The weighted-average remaining useful life is 7.4 years for customer relationships and 3.7 years for capitalized technology development costs. For the year ended December 31, 2024, we recorded an impairment of $3.5 million of capitalized technology development costs, which is included in the “Depreciation and amortization” in our consolidated statements of operations. There was no impairment of other intangible assets and capitalized technology development costs for the year ended December 31, 2023. Depreciation and amortization presented in our consolidated statements of operations were $26.6 million, $14.5 million and $5.8 million for the years ended December 31, 2024, 2023 and 2022, respectively, the majority of which represents amortization expenses of other intangible assets and capitalized technology development costs.

As of December 31, 2024, estimated amortization expenses of other intangible assets and capitalized technology development costs to be recognized by the Company over the next five years are as follows:

Estimated amortization expenses
Years Ended December 31,	(in millions)
2025	$26.8
2026	27.0
2027	25.1
2028	13.6
2029	6.4

12. Other assets

Other assets consisted of the following:

	December 31,
(in millions)	2024	2023
Prefunded claim settlement accounts (1)	$58.6	$66.0
Net deferred tax assets (refer to Note 10) (2)	51.6	10.4
Commission income receivable	28.3	17.4
Funds withheld by reinsurers	18.2	20.0
Deferred offering costs (3)	16.0	12.4
Prepaid expenses	11.8	4.2
Related party receivables (refer to Note 18)	7.6	7.1
Prepaid retrocession premium (refer to Note 8)	5.3	6.2
Other	24.3	12.3

Total	$221.7	$156.0

(1)	This balance represents amounts paid to third party administrators in advance of the notification of specific claims to enable the future settlement of such claims on an efficient and timely basis.
(2)

Total net deferred tax assets presented in Note 10 are $50.2 million. However, net deferred tax assets may not be offset with net deferred tax liabilities from different tax jurisdictions. As of December 31, 2024, one of our tax jurisdictions had $1.4 million of net deferred tax liabilities, which is included in “Accounts payable and other liabilities” in our consolidated balance sheets. All other jurisdictions had aggregate net deferred tax assets of $51.6 million.

(3)

As of the date of completion of these financial statements, the Company is preparing for its planned initial public offering. In the event that the Company postpones the planned offering of securities to which these deferred costs relate and such postponement is determined to be other than short-term, the deferred offering costs will be charged to expense in the period that determination is reached.

13. Unpaid losses and loss adjustment expenses

Activity in unpaid losses and loss adjustment expenses (“LAE”) reserve is summarized as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Gross reserve for unpaid losses and LAE, beginning of year	$772.5	$415.4	$182.0
Less: Reinsurance recoverables, beginning of year	605.5	333.4	144.3

Net reserve for unpaid losses and LAE, beginning of year	167.0	82.0	37.7
Acquired reserves from business combinations	—	6.1	—
Reserves reassumed under commutation agreement (1)	—	74.7	—
Incurred losses and LAE related to:
Current accident year	152.2	75.4	94.7
Prior accident years	15.1	4.9	4.8

Total incurred losses and LAE	167.3	80.3	99.5
Paid losses and LAE:
Current accident year	(28.8)	(32.2)	(32.7)
Prior accident years	(76.8)	(49.0)	(20.6)

Total paid losses and LAE	(105.6)	(81.2)	(53.3)
Foreign exchange adjustments	(3.8)	5.1	(1.9)

Net reserve for unpaid losses and LAE, end of year	224.9	167.0	82.0
Reinsurance recoverables on unpaid losses and LAE, end of year	1,069.5	605.5	333.4

Gross reserve for unpaid losses and LAE, end of year	$1,294.4	$772.5	$415.4

(1)	Amount is presented net of a $4.1 million settlement of net receivables from the counterparty upon commutation.

Reserves for losses and LAE represent our estimated indemnity cost and related adjustment expenses necessary to administer and settle claims. Our estimates are based upon individual case estimates for reported claims set by our claims specialists, adjusted with actuarial estimates for any further expected development on reported claims and for losses that have been incurred, but not yet reported.

The increase in incurred losses and LAE (“adverse development”) attributable to prior accident years of $15.1 million for the year ended December 31, 2024 primarily related to the EU and UK general liability and property portfolio for Members that we have either discontinued or subject to significant responsive underwriting actions.

Adverse development attributable to prior accident years of $4.9 million for the year ended December 31, 2023 was primarily driven by $2.8 million of adverse development on certain UK legacy discontinued business, including from a previous acquisition, in addition to $2.1 million related to US commercial auto reserves.

Adverse development attributable to prior accident years of $4.8 million incurred during the year ended December 31, 2022 primarily related to adverse development associated with one large MGA with UK commercial property and liability exposures. Such losses do not include the impacts of negative sliding scale commission adjustments resulting from increased loss estimates that we recognize as a component of ceding commission income. For further information, refer to Note 9.

Lines of business

Due to the nature of business written and the distribution channels used by Accelerant, (i.e., specialist and tailor-made products sold via MGAs), we perform day-to-day monitoring and oversight of the performance at the individual MGA level, with splits into lines of business or products where appropriate. This granular and detailed analysis and monitoring is designed to provide appropriate oversight over the delegated business and timely detection of any trends. We analyze the performance within three main lines of business, namely Property, Liability and Other.

Property losses are generally reported, settled and paid within a short period of time from the date of loss. However, property can be impacted by catastrophe losses which can be more complex than non-catastrophe property claims due to factors such as difficulty accessing impacted areas and other physical, legal and regulatory impediments, potentially extending the period it takes to settle and pay claims.

Our Liability insurance products generally cover exposures where most claims are reported without a significant time lag. However, since facts and information are frequently not complete at the time claims are reported to us, and because protracted litigation is sometimes involved, it can be several years before the ultimate value of these claims is determined.

Our Other category primarily encompasses motor, marine and surety business. We perform this aggregation solely for reporting purposes considering the materiality of these sub-segments.

Foreign currency

We translate the loss development for operations outside of the US for all accident years using the constant currency exchange rates as of December 31, 2024. Although this approach requires adjusting all prior accident year information for use in the tables, the changes in exchange rates do not impact incurred and paid loss development trends.

The following is information about incurred and paid losses development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities included within the net incurred loss amounts.

Incurred loss and allocated loss adjustment expense (“ALAE”), net of reinsurance

The following tables represent our incurred loss and ALAE, net of reinsurance, less cumulative paid claims and ALAE by business line as of December 31, 2024, net of reinsurance, as well as cumulative claims frequency and the total IBNR liabilities plus expected development on reported claims included within the net incurred claims amount. We have adjusted these tables for accident years 2019 through 2022 to present the retrospective effects of the commutation reinsurance transaction described in Note 8.

Property

(in millions, except for number of claims)
	Incurred claims and claims adjustment expenses, net of reinsurance						December 31, 2024

	Years Ended December 31,						IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$1.1	$1.3	$1.3	$1.2	$1.4	$1.4	$—	3,529
2020		17.7	19.0	17.5	23.2	22.7	—	12,319
2021			10.9	14.6	23.7	23.4	—	12,906
2022				59.0	77.8	85.6	0.1	17,776
2023					45.7	41.3	1.3	16,572
2024						71.1	34.8	15,662

					Total	$245.5

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$—	$0.3	$0.3	$0.5	$0.8	$1.4
2020		1.7	11.7	15.4	18.8	22.5
2021			1.7	13.3	17.6	22.9
2022				28.3	47.9	83.0
2023					29.2	36.8
2024						17.6

					Total	$184.2

Unpaid losses and ALAE, net of reinsurance						$61.3

Liability

(in millions, except for number of claims)
	Incurred claims and claims adjustment expenses, net of reinsurance						December 31, 2024

	Years Ended December 31,						IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$0.4	$0.4	$0.4	$0.4	$1.3	$1.5	$—	2,001
2020		6.4	7.3	7.1	9.8	12.7	0.6	2,522
2021			9.5	10.8	15.5	19.4	2.0	5,061
2022				29.8	46.5	51.2	12.7	8,142
2023					25.0	22.4	9.4	9,339
2024						47.2	28.8	8,913

					Total	$154.4

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$—	$0.1	$0.1	$0.2	$1.2	$1.2
2020		0.5	4.2	5.4	7.4	7.6
2021			0.6	1.9	4.0	5.4
2022				2.6	10.7	11.3
2023					1.7	3.4
2024						4.0

					Total	$32.9

Unpaid losses and ALAE, net of reinsurance						$121.5

Other

(in millions, except for number of claims)
	Incurred claims and claims adjustment expenses, net of reinsurance					December 31, 2024
	Years Ended December 31,					IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2020	$0.2	$0.2	$0.2	$0.9	$0.8	$—	4,306
2021		7.0	9.4	18.3	18.5	1.3	9,276
2022			5.8	21.9	21.0	2.2	20,383
2023				9.2	9.9	2.8	30,937
2024					31.9	16.4	33,774

				Total	$82.1

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2020	$—	$0.1	$0.1	$0.4	$0.8
2021		2.9	5.6	11.1	15.7
2022			2.1	4.3	16.4
2023				1.4	4.9
2024					7.1

				Total	$44.9

Unpaid losses and ALAE, net of reinsurance					$37.2

The reconciliation of our net incurred and paid development tables to the liability for unpaid losses and LAE in our consolidated balance sheets is as follows:

(in millions)	December 31, 2024
Net outstanding liabilities
Property	$61.3
Liability	121.5
Other	37.2

Liabilities for unpaid losses and ALAE, net of reinsurance	220.0
Reinsurance recoverables on unpaid claims
Property	295.2
Liability	592.9
Other	181.4

Total reinsurance recoverables on unpaid losses and LAE	1,069.5
Unallocated LAE
Current accident year	1.9
Prior accident years	3.0

Total unallocated LAE	4.9

Total unpaid losses and LAE	$1,294.4

Claims duration

The following table presents the historical average annual percentage payout, net of reinsurance on an accident year basis at the same level of disaggregation as presented in the claims development tables above. Given we established operations in 2019, the typical full payout pattern to 100% is not yet available.

	Average annual percentage payout of incurred losses and ALAE, net of reinsurance as of December 31, 2024 (unaudited) (1)
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Property	15%	20%	12%	12%	10%	30%
Liability	6%	17%	7%	12%	45%	3%
Other	8%	10%	18%	21%	24%	—

(1)

Average annual percentage payout is calculated using a paid loss and ALAE development pattern based on an actuarial analysis of the paid loss and ALAE movements by accident year for each disaggregation category. Our average annual percentage payouts shown have been scaled to align with historical expected total payment development after 6 years.

14. Debt

We had the following senior unsecured debt outstanding as of December 31, 2024 and 2023:

	December 31,
(in millions)	2024	2023
Senior unsecured debt	$125.0	$123.3
Less: unamortized debt issuance costs	(3.6)	(3.0)

Senior unsecured debt	$121.4	$120.3

The following table presents estimated future repayments of long-term debt as of December 31, 2024, excluding the debt issuance costs which will be amortized over the remaining term:

	For the Years Ended
(in millions)	Total	2025	2026	2027	2028	2029
Senior unsecured debt	$125.0	$0.8	$3.1	$5.9	$5.7	$109.5

During the third quarter of 2024, we amended our syndicated loan agreement related to our senior unsecured debt facility including Euro and US dollar denominated components with an original May 2026 maturity date (the “senior notes”).

Under the terms of the amended credit agreement, we refinanced the syndicated loan facility by extending the maturity date of the senior notes to September 2029 and borrowing $51.5 million to repay the Euro component, such that the aggregate outstanding principal balance of the senior notes remained $125 million under a new single US dollar denominated facility. In addition, the credit agreement was amended to add a $50 million revolving credit facility (all of which was unutilized and available as of December 31, 2024).

The senior notes are senior unsecured obligations and include a delayed draw term loan (“DDTL”) feature that allows us to withdraw predefined amounts of the approved total US Dollar aggregate principal amount. Incremental facilities up to an additional $75 million are available to draw upon request, subject to the agreement of the lenders.

Partial quarterly repayments of the aggregate principal amount are required until the maturity date. Interest payments on the senior notes are due at the end of each period, being a certain month or quarter during which the applicable interest rate has been reset. The interest rate is subject to a sliding scale based on our consolidated senior debt to capitalization ratio and varies between a 3.4% and 4.0% spread in addition to the Secured Overnight Financing Rate (“SOFR”). Interest is calculated based on a 360-day year of twelve 30-day months. Interest expense for the years ended December 31, 2024, 2023 and 2022 was $12.1 million, $10.9 million and $4.2 million, respectively.

Subject to conditions of optional prepayment, we may voluntarily prepay the senior notes at any time and from time to time, prior to the maturity date without penalty. Any prepayment, in whole or in part, shall include any accrued and unpaid interest thereon to, but excluding, the prepayment date. Any amounts we prepay may not be reborrowed.

The senior notes contain certain restrictive and maintenance covenants customary for facilities of this type, including restrictions on minimum consolidated net worth, maximum leverage levels and a minimum interest coverage ratio. As of December 31, 2024, we were in compliance with all such covenants.

15. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

	December 31,
(in millions)	2024	2023
Premium tax payables	$53.7	$36.0
Deposit liabilities (1)	43.9	—
Commission refund liabilities	38.8	29.8
Trade payables	13.8	9.5
Accrued expenses and other	48.0	55.6

Total	$198.2	$130.9

(1)

During the third quarter of 2024, we assumed loss and loss adjustment expense reserves in a novation transaction with an unaffiliated insurer who additionally provided coverage for adverse development on the novated loss reserves. We accounted for the arrangement using deposit accounting because the contract did not transfer significant insurance risk.

16. Equity

Common shares:

As of December 31, 2024 and 2023, there are 3,019,667 and 2,907,145 shares authorized, respectively, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, there were 1,986,221 and 1,979,284 shares, respectively, issued and outstanding.

The Company’s common shares confer upon its holders the following rights:

•

the right to participate and vote in the Company’s general meetings, whether regular or extraordinary. Each share entitles its holder, when attending and participating in the voting in person or via agent or letter, to one vote;

•

the right to share in the distribution of dividends, whether in cash or in the form of bonus share, the distribution of assets or any other distribution pro-rata to the par value of the shares held by them; and

•	the right to share in the distribution of the Company’s excess assets upon liquidation pro-rata to the par value of the shares held by them.

Preference shares:

Convertible preference shares authorized, issued and outstanding as of December 31, 2024 consist of:

•	250,459 Class A shares authorized, 250,457 issued and outstanding

•	150,233 Class B shares authorized, 150,231 issued and outstanding

•	66,500 Class C shares authorized, 66,411 issued and outstanding

Convertible preference shares authorized, issued and outstanding at December 31, 2023 consist of:

•	249,583 Class A shares authorized, 249,582 issued and outstanding

•	149,708 Class B shares authorized, 149,707 issued and outstanding

Class C preference share issuance in 2024: In 2024, we issued 53,308 Class C convertible preference shares to third-party investors for $100.5 million of gross proceeds, 10,874 Class C convertible preference shares to the owners of the immediate parent entity for $20.5 million of gross proceeds, and 2,229 Class C convertible preference shares to certain executives of the Company for $4.2 million gross proceeds. There was a total of 66,411 Class C preference shares issued and total net proceeds of $114.5 million, after giving effect to $10.7 million in issuance costs.

Common share, Class A preference share and Class B preference share issuance in 2024: As referenced in Note 6, there were 6,938 common shares, 875 Class A preference shares and 525 Class B preference shares issued in connection with our acquisition of the equity interests in Mission.

Class B preference share issuance in 2023: In February 2023, we issued 681 Class B convertible preference shares to third-party investors for $0.7 million gross proceeds and 223 Class B convertible preference shares to certain executives of the Company for $0.2 million gross proceeds. The total capital raised in 2023 was $0.7 million, net of $0.2 million in issuance costs.

Class B preference share issuance in 2022: In 2022, we issued 89,155 Class B convertible preference shares to third-party investors for $90.0 million of gross proceeds as well as 59,648 Class B convertible preference shares to the owners of the immediate parent entity for $60.2 million of gross proceeds.

Class A preference share issuance in 2022: In 2022, we issued 36,000 Class A convertible preference shares to third-party investors for $36.0 million in gross proceeds as well as 27,500 Class A convertible preference shares to the owners of the immediate parent company for $27.5 million in gross proceeds. We also issued 2,500 Class A convertible preference shares to a related party in settlement of an outstanding loan balance of $2.5 million. In addition, in 2022, 866 Class A convertible preference shares were issued to certain executives of the Company for $0.9 million gross proceeds.

The total capital raised in 2022 was $207.3 million, net of $9.8 million in issuance costs. Total cash proceeds from the 2022 offerings were $204.8 million (representing the $207.3 million total capital less the $2.5 million non-cash settlement of the outstanding loan balance).

The Class A and Class B preference shares are convertible to common shares upon an initial public offering of the Company, as well as in the case of other defined liquidation events. In the case of such an initial public offering or a liquidation event, all other equity holders of the Company will also participate and receive the same form of consideration. The Class A and Class B preference shares are subject to an accreted liquidation preference of 8% and 16%, respectively. The holders of the Class A and Class B preference shares may withhold consent to an initial public offering or liquidation event if the value of the Class A and Class B preference shares have not appreciated to the sum of the initial investment and the accreted liquidation preference. In such circumstance, the Company may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

The Class C preference shares are convertible to common shares subject to the occurrence of an initial public offering or other defined liquidation event. The Class C preference shares also include a redemption feature, which may be exercised at the holders’ option, as well as contingently issuable detachable warrants to acquire additional common shares if the initial public offering or liquidation event does not occur within two years following the Class C preference shares date of issuance (the “Class C Issuance Date”). If an initial public offering or liquidation event occurs within two years following the Class C Issuance Date, the warrants will not be issued. However, if an initial public offering or liquidation event does not occur by the second anniversary of the Class C Issuance Date, holders of such shares will receive 58,331 detachable warrants (42,902 warrants with an exercise price approximating 75% of the independently determined fair value of the Company as of the Class C Issuance Date (such reference valuation, the “Issuance Date Valuation”) plus 15,429 warrants with an exercise price approximating 150% of the Issuance Date Valuation.

If a holder of Class C preference shares elects to convert Class C preference shares to common shares, the holder will receive Class A or Class B common shares, as applicable, equivalent to the same number of the Class C preference shares subject to conversion. If a holder of the Class C preference shares elects, prior to the first anniversary of the Class C Issuance Date, to redeem such holder’s shares for cash, the holder will receive 1.4 times such holder’s initial investment; and if such an election is made following the first anniversary of the Class C Issuance Date, but prior to the second anniversary thereof, the holder will receive 1.5 times such holder’s initial investment. After the second anniversary of the Class C Issuance Date, the value of the redemption right will change in accordance with the accreted liquidation preference rates as defined in the following paragraph.

The Class C convertible preference shares are subject to an accumulating annual accreted liquidation preference equal to the greater of 12.5% or SOFR plus 750 basis points (subject to adjustment over time and never to exceed 17.0%). The holders of the Class C preference shares may withhold consent to an initial public offering or liquidation event if the value of the Class C preference shares has not appreciated to equal the sum of the initial investment plus the aggregate accreted liquidation preference. In such circumstance, we may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

17. Business acquisitions

During the years ended December 31, 2024, 2023 and 2022, we made several acquisitions that were individually not material. The purchase consideration was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired less liabilities assumed at the date of the acquisition. Our purchase price allocation related to the 2024 acquisitions is provisional and could change in subsequent periods to reflect new information obtained about the facts and circumstances that existed as of the acquisition date, which if known, would have affected the measurement of the amounts recognized as of the acquisition date. We may recognize measurement period adjustments to the provisional amounts in future periods, but no later than one year from the closing date (referred to as the “measurement period”). We recorded goodwill from these acquisitions, primarily attributable to expected growth and profitability, none of which is expected to be deductible for income tax purposes.

Our consolidated financial statements include the results of the acquisitions after their respective closing dates. Revenue, net income, as well as pro forma information is not presented as such results of operations would not be materially different to the actual results of operations of the Company. The acquisition-related costs incurred for the acquisitions which occurred during the years ended December 31, 2024, 2023 and 2022 were $0.3 million, $1.2 million and $0.7 million, respectively.

2024 Activity:

The following represents a summary of the acquisitions that occurred during 2024:

•	In May 2024, we closed on our acquisition of each of Mission US and Mission EU which we initiated by exercising our options. Mission was previously a consolidated VIE given financial support and variable interest considerations. Because Mission was previously consolidated within our financial statements, the exercise of the call option was accounted for as an equity transaction. Upon completion of the acquisition, Mission became a VOE and a wholly-owned subsidiary of the Company. For further information on the Mission acquisition, refer to Note 6.

•

In November 2024, our consolidated subsidiary Ayax Acquisition Co. Ltd acquired an additional 32% of the outstanding share capital of Ayax Specialty, S.L (“Ayax”), a Spanish MGA specializing in the insurance of surety risks, in exchange for $17.5 million of total consideration (consisting of cash of $5.6 million, our existing equity interest of $3.3 million and the non-controlling interests of $8.6 million). The additional 32% interest increased our ownership in Ayax from 19% to 51%. Previously, we accounted for our investment in Ayax as an equity method investment. Following the completion of the step acquisition, we gained majority ownership and control of Ayax and consolidated it. Our previously held equity interest was remeasured to fair value at the step acquisition date. Accordingly, we recorded a revaluation gain of $2.4 million within “Net realized gains (losses) on investments” in our consolidated statements of operations.

The following table provides our preliminary purchase accounting financial information for the Ayax acquisition:

(in millions)	2024
Assets acquired:
Cash and cash equivalents	$5.1
Other identifiable intangible assets	5.3
Premiums receivable	1.1
Other assets	0.5

Total assets acquired	12.0
Liabilities assumed:
Insurance balances payable	3.0
Accounts payable and other liabilities	2.3

Total liabilities assumed	5.3

Total identifiable net assets acquired (1)	6.7

Goodwill	10.8

Total acquisition consideration	$17.5

(1)	Total net cash paid for the interest in Ayax was $0.5 million, net of cash acquired (consisting of the $5.6 million payment net of the $5.1 million cash acquired).

2023 Activity:

The following represents a summary of the acquisitions that occurred during 2023:

•

Capital Markets Underwriting Limited (“CMU”): In June 2023, our consolidated subsidiary Nationwide Broker Services Limited acquired a 70% ownership stake in CMU for consideration of $0.9 million. CMU is a UK-based MGA and cover holder at Lloyd’s (representing a company authorized to enter into insurance contracts on behalf of a Lloyd’s syndicate in accordance with the terms of a binding authority contract).

•

Omega Insurance Holdings, Inc (“Omega”): In October 2023, our consolidated subsidiary Omega Acquisition Co Ltd. purchased all the common shares of Omega Insurance Holdings Inc. (subsequently renamed Accelerant Canada Holdings, Inc.) for consideration of $9.5 million. Accelerant Canada Holdings, Inc. owns all the common shares of Omega General Insurance Company (subsequently renamed Accelerant Insurance Company of Canada) and Focus Group Inc (subsequently renamed Accelerant Canada Services). Our acquisition of Omega will support Accelerant’s continued international expansion, specifically into the Canadian market.

•

American Eagle Underwriting Managers, LLC (“American Eagle”): In November 2023, our consolidated subsidiary, Mission UH Holdings LLC acquired all the ownership interests of American Eagle for consideration of $2.4 million. American Eagle is a US-based MGA and cover holder at Lloyd’s.

The following table provides certain financial information for these acquisitions:

(in millions)	2023
Assets acquired:
Cash and cash equivalents	$15.2
Investments	6.8
Premiums receivable	12.1
Ceded unearned premiums	12.2
Reinsurance recoverables (1)	11.4
Other identifiable intangible assets	1.6
Other assets	1.0

Total assets acquired	60.3
Liabilities assumed:
Unpaid losses and loss adjustment expenses	16.8
Unearned premiums	13.2
Insurance balances payable	13.5
Accounts payable and other liabilities	6.0

Total liabilities assumed	49.5

Total identifiable net assets acquired (2)	10.8
Goodwill	2.0

Total acquisition consideration	$12.8

(1)	Reinsurance recoverables acquired include $10.7 million of reinsurance recoverables on unpaid losses and LAE and $0.7 million of reinsurance recoverables on paid losses and LAE.
(2)

The acquisitions of the entities resulted in net cash and cash equivalents received of $2.8 million, representing the $12.4 million cash payment for the acquisition compared to net of cash and cash equivalents acquired of $15.2 million. Total acquisition consideration consisted of the cash payment and $0.4 million of non-controlling interests.

2022 Activity:

The following summarizes our acquisitions that occurred during 2022:

•

In January 2022, we acquired 77.6% of the share capital of United Brokers International Limited (“UBI”) for consideration of $10.3 million. The consideration transferred consisted of $4.4 million of cash, $4.6 million of deferred consideration and $1.3 million of non-controlling interest. UBI is a UK and Ireland based MGA that specializes in the insurance of construction risks in France.

•

In March 2022, we acquired 78.1% of the share capital of Servicios Profesionales de Suscripcion de Riesgos Iberia S.L. (“SSR Iberia”) for consideration of $4.7 million. The consideration transferred consisted of $3.7 million of cash and $1.0 million of non-controlling interest. SSR Iberia is a Spain based MGA that specializes in the insurance of construction and real estate development risks.

The following table provides certain financial information for these acquisitions:

(in millions)	2022
Assets acquired:
Cash and cash equivalents	$6.4
Other identifiable intangible assets	4.9
Other assets	0.5

Total assets acquired	11.8
Liabilities assumed:
Commissions payable	0.3
Accounts payable and other liabilities	5.2

Total liabilities assumed	5.5

Total identifiable net assets acquired (1)	6.3
Goodwill	8.7

Total acquisition consideration	$15.0

(1)

Total cash paid for acquisitions, net of cash acquired, was $1.7 million representing the $8.1 million cash payment for the acquisition compared to cash and cash equivalents acquired of $6.4 million. Total acquisition consideration consisted of the cash payment, $4.6 million of deferred consideration and $2.3 million of non-controlling interests.

Purchase of additional non-controlling interests in previously consolidated entities:

During 2023, we purchased $5.5 million of non-controlling interests related to previously consolidated entities in which an existing majority ownership and controlling interest was held. The purchase of such non-controlling interests was reflected as a reduction of the previously outstanding non-controlling interests and additional paid in capital presented within our consolidated statement of shareholders’ equity and as a financing outflow within our consolidated statement of cash flows.

18. Related party transactions

As of December 31, 2024 and 2023, the outstanding balance of short-term financing by the Company to Accelerant Holdings LP was $7.6 million and $7.1 million, respectively. This balance is unsecured, interest free, has no fixed date of repayment and is repayable on demand.

As of December 31, 2024, we had accounts payable of $0.9 million to Accelerant Holdings LP, primarily related to legal costs.

For the years ended December 31, 2024, 2023 and 2022, we incurred $0.2 million, $2.8 million and $3.7 million, respectively, of advisory fees and expenses with Altamont Capital Management LLC, an affiliate.

We incurred expenses of $0.4 million during the year ended December 31, 2022 as compensation for services rendered by Jeff Radke, CEO of Accelerant, via Indica Limited, a services company of which he is the sole shareholder. Payments made to the CEO during 2022 principally consisted of a cash performance bonus accrued by the Company in connection with services rendered during 2021. The CEO became a direct employee of Accelerant in April 2022.

19. Commitments and contingencies

Litigation

We are occasionally a party to routine contractual disputes impacting receivables, claims (re)insurance contracts or litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition, or results of operations.

Contingencies arise in the normal conduct of our operations and are not expected to have a material effect on our financial condition or results of operations. However, adverse outcomes are possible and could negatively affect our financial condition and results of operations.

Unfunded investment commitments

As of December 31, 2024, we had unfunded commitments of $2.2 million in respect of our limited partnership investments. Refer to Note 4 for additional information.

20. Employee benefits and profit interests plans

Employee benefit plan

We operate a defined contribution post-employment plan. A defined contribution plan is a benefit plan under which the Company pays fixed contributions into a separate entity. We have no legal or constructive obligations to pay further contributions if the entity, typically taking the form of a fund, does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

We pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The contributions are recognized as employee benefit expenses when they are due. Expenses related to the plans were $4.6 million, $2.8 million and $1.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are included in the “General and administrative expenses” within our consolidated statements of operations.

Cash bonus plan

We have a deferred compensation plan that entitles every employee, subject to certain qualifying criteria, to a cash bonus equal to a multiple of such employee’s salary less applicable taxes upon the occurrence of a qualifying liquidity event. The amount of the cash bonus for an eligible employee will be dependent upon the valuation of the Company if the qualifying liquidity event occurs and is subject to adjustment if an employee’s length of service is less than two years. All payments will be determined at the discretion of the Company’s Board of Directors. Any future liability recognized for this plan will be recognized at fair value at the date of initial recognition and then subsequently updated at each reporting period. Such amount will be material to our operating results in any future period.

We did not recognize any compensation cost for the cash bonus plan during the years ended December 31, 2024, 2023 and 2022 as the cash bonus payments were not probable.

Profits interest awards

Accelerant Holdings LP and Mission have issued profits interest awards to certain officers and employees of the Company in the form of partnership shares and incentive units. The awards require achievement of certain return thresholds and continuous service for the officers and employees to receive distributions. The awards do not represent an equity interest for accounting purposes in the Company, the Company’s parent, or its subsidiaries. These units are accounted for as deferred compensation and compensation cost is measured according to the value of expected benefits as of each reporting date. Profits interest awards are subject to vesting over a continuous service period and forfeiture upon a recipient voluntarily resigning, in the normal course of business, regardless of such employee’s length of service or vested units. Since the awards are subject to forfeiture upon termination for no value, the awards represent a deferred compensation liability rather than equity classified stock compensation. Compensation cost will be recorded to the extent payment is reasonably estimable and probable, as well as considering service requirements. Any future liability recognized for these awards will be recognized at the fair value of the awards at the date of initial recognition and then subsequently updated at each reporting period. Such amounts will be material to the Company’s operating results in any future period.

We recognized $7.0 million of compensation expenses during the year ended December 31, 2024 attributable to the Mission profits interest awards as certain return thresholds and continuous services requirements were met for specific components of the business. There were no Mission profits interest awards compensation expenses for the years ended December 31, 2023 and 2022.

We did not recognize any compensation cost for the Accelerant Holdings LP profits interest awards during the years ended December 31, 2024, 2023 and 2022 as the distributions were not probable.

Potential distribution of common shares of the Company in the event of an initial public offering

In the event of an initial public offering of the Company, Accelerant Holdings LP intends to distribute common shares of the Company that are currently held by Accelerant Holdings LP to the holders of existing profits interests awards in Accelerant Holdings LP in proportion to the economic interests represented by those profits interest awards. The distribution of common shares would be made upon the consummation of an initial public offering to holders of vested profits interest awards of Accelerant Holdings LP, and of restricted common shares of the Company to holders of unvested profits interest awards. After making such distribution, Accelerant Holdings LP will be liquidated and dissolved. The number of common shares of the Company that holders of profits interests awards of Accelerant Holdings LP will receive upon the completion of the distribution will be dependent upon the implied market value of the Company at the time of the initial public offering. The Company would then recognize compensation expense at such time for the value of the new unrestricted common shares of the Company distributed to holders of vested profits interest awards of Accelerant Holdings LP, and in each subsequent reporting period for the value of the restricted common shares of the Company that vest and become unrestricted during each such reporting period. The compensation expense will be material to our income in future periods.

21. Share-based compensation

Share options granted to employees

During 2024, we granted 77,702 options to certain of our employees (which followed the grants during 2023 of 103,756 stock option awards, net of forfeitures) under our employee share incentive plan. The contractual term of the option awards is ten years from the grant date. The vesting terms of the option awards varied based on the date of the respective employee’s date of service commencement such that a portion of the awards was typically vested as of the grant date. The vesting periods per each of the awards varied from two to four years (with either quarterly or annual partial vesting periods over those two to four year full vesting periods).

The fair value of each share option award granted was estimated on the date of grant using the following option pricing model assumptions:

	2024	2023
Weighted average expected term (years)	1.2 - 10.0	0.5 - 10.0
Risk-free interest rate	3.82% - 4.87%	4.14% - 5.40%
Expected volatility	31% - 38%	32% - 37%
Expected dividend yield	0%	0%

Based on application of the Hull-White valuation method (widely used in the determination of option fair value), we estimate the expected term of the share options granted, assuming that employees exercise their options, on average, when the stock price over strike price reaches a threshold of 2.20. The risk-free interest rate is based on observed interest rates appropriate for the term of our stock options. Expected volatility is based on companies at a comparable stage, as well as companies in the same or similar industry. The dividend yield assumption is based on the Company’s historical and expected future dividend payouts and may be subject to change in the future.

The following table summarizes the activity related to share option awards for the year ended December 31, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Aggregate Fair Value
Outstanding as of December 31, 2023	103,756	$1,615.12	8.7	$—	$140.34
Granted	77,702	1,615.12	9.5	—	361.07
Exercise	—	—	—	—	—
Canceled	—	—	—	—	—
Forfeited	(1,982)	1,615.12	—	—	—

Outstanding as of December 31, 2024	179,476	$1,615.12	9.1	$—	$237.45
Options exercisable as of December 31, 2024	66,597	$1,615.12	8.8	$—	$163.96
Options unvested as of December 31, 2024	112,880	$1,615.12	9.2	$—	$278.35

For the years ended December 31, 2024 and 2023, share-based compensation expense from share option awards granted was $8.4 million and $4.8 million, respectively, which is included in “Other expenses” in our consolidated statements of operations.

The unrecognized compensation cost related to unvested share option awards as of December 31, 2024 and 2023 was $29.6 million and $9.6 million, respectively. The weighted average remaining requisite service period as of December 31, 2024 is 1.6 years, over which period the total cost will be amortized as compensation expense within the financial statements.

22. Earnings per share

The following table sets forth the computation of basic and diluted net earnings per common share:

	Years Ended December 31,
(in millions, except share data)	2024	2023	2022
Numerator:
Net income (loss) attributable to Accelerant common shareholders	$27.2	$(48.8)	$(91.7)
Denominator:
Weighted-average common shares outstanding - basic	1,983,795	1,979,284	1,979,284
Effect of dilutive securities:
Dilutive common shares	402,558	—	—

Weighted-average common shares outstanding - diluted	2,386,353	1,979,284	1,979,284

Net income (loss) attributable to Accelerant per common share:
Basic	$13.71	$(24.66)	$(46.33)
Diluted	$11.40	$(24.66)	$(46.33)

During a period of loss, the basic weighted average common shares outstanding is used in the denominator of the diluted income (loss) per common share computation as the effect of including potentially dilutive securities would be anti-dilutive. For the years ended December 31, 2024 and 2023, all share option awards granted to employees would have an anti-dilutive effect on net income (loss) per share under the treasury stock method, as the average estimated common share price is less than the corresponding option exercise price. For the years ended December 31, 2023 and 2022, all the Company’s preference stock, consisting of the Class A and Class B convertible preference shares, were excluded from the computation of diluted net loss per share as the effect would have been anti-dilutive.

We excluded the following potential common shares outstanding as of each period end from the computation of diluted net loss per share attributable to Accelerant per common share as the effect would have been anti-dilutive:

	December 31,
	2024	2023	2022
Convertible preference shares issued and outstanding:
Class A	—	249,582	249,582
Class B	—	149,707	148,803
Share options granted and outstanding	179,476	103,756	—

Total	179,476	503,045	398,385

In the event of an initial public offering, Accelerant Holdings LP intends to distribute common shares of the Company that are currently held by Accelerant Holdings LP to the holders of existing profits interest awards of Accelerant Holdings LP. The quantity of common shares that may be distributed is currently indeterminable as the amount holders will receive will be dependent upon the implied market value of the Company at the time of the initial public offering.

23. Dividend restrictions and statutory financial information

Subject to the Cayman Islands Companies Act, the Articles of the Company, and except for rights attaching to the shares by contract, the directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company or as otherwise permitted by law.

The Articles of the Company establish mechanisms and the order of priority for the payment of dividends but, generally, dividends shall be paid pro rata among the Class A Convertible Preference Shareholders, the Class B Convertible Preference Shareholders, the Class C Redeemable Preference Shareholders and the Common Shareholders, participating equally on an as-converted basis in accordance with the applicable conversion rate.

Our subsidiaries are subject to certain regulatory restrictions on the distribution of capital and payment of dividends in the jurisdictions in which they operate, as described below. The restrictions are generally based on net income or levels of capital and surplus as determined in accordance with the relevant statutory accounting principles. Failure of these subsidiaries to comply with their applicable regulatory requirements could result in restrictions on any distributions of capital or retained earnings or stricter regulatory oversight of the subsidiaries.

Our ability to pay dividends and make other forms of distributions may also be limited by repayment obligations and financial covenants in our outstanding loan facility agreements. During the years ended December 31, 2024, 2023 and 2022, no dividends were declared or paid by the Company to its shareholders. Certain subsidiaries of the Company paid dividends of $3.5 million, $2.9 million and $1.8 million to non-controlling interests during the years ended December 31, 2024, 2023 and 2022, respectively.

Subsidiary statutory financial information and dividend restrictions

Our (re)insurance subsidiaries prepare their statutory financial statements in accordance with statutory accounting practices prescribed or permitted by local regulators. Statutory and local accounting differs from

US GAAP, including in the treatment of investments, acquisition costs and deferred income taxes, amongst other items.

The statutory capital and surplus amounts as of December 31, 2024 and 2023 and statutory net income (loss) amounts for the years ended December 31, 2024, 2023 and 2022 for our insurance companies and intermediaries based in the EU, UK, US and Canada and reinsurance companies based in Bermuda and the Cayman Islands are summarized in the table below, which includes information relating to acquisitions from the year of acquisition:

	Statutory Capital and Surplus
	Required		Actual		Statutory Income (Loss)
(in millions)	2024	2023	2024 (1)	2023(2)	2024(1)	2023(2)	2022
EU - Belgium	$43.8	$56.6	$103.8	$99.8	$3.5	$(52.9)	$(45.1)
EU - Ireland	7.0	6.5	62.3	53.0	54.9	46.4	44.2
US	124.9	86.3	166.7	100.7	12.1	(9.1)	(15.7)
UK	43.8	13.0	69.6	12.9	(4.8)	(3.2)	(3.2)
Canada	5.5	5.7	13.8	12.9	1.8	(0.8)	—
Cayman Islands	5.5	7.7	78.5	91.0	(7.8)	(3.3)	(24.9)
Bermuda (3)	1.0	1.0	3.1	4.7	(1.3)	—	(4.0)

(1)	The 2024 amounts reflect our best estimate of the statutory capital and surplus and net income as of the date of completion of these consolidated financial statements.
(2)

The amounts have been revised to reflect the final statutory capital and surplus as well as statutory net loss for 2023 as reported in the statutory financial statements. We do not view the differences from previously disclosed amounts to be qualitatively or quantitatively material to the consolidated financial statements. However, the revised amounts are being provided for the purposes of comparability with the amounts presented as of and for the year ended December 31, 2024.

(3)

Accelerant Re Ltd had not written any reinsurance business and was not making use of its license with the Bermuda Monetary Authority (“BMA”). Accelerant Re Ltd’s board of directors therefore decided to voluntarily surrender such license and Accelerant Re Ltd was deregistered by the BMA in December 2023. We continue to own a segregated account with an entity that remains subject to BMA regulation.

Certain material aspects of these laws and regulations as they relate to solvency, dividends and capital and surplus are summarized below.

EU - Belgium

Our Belgium insurance subsidiary (Accelerant Insurance Europe SA/NV) is regulated by the National Bank of Belgium (“NBB”) pursuant to the Belgium Insurance Act of 2014. This subsidiary is obligated to maintain a minimum solvency margin based on the Solvency II regulations. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

The amount of dividends that this subsidiary is permitted to distribute is restricted to retained earnings, the current year profit and legal reserves (as defined). Dividends must be approved by the NBB before distribution. Solvency and capital requirements for this subsidiary are based on the Solvency II framework and must continue to be met following any distribution.

EU - Ireland

Our European insurance intermediary (Accelerant Agency Limited) is registered as an insurance intermediary by the Central Bank of Ireland (“CBI”) under the European Union (Insurance Distribution) Regulations, 2018 (“IDD”). This subsidiary also has a UK third branch (Accelerant Agency Limited UK Branch) which is authorized and regulated by the Financial Conduct Authority (“FCA”). The FCA’s applicable regulations require that a firm must at all times ensure that it is able to meet its liabilities as they fall due and at all times maintain capital resources equal to or in excess of its relevant capital resources requirement. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

U.S.

Our U.S. insurance subsidiaries are required to maintain minimum levels of solvency and liquidity as determined by law, and to comply with Risk-Based Capital (“RBC”) requirements and licensing rules as required by each U.S. insurer’s domiciliary state, and the states in which they operate. RBC is used to evaluate the adequacy of capital and surplus maintained by our U.S. insurance subsidiaries in relation to three major risk areas associated with asset risk, insurance risk and other risks. For both of our U.S. insurance subsidiaries, there are no prescribed or permitted statutory accounting practices that differ from the statutory accounting principles established by National Association of Insurance Commissioners and adopted by the US state regulators. Dividends must be approved by the insurance commissioner in the state of domicile before distribution. As of December 31, 2024 and 2023, our U.S. insurance subsidiaries exceeded their required levels of RBC.

UK

Our UK based insurance subsidiary is regulated by the Prudential Regulatory Authority (“PRA”) and the FCA. Our UK based insurance subsidiary is required to maintain adequate financial resources in accordance with the requirements of the PRA. Insurers must comply with both a Minimum Capital Requirement (“MCR”) and a Solvency Capital Requirement (“SCR”) calculated using the Solvency II standard formula. The calculation of the MCR and SCR is based on, among other things, the type and amount of insurance business written and claims paid by the insurance company. The PRA’s rules require our UK insurance subsidiary to obtain regulatory approval for any proposed payment of a dividend. The UK Regulator considers the MCR and SCR when assessing requests to make distributions. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Canada

Our insurance subsidiary based in Canada is regulated for solvency purposes by the Office of the Superintendent of Financial Institutions (“OSFI”) under the provisions of the Insurance Companies Act (Canadian Act). Our Canadian subsidiary is committed to establishing and maintaining an internal targeted capital ratio that is set above OSFI’s supervisory target capital ratio. The internal targeted capital ratio is the level of capital based on the subsidiary’s Own Risk and Solvency Assessment (“ORSA”) that is necessary to cover the risks specified in the Minimum Capital Test Guideline (as defined) as well as other risks of the insurer. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Cayman Islands

After evaluating the business and liquidity needs of our Cayman Islands reinsurance subsidiary, the directors may, from time to time, declare dividends to the shareholders. Such dividends shall only be paid out of our Cayman Islands reinsurance subsidiary’s retained earnings and any paid-in capital in excess of par, provided that, after giving effect to each such dividend, the remaining capital is in excess of any capital requirements as prescribed by our Cayman Islands reinsurance subsidiary’s Board and/or the regulator, the Cayman Islands Monetary Authority (“CIMA”). Prior notification of the payment of such dividends will be given to CIMA. Further, our Cayman Islands reinsurance subsidiary may consider providing loans or may otherwise extend credit to certain of its affiliated companies for non-investment purposes from time to time subject to approval from our Cayman Islands subsidiary’s Board and, thereafter, prior written approval from CIMA. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Bermuda

Redemption or repurchase of securities may only be paid for out of paid-up capital and profits of our Bermuda subsidiary available for dividends, or from the proceeds of a fresh issue of securities. Any premium payable on redemption may only be paid out of our Bermuda subsidiary’s share premium account, profits available for dividends or out of the contributed surplus account. (A Bermuda company may only pay dividends out of profits, but distributions to shareholders can be made out of any contributed surplus). Further, our Bermuda subsidiary may consider providing loans or may otherwise extend credit to certain of its affiliated companies for non-investment purposes subject to approval from our Bermuda subsidiary’s Board.

24. Subsequent events

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were available to be issued, which was March 27, 2025. Based upon this review, other than as described below, we did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Acquisition of an MGA

In January 2025, our consolidated subsidiary Corniche Acquisition Co. Ltd. acquired a controlling interest in the outstanding common shares of Corniche Underwriting Ltd. (“Corniche”), a UK based MGA that specializes in the insurance of risks related to the recycling industry, for $56 million of consideration such that it owns 80.5% of Corniche’s common shares. Previously, the investment in Corniche was accounted for as an equity method investment. Following the completion of the step acquisition, we remeasured our previously held equity interest to fair value at the acquisition date and we expect to record a gain of $2.1 million within “Net realized gains on investments” in the first quarter 2025.

Tax residency

On March 25, 2025, the Board of Directors of each of Accelerant Holdings and its subsidiary, Accelerant Holdings (Cayman) Ltd., (together, the “Holding Companies”), approved a change in the Holding Companies’ tax residency from the Cayman Islands to the UK, in each case determining that the Holdings Companies would be centrally managed and controlled from the UK on a prospective basis. “Central management and control” means that the strategic policy and direction of a company will be set from within the UK. Such actions are distinguished from decisions of a more day-to-day, operational nature. Becoming UK tax residents will enable the Holding Companies to benefit from operational efficiencies including, but not limited to, lower withholding tax rates applicable to dividend distributions from certain US subsidiaries under the US-UK tax treaty. The Company does not expect any material impact to current or deferred taxes upon the change of tax residency of the Holdings Companies. Status as a UK tax resident has no implications for the day-to-day management and operations of the Holding Companies which will remain sited in the Cayman Islands.

Schedule I

Accelerant Holdings

Summary of Investments Other Than Investments in Related Parties

	December 31, 2024
( in millions)	Cost	Fair value	Amount at which shown in the balance sheet
Type of Investment
Fixed maturity and short-term investments available for sale, at fair value (1):
Corporate	$175.5	$174.0	$174.0
US government and agency	128.9	128.2	128.2
Non-US government and agency	161.1	158.6	158.6
Residential mortgage-backed	44.4	43.0	43.0
Commercial mortgage-backed	18.6	18.4	18.4
Other asset-backed securities	22.1	22.1	22.1

Total	550.6	544.3	544.3

Other investments, at fair value	10.0	45.3	45.3

Total	$560.6	$589.6	$589.6

(1)	Original cost of fixed maturities is reduced by repayments and adjusted for amortization of premiums or accretion of discounts.

Schedule II

Accelerant Holdings

Condensed Financial Information of Registrant

Balance Sheets - Parent Company Only

	December 31,
(in millions, except number of shares and per share amounts)	2024	2023
Assets
Investment
Equity method investments	$4.2	$3.0
Other investments	31.7	11.8

Total investments	35.9	14.8
Cash, cash equivalents and restricted cash	7.8	0.5
Investment in subsidiaries	490.8	411.2
Other assets	17.5	13.1

Total assets	$552.0	$439.6

Liabilities and equity
Debt	$121.4	$120.3
Due to related parties	10.1	1.3
Accounts payables and other liabilities	11.8	7.5

Total liabilities	143.3	129.1

Equity
Redeemable preference shares
Class C convertible preference shares (issued and outstanding 2024: 66,411)	104.4	—

Shareholder’s equity
Convertible preference shares:
Class A (issued and outstanding 2024: 250,457 and 2023: 249,582)	236.7	236.7
Class B (issued and outstanding 2024: 150,231 and 2023: 149,707)	145.1	145.1
Common shares (par value $0.0001 per share, issued and outstanding 2024: 1,986,221 and 2023: 1,979,284)	—	—
Additional paid-in capital	124.8	146.2
Accumulated other comprehensive loss	(19.5)	(7.5)
Accumulated deficit	(182.8)	(210.0)

Total shareholders’ equity	304.3	310.5

Total equity	408.7	310.5

Total liabilities and equity	$552.0	$439.6

See accompanying notes to the Condensed Financial Information of Registrant.

Schedule II

Accelerant Holdings

Condensed Financial Information of Registrant

Statements of Operations - Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023	2022
Revenues
Net investment income	$0.7	$0.9	$—
Net unrealized gains on investments	19.8	2.8	3.4

Total revenues	20.5	3.7	3.4
Expenses
General and administrative expenses	5.8	9.6	2.4
Interest expenses	12.6	10.3	4.2
Other expenses	14.0	2.1	14.5
Net foreign exchange losses (gains)	0.5	1.4	(2.8)

Total expenses	32.9	23.4	18.3

Loss before taxes	(12.4)	(19.7)	(14.9)

Income tax benefit	—	—	—

Net loss before equity in undistributed earnings of subsidiaries	(12.4)	(19.7)	(14.9)

Equity in income (losses) of subsidiaries	39.6	(29.1)	(76.8)

Net income (loss)	$27.2	$(48.8)	$(91.7)

See accompanying notes to the Condensed Financial Information of Registrant.

Schedule II

Accelerant Holdings

Condensed Financial Information of Registrant

Statements of Comprehensive Income (Loss) - Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023	2022
Net income (loss)	$27.2	$(48.8)	$(91.7)
Other comprehensive (loss) income relating to subsidiaries, net of tax	(12.0)	3.4	(19.0)

Comprehensive income (loss)	$15.2	$(45.4)	$(110.7)

See accompanying notes to the Condensed Financial Information of Registrant.

Schedule II

Accelerant Holdings

Condensed Financial Information of Registrant

Statements of Cash Flows - Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$27.2	$(48.8)	$(91.7)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash revenues, expenses, gains and losses included in income (loss):
Equity in undistributed net (income) loss of subsidiaries	(39.6)	29.1	76.8
Unrealized gains on investments	(19.8)	(2.8)	(3.4)
Earnings from equity method investments	(0.7)	(0.9)	—
Share-based compensation expense	8.4	4.8	—
Net foreign exchange losses (gains)	0.5	1.4	(2.8)
Other	1.2	0.3	—
Changes in operating assets and liabilities:
Due to related parties	8.8	1.0	(4.1)
Other assets, accounts payable and other liabilities	0.3	(12.1)	4.6

Net cash used in operating activities	(13.7)	(28.0)	(20.6)
Cash flows from investing activities
Payments for purchases of:
Equity method investments	(0.8)	(0.9)	(1.2)
Other investments	(0.1)	(0.6)	(5.0)
Contributions to subsidiaries	(91.9)	—	(219.3)

Net cash used in investing activities	(92.8)	(1.5)	(225.5)
Cash flows from financing activities
Issuance of convertible preference shares, net of issuance costs (1)	114.5	0.7	204.8
Issuance of debt, net of issuance costs	49.7	20.0	54.1
Payment of debt	(50.4)	(2.0)	(1.5)

Net cash provided by financing activities	113.8	18.7	257.4

Net increase in cash, cash equivalents and restricted cash	7.3	(10.8)	11.3
Cash, cash equivalents and restricted cash at beginning of the year	0.5	11.3	—

Cash, cash equivalents and restricted cash at end of the year	$7.8	$0.5	$11.3

(1)	Issuance of convertible preference shares is net of issuance expenses of $10.7 million, $0.2 million and $9.8 million for the years ended December 31, 2024, 2023 and 2022.

Supplemental cash flows information:
Interest on debt paid	$11.1	$10.1	$3.4
Income taxes paid	—	—	—

See accompanying notes to the Condensed Financial Information of Registrant.

Notes to the Condensed Financial Information of Registrant - Parent Company Only

The Condensed Financial Information of Accelerant Holdings (the Registrant) should be read in conjunction with the consolidated financial statements and the accompanying notes thereto of Accelerant Holdings and subsidiaries as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024 (the “Consolidated Financial Statements”).

The Registrant’s investments in consolidated subsidiaries are stated at cost plus equity in losses or undistributed income of consolidated subsidiaries.

For additional information regarding Net realized and unrealized gains on investments for the years ended December 31, 2024, 2023 and 2022, refer to Note 4 to the Consolidated Financial Statements.

For additional information regarding the Registrant’s Senior unsecured debt, including estimated future repayments of long-term debt as of December 31, 2024 and 2023, refer to Note 14 to the Consolidated Financial Statements.

For additional information regarding the Registrant’s issuance of Class C convertible preference shares for the year ended December 31, 2024, refer to Note 16 to the Consolidated Financial Statements.

Schedule III

Accelerant Holdings

Supplementary Insurance Information

	As of December 31,			Years Ended December 31,
(in millions)	Deferred acquisition costs	Unpaid losses and loss adjustment expenses	Unearned premiums	Net written premiums	Net earned premiums	Net investment income	Losses and loss adjustment expenses	Amortization of deferred acquisition costs	Other operating expenses (1)
2024
Exchange Services	$—	$—	$—	$—	$—	$1.1	$—	$—	$65.0
MGA Operations	—	—	—	—		4.2	—	—	105.6
Underwriting	83.4	1,294.4	1,803.2	254.6	226.6	32.6	167.3	104.2	90.5
Corporate and Other	—	—	—	—	—	1.0	—	—	36.5
Consolidation and elimination adjustments	(22.7)	—	—	—	—	—	—	(22.8)	(56.7)

Total	$60.7	$1,294.4	$1,803.2	$254.6	$226.6	$38.9	$167.3	$81.4	$240.9

2023
Exchange Services	$—	$—	$—	$—	$—	$1.1	$—	$—	$36.2
MGA Operations	—	—	—	—	—	2.8	—	—	80.6
Underwriting	71.9	772.5	1,152.1	190.9	105.1	12.1	80.3	68.4	56.0
Corporate and Other	—	—	—	—	—	3.3	—	—	31.7
Consolidation and elimination adjustments	(18.9)	—	—	—	—	—	—	(18.5)	(26.8)

Total	$53.0	$772.5	$1,152.1	$190.9	$105.1	$19.3	$80.3	$49.9	$177.7

2022
Exchange Services	$—	$—	$—	$—	$—	$0.1	$—	$—	$26.3
MGA Operations	—	—	—	—	—	1.0	—	—	52.6
Underwriting	34.3	415.4	743.6	186.0	141.2	1.5	99.5	58.0	47.1
Corporate and Other	—	—	—	—	—	—	—	—	12.9
Consolidation and elimination adjustments	(7.7)	—	—	—	—	—	—	(23.0)	(15.1)

Total	$26.6	$415.4	$743.6	$186.0	$141.2	$2.6	$99.5	$35.0	$123.8

(1)

Consolidated Other operating expenses consists of general and administration expenses of $227.5 million, $169.2 million, and $115.6 million and technology and development operating expenses of $13.4 million, $8.5 million, and $8.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Schedule IV

Accelerant Holdings

Reinsurance

(in millions)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year Ended December 31, 2024
Premium earned:
Property and casualty	$2,103.7	$(2,005.0)	$127.9	$226.6	56.4%

Total premium earned	$2,103.7	$(2,005.0)	$127.9	$226.6	56.4%

Year Ended December 31, 2023
Premium earned:
Property and casualty	1,304.5	(1,214.3)	14.9	105.1	14.2%

Total premium earned	$1,304.5	$(1,214.3)	$14.9	$105.1	14.2%

Year Ended December 31, 2022
Premium earned:
Property and casualty	779.5	(637.4)	(0.9)	141.2	(0.6)%

Total premium earned	$779.5	$(637.4)	$(0.9)	$141.2	(0.6)%

Schedule V

Accelerant Holdings

Valuation and Qualifying Accounts

(in millions)	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	(Deductions)	Foreign currency translation adjustment	Balance at the end of year
2024
Valuation allowance for deferred tax assets	$46.5	$(9.7)	$8.6	$—	$—	$45.4
Allowance for premiums receivable	2.7	—	—	(0.3)	—	2.4
Allowance for reinsurance recoverables	0.3	0.1	—	—	—	0.4
2023
Valuation allowance for deferred tax assets	35.2	11.6	(0.3)	—	—	46.5
Allowance for premiums receivable	1.8	0.9	—	—	—	2.7
Allowance for reinsurance recoverables	—	0.3	—	—	—	0.3
2022
Valuation allowance for deferred tax assets	6.9	25.4	—	—	2.9	35.2
Allowance for premiums receivable	1.3	0.5	—	—	—	1.8

Schedule VI

Accelerant Holdings

Supplementary Information Concerning Property/Casualty Insurance Operations

(in millions)	As of December 31,				Years Ended December 31,
								Losses and loss adjustment expenses
Affiliation with Registrant	Deferred policy acquisition costs	Unpaid losses and loss adjustment expenses	Discount, if any	Unearned premiums	Written premiums	Net earned premiums	Net investment income	Current year	Prior years	Amortization of deferred acquisition costs	Paid claims and claim adjustment expenses
Consolidated subsidiaries
2024	$60.7	$1,294.4	$—	$1,803.2	$254.6	$226.6	$38.9	$152.2	$15.1	$81.4	$105.6
2023	53.0	772.5	—	1,152.1	190.9	105.1	19.3	75.4	4.9	49.9	81.2
2022	26.6	415.4	—	743.6	186.0	141.2	2.6	94.7	4.8	35.0	53.3

Accelerant Holdings

Condensed Consolidated Financial Statements

Accelerant Holdings

Condensed Consolidated Balance Sheets (unaudited)

	March 31, 2025	December 31, 2024
(expressed in millions of US dollars, except share data)
Assets
Investments
Short-term investments available for sale, at fair value (amortized cost 2025: $63.9 and 2024: $65.0)	$64.2	$64.8
Fixed maturity securities available for sale, at fair value (amortized cost 2025: $583.1 and 2024: $485.6)	582.7	479.5
Equity method investments	8.9	18.2
Other investments	47.0	45.3

Total investments	702.8	607.8
Cash, cash equivalents and restricted cash	1,290.7	1,273.0
Premiums receivable (net of allowance 2025: $2.7 and 2024: $2.4)	863.3	791.9
Ceded unearned premiums	1,708.7	1,558.4
Reinsurance recoverables on unpaid losses and LAE	1,266.5	1,069.5
Other reinsurance recoverables	370.2	364.3
Deferred acquisition costs	56.3	60.7
Goodwill and other intangible assets, net	114.9	64.0
Capitalized technology development costs	86.9	83.6
Other assets	255.6	221.7

Total assets	$6,715.9	$6,094.9

Liabilities and equity
Unpaid losses and loss adjustment expenses	$1,513.1	$1,294.4
Unearned premiums	1,986.4	1,803.2
Payables to reinsurers	1,186.4	1,109.0
Deferred ceding commissions	194.6	193.0
Funds held under reinsurance	854.8	746.9
Insurance balances payable	195.1	201.8
Debt	121.5	121.4
Accounts payable and other liabilities	209.6	198.2

Total liabilities	6,261.5	5,667.9
Commitments and contingencies (Note 17)

Equity
Redeemable preference shares
Class C convertible preference shares (issued and outstanding 2025 and 2024: 66,411)	104.4	104.4

Shareholders’ equity
Convertible preference shares:
Class A (issued and outstanding 2025 and 2024: 250,457)	236.7	236.7
Class B (issued and outstanding 2025 and 2024: 150,231)	145.1	145.1
Common shares (par value $0.0001 per share, issued and outstanding 2025 and 2024: 1,986,221)	—	—
Additional paid-in capital	127.2	124.8
Accumulated other comprehensive loss	(11.2)	(19.5)
Accumulated deficit	(176.3)	(182.8)

Total Accelerant shareholders’ equity	321.5	304.3

Non-controlling interests	28.5	18.3

Total equity	454.4	427.0

Total liabilities and equity	$6,715.9	$6,094.9

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Revenues
Ceding commission income	$70.7	$65.0
Direct commission income	28.1	11.6
Net earned premiums	63.0	44.0
Net investment income	12.2	7.9
Net realized gains on investments	2.3	0.4
Net unrealized gains (losses) on investments	1.7	(0.8)

Total revenues	178.0	128.1
Expenses
Losses and loss adjustment expenses	45.2	28.7
Amortization of deferred acquisition costs	17.1	22.8
General and administrative expenses	69.9	46.5
Technology and development operating expenses	3.0	2.6
Interest expenses	2.6	3.0
Depreciation and amortization	7.4	4.9
Other expenses	14.2	8.6
Net foreign exchange losses (gains)	3.1	(1.0)

Total expenses	162.5	116.1

Income before income taxes	15.5	12.0
Income tax expense	(7.7)	(9.9)

Net income	7.8	2.1
Adjustment for net (income) loss attributable to non-controlling interests	(1.3)	5.0

Net income attributable to Accelerant	$6.5	$7.1

Net income attributable to Accelerant per common share:
Basic	$3.27	$3.59
Diluted	$2.65	$2.98
Weighted-average common shares outstanding:
Basic	1,986,221	1,979,284
Diluted	2,453,396	2,378,573

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Condensed Consolidated Statements of Comprehensive Income (Loss) (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Net income	$7.8	$2.1
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2.5	1.1
Unrealized gains (losses) on fixed maturity securities:
Unrealized gains (losses) on fixed maturity securities	4.8	(1.1)
Reclassification adjustments for losses recognized in net income	1.2	—

Other comprehensive income, net of tax	8.5	—

Total comprehensive income	16.3	2.1

Adjustment for comprehensive (income) loss attributable to non-controlling interests	(1.5)	5.0

Comprehensive income attributable to Accelerant	$14.8	$7.1

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Condensed Consolidated Statements of Equity (unaudited)

(expressed in millions of US dollars)	Class C convertible preference shares	Class A convertible preference shares	Class B convertible preference shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total Accelerant shareholders’ equity	Non-controlling interests	Total equity
Three Months Ended March 31, 2025
Balance, January 1, 2025	$104.4	$236.7	$145.1	$124.8	$(19.5)	$(182.8)	$304.3	$18.3	$427.0
Net income	—	—	—	—	—	6.5	6.5	1.3	7.8
Other comprehensive income	—	—	—	—	8.3	—	8.3	0.2	8.5
Share-based compensation	—	—	—	2.4	—	—	2.4	—	2.4
Dividends paid to non-controlling interests	—	—	—		—	—	—	(2.3)	(2.3)
Issuance of non-controlling interests (1)		—	—	—	—	—		11.0	11.0

Balance, March 31, 2025	$104.4	$236.7	$145.1	$127.2	$(11.2)	$(176.3)	$321.5	$28.5	$454.4

(1)	Refer to Note 10 for information related to the acquisition of a controlling interest in a subsidiary which gave rise to recognition of a non-controlling interest in consolidation.

(expressed in millions of US dollars)	Class C convertible preference shares	Class A convertible preference shares	Class B convertible preference shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total Accelerant shareholders’ equity	Non-controlling interests	Total equity
Three Months Ended March 31, 2024
Balance, January 1, 2024	$—	$236.7	$145.1	$146.2	$(7.5)	$(210.0)	$310.5	$(23.8)	$286.7
Net income (loss)	—	—	—	—	—	7.1	7.1	(5.0)	2.1
Share-based compensation	—	—	—	2.2	—	—	2.2	—	2.2
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	(1.6)	(1.6)

Balance, March 31, 2024	$—	$236.7	$145.1	$148.4	$(7.5)	$(202.9)	$319.8	$(30.4)	$289.4

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Cash flows from operating activities
Net income	$7.8	$2.1
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash revenues, expenses, gains and losses included in net income:
Realized gains on investments	(2.3)	(0.4)
Unrealized (gains) losses on investments	(1.7)	0.8
Earnings from equity method investments	(0.5)	(0.3)
Share-based compensation expense	2.4	2.2
Depreciation and amortization	7.4	4.9
Deferred income tax expenses (benefits)	0.3	(5.7)
Net foreign exchange losses (gains)	3.1	(1.0)
Net accretion of discount on fixed maturity securities and short-term investments	(1.8)	(0.6)
Other, net	0.2	0.3
Changes in operating assets and liabilities:
Premiums receivable	(55.7)	(10.7)
Ceded unearned premiums	(138.0)	(90.5)
Reinsurance recoverables on unpaid losses and LAE	(188.7)	(33.4)
Other reinsurance recoverables	(2.0)	(34.3)
Deferred acquisition costs	4.3	(2.9)
Unpaid losses and loss adjustment expenses	194.2	102.1
Unearned premiums	155.0	95.6
Payables to reinsurers	66.6	112.4
Deferred ceding commissions	7.5	8.7
Funds held under reinsurance	108.0	57.4
Insurance balances payable	(8.6)	(13.8)
Other assets, accounts payable and other liabilities	(65.7)	(48.6)

Net cash provided by operating activities	91.8	144.3
Cash flows from investing activities
Proceeds from sales of:
Equity securities	—	114.9
Fixed maturity securities	26.4	5.2
Maturities of fixed maturity securities	15.8	4.5
Payments for purchases of:
Fixed maturity securities	(126.9)	(161.4)
Net change in short-term investments	2.5	(45.2)
Capitalized technology development expenditures	(6.6)	(5.7)
Other, net	(0.9)	(2.6)

Net cash used in investing activities	(89.7)	(90.3)
Cash flows from financing activities
Payment of debt	—	(0.5)
Dividends paid to non-controlling interest	(2.3)	(1.4)

Net cash used in financing activities	(2.3)	(1.9)
Net increase in cash, cash equivalents and restricted cash	(0.2)	52.1
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	17.9	(2.6)
Cash, cash equivalents and restricted cash at beginning of period	1,273.0	775.4

Cash, cash equivalents and restricted cash at end of period	$1,290.7	$824.9

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Condensed Consolidated Statements of Cash Flows (unaudited) (continued)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Supplemental cash flows information:
Interest on debt paid	$2.6	$2.8
Income taxes paid	3.3	2.0
Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	1,238.0	823.3
Restricted cash and cash equivalents	52.7	1.6

Total cash, cash equivalents and restricted cash	$1,290.7	$824.9

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Nature of business and basis of presentation

Accelerant Holdings, together with its subsidiary companies (“Accelerant”, “we”, “us”, “our” or the “Company”), connects selected specialty insurance underwriters (“Members”) with risk capital partners through its data-driven risk exchange (the “Risk Exchange”). The Company, together with its risk capital partners, provides property and casualty insurance to policyholders via its network of Members, which are typically Managing General Agents (“MGAs”). The Company focuses on small-to-medium sized commercial clients primarily in the United States (“US”), Europe (“EU”), Canada and the United Kingdom (“UK”).

These unaudited condensed consolidated interim financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the financial information and note disclosures required by US GAAP for complete consolidated financial statements. The condensed consolidated interim financial statements are presented in US Dollars and all amounts are in millions, except for the number of shares, per share amounts and the number of securities.

In our opinion, these unaudited condensed consolidated financial statements reflect all adjustments that are normal and recurring in nature necessary to fairly state our financial position as of March 31, 2025, our results of operations and cash flows for the three months ended March 31, 2025 and 2024. The results of operations for any interim period are not necessarily indicative of results for the full year.

These unaudited condensed consolidated financial statements and related notes should be read in conjunction with our consolidated financial statements and related notes included in our annual financial statements for the year ended December 31, 2024. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

2. Summary of significant accounting policies

There were no material changes to our significant accounting policies from those that were disclosed in our annual consolidated financial statements as of and for the year ended December 31, 2024.

Future application of accounting standards

Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses, requiring new interim and annual disclosures that provide transparency about the components of expenses included in the income statement and enhance an investor’s ability to forecast future performance. The standard requires disclosure of:

•

The amounts of employee compensation, depreciation, intangible asset amortization, and certain other costs included in each relevant expense caption as well as the inclusion of certain amounts already required to be disclosed under existing US GAAP in the same disclosure;

•	A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•	The total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The standard is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively. This standard will not have any impact to the amounts recorded within our consolidated financial statements, but will result in expanded disclosures. We are assessing the impact of this standard.

Income Tax: In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, to address improvements to income tax disclosures. The standard requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid, which includes the following:

•	Disclosure, on an annual basis, of specific categories in the rate reconciliation;

•

Disclosure, on an annual basis, of additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate);

•	Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes;

•

Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received);

•	Disclosure of income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign;

•	Disclosure of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign;

•

Elimination of the requirement to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made; and

•

Elimination of the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

The standard is effective for public companies for annual periods beginning after December 15, 2024 (and December 15, 2025 for nonpublic companies), with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively. This standard will not have any impact to the amounts recorded within our consolidated financial statements, but will result in expanded disclosures. We are assessing the impact of this standard on our disclosures as well as the period in which we will adopt.

3. Segment information

We have three reportable segments (Exchange Services, MGA Operations, and Underwriting). Each of our reportable segments serves the specific needs of our customers based on the products and services provided and reflects the way the CODM assesses performance of the business and makes decisions on the allocation of resources.

Exchange Services

Exchange Services, which is the core of Accelerant, captures the revenue and expenses associated with the Risk Exchange. The Risk Exchange is the platform that houses Accelerant technology, data ingestion, and operations that serve the needs of Members and risk capital partners. Insurance companies that join the Risk Exchange pay Accelerant a fixed-percentage volume-based fee for sourcing, managing, and monitoring the business they write. The Risk Exchange pays fees to Members for the distribution services provided to both consolidated affiliates and third parties. We eliminate net fees and other income earned by the Exchange Services segment in consolidation to the extent such income is received from consolidated insurance companies within the Underwriting segment. Only income earned from third-party companies is not eliminated in consolidation.

MGA Operations

MGA Operations consists of our Mission Underwriters (“Mission”) and Owned Members reporting units. Mission is a licensed insurance agency that functions as an MGA incubator in the US, UK and EU and represents the largest component of the segment. Mission was previously a consolidated variable interest entity (“VIE”) until we acquired all the outstanding common equity interests in Mission on May 1, 2024, at which point it became a wholly-owned subsidiary (and a voting interest entity, or “VOE”).

The Owned Members reporting unit comprises MGAs in which the Company has made non-controlling or controlling equity investments. Our investments in existing Members typically take the form of an initial minority stake and contractual call option for a majority stake over time. We eliminate commission income earned by MGA Operations in consolidation to the extent it is received from consolidated insurance companies within the Underwriting segment. Only commission income earned from third-party companies is not eliminated in consolidation.

Underwriting

Underwriting contains all revenue and expenses associated with the underwriting of insurance policies and assumption of reinsurance policies issued or accepted by Accelerant’s consolidated insurance companies and Accelerant Re. Our Underwriting segment is a strategic asset that enables access to Accelerant’s portfolio for current and prospective risk capital partners. The activities of these (re)insurance companies include property and casualty insurance, policy issuance, reinsurance arrangements and the payment of commission and other acquisition costs to the Exchange Services segment.

Premium revenue is earned in exchange for the property and casualty insurance policies issued and reinsurance coverage provided. For segment presentation purposes, the commission expense paid to the wholly-owned agencies is subject to deferral as deferred acquisition costs (“DAC”) for the portion of insurance policies not subject to reinsurance. DAC associated with business ceded is offset by ceding commissions received from reinsurers, which is typically more than the DAC. The DAC associated with business retained, as well as the excess ceding commissions from reinsurers, are both amortized over the related policy term. Accelerant Re also cedes premium and losses to, and receives ceding commissions from, several third-party reinsurers, including Flywheel Re. Similar to the Exchange Services and MGA Operations segments, transaction activity with our consolidated affiliates is subject to elimination (and therefore the amount of DAC, deferred ceding commissions, DAC amortization and amortization of ceding commission income in consolidation will differ from that presented within the segment results). Specifically, only commission payments and other acquisition expenses paid to third parties are subject to deferral and amortization in consolidation.

We consider the segment presentations of Exchange Services, MGA Operations and Underwriting segments prior to elimination to be the best way to evaluate Accelerant’s business and how these business components would be presented if they were stand-alone operations. As we generate additional third-party insurance relationships through our Risk Exchange, the standalone segment results will more closely align with the consolidated results (as such third party transactions would not be subject to elimination).

The following includes the financial results of our three reportable segments for the three months ended March 31, 2025 and 2024. Corporate functions and certain other businesses and operations are included in Corporate and Other.

Financial information by segment:

	Three Months Ended March 31, 2025
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income	$—	$—	$19.2	$19.2	$—	$51.5	$70.7
Direct commission income
Affiliated entities	59.0	31.5	—	90.5	—	(90.5)	—
Unaffiliated entities	11.2	16.9	—	28.1	—	—	28.1
Net earned premiums	—	—	63.0	63.0	—	—	63.0
Net investment income	0.6	0.9	10.0	11.5	0.7	—	12.2
Net realized gains on investments	—	2.0	0.3	2.3	—	—	2.3
Net unrealized gains on investments	—	—	—	—	1.7	—	1.7

Segment revenues	70.8	51.3	92.5	214.6	2.4	(39.0)	178.0
Losses and loss adjustment expenses	—	—	45.2	45.2	—	—	45.2
Amortization of deferred acquisition costs	—	—	24.8	24.8	—	(7.7)	17.1
General and administrative expenses (2) (3)	20.8	31.2	11.5	63.5	14.5	(8.1)	69.9
Technology and development operating expenses	3.0	—	—	3.0	—	—	3.0

Adjusted EBITDA	$47.0	$20.1	$11.0	$78.1	$(12.1)	$(23.2)	$42.8

Interest expenses							(2.6)
Depreciation and amortization							(7.4)
Other expenses (4)							(14.2)
Net foreign exchange losses							(3.1)

Income before income taxes							$15.5

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$13.9	$21.3	$6.2	$41.4
Consulting and professional fees	3.8	3.3	2.6	9.7
Other administrative expenses	3.1	6.6	2.7	12.4

Total general and administrative expenses	$20.8	$31.2	$11.5	$63.5

(3)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(4)

Other expenses for the three months ended March 31, 2025 consist of $4.6 million of system development non-operating expenses, $3.6 million of professional costs related to corporate development activities, $2.4 million of share-based compensation, $1.6 million of Mission profits sharing expense and $2.0 million of individually insignificant costs.

	Three Months Ended March 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$29.8	$29.8		$35.2	$65.0
Direct commission income
Affiliated entities	36.5	20.5	—	57.0	—	(57.0)	—
Unaffiliated entities	5.0	6.6		11.6			11.6
Net earned premiums	—	—	44.0	44.0	—	—	44.0
Net investment income	0.1	0.7	7.1	7.9	—	—	7.9
Net realized gains on investments	—	—	0.4	0.4	—	—	0.4
Net unrealized losses on investments	—	—	(0.8)	(0.8)	—	—	(0.8)

Segment revenues	41.6	27.8	80.5	149.9	—	(21.8)	128.1
Losses and loss adjustment expenses	—	—	28.7	28.7	—	—	28.7
Amortization of deferred acquisition costs	—	—	29.2	29.2	—	(6.4)	22.8
General and administrative expenses (3) (4)	11.7	24.7	15.5	51.9	3.5	(8.9)	46.5
Technology and development operating expenses	2.6	—	—	2.6	—	—	2.6

Adjusted EBITDA	$27.3	$3.1	$7.1	$37.5	$(3.5)	$(6.5)	$27.5

Interest expenses							(3.0)
Depreciation and amortization							(4.9)
Other expenses (5)							(8.6)
Net foreign exchange gains							1.0

Income before income taxes							$12.0

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 8.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$8.7	$18.0	$9.2	$35.9
Consulting and professional fees	1.9	1.7	6.0	9.6
Other administrative expenses	1.1	5.0	0.3	6.4

Total general and administrative expenses	$11.7	$24.7	$15.5	$51.9

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the three months ended March 31, 2024 consists of $2.7 million of system development non-operating costs, $2.6 million of professional costs related to corporate development activities, $2.2 million of share-based compensation and $1.1 million of individually insignificant costs.

We review our assets on a consolidated basis for decision making purposes since they support business operations across all our reportable segments as well as our corporate and other activities. We do not allocate assets to reportable segments as we do not use such information, except for (re)insurance balances recoverable on paid and unpaid losses and goodwill that are directly attributable to our reportable segments.

All our revenues from external customers were attributable to various geographic locations outside of the Cayman Islands, based on where the insurance policies or services were sold. There were no reportable major customers that accounted for 10% or more of our consolidated revenue for the three months ended March 31, 2025 and 2024.

Our revenues by geography were as follows:

	Three Months Ended March 31, 2025
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$49.0	$21.7	$70.7
Direct commission income	14.0	14.1	28.1
Net earned premiums	15.1	47.9	63.0
Net investment income	7.4	4.8	12.2
Net realized gains on investments	0.2	2.1	2.3
Net unrealized gains on investments	1.7	—	1.7

Total revenues	$87.4	$90.6	$178.0

	Three Months Ended March 31, 2024
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$30.2	$34.8	$65.0
Direct commission income	5.5	6.1	11.6
Net earned premiums	25.6	18.4	44.0
Net investment income	3.9	4.0	7.9
Net realized gains on investments	—	0.4	0.4
Net unrealized losses on investments	—	(0.8)	(0.8)

Total revenues	$65.2	$62.9	$128.1

(1)

For further information on the impacts of sliding scale commission adjustments on our ceding commission income for the three months ended March 31, 2025 and 2024 resulting from the loss experience of covered insurance contracts, refer to Note 8.

4. Investments

Unrealized gains and losses on available for sale fixed maturity and short-term investments, at fair value

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of fixed maturity and short-term investments, were as follows:

	March 31, 2025
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$223.3	$1.3	$(1.3)	$223.3
US government and agency	154.9	0.9	(0.3)	155.5
Non-US government and agency	175.2	0.9	(1.5)	174.6
Residential mortgage-backed	46.0	0.3	(0.7)	45.6
Commercial mortgage-backed	20.9	0.2	—	21.1
Other asset-backed securities	26.7	0.1	—	26.8

Total fixed maturity and short-term investments	$647.0	$3.7	$(3.8)	$646.9

	December 31, 2024
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$175.5	$0.8	$(2.3)	$174.0
US government and agency	128.9	0.1	(0.8)	128.2
Non-US government and agency	161.1	0.5	(3.0)	158.6
Residential mortgage-backed	44.4	0.1	(1.5)	43.0
Commercial mortgage-backed	18.6	—	(0.2)	18.4
Other asset-backed securities	22.1	0.1	(0.1)	22.1

Total fixed maturity and short-term investments	$550.6	$1.6	$(7.9)	$544.3

The following table summarizes, for all our available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	March 31, 2025
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$75.9	$(1.3)	$—	$—	$75.9	$(1.3)
US government and agency	31.7	(0.1)	4.7	(0.2)	36.4	(0.3)
Non-US government and agency	76.7	(1.5)	—	—	76.7	(1.5)
Residential mortgage-backed	15.0	(0.2)	3.4	(0.5)	18.4	(0.7)

Total fixed maturity and short-term investments	$199.3	$(3.1)	$8.1	$(0.7)	$207.4	$(3.8)

	December 31, 2024
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$85.4	$(2.2)	$6.5	$(0.1)	$91.9	$(2.3)
US government and agency	66.3	(0.6)	4.7	(0.2)	71.0	(0.8)
Non-US government and agency	93.5	(3.0)	—	—	93.5	(3.0)
Residential mortgage-backed	29.0	(0.8)	5.1	(0.7)	34.1	(1.5)
Commercial mortgage-backed	13.2	(0.2)	0.5	—	13.7	(0.2)
Other asset-backed securities	12.1	(0.1)	—	—	12.1	(0.1)

Total fixed maturity and short-term investments	$299.5	$(6.9)	$16.8	$(1.0)	$316.3	$(7.9)

We did not recognize the unrealized losses in earnings on these fixed maturity and short-term investments at March 31, 2025 and December 31, 2024 because we determined that such losses were due to non-credit factors that are temporary in nature. Additionally, we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis.

Contractual maturity

The amortized cost and fair values of our fixed maturity and short-term investments by contractual maturity were as follows:

	March 31, 2025
(in millions)	Amortized cost	Fair value
Due in one year or less	$114.2	$114.4
Due after one year through five years	342.6	343.7
Due after five years through ten years	89.2	88.3
Due after ten years	7.4	7.0
Residential mortgage-backed	46.0	45.6
Commercial mortgage-backed	20.9	21.1
Other asset-backed securities	26.7	26.8

Total	$647.0	$646.9

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

Equity method and other investments

We have made investments in private equity funds focused on insurance technology ventures, certain MGAs that form part of our distribution network and a technology focused third-party claim administrator (“TPA”) that provides services to certain of our Members. Such strategic investments are generally accounted for using the equity method of accounting and are included as equity method investments in the financial statements or, in cases where we have elected the measurement alternative, accounted for at fair value based on observable price changes or impairment within Other investments.

Details regarding our equity method investments were as follows:

	March 31, 2025		December 31, 2024
(in millions)	Ownership %	Carrying value	Ownership %	Carrying value
MGAs (1)	19.0% - 20.0%	$2.2	19.0% - 20.0%	$11.0
Other	9.4% - 15.0%	6.7	9.4% - 15.0%	7.2

Equity method investments		$8.9		$18.2

(1)	During the first quarter of 2025, we acquired a controlling interest in an MGA subsidiary that we previously accounted for as an equity method investment. Refer to Note 10 for additional information.

In applying the equity method of accounting, we record investments initially at cost and subsequently adjust their carrying value based on our proportionate share of the net income or loss of the investment. As permitted by the applicable accounting guidance, we generally record such investments on a one-to-three-month lag. Our maximum exposure to loss with respect to these investments is limited to the investment carrying amounts reported in our consolidated balance sheet and any unfunded commitments. As of March 31, 2025, we had unfunded commitments of $7.0 million to our equity method investees.

For the three months ended March 31, 2025 and 2024, we received dividends from equity method investees of $0.9 million and $0.2 million, respectively.

Details regarding the carrying value of our other investments portfolio were as follows:

(in millions)	March 31, 2025	December 31, 2024
Investment type:
MGAs and TPAs	$27.9	$26.2
Venture funds	19.1	19.1

Other investments	$47.0	$45.3

We have elected the measurement alternative to carry private equity investments in venture funds, ordinary stocks, warrants and stock options of MGAs and TPAs that qualify for the equity method basis of accounting and that do not have a readily determinable fair value, at cost, less any impairment. If observable prices in identical or similar investments from the same issuer are observed, we measure the equity investment at fair value as of the date that such observable transaction occurs.

For the three months ended March 31, 2025, there were no impairments and we recorded $1.7 million of income as a component of unrealized gains following observable prices related to these investments. For the three months ended March 31, 2024, there were no impairments and no observable transaction prices based on orderly transaction prices for the identical or similar investments of the same issuer.

We have recognized cumulative income as a component of unrealized gains of $37.1 million, net of cumulative impairments of $0.2 million associated with investments accounted for under the measurement alternative from inception of the related investments.

As of March 31, 2025, we had unfunded commitments of $2.2 million to venture funds.

Net investment income

Investment income and expenses were as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Interest on cash and cash equivalents	$6.6	$5.0
Interest on fixed maturity investments	5.3	2.7
Income from equity method investments	0.5	0.3

Gross investment income	12.4	8.0
Investment expenses	(0.2)	(0.1)

Net investment income	$12.2	$7.9

Net realized and unrealized gains (losses) on investments

The following table presents net realized and unrealized gains (losses) on our investments:

	Three Months Ended March 31,
(in millions)	2025	2024
Net realized gains (losses) on investments:
Net realized gains (losses) on fixed maturity and short-term investments	$0.3	$(0.1)
Net realized gains on equity securities sold during the period	—	0.5
Net realized gains on equity method investments	2.0	—

Net realized gains on investments	2.3	0.4
Net unrealized gains (losses) on investments:
Net unrealized losses on equity securities held at the reporting date	—	(0.8)
Other investments (1):
MGAs and TPAs	1.7	—

Net unrealized gains (losses) on investments	1.7	(0.8)

Net realized and unrealized gains (losses) on investments	$4.0	$(0.4)

(1)	Amounts correspond to income arising from our equity investments accounted for under the measurement alternative (as described above).

Regulated deposits and restricted assets

Certain subsidiaries of the Company are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. Securities on deposit for regulatory and other purposes were $4.9 million as of March 31, 2025 and December 31, 2024, which are included in the “Fixed maturity securities available for sale, at fair value” in our condensed consolidated balance sheets.

The following table represents the restricted assets we have pledged in favor of certain ceding companies to collateralized obligations:

(in millions)	March 31, 2025	December 31, 2024
Short-term investments	$17.3	$17.2
Fixed maturity securities	33.6	33.0
Cash and cash equivalents	52.7	47.3

Total	$103.6	$97.5

5. Fair value measurements

Assets recorded at fair value in our condensed consolidated balance sheets are measured and classified in accordance with a fair value hierarchy consisting of three “levels” based on the observability of valuation inputs:

•	Level 1: Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities;

•

Level 2: Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data; and

•

Level 3: Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made when there is little, if any, market activity for the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, we consider factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

There were no material changes to valuation methodologies of assets measured at fair value.

Fair value measurements on a recurring basis

Our financial assets and liabilities measured at fair value on a recurring basis by level were as follows:

	March 31, 2025
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Fixed maturity and short-term investments measured at fair value:
Corporate	$—	$223.3	$—	$223.3
US government and agency	—	155.5	—	155.5
Non-US government and agency	—	174.6	—	174.6
Residential mortgage-backed	—	45.6	—	45.6
Commercial mortgage-backed	—	21.1	—	21.1
Other asset-backed securities	—	26.8	—	26.8

Total fixed maturity and short-term investments	$—	$646.9	$—	$646.9

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Fixed maturity and short-term investments measured at fair value:
Corporate	$—	$174.0	$—	$174.0
US government and agency	—	128.2	—	128.2
Non-US government and agency	—	158.6	—	158.6
Residential mortgage-backed	—	43.0	—	43.0
Commercial mortgage-backed	—	18.4	—	18.4
Other asset-backed securities	—	22.1	—	22.1

Total fixed maturity and short-term investments	$—	$544.3	$—	$544.3

There were no transfers between Level 1, Level 2, or Level 3 for the three months ended March 31, 2025 and for the year ended December 31, 2024.

Fair value measurements on a non-recurring basis

We measure the fair value of certain assets on a non-recurring basis, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include our investments in limited partnerships reported in “Other investments” in our condensed consolidated balance sheets.

The following table presents assets measured at fair value on a non-recurring basis:

	March 31, 2025
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs and TPAs	$—	$—	$27.9	$27.9
Venture funds	—	—	19.1	19.1

Total	$—	$—	$47.0	$47.0

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs	$—	$—	$26.2	$26.2
Venture funds	—	—	19.1	19.1

Total	$—	$—	$45.3	$45.3

Fair value information about financial instruments not measured at fair value

Our estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below:

Debt: As further described in Note 9, given the frequency with which the variable interest rates on our senior unsecured debt reset, the carrying value of our debt measured at amortized cost approximates its fair value as of March 31, 2025 and December 31, 2024. The debt is classified as Level 2.

Remaining financial assets and liabilities: Our remaining financial assets and liabilities were generally carried at cost or amortized cost, which due to their short-term nature, approximates their fair value as of March 31, 2025 and December 31, 2024.

6. Unpaid losses and loss adjustment expenses

Activity in unpaid losses and loss adjustment expenses (“LAE”) reserve is summarized as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Gross reserve for unpaid losses and LAE, beginning of year	$1,294.4	$772.5
Less: Reinsurance recoverables, beginning of year	1,069.5	605.5

Net reserve for unpaid losses and LAE, beginning of year	224.9	167.0
Incurred losses and LAE related to:
Current accident year	45.2	28.7
Prior accident years	—	—

Total incurred losses and LAE	45.2	28.7
Paid losses and LAE:
Current accident year	(1.9)	(2.0)
Prior accident years	(26.7)	(21.0)

Total paid losses and LAE	(28.6)	(23.0)
Foreign exchange adjustments	5.1	(4.4)

Net reserve for unpaid losses and LAE, end of period	246.6	168.3
Reinsurance recoverables on unpaid losses and LAE, end of period	1,266.5	695.0

Gross reserve for unpaid losses and LAE, end of period	$1,513.1	$863.3

Reserves for losses and LAE represent our estimated indemnity cost and related adjustment expenses necessary to administer and settle claims. Our estimates are based upon individual case estimates for reported claims set by our claims specialists, adjusted with actuarial estimates for any further expected development on reported claims and for losses that have been incurred, but not yet reported.

7. Reinsurance

We enter into reinsurance agreements to limit our exposure to large losses and to enable us to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, part or all of its exposure to the reinsurer in exchange for all or a portion of the premiums.

We use extensive reinsurance arrangements, including quota share and excess of loss contracts, to manage our exposure under issued insurance contracts. Such reinsurance provides loss coverage subject to certain limits and may include sliding scale ceding commissions, premium caps, loss ratio limits and other features, which align our interests with those of our reinsurers. We consider these features when evaluating risk transfer and whether such contracts qualify as reinsurance or must be treated as deposits.

The impact of reinsurance on earned premiums and loss and loss adjustment expenses is as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Written premiums:
Direct	$800.8	$532.6
Assumed	73.2	18.5
Ceded	(801.6)	(495.5)

Net written premiums	$72.4	$55.6

Earned premiums:
Direct	$642.1	$436.0
Assumed	76.7	14.7
Ceded	(655.8)	(406.7)

Net earned premiums	$63.0	$44.0

Loss and LAE:
Direct	$365.5	$227.3
Assumed	17.3	7.4
Ceded	(337.6)	(206.0)

Net loss and LAE	$45.2	$28.7

Reinsurance recoverables

Amounts recoverable from reinsurers on paid and unpaid losses and LAE are recognized in a manner consistent with the unpaid losses and LAE associated with the reinsurance and presented as reinsurance recoverables. The balances are as follows:

(in millions)	March 31, 2025	December 31, 2024
Reinsurance recoverables on unpaid losses and LAE	$1,266.5	$1,069.5
Other reinsurance recoverables:
Reinsurance recoverables on paid losses and LAE	292.6	281.4
Deposit assets	77.6	82.9

Total other reinsurance recoverables	370.2	364.3

Reinsurance recoverables	$1,636.7	$1,433.8

For the three months ended March 31, 2025, we reduced the deposit assets by $5.3 million attributed to actual recoveries. The deposit asset reported as of March 31, 2025, is comprised of expected recoveries of $77.6 million, net of accretion, calculated using the interest method.

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligation assumed under the reinsurance agreements. An allowance is established for amounts deemed uncollectible. We evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To further reduce credit exposure to reinsurance recoverables balances, we have received letters of credit from certain reinsurers that are not authorized as reinsurers under US state insurance regulations.

Of the total reinsurance recoverables on paid and unpaid losses and LAE outstanding as of March 31, 2025, 56% were with reinsurers having an A.M. Best rating of A- (excellent) or better, and we require reinsurance recoverables with reinsurers that are not rated by A.M. Best to be subject to collateral arrangements through a combination of letters of credit, funds withheld arrangements or trust agreements. We consider such collateral arrangements, credit ratings assigned to reinsurers by A.M. Best and other historical default rate information in estimating the credit valuation allowance for reinsurance recoverables. The credit valuation allowance was $0.5 million and $0.4 million as of March 31, 2025 and December 31, 2024, respectively.

8. Deferred acquisition costs and deferred ceding commissions

The following table presents the amounts of policy acquisition costs deferred and amortized for insurance business retained by Accelerant:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$60.7	$53.0
Direct commissions and other acquisition costs on retained business	12.7	23.3
Amortization of deferred acquisition costs	(17.1)	(22.8)
Foreign currency translation	—	(0.7)

Balance as of March 31,	$56.3	$52.8

The following table presents the amounts of ceding commission deferred and amortized:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$193.0	$120.4
Deferral of excess ceding commission income over deferred acquisition costs	73.2	69.2
Amortization of deferred excess ceding commission to income	(70.7)	(65.0)
Foreign currency translation	(0.9)	3.4

Balance as of March 31,	$194.6	$128.0

We cede a significant portion of our premiums written to reinsurance companies. The ceding commissions are offset against DAC related to the insurance contracts that are subject to such reinsurance. Any excess ceding commissions over the related DAC are subject to deferral over the insurance premiums earning period.

Our contractual acquisition costs are expressed as a percentage of the underlying premiums by type of insurance policy. Certain agreements with our Members include sliding scale adjustments to acquisition cost based on the actual loss experience of the insurance contracts they write, such that our ultimate acquisition cost inversely changes relative to the loss ratio (i.e., adverse experience in the loss ratio will result in a reduction in the related acquisition cost and, conversely, any favorable experience in the loss ratio will result in an increase in the acquisition cost).

Certain of our reinsurance arrangements are subject to sliding scale adjustments pursuant to the agreements with various reinsurers based on the actual loss experience of covered insurance contracts. The contractual ceding commission amounts are expressed as a percentage of the underlying premiums by type of insurance policy. Further, the amount of ceding commissions will vary based on the volume of ceded premium and may be adjusted for changes in the loss ratio. As that loss ratio changes from the original expected contractual amount, the amount of ceding commission inversely changes (such that adverse experience in the subject loss ratio will result in a reduction in ceding commissions and, conversely, any favorable experience in the subject loss ratio will result in an increase in ceding commissions). Such changes in ceding commission will result in a change to the deferred ceding commissions liability to the extent that the underlying premiums are unearned and, conversely, will result in a direct change to income to the extent that the underlying premium has been earned. As such, the sliding scale commissions act as our substantive participation in the underlying loss experience of the underlying insurance contracts.

Ceding commission income recognized for the three months ended March 31, 2024 included reductions of $2.5 million due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts. There was no net sliding scale commission adjustment during the three months ended March 31, 2025.

9. Debt

We had the following senior unsecured debt outstanding as of March 31, 2025 and December 31, 2024:

(in millions)	March 31, 2025	December 31, 2024
Senior unsecured debt	$125.0	$125.0
Less: unamortized debt issuance costs	(3.5)	(3.6)

Senior unsecured debt	$121.5	$121.4

We have a senior unsecured syndicated US dollar denominated loan facility with a September 2029 maturity date with an aggregate outstanding principal balance of $125 million. The credit agreement includes a $50 million revolving credit facility (which was unutilized and available as of March 31, 2025).

The senior notes are senior unsecured obligations and include a delayed draw term loan (“DDTL”) feature that allows us to withdraw predefined amounts. Incremental facilities up to an additional $75 million are available to draw upon request, subject to the agreement of the lenders.

Partial quarterly repayments of the aggregate principal amount are required until the maturity date. Interest payments on the senior notes are due at the end of each period, being a certain month or quarter during which the applicable interest rate has been reset. The interest rate is subject to a sliding scale based on our consolidated senior debt to capitalization ratio and varies between a 3.4% and 4.0% spread in addition to the Secured Overnight Financing Rate (“SOFR”). Interest is calculated based on a 360-day year of twelve 30-day months. Interest expense for the three months ended March 31, 2025 and 2024 was $2.6 million and $3.0 million, respectively.

Subject to conditions of optional prepayment, we may voluntarily prepay the senior notes at any time and from time to time, prior to the maturity date without penalty. Any prepayment, in whole or in part, shall include any accrued and unpaid interest thereon to, but excluding, the prepayment date. Any amounts we prepay may not be reborrowed.

The senior notes contain certain restrictive and maintenance covenants customary for facilities of this type, including restrictions on minimum consolidated net worth, maximum leverage levels and a minimum interest coverage ratio. As of March  31, 2025, we were in compliance with all such covenants.

10. Business acquisitions

In January 2025, our consolidated subsidiary Corniche Acquisition Co. Ltd. acquired an additional 61% of the outstanding share capital of Corniche Underwriting Ltd. (“Corniche”), a UK based MGA that specializes in the insurance of risks related to the recycling industry, in exchange for $56.2 million of consideration consisting of i) $17.1 million of cash paid at acquisition, and an additional $17.1 million of cash to be paid over two equal installments due in June 2025 and January 2026 that is reflected as a payable within “Accounts payable and other liabilities” in our condensed consolidated balance sheets as of March 31, 2025); ii) our previously held equity interest of $11.0 million; and iii) the non-controlling interests of $11.0 million. The acquisition of the additional 61% interest increased our ownership in Corniche from 19.5% to 80.5%. Previously, we accounted for the investment in Corniche as an equity method investment. Following the completion of the step acquisition, we remeasured our previously held equity interest to fair value at the step acquisition date. Accordingly, we recorded a revaluation gain of $2.0 million within “Net realized gains on investments” in our condensed consolidated statements of operations.

The fair value of the assets acquired and liabilities assumed and non-controlling interest was estimated using an income approach. Key assumptions included market-observable inputs and management’s estimates of nominal cash flows. The purchase consideration was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired less liabilities assumed at the date of the acquisition. Our purchase price allocation related to the acquisitions is provisional and could change in subsequent periods to reflect new information obtained about the facts and circumstances that existed as of the acquisition date, which if known, would have affected the measurement of the amounts recognized as of the acquisition date. We may recognize measurement period adjustments to the provisional amounts in future periods, but no later than one year from the closing date (referred to as the “measurement period”). We recorded goodwill from this acquisition, primarily attributable to expected growth and profitability, none of which is expected to be deductible for income tax purposes.

Our consolidated financial statements include the results of this acquisition after the respective closing date. Revenue, net income, as well as pro forma information is not presented as such results of operations would not be materially different to the actual results of operations of the Company. The acquisition-related costs incurred during the three months ended March 31, 2025 were $0.7 million.

The following table provides our preliminary purchase accounting financial information for the Corniche acquisition:

(in millions)	2025
Assets acquired:
Cash and cash equivalents	$16.2
Other identifiable intangible assets	21.6
Premiums receivable	7.0
Other assets	0.4

Total assets acquired	45.2
Liabilities assumed:
Accounts payable and other liabilities	16.7

Total liabilities assumed	16.7

Total identifiable net assets acquired (1)	28.5

Goodwill	27.7

Total acquisition consideration	$56.2

(1)

Total net cash paid to date for the interest in Corniche was $0.9 million, net of cash acquired (consisting of the $17.1 million initial payment at acquisition date net of the $16.2 million cash acquired). As noted above, this does not include cash payments of $17.1 million that will be due in two installments through January 2026.

A roll forward of goodwill and other intangible assets, net as of and for the three months ended March 31, 2025 is as follows:

(in millions)	Goodwill and other intangible assets, net
Balance as of January 1, 2025	$64.0
Goodwill from acquisition of business	27.7
Other intangible assets from acquisition of business	21.6
Amortization of other intangible assets	(1.2)
Foreign currency translation	2.8

Balance as of March 31, 2025	$114.9

We did not have any business acquisitions during the three months ended March 31, 2024.

11. Share-based compensation

Share options granted

No options have been granted during the first quarter of 2025. The following table summarizes the activity related to share option awards for the three months ended March 31, 2025:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Aggregate Fair Value
Outstanding as of January 1, 2025	179,476	$1,615.12	9.1	$—	$237.45
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Canceled	(925)	1,615.12	—	—	—
Forfeited	(2,246)	1,615.12	—	—	—

Outstanding as of March 31, 2025	176,305	$1,615.12	8.8	$—	$234.78
Options exercisable as of March 31, 2025	76,646	$1,615.12	8.6	$—	$175.92
Options unvested as of March 31, 2025	99,659	$1,615.12	9.0	$—	$280.05

The weighted average grant-date fair value of share options granted during the three months ended March 31, 2024 was $294.90.

For the three months ended March 31, 2025 and 2024, share-based compensation expense from share option awards granted was $2.4 million and $2.2 million, respectively, which is included in “Other expenses” in our condensed consolidated statements of operations.

The unrecognized compensation cost related to unvested share option awards as of March 31, 2025 and December 31, 2024 was $26.1 million and $29.6 million, respectively. The weighted average remaining requisite service period as of March 31, 2025 is 1.5 years, over which period the total cost will be amortized as compensation expense within the financial statements.

12. Earnings per share

The following table sets forth the computation of basic and diluted net earnings per common share:

	Three Months Ended March 31,
(in millions, except share data)	2025	2024
Numerator:
Net income attributable to Accelerant common shareholders	$6.5	$7.1
Denominator:
Weighted-average common shares outstanding - basic	1,986,221	1,979,284
Effect of dilutive securities:
Dilutive common shares (1)	467,175	399,289

Weighted-average common shares outstanding - diluted	2,453,396	2,378,573

Net income attributable to Accelerant per common share:
Basic	$3.27	$3.59
Diluted	$2.65	$2.98

(1)

Potential dilutive common shares consist of all of our convertible preference shares and certain of our share-based compensation options described in Note 11. The potential common shares excluded from the calculation of potential diluted shares outstanding were 176,229 and 137,188 shares for the three months ended March 31, 2025 and 2024, respectively, because the effect of including those common shares in the calculation would have been anti-dilutive. Such potential common shares solely related to share options granted and outstanding described in Note 11.

In the event of an initial public offering, Accelerant Holdings LP intends to distribute common shares of the Company that are currently held by Accelerant Holdings LP to the holders of existing profits interest awards of Accelerant Holdings LP. The quantity of common shares that may be distributed is currently indeterminable as the amount holders will receive will be dependent upon the implied market value of the Company at the time of the initial public offering.

13. Income taxes

For the three months ended March 31, 2025 and 2024, our effective tax rates were 49.7% and 82.5%, respectively. We use the estimated annual effective tax rate method for calculating our tax provision in interim periods, which reflects our best estimate of the effective tax rate expected for the full year. The effective tax rates in both periods were impacted by taxable income subject to tax in certain jurisdictions, losses incurred in zero tax rate jurisdictions and valuation allowances offsetting available carry-forward losses in certain jurisdictions.

In March 2025, the Board of Directors of Accelerant Holdings and certain intermediary holding companies (together, the “Holding Companies”) approved a change in the Holding Companies’ tax residency from the Cayman Islands to the UK. Upon becoming UK tax residents, the Holding Companies began to benefit from operational efficiencies including, but not limited to, lower withholding tax rates applicable to dividend distributions from certain US subsidiaries under the US-UK tax treaty. In addition, the aggregate income (loss) of the Holding Companies became subject to UK income tax effective as of the March 2025 date of change to UK tax residency. To the extent that the Holding Companies have incremental income it will generate additional UK tax expense and, conversely, to the extent that there are any incremental losses income tax benefits will be generated to the extent that there is current or projected taxable income available in our UK operations. Over the remainder of 2025, we expect incremental benefits to emerge due to the Holding Companies’ projected expense base and, therefore, our effective tax rate for the year ended December 31, 2025 is expected to fall below those reported in previous years when such expenses were incurred in the Cayman Islands (a zero tax rate jurisdiction).

The relationship of our income tax expense to pre-tax income (loss) is atypical because our taxable income has predominately been generated in the US, UK, Ireland, and Puerto Rico resulting in income tax expense in those jurisdictions (entities in such jurisdictions are referred to as “tax-paying entities”).

Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other jurisdictions where we have generated cumulative operating losses, however, in each of those cases, a valuation allowance has been recorded against the corresponding deferred tax assets (entities in these two types of jurisdictions are referred to as “non-tax paying entities”).

Taxable losses in one jurisdiction generally cannot be applied to offset earnings in another. In certain other jurisdictions, losses in one entity may not be used to offset taxable income generated by another entity in that same jurisdiction.

The composition of our effective tax rates among our tax-paying and non-tax paying entities, which demonstrates the non-tax paying entities’ effect on the total effective tax rate, were as follows:

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
(in millions)	Tax-paying entities	Non-tax paying entities	Total	Tax-paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$49.5	$(34.0)	$15.5	$35.6	$(23.6)	$12.0
Income tax expense	(7.7)	—	(7.7)	(9.9)	—	(9.9)
Effective tax rate	15.6%	—	49.7%	27.8%	—	82.5%

14. Other assets

Other assets consisted of the following:

(in millions)	March 31, 2025	December 31, 2024
Prefunded claim settlement accounts (1)	$89.5	$58.6
Net deferred tax assets	50.3	51.6
Commission income receivable	28.5	28.3
Funds withheld by reinsurers	18.5	18.2
Deferred offering costs (2)	17.2	16.0
Prepaid expenses	11.2	11.8
Related party receivables (refer to Note 16)	7.2	7.6
Prepaid retrocession premium	5.1	5.3
Other	28.1	24.3

Total	$255.6	$221.7

(1)	This balance represents amounts paid to third party administrators in advance of the notification of specific claims to enable the future settlement of such claims on an efficient and timely basis.
(2)

As of the date of completion of these financial statements, the Company is preparing for its planned initial public offering. In the event that the Company postpones the planned offering of securities to which these deferred costs relate and such postponement is determined to be other than short-term, the deferred offering costs will be charged to expense in the period that determination is reached.

15. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

(in millions)	March 31, 2025	December 31, 2024
Premium tax payables	$48.0	$53.7
Commission refund liabilities	40.1	38.8
Deposit liabilities	29.5	43.9
Trade payables	17.1	13.8
Corporation tax payable	9.0	4.4
Accrued expenses and other	65.9	43.6

Total	$209.6	$198.2

16. Related party transactions

As of March 31, 2025 and December 31, 2024, the outstanding balance of short-term financing by the Company to Accelerant Holdings LP was $7.3 million and $7.6 million, respectively. This balance is unsecured, interest free, has no fixed date of repayment and is repayable on demand.

As of March 31, 2025 and December 31, 2024, we had accounts payable of $0.7 million and $0.9 million, respectively, to Accelerant Holdings LP, primarily related to legal costs.

For the three months ended March 31, 2025 and 2024, we incurred $2.1 million and $0.1 million, respectively, of advisory fees and expenses with Altamont Capital Management LLC, an affiliate.

17. Commitments and contingencies

Litigation

We are occasionally a party to routine contractual disputes impacting receivables, claims (re)insurance contracts or litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition, or results of operations.

Contingencies arise in the normal conduct of our operations and are not expected to have a material effect on our financial condition or results of operations. However, adverse outcomes are possible and could negatively affect our financial condition and results of operations.

Unfunded investment commitments

As of March 31, 2025, we had unfunded commitments of $9.2 million in respect of our limited partnership investments. Refer to Note 4 for additional information.

18. Subsequent events

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were available to be issued, which was May 16, 2025. Based upon this review, we did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Accelerant Holdings LP

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Accelerant Holdings and Shareholders of Accelerant Holdings LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Accelerant Holdings LP and its subsidiaries (the “Partnership”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Partnership’s auditor since 2021.

Accelerant Holdings LP

Consolidated Balance Sheets

	December 31,
(expressed in millions of US dollars, except share data)	2024	2023
Assets
Investments
Short-term investments available for sale, at fair value (amortized cost 2024: $65.0 and 2023: $8.0)	$64.8	$8.0
Fixed maturity securities available for sale, at fair value (amortized cost 2024: $485.6 and 2023: $87.1)	479.5	86.5
Equity securities, at fair value (cost 2023: $115.2)	—	116.7
Equity method investments	18.2	15.7
Other investments	45.3	25.5

Total investments	607.8	252.4
Cash, cash equivalents and restricted cash (1)	1,273.2	775.8
Premiums receivable (net of allowance 2024: $2.4 and 2023: $2.7) (1)	791.9	479.2
Ceded unearned premiums	1,558.4	920.6
Reinsurance recoverables on unpaid losses and LAE	1,069.5	605.5
Other reinsurance recoverables	364.3	374.5
Deferred acquisition costs	60.7	53.0
Goodwill and other intangible assets, net (1)	64.0	51.5
Capitalized technology development costs (1)	83.6	69.1
Other assets (1)	219.1	154.1

Total assets	$6,092.5	$3,735.7

Liabilities and equity
Unpaid losses and loss adjustment expenses	$1,294.4	$772.5
Unearned premiums	1,803.2	1,152.1
Payables to reinsurers	1,109.0	482.9
Deferred ceding commissions	193.0	120.4
Funds held under reinsurance	746.9	544.1
Insurance balances payable (1)	201.8	127.3
Debt	121.4	120.3
Accounts payable and other liabilities (1)	198.8	132.0

Total liabilities	5,668.5	3,451.6

Commitments and contingencies (Note 19)

Equity
Partners’ redeemable preference shares
Class D par value $301,248 per share: shares authorized, issued and outstanding of 100; amounts are recorded at liquidation preference	50.2	44.1

Partners’ equity
Partners’ common shares:
Class A1 par value $0.01 per share, shares authorized, issued and outstanding of 8,491,134,079	$110.6	$110.6
Class A2 par value $0.02 per share: shares authorized, issued and outstanding of 693,970,910	12.1	12.1
Accumulated other comprehensive loss	(21.0)	(9.1)
Accumulated deficit	(211.7)	(232.3)

Total partners’ equity	(110.0)	(118.7)

Non-controlling interests
Non-controlling interests: convertible preference shares of consolidated subsidiary	486.2	381.8
Non-controlling interests: other interests	(2.4)	(23.1)

Total non-controlling interests	483.8	358.7

Total equity	424.0	284.1

Total liabilities and equity	$6,092.5	$3,735.7

(1)	See Note 6 for details of balances as of December 31, 2023 that were associated with consolidated variable interest entities.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Consolidated Statements of Operations

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Revenues
Ceding commission income	$249.5	$164.2	$44.3
Net earned premiums	226.6	105.1	141.2
Direct commission income	66.7	37.6	34.5
Net investment income	39.1	19.3	2.6
Net realized gains (losses) on investments	1.9	0.5	(3.9)
Net unrealized gains on investments	19.0	17.3	0.3

Total revenues	602.8	344.0	219.0
Expenses
Losses and loss adjustment expenses	167.3	80.3	99.5
Amortization of deferred acquisition costs	81.4	49.9	35.0
General and administrative expenses	227.9	169.2	116.1
Technology and development operating expenses	13.4	8.5	8.2
Interest expenses	12.1	10.9	4.3
Depreciation and amortization	26.6	14.5	5.8
Other expenses	47.4	51.1	33.5
Net foreign exchange (gains) losses	(4.8)	3.5	1.7

Total expenses	571.3	387.9	304.1

Income (loss) before income taxes	31.5	(43.9)	(85.1)
Income tax expense	(9.1)	(20.2)	(11.3)

Net income (loss)	22.4	(64.1)	(96.4)
Adjustment for net loss attributable to non-controlling interests	4.3	15.3	3.9

Net income (loss) attributable to Accelerant Holdings LP	$26.7	$(48.8)	$(92.5)

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Net income (loss)	$22.4	$(64.1)	$(96.4)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(4.8)	1.8	(18.0)
Unrealized (losses) gains on fixed maturity securities	(5.7)	1.4	(1.6)

Other comprehensive (loss) income, net of tax	(10.5)	3.2	(19.6)

Total comprehensive income (loss)	11.9	(60.9)	(116.0)
Adjustment for comprehensive loss attributable to non-controlling interests	2.9	15.5	3.6

Comprehensive income (loss) attributable to Accelerant Holdings LP	$14.8	$(45.4)	$(112.4)

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Consolidated Statements of Equity

	Class D redeemable preference shares	Common shares		Accumulated other comprehensive loss	Accumulated deficit	Total Partners’ Equity	Non- controlling interests	Total equity
(expressed in millions of US dollars)		Class A1	Class A2
Balance, December 31, 2021	$34.0	$110.6	$12.1	$7.4	$(80.9)	$49.2	$172.0	$255.2
Net loss	—	—	—	—	(92.5)	(92.5)	(3.9)	(96.4)
Other comprehensive (loss) income	—	—	—	(19.9)	—	(19.9)	0.3	(19.6)
Capital contributions	—	—	—	—	—	—	—	—
Accretion on preference shares	4.8	—	—	—	(4.8)	(4.8)	—	—
Issuance of convertible preference shares by consolidated subsidiary (1)	—	—	—	—	—	—	207.3	207.3
Dividends paid to non-controlling interests	—	—	—	—	—	—	(1.8)	(1.8)
Issuance of non-controlling interests	—	—	—	—	—	—	2.7	2.7

Balance, December 31, 2022	$38.8	$110.6	$12.1	$(12.5)	$(178.2)	$(68.0)	$376.6	$347.4
Net loss	—	—	—	—	(48.8)	(48.8)	(15.3)	(64.1)
Other comprehensive income	—	—	—	3.4	—	3.4	(0.2)	3.2
Accretion of preference shares	5.3	—	—	—	(5.3)	(5.3)	—	—
Issuance of convertible preference shares by consolidated subsidiary	—	—	—	—	—	—	0.7	0.7
Share-based compensation on consolidated subsidiary	—	—	—	—	—	—	4.8	4.8
Acquisition of non-controlling interests in subsidiaries	—	—	—	—	—	—	(5.5)	(5.5)
Dividends paid to non-controlling interests	—	—	—	—	—	—	(2.9)	(2.9)
Issuance of non-controlling interests	—	—	—	—	—	—	0.5	0.5

Balance, December 31, 2023	$44.1	$110.6	$12.1	$(9.1)	$(232.3)	$(118.7)	$358.7	$284.1
Net loss	—	—	—	—	26.7	26.7	(4.3)	22.4
Other comprehensive income	—	—	—	(11.9)	—	(11.9)	1.4	(10.5)
Accretion of preference shares	6.1				(6.1)	(6.1)	—	—
Issuance of convertible preference shares and contingently issuable detachable warrants by consolidated subsidiary (2)						—	114.5	114.5
Share-based compensation on consolidated subsidiary						—	8.4	8.4
Dividends paid to non-controlling interests						—	(3.5)	(3.5)
Issuance of non-controlling interests (3)						—	8.6	8.6

Balance, December 31, 2024	$50.2	$110.6	$12.1	$(21.0)	$(211.7)	$(110.0)	$483.8	$424.0

(1)

Issuance of convertible preference shares included net cash proceeds of $204.8 million and $2.5 million related to a non-cash financing activity consisting of the issuance of 2,500 Class A convertible preference shares to a related party. For further information, refer to Note 16.

(2)	Issuance of convertible preference shares was $104.4 million and contingently issuable detachable warrants of $10.1 million on a relative fair value basis, net of acquisition costs of $10.7 million.
(3)	Refer to Note 17 for information related to the acquisition of a controlling interest in a subsidiary which gave rise to recognition of a non-controlling interest in consolidation.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Consolidated Statements of Cash Flows

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$22.4	$(64.1)	$(96.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash revenues, expenses, gains and losses included in net loss:
Realized (gains) losses on investments	(1.9)	(0.5)	3.9
Unrealized gains on investments	(19.0)	(17.3)	(0.4)
Earnings from equity method investments	(2.3)	(2.9)	(1.0)
Share-based compensation expense	8.4	4.8	—
Depreciation and amortization	26.6	14.5	5.8
Deferred income tax (benefits) expenses	(40.9)	0.3	(5.8)
Net gain on commutation	—	(4.8)	—
Net foreign exchange (gains) losses	(4.8)	3.5	1.7
Net accretion of discount on fixed maturity securities and short-term investments	(5.7)	(0.5)	(0.1)
Other, net	1.6	0.4	0.1
Changes in operating assets and liabilities:
Premiums receivable	(319.0)	(221.8)	(114.9)
Ceded unearned premiums	(648.3)	(285.7)	(376.4)
Reinsurance recoverables on unpaid losses and LAE	(471.0)	(252.9)	(180.7)
Other reinsurance recoverables	7.5	(162.0)	(74.5)
Deferred acquisition costs (1)	(8.2)	(19.3)	(16.9)
Unpaid losses and loss adjustment expenses	540.3	326.7	241.2
Unearned premiums	674.8	377.0	422.8
Payables to reinsurers	636.4	215.2	105.0
Deferred ceding commissions	68.4	32.6	59.4
Funds held under reinsurance	203.0	303.4	100.7
Insurance balances payable	72.5	105.0	6.7
Other assets, accounts payable and other liabilities	44.7	(61.7)	(14.5)

Net cash provided by operating activities	785.5	289.9	65.7
Cash flows from investing activities
Proceeds from sales of:
Equity securities	114.8	88.6	126.0
Fixed maturity securities	84.3	41.5	14.4
Other investments	0.3	—	4.5
Maturities of fixed maturity securities	18.6	10.7	—
Payments for purchases of:
Equity securities	—	(46.9)	(201.3)
Fixed maturity securities	(500.7)	(73.8)	(56.1)
Equity method investments	(4.3)	(0.6)	(9.5)
Other investments	(0.4)	(0.6)	(6.1)
Net change in short-term investments	(56.5)	(0.7)	8.4
Purchases of subsidiaries, net of cash acquired	(0.5)	2.8	(1.7)
Capitalized technology development expenditures	(34.4)	(32.6)	(26.7)
Other, net	(1.3)	(0.1)	0.6

Net cash (used in) provided by investing activities	(380.1)	(11.7)	(147.5)
Cash flows from financing activities
Non-controlling interests - issuance of preference shares, net of issuance costs (2)	114.5	0.7	204.8
Issuance of debt, net of issuance costs	49.7	20.0	54.1
Payment of debt	(50.4)	(2.0)	(2.8)
Acquisition of non-controlling interests in subsidiaries	—	(5.5)	0.4
Dividends paid to non-controlling interest	(3.5)	(2.9)	(1.8)

Net cash provided by financing activities	110.3	10.3	254.7
Net increase in cash, cash equivalents and restricted cash	515.7	288.5	172.9
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	(18.3)	3.3	(14.6)
Cash, cash equivalents and restricted cash at beginning of year	775.8	484.0	325.7

Cash, cash equivalents and restricted cash at end of year	$1,273.2	$775.8	$484.0

(1)	Deferred acquisition costs are reduced by the ceding commissions recorded as a reimbursement for acquisition costs of insurance contracts subject to reinsurance.
(2)

Issuance of convertible preference shares related to non-controlling interests are net of issuance expenses of $10.7 million, $0.2 million and $9.8 million for the years ended December 31, 2024, 2023 and 2022. The 2024 issuance of preference shares included contingently issuable detachable warrants.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,
(expressed in millions of US dollars)	2024	2023	2022
Supplemental cash flows information:
Interest on debt paid	$11.1	$10.1	$3.4
Income taxes paid	45.5	20.2	21.1
Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	1,225.9	775.8	482.4
Restricted cash and cash equivalents	47.3	—	1.6

Total cash, cash equivalents and restricted cash	$1,273.2	$775.8	$484.0

Supplemental non-cash activity information:

The Partnership is the ultimate parent of the Accelerant Holdings group of companies (“Accelerant Holdings” or the “Group”). For the year ended December 31, 2023, the Group had non-cash operating activities related to a loss portfolio transfer reinsurance contract and a commutation agreement. See Note 8 for further detail regarding these reinsurance transactions.

For the year ended December 31, 2022, the Group had non-cash financing activities consisting of the issuance of 2,500 Class A convertible preference shares to a related party consisting of 2,000 shares issued in settlement of an outstanding payable balance of $2.0 million and 500 shares purchased by the related party by way of a $0.5 million loan funded by Accelerant Holdings. In addition, non-controlling interest increased by $2.3 million due to the Group’s acquisition of subsidiaries.

See accompanying notes to the consolidated financial statements.

Accelerant Holdings LP

Notes to Consolidated Financial Statements

1. Nature of business and basis of presentation

Nature of business

Accelerant Holdings LP (“AHLP”) is a Cayman Islands exempted limited partnership, formed in December 2018 with capital provided by initial investors, which included entities affiliated with Altamont Capital Partners, a private equity firm, as well as certain members of the Partnership’s executive management team. AHLP is the ultimate parent of the Accelerant Holdings group of companies (“Accelerant Holdings” or the “Group”). Accelerant Holdings, together with its risk capital partners, provide property and casualty insurance to policyholders via its network of Members, which are typically Managing General Agents (“MGAs”). AHLP, together with its subsidiary companies (“we”,“us”,“our” or the “Partnership”) focuses on small-to-medium sized commercial clients primarily in the United States (“US”), Europe (“EU”), Canada and the United Kingdom (“UK”).

Accelerant Holdings is the primary operating holding company of the Group.

Accelerant Holdings (Cayman) Ltd (“Accelerant Cayman”) is a holding company incorporated in the Cayman Islands and is the entity which owns the underlying operating group companies engaged in the Accelerant business.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are presented in US Dollars and all amounts are in millions, except for the number of shares, per share amounts and the number of securities. Certain prior year comparative information has been reclassified to conform to the current presentation.

Earnings per share is not presented within these financial statements on the basis that AHLP, as predecessor of Accelerant Holdings, will not be issuing any securities in the public market and it will be dissolved in connection with the initial public offering of Accelerant Holdings as the successor and intended registrant.

2. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include all the controlled subsidiaries, generally through a greater than 50% ownership of voting rights and voting interests (“VOE”), and variable interest entities (“VIEs”) of which we are the primary beneficiary. Non-controlling interests consist of equity that is not attributable directly or indirectly to us. Equity investments in entities that are not consolidated in which we have significant influence over the operating and financial policies are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable interest entities

VIEs are required to be consolidated by the entity deemed to be the primary beneficiary which is defined as the investor that has the power to direct the activities of the VIE and will absorb a portion of the VIEs expected losses or residual returns that could potentially be significant to the VIE.

To determine whether the Partnership or its consolidated subsidiaries have a variable interest in a VIE, we analyze whether we are the primary beneficiary of the VIE by considering:

•	the VIE’s purpose and design, including the risks the VIE intended to pass through to its variable interest holders;

•	the VIE’s capital structure;

•	the terms between the VIE and its variable interest holders and other parties involved with the VIE;

•	which variable interest holders have the power to direct the activities of the VIE, including those that most significantly impact the VIE’s economic performance;

•	which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE, particularly those that could potentially be significant to the VIE; and

•	any relevant related party relationships.

We reassess our determination of whether we are the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially change our assessment (i.e., reconsideration events).

Foreign operations remeasurement and translation

The functional currency for each of our operating subsidiaries is generally the currency of the local operating environment. Transactions in currencies other than the local operation’s functional currency are remeasured into the functional currency and the resulting foreign exchange gains or losses are reflected in our consolidated statements of operations. Functional currency assets and liabilities are translated into our reporting currency, US dollars, using period end exchange rates and the related translation adjustments are recorded as a separate component of other comprehensive (loss) income in partners’ equity. Amounts included in our consolidated statements of operations are translated using the applicable exchange rates existing during the annual period.

Business combinations

The acquisition method of accounting is used to account for all business combinations. The consideration transferred for the acquisition of an entity is comprised of the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued;

•	fair value of any asset or liability resulting from additional consideration arrangements; and

•	fair value of any pre-existing equity interest (non-controlling interest upon consolidation) in the subsidiary.

Identifiable assets acquired (including intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognize any non-controlling interests in the acquired entity at fair value. Acquisition-related costs are expensed as incurred.

Goodwill for business combinations is recorded as the excess of the consideration transferred, over the fair value of the net identifiable assets acquired.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in our consolidated financial statements include, but are not limited to, unpaid losses and loss adjustment expenses (“LAE”), reinsurance recoverables on unpaid losses, direct and ceding commission income subject to sliding scale adjustments based on actual and expected loss ratios of the underlying insurance policies, valuation allowance on deferred income taxes, fair values of investments, valuation allowance for expected credit losses, recoverability of goodwill and other intangible assets, and useful economic lives of intangible assets.

Premiums

Premiums are generally recorded as written upon inception of the policy, less cancellations. Premiums written are based on contract and policy terms. Premiums are primarily earned in proportion to the amount of insurance protection provided over the term of the insurance contract. Unearned premiums represent the portion of premiums written applicable to the unexpired term of the related policy.

A premium deficiency occurs if the sum of anticipated losses and loss adjustment expenses and deferred acquisition costs (“DAC”) exceed the sum of anticipated investment income and unearned premiums. A premium deficiency is recorded by charging any deferred acquisition costs to expenses to the extent required to eliminate the deficiency. If the premium deficiency exceeds deferred acquisition costs, then a liability is accrued for the excess deficiency. No such deficiency has been recognized as of and for the years ended December 31, 2024, 2023 and 2022.

Deferred policy acquisition costs

Policy acquisition costs represent the costs directly related to the successful acquisition of new and renewal insurance contracts. The costs are deferred and amortized over the same period in which the related premiums are earned. The costs principally consist of commissions, brokerage, premium tax expenses and direct agency costs. The amounts presented within our consolidated balance sheets pertain to the DAC associated with the retained portion of insurance policies the Group issues, as the acquisition costs associated with the ceded portion of the insurance policies are offset by ceding commissions received from the Group’s reinsurance providers. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. Unrecoverable deferred policy acquisition costs are expensed in the period identified.

Ceding commission income

The Group cedes a significant portion of its premiums written to reinsurance companies. This generates ceding commissions which are recorded as a reimbursement for (and reduction of) the pro-rata share of the acquisition costs related to the insurance contracts subject to the reinsurance. Ceding commissions that are more than the proportionate amount of the DAC of the business ceded are deferred and amortized over the same period in which the related premium is earned. The amortization of the excess deferred ceding commissions is recorded as a component of “Ceding commission income” our the consolidated statements of operations.

Certain ceding commissions are subject to sliding scale adjustments based on the actual loss experience of covered insurance contracts. These adjustments often occur well after the ceding commissions are earned based on the development of longer-tail insurance liabilities. In those instances, the commission adjustments are recorded directly as income or loss when determined because they are no longer subject to deferral as the underlying policy periods have ended. Accordingly, in all cases, the Group adjusts ceding commissions as of the reporting date for its best estimate of loss experience for reinsured insurance contracts. Total ceding commission income earned was $249.5 million, $164.2 million and $44.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Direct commission income

The Group operates its Risk Exchange (within the Exchange Services segment - refer to Note 3), its own insurance agencies (that place insurance coverage through a network of MGAs, including independent, partially owned and wholly owned MGAs) and (re)insurance companies. The Risk Exchange generates revenue primarily through commission paid by affiliated and third-party insurance carriers for various agency services and fees paid by third-party reinsurance brokers for placement services.

The Group’s insurance agencies operate through a network of MGAs and third-party claim administrators (“TPAs”) that execute various activities on behalf of the Risk Exchange in return for commissions. Transactions among third-parties are reflected in the Group’s financial statements, while commissions and other amounts paid by and among wholly-owned entities are eliminated in consolidation.

The Exchange Services segment recognizes revenue as direct commission income on a net basis, with its commission income offset by the commission expense paid to MGAs, reflecting that Exchange Services acts in an agency capacity on behalf of the insurance companies in connection with its performance obligations for underwriting, binding, and placement of insurance coverage.

Exchange Services also acts in a principal capacity for the post-placement obligations such as supporting the adjudication of large claims through management of various third-party administrators which perform claims handling and settlement services.

The Group estimates the stand-alone selling price for each separate performance obligation and allocates the total commission income between the performance obligations. The commissions allocated to the performance obligation of underwriting, binding and placement of insurance coverage are earned upon the effective date of the insurance policy, while the corresponding price allocated to post-placement obligations are recognized over time as the performance obligations are fulfilled on a straight-line basis.

Commissions paid by third-party insurance carriers are also subject to certain contractual clauses that give rise to variable consideration as follows:

•	the commissions received are subject to adjustment based on the loss experience in the underlying policies; and

•	the commissions are also subject to return if there are cancellations of the underlying policies.

Commission revenue is only recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. A commission refund liability is estimated for the potential return of commissions.

Legacy business: Prior to the Group’s commencement of underwriting activities in mid-2020, the Group contracted with other (re)insurance companies in exchange for direct commission income. Such legacy business is subject to sliding scale commissions based on loss experience for the subject insurance policies (whereby favorable development will result in incremental commission income and adverse development will result in a reversal of commission income). For the years ended December 31, 2024, 2023 and 2022, total commission (reversals) income due to (adverse) favorable development related to the Group’s legacy business was $(9.6) million, $(5.1) million and $6.9 million, respectively. The total commission refund liability associated with this arrangement was $38.8 million and $29.8 million as of December 31, 2024 and 2023, respectively.

The premiums written under the legacy business were fully reinsured with a third-party reinsurance company, which in turn was subject to a quota share retrocession arrangement that included a requirement to post collateral and funds withheld. As of December 31, 2024 and 2023, there were $18.2 million and $20.0 million, respectively, of aggregate funds withheld and collateral under the retrocession contract recognized as an asset within our balance sheet. The balances are reviewed periodically and are adjusted where required, in line with the claims settlement payments and related experience of the retrocession contract.

General and administrative expenses

General and administrative expenses primarily consist of salaries, employee benefits and other general operating expenses and are expensed as incurred.

Technology and development operating expenses

Technology and development operating expenses consist primarily of salaries and associated costs of the ongoing development, maintenance and administration of the Risk Exchange technology.

Other expenses

Other expenses represent costs related to our non-core business operations, primarily related to our global enterprise resource planning system and integrated financial reporting systems, charges related to stock-based compensation, legal and advisory costs in connection with corporate development activities including mergers and acquisitions, capital raising activities and entity formation costs that support our growing business.

Income taxes

The provision for income tax recognized in our consolidated statements of operations consists of current and deferred tax. The calculation of current and deferred tax is based on tax rates and tax laws which have been enacted in the reporting period. The deferred tax assets and liabilities result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of assets and liabilities used in the various jurisdictional tax returns.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. This is assessed based on forecasted future operating results, adjusted for significant non-taxable income and expenses, and specific limits on the use of any unused tax losses or credits. A valuation allowance against deferred tax assets is recorded, if it is more likely than not, that all, or some portion of, the benefits related to these deferred tax assets will not be realized.

Deferred tax liabilities are generally recognized in full, with limited exceptions. Potential tax implications of repatriation from our unremitted earnings that are indefinitely reinvested are driven by facts at the time of distribution. Therefore, it is not practicable to estimate the income tax liabilities that might be incurred if such earnings were remitted. We review all tax positions and determine whether our position is more likely than not to be sustained, upon examination by regulatory authorities. Recognized income tax positions are measured at the largest amount, which has a greater than 50 percent likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We classify all interest and penalties (if any) related to uncertain tax positions as income tax expense. We did not incur any interest and penalties related to uncertain tax positions, for the years ended December 31, 2024, 2023 and 2022. We did not have any unrecognized tax benefits associated with any uncertain tax positions for the year ended December 31, 2024.

Cash, cash equivalents and restricted cash

Cash consists primarily of cash on hand and bank deposits. Cash equivalents are short-term, highly liquid investments that mature within three months from the date of acquisition and are stated at amortized cost, which approximates fair value. The Group’s restricted cash balances are held in segregated accounts and are legally restricted as to withdrawal or usage.

Investments

Short-term investments consist of investments with a maturity greater than three months to one year from the date of purchase and are carried at fair value.

Investments in fixed maturity securities consist of bonds with a maturity of greater than one year from the date of purchase. The amortized cost basis of fixed maturity securities is adjusted for the amortization of premiums and accretion of discounts. This amortization or accretion is included in periodic income in our consolidated statements of operations. Our investments in fixed maturity securities are considered available-for-sale and are carried at fair value. Changes in the fair value of available-for-sale investments are recognized as a separate component of partners’ equity (other comprehensive income (loss)) until realized. Fair value of these investments is estimated using prices obtained from third-party pricing services, where available.

Our equity securities consist of interests in investment funds that primarily invest in debt securities. Equity securities are measured at fair value with changes in fair value recognized in “Net unrealized gains on investments” in our consolidated statements of operations. Dividends on equity securities and other investments are included in “Net investment income” on the ex-dividend date in our consolidated statements of operations. Realized gains and losses on disposition of investments are based on specific identification of investments sold on the trade date. Interest, dividend income and amortization of fixed maturity market premiums and discounts related to these securities are recorded in “Net investment income,” net of investment management and custody fees, in our consolidated statements of operations.

We have certain unconsolidated investments where we have significant influence over the operating and financial policies of the investee. We account for these investments under the equity method, whereby we record our proportionate share of income or loss from such investments in our results for the period in “Net investment income” in our consolidated statements of operations. Any decline in value of equity method investments we consider to be other-than temporary is charged to income in the period in which it is determined.

Other investments include investments in limited partnership and private equity investments in operating entities, as well as associated warrants to acquire additional ownership interests, whereby we elected the measurement alternative to carry such investments at cost, less any impairment and to mark to fair value when observable prices in identical or similar investment from the same issuer occur. The Partnership recorded $19.8 million, $12.1 million and $3.5 million of income related to these investments for the years ended December 31, 2024, 2023 and 2022, respectively.

We have elected to classify distributions received from equity method investees using the cumulative earnings approach where distributions received are considered returns on investment and are classified as cash inflows from operating activities unless the amount of cumulative distributions received exceed cumulative earnings and are thereby determined to be returns of investment (that would then be classified as cash inflows from investing activities). Any distribution from investments accounted for under the measurement alternative are classified as investing activities.

Fair value measurement

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date, in the principal or most advantageous market for the asset or liability, in an orderly transaction between willing market participants. A three-tier hierarchy is established as a basis for considering such assumptions, and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are:

•	Level 1: Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities;

•

Level 2: Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data; and

•

Level 3: Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made when there is little, if any, market activity for the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, we consider factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

We perform valuations for financial reporting purposes. Valuation techniques are selected based on the characteristics of each instrument, with the overall objective of maximizing the use of market-based information.

We use prices from independent pricing vendors to determine fair value estimates of investment funds, which are based on quoted prices in an active market and are disclosed as Level 1. Our internal price validation procedures and review of fair value methodology documentation provided by independent pricing vendors has not historically resulted in adjustments to the prices obtained from the pricing service. The independent pricing services used by our vendors obtain actual transaction prices for securities that have quoted prices in active markets. We derive the fair value of fixed maturity securities principally from market price data for identical assets from exchange or dealer markets and from market observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals and are disclosed as Level 2. Rights to acquire equity interests, including warrants, are disclosed as Level 3 due to the use of significant unobservable inputs. We use valuation techniques that rely on internally developed models and reported values from investment managers rather than quoted prices or observable market data. The market for these investments is illiquid and there is no active market.

Premiums receivable

Premiums receivable include insurance premiums that are both amounts currently due and not yet due from policyholders as well as amounts due from agents. The balance is reported net of a valuation allowance for expected credit losses. Such allowance is based upon ongoing review of amounts outstanding, the length of collection periods, the creditworthiness of the insured and other relevant factors. Amounts deemed to be uncollectible are written off against the allowance. As of December 31, 2024 and 2023, the Group had valuation allowance for expected credit losses of $2.4 million and $2.7 million, respectively.

Goodwill and other intangible assets

Goodwill represents the excess of acquisition costs over the net fair value of identifiable assets acquired and liabilities assumed in a business combination at the date of acquisition. Goodwill is allocated to reporting units based on the expected benefit from the business combination. Goodwill is deemed to have an indefinite life and is not amortized, but rather is tested at least annually for impairment. If the goodwill asset is determined to be impaired, it is written down in the period in which the determination is made.

We perform our annual goodwill impairment assessment as of October 1 each year, or more frequently if indicators of impairment exist. For goodwill impairment testing, we have the option to first assess qualitative factors to determine whether it is more likely than not (i.e., more than a 50 percent probability) that the fair value of the reporting unit is greater than the carrying amount. If our assessment indicates less than a 50 percent probability that the fair value of a reporting unit is greater than the carrying value or otherwise we elect to bypass the qualitative assessment, we quantitatively estimate the reporting unit’s fair value. If the carrying value of the reporting unit exceeds its estimated fair value, we recognize an impairment loss for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

We determine the fair value of the reporting units using the income approach or the market approach. Under the income approach, we estimate the fair value of a reporting unit based on the present value of estimated future cash flows. We prepare cash flow projections based on our estimates of revenue growth rates and operating margins, taking into consideration the historical performance and the current macroeconomic industry and market conditions. Under the market approach, we estimate fair value based on market multiples of earnings, derived from comparable publicly traded companies, with similar characteristics as the reporting unit.

Other intangible assets include finite-lived intangible assets that relate to customer relationships and trademarks. Finite-lived intangible assets are recognized at fair value on the acquisition date and amortized over their estimated useful lives. Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, generally five to fifteen years, and are reviewed for impairment when events and circumstances indicate that their carrying value may not be recoverable. Estimated useful lives of finite-lived intangible assets are required to be reassessed on at least an annual basis.

Other indefinite-lived intangible assets relate to insurance licenses and are not amortized. We test such assets for impairment annually as of October 1 or more frequently when events and circumstances indicate that their carrying value may not be recoverable.

Capitalized technology development costs

We develop internal-use software and implements cloud-computing arrangement software. We capitalize certain of those costs based on the nature of the development activities being performed, including coding, software installation, testing and significant upgrades or enhancements to existing software that result in additional functionality. Costs capitalized to develop internal-use software are amortized using the straight-line method over the estimated useful life, which we generally estimate to be five years, beginning when the software is substantially complete and ready for its intended use. Costs capitalized to implement cloud computing arrangements, are amortized over the term of the hosting arrangement using the straight-line method. Costs associated with activities not described above are expensed as incurred.

We periodically assess the capitalized software’s estimated useful lives and potential impairment indicators when there is risk such costs may not be recoverable.

Unpaid losses and loss adjustment expenses

The reserves for losses and LAE include estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported (“IBNR”). It represents management’s best estimate of the unpaid portion of ultimate costs, of all reported and unreported loss incurred through the balance sheet date and is based upon the assumption that past developments are an appropriate indicator of future events amongst other factors. The reserves are based on individual claims, case reserves and other reserves estimates reported, as well as actuarial estimates of ultimate losses.

Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Ultimate losses may vary materially from the amounts provided in our consolidated financial statements. These estimates are reviewed regularly and as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in our consolidated statements of operations in the period in which they become known and we account for them as changes in estimates. The unpaid losses and LAE are presented on an undiscounted basis.

The process of establishing unpaid losses and LAE can be complex and is subject to considerable uncertainty, as it requires the use of informed estimates and judgments based on circumstances known at the date of accrual. Our estimates and judgments are based on numerous factors and may be revised as additional experience and other data become available and are reviewed as new or improved methodologies are developed. The adequacy of the reserves may be impacted by future trends in claims severity, frequency, payment patterns and other factors. These variables are affected by both external and internal events, including but not limited to, changes in the economic cycle, inflation, natural or human-made catastrophes and legislative changes.

Total IBNR reserves are determined by subtracting payments and case reserves implied from the ultimate loss and LAE estimates. Ultimate loss and LAE are estimated utilizing generally accepted actuarial loss reserving methods. The reserving methods employed by the Group include the Chain Ladder, Bornheutter-Ferguson and Initial Expected Loss Ratio methods. Reportable catastrophe losses are analyzed and reserved separately using a frequency and severity approach. The methods all involve aggregating paid and case-incurred loss data by underwriting year and development month, segmented into MGAs and products or lines of business as deemed appropriate and material. The ultimate loss selections for each year tend to be based upon the Chain Ladder results for the older years and the Bornheutter-Ferguson method for the most recent years.

Because the Group has limited data to assess its own claims experience given the recently formed nature of the business, the Group uses industry and peer-group data, in addition to its own data, as a basis for selecting its expected paid and reporting patterns.

The recorded reserves represent the best estimate of ultimate liabilities, based on currently known facts, current law, current technology, and reasonable assumptions where facts are not known. Due to the significant uncertainties and related management judgments, there can be no assurance that future favorable or unfavorable loss development, which may be material, will not occur.

Reinsurance recoverables and payables

The Group’s insurance companies use reinsurance to mitigate exposure to losses arising from direct insurance policies, limit liability on specific risks and catastrophes and to stabilize loss experience. The Group also utilizes reinsurance to manage capital (both regulatory and operational) and solvency and as a mechanism to pool risks to maximize diversity of the portfolio.

The Group purchases various types of reinsurance, including excess of loss contracts (that protect against losses above stipulated amounts) together with quota share contracts (to provide cover for adverse losses on a total portfolio basis). Certain of these reinsurance contracts include risk limiting features, such as loss limits, sliding scale commissions and reinstatement provisions. Risk tolerance is set based on a low probability of exceeding loss limitations. The Group closely monitors its exposures against the available reinsurance to ensure adequate protection. The impact of the sliding scale commission adjustments following adverse loss experience (resulting in a return of ceding commission to the reinsurers and therefore an offset to the benefit of reinsured losses) could be material to the Group.

Premiums ceded under prospective reinsurance agreements are recognized as a reduction in revenues over the period the reinsurance coverage is provided in proportion to the risks to which the premiums relate. Amounts applicable to reinsurance ceded for unearned premiums are reported as Ceded unearned premiums in our consolidated balance sheet.

Certain reinsurance contracts purchased by the Group are retroactive (and take the form of a loss portfolio transfer), whereby the reinsurer agrees to reimburse the Group because of past insurable events. When a reinsurance contract does not transfer significant insurance risk, the Group accounts for the premium paid (net of any amount of premium that will be retained by the reinsurer) as a deposit asset in reinsurance recoverables within our consolidated balance sheets. The amount of the initial deposit asset is adjusted in subsequent reporting periods by calculating an effective yield on the deposit based on actual and expected future payments. Such adjustments are reported as interest income within “Net investment income” in our consolidated statements of operations.

Reinsuring loss exposures does not relieve the Group from its obligation to policyholders in the event of nonperformance by the reinsurers, thus a credit and / or dispute exposure exists to the extent that any reinsurer is unable to meet the obligation assumed in the reinsurance agreements. To mitigate this exposure to reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers and typically holds collateral, in the form of funds withheld, trusts and letters of credit, as security under the reinsurance agreements.

Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the insured business. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts.

The Group assesses its reinsurance assets for recoverability on a regular basis. If there is objective evidence that the reinsurance asset is not recoverable due to reinsurer insolvency, a contractual dispute, or other reasons, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that loss in our consolidated statements of operations.

The Group may periodically enter commutation agreements with its reinsurers. Such agreements result in the termination of all or part of a reinsurance agreement whereby the Group would assume the obligation to insure the previous loss reserves subject to the reinsurance agreement in exchange for cash or other consideration. Upon execution of a commutation agreement, the Group reassumes the risk of liabilities for losses previously ceded to the reinsurer, while the reinsurer is generally released of its obligations under the commuted (legally extinguished) portions of the reinsurance agreement. The Group’s insurance subsidiaries that originally ceded the insurance business account for a commutation by eliminating their existing reinsurance recoverable and recognizing a gain or loss for the difference between the consideration received and the previously recognized reinsurance recoverable.

Flywheel Re: The Group has entered into a quota share agreement, where it cedes certain insured risks to Flywheel Re Ltd. (“Flywheel Re”). Flywheel Re is a Class C Insurer licensed in the Cayman Islands and is a special purpose reinsurance company that provides multi-year collateralized quota share capacity to the Group backed by long-term institutional investors. Flywheel Re is not consolidated in the Group’s consolidated financial statements because the Group i) does not have the power over the activities that most significantly impact Flywheel Re’s economic performance, and ii) it is wholly-owned by third-party investors. Each investor group in Flywheel Re purchased preferred shares in a segregated portfolio owned solely by such investor group. The purchase price of the preferred shares was then pledged as collateral to Accelerant Re (Cayman) Ltd. (“Accelerant Re”), the cedent to Flywheel Re under each applicable reinsurance agreement. Accelerant Re cedes premium and losses in accordance with the terms of the applicable reinsurance agreement, to Flywheel Re and all investors are obligated to accept such premium and losses over the course of three underwriting years. The Group’s reinsurance arrangements with Flywheel Re have been contracted on an arm’s-length basis.

Funds held under reinsurance

Certain of the Group’s reinsurance contracts provide for an arrangement where, rather than making a cash payment or transferring investments for ceded premiums written, The Group holds the related amounts as assets to collateralize the reinsurer’s obligations and establishes corresponding funds held under reinsurance liabilities.

Concentrations of credit risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are held with financial institutions of high quality. For equity securities and fixed maturity securities, we manage our credit risk through diversification in terms of instruments by issuer, geographic region and related industry.

The ceding of insurance through the Group’s reinsurance partners does not legally discharge the Group from its primary liability for the full amount of the policy coverage. The Group will be required to pay the loss and bear the collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, The Group evaluates the financial condition of its reinsurers and monitors both individual, and concentrations of, credit risk. Refer to Note 8 for more information on how the Group manages credit risk related to its reinsurance recoverables.

Segment information

The Partnership’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer (“CEO”) of the Group. The CODM has authority and executive oversight over operating decisions and resource allocations such as significant business strategy decisions, capital expenditures, the budget and forecasting processes and all new material ventures and contracts. Additionally, the CODM drives the execution of these activities and reviews operating results to assess performance and makes resource allocation decisions. Each segment has a segment manager who reports directly to the CODM.

Adjusted EBITDA, a non-GAAP financial measure, is the primary measure of segment profit and loss reviewed by the CODM and is intended to measure the performance of segments, which the CODM utilizes to allocate our resources. We define Adjusted EBITDA as net income (loss) adjusted to remove the impact of interest, income taxes, depreciation, amortization, net foreign currency exchange gains (losses) and other expenses. We believe the exclusion of the impact of interest, income taxes, depreciation, amortization, net foreign currency exchange gains (losses) and other expenses is pertinent to understanding our performance attributable to our core operating activities, as well as comparability to prior periods and peers. Segment Adjusted EBITDA also excludes certain costs that are not allocated to segments because they are separately managed at the consolidated corporate level. The unallocated costs primarily include general and administrative expenses such as those incurred in the legal and accounting functions.

Refer to Note 3 for more information on our segments.

Partners’ redeemable preference shares

AHLP has issued various financial instruments, including convertible preference shares. The preference shares are evaluated for mandatorily redeemable and potential liability classification. We accounts for instruments containing redemption rights that are either within the control of the preference shareholder or subject to redemption upon the occurrence of uncertain events not solely within our control within mezzanine equity. Any instruments containing holder redemption rights or that are deemed probable of redemption are remeasured to their maximum redemption value as of each reporting date.

Convertible preference shares

Accelerant Holdings has issued convertible preference shares that are evaluated for features that may result in their characterization as permanent equity, temporary equity (often referred to as “mezzanine equity”), or a liability.

The Class A and Class B preference shares are recorded at their respective fair values on the dates of issuance, net of issuance costs, within permanent equity. Such convertible preference shares are subject to actual liquidation or deemed liquidation events, such as an initial public offering of common shares of Accelerant Holdings, or a sale of Accelerant Holdings. The Class A and Class B shares are recorded as a component of permanent equity because, while they are subject to redemption on the occurrence of any such liquidation events, all of the holders of equally or more subordinated equity instruments of Accelerant Holdings are also entitled to receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all classes of shares subordinate to the Class A and Class B preference shares would also be entitled to be redeemed).

The Class C preference shares were issued with contingently issuable detachable warrants that only become exercisable on the non-occurrence of an initial public offering or other liquidation event within two years of issuance of the Class C preference shares. Such warrants are equity-linked instruments and are considered issued for accounting purposes. The Class C preference shares and contingently detachable issuable warrants at their relative fair values on the date of issuance, net of issuance costs, within temporary equity and additional paid in capital, respectively. The Class C preference shares are recorded in temporary equity as they contain redemption rights that are contingent upon the occurrence of actual liquidation or deemed liquidation events of Accelerant Holdings, such as an initial public offering of common shares of Accelerant Holdings, or a sale of Accelerant Holdings, that are not solely within Accelerant Holdings’ control, and that such redemption rights are not available to other holders of equally or more subordinated equity instruments of Accelerant Holdings. The Class C preference shares were deemed probable of conversion to common shares when considering both the expected timing and nature of events giving rise to the redemption or conversion rights of the holders of such Class C preference shares at the date of issuance. In subsequent periods, if the Class C preference shares are not converted to common shares and the condition for redemption is met, Accelerant Holdings will recognize the redemption value immediately. The difference in redemption value from carrying value will be reflected as a deemed dividend and an increase of the Class C preference shares, as well as a corresponding reduction to additional paid in capital and earnings per share. The Class C preference shares would then be subject to cash settlement. If the warrants are never issued, there is no adjustment to the previous amounts in additional paid in capital. If the warrants are issued and are subsequently exercised for common shares, the amount of consideration paid for the exercise price becomes a component of incremental additional paid in capital and par value of the common shares when such common shares are issued in exchange for the warrants.

We reflect these shares as non-controlling interests within our financial statements as the convertible preference shares were issued by Accelerant Holdings, as a consolidated subsidiary, not Accelerant Holdings LP.

Contingent liabilities

We record contingent liability provisions when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Share-based compensation

Share options we have awarded to employees are measured at fair value at each grant date. We calculate the fair value of the share options using a weighted-average of values derived using the Black-Scholes and Hull-White option-pricing models. The Hull-White model is a trinomial lattice model that incorporates the impact of expected employee exercise behavior to estimate the option value.

Use of such option-pricing models requires us to make several assumptions, including the value of our common shares, estimated equity volatility and expected term to exercise. We evaluate all assumptions employed in the valuation of the share option awards as of each grant date. We estimate volatility based upon comparison to certain publicly traded companies. We determine an expected option term for each hypothetical scenario based on contractual term and exercise probability assumptions, as we do not have sufficient historical data to develop an estimate based upon participant behavior. We use a risk-free interest rate equal to the US treasury bond yield with an equivalent period as the expected option term.

We recognize share-based compensation expense over the requisite service period for awards using the straight-line method and recognize forfeitures as they occur.

Recent accounting pronouncements

Recently adopted accounting pronouncements

Measurement of credit losses: On January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments, issued by the Financial Accounting Standards Board (“FASB”) in June 2016. The ASU replaced the “incurred loss” approach that was previously applied to determine credit losses with an “expected loss” model for financial instruments measured at amortized cost. The expected loss model changes the way entities recognize impairment of financial assets by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of many financial assets, including, among others, premiums receivable and reinsurance recoverables. Our valuation allowance is a measurement of expected losses that is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Financial assets, as well as available for sale securities, are now presented on the financial statements net of the valuation allowance.

We analyzed our reinsurance recoverables, including the current credit quality and credit outlook for reinsurers with at-risk uncollateralized receivable balances. In assessing premium receivables, which are short-term in nature, we assessed customer balances leveraging our current process for analyzing collectability of premium receivables. The adoption of the ASU did not have a material impact on our consolidated financial statements and disclosures and no adjustment to the beginning balance of retained earnings was required upon adoption.

Segment Reporting: In November 2023, the FASB issued ASU 2023-07, Segment Reporting, Improvements to Reportable Segment Disclosures. to address improvements to reportable segment disclosures. The standard primarily requires the following disclosure on an annual and interim basis: (i) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; and (ii) other segment items and description of its composition. The standard also requires current annual disclosures about a reportable segment’s profits or losses and assets to be disclosed in interim periods and the title and position of the CODM with an explanation of how the CODM uses the reported measure(s) of segment profits or losses in assessing segment performance. We adopted ASU 2023-07 in our annual financial statements for the year ended December 31, 2024, which was applied retrospectively to all prior periods presented. Refer to Note 3 for the expanded segment disclosures.

Future application of accounting standards

Disaggregation of Income Statement Expenses: In November 2024, the FASB issued an ASU requiring new interim and annual disclosures that provide transparency about the components of expenses included in the income statement and enhance an investor’s ability to forecast future performance. The standard requires disclosure of:

•

The amounts of employee compensation, depreciation, intangible asset amortization, and certain other costs included in each relevant expense caption as well as the inclusion of certain amounts already required to be disclosed under existing US GAAP in the same disclosure;

•	A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•	The total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The standard is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively.

Income Tax: In December 2023, the FASB issued an ASU to address improvements to income tax disclosures. The standard requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid, which includes the following:

•	Disclosure, on an annual basis, of specific categories in the rate reconciliation;

•

Disclosure, on an annual basis, of additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate);

•	Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes;

•

Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received);

•	Disclosure of income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign;

•	Disclosure of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign;

•

Elimination of the requirement to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made; and

•

Elimination of the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

The standard is effective for public companies for annual periods beginning after December 15, 2024 (and December 15, 2025 for nonpublic companies), with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively.

3. Segment information

We have three reportable segments (Exchange Services, MGA Operations, and Underwriting). Each of our reportable segments serves the specific needs of our customers based on the products and services provided and reflects the way the CODM assesses performance of the business and makes decisions on the allocation of resources.

Exchange Services

Exchange Services, which is the core of Accelerant, captures the revenue and expenses associated with the Risk Exchange. The Risk Exchange is the platform that houses Accelerant technology, data ingestion, and operations that serve the needs of Members and risk capital partners and that facilitate the exchange of risk. Insurance companies that join the Risk Exchange pay Accelerant a fixed volume-based fee for sourcing, managing, and monitoring the business they write, and the Risk Exchange pays commissions to Members for the distribution services provided to both consolidated affiliates and third parties. We eliminate net commissions, fees and other income earned by the Exchange Services segment in consolidation to the extent such income is received from consolidated insurance companies within the Underwriting segment. Only income earned from third-party companies is not eliminated in consolidation.

MGA Operations

MGA Operations consists of our Mission Underwriters (“Mission”) and Owned Members reporting units. Mission is a licensed insurance agency that functions as an MGA incubator in the US, UK and EU and represents the largest component of the segment. Mission was previously a consolidated variable interest entity (“VIE”) until we acquired all the outstanding common equity interests in Mission on May 1, 2024, at which point it became a wholly-owned subsidiary (and a VOE). For further information on our acquisition of Mission, refer to Note 6.

The Owned Members reporting unit comprises MGAs in which the Partnership has made non-controlling or controlling equity investments. Our investments in existing Members typically take the form of an initial minority stake and contractual call option for a majority stake over time. We eliminate commission income earned by MGA Operations in consolidation to the extent it is received from consolidated insurance companies within the Underwriting segment. Only commission income earned from third-party companies is not eliminated in consolidation.

Underwriting

Underwriting contains all revenue and expenses associated with the underwriting of insurance policies and assumption of reinsurance policies issued or accepted by Accelerant’s consolidated insurance companies and Accelerant Re. Our Underwriting segment is a strategic asset that enables access to Accelerant’s portfolio for current and prospective risk capital partners. The activities of these (re)insurance companies include property and casualty insurance, policy issuance, reinsurance arrangements and the payment of commission and other acquisition costs to the Exchange Services segment.

Premium revenue is earned in exchange for the property and casualty insurance policies issued and reinsurance coverage provided. For segment presentation purposes, the commission expense paid to the wholly-owned agencies is subject to deferral as DAC for the portion of insurance policies not subject to reinsurance. DAC associated with business ceded is offset by ceding commissions received from reinsurers, which is typically more than the DAC. The DAC associated with business retained, as well as the excess ceding commissions from reinsurers, are both amortized over the related policy term. Accelerant Re also cedes premium and losses to, and receives ceding commissions from, several third-party reinsurers, including Flywheel Re. Similar to the Exchange Services and MGA Operations segments, transaction activity with our consolidated affiliates is subject to elimination (and therefore the amount of DAC, deferred ceding commissions, DAC amortization and amortization of ceding commission income in consolidation will differ from that presented within the segment results). Specifically, only commission payments and other acquisition expenses paid to third parties are subject to deferral and amortization in consolidation.

We consider the segment presentations of Exchange Services, MGA Operations and Underwriting segments prior to elimination to be the best way to evaluate Accelerant’s business and how these business components would be presented if they were stand-alone operations. As we generate additional third-party insurance relationships through our Risk Exchange, the standalone segment results will more closely align with the consolidated results (as such third party transactions would not be subject to elimination).

The following includes the financial results of our three reportable segments for the years ended December 31, 2024, 2023 and 2022. Corporate functions and certain other businesses and operations are included in Corporate and Other.

Financial information by segment:

	Year Ended December 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$82.0	$82.0	$—	$167.5	$249.5
Net earned premiums	—	—	226.6	226.6	—	—	226.6
Direct commission income
Affiliated entities	199.7	99.4	—	299.1	—	(299.1)	—
Unaffiliated entities	21.9	44.8	—	66.7	—	—	66.7
Net investment income	1.1	4.2	32.6	37.9	1.2	—	39.1
Net realized gains on investments	—	1.3	0.6	1.9	—	—	1.9
Net unrealized (losses) gains on investments	—	—	(0.7)	(0.7)	19.7	—	19.0

Segment revenues	222.7	149.7	341.1	713.5	20.9	(131.6)	602.8
Losses and loss adjustment expenses	—	—	167.3	167.3	—	—	167.3
Amortization of deferred acquisition costs	—	—	104.2	104.2	—	(22.8)	81.4
General and administrative expenses (3) (4)	51.6	105.6	90.5	247.7	36.9	(56.7)	227.9
Technology and development operating expenses	13.4	—	—	13.4	—	—	13.4

Adjusted EBITDA	$157.7	$44.1	$(20.9)	$180.9	$(16.0)	$(52.1)	$112.8

Interest expenses							(12.1)
Depreciation and amortization							(26.6)
Other expenses (5)							(47.4)
Net foreign exchange gains							4.8

Income before income taxes							$31.5

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$26.5	$74.3	$30.8	$131.6
Consulting and professional fees	5.6	8.8	15.0	29.4
Other administrative expenses	19.5	22.5	44.7	86.7

Total general and administrative expenses	$51.6	$105.6	$90.5	$247.7

(4)	The consolidation and elimination adjustments for general and administrative expenses consist of i) $30.8 million of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation; and ii) $25.9 million of fees for platform services provided by the Risk Exchange that are expensed by Underwriting and recorded as revenue by Exchange Services. There are offsetting adjustments as components of the other consolidation and elimination adjustments.
(5)

Other expenses for the year ended December 31, 2024 consist of $14.7 million of system development non-operating expenses, $13.1 million of professional costs related to corporate development activities, $8.4 million of share-based compensation, $7.0 million of Mission profits sharing expense and $4.2 million of individually insignificant costs.

	Year Ended December 31, 2023
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$78.4	$78.4	$—	$85.8	$164.2
Net earned premiums	—	—	105.1	105.1	—	—	105.1
Direct commission income
Affiliated entities	107.7	76.9	—	184.6	—	(184.6)	—
Unaffiliated entities	14.5	23.1	—	37.6	—	—	37.6
Net investment income	1.1	2.8	12.1	16.0	3.3	—	19.3
Net realized gains on investments	—	—	0.5	0.5	—	—	0.5
Net unrealized gains on investments	—	9.3	5.2	14.5	2.8	—	17.3

Segment revenues	123.3	112.1	201.3	436.7	6.1	(98.8)	344.0
Losses and loss adjustment expenses	—	—	80.3	80.3	—	—	80.3
Amortization of deferred acquisition costs	—	—	68.4	68.4	—	(18.5)	49.9
General and administrative expenses (3) (4)	27.7	80.6	56.0	164.3	31.7	(26.8)	169.2
Technology and development operating expenses	8.5	—	—	8.5	—	—	8.5

Adjusted EBITDA	$87.1	$31.5	$(3.4)	$115.2	$(25.6)	$(53.5)	$36.1

Interest expenses							(10.9)
Depreciation and amortization							(14.5)
Other expenses (5)							(51.1)
Net foreign exchange losses							(3.5)

Loss before income taxes							$(43.9)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$12.2	$55.8	$30.8	$98.8
Consulting and professional fees	2.5	5.9	11.7	20.1
Other administrative expenses	13.0	18.9	13.5	45.4

Total general and administrative expenses	$27.7	$80.6	$56.0	$164.3

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2023 consists of $22.9 million of system development non-operating costs, $16.2 million of professional costs related to corporate development activities, $4.8 million of share-based compensation, and $7.2 million of individually insignificant costs.

	Year Ended December 31, 2022
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other(1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission (adjustments) income (2)	$—	$—	$(12.2)	$(12.2)	$—	$56.5	$44.3
Net earned premiums	—	—	141.2	141.2	—	—	141.2
Direct commission income
Affiliated entities	84.4	41.8	—	126.2	—	(126.2)	—
Unaffiliated entities	17.4	17.1	—	34.5	—	—	34.5
Net investment income	0.1	1.0	1.5	2.6	—	—	2.6
Net realized losses on investments	—	—	(3.9)	(3.9)	—	—	(3.9)
Net unrealized (losses) gains on investments	—	—	(3.2)	(3.2)	3.5	—	0.3

Segment revenues	101.9	59.9	123.4	285.2	3.5	(69.7)	219.0
Losses and loss adjustment expenses	—	—	99.5	99.5	—	—	99.5
Amortization of deferred acquisition costs	—	—	58.0	58.0	—	(23.0)	35.0
General and administrative expenses (3) (4)	18.1	52.6	47.1	117.8	13.4	(15.1)	116.1
Technology and development operating expenses	8.2	—	—	8.2	—	—	8.2

Adjusted EBITDA	$75.6	$7.3	$(81.2)	$1.7	$(9.9)	$(31.6)	$(39.8)

Interest expenses							(4.3)
Depreciation and amortization							(5.8)
Other expenses (5)							(33.5)
Net foreign exchange losses							(1.7)

Loss before income taxes							$(85.1)

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 9.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$10.1	$39.0	$31.2	$80.3
Consulting and professional fees	2.1	4.9	9.7	16.7
Other administrative expenses	5.9	8.7	6.2	20.8

Total general and administrative expenses	$18.1	$52.6	$47.1	$117.8

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the year ended December 31, 2022 consists of $11.4 million of system development non-operating costs, $8.7 million of previously deferred costs related to a potential securities issuance that were expensed when the Group suspended those efforts due to adverse equity market conditions in 2022, $5.6 million of professional costs related to corporate development activities, $4.8 million of costs related to the formation of Flywheel Re, and $3.1 million of other individually insignificant costs.

We review our assets on a consolidated basis for decision making purposes since they support business operations across all our reportable segments as well as our corporate and other activities. We do not allocate assets to reportable segments as we do not use such information, except for (re)insurance balances recoverable on paid and unpaid losses and goodwill that are directly attributable to our reportable segments.

All our revenues from external customers were attributable to various geographic locations outside of the Cayman Islands, based on where the insurance policies or services were sold. There were no reportable major customers that accounted for 10% or more of our consolidated revenue for the years ended December 31, 2024, 2023 and 2022.

The following table presents our revenues by geography:

	Year Ended December 31, 2024
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$151.2	$98.3	$249.5
Net earned premiums	165.3	61.3	226.6
Direct commission income	41.9	24.8	66.7
Net investment income	21.2	17.9	39.1
Net realized gains on investments	—	1.9	1.9
Net unrealized gains (losses) on investments	19.8	(0.8)	19.0

Total revenues	$399.4	$203.4	$602.8

	Year Ended December 31, 2023
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$81.5	$82.7	$164.2
Net earned premiums	77.9	27.2	105.1
Direct commission income	18.6	19.0	37.6
Net investment income	11.6	7.7	19.3
Net realized gains on investments	0.2	0.3	0.5
Net unrealized gains on investments	12.1	5.2	17.3

Total revenues	$201.9	$142.1	$344.0

	Year Ended December 31, 2022
(in millions)	North America	UK and EU	Total
Ceding commission income (adjustments) (1)	$48.3	$(4.0)	$44.3
Net earned premiums	46.0	95.2	141.2
Direct commission income	2.0	32.5	34.5
Net investment income	1.3	1.3	2.6
Net realized losses on investments	—	(3.9)	(3.9)
Net unrealized gains (losses) on investments	3.4	(3.1)	0.3

Total revenues	$101.0	$118.0	$219.0

(1)

For further information on the impacts of sliding scale commission adjustments on our ceding commission income for the years ended December 31, 2024, 2023 and 2022 resulting from the loss experience of covered insurance contracts, refer to Note 9.

4. Investments

Unrealized gains and losses on available for sale fixed maturity and short-term investments, at fair value

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of fixed maturity and short-term investments, were as follows:

	December 31, 2024
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$175.5	$0.8	$(2.3)	$174.0
US government and agency	128.9	0.1	(0.8)	128.2
Non-US government and agency	161.1	0.5	(3.0)	158.6
Residential mortgage-backed	44.4	0.1	(1.5)	43.0
Commercial mortgage-backed	18.6	—	(0.2)	18.4
Other asset-backed securities	22.1	0.1	(0.1)	22.1

Total fixed maturity and short-term investments	$550.6	$1.6	$(7.9)	$544.3

	December 31, 2023
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$30.6	$0.3	$(0.3)	$30.6
US government and agency	32.2	0.2	(0.3)	32.1
Non-US government and agency	2.5	0.1	—	2.6
Residential mortgage-backed	19.0	0.1	(0.7)	18.4
Commercial mortgage-backed	2.8	—	—	2.8
Other asset-backed securities	8.0	—	—	8.0

Total fixed maturity and short-term investments	$95.1	$0.7	$(1.3)	$94.5

The following table summarizes, for all our available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	December 31, 2024
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$85.4	$(2.2)	$6.5	$(0.1)	$91.9	$(2.3)
US government and agency	66.3	(0.6)	4.7	(0.2)	71.0	(0.8)
Non-US government and agency	93.5	(3.0)	—	—	93.5	(3.0)
Residential mortgage-backed	29.0	(0.8)	5.1	(0.7)	34.1	(1.5)
Commercial mortgage-backed	13.2	(0.2)	0.5	—	13.7	(0.2)
Other asset-backed securities	12.1	(0.1)	—	—	12.1	(0.1)

Total fixed maturity and short-term investments	$299.5	$(6.9)	$16.8	$(1.0)	$316.3	$(7.9)

	December 31, 2023
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$6.9	$(0.1)	$7.2	$(0.2)	$14.1	$(0.3)
US government and agency	9.5	(0.3)	1.1	—	10.6	(0.3)
Residential mortgage-backed	4.3	(0.2)	6.9	(0.5)	11.2	(0.7)

Total fixed maturity and short-term investments	$20.7	$(0.6)	$15.2	$(0.7)	$35.9	$(1.3)

We did not recognize the unrealized losses in earnings on these fixed maturity and short-term investments at December 31, 2024 and 2023 because we determined that such losses were due to non-credit factors that are temporary in nature. Additionally, we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis.

Contractual maturity

The amortized cost and fair values of our fixed maturity and short-term investments by contractual maturity were as follows:

	December 31, 2024
(in millions)	Amortized cost	Fair value
Due in one year or less	$105.6	$104.6
Due after one year through five years	277.0	275.0
Due after five years through ten years	76.4	75.0
Due after ten years	6.5	6.2
Residential mortgage-backed	44.4	43.0
Commercial mortgage-backed	18.6	18.4
Other asset-backed securities	22.1	22.1

Total	$550.6	$544.3

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

Equity securities, at fair value

Our investments in equity securities consisted of mutual funds that primarily invest in high-grade debt securities and were as follows:

	December 31,
(in millions)	2024	2023
Equity securities, at fair value	$—	$116.7

Equity method and other investments

We have made investments in private equity funds focused on insurance technology ventures, certain MGAs that form part of our distribution network and a technology focused TPA that provides services to certain of our Members. Such strategic investments are generally accounted for using the equity method of accounting and are included as equity method investments in the financial statements or, in cases where we have elected the measurement alternative, accounted for at fair value based on observable price changes or impairment within Other investments.

Details regarding our equity method investments were as follows:

	December 31, 2024		December 31, 2023
(in millions)	Ownership %	Carrying value	Ownership %	Carrying value
MGAs	19.0% - 20.0%	$11.0	19.0% - 20.0%	$12.7
Other	9.4% - 15.0%	7.2	9.4%	3.0

Equity method investments		$18.2		$15.7

In applying the equity method of accounting, we record investments initially at cost and subsequently adjust their carrying value based on our proportionate share of the net income or loss of the investment. As permitted by the applicable accounting guidance, we generally record such investments on a one-to-three-month lag. Our maximum exposure to loss with respect to these investments is limited to the investment carrying amounts reported in our consolidated balance sheet and any unfunded commitments. As of December 31, 2024, we had unfunded commitments of $2.0 million to our equity method investees.

For the years ended December 31, 2024 and 2023, we received dividends from equity method investees of $1.7 million and $0.8 million, respectively. For the year ended December 31, 2022, we did not receive any dividends from equity method investees.

Details regarding the carrying value of our other investments portfolio were as follows:

	December 31,
(in millions)	2024	2023
Investment type:
MGAs and TPAs	$26.2	$14.2
Venture fund	19.1	11.0
Real estate	—	0.3

Other investments	$45.3	$25.5

We have elected the measurement alternative to carry private equity investments in venture funds, ordinary stocks, warrants and stock options of MGAs and TPAs that qualify for the equity method basis of accounting and that do not have a readily determinable fair value, at cost, less any impairment. If observable prices in identical or similar investments from the same issuer are observed, we measure the equity investment at fair value as of the date that such observable transaction occurs.

For the year ended December 31, 2024, we recorded $19.8 million of income as a component of unrealized gains following observable prices related to these investments. For the year ended December 31, 2023, we recorded $12.1 million of income, net of $0.2 million of impairments, as a component of unrealized gains following observable prices related to these investments. For the year ended December 31, 2022, we recorded $3.5 million of income as a component of unrealized gains following observable prices related to these investments. We have recognized cumulative income as a component of unrealized gains of $35.4 million, net of $0.2 million of impairments, associated with investments accounted for under the measurement alternative from inception of the related investments.

Net investment income

Investment income and expenses were as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Income from equity method investments	$2.3	$2.9	$1.0
Interest on fixed maturity investments	14.8	2.9	1.2
Interest on cash and cash equivalents	22.6	13.8	0.8

Gross investment income	39.7	19.6	3.0
Investment expenses	(0.6)	(0.3)	(0.4)

Net investment income	$39.1	$19.3	$2.6

Net realized and unrealized gains (losses) on investments

The following table presents net realized and unrealized gains (losses) on our investments:

	Years Ended December 31,
(in millions)	2024	2023	2022
Net realized gains on investments:
Net realized gains (losses) on fixed maturity and short-term investments	$0.2	$0.4	$(1.1)
Net realized gains (losses) on equity securities sold during the year	0.5	0.1	(2.8)
Net realized gains on equity method investments	1.2	—	—

Net realized gains (losses) on investments	$1.9	$0.5	$(3.9)
Net unrealized gains (losses) on investments:
Net unrealized (losses) gains on equity securities held at the reporting date	(0.8)	5.2	(3.2)
Other investments (1):
Venture fund	8.0	3.0	3.5
MGAs and TPAs	11.8	9.1	—

Net unrealized gains on other investments	19.8	12.1	3.5

Net unrealized gains on investments	$19.0	$17.3	$0.3

Net realized and unrealized gains (losses) on investments	$20.9	$17.8	$(3.6)

(1)	Amounts correspond to income arising from our equity investments accounted for under the measurement alternative (as described above).

Regulated deposits and restricted assets

Certain companies in the Group are required to maintain assets on deposit with various regulatory authorities to support the Group’s insurance and reinsurance operations. Securities on deposit for regulatory and other purposes were $4.9 million as of both December 31, 2024 and 2023, which are included in the “Fixed maturity securities available for sale, at fair value” in our consolidated balance sheets.

In addition, the Group has pledged cash and cash equivalents of $47.3 million, short-term investments of $17.2 million and fixed maturity securities of $33.0 million as of December 31, 2024 in favor of certain ceding companies to collateralize obligations. There were no such pledged assets as of December 31, 2023.

5. Fair value measurements

Fair value measurements on a recurring basis

Our financial assets and liabilities measured at fair value on a recurring basis by level were as follows:

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Fixed maturity and short-term investments:
Corporate	$—	$174.0	$—	$174.0
US government and agency	—	128.2	—	128.2
Non-US government and agency	—	158.6	—	158.6
Residential mortgage-backed	—	43.0	—	43.0
Commercial mortgage-backed	—	18.4	—	18.4
Other asset-backed securities	—	22.1	—	22.1

Total fixed maturity and short-term investments	—	544.3	—	544.3

Total assets measured at fair value	$—	$544.3	$—	$544.3

	December 31, 2023
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Fixed maturity and short-term investments:
Corporate	$—	$30.6	$—	$30.6
US government and agency	—	32.1	—	32.1
Non-US government and agency	—	2.6	—	2.6
Residential mortgage-backed	—	18.4	—	18.4
Commercial mortgage-backed	—	2.8	—	2.8
Other asset-backed securities	—	8.0	—	8.0

Total fixed maturity and short-term investments	—	94.5	—	94.5
Equity securities, at fair value	116.7	—	—	116.7

Total assets measured at fair value	$116.7	$94.5	$—	$211.2

There were no transfers between Level 1, Level 2, or Level 3 for the years ended December 31, 2024, 2023 and 2022.

Fair value measurements on a non-recurring basis

We measure the fair value of certain assets on a non-recurring basis, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include our investments in limited partnerships reported in “Other investments” in our consolidated balance sheets.

The following table presents assets measured at fair value on a non-recurring basis:

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs and TPAs	$—	$—	$26.2	$26.2
Venture fund	—	—	19.1	19.1

Total	$—	$—	$45.3	$45.3

	December 31, 2023
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs	$—	$—	$14.2	$14.2
Venture fund	—	—	11.0	11.0
Real estate	—	—	0.3	0.3

Total	$—	$—	$25.5	$25.5

Fair value information about financial instruments not measured at fair value

Our estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below:

Debt: As further described in Note 14, given the frequency with which the variable interest rates on our senior unsecured debt reset, the carrying value of our debt measured at amortized cost approximates its fair value as of December 31, 2024 and 2023. The debt is classified as Level 2.

Remaining financial assets and liabilities: Our remaining financial assets and liabilities were generally carried at cost or amortized cost, which due to their short-term nature, approximates their fair value as of December 31, 2024 and 2023.

6. Variable interest entities

VIEs

In the normal course of our business activities, we enter into relationships with various entities that are deemed to be VIEs. A VIE is an entity that either:

•

has equity investors that lack characteristics of a controlling financial interest (including the ability to control activities of the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns); or

•	lacks sufficient equity to finance its own activities without additional subordinated financial support.

We consolidate a VIE when we determine that we are the primary beneficiary of that VIE. This analysis includes a review of the VIE’s capital structure, related contractual relationships and terms, nature of the VIE’s operations and purpose, nature of the VIE’s interests issued and our involvement with the entity. When assessing the need to consolidate a VIE, we evaluate the design of the VIE as well as the related risks to which the entity was designed to expose the variable interest holders.

We are the primary beneficiary if we have:

•	the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and

•	the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Mission

Mission, formed in 2021, operates in the US (Mission Underwriting Holdings, LLC, or “Mission US”) and in the EU (Mission Holdings Europe Ltd. or “Mission EU”). Each of Mission US and Mission EU operates, pursuant to local licenses as required by its jurisdiction of organization, to support experienced underwriters by providing insurance regulatory, technical infrastructure and product development expertise to them. Each Mission entity was funded principally with loans advanced by the Group in the form of subordinated debt and other working capital arrangements, although at the time of formation ACP Holdings LP (“ACP Holdings”) provided the initial equity capital and until 2024 held all the equity of each of Mission US and Mission EU. Also at the time of formation of Mission US and Mission EU, ACP Holdings granted the Group an option to acquire each of Mission US and Mission EU.

On May 1, 2024, the Group closed on its acquisition of each of Mission US and Mission EU which the Group initiated by exercising its options. As described in more detail below, Mission was previously a consolidated VIE given financial support and variable interest considerations. Because Mission was previously consolidated within the Group’s financial statements, the exercise of the call option was accounted for as an equity transaction.

The consideration paid by the Group to Accelerant Holdings LP took the form of 6,938 common shares in Accelerant Holdings. Additionally, as an anti-dilutive measure, and in recognition of the fact that the holders of the Group’s Class A and Class B convertible preference shares at the time such investments were made had relied on the inclusion of Mission within the Group’s results of operations, holders of the Group’s Class A and B convertible preference shares received an additional 875 shares and 525 shares, respectively, in each case without further consideration being paid. The total consideration had a fair value of $7.0 million.

The excess fair value of the consideration paid by Accelerant Holdings as compared to the carrying value of the acquired non-controlling interest in Mission is reflected as a reduction in additional paid-in capital of Accelerant Holdings of $39.3 million, with a corresponding increase of non-controlling interests of $39.9 million in the Group’s consolidated statements of equity for the year ended December 31, 2024. Upon completion of the acquisition, Mission became a VOE and a wholly-owned subsidiary of the Group.

However, since the interests in Mission were acquired using shares issued by Accelerant Holdings, they are classified as Non-controlling interests: other interests in our consolidated balance sheets.

Prior to May 1, 2024, Mission was determined to be a VIE, as it lacked sufficient equity at risk and was primarily financed with the Group’s subordinated debt. As a result of this determination, the Group assessed whether it was the primary beneficiary and, thus, would be required to consolidate Mission. The Group was exposed to a significant amount of income and losses of Mission and the Group had the substantive power to direct the activities that most significantly impacted Mission. On this basis, the Group had determined that it was the primary beneficiary of Mission and consolidated it.

The following table presents the total assets and total liabilities (after elimination of intercompany balances) associated with the Partnership’s variable interest in Mission as reported in our consolidated balance sheets as of December 31, 2023.

(in millions)	December 31, 2023
Assets
Cash, cash equivalents and restricted cash	$30.4
Premiums receivable	49.5
Goodwill and other intangible assets, net	1.3
Capitalized technology development costs	25.4
Other assets	0.9

Assets of consolidated VIEs	$107.5

Liabilities
Commissions payable	$4.1
Accounts payable and other liabilities	18.2

Liabilities of consolidated VIEs	$22.3

7. Revenue from contracts with customers

The following table presents our revenues from contracts with third parties by geographical market. All revenue from contracts with customers is generated by our Exchange Services and MGA Operations segments, specifically by owned MGAs that provide insurance products and services to third party insurers that is not subject to elimination in consolidation. The tables below also include the revenues from our legacy business referenced in Note 2.

	Year Ended December 31, 2024
(in millions)	North America	UK and EU	Total
Direct commission income	$41.9	$16.6	$58.5
Loss experience adjustments	—	(9.6)	(9.6)
Other revenue	—	17.8	17.8

Direct commission income	$41.9	$24.8	$66.7

	Year Ended December 31, 2023
(in millions)	North America	UK and EU	Total
Direct commission income	$18.6	$10.8	$29.4
Loss experience adjustments	—	(4.8)	(4.8)
Other revenue	—	13.0	13.0

Direct commission income	$18.6	$19.0	$37.6

	Year Ended December 31, 2022
(in millions)	North America	UK and EU	Total
Direct commission income	$2.0	$13.9	$15.9
Loss experience adjustments	—	5.9	5.9
Other revenue	—	12.7	12.7

Direct commission income	$2.0	$32.5	$34.5

8. Reinsurance

The Group enters into reinsurance agreements to limit its exposure to large losses and to enable it to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, part or all of its exposure to the reinsurer in exchange for all or a portion of the premiums.

The Group uses extensive reinsurance arrangements, including quota share and excess of loss contracts, to manage its exposure under issued insurance contracts. Such reinsurance provides loss coverage subject to certain limits and may include sliding scale ceding commissions, premium caps, loss ratio limits and other features, which align the Group’s interests with those of its reinsurers. We consider these features when evaluating risk transfer and whether such contracts qualify as reinsurance or must be treated as deposits.

The impact of reinsurance on earned premiums and loss and loss adjustment expenses is as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Written premiums:
Direct	$2,640.0	$1,608.3	$1,200.7
Assumed	266.3	89.5	(0.9)
Ceded	(2,651.7)	(1,506.9)	(1,013.8)

Net written premiums	$254.6	$190.9	$186.0

Earned premiums:
Direct	$2,103.7	$1,304.5	$779.5
Assumed	127.9	14.9	(0.9)
Ceded	(2,005.0)	(1,214.3)	(637.4)

Net earned premiums	$226.6	$105.1	$141.2

Loss and LAE:
Direct	$1,136.1	$669.6	$433.9
Assumed	76.0	7.6	(2.1)
Ceded	(1,044.8)	(596.9)	(332.3)

Net loss and LAE	$167.3	$80.3	$99.5

Reinsurance transactions

Loss portfolio transfer: Effective December 2023, certain of the Group’s insurance subsidiaries entered into a loss portfolio transfer reinsurance contract (“LPT”). The reinsurance counterparty reinsures all of the Group’s retained loss reserves (subject to certain minor exclusions) on policies written prior to June 2022, subject to a limit of $152.1 million. The terms of the LPT provide coverage on net loss reserves of $122.9 million as of the reference date in consideration for a premium of $136.5 million. The LPT includes an adjustment feature whereby the Group will receive a return of premium equal to the amount of all aggregate losses below $130.3 million, as determined on December 31, 2029. The provisions of the LPT include limitations on the timing of payments in relation to incurred losses, as well as limits on the extent of losses in relation to total premiums paid, which collectively do not technically qualify as a transfer of significant insurance risk for accounting purposes and therefore requires deposit accounting. At inception, the Group recorded a deposit asset of $130.3 million equal to the $136.5 million premium consideration paid, less the $6.2 million premium to be retained by the reinsurer (irrespective of the experience of the contract) included in “Other assets” within our consolidated balance sheets.

The overall premium is held in a trust account to secure the reinsurance counterparty’s obligations under the LPT. The funds withheld are credited with interest at a fixed annual rate that inures to the benefit of the reinsurer. The corresponding gross liability is reported within Funds held under reinsurance.

For the year ended December 31, 2024, the Group reduced the deposit assets by $47.4 million attributed to actual recoveries. The deposit asset reported as of December 31, 2024, is comprised of expected recoveries of $82.9 million, net of accretion, calculated using the interest method.

Commutation: In December 2023, the Group completed a commutation agreement that amended two whole account quota share reinsurance agreements that covered policies written from July 2020 to June 2022. A gain of $4.8 million was recognized on the commutation agreement, representing the excess of the total consideration of $83.6 million net of total liabilities reassumed of $78.8 million. The gain is included in Losses and loss adjustment expenses within our 2023 consolidated statement of operations.

Endorsements of existing quota share agreements: In November 2023, the Group and certain of its reinsurance counterparties agreed to endorsements of our quota share agreements covering treaty years of 2020 and 2021, which increased the contractual limits placed on their share of written premium and resulted in an increase in ceded written premiums of $27.8 million for the year ended December 31, 2023.

Reinsurance recoverables

Amounts recoverable from reinsurers on paid and unpaid losses and LAE are recognized in a manner consistent with the unpaid losses and LAE associated with the reinsurance and presented as reinsurance recoverables. The balances are as follows:

	December 31,
(in millions)	2024	2023
Reinsurance recoverables on unpaid losses and LAE	1,069.5	605.5
Other reinsurance recoverables:
Reinsurance recoverables on paid losses and LAE	$281.4	$162.9
Deposit assets	82.9	130.3
Commutation consideration receivable	—	81.3

Total other reinsurance recoverables	364.3	374.5

Reinsurance recoverables	$1,433.8	$980.0

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligation assumed under the reinsurance agreements. An allowance is established for amounts deemed uncollectible. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. To further reduce credit exposure to reinsurance recoverables balances, the Group has received letters of credit from certain reinsurers that are not authorized as reinsurers under US state insurance regulations.

Of the total reinsurance recoverables on paid and unpaid losses and LAE outstanding as of December 31, 2024, 59% were with reinsurers with an A.M. Best rating of A- (excellent) or better. The Group requires reinsurance recoverables with reinsurers that are not rated by A.M. Best to be subject to collateral arrangements through a combination of letters of credit, funds withheld arrangements or trust agreements. We consider such collateral arrangements, credit ratings assigned to reinsurers by A.M. Best and other historical default rate information in estimating the credit valuation allowance for reinsurance recoverables.

As of December 31, 2024 and 2023, all reinsurance recoverables with non-rated reinsurers were over collateralized and, accordingly, required no credit valuation allowance. The credit valuation allowance associated with reinsurance recoverables with reinsurers having an A.M. Best rating of A- or better was $0.4 million and $0.3 million as of December 31, 2024 and 2023, respectively.

9. Deferred acquisition costs and deferred ceding commissions

The following table presents the amounts of policy acquisition costs deferred and amortized for insurance business retained by the Group:

	Years Ended December 31,
(in millions)	2024	2023	2022
Balance as of January 1,	$53.0	$26.6	$15.0
Direct commissions and other acquisition costs on retained business	89.5	75.6	46.6
Amortization of deferred acquisition costs	(81.4)	(49.9)	(35.0)
Foreign currency translation	(0.4)	0.7	—

Balance as of December 31,	$60.7	$53.0	$26.6

The following table presents the amounts of ceding commissions deferred and amortized:

	Years Ended December 31,
(in millions)	2024	2023	2022
Balance as of January 1,	$120.4	$84.5	$30.2
Deferral of excess ceding commission income over deferred acquisition costs	318.7	202.7	98.6
Amortization of deferred excess ceding commissions to income	(249.5)	(164.2)	(44.3)
Foreign currency translation	3.4	(2.6)	—

Balance as of December 31,	$193.0	$120.4	$84.5

As disclosed in Note 2, the Group cedes a significant portion of its premiums written to reinsurance companies. The ceding commissions are offset against DAC related to the insurance contracts that are subject to such reinsurance. Any excess ceding commissions over the related DAC are subject to deferral over the insurance premiums earning period.

Certain of the Group’s reinsurance arrangements are subject to sliding scale adjustments pursuant to the agreements with various reinsurers based on the actual loss experience of covered insurance contracts. The contractual ceding commission amounts are expressed as a percentage of the underlying premiums by type of insurance policy. Further, the amount of ceding commissions will vary based on the volume of ceded premium and may be adjusted for changes in the loss ratio. As that loss ratio changes from the original expected contractual amount, the amount of ceding commission inversely changes (such that adverse experience in the subject loss ratio will result in a reduction in ceding commissions and, conversely, any favorable experience in the subject loss ratio will result in an increase in ceding commissions). Such changes in ceding commissions will result in a change to the deferred ceding commission liability to the extent that the underlying premiums are unearned and, conversely, will result in a direct change to income to the extent that the underlying premium has been earned. As such, the sliding scale commissions act as our substantive participation in the underlying loss experience of the underlying insurance contracts.

Ceding commission income recognized for the years ended December 31, 2024, 2023 and 2022 included reductions of $15.5 million, $19.1 million and $29.0 million, respectively, due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts.

10. Income taxes

During 2024, the Partnership and its subsidiaries operated businesses in Bermuda, Belgium, the Cayman Islands, Canada, France, Greece, Italy, Ireland, Malta, Puerto Rico, Spain, Sweden, UK, and US. Under current law of the Cayman Islands and Bermuda, we are not subject to any corporate income taxes.

The Partnership is registered in the Cayman Islands as an exempted limited partnership. Accelerant Holdings is incorporated, and is an exempted company, in the Cayman Islands. The US, UK and EU are the most significant regions contributing to the overall taxation of the Partnership for the years ended December 31, 2024, 2023 and 2022.

The components of income taxes attributable to operations by jurisdiction were as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Income (loss) before income taxes:
US	$71.2	$13.3	$(52.2)
UK and EU	45.9	(17.0)	(20.0)
Other	(85.6)	(40.2)	(12.9)

Income (loss) before income taxes	$31.5	$(43.9)	$(85.1)

Current income tax expense:
US	$36.1	$6.6	$4.7
UK and EU	13.1	13.2	12.4
Other	0.8	0.1	—

Total current income tax expense	50.0	19.9	17.1
Deferred income tax (benefit) expense:
US	$(23.9)	$1.2	$(5.6)
UK and EU	(16.6)	(0.9)	(0.2)
Other	(0.4)	—	—

Total deferred income tax (benefit) expense	(40.9)	0.3	(5.8)

Income tax expense	$9.1	$20.2	$11.3

Our expected income tax expense (benefit) has been computed as the sum of the income (loss) before income taxes in each jurisdiction, multiplied by the jurisdiction’s applicable statutory tax rate. The applicable statutory tax rates by jurisdiction were as follows: Bermuda (0.0%), Belgium (25.0%), the Cayman Islands (0.0%), Canada (26.5%), France (25.0%), Greece (22.0%), Italy (27.9%), Ireland (12.5%), Malta (35.0%), Puerto Rico (4.0%), Spain (25.0%), Sweden (20.6%), UK (25.0%), and US (21.0%).

Our actual income tax expense (benefit) differs from each jurisdiction’s statutory tax rate applied to the applicable income (loss) before income taxes in each jurisdiction due to the tax effects of the following:

	Years Ended December 31,
	2024		2023		2022
(in millions)	Income before income taxes	Income tax expense (benefit)	Loss before income taxes	Income tax expense (benefit)	Loss before income taxes	Income tax expense (benefit)
Income tax expense computed at statutory tax rate applied to the subcomponents of income (loss) by jurisdiction	$31.5	$24.0	$(43.9)	$(0.1)	$(85.1)	$(16.1)
Tax effects of:
Change in valuation allowance		(9.7)		16.4		25.4
Provision to return adjustment		(2.0)		(0.7)		—
Non-deductible expenses		1.9		2.2		1.6
Non-taxable income		(2.6)		(0.8)		(0.3)
US state income taxes		1.5		1.6		0.7
Change in entity tax status		(5.2)		—		(0.2)
Taxable gain on intercompany transfer		1.0		2.3		—
Other		0.2		(0.7)		0.2

Total	$31.5	$9.1	$(43.9)	$20.2	$(85.1)	$11.3

The relationship of our income tax expense to its pre-tax income (loss) can be atypical because our taxable income has predominately been generated in the US, UK and Ireland, resulting in income tax expense in those jurisdictions (entities in such jurisdictions are referred to as “tax-paying entities”). Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other countries with cumulative operating losses, however, in each case a valuation allowance has been recorded against the corresponding deferred tax assets in those jurisdictions (entities in these two types of jurisdictions are referred to as “non-tax paying entities”).

The composition of our effective tax rates among our tax-paying and non-tax paying entities that demonstrates the non-tax paying entities’ effect on the total effective tax rate, were as follows:

	Years Ended December 31,
	2024			2023			2022
(in millions)	Tax- paying entities	Non-tax paying entities	Total	Tax- paying entities	Non-tax paying entities	Total	Tax- paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$142.3	$(110.8)	$31.5	$90.3	$(134.2)	$(43.9)	$47.9	$(133.0)	$(85.1)
Income tax expense	(9.1)	—	(9.1)	(20.2)	—	(20.2)	(11.3)	—	(11.3)
Effective tax rate	6.4%	—	28.9%	22.4%	—	(46.0)%	23.6%	—	(13.3)%

Deferred taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income of the same character, within the carryback and carryforward periods permitted within each tax jurisdiction. In assessing future taxable income, we considered all sources of taxable income available to realize our deferred assets, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carry back years and prudent and feasible tax-planning strategies.

We concluded that a valuation allowance of $45.4 million is required as of December 31, 2024. For territories where no valuation allowance is required as of December 31, 2024, we are of the opinion that it is more-likely-than-not that sufficient taxable income will be earned for which the deferred tax assets can be utilized.

During the third quarter of 2024, a tax benefit of $14.6 million was recorded to reflect the adjustment of certain valuation allowances in the UK related to the integration of the UK Branch of Accelerant Insurance Europe Limited, which is domiciled in Belgium, within our UK tax group, as well as underlying improvement in the UK Branch’s operations. The UK Branch had previously been reported as a component of our overall Belgian operations, which record full valuation allowances due to recurring operating losses attributable to its underwriting operations. As noted in the rate reconciliation above, this benefit was offset by $4.9 million of additional valuation allowances, resulting in a net $9.7 million tax benefit recorded during 2024. The additional valuation allowances were primarily related to operating losses and net deferred tax assets in jurisdictions that we are unable to recognize benefits from due to a history of recurring losses.

If changes occur in the assumptions underlying our tax planning strategies or in the scheduling of the reversal of our deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The net deferred tax asset comprises the tax effects of temporary differences related to the following:

	December 31,
(in millions)	2024	2023
Deferred tax assets:
Net operating loss	$32.9	$29.8
Deferred ceding commission	49.2	21.7
Unearned premiums	2.6	2.5
Accrued compensation	2.0	1.3
Intangible assets	4.4	0.4
Outside basis difference in partnership investments	7.4	—
Other	4.3	3.5

Deferred tax assets before valuation allowance	102.8	59.2
Valuation allowance	(45.4)	(46.5)

Deferred tax assets net of valuation allowance	57.4	12.7

Deferred tax liabilities:
Deferred acquisition costs	(7.2)	—
Other	—	(2.3)

Total deferred tax liabilities	(7.2)	$(2.3)

Net deferred tax assets	$50.2	$10.4

The amount and timing of realizing the benefits of our net operating loss carryforwards depend on future taxable income and limitations imposed by tax laws. As of December 31, 2024, our net operating loss carryforwards were as follows:

(in millions)	December 31, 2024	Deferred tax assets on net operating loss
Net operating loss carryforwards by jurisdiction:
Belgium (1)	$107.8	$27.0
US	9.2	1.9
Malta (1)	4.2	1.5
UK	7.7	1.9
All other	2.4	0.6

Total deferred tax asset on net operating losses		$32.9

(1)	Jurisdictions where the net operating loss has a full valuation allowance.

We did not incur any interest and penalties related to uncertain tax positions for the years ended December 31, 2024, 2023 and 2022. We did not have any accruals for uncertain tax positions nor any unrecognized uncertain tax benefits as of December 31, 2024.

The Partnership and its subsidiaries file income tax returns in their respective jurisdictions. We are not currently under audit for income taxes in any jurisdiction. The statute of limitations remains open in various jurisdictions from 2019 and forward.

For the year ended December 31, 2024, we consider our earnings within each jurisdiction to be indefinitely reinvested, and as such, no deferred taxes are required on the undistributed earnings of subsidiaries subject to tax. Should the subsidiaries distribute current or accumulated earnings and profits in the form of dividends or otherwise, we may be subject to withholding taxes in certain jurisdictions. The cumulative amount that would be subject to withholding tax, if distributed, is not practicable to compute.

Under the Organization for Economic Co-operation and Development (OECD) / G20 Inclusive Framework, 140 countries agreed to enact a two-pillar solution to address the digitalization of the economy. The OECD’s Pillar Two Model Rules introduce global changes to the international tax framework. Large multinational businesses with greater than €750 million total revenue are required to pay a minimum effective tax rate under Pillar Two of 15% on income arising in each jurisdiction where they operate. The proposed rules took effect for tax years beginning on January 1, 2024 in many jurisdictions. We are subject to these rules given our gross earned premiums are more than €750 million and the minimum tax is treated as a period cost. The Pillar Two minimum tax expense for the current year ended December 31, 2024 was $0.7 million.

11. Goodwill, other intangible assets and capitalized technology development costs

Goodwill

We have assigned goodwill to our reporting units for impairment testing purposes. As of December 31, 2024, we have two reporting units with goodwill - Owned Members within the MGA Operations segment and Underwriting (whereby the operating unit for impairment testing was at the operating segment level).

A roll forward of goodwill by reportable segment as of and for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in millions)	Underwriting	MGA Operations	Total
Balance as of January 1, 2022	$1.4	$11.2	$12.6
Acquisition of business (1)	—	8.7	8.7
Measurement period adjustments	(0.9)	—	(0.9)
Foreign currency translation	(0.2)	(1.9)	(2.1)

Balance as of December 31, 2022	$0.3	$18.0	$18.3
Acquisition of business (1)	1.2	0.8	2.0
Foreign currency translation	—	0.4	0.4

Balance as of December 31, 2023	$1.5	$19.2	$20.7
Acquisition of business (1)	—	10.8	10.8
Foreign currency translation	(0.1)	(0.5)	(0.6)

Balance as of December 31, 2024	$1.4	$29.5	$30.9

(1)	Refer to Note 17 for additional information pertaining to business combinations and related goodwill determination.

We performed a qualitative assessment of its goodwill for impairment as of the years ended December 31, 2024, 2023 and 2022 and in each case we determined that it was more likely than not that the estimated fair value of the reporting units with goodwill exceed their respective carrying values.

Other intangible assets

Our other intangible assets, acquired in connection with its business combination activities, accumulated amortization and their carrying amounts were as follows:

	December 31, 2024
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$29.6	$(8.9)	$20.7
Licenses and other	13.0	(0.6)	12.4

Total	$42.6	$(9.5)	$33.1

	December 31, 2023
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$24.9	$(6.4)	$18.5
Licenses and other	12.7	(0.4)	12.3

Total	$37.6	$(6.8)	$30.8

Included in the gross carrying amounts of Licenses and other was $11.0 million of indefinite-lived licenses as of December 31, 2024 and 2023. We performed a qualitative assessment for impairment and the useful lives of its indefinite and finite lived intangible assets, as applicable, and we determined there were no impairments or need to change the useful lives of the finite lived intangibles assets as of December 31, 2024 and 2023.

Capitalized technology development costs

Our capitalized technology development costs, accumulated amortization and their carrying amounts are as follows:

	December 31, 2024
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized technology development costs	$117.1	$(33.5)	$83.6

	December 31, 2023
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
Capitalized technology development costs	$84.1	$(15.0)	$69.1

There was no change in estimated useful lives of other intangible assets and capitalized technology development costs for the years ended December 31, 2024, 2023 and 2022. The weighted-average remaining useful life is 7.4 years for customer relationships and 3.7 years for capitalized technology development costs. For the year ended December 31, 2024, we recorded an impairment of $3.5 million of capitalized technology development costs, which is included in the “Depreciation and amortization” in our consolidated statements of operations. There was no impairment of other intangible assets and capitalized technology development costs for the year ended December 31, 2023. Depreciation and amortization presented in our consolidated statements of operations were $26.6 million, $14.5 million and $5.8 million for the years ended December 31, 2024, 2023 and 2022, respectively, the majority of which represents amortization expenses of other intangible assets and capitalized technology development costs.

As of December 31, 2024, estimated amortization expenses of other intangible assets and capitalized technology development costs to be recognized by the Partnership over the next five years are as follows:

Estimated amortization expenses
Years Ended December 31,	(in millions)
2025	$26.8
2026	27.0
2027	25.1
2028	13.6
2029	6.4

12. Other assets

Other assets consisted of the following:

	December 31,
(in millions)	2024	2023
Prefunded claim settlement accounts (1)	$58.6	$66.0
Net deferred tax assets (refer to Note 10) (2)	51.6	10.4
Commission income receivable	28.3	17.4
Funds withheld by reinsurers	18.2	20.0
Deferred offering costs (3)	16.0	12.4
Prepaid expenses	11.8	4.2
Prepaid retrocession premium (refer to Note 8)	5.3	6.2
Other	29.3	17.5

Total	$219.1	$154.1

(1)	This balance represents amounts paid to third party administrators in advance of the notification of specific claims to enable the future settlement of such claims on an efficient and timely basis.
(2)

Total net deferred tax assets presented in Note 10 are $50.2 million. However, net deferred tax assets may not be offset with net deferred tax liabilities from different tax jurisdictions. As of December 31, 2024, one of our tax jurisdictions had $1.4 million of net deferred tax liabilities, which is included in “Accounts payable and other liabilities” in our consolidated balance sheets. All other jurisdictions had aggregate net deferred tax assets of $51.6 million.

(3)

As of the date of completion of these financial statements, the Group is preparing for its planned initial public offering. In the event that the Group postpones the planned offering of securities to which these deferred costs relate and such postponement is determined to be other than short-term, the deferred offering costs will be charged to expense in the period that determination is reached.

13. Unpaid losses and loss adjustment expenses

Activity in unpaid losses and loss adjustment expenses (“LAE”) reserve is summarized as follows:

	Years Ended December 31,
(in millions)	2024	2023	2022
Gross reserve for unpaid losses and LAE, beginning of year	$772.5	$415.4	$182.0
Less: Reinsurance recoverables, beginning of year	605.5	333.4	144.3

Net reserve for unpaid losses and LAE, beginning of year	167.0	82.0	37.7
Acquired reserves from business combinations	—	6.1	—
Reserves reassumed under commutation agreement (1)	—	74.7	—
Incurred losses and LAE related to:
Current accident year	152.2	75.4	94.7
Prior accident years	15.1	4.9	4.8

Total incurred losses and LAE	167.3	80.3	99.5
Paid losses and LAE:
Current accident year	(28.8)	(32.2)	(32.7)
Prior accident years	(76.8)	(49.0)	(20.6)

Total paid losses and LAE	(105.6)	(81.2)	(53.3)
Foreign exchange adjustments	(3.8)	5.1	(1.9)

Net reserve for unpaid losses and LAE, end of year	224.9	167.0	82.0
Reinsurance recoverables on unpaid losses and LAE, end of year	1,069.5	605.5	333.4

Gross reserve for unpaid losses and LAE, end of year	$1,294.4	$772.5	$415.4

(1)	Amount is presented net of a $4.1 million settlement of net receivables from the counterparty upon commutation.

Reserves for losses and LAE represent our estimated indemnity cost and related adjustment expenses necessary to administer and settle claims. Our estimates are based upon individual case estimates for reported claims set by our claims specialists, adjusted with actuarial estimates for any further expected development on reported claims and for losses that have been incurred, but not yet reported.

The increase in incurred losses and LAE (“adverse development”) attributable to prior accident years of $15.1 million for the year ended December 31, 2024 primarily related to the EU and UK general liability and property portfolio for Members that we have either discontinued or subject to significant responsive underwriting actions.

Adverse development attributable to prior accident years of $4.9 million for the year ended December 31, 2023 was primarily driven by $2.8 million of adverse development on certain UK legacy discontinued business, including from a previous acquisition, in addition to $2.1 million related to US commercial auto reserves.

Adverse development attributable to prior accident years of $4.8 million incurred during the year ended December 31, 2022 primarily related to adverse development associated with one large MGA with UK commercial property and liability exposures. Such losses do not include the impacts of negative sliding scale commission adjustments resulting from increased loss estimates that we recognize as a component of ceding commission income. For further information, refer to Note 9.

Lines of business

Due to the nature of business written and the distribution channels used by the Group, (i.e., specialist and tailor-made products sold via MGAs), we perform day-to-day monitoring and oversight of the performance at the individual MGA level, with splits into lines of business or products where appropriate. This granular and detailed analysis and monitoring is designed to provide appropriate oversight over the delegated business and timely detection of any trends. The Group analyzes the performance within three main lines of business, namely Property, Liability and Other.

Property losses are generally reported, settled and paid within a short period of time from the date of loss. However, property can be impacted by catastrophe losses which can be more complex than non-catastrophe property claims due to factors such as difficulty accessing impacted areas and other physical, legal and regulatory impediments, potentially extending the period it takes to settle and pay claims.

Our Liability insurance products generally cover exposures where most claims are reported without a significant time lag. However, since facts and information are frequently not complete at the time claims are reported to us, and because protracted litigation is sometimes involved, it can be several years before the ultimate value of these claims is determined.

Our Other category primarily encompasses motor, marine and surety business. We perform this aggregation solely for reporting purposes considering the materiality of these sub-segments.

Foreign currency

We translate the loss development for operations outside of the US for all accident years using the constant currency exchange rates as of December 31, 2024. Although this approach requires adjusting all prior accident year information for use in the tables, the changes in exchange rates do not impact incurred and paid loss development trends.

The following is information about incurred and paid losses development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities included within the net incurred loss amounts.

Incurred loss and allocated loss adjustment expense (“ALAE”), net of reinsurance

The following tables represent our incurred loss and ALAE, net of reinsurance, less cumulative paid claims and ALAE by business line as of December 31, 2024, net of reinsurance, as well as cumulative claims frequency and the total IBNR liabilities plus expected development on reported claims included within the net incurred claims amount. We have adjusted these tables for accident years 2019 through 2022 to present the retrospective effects of the commutation reinsurance transaction described in Note 8.

Property

(in millions, except for number of claims)

	Incurred claims and claims adjustment expenses, net of reinsurance						December 31, 2024
	Years Ended December 31,						IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$1.1	$1.3	$1.3	$1.2	$1.4	$1.4	$—	3,529
2020		17.7	19.0	17.5	23.2	22.7	—	12,319
2021			10.9	14.6	23.7	23.4	—	12,906
2022				59.0	77.8	85.6	0.1	17,776
2023					45.7	41.3	1.3	16,572
2024						71.1	34.8	15,662

Total						$245.5

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$—	$0.3	$0.3	$0.5	$0.8	$1.4
2020		1.7	11.7	15.4	18.8	22.5
2021			1.7	13.3	17.6	22.9
2022				28.3	47.9	83.0
2023					29.2	36.8
2024						17.6

Total						$184.2

Unpaid losses and ALAE, net of reinsurance						$61.3

Liability

(in millions, except for number of claims)

	Incurred claims and claims adjustment expenses, net of reinsurance						December 31, 2024
	Years Ended December 31,						IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$0.4	$0.4	$0.4	$0.4	$1.3	$1.5	$—	2,001
2020		6.4	7.3	7.1	9.8	12.7	0.6	2,522
2021			9.5	10.8	15.5	19.4	2.0	5,061
2022				29.8	46.5	51.2	12.7	8,142
2023					25.0	22.4	9.4	9,339
2024						47.2	28.8	8,913

Total						$154.4

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2019	$—	$0.1	$0.1	$0.2	$1.2	$1.2
2020		0.5	4.2	5.4	7.4	7.6
2021			0.6	1.9	4.0	5.4
2022				2.6	10.7	11.3
2023					1.7	3.4
2024						4.0

Total						$32.9

Unpaid losses and ALAE, net of reinsurance						$121.5

Other

(in millions, except for number of claims)

	Incurred claims and claims adjustment expenses, net of reinsurance					December 31, 2024
	Years Ended December 31,					IBNR plus expected development on reported claims	Cumulative number of reported claims
Accident year	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2020	$0.2	$0.2	$0.2	$0.9	$0.8	$—	4,306
2021		7.0	9.4	18.3	18.5	1.3	9,276
2022			5.8	21.9	21.0	2.2	20,383
2023				9.2	9.9	2.8	30,937
2024					31.9	16.4	33,774

Total					$82.1

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
(in millions)	Years Ended December 31,
Accident year	2020 (unaudited)	2021 (unaudited)	2022 (unaudited)	2023 (unaudited)	2024
2020	$—	$0.1	$0.1	$0.4	$0.8
2021		2.9	5.6	11.1	15.7
2022			2.1	4.3	16.4
				1.4	4.9
					7.1

Total					$44.9

Unpaid losses and ALAE, net of reinsurance					$37.2

The reconciliation of our net incurred and paid development tables to the liability for unpaid losses and LAE in our consolidated balance sheets is as follows:

(in millions)	December 31, 2024
Net outstanding liabilities
Property	$61.3
Liability	121.5
Other	37.2

Liabilities for unpaid losses and ALAE, net of reinsurance	220.0
Reinsurance recoverables on unpaid claims
Property	295.2
Liability	592.9
Other	181.4

Total reinsurance recoverables on unpaid losses and LAE	1,069.5
Unallocated LAE
Current accident year	1.9
Prior accident years	3.0

Total unallocated LAE	4.9

Total unpaid losses and LAE	$1,294.4

Claims duration

The following table presents the historical average annual percentage payout, net of reinsurance on an accident year basis at the same level of disaggregation as presented in the claims development tables above. Given we established operations in 2019, the typical full payout pattern to 100% is not yet available.

	Average annual percentage payout of incurred losses and ALAE, net of reinsurance as of December 31, 2024 (unaudited) (1)
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Property	15%	20%	12%	12%	10%	30%
Liability	6%	17%	7%	12%	45%	3%
Other	8%	10%	18%	21%	24%	—

(1)

Average annual percentage payout is calculated using a paid loss and ALAE development pattern based on an actuarial analysis of the paid loss and ALAE movements by accident year for each disaggregation category. Our average annual percentage payouts shown have been scaled to align with historical expected total payment development after 6 years.

14. Debt

The Group had the following senior unsecured debt outstanding as of December 31, 2024 and 2023:

	December 31,
(in millions)	2024	2023
Senior unsecured debt	$125.0	$123.3
Less: unamortized debt issuance costs	(3.6)	(3.0)

Senior unsecured debt	$121.4	$120.3

The following table presents estimated future repayments of long-term debt as of December 31, 2024, excluding the debt issuance costs which will be amortized over the remaining term:

	For the Years Ended
(in millions)	Total	2025	2026	2027	2028	2029
Senior unsecured debt	$125.0	$0.8	$3.1	$5.9	$5.7	$109.5

During the third quarter of 2024, the Group amended its syndicated loan agreement related to its senior unsecured debt facility including Euro and US dollar denominated components with an original May 2026 maturity date (the “senior notes”).

Under the terms of the amended credit agreement, the Group refinanced the syndicated loan facility by extending the maturity date of the senior notes to September 2029 and borrowing $51.5 million to repay the Euro component, such that the aggregate outstanding principal balance of the senior notes remained $125 million under a new single US dollar denominated facility. In addition, the credit agreement was amended to add a $50 million revolving credit facility (all of which was unutilized and available as of December 31, 2024).

The senior notes are senior unsecured obligations and include a delayed draw term loan (“DDTL”) feature that allows the Group to withdraw predefined amounts of the approved total US Dollar aggregate principal amount. Incremental facilities up to an additional $75 million are available to draw upon request, subject to the agreement of the lenders.

Partial quarterly repayments of the aggregate principal amount are required until the maturity date. Interest payments on the senior notes are due at the end of each period, being a certain month or quarter during which the applicable interest rate has been reset. The interest rate is subject to a sliding scale based on the Group’s consolidated senior debt to capitalization ratio and varies between a 3.4% and 4.0% spread in addition to the Secured Overnight Financing Rate (“SOFR”). Interest is calculated based on a 360-day year of twelve 30-day months. Interest expense for the years ended December 31, 2024, 2023 and 2022 was $12.1 million, $10.9 million and $4.2 million, respectively.

Subject to conditions of optional prepayment, the Group may voluntarily prepay the senior notes at any time and from time to time, prior to the maturity date without penalty. Any prepayment, in whole or in part, shall include any accrued and unpaid interest thereon to, but excluding, the prepayment date. Any amounts prepaid may not be reborrowed.

The senior notes contain certain restrictive and maintenance covenants customary for facilities of this type, including restrictions on minimum consolidated net worth, maximum leverage levels and a minimum interest coverage ratio. As of December 31, 2024, the Group was in compliance with all such covenants.

15. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

	December 31,
(in millions)	2024	2023
Premium tax payables	$53.7	$36.0
Deposit liabilities (1)	43.9	—
Commission refund liabilities	38.8	29.8
Trade payables	13.8	9.6
Accrued expenses and other	48.6	56.6

Total	$198.8	$132.0

(1)

During the third quarter of 2024, the Group assumed loss and loss adjustment expense reserves in a novation transaction with an unaffiliated insurer who additionally provided coverage for adverse development on the novated loss reserves. We accounted for the arrangement using deposit accounting because the contract did not transfer significant insurance risk.

16. Equity

Partnership equity and interests structure

Financial interests (investments) in the Partnership are held by the Limited Partners through different classes of partnership interests (referenced as ordinary shares herein) with a par value issued to the security holder at the time of the capital contribution (or grant date in the case of incentive awards). Each class of shares conveys specific rights to the security holder aligned to the holders’ relationship to the Partnership. Limited Partners are comprised of Altamont Capital Partners, various co-investors and managers (employees) of the Partnership group.

•

Class A shares (A1 and A2) were issued for consideration equal to capital contributions made and are held by the initial Limited Partner (Class A1 shares) (initial and subsequent issuances) and the co-investors (Class A2 shares)

•	Class D shares were issued for specific capital raises to support the Partnership’s and its subsidiary companies’ periodic capital needs.

The sole General Partner (Accelerant Holdings GP) holds a voting interest only and does not hold any ordinary shares.

AHLP has also issued various profit interests awards from 2019 to 2022, consisting of Class A3, Class B and Class C1, C2, C3 and C4 awards to certain officers and employees within the consolidated group of companies in the form of partnership shares and incentive units. Such awards are not considered equity of the Partnership.

Distributions

AHLP may make discretionary interim distributions of income or final liquidation distributions of equity of the Partnership to the Limited Partners or the holders of the profit interests awards in accordance with a defined payment structure. Specifically, the distributions may occur whereby each security holder receives a pro rata portion of their respective share class pool to the extent the applicable share class payment threshold has been met. There were no distributions paid during the years ended December 31, 2024, 2023 and 2022.

Partners’ redeemable preference shares

Class D: The Partnership has issued and outstanding 100 Class D limited partnership interests at December 31, 2024 and 2023 with a value of $301,248 per limited partnership interest. The Class D limited partnership interests are classified as preference shares due to the rights attaching to them in liquidation and distributions where they are preferred over other limited partnership interests. The Class D interests received a fixed distribution at an annual rate of 14% from their original issuance date through May 2022, and 13% thereafter, compounding quarterly, which interest rates correspond to the liquidation preference. Any unpaid distributions accrue until redemption, which may be triggered in the discretion of the holder of the Class D interests upon the repayment, or default, of the debt that was used to fund the purchase of the Class D limited partnership interests. The underlying debt has a maturity date in May 2027. Accrual of the liquidation preference of the Class D interests will continue for the same period that such debt is outstanding. The consolidated financial statements reflect the ongoing adjustment of the Class D limited partnership interests in order to reflect the liquidation preference (maximum redemption value) as of each reporting date, with a corresponding offset to the Partnership’s accumulated deficit.

Partners’ common shares

Class A1: There are 8,491,134,079 Class A1 common shares issued and outstanding at December 31, 2024 and 2023 with a par value of $0.01 per share.

Class A2: There are 693,970,910 Class A2 common shares issued and outstanding at December 31, 2024 and 2023 with a par value of $0.02 per share.

The common shares are all held by limited partners as either the primary or co-investors and confer upon its holders the right to participate and vote in accordance with the limited partnership agreement and the right to participate in a share of any distributions (as described above) or dividends.

Non-controlling interests

Convertible preference shares of consolidated subsidiary

Class C preference share issuance in 2024: In 2024, Accelerant Holdings issued 53,308 Class C convertible preference shares to third-party investors for $100.5 million of gross proceeds, 10,874 Class C convertible preference shares to Altamont Capital Partners for $20.5 million of gross proceeds and 2,229 Class C convertible preference shares to certain executives of the Partnership’s subsidiary companies for $4.2 million gross proceeds. There was a total of 66,411 Class C preference shares issued and total net proceeds of $114.5 million, after giving effect to $10.7 million in issuance costs.

Class A preference share and Class B preference share issuance in 2024: As referenced in Note 6, there were 875 Class A preference shares and 525 Class B preference in connection with Accelerant Holdings’ acquisition of the equity interests in Mission.

Class B preference share issuance in 2023: In February 2023, Accelerant Holdings issued 681 Class B convertible preference shares to third-party investors for $0.7 million gross proceeds and 223 Class B convertible preference shares to certain executives of the Partnership’s subsidiary companies for $0.2 million gross proceeds. The total capital raised in 2023 was $0.7 million, net of $0.2 million in issuance costs.

Class B preference share issuance in 2022: In 2022, Accelerant Holdings issued 89,155 Class B convertible preference shares to third-party investors for $90.0 million of gross proceeds as well as 59,648 Class B convertible preference shares to Altamont Capital Partners for $60.2 million of gross proceeds.

Class A preference share issuance in 2022: In 2022, Accelerant Holdings issued 36,000 Class A convertible preference shares to third-party investors for $36.0 million in gross proceeds as well as 27,500 Class A convertible preference shares to Altamont Capital Partners for $27.5 million in gross proceeds. Accelerant Holdings also issued 2,500 Class A convertible preference shares to a related party in settlement of an outstanding loan balance of $2.5 million. In addition, in 2022, 866 Class A convertible preference shares were issued to certain executives of the Partnership’s subsidiary companies for $0.9 million gross proceeds.

The total capital raised in 2022 was $207.3 million, net of $9.8 million in issuance costs. Total cash proceeds from the 2022 offerings were $204.8 million (representing the $207.3 million total capital less the $2.5 million non-cash settlement of the outstanding loan balance).

The Class A and Class B preference shares are convertible to common shares upon an initial public offering of Accelerant Holdings, as well as in the case of other defined liquidation events. In the case of such an initial public offering or a liquidation event, all other equity holders of Accelerant Holdings will also participate and receive the same form of consideration. The Class A and Class B preference shares are subject to an accreted liquidation preference of 8% and 16%, respectively. The holders of the Class A and Class B preference shares may withhold consent to an initial public offering or liquidation event if the value of the Class A and Class B preference shares have not appreciated to the sum of the initial investment and the accreted liquidation preference. In such circumstance, Accelerant Holdings may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

The Class C preference shares are convertible to common shares subject to the occurrence of an initial public offering or other defined liquidation event. The Class C preference shares also include a redemption feature, which may be exercised at the holders’ option, as well as contingently issuable detachable warrants to acquire additional common shares if the initial public offering or liquidation event does not occur within two years following the Class C preference shares date of issuance (the “Class C Issuance Date”). If an initial public offering or liquidation event occurs within two years following the Class C Issuance Date, the warrants will not be issued. However, if an initial public offering or liquidation event does not occur by the second anniversary of the Class C Issuance Date, holders of such shares will receive 58,331 detachable warrants (42,902 warrants with an exercise price approximating 75% of the independently determined fair value of Accelerant Holdings as of the Class C Issuance Date (such reference valuation, the “Issuance Date Valuation”) plus 15,429 warrants with an exercise price approximating 150% of the Issuance Date Valuation.

If a holder of Class C preference shares elects to convert Class C preference shares to common shares, the holder will receive Class A or Class B common shares, as applicable, equivalent to the same number of the Class C preference shares subject to conversion. If a holder of the Class C preference shares elects, prior to the first anniversary of the Class C Issuance Date, to redeem such holder’s shares for cash, the holder will receive 1.4 times such holder’s initial investment; and if such an election is made following the first anniversary of the Class C Issuance Date, but prior to the second anniversary thereof, the holder will receive 1.5 times such holder’s initial investment. After the second anniversary of the Class C Issuance Date, the value of the redemption right will change in accordance with the accreted liquidation preference rates as defined in the following paragraph.

The Class C convertible preference shares are subject to an accumulating annual accreted liquidation preference equal to the greater of 12.5% or SOFR plus 750 basis points (subject to adjustment over time and never to exceed

17.0%). The holders of the Class C preference shares may withhold consent to an initial public offering or liquidation event if the value of the Class C preference shares has not appreciated to equal the sum of the initial investment plus the aggregate accreted liquidation preference. In such circumstance, Accelerant Holdings may elect to pay dividends to reduce the value of the accreted liquidation preference to the value of the initial public offering or liquidation event, as the case may be.

Other interests

For the years ended December 31, 2024, 2023 and 2022, other non-controlling interests consist of the non-controlling interest in other companies with a total attributed net loss to such non-controlling interests of $4.3 million, $15.3 million and $3.9 million, respectively.

17. Business acquisitions

During the years ended December 31, 2024, 2023 and 2022, the Group made several acquisitions that were individually not material. The purchase consideration was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired less liabilities assumed at the date of the acquisition. Our purchase price allocation related to the 2024 acquisitions is provisional and could change in subsequent periods to reflect new information obtained about the facts and circumstances that existed as of the acquisition date, which if known, would have affected the measurement of the amounts recognized as of the acquisition date. The Group may recognize measurement period adjustments to the provisional amounts in future periods, but no later than one year from the closing date (referred to as the “measurement period”). The Group recorded goodwill from these acquisitions, primarily attributable to expected growth and profitability, none of which is expected to be deductible for income tax purposes.

Our consolidated financial statements include the results of the acquisitions after their respective closing dates. Revenue, net income, as well as pro forma information is not presented as such results of operations would not be materially different to the actual results of operations of AHLP. The acquisition-related costs incurred for the acquisitions which occurred during the years ended December 31, 2024, 2023 and 2022 were $0.3 million, $1.2 million and $0.7 million, respectively.

2024 Activity:

The following represents a summary of the acquisitions that occurred during 2024:

•

In May 2024, the Group closed on its acquisition of each of Mission US and Mission EU which the Group initiated by exercising its options. Mission was previously a consolidated VIE given financial support and variable interest considerations. Because Mission was previously consolidated within the Group’s financial statements, the exercise of the call option was accounted for as an equity transaction. Upon completion of the acquisition, Mission became a VOE and a wholly-owned subsidiary of the Group. For further information on the Mission acquisition, refer to Note 6.

•

In November 2024, the Group’s subsidiary Ayax Acquisition Co. Ltd acquired an additional 32% of the outstanding share capital of Ayax Specialty, S.L (“Ayax”), a Spanish MGA specializing in the insurance of surety risks, in exchange for $17.5 million of total consideration (consisting of cash of $5.6 million, the Group’s existing equity interest of $3.3 million and the non-controlling interests of $8.6 million). The additional 32% interest increased the Group’s ownership in Ayax from 19% to 51%. Previously, the investment in Ayax was accounted for as an equity method investment. Following the completion of the step acquisition, in which the Group gained majority ownership and control of Ayax, it was consolidated. The Group’s previously held equity interest was remeasured to fair value at the step acquisition date. Accordingly, we recorded a revaluation gain of $2.4 million within “Net realized gains (losses) on investments” in our consolidated statements of operations.

The following table provides our preliminary purchase accounting financial information for the Ayax acquisition:

(in millions)	2024
Assets acquired:
Cash and cash equivalents	$5.1
Other identifiable intangible assets	5.3
Premiums receivable	1.1
Other assets	0.5

Total assets acquired	12.0
Liabilities assumed:
Insurance balances payable	3.0
Accounts payable and other liabilities	2.3

Total liabilities assumed	5.3

Total identifiable net assets acquired (1)	6.7

Goodwill	10.8

Total acquisition consideration	$17.5

(1)	Total net cash paid for the interest in Ayax was $0.5 million, net of cash acquired (consisting of the $5.6 million payment net of the $5.1 million cash acquired).

2023 Activity:

The following represents a summary of the acquisitions that occurred during 2023:

•

Capital Markets Underwriting Limited (“CMU”): In June 2023, the Group’s consolidated subsidiary Nationwide Broker Services Limited acquired a 70% ownership stake in CMU for consideration of $0.9 million. CMU is a UK-based MGA and cover holder at Lloyd’s (representing a company authorized to enter into insurance contracts on behalf of a Lloyd’s syndicate in accordance with the terms of a binding authority contract).

•

Omega Insurance Holdings, Inc (“Omega”): In October 2023, the Group’s consolidated subsidiary Omega Acquisition Co Ltd. purchased all the common shares of Omega Insurance Holdings Inc. (subsequently renamed Accelerant Canada Holdings, Inc.) for consideration of $9.5 million. Accelerant Canada Holdings, Inc. owns all the common shares of Omega General Insurance Company (subsequently renamed Accelerant Insurance Company of Canada) and Focus Group Inc (subsequently renamed Accelerant Canada Services). Our acquisition of Omega will support Accelerant’s continued international expansion, specifically into the Canadian market.

•

American Eagle Underwriting Managers, LLC (“American Eagle”): In November 2023, the Group’s consolidated subsidiary, Mission UH Holdings LLC acquired all the ownership interests of American Eagle for consideration of $2.4 million. American Eagle is a US-based MGA and cover holder at Lloyd’s.

The following table provides certain financial information for these acquisitions:

(in millions)	2023
Assets acquired:
Cash and cash equivalents	$15.2
Investments	6.8
Premiums receivable	12.1
Ceded unearned premiums	12.2
Reinsurance recoverables (1)	11.4
Other identifiable intangible assets	1.6
Other assets	1.0

Total assets acquired	60.3
Liabilities assumed:
Unpaid losses and loss adjustment expenses	16.8
Unearned premiums	13.2
Insurance balances payable	13.5
Accounts payable and other liabilities	6.0

Total liabilities assumed	49.5

Total identifiable net assets acquired (2)	10.8
Goodwill	2.0

Total acquisition consideration	$12.8

(1)	Reinsurance recoverables acquired include $10.7 million of reinsurance recoverables on unpaid losses and LAE and $0.7 million of reinsurance recoverables on paid losses and LAE.
(2)

The acquisitions of the entities resulted in net cash and cash equivalents received of $2.8 million, representing the $12.4 million cash payment for the acquisition compared to net of cash and cash equivalents acquired of $15.2 million. Total acquisition consideration consisted of the cash payment and $0.4 million of non-controlling interests.

2022 Activity:

The following summarizes the acquisitions that occurred during 2022:

•

In January 2022, the Group acquired 77.6% of the share capital of United Brokers International Limited (“UBI”) for consideration of $10.3 million. The consideration transferred consisted of $4.4 million of cash, $4.6 million of deferred consideration and $1.3 million of non-controlling interest. UBI is a UK and Ireland based MGA that specializes in the insurance of construction risks in France.

•

In March 2022, the Group acquired 78.1% of the share capital of Servicios Profesionales de Suscripcion de Riesgos Iberia S.L. (“SSR Iberia”) for consideration of $4.7 million. The consideration transferred consisted of $3.7 million of cash and $1.0 million of non-controlling interest. SSR Iberia is a Spain based MGA that specializes in the insurance of construction and real estate development risks.

The following table provides certain financial information for these acquisitions:

(in millions)	2022
Assets acquired:
Cash and cash equivalents	$6.4
Other identifiable intangible assets	4.9
Other assets	0.5

Total assets acquired	11.8
Liabilities assumed:
Commissions payable	0.3
Accounts payable and other liabilities	5.2

Total liabilities assumed	5.5

Total identifiable net assets acquired (1)	6.3
Goodwill	8.7

Total acquisition consideration	$15.0

(1)

Total cash paid for acquisitions, net of cash acquired, was $1.7 million representing the $8.1 million cash payment for the acquisition compared to cash and cash equivalents acquired of $6.4 million. Total acquisition consideration consisted of the cash payment, $4.6 million of deferred consideration and $2.3 million of non-controlling interests.

18. Related party transactions

We have loans receivable from certain of the directors of the Partnership. At December 31, 2024 and 2023 the value of the loans receivable were $3.7 million and $2.8 million, respectively. Interest will accrue on the outstanding principal balance at a floating per annum rate equal to the greater of (i) the Prime Rate minus one percent (1.0%) and (ii) two and one quarter of one percent (2.25%). Interest will be due and payable on the repayment date. There is no fixed repayment date.

19. Commitments and contingencies

Litigation

We are occasionally a party to routine contractual disputes impacting receivables, claims (re)insurance contracts or litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition, or results of operations.

Contingencies arise in the normal conduct of our operations and are not expected to have a material effect on our financial condition or results of operations. However, adverse outcomes are possible and could negatively affect our financial condition and results of operations.

Unfunded investment commitments

As of December 31, 2024, we had unfunded commitments of $2.2  million in respect of our limited partnership investments. Refer to Note 4 for additional information.

20. Employee benefits and profit interests plans

Employee benefit plans

The Group operates a defined contribution post-employment plan. A defined contribution plan is a benefit plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the entity, typically taking the form of a fund, does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

We pay contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. The contributions are recognized as employee benefit expenses when they are due. Expenses related to the plans were $4.6 million, $2.8 million and $1.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are included in the “General and administrative expenses” within our consolidated statements of operations.

Cash bonus plan

The Group has a deferred compensation plan that entitles every employee, subject to certain qualifying criteria, to a cash bonus equal to a multiple of such employee’s salary less applicable taxes upon the occurrence of a qualifying liquidity event. The amount of the cash bonus for an eligible employee will be dependent upon the valuation of the Group if the qualifying liquidity event occurs and is subject to adjustment if an employee’s length of service is less than two years. All payments will be determined at the discretion of the Group Board of Directors. Any future liability recognized for this plan will be recognized at fair value at the date of initial recognition and then subsequently updated at each reporting period. Such amount will be material to our operating results in any future period.

There was no compensation cost for the cash bonus plan recognized by the Group during the years ended December 31, 2024, 2023 and 2022 as the cash bonus payments were not probable.

Profit interests awards

AHLP and Mission have issued profits interest awards to certain officers and employees within our consolidated group of companies in the form of partnership shares and incentive units. As referenced in Note 16, the Partnership’s profits interest awards consist of Class A3, Class B and Class C1, C2, C3 and C4 awards.

The awards require achievement of certain return thresholds and continuous service for the officers and employees to receive distributions. The awards do not represent an equity interest for accounting purposes in the Partnership or its subsidiaries. These units are accounted for as deferred compensation and compensation cost is measured according to the value of expected benefits as of each reporting date. Profits interest awards are subject to vesting over a continuous service period and forfeiture upon a recipient voluntarily resigning, in the normal course of business, regardless of such employee’s length of service or vested units. Since the awards are subject to forfeiture upon termination for no value, the awards represent a deferred compensation liability rather than equity classified stock compensation. Compensation cost will be recorded to the extent payment is reasonably estimable and probable, as well as considering service requirements. Any future liability recognized for these awards will be recognized at the fair value of the awards at the date of initial recognition and then subsequently updated at each reporting period. Such amounts will be material to the Partnership’s operating results in any future period.

The Group recognized $7.0 million of compensation expenses during the year ended December 31, 2024 attributable to the Mission profits interest awards as certain return thresholds and continuous services requirements were met for specific components of the business. There were no Mission profits interest awards compensation expenses for the years ended December 31, 2023 and 2022.

We did not recognize any compensation cost for the Accelerant Holdings LP profits interest awards during the years ended December 31, 2024, 2023 and 2022 as the distributions were not probable.

21. Share-based compensation

Share options granted to employees

During 2024, the Group granted 77,702 options to certain of its employees (which followed the grants during 2023 of 103,756 stock option awards, net of forfeitures) under its employee share incentive plan. The contractual term of the option awards is ten years from the grant date. The vesting terms of the option awards varied based on the date of the respective employee’s date of service commencement such that a portion of the awards was typically vested as of the grant date. The vesting periods per each of the awards varied from two to four years (with either quarterly or annual partial vesting periods over those two to four year full vesting periods).

The fair value of each share option award granted was estimated on the date of grant using the following option pricing model assumptions:

	2024	2023
Weighted average expected term (years)	1.2 - 10.0	0.5 - 10.0
Risk-free interest rate	3.82% - 4.87%	4.14% - 5.40%
Expected volatility	31% - 38%	32% - 37%
Expected dividend yield	0%	0%

Based on application of the Hull-White valuation method (widely used in the determination of option fair value), we estimate the expected term of the share options granted, assuming that employees exercise their options, on average, when the stock price over strike price reaches a threshold of 2.20. The risk-free interest rate is based on observed interest rates appropriate for the term of the Group’s stock options. Expected volatility is based on companies at a comparable stage, as well as companies in the same or similar industry. The dividend yield assumption is based on the Group’s historical and expected future dividend payouts and may be subject to change in the future.

The following table summarizes the activity related to share option awards for the year ended December 31, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Aggregate Fair Value
Outstanding as of December 31, 2023	103,756	$1,615.12	8.7	$—	$140.34
Granted	77,702	1,615.12	9.5	—	361.07
Exercise	—	—	—	—	—
Canceled	—	—	—	—	—
Forfeited	(1,982)	1,615.12	—	—	—

Outstanding as of December 31, 2024	179,476	$1,615.12	9.1	$—	$237.45
Options exercisable as of December 31, 2024	66,597	$1,615.12	8.8	$—	$163.96
Options unvested as of December 31, 2024	112,880	$1,615.12	9.2	$—	$278.35

For the years ended December 31, 2024 and 2023, share-based compensation expense from share option awards granted was $8.4 million and $4.8 million, respectively, which is included in “Other expenses” in our consolidated statements of operations.

The unrecognized compensation cost related to unvested share option awards as of December 31, 2024 and 2023 was $29.6 million and $9.6 million, respectively. The weighted average remaining requisite service period as of December 31, 2024 is 1.6 years, over which period the total cost will be amortized as compensation expense within the financial statements.

22. Dividend restrictions and statutory financial information

Subject to the Cayman Islands Exempted Limited Partnership Act (As Revised), the Second Amended and Restated Exempted Limited Partnership Agreement of the Partnership and the Amended and Restated Securityholders’ Deed (the “Securityholders’ Deed”) between the General Partner and each of the Limited Partners, the board of directors of the General Partner may resolve to make distributions to the Limited Partners and authorize payment of the distributions out of the funds of the Partnership lawfully available.

The Securityholders’ Deed establishes mechanisms and the order of priority for the payment of distributions but, generally, distributions shall be paid pro rata among the holders of each class of interest.

Our subsidiaries are subject to certain regulatory restrictions on the distribution of capital and payment of dividends in the jurisdictions in which they operate, as described below. The restrictions are generally based on net income or levels of capital and surplus as determined in accordance with the relevant statutory accounting principles. Failure of these subsidiaries to comply with their applicable regulatory requirements could result in restrictions on any distributions of capital or retained earnings or stricter regulatory oversight of the subsidiaries.

Our ability to make distributions may also be limited by repayment obligations and financial covenants in our outstanding loan facility agreements. During the years ended December 31, 2024, 2023 and 2022, no distributions were declared or paid by AHLP to the Limited Partners. Certain of our subsidiaries paid dividends of $3.5 million, $2.9 million and $1.8 million to non-controlling interests during the years ended December 31, 2024, 2023 and 2022, respectively.

Subsidiary statutory financial information and dividend restrictions

Our (re)insurance subsidiaries prepare their statutory financial statements in accordance with statutory accounting practices prescribed or permitted by local regulators. Statutory and local accounting differs from US GAAP, including in the treatment of investments, acquisition costs and deferred income taxes, amongst other items.

The statutory capital and surplus amounts as of December 31, 2024 and 2023 and statutory net income (loss) amounts for the years ended December 31, 2024, 2023 and 2022 for our insurance companies and intermediaries based in the EU, UK, US and Canada and reinsurance companies based in Bermuda and the Cayman Islands are summarized in the table below, which includes information relating to acquisitions from the year of acquisition:

	Statutory Capital and Surplus
	Required		Actual		Statutory Income (Loss)
(in millions)	2024	2023	2024 (1)	2023(2)	2024 (1)	2023(2)	2022
EU - Belgium	$43.8	$56.6	$103.8	$99.8	$3.5	$(52.9)	$(45.1)
EU - Ireland	7.0	6.5	62.3	53.0	54.9	46.4	44.2
US	124.9	86.3	166.7	100.7	12.1	(9.1)	(15.7)
UK	43.8	13.0	69.6	12.9	(4.8)	(3.2)	(3.2)
Canada	5.5	5.7	13.8	12.9	1.8	(0.8)	—
Cayman Islands	5.5	7.7	78.5	91.0	(7.8)	(3.3)	(24.9)
Bermuda (3)	1.0	1.0	3.1	4.7	(1.3)	—	(4.0)

(1)	The 2024 amounts reflect our best estimate of the statutory capital and surplus and net income as of the date of completion of these consolidated financial statements.
(2)

The amounts have been revised to reflect the final statutory capital and surplus as well as statutory net loss for 2023 as reported in the statutory financial statements. We do not view the differences from previously disclosed amounts to be qualitatively or quantitatively material to the consolidated financial statements. However, the revised amounts are being provided for the purposes of comparability with the amounts presented as of and for the year ended December 31, 2024.

(3)

Accelerant Re Ltd had not written any reinsurance business and was not making use of its license with the Bermuda Monetary Authority (“BMA”). Accelerant Re Ltd’s board of directors therefore decided to voluntarily surrender such license and Accelerant Re Ltd was deregistered by the BMA in December 2023. We continue to own a segregated account with an entity that remains subject to BMA regulation.

Certain material aspects of these laws and regulations as they relate to solvency, dividends and capital and surplus are summarized below.

EU — Belgium

Our Belgium insurance subsidiary (Accelerant Insurance Europe SA/NV) is regulated by the National Bank of Belgium (“NBB”) pursuant to the Belgium Insurance Act of 2014. This subsidiary is obligated to maintain a minimum solvency margin based on the Solvency II regulations. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

The amount of dividends that this subsidiary is permitted to distribute is restricted to retained earnings, the current year profit and legal reserves (as defined). Dividends must be approved by the NBB before distribution. Solvency and capital requirements for this subsidiary are based on the Solvency II framework and must continue to be met following any distribution.

EU — Ireland

Our European insurance intermediary (Accelerant Agency Limited) is registered as an insurance intermediary by the Central Bank of Ireland (“CBI”) under the European Union (Insurance Distribution) Regulations, 2018 (“IDD”). This subsidiary also has a UK third branch (Accelerant Agency Limited UK Branch) which is authorized and regulated by the Financial Conduct Authority (“FCA”). The FCA’s applicable regulations require that a firm must at all times ensure that it is able to meet its liabilities as they fall due and at all times maintain capital resources equal to or in excess of its relevant capital resources requirement. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

U.S.

Our U.S. insurance subsidiaries are required to maintain minimum levels of solvency and liquidity as determined by law, and to comply with Risk-Based Capital (“RBC”) requirements and licensing rules as required by each U.S. insurer’s domiciliary state, and the states in which they operate. RBC is used to evaluate the adequacy of capital and surplus maintained by our U.S. insurance subsidiaries in relation to three major risk areas associated with asset risk, insurance risk and other risks. For both of our U.S. insurance subsidiaries, there are no prescribed or permitted statutory accounting practices that differ from the statutory accounting principles established by National Association of Insurance Commissioners and adopted by the US state regulators. Dividends must be approved by the insurance commissioner in the state of domicile before distribution. As of December 31, 2024 and 2023, our U.S. insurance subsidiaries exceeded their required levels of RBC.

UK

Our UK based insurance subsidiary is regulated by the Prudential Regulatory Authority (“PRA”) and the FCA. Our UK based insurance subsidiary is required to maintain adequate financial resources in accordance with the requirements of the PRA. Insurers must comply with both a Minimum Capital Requirement (“MCR”) and a Solvency Capital Requirement (“SCR”) calculated using the Solvency II standard formula. The calculation of the MCR and SCR is based on, among other things, the type and amount of insurance business written and claims paid by the insurance company. The PRA’s rules require our UK insurance subsidiary to obtain regulatory approval for any proposed payment of a dividend. The UK Regulator considers the MCR and SCR when assessing requests to make distributions. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Canada

Our insurance subsidiary based in Canada is regulated for solvency purposes by the Office of the Superintendent of Financial Institutions (“OSFI”) under the provisions of the Insurance Companies Act (Canadian Act). Our Canadian subsidiary is committed to establishing and maintaining an internal targeted capital ratio that is set above OSFI’s supervisory target capital ratio. The internal targeted capital ratio is the level of capital based on the subsidiary’s Own Risk and Solvency Assessment (“ORSA”) that is necessary to cover the risks specified in the Minimum Capital Test Guideline (as defined) as well as other risks of the insurer. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Cayman Islands

After evaluating the business and liquidity needs of our Cayman Islands reinsurance subsidiary, the directors may, from time to time, declare dividends to the shareholders. Such dividends shall only be paid out of our Cayman Islands reinsurance subsidiary’s retained earnings and any paid-in capital in excess of par, provided that, after giving effect to each such dividend, the remaining capital is in excess of any capital requirements as prescribed by our Cayman Islands reinsurance subsidiary’s Board and/or the regulator, the Cayman Islands Monetary Authority (“CIMA”). Prior notification of the payment of such dividends will be given to CIMA. Further, our Cayman Islands reinsurance subsidiary may consider providing loans or may otherwise extend credit to certain of its affiliated companies for non-investment purposes from time to time subject to approval from our Cayman Islands subsidiary’s Board and, thereafter, prior written approval from CIMA. As of December 31, 2024 and 2023, this subsidiary held capital in excess of the applicable requirements.

Bermuda

Redemption or repurchase of securities may only be paid for out of paid-up capital and profits of our Bermuda subsidiary available for dividends, or from the proceeds of a fresh issue of securities. Any premium payable on redemption may only be paid out of our Bermuda subsidiary’s share premium account, profits available for dividends or out of the contributed surplus account. (A Bermuda company may only pay dividends out of profits, but distributions to shareholders can be made out of any contributed surplus). Further, our Bermuda subsidiary may consider providing loans or may otherwise extend credit to certain of its affiliated companies for non-investment purposes subject to approval from our Bermuda subsidiary’s Board.

23. Subsequent events

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were available to be issued, which was March 27, 2025. Based upon this review, other than as described below, we did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Acquisition of an MGA

In January 2025, the Group’s subsidiary Corniche Acquisition Co. Ltd. acquired a controlling interest in the outstanding common shares of Corniche Underwriting Ltd. (“Corniche”), a UK based MGA that specializes in the insurance of risks related to the recycling industry, for $56 million of consideration such that it owns 80.5% of Corniche’s common shares. Previously, the investment in Corniche was accounted for as an equity method investment. Following the completion of the step acquisition, the Group remeasured its previously held equity interest to fair value at the acquisition date and we expect to record a gain of $2.1 million within “Net realized gains on investments” in the first quarter 2025.

Tax residency

On March 25, 2025, the Board of Directors of each of Accelerant Holdings and its subsidiary, Accelerant Holdings (Cayman) Ltd., (together, the “Holding Companies”), approved a change in the Holding Companies’ tax residency from the Cayman Islands to the UK, in each case determining that the Holdings Companies would be centrally managed and controlled from the UK on a prospective basis. “Central management and control” means that the strategic policy and direction of a company will be set from within the UK. Such actions are distinguished from decisions of a more day-to-day, operational nature. Becoming UK tax residents will enable the Holding Companies to benefit from operational efficiencies including, but not limited to, lower withholding tax rates applicable to dividend distributions from certain US subsidiaries under the US-UK tax treaty. The Company does not expect any material impact to current or deferred taxes upon the change of tax residency of the Holdings Companies. Status as a UK tax resident has no implications for the day-to-day management and operations of the Holding Companies which will remain sited in the Cayman Islands.

Schedule I

Accelerant Holdings LP

Summary of Investments Other Than Investments in Related Parties

	December 31, 2024
( in millions)	Cost	Fair value	Amount at which shown in the balance sheet
Type of Investment
Fixed maturity and short-term investments available for sale, at fair value (1):
Corporate	$175.5	$174.0	$174.0
US government and agency	128.9	128.2	128.2
Non-US government and agency	161.1	158.6	158.6
Residential mortgage-backed	44.4	43.0	43.0
Commercial mortgage-backed	18.6	18.4	18.4
Other asset-backed securities	22.1	22.1	22.1

Total	550.6	544.3	544.3

Other investments, at fair value	10.0	45.3	45.3

Total	$560.6	$589.6	$589.6

(1)	Original cost of fixed maturities is reduced by repayments and adjusted for amortization of premiums or accretion of discounts.

Schedule II

Accelerant Holdings LP

Condensed Financial Information of Predecessor

Balance Sheets — Parent Company Only

	December 31,
(in millions, except number of shares and per share amounts)	2024	2023
Assets
Cash, cash equivalents and restricted cash	0.2	0.4
Due from related parties	0.5	—
Other assets	4.9	5.2

Total assets	$5.6	$5.6

Liabilities and equity
Accumulated losses in subsidiaries	56.6	72.0
Due to related parties	7.2	6.6
Accounts payables and other liabilities	1.6	1.6

Total liabilities	$65.4	$80.2

Equity
Partners’ redeemable preference shares
Class D par value $301,248 per share: shares authorized, issued and outstanding of 100; amounts are recorded at liquidation preference (2)	$50.2	$44.1
Partners’ equity
Partners’ common shares:
Class A1 par value $0.01 per share, shares authorized, issued and outstanding of 8,491,134,079	110.6	110.6
Class A2 par value $0.02 per share: shares authorized, issued and outstanding of 693,970,910	12.1	12.1
Accumulated other comprehensive losses	(21.0)	(9.1)
Accumulated deficit	(211.7)	(232.3)

Total partners’ equity (1)	(110.0)	(118.7)

Total Equity	(59.8)	(74.6)

Total liabilities and equity	$5.6	$5.6

(1)

The Partners’ convertible preference shares and convertible preference shares owned by non-Partners are considered non-controlling interests as the convertible preference shares were issued by a consolidated subsidiary and not Accelerant Holdings LP. Refer to Note 16 of the Consolidated Financial Statements for additional information.

(2)	See Note 16 of the Consolidated Financial Statements for details regarding the Class D shares and liquidation preference.

See accompanying notes to the Condensed Financial Information of Predecessor.

Schedule II

Accelerant Holdings LP

Condensed Financial Information of Predecessor

Statements of Operations — Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023	2022
Revenues
Net investment income	$0.2	$0.1	$—

Total revenues	0.2	0.1	—
Expenses
General and administrative expenses	0.4	0.2	0.5
Interest expenses	—	—	0.1
Other expenses	—	—	(0.1)
Net foreign exchange losses	0.3	—	0.3

Total expenses	0.7	0.2	0.8

Loss (income) before taxes	(0.5)	(0.1)	(0.8)
Income tax expense	—	—	—

Net (loss) income before equity in undistributed earnings of subsidiaries	(0.5)	(0.1)	(0.8)

Equity in undistributed earnings of subsidiaries	27.2	(48.7)	(91.7)

Net income (loss)	$26.7	$(48.8)	$(92.5)

See accompanying notes to the Condensed Financial Information of Predecessor.

Schedule II

Accelerant Holdings LP

Condensed Financial Information of Predecessor

Statements of Comprehensive Income (Loss) — Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023	2022
Net income (loss)	$26.7	$(48.8)	$(92.5)
Other comprehensive (loss) income, net of tax	(11.9)	3.4	(19.9)

Comprehensive income (loss)	14.8	(45.4)	(112.4)

See accompanying notes to the Condensed Financial Information of Predecessor.

Schedule II

Accelerant Holdings LP

Condensed Financial Information of Predecessor

Statements of Cash Flows — Parent Company Only

	Years Ended December 31,
(in millions)	2024	2023(1)	2022
Cash flows from operating activities
Net income (loss)	$26.7	$(48.8)	$(92.5)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash revenues, expenses, gains and losses included in income (loss):
Equity in undistributed earnings of subsidiaries	(27.2)	48.7	91.7
Other	0.3	—	0.3
Changes in operating assets and liabilities:
Due to related parties	0.1	0.4	5.1
Other assets, accounts payable and other liabilities	(0.1)	0.5	(4.7)

Net cash (used in) provided by operating activities	(0.2)	0.8	(0.1)
Cash flows from investing activities
Proceeds from sale of other investments	—	—	0.3

Net cash provided by investing activities	—	—	0.3
Cash flows from financing activities
Payment of debt	—	—	(1.3)

Net cash used in financing activities	—	—	(1.3)

Net increase in cash, cash equivalents and restricted cash	(0.2)	0.8	(1.1)
Effect of foreign currency rate change on cash, cash equivalents and restricted cash	—	(0.8)	(0.9)
Cash, cash equivalents and restricted cash at beginning of the year	0.4	0.4	2.4

Cash, cash equivalents and restricted cash at end of the year	$0.2	$0.4	$0.4

(1)

Disclosed amounts were revised to reflect the correction of certain errors, primarily related to the nearly equal and offsetting amounts of payment of debt (previously reported as $72.2 million) and the effect of foreign currency rate change on cash, cash equivalents and restricted cash (previously reported as $(71.3) million). In addition, equity in undistributed earnings of subsidiaries; other; and other assets, accounts payable and other liabilities were revised from previously reported amounts of $48.0 million, $0.3 million and $(0.8) million, respectively. We note that the information prescribed within Schedule II, Condensed financial information of registrant, pursuant to Regulation S-X 7-05 is required for registrants and was voluntarily provided for Accelerant Holdings LP (predecessor to the intended registrant, Accelerant Holdings). In considering such factors and no impact on overall cash flows or period end balances, we have concluded that the errors were immaterial to the previously issued financial statements. However, such disclosed amounts are being revised to enhance comparability among the periods.

Supplemental cash flow information:

For the years ended December 31, 2024, 2023 and 2022, Accelerant Holdings LP did not pay any interest on debt or income taxes.

See accompanying notes to the Condensed Financial Information of Predecessor.

Notes to the Condensed Financial Information of Predecessor—Parent Company Only

The Condensed Financial Information of Accelerant Holdings LP (the Predecessor) should be read in conjunction with the consolidated financial statements and the accompanying notes thereto of Accelerant Holdings LP and subsidiaries as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024 (the “Consolidated Financial Statements”).

The Predecessor’s investments in consolidated subsidiaries are stated at cost plus equity in losses or undistributed income of consolidated subsidiaries.

The Partners’ convertible preference shares and convertible preference shares owned by non-Partners, are considered non-controlling interests as the convertible preference shares were issued by a consolidated subsidiary and not Accelerant Holdings LP. Refer to Note 16 of the Consolidated Financial Statements for additional information.

Schedule III

Accelerant Holdings LP

Supplementary Insurance Information

	As of December 31,				Years Ended December 31,
(in millions)	Deferred acquisition costs	Unpaid losses and loss adjustment expenses	Unearned premiums	Net written premiums	Net earned premiums	Net investment income	Losses and loss adjustment expenses	Amortization of deferred acquisition costs	Other operating expenses (1)
2024
Exchange Services	$—	$—	$—	$—	$—	$1.1	$—	$—	$65.0
MGA Operations	—	—	—	—	—	4.2	—	—	105.6
Underwriting	83.4	1,294.4	1,803.2	254.6	226.6	32.6	167.3	104.2	90.5
Corporate and Other	—	—	—	—	—	1.2	—	—	36.9
Consolidation and elimination adjustments	(22.7)	—	—	—	—	—	—	(22.8)	(56.7)

Total	$60.7	$1,294.4	$1,803.2	$254.6	$226.6	$39.1	$167.3	$81.4	$241.3

2023
Exchange Services	$—	$—	$—	$—	$—	$1.1	$—	$—	$36.2
MGA Operations	—	—	—	—	—	2.8	—	—	80.6
Underwriting	71.9	772.5	1,152.1	190.9	105.1	12.1	80.3	68.4	56.0
Corporate and Other	—	—	—	—	—	3.3	—	—	31.7
Consolidation and elimination adjustments	(18.9)	—	—	—	—	—	—	(18.5)	(26.8)

Total	$53.0	$772.5	$1,152.1	$190.9	$105.1	$19.3	$80.3	$49.9	$177.7

2022
Exchange Services	$—	$—	$—	$—	$—	$0.1	$—	$—	$26.3
MGA Operations	—	—	—	—	—	1.0	—	—	52.6
Underwriting	34.3	415.4	743.6	186.0	141.2	1.5	99.5	58.0	47.1
Corporate and Other	—	—	—	—	—	—	—	—	13.4
Consolidation and elimination adjustments	(7.7)	—	—	—	—	—	—	(23.0)	(15.1)

Total	$26.6	$415.4	$743.6	$186.0	$141.2	$2.6	$99.5	$35.0	$124.3

(1)

Consolidated Other operating expenses consists of general and administration expenses of $227.9 million, $169.2 million, and $116.1 million and technology and development operating expenses of $13.4 million, $8.5 million, and $8.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Schedule IV

Accelerant Holdings LP

Reinsurance

(in millions)	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Year Ended December 31, 2024
Premium earned:
Property and casualty	$2,103.7	$(2,005.0)	$127.9	$226.6	56.4%

Total premium earned	$2,103.7	$(2,005.0)	$127.9	$226.6	56.4%

Year Ended December 31, 2023
Premium earned:
Property and casualty	1,304.5	(1,214.3)	14.9	105.1	14.2%

Total premium earned	$1,304.5	$(1,214.3)	$14.9	$105.1	14.2%

Year Ended December 31, 2022
Premium earned:
Property and casualty	779.5	(637.4)	(0.9)	141.2	(0.6)%

Total premium earned	$779.5	$(637.4)	$(0.9)	$141.2	(0.6)%

Schedule V

Accelerant Holdings LP

Valuation and Qualifying Accounts

(in millions)	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	(Deductions)	Foreign currency translation adjustment	Balance at the end of year
2024
Valuation allowance for deferred tax assets	$46.5	$(9.7)	$8.6	$—	$—	$45.4
Allowance for premiums receivable	2.7	—	—	(0.3)	—	2.4
Allowance for reinsurance recoverables	0.3	0.1	—	—	—	0.4
2023
Valuation allowance for deferred tax assets	35.2	11.6	(0.3)	—	—	46.5
Allowance for premiums receivable	1.8	0.9	—	—	—	2.7
Allowance for reinsurance recoverables	—	0.3	—	—	—	0.3

2022
Valuation allowance for deferred tax assets	6.9	25.4	—	—	2.9	35.2
Allowance for premiums receivable	1.3	0.5	—	—	—	1.8

Schedule VI

Accelerant Holdings LP

Supplementary Information Concerning Property/Casualty Insurance Operations

(in millions)	As of December 31,				Years Ended December 31,
								Losses and loss adjustment expenses
Affiliation with Registrant	Deferred policy acquisition costs	Unpaid losses and loss adjustment expenses	Discount, if any	Unearned premiums	Written premiums	Net earned premiums	Net investment income	Current year	Prior years	Amortization of deferred acquisition costs	Paid claims and claim adjustment expenses
Consolidated subsidiaries
2024	$60.7	$1,294.4	$—	$1,803.2	$254.6	$226.6	$39.1	$152.2	$15.1	$81.4	$105.6
2023	53.0	772.5	—	1,152.1	190.9	105.1	19.3	75.4	4.9	49.9	81.2
2022	26.6	415.4	—	743.6	186.0	141.2	2.6	94.7	4.8	35.0	53.3

Consolidated Financial Statements

Accelerant Holdings LP

As of March 31, 2025

and for Three Months Ended March 31, 2025 and 2024

Accelerant Holdings LP

Condensed Consolidated Financial Statements

Accelerant Holdings LP

Condensed Consolidated Balance Sheets (unaudited)

(expressed in millions of US dollars, except share data)	March 31, 2025	December 31, 2024
Assets
Investments
Short-term investments available for sale, at fair value (amortized cost 2025: $63.9 and 2024: $65.0)	$64.2	$64.8
Fixed maturity securities available for sale, at fair value (amortized cost 2025: $583.1 and 2024: $485.6)	582.7	479.5
Equity method investments	8.9	18.2
Other investments	47.0	45.3

Total investments	702.8	607.8
Cash, cash equivalents and restricted cash	1,290.9	1,273.2
Premiums receivable (net of allowance 2025: $2.7 and 2024: $2.4)	863.3	791.9
Ceded unearned premiums	1,708.7	1,558.4
Reinsurance recoverables on unpaid losses and LAE	1,266.5	1,069.5
Other reinsurance recoverables	370.2	364.3
Deferred acquisition costs	56.3	60.7
Goodwill and other intangible assets, net	114.9	64.0
Capitalized technology development costs	86.9	83.6
Other assets	253.4	219.1

Total assets	$6,713.9	$6,092.5

Liabilities and equity
Unpaid losses and loss adjustment expenses	$1,513.1	$1,294.4
Unearned premiums	1,986.4	1,803.2
Payables to reinsurers	1,186.4	1,109.0
Deferred ceding commissions	194.6	193.0
Funds held under reinsurance	854.8	746.9
Insurance balances payable	195.1	201.8
Debt	121.5	121.4
Accounts payable and other liabilities	210.7	198.8

Total liabilities	6,262.6	5,668.5

Commitments and contingencies (Note 16)

Equity
Partners’ redeemable preference shares
Class D par value $301,248 per share: shares authorized, issued and outstanding of 100; amounts are recorded at liquidation preference	51.8	50.2

Partners’ common shares:
Class A1 par value $0.01 per share, shares authorized, issued and outstanding of 8,491,134,079	$110.6	$110.6
Class A2 par value $0.02 per share: shares authorized, issued and outstanding of 693,970,910	12.1	12.1
Accumulated other comprehensive loss	(12.9)	(21.0)
Accumulated deficit	(206.7)	(211.7)

Total partners’ equity	(96.9)	(110.0)

Non-controlling interests
Non-controlling interests: convertible preference shares of consolidated subsidiary	486.2	486.2
Non-controlling interests: other interests	10.2	(2.4)

Total non-controlling interests	496.4	483.8

Total equity	451.3	424.0

Total liabilities and equity	$6,713.9	$6,092.5

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Revenues
Ceding commission income	$70.7	$65.0
Direct commission income	28.1	11.6
Net earned premiums	63.0	44.0
Net investment income	12.2	7.9
Net realized gains on investments	2.3	0.4
Net unrealized gains (losses) on investments	1.7	(0.8)

Total revenues	178.0	128.1
Expenses
Losses and loss adjustment expenses	45.2	28.7
Amortization of deferred acquisition costs	17.1	22.8
General and administrative expenses	70.0	46.5
Technology and development operating expenses	3.0	2.6
Interest expenses	2.6	3.0
Depreciation and amortization	7.4	4.9
Other expenses	14.2	8.6
Net foreign exchange losses (gains)	2.9	(1.0)

Total expenses	162.4	116.1

Income before income taxes	15.6	12.0
Income tax expense	(7.7)	(9.9)

Net income	7.9	2.1
Adjustment for net (income) loss attributable to non-controlling interests	(1.3)	5.0

Net income attributable to Accelerant Holdings LP	$6.6	$7.1

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Condensed Consolidated Statements of Comprehensive Income (Loss) (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Net income	$7.9	$2.1
Other comprehensive income, net of tax:
Foreign currency translation adjustments	2.3	1.1
Unrealized gains (losses) on fixed maturity securities:
Unrealized gains (losses) on fixed maturity securities	4.8	(1.1)
Reclassification adjustments for losses recognized in net income	1.2	—

Other comprehensive income, net of tax	8.3	—

Total comprehensive income	16.2	2.1
Adjustment for comprehensive (income) loss attributable to non-controlling interests	(1.5)	5.0

Comprehensive income attributable to Accelerant Holdings LP	$14.7	$7.1

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Condensed Consolidated Statements of Equity (unaudited)

	Class D redeemable preference shares	Common shares		Accumulated other comprehensive loss	Accumulated deficit	Total Partners’ Equity	Non- controlling interests	Total equity
(expressed in millions of US dollars)		Class A1	Class A2
Three Months Ended March 31, 2025
Balance, January 1, 2025	$50.2	$110.6	$12.1	$(21.0)	$(211.7)	$(110.0)	$483.8	$424.0
Net income	—	—	—	—	6.6	6.6	1.3	7.9
Other comprehensive income	—	—	—	8.1	—	8.1	0.2	8.3
Accretion on preferred shares	1.6	—	—	—	(1.6)	(1.6)	—	—
Share-based compensation on consolidated subsidiary	—	—	—	—		—	2.4	2.4
Dividends paid to non-controlling interests	—	—	—	—		—	(2.3)	(2.3)
Issuance of non-controlling interests (1)	—	—	—	—		—	11.0	11.0

Balance, March 31, 2025	$51.8	$110.6	$12.1	$(12.9)	$(206.7)	$(96.9)	$496.4	$451.3

(1)	Refer to Note 10 for information related to the acquisition of a controlling interest in a subsidiary which gave rise to recognition of a non-controlling interest in consolidation.

	Class D redeemable preference shares	Common shares		Accumulated other comprehensive (loss) income	Accumulated deficit	Total Partners’ Equity	Non- controlling interests	Total equity
(expressed in millions of US dollars)		Class A1	Class A2
Three Months Ended March 31, 2024
Balance, January 1, 2024	$44.1	$110.6	$12.1	$(9.1)	$(232.3)	$(118.7)	$358.7	$284.1
Net income (loss)	—	—	—	—	7.1	7.1	(5.0)	2.1
Accretion of preference shares	1.5	—	—	—	(1.5)	(1.5)	—	—
Share-based compensation on consolidated subsidiary	—	—	—	—	—	—	2.2	2.2
Dividends paid to non-controlling interests	—	—	—	—	—	—	(1.6)	(1.6)

Balance, March 31, 2024	$45.6	$110.6	$12.1	$(9.1)	$(226.7)	$(113.1)	$354.3	$286.8

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Cash flows from operating activities
Net income	$7.9	$2.1
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash revenues, expenses, gains and losses included in net income:
Realized gains on investments	(2.3)	(0.4)
Unrealized (gains) losses on investments	(1.7)	0.8
Earnings from equity method investments	(0.5)	(0.3)
Share-based compensation expense	2.4	2.2
Depreciation and amortization	7.4	4.9
Deferred income tax expenses (benefits)	0.3	(5.7)
Net foreign exchange losses (gains)	2.9	(1.0)
Net accretion of discount on fixed maturity securities and short-term investments	(1.8)	(0.6)
Other, net	0.2	0.4
Changes in operating assets and liabilities:
Premiums receivable	(55.7)	(10.7)
Ceded unearned premiums	(138.0)	(90.5)
Reinsurance recoverables on unpaid losses and LAE	(188.7)	(33.4)
Other reinsurance recoverables	(2.0)	(34.3)
Deferred acquisition costs	4.3	(2.9)
Unpaid losses and loss adjustment expenses	194.2	102.1
Unearned premiums	155.0	95.6
Payables to reinsurers	66.6	112.4
Deferred ceding commissions	7.5	8.7
Funds held under reinsurance	108.0	57.4
Insurance balances payable	(8.6)	(13.8)
Other assets, accounts payable and other liabilities	(65.6)	(49.0)

Net cash provided by operating activities	91.8	144.0
Cash flows from investing activities
Proceeds from sales of:
Equity securities	—	114.9
Fixed maturity securities	26.4	5.2
Maturities of fixed maturity securities	15.8	4.5
Payments for purchases of:
Fixed maturity securities	(126.9)	(161.4)
Net change in short-term investments	2.5	(45.2)
Capitalized technology development expenditures	(6.6)	(5.7)
Other, net	(0.9)	(2.4)

Net cash used in investing activities	(89.7)	(90.1)
Cash flows from financing activities
Payment of debt	—	(0.5)
Dividends paid to non-controlling interest	(2.3)	(1.4)

Net cash used in financing activities	(2.3)	(1.9)
Net increase in cash, cash equivalents and restricted cash	(0.2)	52.0
Effect of foreign currency rate changes on cash, cash equivalents and restricted cash	17.9	(2.6)
Cash, cash equivalents and restricted cash at beginning of period	1,273.2	775.8

Cash, cash equivalents and restricted cash at end of period	$1,290.9	$825.2

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Condensed Consolidated Statements of Cash Flows (unaudited) (continued)

	Three Months Ended March 31,
(expressed in millions of US dollars)	2025	2024
Supplemental cash flows information:
Interest on debt paid	$2.6	$2.8
Income taxes paid	3.3	2.0
Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	1,238.2	823.6
Restricted cash and cash equivalents	52.7	1.6

Total cash, cash equivalents and restricted cash	$1,290.9	$825.2

See accompanying notes to the unaudited condensed consolidated financial statements.

Accelerant Holdings LP

Notes to Condensed Consolidated Financial Statements (unaudited)

1. Nature of business and basis of presentation

Accelerant Holdings LP (“AHLP”) is a Cayman Islands exempted limited partnership, formed in December 2018 with capital provided by initial investors, which included entities affiliated with Altamont Capital Partners, a private equity firm, as well as certain members of the Partnership’s executive management team. AHLP is the ultimate parent of the Accelerant Holdings group of companies (“Accelerant Holdings” or the “Group”). Accelerant Holdings, together with its risk capital partners, provides property and casualty insurance to policyholders via its network of Members, which are typically Managing General Agents (“MGAs”). AHLP, together with its subsidiary companies (“we”, “us”, “our” or the “Partnership”) focuses on small-to-medium sized commercial clients primarily in the United States (“US”), Europe (“EU”), Canada and the United Kingdom (“UK”).

Accelerant Holdings is the primary operating holding company of the Group.

Accelerant Holdings (Cayman) Ltd (“Accelerant Cayman”) is a holding company incorporated in the Cayman Islands and is the entity which owns the underlying operating group companies engaged in the Accelerant business.

These unaudited condensed consolidated interim financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the financial information and note disclosures required by US GAAP for complete consolidated financial statements. The condensed consolidated interim financial statements are presented in US Dollars and all amounts are in millions, except for the number of shares, per share amounts and the number of securities.

In our opinion, these unaudited condensed consolidated financial statements reflect all adjustments that are normal and recurring in nature necessary to fairly state our financial position as of March 31, 2025, our results of operations and cash flows for the three months ended March 31, 2025 and 2024. The results of operations for any interim period are not necessarily indicative of results for the full year.

These unaudited condensed consolidated financial statements and related notes should be read in conjunction with our consolidated financial statements and related notes included in our annual financial statements for the year ended December 31, 2024. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by US GAAP.

2. Summary of significant accounting policies

There were no material changes to our significant accounting policies from those that were disclosed in our annual consolidated financial statements as of and for the year ended December 31, 2024.

Future application of accounting standards

Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses, requiring new interim and annual disclosures that provide transparency about the components of expenses included in the income statement and enhance an investor’s ability to forecast future performance. The standard requires disclosure of:

•

The amounts of employee compensation, depreciation, intangible asset amortization, and certain other costs included in each relevant expense caption as well as the inclusion of certain amounts already required to be disclosed under existing US GAAP in the same disclosure;

•	A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•	The total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The standard is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively. This standard will not have any impact to the amounts recorded within our consolidated financial statements, but will result in expanded disclosures. We are assessing the impact of this standard.

Income Tax: In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, to address improvements to income tax disclosures. The standard requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid, which includes the following:

•	Disclosure, on an annual basis, of specific categories in the rate reconciliation;

•

Disclosure, on an annual basis, of additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate);

•	Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes;

•

Disclosure, on an annual basis, of the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received);

•	Disclosure of income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign;

•	Disclosure of income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign;

•

Elimination of the requirement to disclose the nature and estimate of the range of the reasonably possible change in the unrecognized tax benefits balance in the next 12 months or make a statement that an estimate of the range cannot be made; and

•

Elimination of the requirement to disclose the cumulative amount of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.

The standard is effective for public companies for annual periods beginning after December 15, 2024 (and December 15, 2025 for nonpublic companies), with early adoption permitted. The standard will be applied on a prospective basis with the option to apply the standard retrospectively. This standard will not have any impact to the amounts recorded within our consolidated financial statements, but will result in expanded disclosures. We are assessing the impact of this standard on our disclosures as well as the period in which we will adopt.

3. Segment information

We have three reportable segments (Exchange Services, MGA Operations, and Underwriting). Each of our reportable segments serves the specific needs of our customers based on the products and services provided and reflects the way the CODM assesses performance of the business and makes decisions on the allocation of resources.

Exchange Services

Exchange Services, which is the core of Accelerant, captures the revenue and expenses associated with the Risk Exchange. The Risk Exchange is the platform that houses Accelerant technology, data ingestion, and operations that serve the needs of Members and risk capital partners. Insurance companies that join the Risk Exchange pay Accelerant a fixed-percentage volume-based fee for sourcing, managing, and monitoring the business they write. The Risk Exchange pays fees to Members for the distribution services provided to both consolidated affiliates and third parties. We eliminate net fees and other income earned by the Exchange Services segment in consolidation to the extent such income is received from consolidated insurance companies within the Underwriting segment. Only income earned from third-party companies is not eliminated in consolidation.

MGA Operations

MGA Operations consists of our Mission Underwriters (“Mission”) and Owned Members reporting units. Mission is a licensed insurance agency that functions as an MGA incubator in the US, UK and EU and represents the largest component of the segment. Mission was previously a consolidated variable interest entity (“VIE”) until we acquired all the outstanding common equity interests in Mission on May 1, 2024, at which point it became a wholly-owned subsidiary (and a voting interest entity, or “VOE”).

The Owned Members reporting unit comprises MGAs in which the Partnership has made non-controlling or controlling equity investments. Our investments in existing Members typically take the form of an initial minority stake and contractual call option for a majority stake over time. We eliminate commission income earned by MGA Operations in consolidation to the extent it is received from consolidated insurance companies within the Underwriting segment. Only commission income earned from third-party companies is not eliminated in consolidation.

Underwriting

Underwriting contains all revenue and expenses associated with the underwriting of insurance policies and assumption of reinsurance policies issued or accepted by Accelerant’s consolidated insurance companies and Accelerant Re. Our Underwriting segment is a strategic asset that enables access to Accelerant’s portfolio for current and prospective risk capital partners. The activities of these (re)insurance companies include property and casualty insurance, policy issuance, reinsurance arrangements and the payment of commission and other acquisition costs to the Exchange Services segment.

Premium revenue is earned in exchange for the property and casualty insurance policies issued and reinsurance coverage provided. For segment presentation purposes, the commission expense paid to the wholly-owned agencies is subject to deferral as deferred acquisition costs (“DAC”) for the portion of insurance policies not subject to reinsurance. DAC associated with business ceded is offset by ceding commissions received from reinsurers, which is typically more than the DAC. The DAC associated with business retained, as well as the excess ceding commissions from reinsurers, are both amortized over the related policy term. Accelerant Re also cedes premium and losses to, and receives ceding commissions from, several third-party reinsurers, including Flywheel Re. Similar to the Exchange Services and MGA Operations segments, transaction activity with our consolidated affiliates is subject to elimination (and therefore the amount of DAC, deferred ceding commissions, DAC amortization and amortization of ceding commission income in consolidation will differ from that presented within the segment results). Specifically, only commission payments and other acquisition expenses paid to third parties are subject to deferral and amortization in consolidation.

We consider the segment presentations of Exchange Services, MGA Operations and Underwriting segments prior to elimination to be the best way to evaluate Accelerant’s business and how these business components would be presented if they were stand-alone operations. As we generate additional third-party insurance relationships through our Risk Exchange, the standalone segment results will more closely align with the consolidated results (as such third party transactions would not be subject to elimination).

The following includes the financial results of our three reportable segments for the three months ended March 31, 2025 and 2024. Corporate functions and certain other businesses and operations are included in Corporate and Other.

Financial information by segment:

	Three Months Ended March 31, 2025
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income	$—	$—	$19.2	$19.2	$—	$51.5	$70.7
Direct commission income
Affiliated entities	59.0	31.5	—	90.5	—	(90.5)	—
Unaffiliated entities	11.2	16.9	—	28.1	—	—	28.1
Net earned premiums	—	—	63.0	63.0	—	—	63.0
Net investment income	0.6	0.9	10.0	11.5	0.7	—	12.2
Net realized gains on investments	—	2.0	0.3	2.3	—	—	2.3
Net unrealized gains on investments	—	—	—	—	1.7	—	1.7

Segment revenues	70.8	51.3	92.5	214.6	2.4	(39.0)	178.0
Losses and loss adjustment expenses	—	—	45.2	45.2	—	—	45.2
Amortization of deferred acquisition costs	—	—	24.8	24.8	—	(7.7)	17.1
General and administrative expenses (2) (3)	20.8	31.2	11.5	63.5	14.6	(8.1)	70.0
Technology and development operating expenses	3.0	—	—	3.0	—	—	3.0

Adjusted EBITDA	$47.0	$20.1	$11.0	$78.1	$(12.2)	$(23.2)	$42.7

Interest expenses							(2.6)
Depreciation and amortization							(7.4)
Other expenses (4)							(14.2)
Net foreign exchange losses							(2.9)

Income before income taxes							$15.6

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$13.9	$21.3	$6.2	$41.4
Consulting and professional fees	3.8	3.3	2.6	9.7
Other administrative expenses	3.1	6.6	2.7	12.4

Total general and administrative expenses	$20.8	$31.2	$11.5	$63.5

(3)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(4)

Other expenses for the three months ended March 31, 2025 consist of $4.6 million of system development non-operating expenses, $3.6 million of professional costs related to corporate development activities, $2.4 million of share-based compensation, $1.6 million of Mission profits sharing expense and $2.0 million of individually insignificant costs.

	Three Months Ended March 31, 2024
(in millions)	Exchange Services	MGA Operations	Underwriting	Total Segments	Corporate and Other (1)	Consolidation and elimination adjustments	Total
Revenues
Ceding commission income (2)	$—	$—	$29.8	$29.8	$—	$35.2	$65.0
Direct commission income
Affiliated entities	36.5	20.5	—	57.0	—	(57.0)	—
Unaffiliated entities	5.0	6.6	—	11.6	—	—	11.6
Net earned premiums	—	—	44.0	44.0	—	—	44.0
Net investment income	0.1	0.7	7.1	7.9	—	—	7.9
Net realized gains on investments	—	—	0.4	0.4	—	—	0.4
Net unrealized losses on investments	—	—	(0.8)	(0.8)	—	—	(0.8)

Segment revenues	41.6	27.8	80.5	149.9	—	(21.8)	128.1
Losses and loss adjustment expenses	—	—	28.7	28.7	—	—	28.7
Amortization of deferred acquisition costs	—	—	29.2	29.2	—	(6.4)	22.8
General and administrative expenses (3) (4)	11.7	24.7	15.5	51.9	3.5	(8.9)	46.5
Technology and development operating expenses	2.6	—	—	2.6	—	—	2.6

Adjusted EBITDA	$27.3	$3.1	$7.1	$37.5	$(3.5)	$(6.5)	$27.5

Interest expenses							(3.0)
Depreciation and amortization							(4.9)
Other expenses (5)							(8.6)
Net foreign exchange gains							1.0

Income before income taxes							$12.0

(1)	Corporate and Other includes shared services and other activities, which represent business activities that do not meet the definition of a reportable segment.
(2)

Ceding commission income of our Underwriting segment includes the effect of sliding scale adjustments based on actual loss experience. For further information on sliding scale commission adjustments, refer to Note 8.

(3)

General and administrative expenses is comprised of employee compensation and benefits, consulting and professional fees and all other administrative expenses. The composition of such amounts by each reportable segment was as follows:

	Exchange Services	MGA Operations	Underwriting	Total
Employee compensation and benefits	$8.7	$18.0	$9.2	$35.9
Consulting and professional fees	1.9	1.7	6.0	9.6
Other administrative expenses	1.1	5.0	0.3	6.4

Total general and administrative expenses	$11.7	$24.7	$15.5	$51.9

(4)

The consolidation and elimination adjustments for general and administrative expenses consist of expenses attributable to Exchange Services and MGA Operations that form components of acquisition costs of insurance policies that would be capitalized in consolidation, which are offset by adjustments as components of the other consolidation and elimination adjustments.

(5)

Other expenses for the three months ended March 31, 2024 consists of $2.7 million of system development non-operating costs, $2.6 million of professional costs related to corporate development activities, $2.2 million of share-based compensation and $1.1 million of individually insignificant costs.

We review our assets on a consolidated basis for decision making purposes since they support business operations across all our reportable segments as well as our corporate and other activities. We do not allocate assets to reportable segments as we do not use such information, except for (re)insurance balances recoverable on paid and unpaid losses and goodwill that are directly attributable to our reportable segments.

All our revenues from external customers were attributable to various geographic locations outside of the Cayman Islands, based on where the insurance policies or services were sold. There were no reportable major customers that accounted for 10% or more of our consolidated revenue for the three months ended March 31, 2025 and 2024.

Our revenues by geography were as follows:

	Three Months Ended March 31, 2025
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$49.0	$21.7	$70.7
Direct commission income	14.0	14.1	28.1
Net earned premiums	15.1	47.9	63.0
Net investment income	7.4	4.8	12.2
Net realized gains on investments	0.2	2.1	2.3
Net unrealized gains on investments	1.7	—	1.7

Total revenues	$87.4	$90.6	$178.0

	Three Months Ended March 31, 2024
(in millions)	North America	UK and EU	Total
Ceding commission income (1)	$30.2	$34.8	$65.0
Direct commission income	5.5	6.1	11.6
Net earned premiums	25.6	18.4	44.0
Net investment income	3.9	4.0	7.9
Net realized gains on investments	—	0.4	0.4
Net unrealized losses on investments	—	(0.8)	(0.8)

Total revenues	$65.2	$62.9	$128.1

(1)

For further information on the impacts of sliding scale commission adjustments on our ceding commission income for the three months ended March 31, 2025 and 2024 resulting from the loss experience of covered insurance contracts, refer to Note 8.

4. Investments

Unrealized gains and losses on available for sale fixed maturity and short-term investments, at fair value

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of fixed maturity and short-term investments, were as follows:

	March 31, 2025
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$223.3	$1.3	$(1.3)	$223.3
US government and agency	154.9	0.9	(0.3)	155.5
Non-US government and agency	175.2	0.9	(1.5)	174.6
Residential mortgage-backed	46.0	0.3	(0.7)	45.6
Commercial mortgage-backed	20.9	0.2	—	21.1
Other asset-backed securities	26.7	0.1	—	26.8

Total fixed maturity and short-term investments	$647.0	$3.7	$(3.8)	$646.9

	December 31, 2024
(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate	$175.5	$0.8	$(2.3)	$174.0
US government and agency	128.9	0.1	(0.8)	128.2
Non-US government and agency	161.1	0.5	(3.0)	158.6
Residential mortgage-backed	44.4	0.1	(1.5)	43.0
Commercial mortgage-backed	18.6	—	(0.2)	18.4
Other asset-backed securities	22.1	0.1	(0.1)	22.1

Total fixed maturity and short-term investments	$550.6	$1.6	$(7.9)	$544.3

The following table summarizes, for all our available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	March 31, 2025
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$75.9	$(1.3)	$—	$—	$75.9	$(1.3)
US government and agency	31.7	(0.1)	4.7	(0.2)	36.4	(0.3)
Non-US government and agency	76.7	(1.5)	—	—	76.7	(1.5)
Residential mortgage-backed	15.0	(0.2)	3.4	(0.5)	18.4	(0.7)

Total fixed maturity and short-term investments	$199.3	$(3.1)	$8.1	$(0.7)	$207.4	$(3.8)

	December 31, 2024
	Less than 12 months		12 Months or more		Total
(in millions)	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Corporate	$85.4	$(2.2)	$6.5	$(0.1)	$91.9	$(2.3)
US government and agency	66.3	(0.6)	4.7	(0.2)	71.0	(0.8)
Non-US government and agency	93.5	(3.0)	—	—	93.5	(3.0)
Residential mortgage-backed	29.0	(0.8)	5.1	(0.7)	34.1	(1.5)
Commercial mortgage-backed	13.2	(0.2)	0.5	—	13.7	(0.2)
Other asset-backed securities	12.1	(0.1)	—	—	12.1	(0.1)

Total fixed maturity and short-term investments	$299.5	$(6.9)	$16.8	$(1.0)	$316.3	$(7.9)

We did not recognize the unrealized losses in earnings on these fixed maturity and short-term investments at March 31, 2025 and December 31, 2024 because we determined that such losses were due to non-credit factors that are temporary in nature. Additionally, we neither intend to sell the securities nor do we believe that it is more likely than not that we will be required to sell these securities before recovery of their amortized cost basis.

Contractual maturity

The amortized cost and fair values of our fixed maturity and short-term investments by contractual maturity were as follows:

	March 31, 2025
(in millions)	Amortized cost	Fair value
Due in one year or less	$114.2	$114.4
Due after one year through five years	342.6	343.7
Due after five years through ten years	89.2	88.3
Due after ten years	7.4	7.0
Residential mortgage-backed	46.0	45.6
Commercial mortgage-backed	20.9	21.1
Other asset-backed securities	26.7	26.8

Total	$647.0	$646.9

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

Equity method and other investments

We have made investments in private equity funds focused on insurance technology ventures, certain MGAs that form part of our distribution network and a technology focused third-party claim administrator (“TPA”) that provides services to certain of our Members. Such strategic investments are generally accounted for using the equity method of accounting and are included as equity method investments in the financial statements or, in cases where we have elected the measurement alternative, accounted for at fair value based on observable price changes or impairment within Other investments.

Details regarding our equity method investments were as follows:

	March 31, 2025		December 31, 2024
(in millions)	Ownership %	Carrying value	Ownership %	Carrying value
MGAs (1)	19.0% - 20.0%	$2.2	19.0% - 20.0%	$11.0
Other	9.4% - 15.0%	6.7	9.4% - 15.0%	7.2

Equity method investments		$8.9		$18.2

(1)	During the first quarter of 2025, we acquired a controlling interest in an MGA subsidiary that we previously accounted for as an equity method investment. Refer to Note 10 for additional information.

In applying the equity method of accounting, we record investments initially at cost and subsequently adjust their carrying value based on our proportionate share of the net income or loss of the investment. As permitted by the applicable accounting guidance, we generally record such investments on a one-to-three-month lag. Our maximum exposure to loss with respect to these investments is limited to the investment carrying amounts reported in our consolidated balance sheet and any unfunded commitments. As of March 31, 2025, we had unfunded commitments of $7.0 million to our equity method investees.

For the three months ended March 31, 2025 and 2024, we received dividends from equity method investees of $0.9 million and $0.2 million, respectively.

Details regarding the carrying value of our other investments portfolio were as follows:

(in millions)	March 31, 2025	December 31, 2024
Investment type:
MGAs and TPAs	$27.9	$26.2
Venture funds	19.1	19.1

Other investments	$47.0	$45.3

We have elected the measurement alternative to carry private equity investments in venture funds, ordinary stocks, warrants and stock options of MGAs and TPAs that qualify for the equity method basis of accounting and that do not have a readily determinable fair value, at cost, less any impairment. If observable prices in identical or similar investments from the same issuer are observed, we measure the equity investment at fair value as of the date that such observable transaction occurs.

For the three months ended March 31, 2025, there were no impairments and we recorded $1.7 million of income as a component of unrealized gains following observable prices related to these investments. For the three months ended March 31, 2024, there were no impairments and no observable transaction prices based on orderly transaction prices for the identical or similar investments of the same issuer.

We have recognized cumulative income as a component of unrealized gains of $37.1 million, net of cumulative impairments of $0.2 million associated with investments accounted for under the measurement alternative from inception of the related investments.

As of March 31, 2025, we had unfunded commitments of $2.2 million to venture funds.

Net investment income

Investment income and expenses were as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Interest on cash and cash equivalents	$6.6	$5.0
Interest on fixed maturity investments	5.3	2.7
Income from equity method investments	0.5	0.3

Gross investment income	12.4	8.0
Investment expenses	(0.2)	(0.1)

Net investment income	$12.2	$7.9

Net realized and unrealized gains (losses) on investments

The following table presents net realized and unrealized gains (losses) on our investments:

	Three Months Ended March 31,
(in millions)	2025	2024
Net realized gains (losses) on investments:
Net realized gains (losses) on fixed maturity and short-term investments	$0.3	$(0.1)
Net realized gains on equity securities sold during the period	—	0.5
Net realized gains on equity method investments	2.0	—

Net realized gains on investments	$2.3	$0.4
Net unrealized gains (losses) on investments:
Net unrealized losses on equity securities held at the reporting date	—	(0.8)
Other investments (1):
MGAs and TPAs	1.7	—

Net unrealized gains (losses) on investments	$1.7	$(0.8)

Net realized and unrealized gains (losses) on investments	$4.0	$(0.4)

(1)	Amounts correspond to income arising from our equity investments accounted for under the measurement alternative (as described above).

Regulated deposits and restricted assets

Certain subsidiaries of the Group are required to maintain assets on deposit with various regulatory authorities to support our insurance and reinsurance operations. Securities on deposit for regulatory and other purposes were $4.9 million as of March 31, 2025 and December 31, 2024, which are included in the “Fixed maturity securities available for sale, at fair value” in our condensed consolidated balance sheets.

The following table represents the restricted assets we have pledged in favor of certain ceding companies to collateralized obligations:

(in millions)	March 31, 2025	December 31, 2024
Short-term investments	$17.3	$17.2
Fixed maturity securities	33.6	33.0
Cash and cash equivalents	52.7	47.3

Total	$103.6	$97.5

5. Fair value measurements

Assets recorded at fair value in our condensed consolidated balance sheets are measured and classified in accordance with a fair value hierarchy consisting of three “levels” based on the observability of valuation inputs:

•	Level 1: Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities;

•

Level 2: Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data; and

•

Level 3: Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made when there is little, if any, market activity for the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, we consider factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

There were no material changes to valuation methodologies of assets measured at fair value.

Fair value measurements on a recurring basis

Our financial assets and liabilities measured at fair value on a recurring basis by level were as follows:

	March 31, 2025
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Fixed maturity and short-term investments measured at fair value:
Corporate	$—	$223.3	$—	$223.3
US government and agency	—	155.5	—	155.5
Non-US government and agency	—	174.6	—	174.6
Residential mortgage-backed	—	45.6	—	45.6
Commercial mortgage-backed	—	21.1	—	21.1
Other asset-backed securities	—	26.8	—	26.8

Total fixed maturity and short-term investments	$—	$646.9	$—	$646.9

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Fixed maturity and short-term investments measured at fair value:
Corporate	$—	$174.0	$—	$174.0
US government and agency	—	128.2	—	128.2
Non-US government and agency	—	158.6	—	158.6
Residential mortgage-backed	—	43.0	—	43.0
Commercial mortgage-backed	—	18.4	—	18.4
Other asset-backed securities	—	22.1	—	22.1

Total fixed maturity and short-term investments	$—	$544.3	$—	$544.3

There were no transfers between Level 1, Level 2, or Level 3 for the three months ended March 31, 2025 and for the year ended December 31, 2024.

Fair value measurements on a non-recurring basis

We measure the fair value of certain assets on a non-recurring basis, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include our investments in limited partnerships reported in “Other investments” in our condensed consolidated balance sheets.

The following table presents assets measured at fair value on a non-recurring basis:

	March 31, 2025
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs and TPAs	$—	$—	$27.9	$27.9
Venture funds	—	—	19.1	19.1

Total	$—	$—	$47.0	$47.0

	December 31, 2024
(in millions)	Quoted prices in active markets for identical assets Level 1	Significant other observable Level 2	Significant unobservable inputs Level 3	Estimated fair value
Assets measured at fair value:
Other investments:
MGAs	$—	$—	$26.2	$26.2
Venture funds	—	—	19.1	19.1

Total	$—	$—	$45.3	$45.3

Fair value information about financial instruments not measured at fair value

Our estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below:

Debt: As further described in Note 9, given the frequency with which the variable interest rates on our senior unsecured debt reset, the carrying value of our debt measured at amortized cost approximates its fair value as of March 31, 2025 and December 31, 2024. The debt is classified as Level 2.

Remaining financial assets and liabilities: Our remaining financial assets and liabilities were generally carried at cost or amortized cost, which due to their short-term nature, approximates their fair value as of March 31, 2025 and December  31, 2024.

6. Unpaid losses and loss adjustment expenses

Activity in unpaid losses and loss adjustment expenses (“LAE”) reserve is summarized as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Gross reserve for unpaid losses and LAE, beginning of year	$1,294.4	$772.5
Less: Reinsurance recoverables, beginning of year	1,069.5	605.5

Net reserve for unpaid losses and LAE, beginning of year	224.9	167.0
Incurred losses and LAE related to:
Current accident year	45.2	28.7
Prior accident years	—	—

Total incurred losses and LAE	45.2	28.7
Paid losses and LAE:
Current accident year	(1.9)	(2.0)
Prior accident years	(26.7)	(21.0)

Total paid losses and LAE	(28.6)	(23.0)
Foreign exchange adjustments	5.1	(4.4)

Net reserve for unpaid losses and LAE, end of period	246.6	168.3
Reinsurance recoverables on unpaid losses and LAE, end of period	1,266.5	695.0

Gross reserve for unpaid losses and LAE, end of period	$1,513.1	$863.3

Reserves for losses and LAE represent our estimated indemnity cost and related adjustment expenses necessary to administer and settle claims. Our estimates are based upon individual case estimates for reported claims set by our claims specialists, adjusted with actuarial estimates for any further expected development on reported claims and for losses that have been incurred, but not yet reported.

7. Reinsurance

The Group enters into reinsurance agreements to limit its exposure to large losses and to enable it to underwrite policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, part or all of its exposure to the reinsurer in exchange for all or a portion of the premiums.

The Group uses extensive reinsurance arrangements, including quota share and excess of loss contracts, to manage its exposure under issued insurance contracts. Such reinsurance provides loss coverage subject to certain limits and may include sliding scale ceding commissions, premium caps, loss ratio limits and other features, which align the Group’s interests with those of its reinsurers. We consider these features when evaluating risk transfer and whether such contracts qualify as reinsurance or must be treated as deposits.

The impact of reinsurance on earned premiums and loss and loss adjustment expenses is as follows:

	Three Months Ended March 31,
(in millions)	2025	2024
Written premiums:
Direct	$800.8	$532.6
Assumed	73.2	18.5
Ceded	(801.6)	(495.5)

Net written premiums	$72.4	$55.6

Earned premiums:
Direct	$642.1	$436.0
Assumed	76.7	14.7
Ceded	(655.8)	(406.7)

Net earned premiums	$63.0	$44.0

Loss and LAE:
Direct	$365.5	$227.3
Assumed	17.3	7.4
Ceded	(337.6)	(206.0)

Net loss and LAE	$45.2	$28.7

Reinsurance recoverables

Amounts recoverable from reinsurers on paid and unpaid losses and LAE are recognized in a manner consistent with the unpaid losses and LAE associated with the reinsurance and presented as reinsurance recoverables. The balances are as follows:

(in millions)	March 31, 2025	December 31, 2024
Reinsurance recoverables on unpaid losses and LAE	$1,266.5	$1,069.5
Other reinsurance recoverables:
Reinsurance recoverables on paid losses and LAE	292.6	281.4
Deposit assets	77.6	82.9

Total other reinsurance recoverables	370.2	364.3

Reinsurance recoverables	$1,636.7	$1,433.8

For the three months ended March 31, 2025, the Group reduced the deposit assets by $5.3 million attributed to actual recoveries. The deposit asset reported as of March 31, 2025, is comprised of expected recoveries of $77.6 million, net of accretion, calculated using the interest method.

Credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligation assumed under the reinsurance agreements. An allowance is established for amounts deemed uncollectible. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. To further reduce credit exposure to reinsurance recoverables balances, the Group has received letters of credit from certain reinsurers that are not authorized as reinsurers under US state insurance regulations.

Of the total reinsurance recoverables on paid and unpaid losses and LAE outstanding as of March 31, 2025, 56% were with reinsurers having an A.M. Best rating of A- (excellent) or better, and the Group requires reinsurance recoverables with reinsurers that are not rated by A.M. Best to be subject to collateral arrangements through a combination of letters of credit, funds withheld arrangements or trust agreements. We consider such collateral arrangements, credit ratings assigned to reinsurers by A.M. Best and other historical default rate information in estimating the credit valuation allowance for reinsurance recoverables. The credit valuation allowance was $0.5 million and $0.4 million as of March 31, 2025 and December 31, 2024, respectively.

8. Deferred acquisition costs and deferred ceding commissions

The following table presents the amounts of policy acquisition costs deferred and amortized for insurance business retained by the Group:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$60.7	$53.0
Direct commissions and other acquisition costs on retained business	12.7	23.3
Amortization of deferred acquisition costs	(17.1)	(22.8)
Foreign currency translation	—	(0.7)

Balance as of March 31,	$56.3	$52.8

The following table presents the amounts of ceding commission deferred and amortized:

	Three Months Ended March 31,
(in millions)	2025	2024
Balance as of January 1,	$193.0	$120.4
Deferral of excess ceding commission income over deferred acquisition costs	73.2	69.2
Amortization of deferred excess ceding commission to income	(70.7)	(65.0)
Foreign currency translation	(0.9)	3.4

Balance as of March 31,	$194.6	$128.0

The Group cedes a significant portion of its premiums written to reinsurance companies. The ceding commissions are offset against DAC related to the insurance contracts that are subject to such reinsurance. Any excess ceding commissions over the related DAC are subject to deferral over the insurance premiums earning period.

The Group’s contractual acquisition costs are expressed as a percentage of the underlying premiums by type of insurance policy. Certain agreements with our Members include sliding scale adjustments to acquisition cost based on the actual loss experience of the insurance contracts they write, such that our ultimate acquisition cost inversely changes relative to the loss ratio (i.e., adverse experience in the loss ratio will result in a reduction in the related acquisition cost and, conversely, any favorable experience in the loss ratio will result in an increase in the acquisition cost).

Certain of the Group’s reinsurance arrangements are subject to sliding scale adjustments pursuant to the agreements with various reinsurers based on the actual loss experience of covered insurance contracts. The contractual ceding commission amounts are expressed as a percentage of the underlying premiums by type of insurance policy. Further, the amount of ceding commissions will vary based on the volume of ceded premium and may be adjusted for changes in the loss ratio. As that loss ratio changes from the original expected contractual amount, the amount of ceding commission inversely changes (such that adverse experience in the subject loss ratio will result in a reduction in ceding commissions and, conversely, any favorable experience in the subject loss ratio will result in an increase in ceding commissions). Such changes in ceding commission will result in a change to the deferred ceding commissions liability to the extent that the underlying premiums are unearned and, conversely, will result in a direct change to income to the extent that the underlying premium has been earned. As such, the sliding scale commissions act as our substantive participation in the underlying loss experience of the underlying insurance contracts.

Ceding commission income recognized for the three months ended March 31, 2024 included reductions of $2.5 million due to net sliding scale commission adjustments resulting from the loss experience of covered insurance contracts. There was no net sliding scale commission adjustment during the three months ended March 31, 2025.

9. Debt

The Group had the following senior unsecured debt outstanding as of March 31, 2025 and December 31, 2024:

(in millions)	March 31, 2025	December 31, 2024
Senior unsecured debt	$125.0	$125.0
Less: unamortized debt issuance costs	(3.5)	(3.6)

Senior unsecured debt	$121.5	$121.4

The Group has a senior unsecured syndicated US dollar denominated loan facility with a September 2029 maturity date with an aggregate outstanding principal balance of $125 million. The credit agreement includes a $50 million revolving credit facility (which was unutilized and available as of March 31, 2025).

The senior notes are senior unsecured obligations and include a delayed draw term loan (“DDTL”) feature that allows the Group to withdraw predefined amounts. Incremental facilities up to an additional $75 million are available to draw upon request, subject to the agreement of the lenders.

Partial quarterly repayments of the aggregate principal amount are required until the maturity date. Interest payments on the senior notes are due at the end of each period, being a certain month or quarter during which the applicable interest rate has been reset. The interest rate is subject to a sliding scale based on the Group’s consolidated senior debt to capitalization ratio and varies between a 3.4% and 4.0% spread in addition to the Secured Overnight Financing Rate (“SOFR”). Interest is calculated based on a 360-day year of twelve 30-day months. Interest expense for the three months ended March 31, 2025 and 2024 was $2.6 million and $3.0 million, respectively.

Subject to conditions of optional prepayment, the Group may voluntarily prepay the senior notes at any time and from time to time, prior to the maturity date without penalty. Any prepayment, in whole or in part, shall include any accrued and unpaid interest thereon to, but excluding, the prepayment date. Any amounts the Group prepay may not be reborrowed.

The senior notes contain certain restrictive and maintenance covenants customary for facilities of this type, including restrictions on minimum consolidated net worth, maximum leverage levels and a minimum interest coverage ratio. As of March 31, 2025, the Group was in compliance with all such covenants.

10. Business acquisitions

In January 2025, the Group’s consolidated subsidiary Corniche Acquisition Co. Ltd. acquired an additional 61% of the outstanding share capital of Corniche Underwriting Ltd. (“Corniche”), a UK based MGA that specializes in the insurance of risks related to the recycling industry, in exchange for $56.2 million of consideration consisting of i) $17.1 million of cash paid at acquisition, and an additional $17.1 million of cash to be paid over two equal installments due in June 2025 and January 2026 that is reflected as a payable within “Accounts payable and other liabilities” in our condensed consolidated balance sheets as of March 31, 2025); ii) the Group’s previously held equity interest of $11.0 million; and iii) the non-controlling interests of $11.0 million. The acquisition of the additional 61% interest increased our ownership in Corniche from 19.5% to 80.5%. Previously, the Group accounted for the investment in Corniche as an equity method investment. Following the completion of the step acquisition, the Group remeasured its previously held equity interest to fair value at the step acquisition date. Accordingly, the Group recorded a revaluation gain of $2.0 million within “Net realized gains on investments” in our condensed consolidated statements of operations.

The fair value of the assets acquired and liabilities assumed and non-controlling interest was estimated using an income approach. Key assumptions included market-observable inputs and management’s estimates of nominal cash flows. The purchase consideration was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired less liabilities assumed at the date of the acquisition. The Group’s purchase price allocation related to the acquisitions is provisional and could change in subsequent periods to reflect new information obtained about the facts and circumstances that existed as of the acquisition date, which if known, would have affected the measurement of the amounts recognized as of the acquisition date. The Group may recognize measurement period adjustments to the provisional amounts in future periods, but no later than one year from the closing date (referred to as the “measurement period”). The Group recorded goodwill from this acquisition, primarily attributable to expected growth and profitability, none of which is expected to be deductible for income tax purposes.

Our consolidated financial statements include the results of this acquisition after the respective closing date. Revenue, net income, as well as pro forma information is not presented as such results of operations would not be materially different to the actual results of operations of AHLP. The acquisition-related costs incurred during the three months ended March 31, 2025 were $0.7 million.

The following table provides our preliminary purchase accounting financial information for the Corniche acquisition:

(in millions)	2025
Assets acquired:
Cash and cash equivalents	$16.2
Other identifiable intangible assets	21.6
Premiums receivable	7.0
Other assets	0.4

Total assets acquired	45.2
Liabilities assumed:
Accounts payable and other liabilities	16.7

Total liabilities assumed	16.7

Total identifiable net assets acquired (1)	28.5

Goodwill	27.7

Total acquisition consideration	$56.2

(1)

Total net cash paid to date for the interest in Corniche was $0.9 million, net of cash acquired (consisting of the $17.1 million initial payment at acquisition date net of the $16.2 million cash acquired). As noted above, this does not include cash payments of $17.1 million that will be due in two installments through January 2026.

A roll forward of goodwill and other intangible assets, net as of and for the three months ended March 31, 2025 is as follows:

(in millions)	Goodwill and other intangible assets, net
Balance as of January 1, 2025	$64.0
Goodwill from acquisition of business	27.7
Other intangible assets from acquisition of business	21.6
Amortization of other intangible assets	(1.2)
Foreign currency translation	2.8

Balance as of March 31, 2025	$114.9

The Group did not have any business acquisitions during the three months ended March 31, 2024.

11. Share-based compensation

Share options granted

No options have been granted during the first quarter of 2025. The following table summarizes the activity related to share option awards for the three months ended March 31, 2025:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Aggregate Fair Value
Outstanding as of January 1, 2025	179,476	$1,615.12	9.1	$—	$237.45
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Canceled	(925)	1,615.12	—	—	—
Forfeited	(2,246)	1,615.12	—	—	—

Outstanding as of March 31, 2025	176,305	$1,615.12	8.8	$—	$234.78
Options exercisable as of March 31, 2025	76,646	$1,615.12	8.6	$—	$175.92
Options unvested as of March 31, 2025	99,659	$1,615.12	9.0	$—	$280.05

The weighted average grant-date fair value of share options granted during the three months ended March 31, 2024 was $294.90.

For the three months ended March 31, 2025 and 2024, share-based compensation expense from share option awards granted was $2.4 million and $2.2 million, respectively, which is included in “Other expenses” in our condensed consolidated statements of operations.

The unrecognized compensation cost related to unvested share option awards as of March 31, 2025 and December 31, 2024 was $26.1 million and $29.6 million, respectively. The weighted average remaining requisite service period as of March 31, 2025 is 1.5 years, over which period the total cost will be amortized as compensation expense within the financial statements.

12. Income taxes

For the three months ended March 31, 2025 and 2024, our effective tax rate was 49.4% and 82.5%, respectively. We use the estimated annual effective tax rate method for calculating our tax provision in interim periods, which reflects our best estimate of the effective tax rate expected for the full year. The effective tax rates in both periods were impacted by taxable income subject to tax in certain jurisdictions, losses incurred in zero tax rate jurisdictions and valuation allowances offsetting available carry-forward losses in certain jurisdictions.

In March 2025, the Board of Directors of Accelerant Holdings and certain intermediary holding companies (together, the “Holding Companies”) approved a change in the Holding Companies’ tax residency from the Cayman Islands to the UK. Upon becoming UK tax residents, the Holding Companies began to benefit from operational efficiencies including, but not limited to, lower withholding tax rates applicable to dividend distributions from certain US subsidiaries under the US-UK tax treaty. In addition, the aggregate income (loss) of the Holding Companies became subject to UK income tax effective as of the March 2025 date of change to UK tax residency. To the extent that the Holding Companies have incremental income it will generate additional UK tax expense and, conversely, to the extent that there are any incremental losses income tax benefits will be generated to the extent that there is current or projected taxable income available in our UK operations. Over the remainder of 2025, we expect incremental benefits to emerge due to the Holding Companies’ projected expense base and, therefore, our effective tax rate for the year ended December 31, 2025 is expected to fall below those reported in previous years when such expenses were incurred in the Cayman Islands (a zero tax rate jurisdiction).

The relationship of our income tax expense to pre-tax income (loss) is atypical because our taxable income has predominately been generated in the US, UK, Ireland, and Puerto Rico resulting in income tax expense in those jurisdictions (entities in such jurisdictions are referred to as “tax-paying entities”).

Meanwhile, we have incurred operating losses in zero tax rate jurisdictions (such as in our corporate and reinsurance entities in the Cayman Islands) resulting in no income tax benefit. We have also incurred pre-tax operating losses in Belgium and other jurisdictions where we have generated cumulative operating losses, however, in each of those cases, a valuation allowance has been recorded against the corresponding deferred tax assets (entities in these two types of jurisdictions are referred to as “non-tax paying entities”).

Taxable losses in one jurisdiction generally cannot be applied to offset earnings in another. In certain other jurisdictions, losses in one entity may not be used to offset taxable income generated by another entity in that same jurisdiction.

The composition of our effective tax rates among our tax-paying and non-tax paying entities, which demonstrates the non-tax paying entities’ effect on the total effective tax rate, were as follows:

	Three Months Ended March 31,
	2025			2024
(in millions)	Tax-paying entities	Non-tax paying entities	Total	Tax-paying entities	Non-tax paying entities	Total
Income (loss) before income taxes	$49.5	$(33.9)	$15.6	$35.6	$(23.6)	$12.0
Income tax expense	(7.7)	—	(7.7)	(9.9)	—	(9.9)
Effective tax rate	15.6%	—	49.4%	27.8%	—	82.5%

13. Other assets

Other assets consisted of the following:

(in millions)	March 31, 2025	December 31, 2024
Prefunded claim settlement accounts (1)	$89.5	$58.6
Net deferred tax assets	50.3	51.6
Commission income receivable	28.5	28.3
Funds withheld by reinsurers	18.5	18.2
Deferred offering costs (3)	17.2	16.0
Prepaid expenses	11.2	11.8
Prepaid retrocession premium	5.1	5.3
Other	33.1	29.3

Total	$253.4	$219.1

(1)	This balance represents amounts paid to third party administrators in advance of the notification of specific claims to enable the future settlement of such claims on an efficient and timely basis.
(2)

As of the date of completion of these financial statements, the Group is preparing for its planned initial public offering. In the event that the Group postpones the planned offering of securities to which these deferred costs relate and such postponement is determined to be other than short-term, the deferred offering costs will be charged to expense in the period that determination is reached.

14. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

(in millions)	March 31, 2025	December 31, 2024
Premium tax payables	$48.0	$53.7
Commission refund liabilities	40.1	38.8
Deposit liabilities	29.5	43.9
Trade payables	17.2	13.8
Corporation tax payable	9.0	4.4
Accrued expenses and other	66.9	44.2

Total	$210.7	$198.8

15. Related party transactions

We have loans receivable from certain of the directors of the Partnership. At March 31, 2025 and December 31, 2024 the value of the loans receivable were $3.9 million and $3.7 million, respectively. Interest will accrue on the outstanding principal balance at a floating per annum rate equal to the greater of (i) the Prime Rate minus one percent (1.0%) and (ii) two and one quarter of one percent (2.25%). Interest will be due and payable on the repayment date. There is no fixed repayment date.

16. Commitments and contingencies

Litigation

We are occasionally a party to routine contractual disputes impacting receivables, claims (re)insurance contracts or litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition, or results of operations.

Contingencies arise in the normal conduct of our operations and are not expected to have a material effect on our financial condition or results of operations. However, adverse outcomes are possible and could negatively affect our financial condition and results of operations.

Unfunded investment commitments

As of March 31, 2025, we had unfunded commitments of $9.2 million in respect of our limited partnership investments. Refer to Note 4 for additional information.

17. Subsequent events

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were available to be issued, which was May 16, 2025. Based upon this review, we did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Accelerant Where true partnership exists

Shares

Class A Common Shares

PRELIMINARY PROSPECTUS

Morgan Stanley

Goldman Sachs & Co. LLC

BMO Capital Markets

RBC Capital Markets

Piper Sandler

Wells Fargo Securities

William Blair

Raymond James

TD Securities

Citizens Capital Markets

FT Partners

    , 2025

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of our Class A common shares being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	$ *
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association will provide for indemnification of officers and directors to the maximum extent permitted by law for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud and dishonesty or willful default.

We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We also expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15.	Recent Sales of Unregistered Securities

In the preceding three years, the registrant has sold and issued the following securities that were not registered under the Securities Act:

Option, Restricted Stock Unit and Common Share Issuances

Since January 1, 2022, the Company granted employees options to purchase an aggregate of 177,493 common shares under our Share Incentive Plan at an exercise price of $1,615.12 per common share (all such options were issued during 2023 and 2024).

Since January 1, 2022, we have not granted any restricted stock units to our employees.

Preference Share Issuances

In December 2024, the Company issued 55,537 Class C convertible preference shares for $104.7 million of gross proceeds as well as 10,874 Class C convertible preference shares to the owners of the immediate parent company for $20.5 million of gross proceeds.

In December 2022, the Company issued 89,155 Class B convertible preference shares for $90.0 million of gross proceeds as well as 59,648 Class B convertible preference shares to the owners of the immediate parent company for $60.2 million of gross proceeds.

In three issuances in January and March of 2022, the Company issued a total of 66,866 Class A convertible preference shares to employees and third-party investors for $66.9 million of gross proceeds. In January 2022, the Company issued 27,500 Class A convertible preference shares to the owners of Accelerant Holdings LP for $27.5 million of gross proceeds. The Company also issued 2,500 Class A convertible preference shares to a related-party consisting of 2,000 shares issued in settlement of an outstanding payable balance of $2.0 million and 500 shares purchased by the related-party by way of a $0.5 million loan funded by the Company. In addition, in January 2022, 866 Class A convertible preference shares were issued to certain executives of the Company for $0.9 million of gross proceeds.

Item 16.	Exhibits and Financial Statement Schedules

The exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-2 hereof.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation dated as of October 7, 2021.

3.2**	Second Amended and Restated Memorandum and Articles of Association dated as of May 19, 2023.

3.3**	Third Amended and Restated Memorandum and Articles of Association dated as of December 30, 2024.

3.4*	Form of Fourth Amended and Restated Memorandum and Articles of Association of Accelerant Holdings to be effective prior to the completion of this offering.

3.5**	Amended and Restated Shareholders Agreement dated December 28, 2022.

3.6**	Second Amended and Restated Shareholders Agreement dated December 18, 2024.

4.1**	Specimen Common Share Certificate of Accelerant Holdings.

5.1*	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands Legal Counsel to the Registrant.

10.1*	Form of Indemnification Agreement between Accelerant Holdings and each of its directors and executive officers.

Exhibit No.	Exhibit Description

10.2*	Employment Agreement, by and between Jeff Radke and Accelerant Holdings, dated , 2025.

10.3*	Employment Agreement, by and between Christopher Lee-Smith and Accelerant Holdings, dated , 2025.

10.4*	Employment Agreement, by and between Frank O’Neill and Accelerant Holdings, dated , 2025.

10.5*+	2023 Accelerant Share Incentive Plan and form of award agreements thereunder.

10.6*+	Employee Share Purchase Plan.

10.7*	Non-Employee Director Compensation Policy.

10.8**	Credit Agreement, dated January 29, 2021, by and among Accelerant Holdings, the parties named therein as guarantors and lenders and Bank of Montreal, as administrative agent.

10.9**	Guaranty Agreement, dated as of January 29, 2021, by and among Accelerant Holdings and its subsidiaries, as guarantors, and Bank of Montreal, as administrative agent.

10.10**	Amended and Restated Guaranty Agreement, dated as of May 11, 2022, by and among Accelerant Holdings and its subsidiaries, as guarantors, and Bank of Montreal, as administrative agent.

10.11**	Second Amended and Restated Guaranty Agreement, dated as of September 26, 2024, by and among Accelerant Holdings and its subsidiaries, as guarantors, and Bank of Montreal, as administrative agent.

10.12**	Amended and Restated Credit Agreement, dated as of May 11, 2022, by and among Accelerant Holdings, the parties named therein as guarantors and lenders and Bank of Montreal, as administrative agent.

10.13**	First Amendment to Amended and Restated Credit Agreement, dated as of November 30, 2023, by and among Accelerant Holdings, the parties named therein as guarantors and lenders and Bank of Montreal, as administrative agent.

10.14**	Second Amended and Restated Credit Agreement, dated September 26, 2024, by and among Accelerant Holdings, the parties named therein as guarantors and lenders and Bank of Montreal, as administrative agent.

10.15*	Registration Rights Agreement between Accelerant Holdings and the Common Shareholders, dated , 2025.

10.16**	Class A Convertible Preferred Shares Securities Purchase Agreement dated December 28, 2021.

10.17**	Class A Convertible Preferred Shares Securities Purchase Agreement dated January 7, 2022.

10.18**	Class A Convertible Preferred Shares Securities Purchase Agreement dated January 31, 2022.

10.19**	Class A Convertible Preferred Shares Securities Purchase Agreement dated March 30, 2022.

10.20**	Class B Convertible Preferred Shares Securities Purchase Agreement dated December 28, 2022.

10.21**	Class C Convertible Preferred Shares Securities Purchase Agreement dated December 18, 2024.

10.22#**	Investment Management Agreement, dated as of April 20, 2021, by and among Accelerant Insurance Europe SA and Mercer Global Investments Europe Limited.

10.23#**	Side Letter to the Investment Management Agreement with Mercer Global Investments Europe Limited.

Exhibit No.	Exhibit Description

10.24#**	Investment Management Agreement (Germany), dated as of October 2, 2023, by and among Accelerant Insurance Europe SA and Wellington Management Europe GmbH.

10.25#**	Investment Management Agreement, dated as of August 14, 2023, by and among Accelerant Re (Cayman) Ltd and Wellington Management Company LLP.

10.26#**	Engagement Letter, dated as of August 16, 2022, between Accelerant Re (Cayman) Ltd and Mercer Global Investments Europe Limited.

10.27#**	Engagement Letter, dated May 13, 2022, between Accelerant Re Ltd and Mercer Global Investments Europe Limited.

10.28#**	Investment Management Agreement, dated as of July 20, 2022, by and among Accelerant Re Ltd and Mercer Global Investments Europe Limited.

10.29#**	Engagement Letter, dated as of April 5, 2022, between Guarantee Protection Insurance Limited and Mercer Limited.

10.30#**	Investment Management Agreement, dated as of May 31, 2022, by and among Guarantee Protection Insurance Limited and Mercer Limited.

10.31#**	Investment Management Agreement (UK), dated as of October 2, 2023, by and among Accelerant Insurance UK Limited and Wellington Management International Limited.

10.32#**	Investment Services Agreement, dated as of February 3, 2021, by and among Accelerant Specialty Insurance Company and Mercer Investments LLC.

10.33#**	Second Amendment to Investment Services Agreement, dated as of January 21, 2022, by and among Accelerant Specialty Insurance Company, Accelerant National Insurance Company and Mercer Investments LLC.

10.34#**	Investment Management Agreement, dated as of August 8, 2023, by and among Accelerant Specialty Insurance Company and Wellington Management Company LLP.

10.35#**	Investment Management Agreement, dated as of August 8, 2023, by and among Accelerant National Insurance Company and Wellington Management Company LLP.

10.36#**	Investment Management Agreement (UK), dated as of October 2, 2023, by and among Accelerant Insurance SA/NV UK Branch and Wellington Management International Limited.

10.37#**	Investment Management Agreement, dated as of December 1, 2023 by and among Omega General Insurance Company and Wellington Management Canada.

21.1**	List of Subsidiaries of Accelerant Holdings.

23.1*	Consent of PricewaterhouseCoopers LLP (Accelerant Holdings).

23.2*	Consent of PricewaterhouseCoopers LLP (Accelerant Holdings LP).

23.3*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

99.1*	Form F-N (to be filed concurrently with this registration statement).

107*	Filing Fee Table.

#	Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.
+	Denotes management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in George Town, Cayman Islands, on this   day of   , 2025.

Accelerant Holdings

By:
Name:	Jeff Radke
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeff Radke and Jay Green, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional Registration Statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer) and Director	, 2025
Jeff Radke

	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	, 2025
Jay Green

	Director	, 2025
Todd Boehly

	Director	, 2025
Samuel Gaynor

	Director	, 2025
Wendy Harrington

	Director	, 2025
Nancy Hasley

	Director	, 2025
Christopher Lee-Smith

Signature	Title	Date

	Director	, 2025
Jun Liang

	Director	, 2025
Paul Little

Karen Meriwether	Director	, 2025

Keoni Schwartz	Director	, 2025

	Director	, 2025
Michael Searles

	Authorized Representative in the United States	, 2025
Jay Green